     As filed with the Securities and Exchange Commission on April 6, 1998
                                                     Registration No. 333-44929
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             ---------------------
                                AMENDMENT NO. 2
                                      TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                             ---------------------
                      PEGASUS COMMUNICATIONS CORPORATION
            (Exact name of registrant as specified in its charter)
                            ---------------------

                                     4833
           (Primary Standard Industrial Classification Code Number)



                                 DELAWARE                                         51-0374669
(State or Other Jurisdiction of Incorporation of Organization)     (I.R.S. Employer Identification Number)


                 c/o Pegasus Communications Management Company
                     Suite 454, 5 Radnor Corporate Center
                              100 Matsonford Road
                          Radnor, Pennsylvania 19087
                                (610) 341-1801
      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
           Marshall W. Pagon, President and Chief Executive Officer
                 c/o Pegasus Communications Management Company
                     Suite 454, 5 Radnor Corporate Center
                          Radnor, Pennsylvania 19087
                                (610) 341-1801
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                  Copies to:

               Ted S. Lodge, Esq.                         Michael B. Jordan, Esq.
     Pegasus Communications Corporation                    Scott A. Blank, Esq.
c/o Pegasus Communications Management Company           Drinker Biddle & Reath LLP
       Suite 454, 5 Radnor Corporate Center      1100 Philadelphia National Bank Building
                 100 Matsonford Road                       1345 Chestnut Street
             Radnor, Pennsylvania 19087            Philadelphia, Pennsylvania 19107-3496
                    (610) 341-1801                            (215) 988-2700



                  Ted S. Lodge, Esq.                       H. Bryan Ives III, Esq.
        Pegasus Communications Corporation                   C. Mark Kelly, Esq.
c/o Pegasus Communications Management Company    Nelson Mullins Riley & Scarborough, L.L.P.
       Suite 454, 5 Radnor Corporate Center           2600 Nationsbank Corporate Center
                 100 Matsonford Road                       100 North Tryon Street
             Radnor, Pennsylvania 19087             Charlotte, North Carolina 28202-4000
                    (610) 341-1801                             (704) 417-3000


Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is ordered effective and all other conditions to the merger (the "Merger") of a subsidiary of the Registrant with Digital Television Services, Inc. ("DTS") pursuant to the Agreement and Plan of Merger described in the enclosed Proxy Statement/Prospectus have been satisfied or waived.
                            ---------------------
     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      PEGASUS COMMUNICATIONS CORPORATION
                 c/o Pegasus Communications Management Company
                                   Suite 454
                           5 Radnor Corporate Center
                              100 Matsonford Road
                          Radnor, Pennsylvania 19087

                                                                 April __, 1998

Dear Fellow Stockholder:


     You are cordially invited to attend the Special Meeting of Stockholders of
Pegasus Communications Corporation (the "Company" or "Pegasus") on April   ,
1998, at 10:00 a.m., local time, at the law offices of Drinker Biddle & Reath LLP, Philadelphia National Bank Building, 21st Floor, 1345 Chestnut Street, Philadelphia, Pennsylvania.

     At the Special Meeting, you will be asked to consider and vote upon, among other things, a proposal (the "Merger Proposal") to approve and adopt the Agreement and Plan of Merger dated January 8, 1998 (the "Merger Agreement"), among Pegasus, Digital Television Services, Inc. ("DTS"), Pegasus DTS Merger Sub, Inc., a wholly-owned subsidiary of Pegasus (the "Merger Sub"), certain stockholders of Pegasus, and certain stockholders of DTS.

     Pursuant to the Merger Agreement, the Merger Sub will be merged (the "Merger") with and into DTS, and DTS will become a wholly-owned subsidiary of Pegasus. As a result of the Merger and the transactions contemplated thereby,
(a) with certain exceptions and subject to certain immaterial adjustments, all holders of (i) DTS capital stock will have the right to receive shares of Pegasus Class A Common Stock, and (ii) DTS options and warrants will receive options and/or warrants to purchase Pegasus Class A Common Stock; (b) the Board of Directors of Pegasus will be increased to nine members, three of whom will be designated by certain stockholders of DTS or their affiliates; and (c) I, together with certain affiliates of mine who hold all of the Pegasus Class B Common Stock, and certain stockholders of DTS and certain of their affiliates will enter into a voting agreement with respect to the designation and election of directors. Although the number of shares of Pegasus Class A Common Stock to be issued in the Merger cannot be precisely determined until just before the closing of the Merger, it is anticipated that approximately 5,461,100 shares will be issued in the Merger together with options and/or warrants to purchase approximately 222,618 shares of Pegasus Class A Common Stock. The number of shares of Pegasus Class A Common Stock to be issued to the stockholders of DTS depends on the "trading value" of the Pegasus Class A Common Stock. A decrease or increase of 10% of the assumed trading value of $22.51 would change the aggregate number of shares to be issued by fewer than 200 shares. After giving effect to the Merger, the DTS stockholders will own approximately 48.7% of the issued and outstanding Class A Common Stock, which will represent approximately 34.6% of the common equity of Pegasus. After giving effect to the Merger and the voting rights of the Pegasus Class B Common Stock, the stockholders of DTS and I will have voting power with respect to approximately 9.6% and 80.4%, respectively, of Pegasus' common stock, subject to the terms of the voting agreement. Upon consummation of the Merger, DTS' net liabilities, which as of March 13, 1998 were approximately $173.2 million, will remain outstanding obligations of DTS; they will not be assumed by Pegasus or any of its subsidiaries.

     YOUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER WILL PROVIDE SIGNIFICANT VALUE TO PEGASUS AND ITS STOCKHOLDERS BY OFFERING OPPORTUNITIES FOR GROWTH AND HAS DETERMINED THAT THE MERGER IS, THEREFORE, IN THE BEST INTERESTS OF PEGASUS AND ITS STOCKHOLDERS. YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER PROPOSAL AND RECOMMENDS THAT YOU VOTE FOR THE MERGER PROPOSAL.

     You should read carefully the accompanying Notice of Special Meeting of Stockholders and the Proxy Statement/Prospectus for details of the Merger, the other proposals to be voted upon at the Special Meeting, and additional related information.

     It is important that your shares be represented at the Special Meeting whether or not you attend. I urge you to sign, date and return the enclosed proxy at your earliest convenience.

                                 Sincerely,


                                 MARSHALL W. PAGON
                                 President, Chief Executive Officer
                                 and Chairman of the Board

                      PEGASUS COMMUNICATIONS CORPORATION
                 c/o Pegasus Communications Management Company
                                   Suite 454
                           5 Radnor Corporate Center
                              100 Matsonford Road
                          Radnor, Pennsylvania 19087

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON APRIL   , 1998
                              -------------------
To the Stockholders of Pegasus Communications Corporation:

     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "Special Meeting") of Pegasus Communications Corporation ("Pegasus") will be
held on April   , 1998, at 10:00 a.m., at the law offices of Drinker Biddle &
Reath LLP, Philadelphia National Bank Building, 21st Floor, 1345 Chestnut Street, Philadelphia, Pennsylvania.

     The Special Meeting will be held for the following purposes:
     I. To consider and vote upon a proposal (the "Merger Proposal") to approve and adopt the Agreement and Plan of Merger dated January 8, 1998 (the "Merger Agreement"), among Pegasus, Digital Television Services, Inc., a Delaware corporation ("DTS"), Pegasus DTS Merger Sub, Inc., a wholly-owned Delaware subsidiary of Pegasus (the "Merger Sub"), certain stockholders of Pegasus and certain stockholders of DTS, and the transactions contemplated thereby. Pursuant to the Merger Agreement, the Merger Sub will be merged with and into DTS (the "Merger"), and DTS will become a wholly-owned subsidiary of Pegasus.

In the Merger, (a) with certain exceptions and subject to certain immaterial adjustments, all holders of (i) DTS capital stock will have the right to receive an aggregate of approximately 5,461,100 shares of Pegasus Class A Common Stock and (ii) DTS options and warrants will receive options and/or warrants to purchase approximately 222,618 shares of Pegasus Class A Common Stock, (b) the Board of Directors of Pegasus will be increased to nine members, three of whom will be designated by certain stockholders of DTS or their affiliates and (c) certain stockholders of DTS and certain of their affiliates, myself, and certain of my affiliates who hold all of the Pegasus Class B Common Stock will enter into a voting agreement (the "Voting Agreement") with respect to the designation and election of directors. After giving effect to the Merger, the DTS stockholders will own approximately 48.7% of the issued and outstanding Class A Common Stock, which will represent approximately 34.6% of the common equity of Pegasus. After giving effect to the Merger and the voting rights of the Pegasus Class B Common Stock, the stockholders of DTS and I will have voting power with respect to approximately 9.6% and 80.4%, respectively of Pegasus' common stock, subject to the terms of the Voting Agreement.

     II. To amend the Pegasus Communications Restricted Stock Plan to increase the number of shares of Class A Common Stock that may be issued thereunder from 270,000 to 350,000.
     III. To amend the Pegasus Communications 1996 Stock Option Plan to increase the number of shares of Class A Common Stock that may be issued thereunder from 450,000 to 970,000 and to increase the maximum number of Shares of Class A Common Stock that may be issued under options granted to any executive officer from 275,000 to 550,000.

     IV. To amend provisions of the Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof (the "Certificate of Designation") relating to Pegasus' 12 3/4% Series A Cumulative, Exchangeable Preferred Stock due 2007 (the "Series A Preferred Stock") relating to the incurrence of indebtedness.
     V. To amend provisions of the Certificate of Designation relating to the definition of a change of control.
     VI. To transact such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

     Copies of the Merger Agreement, Voting Agreement and the proposed amendments to the Restricted Stock Plan and the Stock Option Plan are attached to the Proxy Statement/Prospectus as Annexes I through IV, respectively, and are incorporated herein by reference.
     The Merger Proposal will be voted upon as a single proposal. Failure of the Merger Proposal to be approved by the stockholders will result in the termination of the Merger Agreement, no right of the DTS stockholders to receive Pegasus securities, the Voting Agreement not being entered into and no change in the Board of Directors.
     The Board of Directors of Pegasus has fixed March 2, 1998 as the record date for the determination of stockholders entitled to notice of and to vote at the Special Meeting. The affirmative vote of holders of a majority of the outstanding shares of Pegasus' common stock present in person or by proxy, at the Special Meeting and entitled to vote is necessary to approve and adopt the Merger Proposal and the other proposals to be voted upon at the Special Meeting. I intend to vote all shares that I control in favor of all the proposals. Since I control 88.9% of the voting power, I have sufficient voting power to approve each of the proposals without the vote of any other stockholder.

     Holders of Pegasus' common stock are not entitled to appraisal rights under Delaware law in connection with the Merger. The Special Meeting is not being held in lieu of an annual meeting. Pegasus intends to hold its annual meeting later in 1998 at which time an election of directors will take place.
     ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING IN PERSON. HOWEVER, TO ENSURE YOUR REPRESENTATION AT THE SPECIAL MEETING, YOU ARE URGED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT AS PROMPTLY AS POSSIBLE IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF THE PROXY IS MAILED IN THE UNITED STATES.

                              By Order of the Board of Directors,
                              MARSHALL W. PAGON
                              President, Chief Executive Officer
                              and Chairman of the Board

Dated: April  , 1998

This Proxy Statement/Prospectus and the information contained herein are subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time the Proxy Statement/Prospectus is delivered in final form. Under no circumstances shall this Proxy Statement/Prospectus constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.


       PRELIMINARY COPY -- SUBJECT TO COMPLETION -- DATED APRIL 6, 1998

                                PROXY STATEMENT
                            FOR SPECIAL MEETING OF
              STOCKHOLDERS OF PEGASUS COMMUNICATIONS CORPORATION

                           TO BE HELD APRIL   , 1998
                               ----------------
                      PEGASUS COMMUNICATIONS CORPORATION
                                  PROSPECTUS

                   5,500,000 Shares of Class A Common Stock
                               ----------------

     This Proxy Statement/Prospectus is being furnished to holders of Class A common stock ("Class A Common Stock") and Class B common stock ("Class B Common Stock" and together with the Class A Common Stock, the "Common Stock") of Pegasus Communications Corporation ("Pegasus" and together with its subsidiaries, the "Company") in connection with the solicitation of proxies by the Board of Directors of Pegasus (the "Pegasus Board") for use at the special meeting of stockholders of Pegasus to be held on April 16, 1998, or any adjournment or postponement thereof (the "Special Meeting").

     The Special Meeting has been called to consider and vote upon a proposal (the "Merger Proposal") to approve and adopt the Agreement and Plan of Merger (the "Merger Agreement") dated January 8, 1998, among Pegasus, Pegasus DTS Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Pegasus ("Merger Sub"), certain of Pegasus' stockholders, Digital Television Services, Inc., a Delaware corporation ("DTS"), and certain stockholders of DTS, which provides for the merger of Merger Sub into DTS and the issuance, subject to certain immaterial adjustments, of approximately 5,461,100 shares of Class A Common Stock to the stockholders of DTS (the "Merger"). At the Special Meeting, holders of the Common Stock will also be asked to consider and approve proposals to amend (i) the Pegasus Communications Restricted Stock Plan (the "Restricted Stock Plan") to increase the number of shares of Class A Common Stock that may be issued thereunder from 270,000 to 350,000, (ii) the Pegasus Communications 1996 Stock Option Plan (the "Stock Option Plan") to increase the number of shares that may be issued thereunder from 450,000 to 970,000 and to increase the maximum number of Shares of Class A Common Stock that may be issued under options granted to any executive officer from 275,000 to 550,000 and (iii) the Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof (the "Certificate of Designation") relating to Pegasus' 12 3/4% Series A Cumulative, Exchangeable Preferred Stock due 2007 (the "Series A Preferred Stock") to amend provisions governing (A) the incurrence of Indebtedness (as this term is defined in the Certificate of Designation) and (B) the definition of Charge of Control (as this term is defined in the Certificate of Designation) (collectively, the "Series A Preferred Stock Amendments"). The Special Meeting is not being held in lieu of an annual meeting. Pegasus intends to hold its annual meeting later in 1998, at which time an election of directors will take place.
     As a result of the Merger, DTS will become a wholly owned subsidiary of Pegasus. The Merger is intended to be a tax-free reorganization and will be accounted for by the purchase method of accounting. The shares of Class A Common Stock to be issued in the Merger to holders of the outstanding DTS capital stock will constitute approximately 48.7% of the outstanding shares of Class A Common Stock after the Merger, which will represent approximately 34.6% of the common equity of Pegasus. After giving effect to the Merger and the voting rights of the Class B Common Stock, the stockholders of DTS and Marshall
W. Pagon, Pegasus' President, Chief Executive Officer and Chairman of the Board of Directors, will have voting power with respect to approximately 9.6% and 80.4%, respectively, of the Common Stock, subject to the terms of a voting agreement.
     This Proxy Statement/Prospectus also constitutes the prospectus of Pegasus with respect to up to 5.5 million shares of Class A Common Stock that will be issued to holders of the outstanding DTS capital stock upon consummation of the Merger. See "THE MERGER -- The Merger Agreement" and "COMPARISON OF STOCKHOLDERS' RIGHTS." It is anticipated that, subject to certain immaterial adjustments, approximately 5,461,100 shares of Class A Common Stock will be issued in the Merger.

     The Class A Common Stock is traded on the Nasdaq National Market under the symbol "PGTV." On April , 1998, the last reported sale price of the Class A
Common Stock on the Nasdaq National Market was $       per share.
     THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 12.
     This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to the stockholders of Pegasus on or about April __, 1998.

  THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS HAVE
   NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION
     OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
       OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The date of this Proxy Statement/Prospectus is April __, 1998.

                               TABLE OF CONTENTS




AVAILABLE INFORMATION ....................................................................     1
SUMMARY ..................................................................................     2
RISK FACTORS .............................................................................    12
 Risks Relating to Forward-Looking Statements ............................................    12
 Risk Factors Associated With the Merger .................................................    12
   Offer to Purchase DTS Notes ...........................................................    12
   Uncertainties Relating to Integration of Operations ...................................    12
   Transaction Expenses; Costs of Integration ............................................    13
   Dilutive Effect of the Merger on Pegasus' Earnings Per Share, Book Value Per Share and
  Voting
    Power ................................................................................    13
 Risk Factors Relating to the Company's Business .........................................    13
   Substantial Indebtedness and High Degree of Leverage ..................................    13
   Dependence on Network Affiliations ....................................................    14
   Reliance on DBS Technology and DIRECTV ................................................    14
   Competition in the TV, DBS and Cable Businesses .......................................    15
   Risks Attendant to Acquisition Strategy ...............................................    15
   Inability to Manage Growth Effectively ................................................    16
   Dependence on Key Personnel ...........................................................    16
   Government Legislation, Regulation, Licenses and Franchises ...........................    16
   Dividend Policy; Restrictions on Payment of Dividends .................................    17
   Concentration of Share Ownership and Voting Control By Marshall W. Pagon ..............    17
   Volatility of Stock Price .............................................................    18
   Potential Anti-Takeover Provisions; Change of Control .................................    18
   Dependence on Third Party Programmers .................................................    19
   Risk of Signal Theft ..................................................................    19
   Limited Consumer Adoption of Satellite Television .....................................    19
 Risk Factors Relating to DTS' Business ..................................................    20
   Substantial Indebtedness and High Degree of Leverage ..................................    20
   Limited Operating History, Negative Cash Flow .........................................    21
COMPARATIVE PER SHARE DATA ...............................................................    22
MARKET PRICE INFORMATION AND DIVIDENDS ...................................................    24
   Pegasus ...............................................................................    24
   DTS ...................................................................................    24
THE SPECIAL MEETING ......................................................................    24
   Solicitation ..........................................................................    24
   Voting Securities and Record Date .....................................................    25
   Quorum and Voting .....................................................................    25
   Purpose of the Special Meeting ........................................................    25
PROPOSAL 1: APPROVAL OF MERGER ...........................................................    26
   Background of the Merger ..............................................................    26
   Reasons for the Merger and Recommendations of the Pegasus Board .......................    27
   Opinion of Merrill Lynch ..............................................................    28
   Interests of Certain Persons in the Merger ............................................    31
   Ownership of Pegasus After the Merger .................................................    32
   Management of Pegasus After the Merger ................................................    32
PROPOSAL 2: AMENDMENT TO RESTRICTED STOCK PLAN ...........................................    32
PROPOSAL 3: AMENDMENT TO STOCK OPTION PLAN ...............................................    35

PROPOSAL 4: AMENDMENT TO DEBT INCURRENCE PROVISION OF SERIES A PREFERRED
 STOCK CERTIFICATE OF DESIGNATION ..........................................   37
PROPOSAL 5: AMENDMENT TO CHANGE OF CONTROL PROVISION OF SERIES A PRE-
 FERRED STOCK CERTIFICATE OF DESIGNATION ...................................   38
PROPOSAL 6: OTHER MATTERS ..................................................   39
THE MERGER .................................................................   40
   The Merger Agreement ....................................................   40
   Termination .............................................................   42
   Voting Agreement ........................................................   44
   Registration Rights Agreement ...........................................   45
   Noncompetition Agreements ...............................................   46
   Consequences Under Debt Agreements and Preferred Stock Terms ............   46
   Certain Federal Income Tax Consequences .................................   46
   Accounting Treatment ....................................................   48
   Federal Securities Law Consequences .....................................   48
PEGASUS SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA ......   49
PEGASUS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS .....................................................   52
   General .................................................................   52
   Results of Operations ...................................................   52
   Liquidity and Capital Resources .........................................   55
   Capital Expenditures ....................................................   57
   Other ...................................................................   58
DTS SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA ..........   59
DTS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS .....................................................   61
   Overview ................................................................   61
   Results of Operations ...................................................   63
   Liquidity and Capital Resources .........................................   64
   "Year 2000" Issues ......................................................   67
BUSINESS OF THE COMPANY ....................................................   68
   General .................................................................   68
   Acquisition Strategy ....................................................   68
   Operating Strategy ......................................................   68
   Multichannel Television .................................................   68
      DBS -- DIRECTV .......................................................   68
      Cable ................................................................   72
   TV ......................................................................   74
   Recent and Pending Transactions .........................................   77
   Competition .............................................................   80
   Licenses, LMAs, DBS Agreements and Cable Franchises .....................   81
   Legislation and Regulation ..............................................   85
   Properties ..............................................................   94
   Employees ...............................................................   95
   Legal and Other Proceedings .............................................   95
BUSINESS OF DTS ............................................................   95
   General .................................................................   95
   DBS -- DIRECTV ..........................................................   95
   DIRECTV Programming .....................................................   95

   Acquisitions by DTS ..................................      97
   Sales and Distribution ...............................      98
   Marketing ............................................      99
   Customer Service .....................................      99
   DBS Agreements .......................................      99
   Competition ..........................................      99
   DBS Industry Background ..............................     101
   Legislation and Regulation ...........................     102
   Facilities ...........................................     103
   Employees ............................................     103
   Legal Proceedings ....................................     104
PEGASUS MANAGEMENT ......................................     104
CERTAIN TRANSACTIONS ....................................     109
OWNERSHIP AND CONTROL ...................................     111
DESCRIPTION OF CAPITAL STOCK ............................     115
COMPARISON OF STOCKHOLDERS' RIGHTS ......................     116
   Authorized Capital ...................................     116
   Voting, Liquidation, and Other Rights ................     117
   Dividend Rights ......................................     117
   Size and Make-up of the Board of Directors ...........     118
   Preemptive Rights ....................................     118
   Change of Control ....................................     118
   Conversion Rights and Transfer Restrictions ..........     118
   Rights of First Refusal ..............................     119
   Rights of Co-Sale ....................................     119
   Class Voting .........................................     119
LEGAL MATTERS ...........................................     120
EXPERTS .................................................     120
GLOSSARY OF DEFINED TERMS ...............................     G-1
FINANCIAL STATEMENT INDEX ...............................     F-1
ANNEX I -- MERGER AGREEMENT .............................     I-1
ANNEX II -- VOTING AGREEMENT ............................    II-1
ANNEX III -- AMENDMENT TO RESTRICTED STOCK PLAN .........    III-1
ANNEX IV -- AMENDMENT TO STOCK OPTION PLAN ..............    IV-1
ANNEX V -- MERRILL LYNCH OPINION ........................     V-1
ANNEX VI -- FORM OF PROXY ...............................    VI-1

     ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS RELATING TO THE COMPANY HAS BEEN SUPPLIED BY PEGASUS AND ALL SUCH INFORMATION RELATING TO DTS AND ITS SUBSIDIARIES HAS BEEN SUPPLIED BY DTS.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS AND, IF SO GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION OR TO ANY PERSON TO WHOM IT WOULD BE UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR THE SALE OF ANY SECURITIES HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR DTS SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission" or "SEC"). Any reports, proxy statements, information statements and other information filed under the Exchange Act may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy information statements and other information regarding registrants, like Pegasus, that file electronically with the Commission. The Company's Class A Common Stock is quoted on the Nasdaq National Market, and reports, proxy statements, information statements and other information concerning Pegasus may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006-1500.

     This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement on Form S-4 (the "Registration Statement") of which this Proxy Statement/Prospectus is a part, including exhibits relating thereto, which has been filed with the Commission. Statements made in this Proxy Statement/Prospectus as to the contents of any referenced contract, agreement or other document are not necessarily complete, and each such statement shall be deemed qualified in its entirety by reference thereto. Copies of the Registration Statement and the exhibits and schedules, if any, thereto may be obtained, upon payment of the fee prescribed by the Commission, or may be examined without charge, at the office of the Commission or at the Commission's web site.

                                    SUMMARY



     The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus and is qualified in its entirety by the more detailed information set forth elsewhere in this Proxy Statement/Prospectus, including the Company's and DTS' Consolidated Financial Statements and notes thereto. Unless otherwise indicated, the discussion below refers to and the information in this Proxy Statement/Prospectus gives effect to the Transactions and the DTS Transactions (each as defined), which if not already completed are anticipated to occur in 1998. Portions of this Proxy Statement/Prospectus contain certain "forward looking" statements which involve risks and uncertainties. The Company's and DTS' actual results may differ significantly from the results discussed in the forward looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "RISK FACTORS" and elsewhere in this Proxy Statement/Prospectus. Although the Company, with respect to statements about the Company, and DTS, with respect to statements about DTS, believe that the assumptions underlying the forward looking statements contained herein are reasonable, any of the assumptions could prove inaccurate, and therefore, there can be no assurance that the forward looking statements included herein will prove to be accurate. See "GLOSSARY OF DEFINED TERMS," which begins on page G-1 of this Proxy Statement/Prospectus for definitions of certain terms used in this Proxy Statement/Prospectus.



                                 The Companies

Pegasus..................   Pegasus Communications Corporation ("Pegasus" and
                            together with its subsidiaries, the "Company") is a diversified company that operates in growing segments of the media and communications industries.
                            The Company owns and operates five TV stations affiliated with the Fox Broadcasting Company ("Fox") and has or plans to enter into local marketing agreements ("LMAs") to operate three television stations, two of which are to be affiliated with The
                            WB Television Network ("WB") and one affiliated with United Paramount Network ("UPN"). The Company is the largest independent provider of DIRECTV(R)
                            ("DIRECTV"). Giving effect to the Pending Pegasus
                            DBS Acquisitions, which do not give effect to the Merger, the Company will have the exclusive right to provide DIRECTV services to approximately 2.5 million U.S. television households in rural areas of 30 states serving a subscriber base, as of February
                            28, 1998, of approximately 178,300 DBS customers.
                            The Company also provides cable service to approximately 28,100 subscribers in Puerto Rico and approximately 15,100 subscribers in New England. The
                            Company has entered into an agreement to sell its New England cable operations (the "New England Cable
                            Sale"). Management's principal executive offices are located at Suite 454, 5 Radnor Corporate Center, 100
                            Matsonford Road, Radnor, Pennsylvania 19087. Its telephone number is (610) 341-1801.

DTS......................   Digital Television Services, Inc. ("DTS") is the
                            second largest independent provider of DIRECTV with an exclusive right to provide DIRECTV services to approximately 1.8 million U.S. television households in rural areas of 11 states serving a subscriber base, as of February 28, 1998, of approximately
                            139,600 DBS customers. The principal executive offices of DTS are located at 880 Holcomb Bridge
                            Road, Building C-200, Roswell, Georgia 30076. Its telephone number is (770) 645-4440.

                              The Special Meeting


Date, Time and Place
 of the Special Meeting...  The Special Meeting of holders of Common Stock
                            will be held on April   , 1998, at 10:00 a.m., local
                            time, at the law offices of Drinker Biddle & Reath LLP, Philadelphia National Bank Building, 21st Floor, 1345 Chestnut Street, Philadelphia, Pennsylvania.

Record Date;
 Shares Entitled
  to Vote.................  Holders of record of Common Stock at the close of business on March 2, 1998, are entitled to notice of and to vote at the Special Meeting.


Purpose of the
 Special Meeting.........   Holders of Common Stock will be asked to (a)
                            consider and vote upon the Merger Proposal, (b) amend the Restricted Stock Plan to increase the number of shares to be issued thereunder from 270,000 to 350,000, (c) amend the Stock Option Plan to increase the number of shares to be issued thereunder from 450,000 to 970,000 and to increase the maximum number of Shares of Class A Common Stock that may be issued under options granted to any executive officer from 275,000 to 550,000, (d) amend provisions of the Certificate of Designation relating to the Series A Preferred Stock relating to the incurrence of Indebtedness (as this term is defined in the Certificate of Designation), (e) amend provisions of the Certificate of Designaton relating to the Series A Preferred Stock with respect to the definition of a Change of Control (as this term is defined in the Certificate of Designation), and (f) transact such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.


Votes Required;
 Security Ownership
 of Marshall W. Pagon....   The affirmative vote of a majority of the votes
                            represented by the shares of Class A Common Stock and Class B Common Stock present in person or by proxy at the Special Meeting and entitled to vote, voting together as a single class, is required for approval of the Merger Proposal and the other proposals to be voted upon at the Special Meeting.

                            If a proxy is marked as "Abstain" on any matter, or if specific instructions are given that no vote be cast on any specific matter (a "Specified Non-Vote"), the shares represented by such proxy will not be voted on such matter. Abstentions will be included within the number of shares present at the meeting and entitled to vote for purposes of determining whether such matter has been authorized, but broker non-votes (i.e., shares held of record by a broker for which a proxy is not given) and other Specified Non-Votes will not be so included.

                            As of the record date, there were outstanding 5,751,850 shares of Class A Common Stock and 4,581,900 shares of Class B Common Stock. Each record holder of Class A Common Stock will be entitled to one vote per share, and each record holder of Class B

                            Common Stock will be entitled to ten votes per share. All of the shares of Class B Common Stock are owned beneficially by Marshall W. Pagon, Pegasus' President, Chief Executive Officer and Chairman of the Board. Thus, Mr. Pagon has voting power to approve the Merger Proposal and the other proposals to be voted upon at the Special Meeting without the vote of any other stockholder. Mr. Pagon has advised the Company that he intends to cause the record holders of the Class B Common Stock to vote in favor of all such proposals. Such record holders are obligated by the terms of the Merger Agreement to vote in favor of the Merger Proposal.


General..................   At the Effective Time (as defined), (a) the
                            separate existence of the Merger Sub will cease and the Merger Sub will be merged with and into DTS, and DTS will be the surviving corporation (the
                            "Surviving Corporation"), (b) DTS will become a wholly-owned subsidiary of Pegasus, (c) each share of the Merger Sub's common stock outstanding prior to the Effective Time will be converted into one outstanding share of common stock of the Surviving
                            Corporation, and (d) with certain exceptions and subject to certain immaterial adjustments, (i) the shares of DTS capital stock outstanding immediately prior to the Effective Time will be converted into a total of approximately 5,461,100 shares of Class A
                            Common Stock, and (ii) outstanding options and warrants of DTS, with the exception of certain unvested warrants, will be converted into options and/or warrants of Pegasus to purchase approximately
                            222,618 shares of Class A Common Stock. The number of shares of Class A Common Stock to be issued to the stockholders of DTS depends on the "trading value" of the Class A Common Stock. A decrease or increase of 10% of the assumed trading value of $22.51 would change the aggregate number of shares to be issued by fewer than 200 shares. After giving effect to the Merger, assuming that none of DTS' stockholders perfect rights of appraisal, DTS' stockholders will own approximately 48.7% of the issued and outstanding Class A Common Stock, which will represent approximately 34.6% of the common equity of Pegasus. After giving effect to the Merger and the voting rights of the Class B Common Stock, the stockholders of DTS and Marshall W. Pagon will have voting power with respect to approximately 9.6% and 80.4%, respectively, of the Common Stock, subject to the terms of the Voting Agreement.


Recommendations
 of Pegasus Board........   The Pegasus Board, by unanimous vote, has
                            determined that the Merger is in the best interests of the holders of the Common Stock and recommends that holders of the Common Stock vote in favor of the Merger Proposal. The decision of the Pegasus
                            Board to enter into the Merger Agreement and to recommend that Pegasus' stockholders vote in favor of the Merger Proposal is based upon its evaluation of a number of factors, including, among others, the analyses prepared by Merrill Lynch & Co. ("Merrill
                            Lynch"), and the opinion of Merrill Lynch delivered to the Pegasus Board, dated December 31, 1997, to the effect that, based upon and subject to certain factors and assumptions stated therein, as of such date, the Consideration (as defined in such opinion) to be paid by Pegasus in the Merger is fair from a financial point of view to Pegasus. The full text of the Merrill Lynch written opinion which sets forth a description of the assumptions made, factors considered and limitations on the review undertaken, is attached hereto as Annex V. Pegasus stockholders are urged to read the Merrill Lynch opinion carefully in its entirety. See "PROPOSAL 1: APPROVAL OF MERGER --
                            Opinion of Merrill Lynch" and "PROPOSAL 1: APPROVAL
                            OF MERGER -- Background of the Merger."

                            With respect to the proposals relating to the Restricted Stock Plan, the Stock Option Plan, and the Series A Preferred Stock Amendments, the Pegasus Board has determined, by unanimous vote, that (i) the amendment to increase the number of shares of Class A Common Stock that may be issued under the Restricted Stock Plan is advisable in light of the increased number of employees who will be eligible to participate in that plan after the Merger is consummated, (ii) the amendments to increase the number of options that may be granted under the Stock Option Plan are advisable because options for the maximum number of shares that may be issued under the plan have already been issued, because of the number of options that will need to be issued under the plan to replace outstanding options to purchase DTS common stock and because of the increased number of directors who are eligible to participate in this plan, and (iii) the Series A Preferred Stock Amendments are necessary to allow the Company greater flexibility in conducting its affairs.


Opinion of
 Merrill Lynch............  Merrill Lynch delivered its oral opinion on December
                            31, 1997 to the Pegasus Board, which was confirmed by its written opinion, dated December 31, 1997, to the effect that, based upon and subject to certain factors and assumptions stated therein, as of such date, the Consideration (as defined in such opinion) to be paid by Pegasus in the Merger is fair from a financial point of view to Pegasus. Merrill Lynch confirmed its written opinion dated December 31, 1997 with its written opinion dated as of January 8, 1998, to the effect that, based upon and subject to certain factors and assumptions stated therein, as of such date, the Consideration (as defined in such opinions) to be paid by Pegasus in the Merger is fair from a financial point of view to Pegasus (collectively the "Merrill Lynch Opinions"). The full text of the Merrill Lynch Opinions, each of which sets forth a description of the assumptions made, factors considered and limitations on the review undertaken, is attached hereto as Annex V. Pegasus stockholders are urged to read the Merrill Lynch Opinions carefully in their entirety. See "PROPOSAL 1: APPROVAL OF MERGER -- Opinion of Merrill Lynch."


Interests of Certain
 Persons in the Merger...   Pursuant to the Voting Agreement to be entered
                            into at the closing of the Merger, Marshall W. Pagon and certain of DTS' stockholders will each have the right to designate three members of the nine member
                            Pegasus Board. In addition, certain stockholders of DTS will have registration rights in connection with the issuance of shares of Class A Common Stock to them. See "THE MERGER."

Management of Pegasus
 After the Merger........   At the Effective Time, the Pegasus Board will be
                            increased to
                            nine members, including three directors to be designated by cer-tain of DTS' stockholders or their affiliates pursuant to the
                            VotingAgreement: Harry F. Hopper, III, Michael C.
                            Brooks and Riordon B. Smith. See "PROPOSAL 1:
                            APPROVAL OF MERGER -- Management of Pegasus After the Merger" and "PEGASUS MANAGEMENT."


Accounting Treatment.....   The Merger will be accounted for under the
                            purchase method of accounting in accordance with generally accepted accounting principles. The
                            Company expects that DTS' intangible assets will increase by approximately $156.5 million, which will be amortized over a ten-year period resulting in a charge to earnings of approximately $15.7 million for each of the years in this period. Additionally, the Company expects a one-time restructuring charge of approximately $3.0 million in connection with the Merger. See "THE MERGER -- Accounting Treatment."

Certain Federal Income
 Tax Consequences........   The Merger is intended to be a tax-free
                            reorganization for federal income tax purposes so that no gain or loss will be recognized by the DTS stockholders, Pegasus or DTS, except as a result of cash received in lieu of fractional shares or as a result of cash received following a DTS stockholder's exercise of dissenters' or appraisal rights. See "THE MERGER -- Certain Federal Income
                            Tax Consequences."

Federal Securities Law
 Consequences............   All shares of Class A Common Stock received in the
                            Merger by DTS' stockholders (other than persons who are affiliates of DTS prior to the Merger or Pegasus after the Merger) will be freely transferable, except that certain stockholders of DTS have agreed not to transfer shares of Class A Common Stock received by them in the Merger before November 5, 1998. Pegasus has agreed, under certain circumstances, to register shares of Class A Common
                            Stock held by certain stockholders of DTS. See "THE
                            MERGER -- Federal Securities Law Consequences" and
                            "THE MERGER -- Registration Rights Agreement."


Dissenters' Rights.......   In connection with the Merger, none of Pegasus'
                            stockholders will have dissenters' appraisal rights;
                            however, the DTS stockholders will have such rights under Delaware law. If the DTS stockholders choose to exercise such rights, the number of shares of Class A Common Stock to be issued in the Merger would be reduced. It is a condition to Pegasus' consummation of the Merger that dissenters' appraisal rights not be perfected by holders of the DTS capital stock entitled to receive more than 5.0% of the Class A Common Stock to be issued in the Merger.

Conditions to the Merger;
 Termination of the
  Merger Agreement The obligations of Pegasus and DTS to consummate the Merger are subject to the fulfillment of various conditions, including (a) approval of the Merger Proposal by holders of the Common Stock and the stockholders of DTS, (b) the execution and delivery of the Voting Agreement, Registration Rights Agreement and various noncompetition agreements, (c) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (d) the obtaining of all necessary consents, and (e) the accuracy of the representations and warranties made by the other party and the compliance by the other party with applicable covenants. The Merger Agreement is subject to termination by either Pegasus or DTS upon the occurrence of certain events, including (a) termination by DTS if Pegasus makes certain types of acquisitions which exceed $25.0 million without DTS' consent, or (b) termination by Pegasus if DTS makes certain types of acquisitions that singly or in the aggregate exceed $15.0 million without Pegasus' consent. The Merger Agreement may not be terminated by either Pegasus or DTS due to fluctuations in the price of the Class A Common Stock.


Comparison of Stockholder
 Rights..................   Both Pegasus and DTS are incorporated under the
                            laws of the State of Delaware. For information comparing the rights of stockholders, see
                            "COMPARISON OF STOCKHOLDERS' RIGHTS."


                                 Risk Factors

     An investment in the Class A Common Stock involves a high degree of risk and there are risks associated with the business of DTS and with the Merger. Accordingly, certain risk factors should be considered by stockholders of Pegasus in evaluating the Merger and by DTS' stockholders before making an investment decision. See "RISK FACTORS."

     Pegasus Summary Historical and Pro Forma Consolidated Financial Data
                            (Dollars in thousands)

     The following table sets forth summary historical and pro forma consolidated financial data for the Company. This information should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto and its Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included elsewhere herein.




                                                                        Year Ended December 31,
                                          ------------------------------------------------------------------------------------
                                                                                                                       Pro
                                                                                                                      Forma
                                             1993          1994          1995          1996            1997          1997(a)
                                          ----------   -----------   -----------   ------------   -------------   ------------
                                                                                                                   (unaudited)
Income Statement Data:
Net revenues (b):
  DBS .................................                 $    174      $  1,469      $   5,829      $   38,254      $ 129,926
  Cable ...............................    $  9,134       10,148        10,606         13,496          16,688         10,364
  TV ..................................      10,353       17,869        20,073         28,604          31,876         31,876
                                           --------     --------      --------      ---------      ----------      ---------
   Total net revenues .................      19,487       28,191        32,148         47,929          86,818        172,166
                                           --------     --------      --------      ---------      ----------      ---------
Location operating expenses:(b)
  DBS .................................          --          210         1,379          4,958          26,042        118,336
  Cable ...............................       4,655        5,545         5,791          7,192           8,693          5,547
  TV ..................................       7,580       12,398        13,971         18,754          21,377         21,377
Incentive compensation(c) .............         192          432           528            985           1,274          1,720
Corporate expenses ....................       1,265        1,506         1,364          1,429           2,256          2,256
Depreciation and amortization .........       5,978        6,940         8,751         12,061          27,792         76,220
                                           --------     --------      --------      ---------      ----------      ---------
Income (loss) from operations .........        (183)       1,160           364          2,550          (6,588)       (53,290)
Other Data:
Pre-SAC Location Cash Flow(d) .........    $  7,252     $ 10,038      $ 11,419      $  17,671      $   30,706      $  50,244
Location Cash Flow(d) .................       7,252       10,038        11,007         17,025          24,734         26,907
Operating Cash Flow(d) ................       5,795        8,100         9,287         15,596          22,478         24,650
Capital expenditures ..................         885        1,264         2,640          6,294           9,929         18,401
Net cash provided by (used for):
  Operating activities ................       1,694        4,103         5,783          3,059          8,478
  Investing activities ................        (106)      (3,571)       (6,047)       (81,179)       (142,109)
  Financing activities ................      (1,020)        (658)       10,859         74,727         169,098


                                                                           As of December 31,
                                            ---------------------------------------------------------------------------------
                                                                                                                      Pro
                                                                                                                     Forma
                                                1993          1994           1995         1996         1997         1997(a)
                                            -----------   ------------   -----------   ----------   ----------   ------------
                                                                                                                  (unaudited)
Balance Sheet Data:
Cash and cash equivalents ...............    $  1,506      $   1,380      $ 21,856     $ 8,582      $45,269        $ 89,630
Net working capital (deficiency) ........      (3,844)       (23,074)       17,566       6,430       32,347           1,795
Total assets ............................      76,386         75,394        95,770     173,680      380,862         850,989
Total debt (including current) ..........      72,127         61,629        82,896     115,575      208,355         420,710
Total liabilities .......................      78,954         68,452        95,521     133,354      239,234         545,914
Redeemable preferred stock ..............          --             --            --          --      111,264         111,264
Minority interest .......................          --             --            --          --        3,000           3,000
Total common stockholders' equity(e).....      (2,427)         6,942           249      40,326       27,364         190,811

               Notes to Pegasus Summary Historical and Pro Forma
                          Consolidated Financial Data

(a) Pro forma income statement and other data for the year ended December 31, 1997 give effect to the Transactions and the Merger, as if such events had occurred at the beginning of such periods. The pro forma balance sheet data as of December 31, 1997 give effect to the Transactions that occurred after December 31, 1997 and the Merger, as if such events had occurred on such date.


(b) Revenues and location operating expenses are presented to show operations by segment. Although this presentation varies from that on the income statement included in the Company's audited consolidated financial statements, which presents revenues and operating expenses by function, the Company believes its presentation by business segments is used by analysts who report publicly on the performance of companies operating in such segments.

(c) Incentive compensation represents compensation expenses pursuant to the Restricted Stock Plan and the Company's 401(k) plans.

(d) Pre-SAC Location Cash Flow is defined as Location Cash Flow plus subscriber acquisition costs. Location Cash Flow is defined as net revenues less location operating expenses. Location operating expenses consist of programming, barter programming, general and administrative, technical and operations, marketing and selling expenses. Operating Cash Flow is defined as income (loss) from operations plus, (i) depreciation and amortization and (ii) non-cash incentive compensation. The difference between Location Cash Flow and Operating Cash Flow is that Operating Cash Flow includes cash incentive compensation and corporate expenses. Although Location Cash Flow and Operating Cash Flow are not measures of performance under generally accepted accounting principles, the Company believes that Location Cash Flow and Operating Cash Flow are accepted within the Company's business segments as generally recognized measures of performance and are used by analysts who report publicly on the performance of companies operating in such segments. Nevertheless, these measures should not be considered in isolation or as a substitute for income from operations, net income, net cash provided by operating activities or any other measure for determining the Company's operating performance or liquidity which is calculated in accordance with generally accepted accounting principles.

(e) The Company has not paid any cash dividends and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. Payment of cash dividends on the Company's Common Stock is restricted by the terms of the Series A Preferred Stock, and the Exchange Notes, if issued. The terms of the Series A Preferred Stock and the Exchange Notes permit the Company to pay dividends and interest thereon by issuance, in lieu of cash, of additional shares of Series A Preferred Stock and additional Exchange Notes, if issued, respectively. The Senior Notes Indenture restricts the Company's ability to pay cash dividends on the Series A Preferred Stock or cash interest on the Exchange Notes, if issued, prior to July 1, 2002.

                       Summary Historical and Pro Forma
                       Consolidated Financial Data of DTS

                 (Dollars in thousands, except per share data)


     The following table presents Summary Historical and Pro Forma Consolidated Financial Data relating to DTS' unaudited pro forma balance sheet data as of December 31, 1997 and DTS' unaudited pro forma statement of operations data for the year ended December 31, 1997, each as adjusted to give effect to the DTS Transactions (as defined in the "Glossary of Defined Terms"). The historical data for the period from January 30, 1996 (date of formation) to December 31, 1996 and the year ended December 31, 1997, have been derived from the financial statements of DTS audited by Arthur Andersen LLP, independent public accountants. The data set forth in this table should be read in conjunction with DTS' Consolidated Financial Statements and the notes thereto and its Management's Discussion and Analysis, included elsewhere herein.




                                               January 30, 1996
                                                                     Year Ended December 31,
                                                 (inception)       ---------------------------
                                                      to                            Pro Forma
                                              December 31, 1996        1997           1997
                                             -------------------   ------------   ------------
                                                                                   (unaudited)
Statement of Operations Data:
  Programming revenue ....................        $   3,085         $  41,753      $  52,720
  Equipment sales and installation
   revenue ...............................              324             5,690          7,085
                                                  ---------         ---------      ---------
   Total revenue .........................            3,409            47,443         59,805
  Cost of revenue ........................            2,270            31,147         39,500
                                                  ---------         ---------      ---------
   Total gross profit ....................            1,139            16,296         20,305
  Operating expenses excluding
   depreciation and amortization .........            2,732            17,366         20,350
  Total depreciation and amortization.                1,148            14,509         20,046
                                                  ---------         ---------      ---------
  Operating loss .........................           (2,741)          (15,579)       (20,091)
  Interest expense, net ..................             (818)          (14,457)       (25,605)
  Other income (expense)(a) ..............               24              (112)          (196)
                                                  ---------         ---------      ---------
  Net loss(a)(b) .........................        $  (3,535)        $ (30,148)     $ (45,892)
                                                  =========         =========      =========
  Pro forma net loss per common share(c) .        $   (6.19)        $  (14.11)     $  (21.48)
                                                  =========         =========      =========
  Pro forma weighted average shares
   outstanding ...........................              571             2,136          2,136
                                                  =========         =========      =========




                                                                       December 31, 1997
                                                                   --------------------------
                                                                    Historical     Pro Forma
                                                                   ------------  ------------
                                                                                  (unaudited)
                                                                     (Dollars in thousands)
Balance Sheet Data:
  Cash, cash equivalents and marketable investment securities(d)     $ 39,113      $ 39,492
  Total assets ..................................................     257,662       268,415
  Total debt (including current portion) ........................     192,592       202,092
  Members' equity/stockholders' equity ..........................    $ 16,637      $ 16,637


                   Notes to Summary Historical and Pro Forma
                      Consolidated Financial Data of DTS

(a) Pro forma other income (expense) amounts do not include additional interest income which would have been recognized on amounts included in the placement of approximately $37.0 million in an interest escrow account
    (the "Interest Escrow Account"). If such additional interest income was included, the pro forma net loss for the year ended December 31, 1997 would be approximately $44.8 million.

(b) Prior to October 10, 1997, when DTS effected its conversion to a corporation (the "Corporate Conversion"), DTS was a limited liability company (the "LLC") and was not required to pay United States federal income taxes.

(c) Basic and diluted net loss per common share is computed by dividing net loss by the pro forma weighted average number of common shares outstanding during 1996 and 1997 of 571,317 and 2,135,921, respectively, assuming the corporate conversion had occurred on January 30, 1996. Due to the Company's net losses, the warrants and options are excluded from the pro forma net loss per common share calculation because the effect would be anti-dilutive.

(d) Excludes the Interest Escrow Account to fund, together with the proceeds from the investment thereof, the first four semi-annual interest payments on the DTS Notes.

                                 RISK FACTORS
     The following factors should be considered carefully by the stockholders of Pegasus in determining whether to vote in favor of the Merger Proposal. DTS' stockholders should be aware that ownership of the Class A Common Stock involves certain risks, including those described below, which could adversely affect the value of their holdings of Class A Common Stock. The Company does not make, nor has it authorized any other person to make, any representation about the future market value of the Class A Common Stock. In addition to the other information contained in this Proxy Statement/Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Class A Common Stock offered hereby. After the Effective Time, the risks factors described under "Risk Factors Relating to DTS' Business" will continue to relate to DTS in its capacity as a subsidiary of the Company.

Risks Relating to Forward-Looking Statements

     Certain statements contained in this Proxy Statement/Prospectus, including, without limitation, statements containing the words "anticipates," "believes," "estimates," "expects," "intends," and "projects" and words of similar import, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, DTS or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally, internationally and in the regions in which the Company and DTS operate; demographic changes; existing government regulations and changes in, or the failure to comply with, government regulations; competition; the loss of any significant numbers of subscribers or viewers; changes in business strategy or development plans; technological developments and difficulties (including any associated with the Year 2000); the ability to attract and retain qualified personnel; the significant indebtedness of the Company and DTS; the availability and terms of capital to fund the expansion of the Company's and DTS' businesses; and other factors referenced in this Proxy Statement/Prospectus. Certain of these factors are discussed in more detail below and elsewhere in this Proxy Statement/Prospectus. Given these uncertainties, Pegasus' and DTS' stockholders are cautioned not to place undue reliance on such forward-looking statements. The Company and DTS disclaim any obligations to update any such factors or publicly announce the result of any revisions to any developments.

Risk Factors Associated With the Merger

  Offer to Purchase DTS Notes

     The Merger will constitute a "Change of Control" of DTS within the meaning of the DTS Indenture governing the DTS Notes. This will require DTS to make an offer to the holders of the DTS Notes to purchase the DTS Notes (the "Offer to Purchase") for 101% of their principal amount (approximately $155.0 million) plus accrued interest. DTS has entered into a commitment letter with CIBC Oppenheimer Corp. ("CIBC Oppen-heimer") under which CIBC Oppenheimer agrees to purchase any and all DTS Notes tendered in response to the Offer to Purchase. CIBC Oppenheimer's commitment is subject to the execution of definitive documentation and customary closing conditions. If DTS and CIBC Oppenheimer are unable to agree on definitive documentation, or if DTS is unable to satisfy the closing conditions, DTS or Pegasus would attempt to make alternative arrangements. There can be no assurances that such alternative arrangements will be available or, if available, will be on terms satisfactory to DTS or Pegasus. If they were unable to do so, substantially all of DTS' indebtedness would be in default; however, Pegasus does not intend to assume, guarantee or otherwise become liable on the DTS Notes.


  Uncertainties Relating to Integration of Operations

     The anticipated benefits of the Merger may not be achieved unless the operations of DTS are combined successfully with those of the Company in a coordinated, timely and efficient manner, and there can be no assurance that this will occur. Even if the two companies' operations are integrated successfully, there can be no assurance that the benefits anticipated by the Merger will be achieved. The transition to a combined company will require substantial attention from management. The diversion of the attention of management and any difficulties encountered in the transition process could have an adverse impact on the revenues and operating results of the combined companies. These difficulties will be increased by the fact that Pegasus intends to operate DTS and its subsidiaries as "Unrestricted Subsidiaries" for purposes of the Senior Notes Indenture and the Certificate of Designation, and the fact that Pegasus and DTS will have separate and independent sources of debt financing and will be subject to separate financial covenants and operating restrictions. These facts will require that transactions between Pegasus and DTS be carried out on an arm's-length basis and with a greater degree of formality than is normally the case for companies and their wholly-owned subsidiaries. See "THE MERGER -- Consequences Under Debt Agreements and Preferred Stock Terms." These difficulties may also be increased by the necessity of integrating personnel with disparate business backgrounds and combining two different corporate cultures. In addition, the process of combining the two organizations could cause the interruption of, or a loss of momentum in, the activities of either or both of the companies' businesses, which could have an adverse effect on their combined operations. The uncertainties associated with such integration may result in the loss of key management and other employees. Failure to achieve the anticipated benefits of the Merger or to integrate successfully the operations of the companies could have a material adverse effect upon the business, operating results and financial condition of the Company after the Merger. Even if the benefits of the Merger are achieved and the two companies' operations are integrated successfully, there can be no assurance that the operating results and financial condition of the Company after the Merger will not be materially and adversely affected by any number of economic, market or other factors that are not related to the Merger, including those described below.

  Transaction Expenses; Costs of Integration

     Pegasus and DTS estimate that they will together incur direct transaction costs (including financial advisors, legal, accounting, registration and printing fees) of approximately $2.3 million associated with the Merger. In addition, following the Merger, Pegasus expects to incur additional expenses, which at this time are not expected to exceed $500,000, relating to information systems integration, promotional materials reflecting the Merger, integration of benefit plans, and travel and other costs relating to transitional planning and implementation. These costs (except for any such costs which are capitalized) are expected to be charged against income of Pegasus in the fiscal period in which they are incurred. There can be no assurance that Pegasus will not incur unforeseen costs, which could be material, in subsequent periods to reflect additional costs associated with the Merger.

  Dilutive Effect of the Merger on Pegasus' Earnings Per Share, Book Value Per Share and Voting Power

     On a pro forma basis, the Merger is dilutive to Pegasus' net loss per share for the year ended December 31, 1997. See "COMPARATIVE PER SHARE DATA" for per share amounts. There can be no assurance that the Merger will not similarly dilute Pegasus' net income (loss) per share in the future.

     The Company expects that as a result of the Merger DTS' intangible assets will increase by approximately $156.5 million, which will be amortized over a ten-year period resulting in a charge to earnings of approximately $15.7 million for each of the years in this period. Additionally, the Company expects to incur a one-time restructuring charge of approximately $3.0 million in connection with the Merger.

     The actual number of shares of Class A Common Stock to be issued in the Merger cannot yet be determined; however, it is anticipated that approximately 5,461,100 shares of Class A Common will be issued. As a result of the number of shares being issued in the Merger, stockholders currently holding all of the Class A Common Stock will hold 51.3% of the Class A Common Stock after the Merger. After giving effect to the voting power of the Class B Common Stock, all of which shares are controlled by Marshall W. Pagon, Pegasus' President and Chief Executive Officer, and without giving effect to the Voting Agreement, current holders of the Class A Common Stock will have in the aggregate a decrease in voting power from 11.1% to 10.1%.

Risk Factors Relating to the Company's Business

  Substantial Indebtedness and High Degree of Leverage

     The Company is highly leveraged. As of December 31, 1997, on a pro forma basis after giving effect to the Transactions and the Merger, including the New England Cable Sale, the Company would have had indebtedness of $420.7 million, total common stockholders' equity of $190.8 million, Preferred Stock of $111.3 million and, assuming certain conditions are met, $161.5 million available under the Credit Facility and $40.8 million available under the DTS Credit Facility. For the year ended December 31, 1997 on a pro forma basis after giving effect to the Transactions and the Merger, including the New England Cable Sale, the Company's earnings would have been inadequate to cover its combined fixed charges and dividends on Series A Preferred Stock by approximately $108.8 million. The Company is not required under the terms of the Series A Preferred Stock to pay, and is restricted under the terms of the Senior Notes Indenture from paying dividends in cash prior to July 1, 2002. The ability of the Company to repay its existing indebtedness will depend upon future operating performance, which is subject to the success of the Company's business strategy, prevailing economic conditions, regulatory matters, levels of interest rates and financial, business and other factors, many of which are beyond the Company's control. There can be no assurance that the Company's growth strategy will be successful in generating the substantial increases in cash flow from operations that will be necessary for the Company to meet its obligations. The current and future leverage of the Company could have important consequences, including the following: (i) the ability of the Company to obtain additional financing for future working capital needs or financing for possible future acquisitions or other purposes may be limited, (ii) a substantial portion of the Company's cash flow from operations will be dedicated to payment of the principal and interest on its indebtedness, thereby reducing funds available for other purposes, and (iii) the Company may be more vulnerable to adverse economic conditions than some of its competitors and, thus, may be limited in its ability to withstand competitive pressures. The agreements with respect to the Company's indebtedness, including the Credit Facility, the Senior Notes Indenture, the PM&C Indenture, the Certificate of Designation and the Exchange Note Indenture, contain numerous financial and operating covenants, including, among others, restrictions on the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to pay dividends and to make certain other payments and investments, and to sell or otherwise dispose of assets or merge or consolidate with another entity. A failure to comply with the obligations contained in any agreement with respect to any indebtedness could result in events of default which could permit acceleration of such indebtedness and acceleration of indebtedness under the debt agreements that may contain cross-acceleration or cross-default provisions.


  Dependence on Network Affiliations


     Certain of the Company's TV stations are affiliated with the Fox network, which provides the stations with up to 40 hours of programming time per week, including 15 hours of prime time programming, in return for the broadcasting of Fox-inserted commercials by the stations during such programming. The Company programs, or intends to program, pursuant to LMAs, other TV stations as affiliates of UPN or WB. As a result, the successful operation of the Company's TV stations is highly dependent on the Company's relationship with its broadcast networks and upon the success of such broadcast networks. All of the Company's affiliation agreements with Fox expire on October 31, 1998 with the exception of the affiliation agreement with respect to TV station WTLH, which expires on March 7, 2001. Thereafter, the affiliation agreements may be extended for additional two-year terms by Fox in its sole discretion. Fox has, in the past, changed affiliates in certain markets where it acquired a significant ownership position in a station in such market. In the event that Fox, directly or indirectly, acquires any significant ownership and/or controlling interest in any TV station licensed to any community within the Company's TV markets, Fox has the right to terminate the affiliation agreement of the Company's TV station serving that market. As a consequence, there is no assurance that Fox could not enter into such an arrangement in one of the Company's markets. Although the Company's affiliation agreement with UPN expires on January 15, 2001, the affiliation agreement may be terminated earlier under certain circumstances. The Company has entered into commitments to program TV stations WOLF and WGFL as affiliates of WB and is currently in the process of negotiating agreements with respect to these stations, although there can be no assurance that a definitive affiliation agreement will result. There can also be no assurance that Fox, UPN or WB programming will continue to be as successful as in the past or that such networks will continue to provide programming to their respective affiliates on the same basis as they currently do, all of which matters are beyond the Company's control. The non-renewal or termination of the affiliation of one or more of the Company's stations could have a material adverse effect on the Company's operations.


  Reliance on DBS Technology and DIRECTV


     There are numerous risks associated with DBS technology, in general, and DIRECTV, in particular. DBS technology is highly complex and requires the manufacture and integration of diverse and advanced components that may not function as expected. Although the DIRECTV satellites are estimated to have orbital lives at least through the year 2007, there can be no assurance as to the longevity of the satellites or that loss, damage or changes in the satellites as a result of acts of war, anti-satellite devices, electrostatic storms or collisions with space debris will not occur and have a material adverse effect on DIRECTV and the Company's DBS business. Furthermore, the digital compression technology used by DBS providers is not standardized and is undergoing rapid change. Since the Company serves as an intermediary for DIRECTV, the Company would be adversely affected by material adverse changes in DIRECTV's financial condition, programming, technological capabilities or services (including any Year 2000 problems that DIRECTV may incur), and such effect could be material to the Company's prospects. There can also be no assurance that there will be sufficient demand for DIRECTV services since such demand depends upon consumer acceptance of DBS, the availability of equipment and related components required to access DIRECTV services and the competitive pricing of such equipment.

     The National Rural Telecommunications Cooperative (the "NRTC") is a cooperative organization whose members and affiliate members are engaged in the distribution of telecommunications and other services in predominantly rural areas of the U.S. Pursuant to agreements between Hughes Electronics Corporation or one of its subsidiaries ("Hughes") and the NRTC (the "Hughes/NRTC Agreement") and between the NRTC and participating NRTC members and affiliate members (the "NRTC Member Agreement" and, together with the Hughes/NRTC Agreement, the "DBS Agreements"), participating NRTC members and affiliate members acquired the exclusive right to provide DIRECTV programming services to residential and commercial subscribers in certain service areas. The DBS Agreements authorize the NRTC and participating NRTC members and affiliate members to provide all commercial services offered by DIRECTV that are transmitted from the frequencies that the Federal Communications Commission (the "FCC") has authorized for DIRECTV's use at its present orbital location for a term running through the life of the current satellites. The NRTC has advised the Company that the Hughes/NRTC Agreement also provides the NRTC a right of first refusal to acquire comparable rights in the event that DIRECTV elects to launch successor satellites upon the removal of the present satellites from active service. The financial terms of any such purchase are likely to be the subject of negotiations. Any exercise of such right is uncertain and will depend, in part, on DIRECTV's costs of constructing, launching and placing in service such successor satellites. The Company is, therefore, unable to predict whether substantial additional expenditures by the NRTC and its members and affiliate members, including the Company, will be required in connection with the exercise of such right of first refusal.


  Competition in the TV, DBS and Cable Businesses

     Each of the markets in which the Company operates is highly competitive. Many of the Company's competitors have substantially greater resources than the Company and may be able to compete more effectively than the Company in the Company's markets. In addition, the markets in which the Company operates are in a constant state of change due to technological, economic and regulatory developments. The Company is unable to predict what forms of competition will develop in the future, the extent of such competition or its possible effects on the Company's businesses. The Company's TV stations compete for audience share, programming and advertising revenue with other television stations in their respective markets and with other direct to home ("DTH") providers including DBS operators, cable operators and wireless-cable operators, and compete for advertising revenue with other advertising media, such as newspapers, radio, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail and local cable systems. The Company's DBS business faces competition from other current or potential multichannel programming distributors, including other DBS operators, other DTH providers, cable operators, wireless cable operators and local exchange and long-distance telephone companies, which may be able to offer more competitive packages or pricing than the Company or DIRECTV. The Company's cable systems face competition from television stations, SMATV systems, wireless cable systems, DTH and DBS systems.


  Risks Attendant to Acquisition Strategy


     The Company regularly considers the acquisition of media and communications properties and, at any given time, is in various stages of considering such opportunities. As of March 12, 1998, the Company has entered into agreements or letters of intent to acquire a number of properties, including 14 pending DBS acquisitions (the "Pending Pegasus DBS Acquisitions") and the acquisition of DTS. Each of the Pending Pegasus DBS Acquisitions is subject to the negotiation of a definitive agreement, if not already entered into, and, among other conditions, the prior approval of Hughes and the NRTC. In addition to these conditions, each of the Pending Pegasus DBS Acquisitions is expected to be subject to conditions typical in acquisitions of this nature, certain of which conditions, like the Hughes and NRTC consents, may be beyond the Company's control. There can be no assurance that definitive agreements will be entered into with respect to all of the Pending Pegasus DBS Acquisitions or, if entered into, that all or any of the Pending Pegasus DBS Acquisitions will be completed. The Company sometimes structures its acquisitions, like the acquisition of DTS, to qualify for tax-free treatment. There is no assurance that such treatment will be respected by the Internal Revenue Service. There can also be no assurance that the anticipated benefits of any of the acquisitions described herein or future acquisitions will be realized. The process of integrating acquired operations into the Company's operations may result in unforeseen operating difficulties, could absorb significant management attention and may require significant financial resources that would otherwise be available for the ongoing development or expansion of the Company's existing operations. See "Risk Factors Associated With the Merger." The Company's acquisition strategy may be unsuccessful since the Company may be unable to identify acquisitions in the future or, if identified, to arrive at prices and terms comparable to past acquisitions, especially in light of the competition the Company faces from other well-financed organizations. The competition has resulted and is expected to further result in increased acquisition prices for such acquisitions. The successful completion of an acquisition may depend on consents from third parties, including federal, state and local regulatory authorities or private parties such as Fox, UPN, WB, the NRTC, DIRECTV and, in certain circumstances, lenders under the Company's credit facility, all of whose consents are beyond the Company's control. Possible future acquisitions by the Company could result in dilutive issuances of equity securities, the incurrence of additional debt and contingent liabilities, and additional amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's financial condition and operating results.

  Inability to Manage Growth Effectively

     The Company has experienced a period of rapid growth primarily as a result of its acquisition strategy. In order to achieve its business objectives, the Company expects to continue to expand largely through acquisitions, which could place a significant strain on its management, operating procedures, financial resources, employees and other resources. The Company's ability to manage its growth may require it to continue to improve its operational, financial and management information systems, and to motivate and effectively manage its employees. If the Company's management is unable to manage growth effectively, the Company's results of operations could be materially adversely affected.

  Dependence on Key Personnel

     The Company's future success may depend to a significant extent upon the performance of a number of the Company's key personnel, including Marshall W. Pagon, Pegasus' President and Chief Executive Officer. The loss of Mr. Pagon or other key management personnel or the failure to recruit and retain personnel could have a material adverse effect on the Company's business. The Company does not maintain "key-man" insurance and has not entered into employment agreements with respect to any such individuals.

  Government Legislation, Regulation, Licenses and Franchises

     The Company's businesses are subject to extensive and changing laws and regulations, including those of the FCC and local regulatory bodies. Many of the Company's operations are subject to licensing and franchising requirements of federal, state and local law and are, therefore, subject to the risk that material licenses and franchises will not be obtained or renewed in the future. The U.S. Congress and the FCC have in the past, and may in the future, adopt new laws, regulations and policies regarding a wide variety of matters, including rulemakings arising as a result of the Telecommunications Act of 1996 (the "1996 Act"), that could, directly or indirectly, affect the operations of the Company's businesses. The business prospects of the Company could be materially adversely affected by the application of current FCC rules or policies in a manner leading to the denial of pending applications by the Company, by the adoption of new laws, policies and regulations, or changes in existing laws, policies and regulations, including changes to their interpretations or applications, that modify the present regulatory environment or by the failure of certain rules or policies to change in the manner anticipated by the Company.

     To the extent that the Company expects to program stations through the use of LMAs, there can be no assurance that the licensees of such stations will not exercise rights to preempt the programming of the Company, in a fashion which interferes with the Company's business objectives, or that the licensees of such stations will continue to maintain the transmission facilities of the stations in a manner sufficient to broadcast a high quality signal over the station. As the licensees must also maintain all of the qualifications necessary to be a licensee of the FCC, and as the principals of the licensees are not under the control of the Company, there can be no assurance that these licenses will be maintained by the entities which currently hold them. There can also be no assurance that any LMAs entered into by the Company, whether or not in conjunction with the sale of a TV station by the Company or the acquisition of an LMA by the Company with an option to purchase the underlying station, will not be questioned by the FCC as being attributable to the Company due to the relationship between the Company and the holder or proposed holder of the license. In such an instance, the FCC may force the Company to terminate the LMA or other arrangements entered into in connection with the operation or programming of such station.

     Pursuant to the 1996 Act, the continued performance of then existing LMAs was generally grandfathered. The LMA for TV station WPME (the "Portland LMA") was entered into prior to the adoption of the 1996 Act but the Company did not begin programming the station until August 1997 upon completion of construction of the station. The FCC suggested in a rulemaking proposal that LMAs entered into after November 6, 1996 will not be grandfathered. The Company cannot predict if the Portland LMA will be grandfathered. Currently, television LMAs are not considered attributable interests under the FCC's multiple ownership rules. However, the FCC is considering proposals which would make such LMAs attributable, as they generally are in the radio broadcasting industry. If the FCC were to adopt a rule that makes such interests attributable, without modifying its current prohibitions against the ownership of more than one television station in a market, the Company could be prohibited from entering into such arrangements with other stations in markets in which it owns television stations and could be required to modify or terminate any then existing LMA arrangements. Such a change in the FCC rules could affect the contemplated LMA with the new owner of WOLF, and could affect the LMAs with the owners of WXFU and WPME.

     Additionally, irrespective of the FCC rules, the Department of Justice and the Federal Trade Commission (the "Antitrust Agencies") have the authority to determine that a particular transaction presents antitrust concerns. The Antitrust Agencies have recently increased their scrutiny of the television and radio industry, and have indicated their intention to review matters related to the concentration of ownership within markets (including through LMAs) even when the ownership or LMA in question is permitted under the regulations of the FCC. There can be no assurance that future policy and rulemaking activities of the Antitrust Agencies will not affect the Company's operations (including existing stations or markets) or expansion strategy.

     The FCC has recently adopted orders requiring that television stations begin operating digital television stations on new channels by May 1, 2002, and cease operating their current analog channels by 2006. The costs of this conversion is currently unknown. As digital television allows a single station to broadcast multiple channels of programming, the impact of this conversion on audience share, advertising revenues, and program availability is unknown.

     Also, the FCC's orders allotted television stations which currently operate on VHF channels substantially higher power levels for their digital operations than were permitted for stations which currently operate on the UHF band. As the Company's stations all operate on the UHF band, this power disparity, if not reconsidered by the FCC, could have an adverse impact on the competitive posture of the Company's TV stations after the digital conversion takes place.

  Dividend Policy; Restrictions on Payment of Dividends

     Pegasus does not anticipate paying cash dividends in the foreseeable future. The Certificate of Designation and the Senior Notes Indenture also impose restrictions on Pegasus' ability to pay dividends on its Common Stock. Moreover, Pegasus is a holding company, and its ability to pay dividends is dependent upon the receipt of dividends from its direct and indirect subsidiaries. Pegasus' credit facility and the PM&C Indenture each impose substantial restrictions on PM&C's ability to pay dividends to Pegasus. Upon consummation of the Merger, the DTS Credit Facility and the DTS Indenture will restrict DTS' ability to pay dividends to Pegasus.

  Concentration of Share Ownership and Voting Control By Marshall W. Pagon

     Pegasus' Common Stock is divided into two classes with different voting rights. Holders of Class A Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders generally and holders of Class B Common Stock are entitled to ten votes per share. Both classes vote together as a single class on all matters except in connection with certain amendments to Pegasus' Amended and Restated Certificate of Incorporation, the authorization or issuance of additional shares of Class B Common Stock, and except where class voting is required under the Delaware General Corporation Law ("DGCL"). As a result of his beneficial ownership of all the outstanding voting stock of the sole general partner of a limited partnership that indirectly controls Pegasus' parent and two subsidiaries of Pegasus' parent and of his control of the only other holder of Class B Common Stock, Marshall W. Pagon, the President and Chief Executive Officer of Pegasus, beneficially owns all of the Class B Common Stock of Pegasus. After giving effect to the greater voting rights attached to the Class B Common Stock and the shares of Class A Common Stock to be issued in the Merger, Mr. Pagon will be able to effectively vote 80.4% of the combined voting power of the outstanding Common Stock and will have sufficient power (without the consent of the holders of the Class A Common Stock) to elect the entire Board of Directors of Pegasus and, in general, to determine the outcome of matters submitted to the stockholders for approval, subject to the terms of the Voting Agreement. Pursuant to the Voting Agreement, Mr. Pagon will be obliged to cause the three nominees for director designated by certain of the DTS stockholders or their affiliates to be elected and to cause three independent directors to be elected to the Pegasus Board. Except as required under the DGCL and the Certificate of Designation, holders of the Series A Preferred Stock have no voting rights.


  Volatility of Stock Price

     There may be significant volatility in the market price of the Class A Common Stock due to factors that may or may not relate to the Company's performance. The market price of the Class A Common Stock may be significantly affected by various factors such as economic forecasts, financial market conditions, acquisitions, quarterly variations in the Company's results of operations, the issuance of additional shares of Class A Common Stock, and the volume of sales of the Class A Common Stock in the open market (including any substantial sales by the DTS stockholders pursuant to their registration rights).

  Potential Anti-Takeover Provisions; Change of Control

     Pegasus' Amended and Restated Certificate of Incorporation contains, among other things, provisions authorizing the issuance of "blank check" preferred stock and two classes of Common Stock with different voting rights. In addition, the Company is subject to the provisions of Section 203 of the DGCL. These provisions could delay, deter or prevent a merger, consolidation, tender offer, or other business combination or change of control involving the Company that some or a majority of the Company's stockholders might consider to be in their best interests, including tender offers or attempted takeovers that might otherwise result in such stockholders receiving a premium over the market price for the Class A Common Stock.

     Upon a Change of Control (as defined in the Senior Notes Indenture, the Certificate of Designation and, if the Exchange Notes are issued, the Exchange
Note Indenture, as applicable), Pegasus will be required to offer to purchase all Senior Notes, shares of Series A Preferred Stock or Exchange Notes, as the case may be, then outstanding at 101% of, in the case of Series A Preferred Stock, the liquidation preference thereof plus, without duplication, accumulated and unpaid dividends to the repurchase date or, in the case of each of the Senior Notes and the Exchange Notes, the aggregate principal amount, plus accrued and unpaid interest, if any. The repurchase price is payable in cash. There can be no assurance that, were a Change of Control to occur, Pegasus would have sufficient funds to pay the purchase price for the Senior Notes, the shares of Series A Preferred Stock or Exchange Notes, as the case may be, which Pegasus might be required to purchase. There can also be no assurance that the subsidiaries of Pegasus would be permitted by the terms of their outstanding indebtedness, including pursuant to the PM&C Indenture and the Credit Facility, to pay dividends to Pegasus to permit Pegasus to purchase the Senior Notes, the shares of the Series A Preferred Stock or Exchange Notes, as applicable. Any such dividends are currently prohibited. In addition, any such Change of Control transaction may also be a change of control under the Credit Facility and the PM&C Indenture, which would require PM&C to prepay all amounts owing under the Credit Facility and to reduce the commitments thereunder to zero and to offer to purchase all outstanding PM&C Notes at a price of 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase. In the event Pegasus does not have sufficient funds to pay the purchase price of the Senior Notes, the Series A Preferred Stock or the Exchange Notes, as the case may be, upon a Change of Control, Pegasus could be required to seek third party financing to the extent it did not have sufficient funds available to meet its purchase obligations, and there can be no assurance that Pegasus would be able to obtain such financing on favorable terms, if at all. In addition, any change of control would be subject to the prior approval of the FCC.

  Dependence on Third Party Programmers

     DIRECTV, and therefore the Company, is dependent on third parties to provide high quality programming that appeals to mass audiences. DIRECTV's programming agreements have terms which expire on various dates and different renewal and cancellation provisions. There can be no assurance that any such agreements will be renewed or will not be cancelled prior to expiration of their original term. In the event any such agreements are not renewed or are cancelled, there is no assurance that DIRECTV would be able to obtain or develop substitute programming, or that such substitute programming would be comparable in quality or cost to the Company's existing programming. The ability of the Company to compete successfully will depend on DIRECTV's ability to continue to obtain desirable programming and attractively package it to its customers at competitive prices.

     Pursuant to the Cable Television Consumer Protection and Competition Act of 1992 (the "Cable Act") and the FCC's rules, programming developed by vertically integrated cable-affiliated programmers generally must be offered to all multichannel video programming distributors on non-discriminatory terms and conditions. The Cable Act and the FCC's rules also prohibit certain exclusive programming contracts. The Company anticipates that DIRECTV will continue to purchase a substantial percentage of its programming from cable-affiliated programmers. Certain of the restrictions on cable-affiliated programmers will expire in 2002 unless extended by the FCC. As a result, any expiration of, amendment to, or interpretation of, the Cable Act and the FCC's rules that permits the cable industry or programmers to discriminate in the sale of programming against competing businesses, such as that of DIRECTV could adversely affect DIRECTV's ability to acquire programming or acquire programming on a cost-effective basis and, therefore, impact adversely upon the Company.

  Risk of Signal Theft

     DIRECTV's delivery of subscription programming requires the use of encryption technology. Signal theft or "piracy" in the C-band DTH, cable television and European DBS industries has been widely reported. There can be no assurance that the encryption technology used in the DSS equipment will remain totally effective. If the DSS equipment encryption technology is compromised in a manner which is not promptly corrected, the Company's revenue could be adversely affected. Recent published reports indicate that the DSS equipment encryption systems have been compromised. There can be no assurance that theft of DIRECTV programming will not adversely affect the Company's operations in the future.

     DIRECTV and the Company are prohibited from providing DIRECTV services outside the United States. Despite subscribers' assurances that they receive programming within one of the Company's service territories, a portion of the Company's subscribers may, in fact, be receiving DIRECTV services outside the Company's markets. If the Company must disconnect a significant portion of its subscribers because they receive services outside the Company's service territories, the Company's financial condition and results of operations could be adversely affected.

  Limited Consumer Adoption of Satellite Television

     The Company believes that one of the largest hurdles to the mass market adoption of DBS has been the cost to the subscriber of purchasing the DSS equipment, currently ranging from $149 to $299 depending upon the level of features desired and number of television sets to be connected. While the Company believes that the suppliers of the subscriber equipment have strong incentives to supply equipment at affordable prices as the subscriber base expands and as competition increases among equipment vendors, there can be no assurance that such costs will in fact remain at a level that will allow the Company to continue to build its subscriber base. To the extent that the cost of the equipment remains an obstacle to increased demand for satellite services offered by the Company, the growth of the Company's subscriber base could be delayed, adversely affecting the Company's financial condition and results of operations.

     Another potential hurdle to widespread adoption of DBS is that subscribers do not receive local news and sports. While all of the major DBS providers, including DIRECTV, offer broadcast network channels on an a la carte or package basis, the issue of the extent to which FCC regulations prohibit satellite providers from selling network programming to households that can receive a signal from that network's local affiliate station using traditional off-air antennae remains unresolved. Certain subscribers may not be willing to purchase DBS because of this uncertainty.

     Unlike a common carrier, such as a telephone company or cable operator, DBS operators such as DIRECTV are free to set prices and serve customers according to their business judgment, without rate of return and other regulation. However, there are laws and regulations that affect DIRECTV and, therefore indirectly, the Company. As an operator of a privately owned United States satellite system, DIRECTV is subject to the regulatory jurisdiction of the FCC, primarily with respect to (i) licensing of satellites, (ii) avoidance of interference with other broadcasting signals, and (iii) compliance with rules that the FCC has established specifically for DBS satellite licenses.

     State and local authorities in some jurisdictions (including some residential developments) restrict or prohibit the use of satellite dishes pursuant to zoning and other regulations. The FCC has recently adopted new rules that preempt state and local regulations that affect satellite dishes that are (i) three feet or less in diameter in any area, or (ii) six feet or less in diameter in any area where commercial or industrial uses are generally permitted by local land use regulation. As the DSS dishes are only 18 inches in diameter, the FCC's rules are expected to ease local regulatory burdens on the use of such dishes.

     The Satellite Home Viewer Act (the "SHVA") establishes a "compulsory" copyright license that allows a DTH operator, for a statutorily-established fee, to retransmit network programming to subscribers for private home viewing so long as that retransmission is limited to those persons in unserved households. In general, an "unserved household" is one that cannot receive, through the use of a conventional outdoor rooftop antenna, a sufficient over-the-air network signal, and has not, within 90 days prior to subscribing to the DTH service, subscribed to a cable service that provides that network signal. Although DIRECTV and the Company have implemented guidelines to safeguard against violations of the SHVA, certain subscribers within the Company's service territories receive network programming due to their misrepresentation that they are unserved households. Although not mandated by law, DIRECTV and the Company presently disconnect such subscribers which any local network affiliate maintains are not unserved households. Pending Congressional action or administrative rulemaking, the inability of DIRECTV and the Company to provide network programming to subscribers in service territories could adversely affect the Company's average programming revenue per subscriber and subscriber growth.


Risk Factors Relating to DTS' Business


     In addition to the risk factors described under "Risk Factor Relating to the Company's Business" which relate to the DBS business and, as a consequence, would be applicable to both the Company and DTS, the following risk factors also relate to DTS:

Substantial Indebtedness and High Degree of Leverage


     DTS has a substantial amount of indebtedness outstanding. At December 31, 1997, total consolidated long-term indebtedness of DTS, on a pro forma basis was approximately $202.1 million, representing approximately 92% of DTS' total capitalization. DTS also may incur up to $90.0 million of indebtedness under the DTS Credit Facility (of which approximately $40.8 million, on a pro forma basis, after giving effect to the offering of the DTS Notes and the DTS Transactions, is available) and is currently permitted by the DTS Indenture to incur up to $75.0 million of indebtedness thereunder. The ability of DTS to make payments of principal and interest on the DTS Notes will be largely dependent upon its future operating performance. Such operating performance can be subject to many factors, some of which will be beyond DTS' control, such as prevailing economic conditions. There can be no assurance that DTS will be able to generate sufficient cash flow to service required interest and principal payments. Borrowings under the revolving credit facility established pursuant to the DTS Credit Facility become due and payable on July 31, 2003 and borrowings under the term loan established pursuant thereto are required to be repaid in 20 consecutive quarterly installments of $200,000 commencing September 30, 1998 with the remaining balance due on July 31, 2003. If DTS does not have sufficient available resources to repay any indebtedness under the DTS Credit Facility at such time, DTS may find it necessary to refinance such indebtedness, and there can be no assurance that such refinancing would be available, or available on reasonable terms.


     The level of DTS' indebtedness also could have other adverse consequences including the effect of such indebtedness on: (i) DTS' ability to fund internally, or obtain additional debt or equity financing in the future for acquisitions, working capital, operating losses, capital expenditures and other purposes; (ii) DTS' flexibility in planning for, or reacting to, changes to its business and market conditions; (iii) DTS' ability to compete with less highly leveraged competitors; and (iv) DTS' financial vulnerability in the event of a downturn in its business or the general economy.

  Limited Operating History, Negative Cash Flow

     DTS has had a limited operating history during which time it has generated negative cash flows and net losses. For the year ended December 31, 1997, DTS incurred a net loss of $30.1 million. The negative cash flows can be attributed to the costs incurred to purchase DIRECTV service territories, to develop and implement its business plan and to generate the subscriber base required to cover general corporate overhead expenses. DTS expects negative cash flows and net losses to continue into at least 1998 as DTS acquired an additional DIRECTV service territory and plans to incur substantial sales and marketing expenses to build its subscriber base. The ability to generate positive cash flow in the future is dependent upon many factors, including general economic conditions, the level of market acceptance for DTS' services and the degree of competition encountered by DTS. There can be no assurance when or if DTS will generate positive operating cash flow or net income.

                          COMPARATIVE PER SHARE DATA


     Set forth below are unaudited losses from operations per common share, cash dividends declared and book value per common share data of Pegasus and DTS on both historical and pro forma bases. Pegasus - Pro Forma - Transactions loss from operations per share is derived from the pro forma information referenced herein, which gives effect to the Transactions as if they had occurred at January 1, 1997 with respect to losses from operations and cash dividends and as of December 31, 1997 for book value data. DTS - Pro Forma - Transactions loss from operations per share is derived from the pro forma information referenced herein, which gives effect to the DTS Transactions as if they had occurred at January 1, 1997 with respect to losses from operations and cash dividends and as of December 31, 1997 for book value data. Pegasus - Pro Forma
- Transactions and Merger loss from operations per share is derived from the pro forma information referenced herein, which gives effect to the Transactions and Merger as if they had occurred at January 1, 1997, with respect to losses from operations and cash dividends and as of December 31, 1997 for book value data. The information set forth below should be read in conjunction with the respective audited and unaudited financial statements of Pegasus and DTS and Pegasus' pro forma consolidated information, all of which are included elsewhere in this Proxy Statement/Prospectus.




                                                              Year Ended
                                                           December 31, 1997
                                                          ------------------
         Pegasus - Historical:
          Loss from operations ........................      $ (29,830,973)
          Shares outstanding ..........................          9,858,244
          Loss per share before extraordinary item ....              (3.02)
          Cash dividends ..............................                  0
         DTS - Historical:
          Loss from operations ........................      $ (30,147,615)
          Shares outstanding ..........................          2,137,049
          Loss per share before extraordinary item ....             (14.11)
          Cash dividends ..............................                  0
         Pegasus - Pro Forma - Transactions:
          Loss from operations ........................      $ (53,893,000)
          Shares outstanding ..........................         10,253,748
          Loss per share before extraordinary item ....              (5.26)
          Cash dividends ..............................                  0
         DTS - Pro Forma - Transactions:
          Loss from operations ........................      $ (45,893,000)
          Shares outstanding ..........................          2,137,049
          Loss per share before extraordinary item ....             (21.47)
          Cash dividends ..............................                  0
         DTS - Equivalent Pro Forma:
          Loss from operations ........................      $ (45,893,000)
          Shares outstanding ..........................          5,461,100
          Loss per share before extraordinary item ....      $       (8.40)
          Cash dividends ..............................                  0
         Pegasus - Pro Forma - Transactions and Merger:
          Loss from operations ........................      $(115,436,000}
          Shares outstanding ..........................         15,714,848
          Loss per share before extraordinary item ....              (7.35)
          Cash dividends ..............................                  0

                                                     December 31, 1997
                                                    -------------------
         Pegasus - Historical:
          Common shareholder's equity ...........      $  27,363.504
          Shares outstanding - 12/31/97 .........        10,321,742
          Book value per share ..................      $       2.65
         DTS - Historical:
          Common shareholder's equity ...........      $ 16,637,113
          Shares outstanding - 12/31/97 .........         2,137,049
          Book value per share ..................      $       7.79
         Pegasus Pro Forma Transactions:
          Common shareholder's equity ...........      $ 50,369,000
          Shares outstanding - 12/31/97 .........        10,362,409
          Book value per share ..................      $       4.86
         DTS - Pro Forma Transactions:
          Common shareholder's equity ...........        16,623,000
          Shares outstanding - 12/31/97 .........         2,137,049
          Book value per share ..................      $       7.78
         DTS - Equivalent Pro Forma:
          Common shareholder's equity ...........        16,623,000
          Shares outstanding - 12/31/97 .........         5,461,100
          Book value per share ..................      $       3.04
         Pegasus Pro Forma Transactions & Merger
          Common shareholder's equity ...........      $190,811,000
          Shares outstanding - 12/31/97 .........        15,782,842
          Book value per share ..................      $      12.09

                    MARKET PRICE INFORMATION AND DIVIDENDS
Pegasus

     The Class A Common Stock is traded on the Nasdaq National Market under the symbol "PGTV." The stock prices listed below represent the high and low bids for shares of the Class A Common Stock, as reported by the Nasdaq National Market, for the periods subsequent to Pegasus' initial public offering on October 3, 1996. The quotations reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.



                                                       High        Low
                                                    ---------   ---------
1996
Fourth Quarter (from October 4, 1996) ...........   $   16      $111/4
1997
First Quarter ...................................   $   14      $103/4
Second Quarter ..................................   $113/8      $ 81/8
Third Quarter ...................................   $211/2      $101/2
Fourth Quarter ..................................   $251/2      $   19
1998
First Quarter ...................................   $263/8      $197/8
Second Quarter (through April __, 1998) .........   $           $


     On November 5, 1997, the last trading day prior to the public announcement of the Merger, the high and low bid prices of the Class A Common Stock on the Nasdaq National market were $20.00 and $19.25, respectively.


     On April __, the last trading day prior to the mailing of this Proxy Statement/Prospectus to Pegasus' stockholders, the last reported sales price of the Class A Common Stock on the Nasdaq National Market was $____. As of the Record Date, there were approximately 128 record holders of the Class A Common Stock.


     No established public trading market exists for shares of Pegasus' Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Subject to the terms of the Voting Agreement, all of the Class B Common Stock is owned beneficially by Marshall W. Pagon, Pegasus' President and Chief Executive Officer.

     Pegasus has not paid any cash dividends and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. Payment of cash dividends on the Common Stock is restricted by the terms of the Series A Preferred Stock, and the Exchange Notes, if issued. The terms of the Series A Preferred Stock and the Exchange Notes permit Pegasus to pay dividends and interest thereon by issuance, in lieu of cash, of additional shares of Series A Preferred Stock and additional Exchange Notes, if issued, respectively. The Senior Notes Indenture restricts Pegasus' ability to pay cash dividends on the Series A Preferred Stock or cash interest on the Exchange Notes, if issued, prior to July 1, 2002. Pegasus' ability to obtain cash from its subsidiaries with which to pay cash dividends is also restricted by the Credit Facility and the PM&C Indenture.


DTS

     DTS is a privately-held company and its securities are not listed for quotation on the Nasdaq National Market or a stock exchange.


                              THE SPECIAL MEETING


Solicitation


     The accompanying proxy is solicited on behalf of the Pegasus Board. In addition to the use of the mails, proxies may be solicited by the directors, officers and employees of Pegasus, without additional compensation, by personal interview, telephone, telegram, or otherwise. Arrangements also may be made with brokerage houses and other custodians, nominees and for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Pegasus may reimburse them for their reasonable out-of-pocket and clerical expenses.

Voting Securities and Record Date


     Only holders of Common Stock of record at the close of business on March 2, 1998 will be entitled to vote at the Special Meeting. Each record holder of Class A Common Stock will be entitled to one vote per share, and each record holder of Class B Common Stock will be entitled to ten votes per share. As of the Record Date, there were 5,751,850 shares of Class A Common Stock and 4,581,900 shares of Class B Common Stock issued and outstanding. Holders of the Class A Common Stock and Class B Common Stock voting as one class will be asked to vote upon each matter to be voted upon at the Special Meeting.


Quorum and Voting


     Holders of shares of Common Stock representing a majority of the votes entitled to vote at the Special Meeting who attend the Special Meeting in person or who validly complete a proxy will be counted for purposes of determining a quorum regardless how such stockholders vote with respect to any matter (including abstaining from voting). Approval of each of the proposals to be voted upon at the Special Meeting requires the affirmative vote of the holders of a majority of the shares present, in person or by proxy, at the Special Meeting and entitled to vote. If a proxy is marked as "Abstain" on any matter, or if specific instructions are given that no vote be cast on any specific matter (a "Specified Non-Vote"), the shares represented by such proxy will not be voted on such matter. Abstentions will be included within the number of shares present at the meeting and entitled to vote for purposes of determining whether such matter has been authorized, but broker non-votes (i.e., shares held of record by a broker for which a proxy is not given) and other Specified Non-Votes will not be so included.


Purpose of the Special Meeting



     At the Special Meeting, holders of Class A Common Stock and Class B Common Stock, voting together as one class, will vote upon the proposed merger of DTS and the Merger Sub pursuant to the Merger Agreement (see "PROPOSAL 1: APPROVAL OF MERGER"). The Merger Agreement has been approved by the Pegasus Board (by the affirmative votes of all of its directors) and is attached hereto as Annex
I. Under the terms of the Merger Agreement, and subject to the satisfaction of the conditions set forth therein, (i) DTS will merge with the Merger Sub and become a wholly-owned subsidiary of Pegasus, (ii) with certain exceptions and subject to certain immaterial adjustments, (a) holders of DTS' capital stock will receive an aggregate of approximately 5,461,100 shares of Class A Common Stock and, in lieu of the issuance of fractional shares, cash based on the Market Price (as defined in the Merger Agreement), and (b) holders of outstanding DTS options and warrants will receive options and/or warrants to purchase approximately 222,618 shares of Class A Common Stock, (iii) the Pegasus Board will be increased to nine members, including three directors to be designated by certain stockholders of DTS or their affiliates, and (iv) certain stockholders of DTS and certain of their affiliates, Marshall W. Pagon, Pegasus' President, Chief Executive Officer and Chairman of the Board, and certain affiliates of Mr. Pagon who hold all of the Class B Common Stock will enter into the Voting Agreement, which provides for the designation and election of directors.


     At the Special Meeting, in addition to voting on the approval and adoption of the Merger Agreement, holders of the Common Stock will also vote upon the following proposals: (i) that the Restricted Stock Plan be amended to increase the number of shares of Class A Common Stock that may be issued thereunder from 270,000 to 350,000 (see "PROPOSAL 2: AMENDMENT TO RESTRICTED STOCK PLAN"), (ii) that the Stock Option Plan be amended to increase the number of shares of Class A Common Stock that may be issued thereunder from 450,000 to 970,000 and to increase the maximum number of Shares of Class A Common Stock that may be issued under options granted to any executive officer from 275,000 to 550,000 (see "PROPOSAL 3: AMENDMENT TO STOCK OPTION PLAN"), (iii) an amendment to provisions of the Series A Preferred Stock Certificate of Designation relating to the incurrence of Indebtedness (as this term is defined in the Certificate of Designation) (see "PROPOSAL 4: AMENDMENT TO DEBT INCURRENCE PROVISION OF SERIES A PREFERRED STOCK CERTIFICATE OF DESIGNATION") and (iv) an amendment to the Series A Preferred Stock Certificate of Designation relating to the definition of a Change of Control (as this term is defined in the Certificate of Designation) (see "PROPOSAL 5: AMENDMENT TO CHANGE OF CONTROL PROVISION OF SERIES A PREFERRED STOCK CERTIFICATE OF DESIGNATION"). If any other business is brought before the Special Meeting, proxies will be voted, to the extent permitted by the rules and regulations of the Commission, in accordance with the judgment of the persons voting the proxies. Pegasus is unaware at this time of any other matters which will come before the Special Meeting.


     As of the Record Date, there were 5,751,850 shares of Class A Common Stock and 4,581,900 shares of Class B Common Stock issued and outstanding. Each record holder of Class A Common Stock will be entitled to one vote per share, and each record holder of Class B Common Stock will be entitled to ten votes per share. All of the Class B Common Stock (representing approximately 88.9% of the voting power) is owned beneficially by Mr. Pagon. Thus, Mr. Pagon has voting power sufficient to approve the Merger Agreement and the other proposals to be voted upon at the Special Meeting. Mr. Pagon has advised the Company that he intends to cause the record holders of the Class B Common Stock to vote in favor of all such proposals. Such record holders are obligated by the terms of the Merger Agreement to vote in favor of the Merger Proposal.


     A form of proxy for use by the holders of the Common Stock at the Special Meeting and a return envelope for each form of proxy are enclosed with this Proxy Statement/Prospectus. Stockholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Secretary of Pegasus a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Special Meeting. A form of proxy is attached as Annex VI hereto. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the appropriate enclosed form, if the proxy is properly executed and received by Pegasus prior to the Special Meeting and not revoked, will be voted in favor of all the matters to be presented to the Special Meeting, as described above.


                        PROPOSAL 1: APPROVAL OF MERGER



Background of the Merger


     Following its October 1996 initial public offering, Pegasus has pursued its acquisition strategy of acquiring DIRECTV service territories from other independent providers of DIRECTV who are members or affiliate members of the NRTC. In 1997, Pegasus acquired DBS territories and related assets in certain rural portions of 23 states from 25 independent providers of DIRECTV for total consideration of approximately $162.3 million, which, depending upon the particular transaction, consisted of cash, promissory notes, shares of Class A Common Stock, warrants to purchase Class A Common Stock, preferred stock of a subsidiary and/or assumed liabilities. As of March 12, 1998, without giving effect to the Merger, Pegasus has also entered into letters of intent or definitive agreements to acquire DIRECTV distribution rights and related assets from 14 independent providers of DIRECTV services (the "Pending Pegasus DBS Acquisitions"). After giving effect to the Pending Pegasus DBS Acquisitions, which do not give effect to the Merger, the Company will have the exclusive right to provide DIRECTV services to approximately 2.5 million U.S. television households in rural areas of 30 states serving a subscriber base, as of February 28, 1998, of approximately 178,300 DBS customers. The Company believes that there is an opportunity for additional growth through the acquisition of DIRECTV territories held by the other approximately 165 NRTC members and affiliate members. The Company also believes that as the largest independent provider of DIRECTV services that it is well positioned to achieve economies of scale through the acquisition of DIRECTV territories held by other NRTC members and affiliate members.



     Because DTS is the second largest independent provider of DIRECTV services, Pegasus believed that a business combination with DTS represented a unique opportunity to further its growth objectives. DTS has the exclusive right to provide DIRECTV services within certain rural territories in the U.S. encompassing approximately 1.8 million U.S. television households in rural areas of 11 states serving a subscriber base, as of February 28, 1998, of approximately 139,600 DBS customers. Pegasus and DTS first met in April 1997 to discuss a possible business combination. In the weeks that followed, members of the senior management of each of Pegasus and DTS, together with representatives of DTS' principal stockholders and their respective legal and other advisors, held a series of meetings to discuss possible terms of a business combination and exchanged financial and due diligence materials with the objective of entering into a binding agreement in principle. Those discussions led to proposals concerning price and other significant terms that were generally satisfactory to both parties. However, because the DTS stockholders would be substantial stockholders of Pegasus upon completion of the Merger, DTS insisted that they have certain corporate governance rights, including representation on the Pegasus Board. While Pegasus agreed with DTS' position in concept, the parties were unable to agree on certain aspects of the governance issue. Accordingly, Pegasus and DTS terminated their discussions on July 11, 1997.

     On October 20, 1997, at the suggestion of one of DTS' investors, Mr. Pagon met in New York with DTS representatives to consider whether there was interest in resuming discussion on a potential business combination. At this meeting the parties decided to resume discussions, but identified a number of issues to be resolved. At meetings of representatives of DTS and Pegasus in New York on October 29, 1997, and in Philadelphia on October 31, 1997, the parties agreed that the merger consideration discussed in July 1997, of 5,500,000 shares of Class A Common Stock plus warrants to acquire an additional 250,000 shares at $15 per share, would be adjusted by eliminating the warrants in light of the fact that the Pegasus share price had increased between July and October. The parties also agreed in general terms on a resolution of the corporate governance issues. From October 31, 1997 through November 6, 1997, the parties and their attorneys worked to resolve many of the other less significant remaining issues. On November 6, 1997, Pegasus and DTS entered into an agreement in principle (the "Agreement in Principle") and made a public announcement about the proposed merger.


     On December 18 and 19, 1997, the Pegasus Board held a meeting to consider the proposed Merger Agreement and the transactions contemplated thereby, including the proposed consideration to be paid to DTS' stockholders. At this meeting, members of Pegasus' senior management, together with its legal advisors, reviewed with the Pegasus Board, among other things, the strategic fit between the two companies, the background of the proposed transaction, the financial evaluation analyses of the transaction, and the terms of the Merger Agreement. In addition, at the December 18, 1997 meeting, Merrill Lynch presented financial analyses regarding the proposed transaction to the Pegasus Board. After discussion and consideration, the Pegasus Board unanimously authorized Pegasus' executive officers to further negotiate the Merger Agreement. On December 31, 1997, the Pegasus Board met again, and Merrill Lynch presented its updated analyses regarding the proposed transaction and delivered its oral opinion which was confirmed by its written opinion, dated December 31, 1997, to the effect that, based upon and subject to certain factors and assumptions stated therein, as of such date, the Consideration (as defined in such opinion) to be paid by Pegasus in the Merger is fair from a financial point of view to Pegasus. The Pegasus Board unanimously approved the Merger Agreement and authorized the execution of the Merger Agreement on such terms with such changes as the executive officers approved.


     On January 8, 1998, Pegasus, the Merger Sub, holders of Pegasus' Class B Common Stock, DTS and certain of DTS' stockholders entered into the Merger Agreement, and Merrill Lynch confirmed its opinion dated December 31, 1997 with its written opinion dated as of January 8, 1998, to the effect that, based upon and subject to certain factors and assumptions stated therein, as of such date, the Consideration (as defined in such opinion) to be paid by Pegasus in the Merger is fair from a financial point of view to Pegasus. The full text of the Merrill Lynch Opinions, each of which sets forth a description of the assumptions made, factors considered and limitations on the review undertaken, is attached hereto as Annex V. Pegasus stockholders are urged to read the Merrill Lynch Opinions carefully in their entirety. See "PROPOSAL 1: APPROVAL OF MERGER -- Opinion of Merrill Lynch."


Reasons for the Merger and Recommendations of the Pegasus Board



     At the meeting held on December 31, 1997, the Pegasus Board, by unanimous vote, determined that the terms of the Merger Agreement and the Merger are in the best interests of Pegasus and its stockholders and approved the Merger Agreement and the Merger. At such meeting, the Pegasus Board also recommended that Pegasus' stockholders approve the Merger Proposal. In reaching these conclusions and recommendations, the Pegasus Board believed that the following factors strongly weighed in favor of the Merger:


   o DTS' territories complement Pegasus' existing territorial footprint well, both in terms of territories adjacent to existing Pegasus territories and new states and regions.


   o The Merger is expected to result in economies of scale, including cost savings from consolidation of duplicative personnel and other infrastructure, and the ability to improve operating performance by spreading fixed costs over a larger base of subscribers.

   o Other synergies could potentially result from the Merger, such as the trained field management of DTS and complementary marketing and sales paradigms.

   o The Merger could provide Pegasus with other, less tangible benefits of scale, including a greater degree of national prominence.

The Board also concluded that the consideraton to be paid in the Merger was appropriate, particularly in light of the financial analysis presented by Merrill Lynch, which is described in the next section.

     The Pegasus Board believes that the only potentially negative factor in the Merger is DTS' substantial indebtedness and high degree of leverage, and related issues concerning integration of the two companies' operations within the constraints of their respective debt and preferred stock covenants. See "RISK FACTORS -- Risk Factors Relating to DTS' Business -- Substantial Indebtedness and High Degree of Leverage," "RISK FACTORS -- Risk Factors Associated with the Merger -- Uncertainties Relating to Integration of Operations," and "THE MERGER -- Consequences under Debt Agreements and Preferred Stock Terms." The Pegasus Board concluded that the potential benefits of the Merger outweigh these possible detriments.


     ACCORDINGLY, THE PEGASUS BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE MERGER PROPOSAL.


Opinion of Merrill Lynch


     Pegasus retained Merrill Lynch to act as its exclusive financial advisor in connection with the Merger. On December 31, 1997, Merrill Lynch delivered to the Pegasus Board its oral opinion, confirmed by its written opinion dated December 31, 1997 (the "Merrill Lynch Opinion"), to the effect that, based upon and subject to certain factors and assumptions stated therein, as of such date, the Consideration (as defined in the Merrill Lynch Opinion as 5,500,000 shares of the common stock of Pegasus as adjusted for certain options, warrants and other obligations of DTS) to be paid by Pegasus in the Merger is fair from a financial point of view to Pegasus. Merrill Lynch confirmed its written opinion dated December 31, 1997 with its written opinion dated as of January 8, 1998 to the effect that, based upon and subject to certain factors and assumptions stated therein, as of such date, the Consideration (as defined in such opinion) to be paid by Pegasus in the Merger is fair from a financial point of view to Pegasus (collectively the "Merrill Lynch Opinions").

     The full text of the Merrill Lynch Opinions, each of which sets forth a description of the assumptions made, general procedures followed, factors considered and limitations on the review undertaken, is attached hereto as Annex V and is incorporated herein by reference. The Merrill Lynch Opinions were provided to the Pegasus Board for its information and are directed only to the fairness from a financial point of view to Pegasus of the Consideration to be paid by Pegasus in the Merger, do not address the merits of the underlying decision by Pegasus to engage in the Merger and do not constitute a recommendation to any Pegasus stockholder as to how such stockholder should vote on the Merger or any transaction related thereto. Pegasus stockholders are urged to read the Merrill Lynch Opinions carefully in their entirety, especially with regard to the assumptions made and factors considered by Merrill Lynch. The summary of the Merrill Lynch Opinions set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.


     The Consideration was determined through arms-length negotiations between Pegasus and DTS and was approved by the Pegasus Board.


     The summary set forth below does not purport to be a complete description of the analyses underlying the Merrill Lynch Opinions or the presentation made by Merrill Lynch to the Pegasus Board. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinions, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all of its analyses, would create an incomplete view of the process underlying the Merrill Lynch Opinions.

     In performing its analyses, numerous assumptions were made with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch, Pegasus or DTS. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, the Merrill Lynch Opinion and Merrill Lynch's presentation to the Pegasus Board were among several factors taken into consideration by the Pegasus Board in making its determination to approve and adopt the Merger Agreement. Consequently, the Merrill Lynch analyses described below should not be viewed as determinative of the decision of the Pegasus Board with respect to the fairness of the Consideration.

     In arriving at its opinions, Merrill Lynch, among other things: (i) reviewed certain publicly available business and financial information relating to DTS and Pegasus that Merrill Lynch deemed to be relevant; (ii) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of DTS and Pegasus furnished to Merrill Lynch by DTS and Pegasus, as well as the amount and timing of the cost savings and related expenses expected to result from the Merger (the "Expected Synergies") furnished to Merrill Lynch by Pegasus; (iii) conducted discussions with members of senior management of DTS and Pegasus concerning the matters described in clauses (i) and (ii) above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies; (iv) reviewed the market prices for Pegasus' Class A Common Stock and valuation multiples for DTS capital stock and Pegasus Class A Common Stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant; (v) reviewed the results of operations of DTS and Pegasus and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant; (vi) compared the proposed financial terms of the Merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant; (vii) reviewed a draft dated December 30, 1997 of the Merger Agreement and the Merger Agreement as executed January 8, 1998, respectively, and (viii) reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

     In preparing its opinions, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information, did not undertake an independent evaluation or appraisal of any of the assets or liabilities of DTS or Pegasus and was not furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct, nor did Merrill Lynch conduct, any physical inspection of the properties or facilities of DTS or Pegasus. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with Merrill Lynch by DTS or Pegasus, Merrill Lynch assumed that they were reasonably prepared and reflected the best currently available estimates and judgment of DTS or Pegasus management as to the expected future financial performance of DTS or Pegasus, as the case may be, and the Expected Synergies. Merrill Lynch further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles and that it will qualify as a tax-free reorganization for U.S. federal income tax purposes.

     The Merrill Lynch Opinions are necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch as of, the date of such opinions. Merrill Lynch assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger. Merrill Lynch also assumed that no increase in the amount of Consideration or other payments and no incurrence of other liabilities that in any case would be material to Merrill Lynch's analysis will be required under the Merger Agreement. Merrill Lynch was not asked to consider, and the Merrill Lynch Opinions do not in any manner address, the prices at which shares of Pegasus Class A Common Stock will trade following the announcement or consummation of the Merger.

     The following is a brief summary of the material analyses performed by Merrill Lynch in connection with its preparation of the Merrill Lynch Opinions.

     Historical Trading Analysis. Merrill Lynch reviewed the historical stock market performance of Pegasus's Class A Common Stock. This analysis indicated that since Pegasus' initial public offering through December 30, 1997, the price of a share of Pegasus Class A Common Stock ranged between $9.25 and $24.50 and averaged $14.27.



     Selected Publicly Traded Comparable Companies Analysis. Using publicly available information, Merrill Lynch reviewed the stock prices (as of December 30, 1997) and market multiples of common stocks of the following companies:
Echostar Communications Corporation, TCI Satellite Entertainment, Inc., United States Satellite Broadcasting Company, Inc. and Pegasus. Merrill Lynch believes these companies are engaged in lines of business that are generally comparable to those of DTS. Merrill Lynch determined the equity market value and derived the unlevered value (defined as equity market value plus the book value of debt less cash and cash equivalents) for these comparable companies. Merrill Lynch calculated a range of such unlevered values as a multiple of current DBS subscribers and earnings before interest, taxes, depreciation, amortization and subscriber acquisition costs ("Pre-SAC EBITDA"). Unlevered value as a multiple of current subscribers ranged from 2,100x to 2,200x, compared to an implied transaction multiple of 2,055x for DTS. Unlevered value as a multiple of estimated 1998 Pre-SAC EBITDA ranged from 11.5x to 12.5x, compared to an implied transaction multiple of 12.6x estimated 1998 Pre-SAC EBITDA based on the DTS Projections (as defined below) and an implied transaction multiple of 13.2x estimated 1998 Pre-SAC EBITDA based on the Adjusted Projections (as defined below).



     Selected Acquisition Transaction Analysis. Using publicly available information, Merrill Lynch reviewed the purchase prices and multiples paid in selected completed and pending mergers and acquisitions involving DIRECTV territories which Merrill Lynch deemed relevant in evaluating the Merger. Merrill Lynch reviewed the acquisitions of rural DIRECTV territories by Pegasus and DTS during 1996 and 1997. Merrill Lynch reviewed the acquisition of Indiana territories by DTS, the pending acquisition of a Georgia territory by DTS, and the acquisition of various territories by Pegasus. Multiples of unlevered value of the transactions (consideration offered for the equity plus the book value of debt less cash and cash equivalents) to the DBS subscribers of the acquired businesses ranged from 2,000x to 2,150x, compared to an implied transaction multiple of 2,055x for DTS. The multiples of Pre-SAC EBITDA for the forward 12 months after the acquisition ranged from 13.5x to 14.5x, compared to an implied transaction multiple of 12.6x estimated 1998 Pre-SAC EBITDA based on the DTS Projections (as defined below) and an implied transaction multiple of 13.2x estimated 1998 Pre-SAC EBITDA based on the Adjusted Projections (as defined below).


     No company, transaction or business used in the analysis described under "--Selected Publicly Traded Comparable Companies Analysis" and "--Selected Acquisition Transaction Analysis" is identical to Pegasus, DTS or the Merger. Accordingly, an analysis of the results thereof necessarily involves complex considerations and judgements concerning differences in financial and operating characteristics and other factors that could affect the transaction or the public trading or other values of the company or companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable acquisition or company data.


     Discounted Cash Flow Analysis. Merrill Lynch performed a discounted cash flow analysis of DTS using two different versions of underlying operating projections, each of which was based upon the forecasts prepared by the management of DTS. The first version is referred to as the "DTS Projections." The second version, which was adjusted by Pegasus management (the "Adjusted Projections"), differed from the DTS Projections in that they assumed lower average monthly subscriber revenue in 1998 through 2000, a higher Pre-SAC EBITDA margin and higher subscriber acquisition costs as compared to the DTS Projections. Utilizing these two versions of projections for DTS, Merrill Lynch calculated the theoretical unlevered discounted present value for DTS by adding together the present value of (i) the projected stream of unlevered free cash flow through the fiscal year 2002 for DTS and (ii) the projected value of DTS at the end of the fiscal year 2002 (the "DTS Terminal Value"). Merrill Lynch also performed a discounted cash flow analysis of Pegasus on a stand alone basis using a set of underlying operating projections which were based upon the forecasts provided by management of Pegasus (the "Pegasus Projections"). Utilizing the Pegasus Projections, Merrill Lynch calculated the theoretical unlevered discounted present value for Pegasus by adding together the present value of (i) the projected stream of unlevered free cash flow through the fiscal year 2002 for Pegasus and (ii) the projected value of Pegasus at the end of the fiscal year 2002 (the "Pegasus Terminal Value"). Each DTS Terminal Value and the Pegasus Terminal Value were calculated based upon earnings before interest, taxes, depreciation, amortization and net new subscriber acquisition costs ("Adjusted EBITDA") multiples ranging from 6.0x to 8.0x. The unlevered after-tax discount rates used in the discounted cash flow analyses ranged from 16.0% to 20.0%.

     The theoretical value of DTS based on the DTS Projections produced a range of values for DTS' equity of $119.2 million to $261.2 million. The theoretical value of DTS based on the Adjusted Projections produced a range of values for DTS' equity of $95.2 million to $214.0 million. Merrill Lynch noted that, based on the closing price of Pegasus on December 30, 1997, the implied value of $111.4 million of the Consideration was within the range of theoretical value based on the Adjusted Projections. The theoretical value of Pegasus based on the Pegasus Projections produced a range of values per share of Pegasus Common Stock of $19.15 to $36.55. Merrill Lynch noted that the closing price of Pegasus Common Stock on December 30, 1997, $20.25, was within the range of theoretical value based on the Pegasus Projections.

     In addition, Merrill Lynch calculated the theoretical value of DTS and Pegasus combined based on the Adjusted Projections, the Pegasus Projections and the Expected Synergies. The theoretical value of Pegasus based on DTS and Pegasus combined produced a range of value per share of Pegasus Common Stock of $19.37 to $38.29. Merrill Lynch noted that the per share values were above the comparable per share values for Pegasus on a stand alone basis.


     Contribution Analysis. Merrill Lynch analyzed the percentage of revenue, Pre-SAC EBITDA, households, subscribers and unlevered value and equity value that each of Pegasus and DTS would contribute to the total of the combined entity based upon the Adjusted Projections and Pegasus Projections referred to above. Based upon the Adjusted Projections and Pegasus Projections, Pegasus' contribution to the combined entity ranged from 61.6% to 72.4%. Merrill Lynch noted that, based upon the Consideration of 5.5 million shares of Pegasus Class A Common Stock for DTS capital stock, the Pegasus stockholders would own approximately 66% of the combined entity, within the range of contribution based upon the statistics considered.


     Pegasus retained Merrill Lynch on the basis of its experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm which, as a part of its investment banking business, regularly is engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the past, Merrill Lynch has provided financial advisory and financing services to Pegasus and may continue to do so, and has received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of its business, Merrill Lynch may actively trade the equity securities of Pegasus and DTS for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.


     Pursuant to the engagement letter, dated as of November 1, 1997, between Pegasus and Merrill Lynch, Pegasus has agreed to pay Merrill Lynch a fee of $1,350,000 for services rendered in connection with the Merger. Of this amount, $100,000 was payable on the date of the engagement letter, $400,000 was payable upon the execution of the definitive agreement and $850,000 will be payable upon the consummation of the Merger. Pegasus has also agreed to reimburse Merrill Lynch for the expenses reasonably incurred by it in connection with its engagement (including reasonable counsel fees and disbursements) and to indemnify Merrill Lynch and its affiliates from and against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.


Interests of Certain Persons in the Merger


     At Closing, the Voting Agreement will be entered into by Marshall W. Pagon and the holders of the Class B Common Stock, and by certain stockholders of DTS and certain of their affiliates, including Columbia Capital Corporation ("Columbia"), Whitney Equity Partners, L.P. ("Whitney") and Chisholm Partners III, L.P. ("Chisholm"). The Voting Agreement provides that during the term of the Voting Agreement the Pegasus Board will consist of at least nine members, subject to reduction in certain circumstances, and will initially consist of three independent directors, three directors designated by Mr. Pagon, and one director to be designated initially by each of Columbia, Whitney and Chisholm. The three independent directors will initially consist of James J.

McEntee, III, Mary C. Metzger, and Donald W. Weber. Mr. Pagon's designees consist of himself, Robert N. Verdecchio (Pegasus' chief financial officer) and a person to be determined by Mr. Pagon. All of the independent directors and Messrs. Pagon and Verdecchio are currently members of the Pegasus Board. Columbia, Whitney and Chisholm informed the Company that they intend to initially designate Harry F. Hopper, III, Michael C. Brooks and Riordon B. Smith, respectively, to serve as their designees to the Pegasus Board. The Voting Agreement also specifies that the Pegasus Board will have a nominating committee, an audit committee and a compensation committee. Each such committee will consist of one director designated by a majority of the Columbia, Whitney and Chisholm designees, one independent director and one director designated by Mr. Pagon. The Voting Agreement terminates with respect to any of Columbia, Whitney and Chisholm and their respective related parties (and thus their respective rights to designate a director) when any of them and their respective specified related parties cease to own collectively at least half the shares of Class A Common Stock received by them in the Merger and certain other events. A copy of the Voting Agreement to be entered into is attached as Annex II to this Proxy Statement/Prospectus. See "THE MERGER -- Voting Agreement."

     At Closing, a Registration Rights Agreement will also be entered into by, among others, Pegasus, certain of DTS' stockholders, and members of DTS' senior management who elect to do so. The Registration Rights Agreement will provide certain underwritten demand, shelf and piggyback registration rights to holders of Class A Common Stock received in the Merger who are parties to this agreement. See "THE MERGER -- Registration Rights Agreement."

     In connection with the Merger, noncompetition agreements will be entered into by certain members of DTS' Senior Management and by certain DTS stockholders and certain of their respective affiliates. The noncompetition agreements will restrict each of these individuals or entities from engaging in certain business activities relating to the satellite television business.


Ownership of Pegasus After the Merger


     Upon completion of the Merger, there will be outstanding 11,217,350 shares of Class A Common Stock (assuming no additional shares are issued before the Effective Time), of which approximately 5,465,500, or 48.7%, will be owned by the DTS stockholders, and 4,581,900 shares of Class B Common, all of which will be beneficially owned by Mr. Pagon. Giving effect to the voting rights of the Class B Common Stock, the DTS stockholders and Mr. Pagon will have voting power with respect to approximately 9.6% and 80.4%, respectively, of the Common Stock, subject to the terms of the Voting Agreement. For information relating to ownership of the Pegasus Common Stock, both before and after the Merger, see "OWNERSHIP AND CONTROL."



Management of Pegasus After the Merger


     It is not expected that there will be any change in the executive officers of Pegasus as a result of the Merger. For information concerning the composition of the Pegasus Board following the Merger, see "THE MERGER -- Voting Agreement" and "PEGASUS MANAGEMENT."


                PROPOSAL 2: AMENDMENT TO RESTRICTED STOCK PLAN


     The Restricted Stock Plan, which was adopted in September 1996, provides for the issuance of up to 270,000 shares of Class A Common Stock pursuant to restricted stock awards. Awards for an aggregate of 106,167 shares of Class A Common Stock have been granted thus far under the plan.

     The Restricted Stock Plan was adopted to further the growth and success of the Company by providing an incentive to eligible employees which increases their direct involvement in the future success of the Company and which generally rewards these employees in proportion to increases in Location Cash Flow.

     The Pegasus Board is proposing that the Restricted Stock Plan be amended to provide for an increase in the maximum number of shares of Class A Common Stock which may be issued under the plan from 270,000 to 350,000. In proposing this amendment, the Pegasus Board took into consideration the number of awards made under the plan and the substantially larger employee base that will result upon consummation of the Merger.

     Approval of the proposed amendment is contingent upon approval and effectiveness of the Merger.

     THE PEGASUS BOARD RECOMMENDS VOTING "FOR" THE PROPOSAL TO AMEND THE RESTRICTED STOCK PLAN TO INCREASE THE NUMBER OF SHARES OF CLASS A COMMON STOCK FOR WHICH AWARDS MAY BE GRANTED FROM 270,000 TO 350,000.


Restricted Stock Plan

     The Restricted Stock Plan provides for four types of restricted stock awards that are made in the form of Class A Common Stock: (i) profit sharing awards to general managers, department managers and corporate managers (other than executive officers); (ii) special recognition awards for consistency (team award), initiative (a team or individual award), problem solving (a team or individual award) and individual excellence; (iii) excess awards that are made to the extent that an employee does not receive a matching contribution under the Company's U.S. 401(k) Plan or Puerto Rico 401(k) Plan because of restrictions of the Internal Revenue Code of 1986, as amended (the "Code") or the Puerto Rico Internal Revenue Code, respectively; and (iv) discretionary restricted stock awards.

     Awards under the Restricted Stock Plan (other than excess and discretionary awards) are in proportion to annual increases in Location Cash Flow. For this purpose Location Cash Flow is automatically adjusted for acquisitions such that, for the purpose of calculating the annual increase in Location Cash Flow, the Location Cash Flow of the acquired properties is included as if it had been a part of the Company's financial results for the comparable period of the prior year.

     The Company believes that the Restricted Stock Plan results in greater increases in stockholder value than results from a conventional stock option program because it creates a clear cause and effect relationship between initiatives taken to increase Location Cash Flow and the amount of incentive compensation that results therefrom.

     Although the Restricted Stock Plan like conventional stock option programs provides compensation to employees as a function of growth in stockholder value, the tax and accounting treatments of this program are different. For tax purposes, incentive compensation awarded under the Restricted Stock Plan (upon vesting) is fully tax deductible as compared to conventional stock option grants which generally are only partially tax deductible upon exercise. For accounting purposes, conventional stock option programs generally do not result in a charge to earnings while compensation under the Restricted Stock Plan does result in a charge to earnings. The Company believes that these differences result in a lack of comparability between the Operating Cash Flow of companies that utilize conventional stock option programs and the Operating Cash Flow of the Company.


     The table below lists the specific maximum components of the Restricted Stock Plan (other than excess and discretionary awards) in terms of a $1 increase in annual Location Cash Flow.





Component                                                                             Amount
---------------------------------------------------------------------------------   ---------
Restricted Stock grants to general managers based on the increase in annual
 Location Cash Flow of individual business units ................................   6 Cents
Restricted Stock grants to department managers based on the increase in
 annual Location Cash Flow of individual business units .........................   6
Restricted Stock grants to corporate managers (other than executive officers)
 based on the Company-wide increase in annual Location Cash Flow ................   3
Restricted Stock grants to employees selected for special recognition ...........   5
                                                                                    ---------
   Total ........................................................................   20 Cents



     As of December 31, 1997, the Company had 8 general managers, 31 department managers and 5 corporate managers.

     Executive officers and non-employee directors are not eligible to receive profit sharing awards under the Restricted Stock Plan. Executive officers are eligible to receive awards under the Restricted Stock Plan consisting of (i) special recognition awards, (ii) excess awards made to the extent that an employee does not receive a matching contribution under either of the Company's 401(k) plans because of restrictions of the Code and (iii) discretionary awards determined by a committee of not fewer than two non-employee directors of Pegasus or the entire Pegasus Board.

     Administration. The Restricted Stock Plan is administered by a committee that is authorized by the Pegasus Board. With respect to special recognition awards made to officers and discretionary awards, the Restricted Stock Plan is administered by a committee of not fewer than two non-employee directors of Pegasus or the entire Pegasus Board.

     Vesting. Restricted Stock Awards other than special recognition awards vest on the following schedule: 34% after two years of service with the Company (including years before the Restricted Stock Plan was established), 67% after three years of service and 100% after four years of service. A grantee also becomes fully vested in his outstanding restricted stock award(s) upon death or disability. If a grantee's employment is terminated for a reason other than death or disability before completing four years of service, his unvested restricted stock awards other than special recognition awards will be forfeited. Restricted stock is held by the Company prior to becoming vested. The grantee will, however, be entitled to vote the restricted stock and receive any dividends of record prior to vesting. Effective April 30, 1998, special recognition awards (including outstanding awards) will become fully vested on the later of April 30, 1998, or the date the special recognition is granted. (Prior to April 30, 1998, special recognition awards vest on the same schedule as other restricted stock awards.)

     Duration and Amendment of Restricted Stock Plan. The Restricted Stock Plan became effective in September 1996, and will terminate in September 2006. The Pegasus Board may amend, suspend or terminate the Restricted Stock Plan, and the Restricted Stock Plan administrator may amend any outstanding restricted stock awards, at any time, subject to stockholder approval under certain circumstances, including increases in the number of shares authorized under the plan. A grantee must approve any suspension, discontinuance or amendment, if such action would materially impair the rights of the grantee under any restricted stock award previously granted to him.


     Restricted Stock Awards. The following special recognition awards (for
1996) and discretionary awards were made under the Restricted Stock Plan in 1997:



                                                                                               Number
                                                                                                 of
Name and Position                                                                             Shares(1)
-----------------------------------------------------------------------------------------   ------------
Marshall W. Pagon, President and Chief Executive Officer ................................       9,090
Ted S. Lodge, Senior Vice President, Chief Administrative Officer, General Counsel and
 Secretary ..............................................................................       3,636
Robert N. Verdecchio, Senior Vice President, Chief Financial Officer and Assistant              4,545
  Secretary
Howard E. Verlin, Vice President, Cable and Satellite Television and Assistant Secretary        9,090
Executive Group .........................................................................      26,361
Non-Executive Director Group ............................................................      N/A(2)
Non-Executive Officer Employee Group ....................................................      22,171
                                                                                               -------
   Total ................................................................................      48,532
                                                                                               =======


------------
(1) Number of shares of Class A Common Stock.

(2) Non-executive directors are not eligible to receive awards under the Restricted Stock Plan.

     The following profit sharing awards were made under the Restricted Stock Plan in 1997 on the basis of 1996 results.


                                                                                              Number
                                                                                                of
Name and Position                                                                            Shares(1)
-----------------------------------------------------------------------------------------   ----------
Marshall W. Pagon, President and Chief Executive Officer ................................     N/A(2)
Ted S. Lodge, Senior Vice President, Chief Administrative Officer, General Counsel and
 Secretary ..............................................................................     N/A(2)
Robert N. Verdecchio, Senior Vice President, Chief Financial Officer and Assistant            N/A(2)
  Secretary
Howard E. Verlin, Vice President, Cable and Satellite Television and Assistant Secretary      N/A(2)
Executive Group .........................................................................     N/A(2)
Non-Executive Director Group ............................................................     N/A(2)
Non-Executive Officer Employee Group ....................................................     37,191
                                                                                              ------
   Total ................................................................................     37,191
                                                                                              ======


------------
(1) Number of shares of Class A Common Stock.

(2) The Company's executive officers and non-executive directors are not eligible to receive profit sharing awards under the Restricted Stock Plan.


     Registration Statement on Form S-8. The 270,000 shares of Class A Common Stock that may be currently granted under the Restricted Stock Plan have been registered for sale under the Securities Act, pursuant to a Registration Statement on Form S-8. If the proposal to increase the number of shares covered by the Restricted Stock Plan is approved, the Company intends to file with the SEC an amendment to the Registration Statement on Form S-8 to register the additional 80,000 shares of Class A Common Stock that may be granted pursuant to the plan.


                  PROPOSAL 3: AMENDMENT TO STOCK OPTION PLAN


     The Stock Option Plan, which was adopted in September 1996, provides for the issuance of up to 450,000 shares of Class A Common Stock pursuant to options granted under the plan. Options to acquire an aggregate of 460,000 shares of Class A Common Stock are currently outstanding under the Stock Option Plan (including options to acquire 10,000 shares which are subject to the approval of this proposal).

     The Stock Option Plan was adopted to further the growth and success of the Company by providing an incentive to eligible employees and directors which increases their direct involvement in the future success of the Company.

     The Pegasus Board is proposing that the Stock Option Plan be amended to provide for an increase in the maximum number of shares of Class A Common Stock which may be granted under the Plan from 450,000 to 970,000 and to increase the maximum number of Shares of Class A Common Stock that may be issued under options granted to any executive officer from 275,000 to 550,000. In proposing this amendment, the Pegasus Board took into consideration the number of options already granted under the plan, the number of options that will need to be issued under the plan to replace outstanding options to purchase DTS common stock (see "THE MERGER -- The Merger Agreement -- Treatment of Certain Outstanding DTS Warrants and Options") and the number of additional non-employee directors that will result upon consummation of the Merger.

     Approval of the proposed amendment is not contingent upon approval and effectiveness of the Merger.

     THE PEGASUS BOARD RECOMMENDS VOTING "FOR" THE PROPOSAL TO AMEND THE STOCK OPTION PLAN TO INCREASE THE NUMBER OF SHARES OF CLASS A COMMON STOCK FOR WHICH OPTIONS MAY BE ISSUED FROM 450,000 TO 970,000 AND TO INCREASE THE MAXIMUM NUMBER OF SHARES OF CLASS A COMMON STOCK THAT MAY BE ISSUED UNDER OPTIONS GRANTED TO ANY EXECUTIVE OFFICER FROM 275,000 TO 550,000.


Stock Option Plan

     Executive officers, who are not eligible to receive profit sharing awards under the Restricted Stock Plan, are eligible to receive nonqualified stock options ("NQSOs") or options qualifying as incentive stock options ("ISOs") under the Stock Option Plan, but no executive officer may be granted options covering more than 275,000 shares of Class A Common Stock under the plan (550,000 shares if the proposal is approved). Directors of Pegasus who are not employees of the Company, are eligible to receive NQSOs under the Stock Option Plan. Currently, four executive officers and three non-employee directors are eligible to receive options under the Stock Option Plan. After giving effect to the Merger, four executive officers and up to seven non-employee directors will be eligible to receive options under the Stock Option Plan.

     Administration. The Stock Option Plan is administered by a committee of not fewer than two non-employee directors of Pegasus, or the entire Pegasus Board (the "Stock Option Plan Committee"). Executive officers and non-employee directors selected by the Stock Option Plan Committee will be eligible to receive options based on an executive officer's or non-employee director's contribution to the achievement of the Company's objectives and other relevant matters.

     Terms and Conditions of Options. When an option is granted at the discretion of the Stock Option Plan Committee, the Stock Option Plan Committee determines the term of the option (which may not be more than ten years), the exercise price (which may not be less than the fair market value of Class A Common Stock on the date of grant), and the date(s) on which the option becomes exercisable. However, ISOs granted to a person who owns more than 10% of the combined voting power of the stock of Pegasus (or of a subsidiary or parent) must have a term of not more than five years, and an exercise price of not less than 110% of the fair market value of Class A Common Stock on the date of grant. Options automatically become exercisable upon a Change of Control (as defined in the Stock Option Plan).

     The Stock Option Plan Committee may also provide that the term of an option will be shorter than it otherwise would have been if an optionee terminates employment or Board membership (for any reason, including death or disability). However, an ISO will expire no later than (i) three months after termination of employment for a reason other than death or disability, or (ii) one year after termination of employment on account of disability. Also, no option may be exercised more than three years after an optionee's death.

     The exercise price and tax withholding obligations on exercise may be paid in various methods, including a cash payment and/or surrendering shares subject to the option or previously acquired shares of Class A Common Stock.

     DTS Options. Subject to the approval and effectiveness of the Merger, certain outstanding DTS options will be exercisable under the plan in accordance with their terms, and will not be subject to any inconsistent provisions of the Stock Option Plan. Such outstanding options of DTS will not, however, automatically become exercisable on a Change of Control of the Company.

     Duration and Amendment of Stock Option Plan. The Stock Option Plan will terminate in September 2006 (ten years after it was adopted by the Pegasus Board). The Pegasus Board may amend, suspend or terminate the Stock Option Plan, and the Stock Option Plan Committee may amend any outstanding options, at any time. Nevertheless, certain amendments listed in the Stock Option Plan require stockholder approval. Examples of amendments which require stockholder approval include an amendment increasing the number of shares which may be subject to options, an amendment increasing the limit on shares subject to options granted to executive officers and an amendment increasing the duration of the Stock Option Plan with respect to ISOs. Further, an optionee must approve any suspension, discontinuance or amendment, if such action would materially impair the rights of the optionee under any option previously granted to him or her.


     Market Value. As of April __, 1998, the closing sale price of the Class A Common Stock on the Nasdaq National Market was $ .


     Federal Income Tax Treatment of Options.

     ISOs. If the requirements of Section 422 of the Code are met, an optionee recognizes no income upon the grant or exercise of an ISO (unless the alternative minimum tax rules apply), and the Company is not entitled to a deduction.


     NQSOs. An optionee recognizes no income at the time an NQSO is granted. Upon exercise of the NQSO, the optionee recognizes ordinary income for federal income tax purposes in an amount generally measured as the excess of the then fair market value of Class A Common Stock over the exercise price. Subject to
Section 162(m) of the Code, the Company will be entitled to a tax deduction in the amount and at the time that an optionee recognizes ordinary income with respect to an NQSO.

     Option Grants. As of February 28, 1998, the following options have been granted under the Stock Option Plan:


                                                                                                 Number
                                                                                                   of
Name and Position                                                                               Units(1)
-----------------------------------------------------------------------------------------       --------
Marshall W. Pagon, President and Chief Executive Officer ................................        170,000
Ted S. Lodge, Senior Vice President, Chief Administrative Officer, General Counsel and
 Secretary ..............................................................................        100,000(2)
Robert N. Verdecchio, Senior Vice President, Chief Financial Officer and Assistant                80,000
  Secretary
Howard E. Verlin, Vice President, Cable and Satellite Television and Assistant Secretary          80,000
Executive Group .........................................................................        430,000
Non-Executive Director Group ............................................................         30,000
Non-Executive Officer Employee Group ....................................................         N/A(3)
                                                                                                ----------
   Total ................................................................................        460,000
                                                                                                ==========


------------
(1) Reflects the number of shares issuable upon exercise of the option grants.

(2) Includes an option to purchase 10,000 shares, which is subject to stockholder approval of the amendments to the Stock Option Plan.
(3) The Company's employees who are not executive officers are not eligible to receive options under the Stock Option Plan.

     Registration Statement on Form S-8. The 450,000 shares of Class A Common Stock that may be currently issued under the Stock Option Plan have been registered for sale under the Securities Act, pursuant to a Registration Statement on Form S-8. If the proposal to increase the number of shares covered by the Stock Option Plan is approved, the Company intends to file with the SEC an amendment to the Registration Statement on Form S-8 to register the additional 520,000 shares of Class A Common Stock that may be issued pursuant to the plan.



             PROPOSAL 4: AMENDMENT TO DEBT INCURRENCE PROVISION OF
              SERIES A PREFERRED STOCK CERTIFICATE OF DESIGNATION


     An amendment (the "Debt Incurrence Amendment") is being proposed to the Certificate of Designation relating to Pegasus' Series A Preferred Stock. To be adopted, the Debt Incurrence Amendment requires the approval of the holders of a majority of the Series A Preferred Stock and the approval of the holders of a majority of the Common Stock (with the holders of Class A Common Stock and Class B Common Stock voting together and not as separate classes). Pegasus intends to solicit written consents to the Debt Incurrence Amendment directly from the holders of the Series A Preferred Stock. It is possible that the Company will pay a consent fee in an amount to be determined to consenting holders. No consent fee will be paid to any holder of Common Stock.

     The Debt Incurrence Amendment, if approved, will identically affect the terms of the Exchange Note Indenture governing the Exchange Notes, if issued.


Description of Debt Incurrence Amendment


     The Certificate of Designation limits the ability of the Company to incur Indebtedness (as defined in the Certificate of Designation). The basic limitation is that after giving effect to an incurrence of Indebtedness, the Company's Indebtedness to Adjusted Operating Cash Flow Ratio (as defined in the Certificate of Designation) must be 7.0 to 1.0 or less. (Indebtedness incurred under this basic limitation is referred to herein as "Ratio Debt.") There are several rules that permit the Company to incur Indebtedness that do not qualify as Ratio Debt. One such rule (the "Bank Facility Rule") permits the Company to incur Indebtedness under Bank Facilities (as defined in the Certificate of Designation) so long as the aggregate principal amount of all Indebtedness outstanding under all Bank Facilities does not exceed $50.0 million.

     The Company believes that the way the Bank Facility Rule as stated creates a certain anomaly. For example, if the Company's Indebtedness to Adjusted Operating Cash Flow Ratio was exactly 7.0 to 1.0 and it wished to incur additional Indebtedness under a Bank Facility, whether it could do so would depend on the nature of Ratio Debt already incurred. If all of the Ratio Debt that existed at the time consisted of capital market debt, such as publicly issued or privately placed debt securities, the Company could incur an additional $50.0 million under the Bank Facility Rule. However, the Company could not make use of the Bank Facility Rule to the extent any Ratio Debt that existed at such time had been incurred under a Bank Facility, because the Bank Facility Rule requires that all Indebtedness outstanding under all Bank Facilities not exceed $50.0 million at the time compliance with such rule is calculated.

     The reason the Company considers this result anomalous is that it does not affect the total amount of Indebtedness the Company can incur. In the above example, the Company could refinance any existing Bank Facility Indebtedness with capital market Indebtedness, as Ratio Debt, without affecting its Indebtedness to Adjusted Operating Cash Flow Ratio, which would remain at 7.0 to 1.0. It could then use the Bank Facility Rule to incur up to $50.0 million of additional Indebtedness. Requiring the Company to do this results in inefficiency and expense.

     Accordingly, the Debt Incurrence Amendment would amend the Bank Facility Rule to allow the Company to incur Indebtedness under the rule so long as the total amount outstanding that had been incurred under the Bank Facility Rule itself does not exceed $50.0 million.

     The Debt Incurrence Amendment would conform the terms of the Certificate of Designation to the existing provision of the Senior Notes Indenture. The Company has no current plans or proposals to restructure its existing Indebtedness upon approval of the Debt Incurrence Amendment, and the only current plans that the Company has to incur Indebtedness would be to finance the cash portion of some or all of the Pending Pegasus DBS Acquisitions or of other DBS acquisitions.

     THE PEGASUS BOARD RECOMMENDS VOTING "FOR" THE PROPOSED DEBT INCURRENCE AMENDMENT TO THE CERTIFICATE OF DESIGNATION.

            PROPOSAL 5: AMENDMENT TO CHANGE OF CONTROL PROVISION OF
              SERIES A PREFERRED STOCK CERTIFICATE OF DESIGNATION


     In addition to the Debt Incurrence Amendment, an amendment (the "Change of Control Amendment") is also being proposed to the "Change of Control" definition in the Certificate of Designation relating to the Series A Preferred Stock. To be adopted, the Change of Control Amendment requires the approval of the holders of a majority of the Series A Preferred Stock and the approval of the holders of a majority of the Common Stock (with the holders of Class A Common Stock and Class B Common Stock voting together and not as separate classes). Pegasus intends to solicit written consents to the Change of Control Amendment directly from the holders of the Series A Preferred Stock. It is possible that the Company will pay a consent fee in an amount to be determined to consenting holders. No consent fee will be paid to any holder of Common Stock.

     The Change of Control Amendment, if approved, will identically affect the terms of the Exchange Note Indenture governing the Exchange Notes, if issued.


Description of Change of Control Amendment



     The Certificate of Designation provides that if a Change of Control occurs Pegasus must offer to redeem all outstanding shares of Series A Preferred Stock. As defined, a "Change of Control" occurs if, among other things, any "person" becomes the "beneficial owner" (each as defined in the Certificate of Designation) of more of the Class A Common Stock than is "beneficially owned" by Marshall W. Pagon and his related parties. Mr. Pagon and his related parties directly own only 182,699 shares of Class A Common Stock, but they "beneficially own" 4,764,599 shares of Class A Common Stock because 4,581,900 shares of Class B Common Stock directly owned by them are convertible into the same number of shares of Class A Common Stock.

     Because the Class B Common Stock is entitled to ten votes per share and the Class A Common Stock one vote per share, the fact that a third party acquires more Class A Common Stock than is "beneficially owned" by Mr. Pagon and his related parties would not of itself cause control of the Company to change, and the Company believes that it should not be treated as a "Change of Control" under the Certificate of Designation. Accordingly, the second proposed Amendment would replace this portion of the definition with a provision under which a Change of Control would occur if any "person" becomes the "beneficial owner" of more "Voting Stock" (measured by voting power rather than number of shares) than is "beneficially owned" at the time by Mr. Pagon and his related parties in the aggregate. "Voting Stock" is defined in the Certificate of Designation as capital stock with voting power in ordinary circumstances to elect directors. Currently the only Voting Stock of the Company is the Class A Common Stock and the Class B Common Stock.

     The Change of Control Amendment would conform the definition to that contained in the Senior Notes Indenture. This proposal is not prompted by any known or threatened accumulation of the Company's securities, or any other planned or threatened transaction affecting the control of Pegasus. The Merger will not constitute a Change of Control under either the existing definition or the amended definition.



     THE PEGASUS BOARD RECOMMENDS VOTING "FOR" THE PROPOSED AMENDMENTS TO THE CERTIFICATE OF DESIGNATION.



                           PROPOSAL 6: OTHER MATTERS



     The Pegasus Board knows of no matters to be presented for action at the Special Meeting other than those set forth in the attached notice and customary procedural matters. However, if any other matters should properly come before the meeting or any adjournments or postponements thereof, the proxies solicited hereby will be voted on such matters, to the extent permitted by the rules and regulations of the Commission, in accordance with the judgment of the persons voting such proxies.

                                  THE MERGER

     The following is a brief summary of the material provisions of the Merger Agreement and the transactions and agreements, including the Voting Agreement and Registration Rights Agreement, contemplated thereby. This summary is qualified in its entirety by reference to the full and complete text of the Merger Agreement, the Voting Agreement and the Registration Rights Agreement. A copy of the Merger Agreement and the form of Voting Agreement are attached as Annex I and II, respectively, to this Proxy Statement/Prospectus and the form of Registration Rights Agreement is filed as exhibit to the Registration Statement of which this Proxy Statement/Prospectus forms a part. All of these documents are incorporated herein by reference. Capitalized terms used herein but not defined herein or in this Proxy Statement/Prospectus have the respective meanings assigned to them in the Merger Agreement, Voting Agreement and Registration Rights Agreement, as applicable.


The Merger Agreement

     At the Effective Time, the Merger Sub will be merged with and into DTS (the "Merger"), and DTS will be the surviving corporation and will continue its corporate existence under the laws of the State of Delaware (the "Surviving Corporation"). At the Effective Time, the separate existence of the Merger Sub will cease. All properties, franchises and rights belonging to DTS and the Merger Sub will be vested in the Surviving Corporation, which will thereafter be responsible for all the liabilities and obligations of each of them. The Merger will become effective at the time and date that the certificate of merger is accepted for filing by the Secretary of State of the State of Delaware (the "Effective Time").

     Conversion of DTS Capital Stock


     At the Effective Time, all of the shares of DTS capital stock then outstanding will be converted into a total of 5,500,000 shares of Class A Common Stock less approximately 38,900 shares, or approximately 5,461,100 shares. The purpose of the reduction is to give Pegasus credit for a portion of the "in-the-money" value of certain DTS options and warrants to be assumed and replaced by Pegasus, as described below. The actual reduction from 5,500,000 shares will vary according to the "trading value" of the Class A Common Stock, as described below under "-- Conversion Ratios." The 38,900-share reduction described above is based on a trading value of $22.51 per share. A decrease or increase of 10% in the assumed trading value would change the reduction by fewer than 200 shares. If certain employee notes held by DTS are paid prior to the Merger rather than used to redeem shares held by the employees, then the shares of Class A Common Stock issued in the Merger will be increased by up to 38,671 shares, assuming a market price for the Class A Common Stock of $22.51. See "-- Conversion Ratios."


     All treasury shares of DTS will be cancelled and extinguished and nothing will be issued or paid in respect thereof. Each share of common stock, par value $1.00 per share, of the Merger Sub issued and outstanding immediately before the Effective Time will be converted into one share of common stock, par value $1.00 per share, of the Surviving Corporation. Pegasus may deduct, withhold, and be credited for such amounts as required under the Code or any other provision of tax law. At the Effective Time, DTS' stock transfer books will be closed without any further registration of DTS' capital stock on the records of DTS.

     Conversion Ratios


     DTS has outstanding two classes of capital stock, common stock (the "DTS Common Stock") and Series A Payment-In-Kind Convertible Preferred Stock (the "DTS Preferred Stock"). After giving effect to the redemption of approximately 24,949 shares of DTS Common Stock from certain employees in exchange for such employees' promissory notes held by DTS anticipated to occur before the Closing Date, there are expected to be 2,112,100 shares of DTS Common Stock and 1,404,056 shares of DTS Preferred Stock outstanding. It is estimated that the conversion ratios applicable to the DTS capital stock will be approximately
1.53 shares of Class A Common Stock for each share of DTS Common Stock and approximately 1.60 shares of Class A Common Stock for each share of DTS Preferred Stock. The difference between the two conversion ratios is attributable to the accumulation of dividends on the DTS Preferred Stock.


     Dividends accumulate on the DTS Preferred Stock from October 10, 1997, when it was issued, at the rate of $1.80 per share per year. DTS has advised the Company that it intends to accumulate, rather than to pay, dividends through the Closing Date, and that the dollar amount of accumulated and unpaid dividends will be satisfied in the form of Class A Common Stock valued at its "trading value" for the period of five trading days (or such longer period as may be necessary so that the total volume of Class A Common Stock traded during such period is at least 150,000 shares) ending on and including the second day before the Closing Date. The "trading value" of the Class A Common Stock is the average of its daily volume-weighted average price as reported by Bloomberg.



     The estimated conversion ratios stated above assume a Closing Date of April 17, 1998 and a trading value of $22.51 per share of Class A Common Stock. Neither a one-month delay in the Closing Date nor a 10% variation in the trading value would have a material effect on the estimated conversion ratios or on the total amount of Class A Common Stock to be issued in the Merger.



     Fractional Shares


     In lieu of issuing fractional shares in the Merger, cash equal to the product of the fractional amount and the Market Price of the Class A Common Stock on the Closing Date will be paid with respect thereto.


     Treatment of Certain Outstanding DTS Warrants and Options


     As of the date of the Merger Agreement, DTS had outstanding an aggregate of 124,000 warrants and 43,633 options, including both vested and unvested options and warrants. The Merger Agreement prohibits DTS from issuing additional warrants and options between the date of the Merger Agreement and the Closing Date.



     At the Effective Time, Pegasus will assume all of DTS' outstanding options and warrants, with the exception of 21,819 unvested warrants, and will replace them with options and/or warrants to purchase approximately 222,618 shares of Class A Common Stock at an exercise price of approximately $14.74 per share. The number of replacement options and/or warrants actually issued and their exercise price will depend on the actual Closing Date and the "trading value" of the Class A Common Stock (as described above in "-- Conversion Ratios"). These approximations are based on an assumed trading value of $22.51. A 10% variation in the trading value would change the number of replacement options and/or warrants by fewer than 450 and the exercise price by less than three cents. The issuance of a portion of these replacement options and/or warrants will reduce the number of shares of Class A Common Stock otherwise issuable in the Merger (see " -- Conversion of DTS Capital Stock").



     Representations and Warranties


     The Merger Agreement contains various customary representations and warranties relating to, among other things: (i) the organization and qualification of the Sellers and the Pegasus Parties, (ii) the capitalization of DTS and Pegasus, (iii) the authority of each party to enter into and perform its respective obligations under the Merger Agreement, (iv) conflicts with, or required filings or consents under, other agreements or applicable laws, (v) financial and Registration Statement information, (vi) information concerning the parties' respective businesses, including compliance with legal requirements and contracts, (vii) as to DTS, the adequacy of its credit facility to satisfy future cash requirements, and (viii) disclosure as to subsequent events.

     Certain Covenants


     The Merger Agreement contains certain covenants by the Sellers and the Pegasus Parties between the date of the Merger Agreement and the Effective Time. These covenants include, among other things: (i) the agreement by DTS and of certain of its principal stockholders not to permit DTS, subject to certain exceptions provided for in the Merger Agreement or with the prior written consent of Pegasus, to engage in any acquisition unless the acquisition complies with certain criteria, amend the DTS Indenture, amend the DTS Credit Facility, declare or pay dividends or make other distributions to its stockholders, redeem or repurchase any stock, issue additional stock or warrants or options to acquire stock, incur any material debt, or make any loans other than in the ordinary course; and (ii) the agreement by Pegasus and the holders of the Class B Common Stock to cause Pegasus to conduct its business in the ordinary course.


     For the period following Closing the parties agree that (i) none of the principal DTS stockholders will take any action that is designed or intended to have the effect of discouraging any lessor, licensor, subscriber, supplier, or other business associate of DTS, its subsidiaries, or its business from maintaining the same business relationships with Pegasus, the Surviving Corporation and its subsidiaries after Closing as it maintained with

DTS and its subsidiaries prior to Closing and (ii) Pegasus will not amend DTS' certificate of incorporation or by-laws to adversely affect indemnification rights of directors and officers of DTS relating to matters before the Closing and will maintain insurance coverage for such matters for a period of six years after the Closing Date.

     Conditions


     All obligations of the Pegasus Parties and the Sellers under the Merger Agreement will be subject to the fulfillment by the other party at or prior to closing of, among other things, each of the following conditions, any of which may be waived by the respective party in its sole discretion, except as not permitted by law: (i) the accuracy of the representations and warranties made by the other party and the compliance by the other party with applicable covenants, (ii) the obtaining of all requisite consents or approval by any governmental authority or other persons (including the approval of the NRTC; the NRTC has indicated that its board of directors has given such approval), and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (with respect to which early termination has been granted), (iii) the approval of the Merger Proposal by Pegasus' and DTS' stockholders, (iv) the absence of a material adverse change with respect to the other party, (v) the absence of certain litigation or related actions affecting the other party, and (vi) the delivery of certain documents by the parties.


     The obligation of the Pegasus Parties to effect the Merger is also subject to, among other things, the following conditions, any of which may be waived by the Pegasus Parties in their sole discretion, except as not permitted by law:
(i) the period for the assertion of dissenters' rights pursuant to Section 262 of the DGCL shall have expired and the holders of the DTS capital stock entitled to receive less than 5.0% of Class A Common Stock to be issued in the Merger shall have perfected their dissenters' appraisal rights under Section 262 of the DGCL in connection with the Merger, and (ii) a certificate or letter from the NRTC to the effect that as of the Closing Date DTS is in compliance with its NRTC Member Agreements and that there are no payments due by DTS under its NRTC Member Agreements, other than payments for fees in the ordinary course and not yet payable.

Termination

     The Merger Agreement may be terminated at any time prior to Closing as provided below: (i) by mutual consent of Pegasus and DTS, (ii) by either party, if any of the other parties have materially breached any representation, warranty, or covenant contained in the Merger Agreement, such other party was notified of the breach and the breach continued without cure for 30 days after such notice, (iii) by DTS if any of following non- breaching events occur before the closing without the consent of DTS: (a) Pegasus or any of its subsidiaries makes any acquisition or an investment in any business, in any single transaction or series of related transactions for total consideration in excess of $25.0 million, other than of a DIRECTV service territory, (b) Pegasus or any of its subsidiaries dispose of any of its assets out of the ordinary course of business in any single transaction or series of related transactions for consideration in excess of $25.0 million, other than in connection with the New England Cable Sale, (c) Pegasus or any of its subsidiaries issues equity securities or securities convertible into or exchangeable for equity securities in any single transaction or series of related transactions at an offering price that is both greater than $25.0 million in the aggregate and less than $25.00 per share on a common stock equivalent basis, other than in connection with acquisitions, under existing employee benefit plans, or in payment in kind of regularly scheduled dividends on the Series A Preferred Stock, (d) Pegasus or any of its subsidiaries incurs indebtedness in excess of $15.0 million in the aggregate other than in connection with acquisitions and other than under the Credit Facility, (e) Pegasus declares or pays any dividend or other distribution on its capital stock or redeems or repurchases any of its capital stock, other than regularly scheduled dividend payments on the Series A Preferred Stock and other than redemptions or repurchases of shares of employees in connection with the termination of their employment, or (f) Pegasus or any of its subsidiaries enters into any transaction or series of related transactions, other than in the ordinary course of business and other than transactions of the nature described in the immediately preceding clauses
(a) through (e), resulting in an expenditure or commitment in excess of $15.0 million, (iv) by the Pegasus Parties, if DTS or any of its subsidiaries enters into any agreement to make an acquisition of or investment in any business for consideration in excess of $15.0 million in any single transaction or series of related transactions that does not comply with certain criteria, and (v) by either party, if the Closing shall not have occurred on or before June 1, 1998, otherwise than because of a breach by the terminating party of any of its representations, warranties or covenants under the Merger Agreement. The Merger Agreement may not be terminated by either Pegasus or DTS due to fluctuations in the price of the Class A Common Stock.

     Survival of Representations and Warranties

     The representations and warranties of the parties contained in the Merger Agreement will not survive Closing or the termination of the agreement other than those relating to DTS' and Pegasus' outstanding warrants and options, DTS' undisclosed liabilities, the Company's undisclosed liabilities, the Company's financial statements for the year ended December 31, 1997, and DTS' financial statements for the year ended December 31, 1997, all of which expire on November 5, 1998 unless a breach is asserted prior to such date. The Merger Agreement provides that certain covenants and agreements of the parties will expire upon closing or termination of the Merger Agreement and that others survive indefinitely.

     Indemnification Provisions

     The DTS stockholders (solely out of the escrow described below) will be required to indemnify Pegasus, the Surviving Corporation and certain of their related parties (the "Pegasus Indemnitees") from breaches of representations and warranties that survive the Closing (See "-- Survival of Representations and Warranties") and from material misstatements in and omissions from the registration statement relating to the DTS Notes (as supplemented by DTS through the Closing Date). In addition, the Principal Company (i.e., DTS) Shareholders, the Successor Principal Company (i.e., DTS) Shareholders and the Columbia Principals (each as defined in the Merger Agreement to include certain stockholders of DTS and certain of their affiliates) will be required to indemnify the Pegasus Indemnitees from the same matters. Indemnification is available to the Pegasus Indemnitees only for claims asserted on or before November 5, 1998, and is subject to the limitations described below.

     Pegasus and the Surviving Corporation will be required to indemnify the DTS stockholders and the former directors, offices, employees and agents of DTS and its affiliates (the "DTS Indemnitees") from breaches of Pegasus' representations and warranties that survive the Closing (see "-- Survival of Representations and Warranties") and from certain material misstatements in and omissions from the Registration Statement of which this Proxy Statement/Prospectus is a part. Indemnification is available to the DTS Indemnitees only for claims asserted on or before November 5, 1998, and is subject to the limitations described below.

     The Pegasus Indemnitees and the DTS Indemnitees will be entitled to indemnification only if the total of all claims exceed $2.0 million in the aggregate, and then only for the excess of claims over $1.15 million. These limitations do not apply to breaches of representations and warranties concerning DTS' and Pegasus' outstanding warrants and options.

     In general, the indemnity obligation of Pegasus and its affiliates, on the one hand, and DTS and its affiliates, on the other hand, is limited to 15% of the number of shares of Class A Common Stock issued and received in the Merger. Of the shares of Class A Common Stock issued in the Merger, 10% of the total number of shares that would be issuable if no DTS stockholder exercises dissenters' appraisal rights will be deposited into escrow. Indemnity claims established in favor of the Pegasus Indemnitees will first be satisfied by delivery of escrowed shares, valued at the Market Price on the Closing Date. After the escrowed shares are exhausted, indemnity claims established in favor of the Pegasus Indemnitees will be satisfied by delivery by the Principal Company (i.e., DTS) Shareholders, the Successor Principal Company (i.e., DTS) Shareholders and the Columbia Principals of shares of Class A Common Stock, valued at the Market Price on the Closing Date (or, at the option of the person required to make delivery, cash of equal value). The indemnity obligation of the DTS stockholders as a group is limited to the escrowed shares. The additional indemnity obligation of the Principal Company (i.e., DTS) Shareholders, the Successor Principal Company (i.e., DTS) Shareholders and the Columbia Principals is limited to 5% of the number of shares of Class A Common Stock received by them in the Merger. These limitations do not apply to breaches and representations and warranties concerning outstanding DTS warrants and options. If shares of Class A Common Stock are required to be transferred, any dividends and other distributions previously made on such shares are required to be transferred as well.

     Indemnity claims established in favor of the DTS Indemnitees will be satisfied only by the delivery by Pegasus of additional shares of Class A Common Stock, valued at the Market Price on the Closing Date, and are limited to 15% of the number of shares of Class A Common Stock issued in the Merger. If Pegasus pays any dividend or makes any other distribution on its Class A Common Stock before delivering additional shares in satisfaction of an indemnity claim, it will also be required to deliver the amount of cash, securities or other property that the DTS Indemnitees would have received if they had owned the additional shares on the date of the dividend or distribution.

     Assignment

     Without the prior written consent of the other parties, no party may assign the Merger Agreement or any of its rights or interests or delegate any of its duties under the Merger Agreement; provided, however, that Pegasus may collaterally assign its rights to any persons providing debt financing.


Voting Agreement


     The Voting Agreement covers all shares of Class B Common Stock and other voting securities of Pegasus held at any time by Pegasus Capital L.P., Pegasus Communications Holdings, Inc. ("PCH"), its two subsidiaries, or Mr. Pagon and all shares of Class A Common Stock received in the Merger by Columbia, Whitney, Chisolm and any other DTS stockholders that are party to the Voting Agreement (collectively, the "Covered Shares").


     Voting; Size of the Pegasus Board; Committees

     During the term of the Voting Agreement, the Pegasus Board will consist of at least nine members (subject to reduction as provided below) of which three will be designated by Mr. Pagon, three will be Independent Directors (as defined in the Voting Agreement), who will be Mr. McEntee, Ms. Metzger and Mr. Weber or their successors nominated by the nominating committee of the Pegasus Board (the "Nominating Committee"), and one will be designated by each of Columbia, Whitney and Chisholm. Each party to the Voting Agreement will be required to vote all of its Covered Shares for such persons' election as directors.

     If any of Columbia, Whitney or Chisholm ceases to be entitled to designate a director (see "-- Termination"), such person's designee will be required to resign, and the Pegasus Board (excluding such person's designee) will determine whether or not to eliminate the directorship held by such person's designee. In the event the Pegasus Board determines not to so reduce its size, the Nominating Committee will nominate an Independent Director to fill the vacancy. The parties to the Voting Agreement will have no obligation to vote for any such nominee, but will be obligated to vote for a person who satisfies the definition of "Independent Director." In the event of an increase in the size of the Pegasus Board, the position so created must be filled by an Independent Director, but no party to the Voting Agreement will have any obligation to vote for the Nominating Committee's nominee to fill such position.

     The Voting Agreement also specifies that committees of the Pegasus Board will consist of an audit committee, a compensation committee, and a nominating committee. Each committee will consist of one director designated by a majority of the designees of the DTS stockholders, one of the three Independent Directors referred to in the first paragraph under this heading, and one director designated by Mr. Pagon.

     Termination


     The Voting Agreement will be terminated with respect to any Covered Share upon any sale or other transfer of such share to any Person other than Permitted Transferees (as defined in the Voting Agreement) of Mr. Pagon, Pegasus Capital, L.P. or PCH. The PCH subsidiaries that hold Class B Common Stock are Permitted Transferees.


     A DTS Stockholder will lose its right to designate its director if a majority of the Independent Directors determine (i) that its designee has committed a breach of fiduciary duty to Pegasus or a material violation of any federal or state securities law in connection with the purchase or sale of any of Pegasus' securities; (ii) that it (or, in the case of Columbia, any Columbia Principal who owns at the time 100,000 or more shares of Class A Common Stock) has committed a material violation of any federal or state securities law in connection with the purchase or sale of any of Pegasus' securities; (iii) that it (or, in the case of Columbia, any Columbia Principal) violates its noncompetition or confidentiality agreement with Pegasus; (iv) that it (or, in the case of Columbia, any Columbia Principal) owns, controls, manages or is financially interested, directly or indirectly, in any business (other than a less than 5% interest in a publicly held company) that competes with the Company in any geographic area in which the Company does business; but this clause (iv) will not apply (1) to investments held on November 5, 1997, the date of the Agreement in Principle, (2) to any investment in a business that comes into competition with the Company as a result of the Company's acquisition or establishment of a new business or its expansion into a geographic area in which it did not previously operate if such person shall have held such investment before Pegasus' management proposes to the Pegasus Board such acquisition, establishment or expansion, (3) to any investment in an investment fund or pool that itself makes or holds an investment in a competitive business if the DTS Stockholder or Columbia Principal (a) is regularly engaged in making investment of that kind and (b) does not have the power to, and does not in fact, exercise an influence on the decision of the fund or pool in making the investment in the competitive business, and (4) unless prior to the exercise by a majority of the Independent Directors of the right to terminate the DTS Stockholder's right to designate a director, such DTS stockholder is given notice of the potential applicability of this clause (iv) and is given a reasonable opportunity to cure or modify the relationship to the satisfaction of a majority of the Independent Directors; (v) such DTS stockholder violates its voting obligations under the Voting Agreement; or (vi) such person's designee shall take or omit to take any action in his capacity as a director of Pegasus or member of any committee of the Pegasus Board in a manner materially inconsistent with the Voting Agreement, and the person who has the right to designate such director has not obtained his resignation within 30 days after being requested to do so by the Pegasus Board.

     In the event that all three DTS stockholders lose their right to designate a director as provided above, the Voting Agreement will terminate and its voting provisions and requirements concerning the Nominating Committee will not apply to the next election of directors.

     DTS Designees

     Columbia, Whitney and Chisholm have advised the Company that they propose to designate Harry F. Hopper, III, Michael C. Brooks and Riordon B. Smith, respectively, to the Pegasus Board. For biographical information with respect to Messrs. Hopper, Brooks and Smith, see "PEGASUS MANAGEMENT."


Registration Rights Agreement

     On the Closing Date, a Registration Rights Agreement will be entered into which will provide certain of DTS' stockholders, each Columbia Principal and certain members of DTS' senior management (collectively, the "Holders") with certain registration rights, including underwritten demand, shelf and piggyback registration rights.

     Transfer Restrictions

     Each Holder will agree in the Registration Rights Agreement not to sell, transfer or otherwise dispose of any of the shares covered by the Registration Rights Agreement before November 5, 1998.

     Underwritten Demand Registrations

     The Holders will be entitled to two demand registrations, each covering sales of Class A Common Stock in an underwritten public offering. Each such demand registration right may be exercised between November 5, 1998 and the fifth anniversary of the Closing Date. The Holders' request must include at least 10% of the Class A Common Stock issued in the Merger. With certain exceptions, Holders will not be entitled to a demand registration for 360 days after the effective date of a registration filed by Pegasus for an underwritten public offering if Pegasus offered to include the Holders' shares of Class A Common Stock in such registration statement. The Holders' underwritten demand registration rights are subject to certain suspension rights by Pegasus in case of material developments.

     S-3 Shelf Registrations

     Each request for a shelf registration may be exercised between November 5, 1998 and the fifth anniversary of the Closing Date by Holders requesting to include not fewer than 100,000 shares of Class A Common Stock. Any shelf registration statement will not be required to remain effective for more than 90 days and may not be requested earlier than 90 days after the expiration of the immediately preceding shelf registration. The Holders' right to sell under any shelf registration statement is subject to certain suspension rights by Pegasus in case of material developments.

     Piggyback Registrations

     Holders will be entitled to piggyback registration rights, which will be pari passu with those of existing stockholders, subject to certain "cut-back" and similar provisions.

     Expenses


     Pegasus will generally bear registration expenses incurred under the Registration Rights Agreement with the exception of underwriting, broker and other similar selling expenses.


Noncompetition Agreements


     The Merger Agreement requires certain of DTS' stockholders, the Columbia Principals and certain members of DTS' senior management to enter into agreements not to compete with the Company or DTS in certain direct-to-home multichannel satellite service activities, as more fully specified in the agreements, in certain territories in the United States, including NRTC service areas. Each of the agreements has a term of three years from the Closing Date, except that the activities of the individual members of DTS' senior management outside NRTC service areas are restricted only until September 1, 1998.


Consequences Under Debt Agreements and Preferred Stock Terms


     Pegasus intends to designate DTS and its subsidiaries as "Unrestricted Subsidiaries" under the Senior Notes Indenture relating to the Senior Notes and under the Certificate of Designation relating to the Series A Preferred Stock. The consequences of this are, among other things, that DTS and its subsidiaries will not be subject to compliance with many of the covenants and operating restrictions imposed by the Senior Notes Indenture and the Certificate of Designation; that neither their indebtedness nor the results of their operations will enter into the determination of Pegasus' ability to incur indebtedness or make dividends, investments and other restricted payments; that Pegasus and its "Restricted Subsidiaries" may not make loans to or guarantee indebtedness of DTS and its subsidiaries; that neither DTS nor any of its subsidiaries may make loans to or guarantee indebtedness of Pegasus or any of its Restricted Subsidiaries; and that all transactions between Pegasus and its Restricted Subsidiaries, on the one hand, and DTS and its subsidiaries, on the other hand, must be carried out on arm's-length terms and, in certain cases, must be supported by a fairness opinion from an investment banking firm of national standing.


     Pegasus' existing DBS business is conducted by Restricted Subsidiaries of PM&C, a first-tier subsidiary of Pegasus. The PM&C Indenture requires that transactions between PM&C and its subsidiaries, on the one hand, and affiliates of PM&C, such as DTS will be after the Closing, on the other hand, must be carried out on arm's-length terms and, in certain cases, must be supported by a fairness opinion from an investment banking firm of national standing. The DTS Indenture contains similar provisions that will affect transactions between DTS and Pegasus, PM&C and their subsidiaries. The Credit Facility and the DTS Credit Facility contain similar requirements regarding arm's-length treatment.


     Because of these provisions, dealings between DTS' DBS business and Pegasus' other DBS businesses will need to be carried out with a greater degree of formality than is normally the case among wholly-owned subsidiaries of a common parent, and Pegasus will not have the same degree of flexibility to finance DTS' continuing operations as a parent company not subject to these provisions would have. This may adversely affect the ability of the Company to fully integrate DTS' business with the Company's other DBS businesses and may limit the advantages of the Merger.


Certain Federal Income Tax Consequences


     THE FOLLOWING SUMMARY OF MATERIAL FEDERAL INCOME TAX CONSEQUENCES IS NOT INTENDED TO CONSTITUTE ADVICE REGARDING THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. THIS SUMMARY DOES NOT DISCUSS TAX CONSEQUENCES UNDER THE LAWS OF STATES OR LOCAL GOVERNMENTS OR OF ANY OTHER JURISDICTION OR TAX CONSEQUENCES TO CATEGORIES OF STOCKHOLDERS THAT MAY BE SUBJECT TO SPECIAL RULES, SUCH AS FOREIGN PERSONS, TAX-EXEMPT ENTITIES, INSURANCE COMPANIES, FINANCIAL INSTITUTIONS AND DEALERS IN STOCKS AND SECURITIES. EACH HOLDER OF PEGASUS COMMON STOCK AND/OR DTS CAPITAL STOCK IS URGED TO OBTAIN, AND SHOULD RELY ONLY UPON, HIS OR HER OWN TAX ADVICE.

     The Merger is intended to be a tax-free reorganization for federal income tax purposes so that no gain or loss will be recognized by DTS' stockholders, Pegasus' stockholders, DTS or Pegasus, except as a result of cash received in lieu of fractional shares or a DTS stockholder's exercise of appraisal rights.

     Pegasus has received an opinion (the "Tax Opinion") from its counsel to the effect that, for federal income tax purposes, the Merger will constitute a "reorganization" within the meaning of Section 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended (the "Code"), and that the federal income tax consequences of the Merger to the DTS stockholders, DTS and Pegasus will be as follows:

      (i) No gain or loss will be recognized to the stockholders of DTS upon their receipt of shares of Class A Common Stock in exchange for their DTS capital stock;

      (ii) The basis in the shares of Class A Common Stock to be received by the stockholders of DTS in the Merger will be the same as their basis in the DTS capital stock exchanged therefor, reduced by the basis allocable to fractional shares;

      (iii) The holding period of the shares of Class A Common Stock to be received by the stockholders of DTS will include the period during which they held their DTS capital stock exchanged therefor, provided such DTS capital stock was held as a capital asset at the time of the Merger;

        (iv) Neither DTS nor Pegasus will recognize gain or loss as a result of the Merger;

      (v) Cash payments received by holders of the DTS capital stock in lieu of a fractional share will be treated as if a fractional share of Class A Common Stock had been issued in the Merger and then redeemed by Pegasus for cash. A holder of DTS capital stock will generally recognize gain or loss upon such payment, equal to the difference (if any) between such holder's basis in the fractional share and the amount of cash received; and

      (vi) A holder of DTS capital stock who exercises appraisal rights in respect to all of such holder's shares will generally recognize gain or loss for federal income tax purposes, measured by the difference between the holder's basis in such shares and the amount of cash received, provided that the payment is not essentially equivalent to a dividend within the meaning of Section 302 of the Code, which will be the case if the dissenting stockholder does not directly or constructively own any shares of Class A Common Stock or DTS capital stock after the Merger. Such gain or loss will be a capital gain or loss, provided that such shares are held as a capital asset at the time of the Merger. If the payment is essentially equivalent to a dividend, it will be treated as ordinary income to the extent of DTS' current and accumulated earnings and profits, and any remaining amount will first be applied against the holder's basis in his, her, or its shares and will then be treated as gain from the exchange of property, as described above.

     DTS' obligation to complete the Closing is subject to its receipt of an opinion to similar effect from its counsel.


     The parties are not requesting a ruling from the Internal Revenue Service ("IRS") in connection with the Merger. The Tax Opinion neither binds the IRS or the courts nor preclude the IRS from adopting a contrary position. In addition, the Tax Opinion is subject to certain assumptions and qualifications and is based on the truth and accuracy of certain representations made by DTS, Pegasus and certain stockholders of DTS. Of particular importance are those assumptions and representations relating to the "continuity of interest," "control" and "continuity of business enterprise" requirements.


     To satisfy the "continuity of interest" requirement, DTS' stockholders must not, pursuant to a plan or intent existing at or prior to the Merger, dispose of or transfer so much of either (i) their DTS capital stock prior to the Merger or (ii) their shares of Class A Common Stock to be received in the Merger (collectively, "Planned Dispositions"), such that the DTS stockholders, as a group, would no longer have a substantial proprietary interest in the DTS business being conducted by Pegasus after the Merger. Planned Dispositions include, among other things, shares disposed of pursuant to the exercise of dissenters' or appraisal rights. DTS' stockholders will generally be regarded as having retained a substantial proprietary interest as long as the shares of Class A Common Stock received in the Merger (after reduction for any Planned Dispositions), in the aggregate, represent at least 50% of the entire consideration received by the DTS stockholders in the Merger. To satisfy the "continuity of business enterprise" requirement, Pegasus must either (i) continue the historic business conducted by DTS, or (ii) use a significant portion of the historic business assets of DTS in a business. To satisfy the "control" requirement, DTS stockholders owning (1) at least 80% of the total voting power of all classes of DTS capital stock entitled to vote, and (2) at least 80% of the total number of shares of all other classes of DTS capital stock must exchange their shares of DTS capital stock for shares of Class A Common Stock. For purposes of the "control" requirement, the amount of stock constituting control is measured immediately before the transaction, and therefore, is affected by the number of shares of DTS capital stock voted against the merger by stockholders who thereafter exercise their appraisal rights as dissenting stockholders and receive cash provided by Pegasus.

     A successful IRS challenge to the "reorganization" status of the Merger (as a result of a failure to satisfy the "continuity of interest," "control" or "continuity of business enterprise" requirements or otherwise) would result in a DTS stockholder recognizing gain or loss with respect to each share of DTS capital stock surrendered equal to the difference between the stockholder's basis in such share and the fair market value, as of the Effective Time of the Merger, of the shares of Class A Common Stock received in exchange therefor. In such event, a stockholder's aggregate basis in the shares of Class A Common Stock so received would equal their fair market value and the holding period for such shares would begin the day after the Merger.

     Holders of warrants and options to acquire shares of DTS capital stock will not recognize income upon the conversion of the warrants and options into warrants and/or options to purchase Class A Common Stock. Holders will recognize ordinary income when the warrants and/or options (other than incentive stock options and other than Pegasus warrants and/or options that replace DTS warrants issued in exchange for property rather than services) are exercised in an amount equal to the difference between the fair market value of the Class A Common Stock received upon exercise and the exercise price of the options.

Accounting Treatment

     Upon consummation of the Merger, Pegasus will account for the acquisition of DTS using the purchase method of accounting. Accordingly, the consideration to be paid in the Merger will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the Effective Time. Income (or loss) of DTS prior to the Effective Time will not be included in income of the combined company. The Company expects that as a result of the Merger DTS' intangible assets will increase by approximately $156.5 million, which will be amortized over a ten-year period resulting in a charge to earnings of approximately $15.7 million for each of the years in this period. Additionally, the Company expects to incur a one-time restructuring charge of approximately $3.0 million in connection with the Merger.



Federal Securities Law Consequences

     All shares of Class A Common Stock received by the DTS stockholders in the Merger will be freely transferable (subject to the agreement of certain DTS stockholders, contained in the Registration Rights Agreement, not to sell their shares of Class A Common Stock before November 5, 1998), except that shares of Class A Common Stock received by any person who is deemed to be an "affiliate" (as such term is defined under the Securities Act of 1933, as amended (the "Securities Act") of DTS prior to the Merger or Pegasus after the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 in the case of a person who becomes an affiliate of Pegasus) or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of DTS or Pegasus generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal stockholders of such party.

                        Pegasus Selected Historical and
                     Pro Forma Consolidated Financial Data
                             (dollars in thousands)

     The selected historical consolidated financial data for the year ended December 31, 1993 has been derived from the Company's audited Consolidated Financial Statements for such periods. The selected historical consolidated financial data for the years ended December 31, 1994, 1995, 1996 and 1997 have been derived from the Company's Consolidated Financial Statements for such periods, which have been audited by Coopers & Lybrand L.L.P., as indicated in their report included elsewhere herein. The selected pro forma consolidated financial data for the year ended December 31, 1997 should be read in conjunction with the Consolidated Financial Statements and the notes thereto. "--PEGASUS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "Pro Forma Consolidated Financial Information," which are included elsewhere herein.

                                                       Year ended December 31,
                                                --------------------------------------
                                                    1993         1994         1995
                                                -----------  -----------  ------------
Income Statement Data:
Net revenues (b):
 DBS .........................................                $    174      $  1,469
 Cable .......................................   $  9,134       10,148        10,606
 TV ..........................................     10,353       17,869        20,073
                                                 --------     --------      --------
  Total net revenues .........................     19,487       28,191        32,148
                                                 --------     --------      --------
Direct operating expense (b):
 DBS .........................................         --          210         1,379
 Cable .......................................      4,655        5,545         5,791
 TV ..........................................      7,580       12,398        13,971
Incentive compensation (c) ...................        192          432           528
Corporate expenses ...........................      1,265        1,506         1,364
Depreciation and amortization ................      5,978        6,940         8,751
                                                 --------     --------      --------
Income (loss) from operations ................       (183)       1,160           364
Interest expense .............................     (4,402)      (5,973)       (8,817)
Interest income ..............................         --           --           370
Other expense, net ...........................       (220)         (65)          (44)
Provision (benefit) for income taxes .........         --          140            30
Gain on sale of cable system .................         --           --            --
Extraordinary gain (loss), net ...............         --         (633)       10,211
                                                 --------     --------      --------
Net income (loss) ............................     (4,805)      (5,651)        2,054
Dividends on Preferred Stock .................         --           --            --
                                                 --------     --------      --------
Net income (loss) applicable to common
 shares ......................................   $ (4,805)    $ (5,651)     $  2,054
                                                 ========     ========      ========
Income (loss) per share:
 Loss before extraordinary item ..............                              $  (1.59)
 Extraordinary item ..........................                                  1.99
                                                                            --------
 Net income (loss) per share .................                              $   0.40
                                                                            ========
Weighted average shares outstanding ..........                                 5,140
Other Data:
Pre-SAC Location Cash Flow (f) ...............   $  7,252     $ 10,038      $ 11,419
Location Cash Flow (f) .......................      7,252       10,038        11,007
Operating Cash Flow (f) ......................      5,795        8,100         9,287
Capital expenditures .........................        885        1,264         2,640
Net cash provided by (used for):
 Operating activities ........................      1,694        4,103         5,783
 Investing activities ........................       (106)      (3,571)       (6,047)
 Financing activities ........................     (1,020)        (658)       10,859


                                                          Year ended December 31,
                                                --------------------------------------------
                                                                                   Pro
                                                                                  Forma
                                                    1996          1997           1997(a)
                                                ------------  ------------  ----------------
                                                                               (unaudited)
Income Statement Data:
Net revenues (b):
 DBS .........................................   $   5,829     $   38,254      $ 129,926
 Cable .......................................      13,496         16,688         10,364
 TV ..........................................      28,604         31,876         31,876
                                                 ---------     ----------      ---------
  Total net revenues .........................      47,929         86,818        172,166
                                                 ---------     ----------      ---------
Direct operating expense (b):
 DBS .........................................       4,958         26,042        118,336
 Cable .......................................       7,192          8,693          5,547
 TV ..........................................      18,754         21,377         21,377
Incentive compensation (c) ...................         985          1,274          1,720
Corporate expenses ...........................       1,429          2,256          2,256
Depreciation and amortization ................      12,061         27,792         76,220
                                                 ---------     ----------      ---------
Income (loss) from operations ................       2,550         (6,588)       (53,290)
Interest expense .............................     (12,455)       (16,094)       (49,447)
Interest income ..............................         232          1,539          2,979
Other expense, net ...........................        (171)          (723)        (2,322)
Provision (benefit) for income taxes .........        (120)           200            200
Gain on sale of cable system .................          --          4,451             --(d)
Extraordinary gain (loss), net ...............        (250)        (1,656)            --(e)
                                                 ---------     ----------      ---------
Net income (loss) ............................      (9,974)       (19,272)       (97,631)
Dividends on Preferred Stock .................          --         12,215         13,156
                                                 ---------     ----------      ---------
Net income (loss) applicable to common
 shares ......................................   $  (9,974)    $  (31,487)     $(115,436)
                                                 =========     ==========      =========
Income (loss) per share:
 Loss before extraordinary item ..............   $   (1.56)    $    (3.02)     $   (7.03)
 Extraordinary item ..........................       (0.04)         (0.17)            --
                                                 ---------     ----------      ---------
 Net income (loss) per share .................   $   (1.60)    $    (3.19)     $   (7.03)
                                                 =========     ==========      =========
Weighted average shares outstanding ..........       6,240          9,858         15,754
Other Data:
Pre-SAC Location Cash Flow (f) ...............   $  17,671     $   30,706      $  50,244
Location Cash Flow (f) .......................      17,025         24,734         26,907
Operating Cash Flow (f) ......................      15,596         22,477         24,650
Capital expenditures .........................       6,294          9,929         18,401
Net cash provided by (used for):
 Operating activities ........................       3,059          8,478
 Investing activities ........................     (81,179)      (142,109)
 Financing activities ........................      74,727        169,098


                                                                           Year ended December 31,
                                              ---------------------------------------------------------------------------------
                                                                                                                        Pro
                                                                                                                       Forma
                                                  1993          1994           1995         1996         1997         1997(a)
                                              -----------   ------------   -----------   ----------   ----------   ------------
                                                                                                                    (unaudited)
Balance Sheet Data:
Cash and cash equivalents .................    $  1,506      $   1,380      $ 21,856      $  8,582     $ 45,269      $ 89,630
Net working capital (deficiency) ..........      (3,844)       (23,074)       17,566         6,430       32,347         1,795
Total assets ..............................      76,386         75,394        95,770       173,680      380,862       850,989
Total debt (including current) ............      72,127         61,629        82,896       115,575      208,355       420,710
Total liabilities .........................      78,954         68,452        95,521       133,354      239,234       545,914
Redeemable preferred stock ................          --             --            --            --      111,264       111,264
Minority interest .........................          --             --            --            --        3,000         3,000
Total common stockholders' equity (g) .....      (2,427)         6,942           249        40,326       27,364       190,811

Notes to Pegasus Selected Historical and Pro Forma Consolidated Financial Data


(a) Pro forma income statement and other data for the year ended December 31, 1997 give effect to the Transactions and the Merger, as if such events had occurred at the beginning of such periods. The pro forma balance sheet data as of December 31, 1997 give effect to the Transactions that occurred after December 31, 1997 and the Merger, as if such events had occurred on such date.

(b) Revenues and location operating expenses are presented to show operations by segment. Although this presentation varies from that on the income statement included in the Company's audited consolidated financial statements, which presents revenues and operating expenses by function, the Company believes its presentation by business segments is used by analysts who report publicly on the performance of companies operating in such segments.

(c) Incentive compensation represents compensation expenses pursuant to the Restricted Stock Plan and the Company's 401(k) plans.

(d) The pro forma income statement data for the year ended December 31, 1997 does not include a $4.5 million and a $22.1 million gain resulting from the New Hampshire Cable Sale and the New England Cable Sale, respectively.


(e) The pro forma income statement data for the year ended December 31, 1997 does not include a $1.7 million write off resulting from the refinancing of the old credit facilities.

(f) Pre-SAC Location Cash Flow is defined as Location Cash Flow plus subscriber acquisition costs, Location Cash Flow is defined as net revenues less location operating expenses. Location operating expenses consist of programming, barter programming, general and administrative, technical and operations, marketing and selling expenses. Operating Cash Flow is defined as income (loss) from operations plus, (i) depreciation and amortization and (ii) non-cash incentive compensation. The difference between Location Cash Flow and Operating Cash Flow is that Operating Cash Flow includes cash incentive compensation and corporate expenses. Although Location Cash Flow and Operating Cash Flow are not measures of performance under generally accepted accounting principles, the Company believes that Location Cash Flow and Operating Cash Flow are accepted within the Company's business segments as generally recognized measures of performance and are used by analysts who report publicly on the performance of companies operating in such segments. Nevertheless, these measures should not be considered in isolation or as a substitute for income from operations, net income, net cash provided by operating activities or any other measure for determining the Company's operating performance or liquidity which is calculated in accordance with generally accepted accounting principles.

(g) The Company has not paid any cash dividends and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. Payment of cash dividends on the Company's Common Stock is restricted by the terms of the Series A Preferred Stock, and the Exchange Notes, if issued. The terms of the Series A Preferred Stock and the Exchange Notes permit the Company to pay dividends and interest thereon by issuance, in lieu of cash, of additional shares of Series A Preferred Stock and additional Exchange Notes, if issued, respectively. The Senior Notes Indenture restricts the Company's ability to pay cash dividends on the Series A Preferred Stock or cash interest on the Exchange Notes, if issued, prior to July 1, 2002.

                PEGASUS MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto which are included elsewhere herein. This Proxy Statement/Prospectus contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under "RISK FACTORS" and elsewhere in this Proxy Statement/Prospectus.



General


     The Company is a diversified company operating in growing segments of the media and communications industries: multichannel television and broadcast television. Pegasus Multichannel Television includes DBS and cable businesses. As of December 31, 1997, the Company's DBS operations consisted of providing DIRECTV services to approximately 132,000 subscribers in certain rural areas of 27 states in which the Company holds the exclusive right to provide such services. Its cable operations consist of systems in New England (Connecticut and Massachusetts) and Puerto Rico. The Company sold its New Hampshire cable system effective January 31, 1997. On January 16, 1998, the Company entered into an agreement to sell its remaining New England cable systems. Pegasus Broadcast Television owns and operates five TV stations affiliated with Fox and operates one affiliated with UPN and another affiliated with WB. It has entered into an agreement to operate an additional TV station, which will be affiliated with WB and it is anticipated will commence operations in 1998.


     On January 8, 1998, the Company entered into an agreement to acquire DTS. Upon completion of the merger of the Merger Sub into DTS (the "Merger" or "DTS Acquisition"), DTS will become a wholly owned subsidiary of Pegasus. As of December 31, 1997, DTS' operations, pro forma for its then pending acquisition, consisted of providing DIRECTV services to approximately 131,000 subscribers in certain rural areas of 11 states in which DTS holds the exclusive right to provide such services.



     Multichannel revenues are derived from monthly customer subscriptions, pay-per-view services, subscriber equipment rentals, home shopping commissions, advertising time sales and installation charges. Broadcast revenues are derived from the sale of broadcast airtime to local and national advertisers.


     The Company's location operating expenses consist of (i) programming expenses, (ii) marketing and selling costs, including advertising and promotion expenses, local sales commissions, and ratings and research expenditures, (iii) technical and operations costs, (iv) general and administrative expenses, and
(v) expensed subscriber acquisition costs. Multichannel programming expenses consist of amounts paid to program suppliers, DSS authorization charges and satellite control fees, each of which is paid on a per subscriber basis, and DIRECTV royalties which are equal to 5% of DBS program service revenues. Broadcast programming expenses include the amortization of long-term program rights purchases, music license costs and "barter" programming expenses which represent the value of broadcast air time provided to television program suppliers in lieu of cash.


     The Company no longer requires new DBS customers to sign a one-year programming contract and, as a result, subscriber acquisition costs ("SAC"), which were being capitalized and amortized over a twelve-month period, are currently being charged to operations in the period incurred. This change became effective October 1, 1997. Subscriber acquisition costs charged to operations are excluded from pre-SAC location operating expenses.


Results of Operations

Year ended December 31, 1997 compared to year ended December 31, 1996


     The Company's net revenues increased by approximately $38.9 million or 81% for the year ended December 31, 1997 as compared to the same period in 1996. Multichannel Television net revenues increased $35.6 million or 184% and Broadcast Television net revenues increased $3.3 million or 11%. The net revenues increased as a result of (i) a $32.4 million or 556% increase in DBS revenues of which $2.6 million or 8% was due to the increased number of DBS subscribers in territories owned at the beginning of 1996 and $29.8 million or 92% resulted from acquisitions made subsequent to the third quarter of 1996, (ii) a $3.2 million or 24% increase in Cable revenues which was the net result of a $804,000 or 8% increase in same system revenues due primarily to rate increases, a $3.9 million increase due to the system acquired effective September 1, 1996 and a $1.6 million reduction due to the sale of the Company's New Hampshire cable system effective January 31, 1997, (iii) a $3.2 million or 11% increase in TV revenues of which $1.9 million or 57% was due to ratings growth which the Company was able to convert into higher revenues, $1.1 million or 34% was the result of acquisitions made in the first quarter of 1996 and $289,000 or 9% was due to the two new stations launched on August 1, 1997 and October 17, 1997, and (iv) a $34,000 increase in Tower rental income.

     The Company's total location operating expenses, as described above, before DBS subscriber acquisition costs increased by approximately $25.9 million or 85% for the year ended December 31, 1997 as compared to the same period in 1996. Multichannel Television pre-SAC location operating expenses increased $23.2 million or 202% and Broadcast Television location operating expenses increased $2.6 million or 14%. The pre-SAC location operating expenses increased as a result of (i) a $21.7 million or 504% increase in operating expenses generated by the Company's DBS operations due to a same territory increase in programming and other operating costs totaling $1.5 million (resulting from the increased number of DBS subscribers in territories owned at the beginning of 1996) and a $20.2 million increase attributable to territories acquired subsequent to the third quarter of 1996, (ii) a $1.5 million or 21% increase in Cable operating expenses as the net result of a $157,000 or 3% increase in same system operating expenses due primarily to increases in programming costs, a $2.2 million increase attributable to the system acquired effective September 1, 1996 and a $852,000 reduction due to the sale of the Company's New Hampshire cable system effective January 31, 1997, and (iii) a $2.6 million or 14% increase in TV operating expenses as the result of a $535,000 or 4% increase in same station operating expenses, a $1.4 million increase attributable to stations acquired in the first quarter of 1996 and a $650,000 increase attributable to the two new stations launched on August 1, 1997 and October 17, 1997.

     DBS subscriber acquisition costs, which consist of regional sales costs, advertising and promotion, and commissions and subsidies, totaled $10.2 million or $281 per gross subscriber addition for the year ended December 31, 1997, of which $5.3 million was expensed.

     Incentive compensation, which is calculated from increases in pro forma Location Cash Flow, increased by approximately $289,000 or 29% for the year ended December 31, 1997 as compared to the same period in 1996.

     Corporate expenses increased by $827,000 or 58% for the year ended December 31, 1997 as compared to the same period in 1996 primarily due to increased staffing as a result of internal and acquisition related growth, enhanced public relations activities and additional public reporting requirements for the Company.

     Depreciation and amortization expense increased by approximately $15.7 million or 130% for the year ended December 31, 1997 as compared to the same period in 1996 as the Company increased its fixed and intangible asset base as a result of five completed acquisitions during 1996 and twenty-five completed acquisitions during 1997.

     As a result of these factors, the Company reported a loss from operations of $6.6 million for the year ended December 31, 1997 as compared to income from operations of $2.6 million for the same period in 1996.

     Interest expense increased by approximately $3.6 million or 29% for the year ended December 31, 1997 as compared to the same period in 1996 as a result of an increase in debt associated with the Company's acquisitions (see "Liquidity and Capital Resources -- Financings").

     The Company's net loss increased by approximately $9.3 million for the year ended December 31, 1997 as compared to the same period in 1996 as a net result of an increase in the loss from operations of approximately $9.1 million, an increase in interest expense of $3.6 million, an increase in the provision for income taxes of $320,000, a decrease in other expenses of approximately $755,000, an increase in the extraordinary loss on extinguishment of debt of $1.4 million and a gain on the sale of the New Hampshire cable system of approximately $4.5 million.

     The Company declared preferred stock dividends amounting to $12.2 million which were paid by issuing shares of Series A Preferred Stock.

Year ended December 31, 1996 compared to year ended December 31, 1995


     The Company's net revenues increased by approximately $15.8 million or 49% for the year ended December 31, 1996 as compared to the same period in 1995 as a result of (i) a $8.5 million or 43% increase in TV revenues of which $1.5 million or 17% was due to ratings growth which the Company was able to convert into higher revenues and $7.0 million or 83% was the result of acquisitions made in the first quarter of 1996, (ii) a $4.4 million or 297% increase in DBS revenues of which $2.7 million or 63% was due to the increased number of DBS subscribers and $1.7 million or 37% resulting from acquisitions made in the fourth quarter of 1996, (iii) a $2.0 million or 51% increase in Puerto Rico cable revenues due primarily to an acquisition effective September 1, 1996,
(iv) a $864,000 or 13% increase in New England cable revenues due primarily to rate increases and new combined service packages, and (v) a $16,000 increase in Tower rental income.



     The Company's total location operating expenses increased by approximately $9.8 million or 46% for the year ended December 31, 1996 as compared to the same period in 1995 as a result of (i) a $4.8 million or 34% increase in TV operating expenses as the net result of a $115,000 or 1% decrease in same station direct operating expenses and a $4.9 million increase attributable to stations acquired in the first quarter of 1996, (ii) a $3.6 million or 260% increase in operating expenses generated by the Company's DBS operations due to an increase in programming costs of $1.4 million, royalty costs of $138,000, marketing expenses of $455,000, customer support charges of $199,000 and other DIRECTV costs such as security, authorization fees and telemetry and tracking charges totaling $237,000, all generated from the increased number of DBS subscribers, and a $1.1 million increase attributable to territories acquired in the fourth quarter of 1996, (iii) a $912,000 or 37% increase in Puerto Rico cable operating expenses as the net result of a $64,000 or 3% decrease in same system direct operating expenses and a $976,000 increase attributable to the system acquired effective September 1, 1996, (iv) a $489,000 or 15% increase in New England cable operating expenses due primarily to increases in programming costs associated with the new combined service packages, and (v) a $10,000 decrease in Tower administrative expenses.



     As a result of these factors, incentive compensation which is calculated from increases in pro forma Location Cash Flow increased by approximately $457,000 or 87% for the year ended December 31, 1996 as compared to the same period in 1995.


     Corporate expenses increased by $65,000 or 5% for the year ended December 31, 1996 as compared to the same period in 1995 primarily due to the initiation of public reporting requirements for PM&C and Pegasus.


     Depreciation and amortization expense increased by approximately $3.3 million or 38% for the year ended December 31, 1996 as compared to the same period in 1995 as the Company increased its fixed and intangible assets as a result of five completed acquisitions during 1996.


     As a result of these factors, income from operations increased by approximately $2.2 million for the year ended December 31, 1996 as compared to the same period in 1995.


     Interest expense increased by approximately $3.6 million or 42% for the year ended December 31, 1996 as compared to the same period in 1995 as a result of a combination of the Company's issuance of the PM&C Notes on July 7, 1995 and an increase in debt associated with the Company's 1996 acquisitions. A portion of the proceeds from the issuance of the PM&C Notes was used to retire floating debt on which the effective interest rate was lower than the 12.5% interest rate under the PM&C Notes. The PM&C Notes, however, have more favorable terms such as no requirement for principal repayment, subject to certain conditions, until the end of the term.


     The Company reported a net loss of approximately $10.0 million for the year ended December 31, 1996 as compared to net income of approximately $2.0 million for the same period in 1995. The $12.0 million change was the net result of an increase in income from operations of approximately $2.2 million, an increase in interest expense of $3.6 million, a decrease in extraordinary items of $10.5 million from extinguishment of debt, a decrease in the provision for income taxes of $150,000 and an increase in other expenses of approximately $265,000.

Liquidity and Capital Resources

     The Company's primary sources of liquidity have been the net cash provided by its TV and cable operations, credit available under its credit facilities and proceeds from public and private offerings. The Company's principal use of its cash has been to fund acquisitions, to meet debt service obligations, to fund investment in its TV and cable technical facilities and to fund subscriber acquisition costs.


     As of March 12, 1998, the Company had entered into 14 letters of intent or definitive agreements to acquire, from various independent DIRECTV providers, the rights to provide DIRECTV programming in certain rural areas of Idaho, Nebraska, New Mexico, Oregon, South Dakota and Texas and related assets in exchange for approximately $52.9 million of cash, $10.3 million in promissory notes and $854,000 in shares of Class A Common Stock. The cash portion of the Pending Pegasus DBS Acquisitions will be funded with cash on hand and proceeds from the New England Cable Sale. If the New England Cable Sale is not completed, the Company will use borrowings from the Credit Facility to fund the cash portion of these acquisitions in excess of its cash on hand.


     Pre-SAC Location Cash Flow increased by $13.0 million or 74% for the year ended December 31, 1997 as compared to the same period in 1996. Multichannel Television Pre-SAC Location Cash Flow increased $12.4 million or 158% and Broadcast Television Location Cash Flow increased $649,000 or 7%. Pre-SAC Location Cash Flow increased as a result of (i) a $10.7 million or 705% increase in DBS Pre-SAC Location Cash Flow of which $1.0 million or 10% was due to an increase in same territory Pre-SAC Location Cash Flow and $9.7 million or 90% was attributable to territories acquired subsequent to the third quarter of 1996, (ii) a $1.7 million or 27% increase in Cable Location Cash Flow which was the net result of a $646,000 or 14% increase in same system Location Cash Flow, a $1.7 million increase due to the system acquired effective September 1, 1996 and a $703,000 reduction due to the sale of the Company's New Hampshire cable system effective January 31, 1997, (iii) a $615,000 or 6% increase in TV Location Cash Flow as the net result of a $1.3 million or 17% increase in same station Location Cash Flow, a $343,000 decrease attributable to stations acquired in the first quarter of 1996 and a $361,000 decrease attributable to the two new stations launched on August 1, 1997 and October 17, 1997, and (iv) a $34,000 increase in Tower Location Cash Flow.

     The Company is required to maintain a letter of credit in favor of the NRTC to collateralize payment of the NRTC billings. As of December 31, 1997, this letter of credit amounted to approximately $8.5 million. The Company is required to increase this amount with any DBS acquisition by an amount equal to the acquired DBS entity's highest month of billings times three.


     During the year ended December 31, 1997, net cash provided by operating activities was approximately $8.5 million, which together with $8.6 million of cash on hand, $6.9 million of net proceeds from the sale of the New Hampshire cable system and $169.1 million of net cash provided by the Company's financing activities was used to fund other investing activities totaling $149.1 million. Financing activities consisted of raising $95.8 million in net proceeds from the Unit Offering and $111.0 million in net proceeds from the Senior Notes Offering, borrowing $94.2 million under the PSH's credit facility (the "PSH Credit Facility"), repayment of $94.2 million of indebtedness under the PSH Credit Facility and $29.6 million of indebtedness under the PM&C's credit facility (the "PM&C Credit Facility"), net repayment of approximately $657,000 of other long-term debt, placing $1.2 million in restricted cash to collateralize a letter of credit and the incurrence of approximately $6.2 million in debt issuance costs associated with the PSH Credit Facility and Credit Facility. Investing activities, net of the proceeds from the sale of the New Hampshire cable system, consisted of (i) the acquisition of DBS assets from four independent DIRECTV providers during the first quarter of 1997 for approximately $34.0 million, (ii) the acquisition of DBS assets from five independent DIRECTV providers during the second quarter of 1997 for approximately $22.5 million,
(iii) the acquisition of DBS assets from ten independent DIRECTV providers during the third quarter of 1997 for approximately $42.7 million, (iv) the acquisition of DBS assets from six independent DIRECTV providers during the fourth quarter of 1997 for approximately $34.4 million, (v) broadcast television transmitter, tower and facility constructions and upgrades totaling approximately $5.8 million, (vi) the interconnection and expansion of the Puerto Rico cable systems amounting to approximately $1.8 million, (vii) payments of programming rights amounting to $2.6 million, and (viii) maintenance and other capital expenditures and intangibles totaling approximately $5.4 million. As of December 31, 1997, the Company's cash on hand approximated $44.0 million.

     Location Cash Flow increased by $6.0 million or 55% for the year ended December 31, 1996 as compared to the same period in 1995 as a result of (i) a $3.7 million or 62% increase in TV Location Cash Flow of which $1.6 million or 42% was due to an increase in same station Location Cash Flow and $2.1 million or 58% was due to an increase attributable to stations acquired in the first quarter of 1996, (ii) a $781,000 or 868% increase in DBS Location Cash Flow of which $312,000 or 40% was due to an increase in same territory Location Cash Flow and $469,000 or 60% was due to an increase attributable to the territories acquired in the fourth quarter of 1996, (iii) a $1.1 million or 72% increase in Puerto Rico cable Location Cash Flow of which $126,000 or 11% was due to an increase in same system Location Cash Flow and $998,000 or 89% was due to the system acquired effective September 1, 1996, (iv) a $375,000 or 11% increase in New England cable Location Cash Flow, and (v) a $26,000 increase in Tower Location Cash Flow.


     During the year ended December 31, 1996, net cash provided by operating activities was approximately $3.1 million, which together with $12.0 million of cash on hand, $9.9 million of restricted cash and $74.7 million of net cash provided by the Company's financing activities was used to fund investing activities totaling $81.2 million. Investment activities consisted of (i) the Portland, Maine and Tallahassee, Florida TV acquisitions for approximately $16.6 million, (ii) the San German, Puerto Rico cable acquisition for approximately $26.0 million, (iii) the acquisition of DBS assets from two independent DIRECTV providers during the third quarter of 1996 for approximately $29.9 million, (iv) the purchase of the Pegasus Cable Television of Connecticut, Inc. ("PCT-CT") office facility and headend facility for $201,000, (v) the fiber upgrade in the PCT-CT cable system amounting to $323,000, (vi) the purchase of DSS units used as rental and lease units amounting to $832,000, (vii) payments of programming rights amounting to $1.8 million, and (viii) maintenance and other capital expenditures and intangibles totaling approximately $5.4 million. As of December 31, 1996, the Company's cash on hand approximated $8.6 million.


     During the year ended December 31, 1995, net cash provided by operations was approximately $5.8 million, which together with $1.4 million of cash on hand and $10.9 million of net cash provided by the Company's financing activities was used to fund a $12.5 million distribution to Pegasus' parent and to fund investing activities totaling $6.1 million. Investment activities consisted of (i) the final payment of the deferred purchase price for the Company's New England DBS rights of approximately $1.9 million, (ii) the purchase of a new WDSI studio and office facility for $520,000, (iii) the purchase of a LIBOR cap for $300,000, (iv) the purchase of DSS units used as rental and lease units for $157,000, (v) payments of programming rights amounting to $1.2 million, and (vi) maintenance and other capital expenditures and intangibles totaling approximately $1.9 million.


Financings


     On January 27, 1997, the Company completed the Unit Offering ("Unit Offering") in which it sold 100,000 units, consisting of 100,000 shares of 12.75% Series A Cumulative Exchangeable Preferred Stock and 100,000 Warrants to purchase 193,600 shares of Class A Common Stock ("Warrants"). The Unit Offering resulted in net proceeds to the Company of $95.8 million. The Company applied the net proceeds from the Unit Offering as follows: (i) $30.1 million to the repayment of all outstanding indebtedness under the PM&C Credit Facility and expenses related thereto, and (ii) $56.5 million for the payment of the cash portion of the purchase price in the acquisition of DBS assets from nine independent DIRECTV providers. The remaining net proceeds were used for working capital, general corporate purposes and to finance other acquisitions.


     On July 9, 1997, PSH entered into a $130.0 million credit facility (the "PSH Credit Facility"), which was collateralized by substantially all of the assets of PSH and its subsidiaries. The facility consisted of a $40.0 million seven-year senior term loan and a $90.0 million six-year senior revolving credit facility. As of October 21, 1997, the Company had drawn $94.2 million under the PSH Credit Facility in connection with various DBS acquisitions. On October 21, 1997, outstanding balances under the PSH Credit Facility were repaid from the proceeds of the Senior Notes Offering, and commitments under the PSH Credit Facility were terminated. Deferred financing fees relating to the $130.0 million revolving credit facility were written off, resulting in an extraordinary loss of $1.2 million on the refinancing transaction.


     On October 21, 1997, the Company completed the Senior Notes Offering in which it sold $115.0 million of 9.625% Series A Senior Notes, resulting in net proceeds to the Company of approximately $111.0 million.

The Company applied the net proceeds from the Senior Notes Offering as follows:
(i) $94.2 million to the repayment of all outstanding indebtedness under the PSH Credit Facility, and (ii) $16.8 million for the payment of the cash portion of the purchase price for the acquisition of DBS assets from various independent DIRECTV providers.

     On December 10, 1997, PM&C entered into the Credit Facility. The Credit Facility is a $180.0 million six-year, collateralized, reducing revolving credit facility. Borrowings under the Credit Facility are available for acquisitions, subject to the approval of the lenders in certain circumstances, working capital, capital expenditures and for general corporate purposes. Concurrently with the closing of the Credit Facility, the PM&C Credit Facility was terminated. A portion of the deferred financing fees relating to the PM&C Credit Facility were written off, resulting in an extraordinary loss of $460,000 on the refinancing transaction.

     The Company is highly leveraged. As of December 31, 1997, the Company has indebtedness of $208.4 million, total common stockholders' equity of $27.4 million, preferred stock of $111.3 million and, assuming certain conditions are met, $171.5 million available under the Credit Facility. For the year ended December 31, 1997, the Company's earnings were inadequate to cover its combined fixed charges and dividends on Series A Preferred Stock by approximately $31.3 million.

     The Company is restricted by the Senior Notes Indenture from paying dividends on the Series A Preferred Stock in cash prior to July 1, 2002. Additionally, the PM&C Indenture and Credit Facility contain certain financial and operating covenants, including restrictions on PM&C to incur additional indebtedness, create liens and to pay dividends.

     The ability of the Company to repay its existing indebtedness, pay dividends on its Series A Preferred Stock and to redeem the Series A Preferred Stock at maturity will depend upon future operating performance, which is subject to the success of the Company's business strategy, prevailing economic conditions, regulatory matters, levels of interest rates and financial, business and other factors, many of which are beyond the Company's control.

     Pre-SAC Location Cash Flow is defined as net revenues less location operating expenses before subscriber acquisition costs. Location Cash Flow is defined as net revenues less location operating expenses. Although Pre-SAC Location Cash Flow and Location Cash Flow are not measures of performance under generally accepted accounting principles, the Company believes that Pre-SAC Location Cash Flow and Location Cash Flow are accepted within the Company's business segments as generally recognized measures of performance and are used by analysts who report publicly on the performance of companies operating in such segments. Nevertheless, these measures should not be considered in isolation or as a substitute for income from operations, net income, net cash provided by operating activities or any other measures for determining the Company's operating performance or liquidity which is calculated in accordance with generally accepted accounting principles.

     The Company closely monitors conditions in the capital markets to identify opportunities for the effective and prudent use of financial leverage. In financing its future expansion and acquisition requirements, the Company would expect to avail itself of such opportunities and thereby increase its indebtedness, which could result in increased debt service requirements. There can be no assurance that such debt financing can be completed on terms satisfactory to the Company or at all. The Company may also issue additional equity to fund its future expansion and acquisition requirements.


Capital Expenditures


     The Company's capital expenditures aggregated $9.9 million in 1997 as compared to $6.3 million in 1996. The Company expects recurring renewal and refurbishment capital expenditures to total approximately $2.0 million per year. In addition to these maintenance capital expenditures, the Company's 1998 capital projects include (i) DBS facility upgrades of approximately $500,000, and (ii) approximately $2.6 million of TV expenditures for broadcast television transmitter, tower and facility constructions and upgrades. The Company commenced the programming of two new TV stations, WPME on August 1, 1997 and WGFL on October 17, 1997, and its plans are to commence programming of an additional station in 1998. There can be no assurance that the Company's capital expenditure plans will not change in the future. The Company's policy is to capitalize subscriber acquisition costs directly related to new subscribers, such as commissions and equipment subsidies, who sign a programming contract. These costs are amortized over the life of the contract. The Company expenses its subscriber acquisition costs when no new contract is obtained. The Company currently does not require new DBS customers to sign programming contracts and, as a result, subscriber acquisition costs are currently being charged to operations in the period occurred.



Other


     The Company has reviewed all of its systems as to the Year 2000 issue. The Company has in the past three years replaced or upgraded, or is in the process of replacing or upgrading, all of its TV traffic systems, cable billing systems and corporate accounting systems. All of these new systems will be in place by the third quarter of 1998. The Company relies on outside vendors for the operation of its DBS satellite control and billing systems, including DIRECTV, the NRTC and their respective vendors. The Company has established a policy to ensure that its vendors are currently in compliance with the Year 2000 issue or have a plan in place to be in compliance with the Year 2000 issue by the first quarter of 1999. Costs to be incurred beyond 1997 relating to the Year 2000 issue are not expected to be significant.


     The Company believes that it has adequate resources to meet its working capital, maintenance capital expenditure and debt service obligations. The Company believes that cash on hand, together with available borrowings under the Credit Facility and future indebtedness which may be incurred by the Company and its subsidiaries will give the Company the ability to fund acquisitions and other capital requirements in the future. The Company engages in discussions with respect to acquisition opportunities in media and communications businesses on a regular basis. However, there can be no assurance that the future cash flows of the Company will be sufficient to meet all of the Company's obligations and commitments.


     On January 8, 1998, the Company entered into the Agreement and Plan of Merger to acquire DTS for approximately 5.5 million shares of Pegasus' Class A Common Stock. As of December 31, 1997, DTS' operations, pro forma for its then pending acquisition, consisted of providing DIRECTV services to approximately 131,000 subscribers in certain rural areas of eleven states in which DTS holds the exclusive right to provide such services. Upon completion of the DTS Acquisition, DTS will become a wholly owned subsidiary of Pegasus.

     On January 16, 1998, the Company entered into an agreement to sell its remaining New England cable systems to Avalon Cable of New England, LLC for a purchase price of at least $28 million and not more than $31 million.


     As a holding company, Pegasus' ability to pay dividends is dependent upon the receipt of dividends from its direct and indirect subsidiaries. Under the terms of the PM&C Notes Indenture, PM&C is prohibited from paying dividends prior to July 1, 1998. Under the terms of the Credit Facility, PM&C is restricted from paying dividends. In addition, Pegasus' ability to pay dividends and Pegasus' and its subsidiaries' ability to incur indebtedness are subject to certain restrictions contained in the Senior Notes Indenture and the Certificate of Designation governing the Series A Preferred Stock.

     PM&C's ability to incur additional indebtedness is limited under the terms of the PM&C Notes Indenture and Credit Facility. These limitations take the form of certain leverage ratios and are dependent upon certain measures of operating profitability. Under the terms of the Credit Facility, capital expenditures and business acquisitions in excess of certain agreed upon levels will require lender consent.

     The Company's revenues vary throughout the year. As is typical in the broadcast television industry, the Company's first quarter generally produces the lowest revenues for the year, and the fourth quarter generally produces the highest revenues for the year. The Company's operating results in any period may be affected by the incurrence of advertising and promotion expenses that do not necessarily produce commensurate revenues in the short-term until the impact of such advertising and promotion is realized in future periods.

     The Company believes that inflation has not been a material factor affecting the Company's business. In general, the Company's revenues and expenses are impacted to the same extent by inflation. Substantially all of the Company's indebtedness bears interest at a fixed rate.


     The Company has adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." The Company has reviewed the provisions of SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", and the implementation of the above standards is not expected to have any significant impact on its consolidated financial statements.

                          DTS SELECTED HISTORICAL AND
                     PRO FORMA CONSOLIDATED FINANCIAL DATA
                 (Dollars in thousands, except per share data)


     The following table presents Selected Historical and Pro Forma Consolidated Financial Data relating to DTS' unaudited pro forma balance sheet data as of December 31, 1997 and DTS' unaudited pro forma statement of operations data for the year ended December 31, 1997, each as adjusted to give effect to the DTS Transactions (as defined in the "Glossary of Defined Terms"). The historical data for the period from January 30, 1996 (date of formation) to December 31, 1996 and the year ended December 31, 1997, have been derived from the financial statements of DTS audited by Arthur Andersen LLP, independent public accountants. The data set forth in this table should be read in conjunction with DTS' Consolidated Financial Statements and the notes thereto and its Management's Discussion and Analysis, included elsewhere herein.




                                              January 30, 1996
                                                (inception)
                                                                   Year Ended December 31,
                                                     to          ---------------------------
                                                December 31,                      Pro Forma
                                                    1996             1997           1997
                                             -----------------   ------------   ------------
                                                                                 (unaudited)
Statement of Operations Data:
 Programming revenue .....................       $   3,085         $ 41,753       $ 52,720
 Equipment sales and installation
   revenue ...............................             324            5,690          7,085
                                                 ---------         --------       --------
  Total revenue ..........................           3,409           47,443         59,805
 Cost of revenue .........................           2,270           31,147         39,500
                                                 ---------         --------       --------
  Total gross profit .....................           1,139           16,296         20,305
 Operating expenses excluding
   depreciation and amortization .........           2,732           17,366         20,350
 Total depreciation and amortization.                1,148           14,509         20,046
                                                 ---------         --------       --------
 Operating loss ..........................          (2,741)         (15,579)       (20,091)
 Interest expense, net ...................            (818)         (14,457)       (25,605)
 Other income (expense)(a) ...............              24             (112)          (196)
                                                 ---------         --------       --------
 Net loss(a)(b) ..........................       $  (3,535)       ($ 30,148)     ($ 45,892)
                                                 =========         ========       ========
 Pro forma net loss per common share .....       $  (6.19)        $ (14.11)      ($  21.48)
                                                 =========         ========       ========
 Pro forma weighted average shares
   outstanding ...........................             571            2,136          2,136
                                                 =========         ========       ========

                                                                                 December 31, 1997
                                                                            ---------------------------
                                                                             Historical      Pro Forma
                                                                            ------------   ------------
                                                                                            (unaudited)
                                                                              (dollars in thousands)
Balance Sheet Data:
 Cash, cash equivalents and marketable investment securities(d) .........     $ 39,113       $ 39,492
 Total assets ...........................................................      257,662        268,415
 Total debt (including current portion) .................................      192,592        202,092
 Members' equity/stockholders' equity ...................................     $ 16,637       $ 16,637


                Notes to DTS Selected Historical and Pro Forma
                          Consolidated Financial Data

(a) Pro forma other income (expense) amounts do not include additional interest income which would have been recognized on amounts included in the placement of approximately $37.0 million in an interest escrow account
    (the "Interest Escrow Account"). If such additional interest income was included, the pro forma net loss for the year ended December 31, 1997 would be approximately $44.8 million.

(b) Prior to October 10, 1997, when DTS effected its conversion to a corporation (the "Corporate Conversion"), DTS was a limited liability company (the "LLC") and was not required to pay United States federal income taxes.

(c) Basic and diluted pro forma net loss per common shares computed by dividing net loss by the pro forma weighted average number of common shares outstanding during 1996 and 1997 of 571,317 and 2,135,921, respectively, assuming the corporate conversion had occurred on January 30, 1996. Due to DTS' net losses, the warrants and options are excluded from the pro forma net loss per common share calculation because the effect could be anti-dilutive.

(d) Excludes the Interest Escrow Account to fund, together with the proceeds from the investment thereof, the first four semi-annual interest payments on the DTS Notes.

                        DTS MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of DTS should be read in conjunction with DTS' Consolidated Financial Statements and related notes thereto which are included elsewhere herein. This Proxy Statement/Prospectus contains certain forward-looking statements that involve risks and uncertainties. DTS' actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under "RISK FACTORS" and elsewhere in this Proxy Statement/Prospectus.

     The following discussion provides an assessment of the historical results of operations and liquidity and capital resources of DTS and its wholly-owned subsidiaries. This discussion should be read in conjunction with the audited consolidated financial statements of DTS and the related notes thereto, appearing elsewhere herein. As a result of the growth of DTS through acquisitions and possible future acquisitions, the historical audited financial information of DTS may not be indicative of the financial position or results of operations to be reported in the future.

     On October 10, 1997, DTS effected its conversion from a limited liability company (the "LLC") to a corporation (the "Corporate Conversion"). The LLC merged with and into WEP Intermediate Corp., a Delaware corporation ("WEP"), pursuant to which (i) the member interests in the LLC held by WEP were canceled, (ii) all of the outstanding capital stock of WEP was converted into Series A Payment-in-Kind Convertible Preferred Stock (the "DTS Series A Preferred Stock"), (iii) the member interests in the LLC evidenced by the Class A Units (the "Class A Units") were converted into DTS Series A Preferred Stock,
(iv) the member interests in the LLC evidenced by the Class B Units (the "Class B Units") were converted into DTS Common Stock, (v) the member interests in the LLC evidenced by the Class C Units (the "Class C Units") were converted into the right to purchase shares of DTS Common Stock, (vi) the member interests in the LLC evidenced by the Class D Units (the "Class D Units") were converted into warrants to purchase DTS Common Stock, (vii) all of the resulting capital stock of DTS became subject to the DTS Stockholders Agreement and (viii) the surviving entity changed its name to "Digital Television Services, Inc."

     Subsequent to the Corporate Conversion, substantially all of the outstanding shares of the resulting corporation are owned by the holders of the equity interests in the LLC. Therefore, the Corporate Conversion has been treated for accounting purposes as the acquisition of WEP by the LLC. The LLC's assets and liabilities have been recorded at historical cost and WEP's assets and liabilities have been recorded at fair value. However, given that WEP's only asset consisted of its investment in the LLC, no goodwill was recognized. Following the Corporate Conversion, the historical financial statements of the LLC became the historical financial statements of WEP and include the businesses of both companies.


Overview

     DTS was formed on January 30, 1996, to acquire, own and manage rights to distribute DIRECTV services to residential households and commercial establishments in rural DIRECTV service territories. As of December 31, 1997, DTS had acquired the rights to provide DIRECTV services to approximately 1,632,000 households for approximately $170.9 million or $105 per household, excluding adjustments recorded to reflect the discount of certain of DTS' seller notes at the 9% interest rate under DTS' bank credit facility (the "DTS Credit Facility"). Of the total purchase price, approximately $129.1 million was paid in cash and approximately $41.8 million was financed through the issuance of promissory notes of DTS in favor of the sellers. DTS also completed the acquisition of certain rural DIRECTV service territories in Georgia on January 30, 1998, pursuant to which it acquired the rights to provide DIRECTV service to an additional 37,000 households for an aggregate purchase price of approximately $9.5 million in cash or approximately $257 per household. The following table presents information regarding DTS' acquisitions as of December 31, 1997.

                                                                           Subscribers at     Subscribers at
                                                          Acquisition        Acquisition       December 31,
        System Location              Date Acquired           Price              Date               1997
-------------------------------   -------------------   ---------------   ----------------   ----------------
Completed Acquisitions -- 17
 Rural DIRECTV Markets:
   New Mexico .................   March 1, 1996          $    512,000             404               1,080
   California .................   April 1, 1996             5,980,000           3,385               7,143
   New Mexico .................   August 28, 1996           9,683,000           2,931               5,554
   New York ...................   August 28, 1996           4,860,000           3,970               5,355
   South Carolina .............   November 26, 1996        12,700,000           5,759               9,415
   Kentucky ...................   January 2, 1997          30,000,000          19,908              24,979
   Kansas .....................   January 31, 1997         19,425,000          11,520              15,173
   Vermont ....................   February 18, 1997        38,000,000          20,778              28,306
   Georgia ....................   May 9, 1997              21,190,000          14,409              16,833
   Indiana ....................   December 31, 1997        28,500,000          12,864              12,864
                                                         ------------          ------              ------
      Subtotal -- Acquisitions                           $170,850,000          95,928             126,702
                                                         ------------          ------             -------
Pending Acquisitions -- 1 Rural
 DIRECTV Markets:
   Georgia ....................   January 30, 1998          9,500,000                               4,750
                                                         ------------                             -------
      Subtotal -- Pending
       Acquisitions ...........                          $  9,500,000                               4,750
                                                         ------------                             -------
         Total ................                          $180,350,000                             131,452
                                                         ============                             -------

     DTS generates revenues by providing DIRECTV services to its subscribers. DIRECTV services consist of programming purchased in a monthly or annual subscription, additional premium programming available on an a la carte basis, sports programming available under a monthly, yearly or seasonal subscription, and movies and events programming available on a pay per view basis.


     Although the majority of DSS equipment is sold to subscribers through independent dealers, DTS also generates revenue from the direct sale, rental and installation of satellite receivers and related equipment. During 1996 and 1997, DTS offered price subsidies on DSS equipment to further stimulate the demand for DIRECTV services. The retail sales price of DSS equipment ranged from $199 to $599 during 1996 and 1997, depending upon the type of equipment sold. These sales prices were approximately $25 to $135 below DTS' cost for such equipment. DTS records revenue from the sale of DSS equipment and related accessories based on the amount paid by the customer and recognizes a loss on the sale for DTS' cost in excess of the amount collected. DTS offers installation services at prices ranging from $99 to $199.


     DTS' major cost of providing DIRECTV services to its subscribers is the direct wholesale cost of purchasing related program offerings from DIRECTV, which averaged approximately 52% and 50% of programming revenues during 1996 and 1997, respectively. Additionally, DTS purchases other contract services from DIRECTV through the NRTC. These costs consist of recurring monthly subscriber maintenance fees, including security fees, ground services fees, system authorization fees and fees for subscriber billing.


     Since inception through December 31, 1997, DTS has invested significant working capital to implement extensive distribution networks and promotional programs to stimulate the acquisition of new subscribers. Costs associated with subscriber acquisition are a significant component of DTS' operating expenses. These expenses include variable commission expenses, fixed and variable promotional expenses and marketing salaries and benefits. As discussed above, DTS also subsidizes the cost of DSS equipment to the subscriber, thereby incurring a loss on the sale of satellite receivers and related equipment sold. DTS' policy is to expense all subscriber acquisition costs at the time the sale is made or, in the case of cash back promotions on annual subscriptions, to amortize the promotion expense over 12 months. During the period beginning on January 30, 1996 (inception) and ending December 31, 1997, subscriber acquisition costs, including the loss on DSS equipment sales, averaged approximately $236 for each new subscriber addition (other than subscribers added through acquisitions). Based on this expenditure level and the current average subscriber cash contribution, DTS will recover its subscriber acquisition costs in approximately 20 months. DTS anticipates that it will continue to incur a significant level of subscriber acquisition costs in conjunction with the growth of its subscriber base, and that these costs could increase as a result of increased competition and a downward pressure on the retail price of satellite equipment sold. Potential increases in subscriber acquisition costs as well as significant subscriber growth is expected to have a short term negative impact on operating cash flow of DTS.

     General and administrative costs include administrative costs associated with DTS' sales and subscriber service operations, as well as accounting and general administration. Although these expenses will continue to increase as DTS' scope of operations increases, such expenses are primarily fixed in nature and, accordingly, should not increase directly in proportion to the future increase to DTS' subscriber base.

     DTS has yet to achieve positive operating cash flow due to cash expended in implementing its sales and administrative infrastructure, marketing expenses associated with adding new subscribers and interest and other debt servicing costs associated with financing activities. DTS expects to continue its focus on increasing its subscriber base which is expected to have a negative impact on short-term operating results. In addition, a changing competitive environment may increase the marketing expenditures necessary to acquire new subscribers. There can be no assurance that DTS' subscriber base and revenues will continue to increase or that DTS will be able to achieve or sustain profitability or positive operating cash flow.


Results of Operations


Year Ended December 31, 1997 Compared to Period Ended from Inception (January 30, 1996) to
December 31, 1996


     DTS acquired the rights to provide DIRECTV services to approximately 97,000 households during March and April 1996, and acquired an additional 286,000 households by December 31, 1996. Programming revenue generated during the year ended December 31, 1996 (the "1996 Period"), consisted of DIRECTV services provided to the approximately 16,500 subscribers associated with these acquisitions. During 1997, DTS added approximately 1,249,000 households, and acquired approximately 66,600 subscribers, which contributed revenue to DTS for all or a portion of the year ended December 31, 1997 (the "1997 Period"). Programming revenue was approximately $41,753,000 for the 1997 Period compared to approximately $3,085,000 for the 1996 Period. This increase resulted primarily from revenue generated from (i) the subscribers acquired in conjunction with DTS' acquisitions during 1997 and, to a lesser extent, from the inclusion of a full year of revenue from subscribers acquired in DTS' 1996 acquisitions and from net subscribers added in 1997 from DTS' sales and marketing activities. During the 1997 Period, DTS added approximately 39,500 new subscribers offset by approximately 11,900 disconnects. Average monthly programming revenue per subscriber during the 1997 Period was approximately $39, which was consistent with the average monthly programming revenue per subscriber during the 1996 Period.

     Equipment sales and installation revenue totaled approximately $5,690,000 during the 1997 Period compared to approximately $324,000 during the 1996 Period. This increase resulted from the sale of DSS equipment and related installations to new subscribers added during the 1997 Period.


     Costs directly associated with providing programming, equipment sales and installation revenue totaled approximately $31,147,000 during the 1997 Period compared with approximately $2,270,000 during the 1996 Period. These costs increased in direct proportion to the increase in the number of subscribers subscribing to DIRECTV services and the increase in DSS units sold between years. For the 1997 Period, the gross profit on programming revenue after recurring service fees was consistent with the 1996 Period. During the 1997 Period, DTS sold DSS equipment installed at average prices of approximately 12% below DTS' cost as compared to 19% during the 1996 Period. This reduced subsidy resulted from declining DSS unit costs to DTS associated with volume purchases. DTS expects to continue to subsidize the cost of DSS equipment and anticipates increased subsidies as retail prices may decline as a result of increased competition.


     DTS incurred direct selling expenses of approximately $9,413,000 during the 1997 Period as compared to $853,000 during the 1996 Period. These costs included advertising and promotion expenses, sales commissions to both DTS' employee and dealer distribution channels, and marketing salaries and benefits. Including subsidies on DSS equipment sales, DTS incurred approximately $239 of selling expenses for each new subscriber added

(other than subscribers added through acquisitions) during the 1997 Period compared with $214 of selling expenses for each new subscriber added during the 1996 Period. Selling expenses per subscriber addition increased between periods as a direct result of increased advertising and fixed selling expenses associated with implementation of DTS' direct distribution channels.

     General and administrative expenses totaled approximately $8,707,000 during the 1997 Period or approximately 18% of revenues compared with $1,954,000 or 57% of revenues for the 1996 Period. These expenses consisted primarily of salaries and expenses associated with customer service operations, retail store and installation facility expenses, general office expenses, and other general administrative expenses. General and administrative expenses are expected to continue to further decline as a percent of total revenues in 1998 as the majority of these expenses are fixed in nature.

     Depreciation expense totaled approximately $510,000 for the 1997 Period compared to approximately $48,000 during the 1996 Period and has increased in conjunction with the addition of general office assets, retail store assets, and the purchase of installation service vehicles. Amortization expense totaled approximately $13,999,000 for the 1997 Period compared with approximately $1,100,000 during the 1996 Period. Of the 1997 Period amount, approximately $12,647,000 relates to the acquisition of contract rights by DTS, approximately $242,000 relates to fees incurred in connection with the formation of DTS and its subsidiaries and approximately $1,110,000 relates to amortization of subscriber acquisition costs under DTS' cash back offer program.

     DTS generated a Consolidated Operating Cash Flow deficit pursuant to the terms of its indenture governing the DTS Notes (the "DTS Indenture") of approximately $1,070,000 for the 1997 Period compared with approximately $1,593,000 for the 1996 Period. This improvement to Operating Cash Flow deficit resulted from increased revenues associated with increased subscriber penetration. DTS expects to incur an Operating Cash Flow deficit during 1998 as a result of selling expenses associated with subscriber growth.

     Interest expense for the 1997 Period, including amortization of debt discount and debt issuance costs, totaled approximately $15,924,000 as compared to approximately $818,000 for the 1996 Period. This increase is associated with an increase in average borrowings under the DTS Credit Facility, seller financing and interest associated with the DTS Notes issued in July 1997. During the 1997 Period, DTS also earned interest revenue totaling approximately $1,467,000 on the over funded portion of the DTS Notes.

     DTS was considered a partnership for federal and state income tax purposes for the period from inception (January 30, 1996) to October 10, 1997. All taxable income or loss was allocated to the members of DTS in accordance with the terms of the member agreement. Accordingly, no provision for income taxes has been made for the 1996 Period. DTS became a taxable entity for federal and state income tax purposes, effective with its conversion to a corporation on October 10, 1997.


Liquidity and Capital Resources

     DTS has required significant capital since its formation in order to acquire the rights to provide DIRECTV services and for the start up of its operations. DTS has financed acquisitions and its other capital needs through the proceeds received from the private sale of equity securities, the issuance of seller notes, through borrowings under the DTS Credit Facility and issuance of the DTS Notes. Cash flows from financing activities for the 1996 Period totaled approximately $27,873,000, including $9,400,000 borrowed under the DTS Credit Facility, approximately $32,000 from the issuance of installment notes, and approximately $18,441,000 from the sale of equity interests. In addition, DTS issued approximately $24,156,000 of seller notes during the 1996 Period to finance a portion of the purchase price for certain rural DIRECTV service territories which DTS acquired. Cash flows from financing activities during the 1997 Period totaled approximately $273,333,000, including approximately $88,269,000 borrowed under the DTS Credit Facility, approximately $344,000 from the issuance of installment notes, approximately $152,841,000, net of discounts, from the issuance of the DTS Notes, and approximately $31,879,000 from the sale of equity interests. In addition, DTS issued approximately $17,552,000 of seller notes during the 1997 Period to finance a portion of the purchase price for certain rural DIRECTV service territories which DTS acquired.

     DTS used proceeds from the financings during the 1996 Period (i) to consummate acquisitions of certain rural DIRECTV service territories for approximately $33,700,000, excluding adjustments recorded to reflect the discount of certain of DTS' seller notes at the 9% interest rate under the DTS Credit Facility at December 31, 1996, (ii) to pay approximately $3,150,000 in deposits toward acquisitions during the 1997 Period, (iii) to pay certain fees totaling approximately $3,516,000 incurred in conjunction with DTS' formation and fees associated with the DTS Credit Facility, (iv) to repay approximately $9,047,000 of seller notes and other notes payable, (v) for capital expenditures totaling approximately $386,000, and (vi) for operating cash needs totaling approximately $634,000. DTS used proceeds from the financings during the 1997 Period (i) to consummate acquisitions for approximately $107,143,000, excluding adjustments recorded to reflect the discount of certain of DTS' seller notes at the 9% interest rate under the DTS Credit Facility at December 31, 1996, (ii) to repay approximately $82,169,000 of borrowings under the DTS Credit Facility, (iii) to pay certain fees and expenses totaling approximately $9,650,000 associated with the procurement of debt financing, (iv) to repay approximately $6,202,000 of seller notes and other notes payable, (v) for capital expenditures totaling approximately $2,611,000, (vi) expenses incurred in connection with DTS' formation totaling approximately $1,259,000, and (vi) for operating cash needs totaling approximately $7,307,000.


     In conjunction with the acquisitions of the exclusive rights to provide DIRECTV services in certain areas of California, New Mexico, Colorado, New York, South Carolina and Georgia, DTS issued promissory notes totaling approximately $41,705,000 in favor of the sellers. The promissory notes accrue interest at per annum rates ranging from 3% to 15%. Notes with interest rates below 9% have been discounted to reflect the 9% interest rate under the DTS Credit Facility. One of the promissory notes carries a contingent payment amount, which is dependent upon the number of subscribers in DTS' California system at October 1, 1998. The amounts due under the terms of the contingent note were approximately $4,223,000 and $6,251,000 at December 31, 1996 and 1997, respectively.


     On July 30, 1997, DTS raised approximately $146.0 million, net of underwriting discount and expenses, through the issuance of $155.0 million of the Series A DTS Notes, which were sold in a transaction exempt from registration under the Securities Act. The DTS Notes mature in 2007 and bear interest at 12 1/2%, payable semi-annually on February 1 and August 1. DTS used the net proceeds to fund an interest escrow account for the first four semi-annual interest payments and to repay outstanding indebtedness under the DTS Credit Facility. On January 26, 1998, DTS exchanged the Series A DTS Notes with Series B DTS Notes registered under the Securities Act. The terms of the Series B DTS Notes are identical in all material respects (including principal amount, interest rate, maturity, security and ranking) to the terms of the Series A DTS Notes (which they replace), except that the Series B DTS Notes:
(i) bear a Series B designation, (ii) are registered under the Securities Act and, therefore, do not bear legends restricting their transfer, and (iii) are not entitled to certain registration rights and certain liquidated damages which were applicable to the Series A DTS Notes. The Series B DTS Notes are unconditionally guaranteed, on a senior subordinated basis, as to payment of principal, premium, if any, and interest, jointly and severally, by all direct and indirect subsidiaries of DTS (the "Guarantors"). The Guarantors consist of all of the subsidiaries of DTS, except DTS Capital, Inc., which is a co-issuer of the Series B DTS Notes and has no separate assets or operations. DTS does not have assets or operations apart from the assets and operations of its subsidiaries.


     In connection with the issuance of the DTS Notes, DTS amended and restated the DTS Credit Facility to provide for a revolving credit facility in the amount of $70.0 million, with a $50.0 million sublimit for letters of credit, and a $20.0 million term loan facility. The proceeds of the DTS Credit Facility, as amended, may be used (i) to refinance certain existing indebtedness, (ii) prior to December 31, 1998, to finance the acquisition of certain rural DIRECTV service territories and related costs and expenses, (iii) to finance capital expenditures of DTS and its subsidiaries and (iv) for general corporate purposes and the working capital needs of DTS and its subsidiaries.


     The $20.0 million term loan facility must be drawn no later than July 30, 1998, and any amounts not so drawn by that date will be cancelled. The term loan shall be repaid in 20 consecutive quarterly installments of $200,000 each commencing September 30, 1998 with the remaining balance due on July 30, 2003. Borrowings under the revolving credit facility established pursuant to the DTS Credit Facility will be available to DTS until July 31, 2003; however, if the then unused portion of the commitments exceeds $10.0 million on December 31, 1998, the commitments will be reduced on such date by an amount equal to the unused portion of such commitments minus $10.0 million. Thereafter, the commitments thereunder will reduce quarterly commencing on

September 30, 1999 at a rate of 3.50% through 1999, 5.75% in 2000, 7.0% in
2001, 9.0% in 2002 and 3.0% until June 30, 2003. All of the loans outstanding will be repayable on July 31, 2003. The making of each loan under the DTS Credit Facility will be subject to the satisfaction of certain conditions, including not exceeding a certain "borrowing base" based on the number of paying subscribers and households within the rural DIRECTV service territories served by DTS; maintaining minimum subscriber penetration throughout the term of the DTS Credit Facility; maintaining annualized contribution per paying subscriber throughout the term of the DTS Credit Facility based on net income plus certain sales, administrative and payroll expenses; maintaining a maximum ratio of total debt to equity beginning in the first quarter of 2000 and continuing throughout the term of the DTS Credit Facility; maintaining a maximum ratio of total senior debt to annualized operating cash flow and a ratio of total debt to annualized operating cash flow beginning in the first quarter of 2000 and continuing throughout the term of the DTS Credit Facility; maintaining a maximum ratio of total debt to adjusted annualized operating cash beginning in the first quarter of 1999 and continuing until the last quarter of 2000; and maintaining a maximum percentage of general and administrative expenses to revenues beginning in the first quarter of 1998 and continuing for the duration of the DTS Credit Facility. DTS is in compliance with those covenants with which it is required to comply as of the date of this Proxy Statement/Prospectus. In addition, the DTS Credit Facility provides that DTS will be required to make mandatory prepayments of the DTS Credit Facility from, subject to certain exceptions, the net proceeds of certain sales or other dispositions by DTS or any of its subsidiaries of material assets and with 50% of any excess operating cash flow with respect to any fiscal year after the fiscal year ending December 31, 1998.

     Borrowings by DTS under the DTS Credit Facility are unconditionally guaranteed by each of DTS' direct and indirect subsidiaries, and such borrowings are secured by (i) an equal and ratable pledge of all of the equity interests in DTS' subsidiaries, (ii) a first priority security interest in all of their assets, and (iii) a collateral pledge of DTS' NRTC Member Agreements.

     The DTS Credit Facility provides that DTS may elect that all or a portion of the borrowings under the DTS Credit Facility bear interest at a rate per annum equal to either (i) the CIBC Alternate Base Rate plus the Applicable Margin or (ii) the Eurodollar Rate plus the Applicable Margin. When applying the CIBC Alternate Base Rate with respect to borrowings pursuant to the revolving credit facility, the Applicable Margin will be (w) 2.25% per annum (when the ratio of total indebtedness of DTS to annualized operating cash flow (the "Leverage Ratio") is greater than or equal to 6.75 to 1.00), (x) 2.00% (when the Leverage Ratio is less than 6.75 to 1.00 but greater than or equal to 6.25 to 1.00), (y) 1.50% (when the Leverage Ratio is less than 6.25 to 1.00 but greater than or equal to 5.75 to 1.00) or (z) 1.25% (when the Leverage Ratio is less than 5.75 to 1.00). When applying the Eurodollar Rate with respect to borrowings pursuant to the revolving credit facility, the Applicable Margin will be (w) 3.50% per annum (when the Leverage Ratio is greater than or equal to 6.75 to 1.00), (x) 3.25% (when the Leverage Ratio is less than 6.75 to 1.00 but greater than or equal to 6.25 to 1.00), (y) 2.75% (when the Leverage Ratio is less than 6.25 to 1.00 but greater than or equal to 5.75 to 1.00) or (z) 2.50% (when the Leverage Ratio is less than 5.75 to 1.00). The Applicable Margin for borrowings pursuant to the term loan facility will be the Applicable Margin for borrowings pursuant to the revolving credit facility, plus 0.25%. As used herein, "CIBC Alternate Base Rate" means the higher of (i) CIBC's prime rate and (ii) the federal funds effective rate from time to time plus 1/2% per annum. As used herein, "Eurodollar Rate" means the rate at which eurodollar deposits for one, two, three and six months (as selected by DTS) are offered to CIBC in the interbank eurodollar market. The DTS Credit Facility will also provide that at any time when DTS is in default in the payment of any amount due thereunder, the principal of all loans made under the DTS Credit Facility will bear interest at 2% per annum above the rate otherwise applicable thereto and overdue interest and fees will bear interest at a rate of 2% per annum over the CIBC Alternative Base Rate.

     Pursuant to a recent amendment to the NRTC Member Agreements, DTS and all other NRTC Members whose monthly obligations to the NRTC have exceeded $500,000 in the past six months are required to keep and maintain in full force and effect a standby letter of credit in favor of the NRTC to secure their respective payment obligations to the NRTC under the NRTC Member Agreements. The amount of the letter of credit issued at the request of DTS pursuant to the DTS Credit Facility is equal to three times DTS' single largest monthly invoice from the NRTC, exclusive of amounts payable for DSS equipment purchased by DTS from the NRTC, or $6.28 million, and must be increased as DTS makes additional acquisitions of rural DIRECTV service territories and when DTS' obligations to the NRTC exceed the amount of the original letter of credit by 167%.

     DTS' cash and financing needs for 1998 and beyond will be dependent on DTS' level of subscriber growth and the related marketing costs to acquire new subscribers, and the working capital needs necessary to support such growth. During 1998, DTS has commitments totaling approximately $9.5 million to acquire additional contract rights, principal repayment obligations on its seller and installment notes totaling approximately $9.5 million, and commitments under various operating leases for office space and equipment. DTS expects to make capital expenditures of approximately $1.5 million during 1998. Capital expenditures will be primarily for leasehold improvements, furniture and equipment and software enhancements associated with DTS' centralized customer call center and the opening of retail stores. DTS plans to fund these obligations and operating cash requirements using borrowings under the DTS Credit Facility and cash generated from operations. At December 31, 1997, DTS had approximately $41 million of borrowings immediately available under the DTS Credit Facility. DTS believes that the available borrowings under the DTS Credit Facility will provide sufficient funds to enable DTS to make additional acquisitions and fund debt service and operations through the maturity date of the DTS Credit Facility in 2003. DTS believes that consummation of the Merger will not adversely affect the ability of DTS to fund debt service and operations through such period, provided the DTS Credit Facility is amended to permit the Merger to be consummated without an event of default (due to a change in control of DTS). Such an amendment is a condition to the closing of the Merger. Other future acquisitions by DTS may become less likely as a result of the Merger especially if such amendment to the DTS Credit Facility is conditioned upon a reduction in amounts available thereunder. The consummation of the Merger will also cause a Change of Control to occur under the DTS Indenture, and the issuers will be required to make an Offer to Purchase the DTS Notes at 101% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of purchase. DTS has entered into a commitment letter with CIBC Oppenheimer under which CIBC Oppenheimer agrees to purchase any and all DTS Notes tendered in response to the Offer to Purchase. CIBC Oppenheimer's commitment is subject to the execution of definitive documentation and customary closing conditions. If DTS and CIBC Oppenheimer are unable to agree on definitive documentation, or if DTS is unable to satisfy the closing conditions, DTS would attempt to make alternative arrangements. There can be no assurances that such alternative arrangements will be available or, if available, will be on terms satisfactory to DTS. DTS' business strategy contemplates additional acquisitions of rural DIRECTV service territories which will require additional capital. DTS' operations do not currently generate positive cash flow. While DTS anticipates funding any additional acquisitions through borrowings under the DTS Credit Facility, seller financing in connection with such acquisitions, additional debt and/or equity offerings and cash from operations, there can be no assurance that such funding would be available at the time of such acquisitions or available on favorable terms.



"Year 2000" Issues

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Year 2000 issue affects virtually all companies and organizations, including DTS. DTS, however, purchases customer authorization, billing services and centralized remittance processing services from the NRTC pursuant to the NRTC Member Agreements. The NRTC has informed DTS that the computer system which provides such services is Year 2000 compatible. While minor difficulties could arise by or at the Year 2000, DTS does not expect an adverse effect on DTS.

                            BUSINESS OF THE COMPANY


General

     Pegasus is a diversified company that operates in growing segments of the media and communications industries.

     The Company owns and operates five TV stations affiliated with Fox and has or plans to enter into LMAs to operate three television stations, two of which are to be affiliated with WB and one affiliated with UPN. The Company is the largest independent provider of DIRECTV. Giving effect to the Pending Pegasus DBS Acquisitions and the Merger, the Company will have the exclusive right to provide DIRECTV services to approximately 4.3 million U.S. television households in rural areas of 35 states serving a subscriber base, as of February 28, 1998, of approximately 318,000 DBS subscribers. The Company also provides cable service to approximately 43,000 subscribers in New England and Puerto Rico. On January 16, 1998 the Company entered into an agreement to sell its New England cable systems.


Acquisition Strategy

     The Company's acquisition strategy is to identify media and communications businesses exhibiting the following characteristics:

     Significant Revenue Growth Potential. The Company targets media segments whose revenues are growing (and in which it believes revenues will continue to grow) consistently at rates of growth exceeding that of the U.S. economy as a whole (as measured by gross domestic product).

     Fragmented Ownership. The Company targets media segments where ownership is fragmented and where it believes consolidation will result in benefits to consumers as well as improved profitability.

     Opportunity to Increase Market Share. The Company seeks to acquire or start companies within media segments whose market share can be significantly increased.

     Operating Leverage. The Company seeks businesses in media segments characterized by high levels of operating leverage and where Location Cash Flow margins rise with increases in revenues.


Operating Strategy

     The Company's operating strategy is designed to capitalize upon these business characteristics in order to generate consistent and significant increases in Location Cash Flow by:

     Aggressive Sales and Marketing. The Company builds aggressive sales and marketing organizations to enable it to significantly increase its market share.

     Careful Cost Controls. The Company maintains careful cost controls to capitalize upon the operating leverage intrinsic to its businesses.

     Focus on Cash Flow Growth. The Company rewards all of its employees for growth in Location Cash Flow through an innovative profit-sharing plan which it believes ensures that all employees of the Company are focused on the goal of consistent and significant increases in Location Cash Flow.


Multichannel Television

 DBS -- DIRECTV

     DIRECTV is a multichannel DBS programming service initially introduced to U.S. television households in 1994. DIRECTV currently offers in excess of 175 channels of near laser disc quality video and CD quality audio programming and transmits via three high-power Ku band satellites, each containing 16 transponders. As of December 31, 1997, there were approximately 3.2 million DIRECTV subscribers.

     The equipment required for reception of DIRECTV services (a DSS unit) includes an 18-inch satellite antenna, a digital receiver approximately the size of a standard VCR and a remote control, all of which are used with standard television sets. Each DSS receiver includes a "smart card" which is uniquely addressed to it. The smart card, which can be removed from the receiver, prevents unauthorized reception of DIRECTV services and retains billing information on pay-per-view usage, which information is sent at regular intervals from the DSS receiver telephonically to DIRECTV's authorization and billing system. DSS units also enable subscribers to receive United States Satellite Broadcasting Company, Inc. ("USSB") programming. USSB is a DBS service whose programming consists of 28 channels of video programming transmitted via five transponders it owns on DIRECTV's first satellite. USSB primarily offers Time Warner and Viacom premium satellite programming services, such as multiple channels of HBO and Showtime, which are not available through DIRECTV but which are generally complementary to DIRECTV programming.

     The commercial launch of DSS equipment, which was introduced in 1994, is widely regarded as the most successful major consumer electronics product launch in U.S. history, eclipsing the television, the VCR and the compact disc player. DSS equipment is now produced by major manufacturers under the brand names RCA, GE, ProScan, Sony, Hughes, Panasonic, Hitachi, Toshiba, Uniden, Magnavox, Sanyo, Samsung, Daewoo and Memorex. DSS equipment is currently sold through over 30,000 retail outlets throughout the U.S. for prices typically ranging from $149 to $299, depending upon the generation of the equipment, the level of features and the retail outlet. Prices for DSS equipment have declined consistently since introduction, thereby further stimulating demand for DIRECTV services.

     The Company believes that DIRECTV services are superior to those provided by other DTH service providers. The Company believes DIRECTV's extensive programming, including up to 60 channels of pay-per-view movies and events, various sports packages and the exclusive NFL Sunday Ticket(TM), will continue to contribute to the growth of DIRECTV's subscriber base and DIRECTV's market share for DTH services in the future. In addition, the Company believes that DIRECTV's national marketing campaign provides the Company with significant marketing advantages over other DTH competitors. DIRECTV's share of current DBS and medium power DTH subscribers was approximately 51% as of December 31, 1997, and DIRECTV obtained approximately 50% of all new subscribers to DBS and medium power DTH services for each calendar quarter in 1996, despite the entrance of two new competitors in the DTH marketplace. During the year ended December 31, 1997, DIRECTV added 832,000 new subscribers (net of churn), which was a greater increase than any other DBS provider and accounted for approximately 46% of all new DBS subscribers. Although DIRECTV's share of new subscribers can be expected to decline as existing and new DTH providers aggressively compete for new subscribers, the Company expects DIRECTV to remain the leading provider of DBS and medium power DTH services in an expanding market.


     Business Strategy

     As the exclusive provider of DIRECTV services in its purchased territories, the Company provides a full range of services, including installation and authorization for new subscribers as well as billing, collections and customer service support for existing subscribers. The Company's operating strategy in DBS is to (i) establish strong relationships with retailers, (ii) build its own direct sales and distribution channels and
(iii) develop local and regional marketing and promotion to supplement DIRECTV's national advertising.

     As of February 28, 1998, after giving effect to the Pending Pegasus DBS Acquisitions and the Merger, the Company would have served approximately 318,000 DBS subscribers representing a penetration rate of approximately 7.4%. There are approximately 38 million U.S. television households in rural areas, of which approximately nine million are located in exclusive service territories operated by members and affiliate members of the NRTC. Penetration of DBS for the industry as a whole is currently estimated at 12% in rural areas, and DIRECTV subscribers account for approximately 51% of all DBS subscribers. The Company anticipates continued growth in subscribers and operating profitability in DBS through increased penetration of DIRECTV territories it currently owns and through additional acquisitions. As of February 28, 1998, the Company's DIRECTV subscribers generated revenues of approximately $41 per month at an average gross margin of 38%, after deducting variable expenses. The Company's other expenses consist of regional sales costs, advertising and promotion, and commissions and subsidies incurred to build its growing base of subscribers and overhead costs which are predominantly fixed.

     The Company believes that there is an opportunity for additional growth through the acquisition of DIRECTV territories held by the approximately 165 NRTC members and affiliate members, which are the only independent providers of DIRECTV services. NRTC territories represent approximately 23% of DIRECTV's 3.2 million current subscribers. As the largest independent provider of DIRECTV services, the Company believes that it is well positioned to achieve economies of scale through the acquisition of DIRECTV territories held by NRTC members and other affiliate members. However, the Company also believes that other well-financed organizations will seek to acquire DIRECTV territories held by other NRTC members and affiliate members, which the Company expects will increase acquisition prices. See "RISK FACTORS -- Risk Factors Relating to the Company's Business -- Risks Attendant to Acquisition Strategy."


     The Company's DBS Operations

     After giving effect to the Pending Pegasus DBS Acquisitions and the Merger, the Company will own, through agreements with the NRTC, the exclusive right to provide DIRECTV services in certain rural areas of 35 states. The Company is the largest independent provider of DIRECTV services not affiliated with Hughes. Set forth below is certain information with respect to the Company's DIRECTV territories and territories to be acquired upon completion of the Pending Pegasus DBS Acquisitions and the Merger.



         DIRECTV               Total       Homes Not      Homes
                             Homes in      Passed by    Passed by
        Territory          Territory(1)      Cable       Cable(2)
------------------------  --------------  -----------  -----------
Owned:
 Central ...............       347,556       121,216      226,340
 Midwest ...............       566,847       143,180      423,667
 Northeast .............       732,882       143,210      589,672
 Southeast .............       418,368       126,472      291,896
 West ..................       117,141        36,002       81,139
                               -------       -------      -------
  Total Owned ..........     2,182,794       570,080    1,612,714
                             =========       =======    =========
To be Acquired:
 Central ...............       456,267       109,312      346,955
 Midwest ...............       135,774        27,096      108,678
 Northeast .............       310,820       105,860      204,960
 Southeast .............       855,291       278,863      576,428
 West ..................       369,378        73,224      296,154
                             ---------       -------    ---------
  Total Pending
  DBS Acquisitions .....     2,127,530       594,355    1,533,175
                             =========       =======    =========
   Total ...............     4,310,324     1,164,435    3,145,889
                             =========     =========    =========


                                                                                Monthly
                                                                                Average
         DIRECTV              Total                                             Revenue
                           Subscribers    Monthly        Penetration              Per
        Territory              (3)         Total      Cabled     Uncabled    Subscriber(4)
------------------------  -------------  ---------  ----------  ----------  --------------
Owned:
 Central ...............      25,793      7.4%      16.3%       2.7%
 Midwest ...............      35,940      6.3       18.6        2.2
 Northeast .............      36,142      4.9       18.9        1.5
 Southeast .............      33,937      8.1       22.5        1.9
 West ..................       8,988      7.7       16.9        3.6
                              ------     ----       -----       ----
  Total Owned ..........     140,800      6.5%      18.9%       2.0%        $ 40.68
                             =======     ====       =====       ====        =======
To be Acquired:
 Central ...............      36,867      8.1%      28.2%       1.7%
 Midwest ...............      13,645     10.0       30.9        4.8
 Northeast .............      35,275     11.3       30.1        1.7
 Southeast .............      60,162      7.0       17.3        2.1
 West ..................      31,147      8.7       29.3        3.3
                             -------     ----       -----       ----
  Total Pending
  DBS Acquisitions .....     177,096      8.4       23.7%       2.4%        $ 42.24
                             =======     ====       =====       ====        =======
   Total ...............     317,896      7.4%      21.4%       2.2%        $ 41.55
                             =======     ====       =====       ====        =======

------------
(1) Total homes in territory extracted from demographic data obtained from Claritas, Inc. Does not include business locations. Includes approximately 277,000 seasonal residences.
(2) A home is deemed to be "passed" by cable if it can be connected to the distribution system without any further extension of the cable distribution plant. Does not include business locations. Includes approximately 202,000 seasonal residences.
(3) As of February 28, 1998.
(4) Based upon December 1997 revenues and weighted average December 1997 subscribers.


     Pending Pegasus DBS Acquisitions


     As of March 12, 1998, without giving effect to the Merger, the Company has entered into either letters of intent or definitive agreements to acquire DIRECTV distribution rights and related assets from 14 independent providers of DIRECTV services, which have exclusive DIRECTV service territories in certain rural portions of six states and whose territories include, in the aggregate, approximately 339,000 television households (including 29,000 seasonal residences), 50,000 business locations and 37,000 subscribers. In the aggregate, the consideration for the Pending Pegasus DBS Acquisitions amounts to approximately $64.1 million and consists of $52.9 million of cash, $10.3 million in promissory notes and $854,000 in shares of Class A Common Stock. All of the Pending Pegasus DBS Acquisitions are subject to the negotiation of definitive agreements, if not already entered into, and all are subject, among other conditions, to the prior approval of Hughes and the NRTC, if not already obtained. In addition to these conditions, each of the Pending Pegasus DBS Acquisitions is also expected to be subject to conditions typical in acquisitions of this nature, certain of which conditions like the Hughes and NRTC consents, may be beyond the Company's control. There can be no assurance that definitive agreements will be entered into with respect to all of the Pending Pegasus DBS Acquisitions or, if entered into, that all or any of the Pending Pegasus DBS Acquisitions will be completed. See "RISK FACTORS -- Risk Factors Relating to the Company's Business -- Risks Attendant to Acquisitions Strategy."


     DIRECTV Programming

     DIRECTV programming includes (i) cable networks, broadcast networks and audio services available for purchase in tiers for a monthly subscription, (ii) premium services available a la carte or in tiers for a monthly subscription,
(iii) sports programming (including regional sports networks and seasonal college and major professional league sports packages) available for a yearly, seasonal or monthly subscription and (iv) movies and events available for purchase on a pay-per-view basis. Satellite and premium services available a la carte or for a monthly subscription are priced comparably to cable. Pay-per-view movies are $2.99 per movie. Movies recently released for pay-per-view are available for viewing on multiple channels at staggered starting times so that a viewer generally would not have to wait more than 30 minutes to view a particular pay-per-view movie.


     Distribution, Marketing and Promotion

     In general, subscriptions to DIRECTV programming are offered through commissioned sales representatives who are also authorized by the manufacturers to sell DSS units. DIRECTV programming is offered (i) directly through national retailers (e.g., Sears, Circuit City and Best Buy) selected by DIRECTV, (ii) through consumer electronics dealers authorized by DIRECTV to sell DIRECTV programming, (iii) through satellite dealers and consumer electronics dealers authorized by regional sales management agents ("SMAs") selected by DIRECTV, and (iv) through members and affiliate members of the NRTC who, like the Company, have agreements with the NRTC to provide DIRECTV services. All programming packages currently must be authorized by the Company in its service areas.

     The Company markets DIRECTV programming services and DSS units in its distribution area in separate but overlapping ways. In residential market segments where authorized DSS dealers offer the purchase, inventory and sale of the DSS unit, the Company seeks to develop close, cooperative relationships with these dealers and provides marketing, subscriber authorization, installation and customer service support. In these circumstances, the dealer earns a profit on the sale of the DSS unit and from a commission payable by the Company for the sale of DIRECTV programming, while the Company may receive a profit from a subscriber's initial installation and receives the programming service revenues payable by the subscriber.

     The Company has also developed a network of its own sales agents ("Programming Sales Agents") from among local satellite dealers, utilities, cable installation companies, retailers and other contract sales people or organizations. Programming Sales Agents earn commissions on the lease or sale of DSS units, as well as on the sale of DIRECTV programming.


     Late in 1996, the Company launched a "$299 Installed" promotion, which provided an all-inclusive, low-cost entry to DIRECTV. The components of the promotion are such that consumers may purchase a base model DSS unit for only $199, and receive a professional installation for $100 without any prepaid programming commitments. In the first quarter of 1997, the Company separated the "$299 Installed" promotion and, through its dealer network, offered a $199 equipment retail price, allowing consumers to purchase the equipment exclusive of a professional installation. The customer was, however, obligated to maintain 12 consecutive months of any Total Choice package, paid monthly. Effective October 1, 1997, the Company dropped this customer programming commitment. Dealers that participate in this promotion are not paid commissions, but are provided the equipment at no charge.


     The Company also continues to introduce new promotions each quarter, such as our "Silver Screen Sensation" promotion, in the fourth quarter of 1997 and "Let Pegasus Take You to the Movies" promotion in the first quarter of 1998. These promotions are designed to offer consumers incentives unmatched by competing DBS services and to emphasize the value of DIRECTV's unique complement of pay-per-view movies, sports and entertainment.

     The Company seeks to identify and target market segments within its service area in which it believes DIRECTV programming services will have strong appeal. Depending upon their individual circumstances, potential subscribers may subscribe to DIRECTV services as a source of multichannel television where no other source currently exists, as a substitute for existing cable service due to its high price or poor quality or as a source of programming which is not available via cable but which is purchased as a supplement to existing cable service. The Company seeks to develop promotional campaigns, marketing methods and distribution channels designed specifically for each market segment.


     The Company's primary target market consists of residences which are not passed by cable or which are passed by older cable systems with fewer than 40 channels. After giving effect to the Pending Pegasus DBS Acquisitions and the Merger, the Company estimates that out of its total 4.3 million television households in its exclusive DIRECTV territories that approximately 1.2 million television households are not passed by cable and approximately 1.7 million television households are passed by older cable systems with fewer than 40 channels. The Company actively markets DIRECTV services as a primary source of television programming to potential subscribers in this market segment since the Company believes that it will achieve its largest percentage penetration in this segment.


     The Company also targets potential subscribers who are likely to be attracted by specific DIRECTV programming services. This market segment includes (i) residences in which a high percentage of the viewing is devoted to movie rentals or sports, (ii) residences in which high fidelity audio or video systems have been installed and (iii) commercial locations (such as bars, restaurants, hotels and private offices) which currently subscribe to pay television or background music services. After giving effect to the Pending Pegasus DBS Acquisitions and the Merger, the Company estimates that its exclusive DIRECTV territories will contain approximately 479,000 commercial locations.


     The Company also targets seasonal residences in which it believes that the capacity to start and discontinue DIRECTV programming seasonally or at the end of a rental term has significant appeal. These subscribers are easily accommodated on short notice without the requirement of a service call because DIRECTV programming is a fully "addressable" digital service. After giving effect to the Pending Pegasus DBS Acquisitions and the Merger, the Company estimates that its exclusive DIRECTV territories will contain approximately 277,000 seasonal residences in this market segment.


     Additional target markets include apartment buildings, multiple dwelling units and private housing developments. RCA/Thomson has begun commercial sales of DSS units designed specifically for use in such locations.


     The Company benefits from national promotion expenditures incurred by DIRECTV, USSB and licensed manufacturers of DSS, such as RCA/Thomson and Sony, to increase consumer awareness and demand for DIRECTV programming and DSS units. The Company benefits as well from national, regional and local advertising placed by national retailers, satellite dealers and consumer electronics dealers authorized to sell DIRECTV programming and DSS units. The Company also undertakes advertising and promotion cooperatively with local dealers designed for specific market segments in its distribution area, which are placed through local newspapers, television, radio and yellow pages. The Company supplements its advertising and promotion campaigns with direct mail, telemarketing and door-to-door direct sales.


     Cable


 Business Strategy


     The Company operates cable systems whose revenues and Location Cash Flow it believes can be increased with limited increases in fixed costs. In general, the Company's cable systems (i) have the capacity to offer in excess of 50 channels of programming, (ii) are "addressable" and (iii) serve communities where off-air reception is poor. The Company's business strategy in cable is to achieve revenue growth by (i) adding new subscribers through improved signal quality, increases in the quality and the quantity of programming, housing growth and line extensions and (ii) increasing revenues per subscriber through new program offerings and rate increases. The Company emphasizes the development of strong engineering management and the delivery of a reliable, high-quality signal to subscribers. The Company adds new programming (including new cable services, premium services and pay-per-view movies and events) and invests in additional channel capacity, improved signal delivery and line extensions to the extent it believes that it can add subscribers at a low incremental fixed cost.


     The Company believes that significant opportunities for growth in revenues and Location Cash Flow exist in Puerto Rico from the delivery of traditional cable services. Cable penetration in Puerto Rico averages 34% (versus a U.S. average of 65% to 70%). The Company believes that this low penetration is due principally to the limited amount of Spanish language programming offered on Puerto Rico's cable systems. In contrast, Spanish language programming represents virtually all of the programming offered by television stations in Puerto Rico. The Company believes that cable penetration in its Puerto Rico cable systems will increase over the next five years as it substitutes Spanish language programming for much of the English language cable programming currently offered. The Company may also selectively expand its presence in Puerto Rico.


 The Cable Systems


     The following table sets forth general information for the Company's cable systems.



                         Channel         Homes in        Homes Passed
    Cable Systems       Capacity    Franchise Area(1)     by Cable(2)
---------------------  ----------  -------------------  --------------
Puerto Rico .........  62                110,700             81,700
New England .........   (6)               22,900             22,500
                       ----              -------             ------
Total ...............                    133,600            104,200
                                         =======            =======



                             Basic         Basic Service         Average Monthly
    Cable Systems       Subscribers(3)    Penetration(4)    Revenue per Subscriber(5)
---------------------  ----------------  ----------------  --------------------------
Puerto Rico .........      28,100              34%         $ 33.56
New England .........      15,100              67%         $ 35.38
                           ------              --          -------
Total ...............      43,200              41%         $ 34.20
                           ======              ==          =======

------------

(1) Based on information obtained from municipal offices.
(2) These data are the Company's estimates as of December 31, 1997.
(3) A home with one or more television sets connected to a cable system is counted as one basic subscriber. Bulk accounts (such as motels or apartments) are included on a "subscriber equivalent" basis whereby the total monthly bill for the account is divided by the basic monthly charge for a single outlet in the area. This information is as of February 28, 1998.
(4) Basic subscribers as a percentage of homes passed by cable.

(5) Based upon February 1998 revenues and average February 1998 subscribers.

(6) The channel capacities of the New England cable systems are 40, 50 and 64, and represent approximately 24%, 8% and 68% of the Company's New England cable subscribers, respectively.

 Puerto Rico Cable System


     The Company's Puerto Rico cable system serves franchised areas of approximately 111,000 households consisting of the port city of Mayaguez and ten contiguous communities, eight of which are currently served by the Company's Puerto Rico cable system. At February 28, 1998, the system had approximately 28,100 subscribers. The Company consolidated the headends, offices, billing systems, channel lineup and rates of the two separate franchised areas in May 1997. The consolidated system consists of one headend passing approximately 82,000 homes with 740 miles of plant. The system currently offers 62 channels of programming and has a 62 channel capacity. The Company anticipates that the system consolidation will result in significant expense savings and will also enable it to increase revenues in the upgraded franchised area from the addition of pay-per-view movies, additional programming (including Spanish language channels) and improvements in picture quality. The Company is also in the process of expanding the system to pass an additional 8,950 homes.


 New England Cable Systems


     The Company's New England cable systems consist of five headends serving 13 towns in Connecticut and Massachusetts. At February 28, 1998, these systems had approximately 15,100 subscribers. New England cable systems historically have had higher than national average basic penetration rates due to the region's higher household income levels and poor off air reception. The Company's systems offer addressable converters to all premium and pay-per-view customers, which allow the Company to activate these services without the requirement of a service call. The Massachusetts system was acquired in June 1991 (with the exception of the North Brookfield, Massachusetts cable system, which was acquired in July 1992), and the Connecticut system was acquired in August 1991.

     On January 16, 1998, the Company entered into an agreement to sell its New England cable systems to Avalon Cable of New England, L.L.C. for a purchase price of at least $28 million and not more than $31 million, based on the systems' cash flow for the trailing 12 months prior to closing, multiplied by nine. The completion of the New England Cable Sale is subject to the prior approval of the local franchising authorities and other conditions typical in transactions of this nature, certain of which are beyond the Company's control. It is anticipated that the New England Cable Sale will be consummated in 1998. There can be no assurance that this sale will be consummated on the terms described herein or at all.


TV


 Business Strategy

     The Company's operating strategy in television is focused on (i) developing strong local sales forces and sales management to maximize the value of its stations' inventory of advertising spots, (ii) improving the stations' programming, promotion and technical facilities in order to maximize their ratings in a cost-effective manner and (iii) maintaining strict control over operating costs while motivating employees through the use of incentive plans, which rewards Company employees in proportion to annual increases in Location Cash Flow.

     The Company seeks to maximize demand for each station's advertising inventory and thereby increase its revenue per spot. Each station's local sales force is provided incentive to attract first-time television advertisers as well as provide a high level of service to existing advertisers. Sales management seeks to "oversell" the Company's share of the local audience. A television station oversells its audience share if its share of its market's television revenues exceeds its share of the viewing devoted to all stations in the market. The Company's stations have generally achieved oversell ratios ranging from 110% to 200%. The Company recruits and develops sales managers and salespeople who are aggressive, opportunistic and highly motivated.

     In addition, the Company seeks to make cost-effective improvements in its programming, promotion and transmitting and studio equipment in order to enable its stations to increase audience ratings in its targeted demographic segments.


     In purchasing programming, the Company seeks to avoid competitive program purchases and to take advantage of group purchasing efficiencies resulting from the Company's ownership of multiple stations. The Company also seeks to counter-program its local competitors in order to target specific audience segments which it believes are underserved.

     The Company utilizes its own market research together with national audience research from its national advertising sales representative and program sources to select programming that is consistent with the demographic appeal of its network affiliates, the tastes and lifestyles characteristic of the Company's markets and the counter-programming opportunities it has identified. Examples of programs purchased by the Company's stations include "Home Improvement," "Drew Carey," "Friends," "Third Rock from the Sun," "Seinfeld," "The Simpsons," "Mad About You," and "Frasier" (off-network); "Star
Trek: The Next Generation" and "Baywatch" (syndication); and "Jenny Jones," "Rosie O'Donnell," and various game shows (first run). In addition, the Company's stations purchase children's programs to complement the Fox Children's Network's and WB Kids' Monday through Saturday programs. Each of the Company's stations is its market leader in children's viewing audiences, with popular syndicated programming such as Disney's "Aladdin" and "Gargoyles" complementing childrens programs such as the "Mighty Morphin Power Rangers," "Tiny Tune Adventures," "Batman and Robin," and "R.L. Stine's Goosebumps."

     The Company's acquisition strategy in television seeks to identify stations in mid-size markets which have no more than four separately operated competitive commercial television stations licensed to them and which have a stable and diversified economic base. The Company has focused upon these markets because it believes that they have exhibited consistent and stable increases in local advertising and that television stations in them have fewer and less aggressive direct competitors. In these markets, the Company seeks television stations whose revenues and market revenue share can be substantially improved with limited increases in their fixed costs.

     The Company is actively seeking to acquire additional stations in new markets and to enter into LMAs with owners of stations or construction permits in markets where it currently owns and operates television stations. The Company has purchased or launched TV stations affiliated with the "emerging networks" of Fox, WB and UPN, because, while affiliates of these networks generally have lower revenue shares than stations affiliated with ABC, CBS and NBC, the Company believes that they will experience growing audience ratings and therefore afford the Company greater opportunities for increasing their revenue share. The Company is pursuing expansion in its existing markets through LMAs because LMAs provide additional opportunities for increasing revenue share with limited additional operating expenses. However, the FCC is considering proposals which, if adopted by the FCC, could prohibit the Company from expanding in its existing markets through LMAs and require the Company to modify or terminate its existing LMAs. The Company has or plans to enter into LMAs to program two stations as affiliates of WB and has entered into an LMA to program an additional station as an affiliate of UPN.


 The Stations


     The following table sets forth general information for each of the Company's stations.



                          Acquisition        Station           Market
       Station                Date         Affiliation          Area         DMA
---------------------  -----------------  -------------  -----------------  -----
WWLF-56/
WILF-53 (6) .........  May 1993                 Fox      Northeastern PA      47
WOLF-38 (6) .........  (6)                     WB        Northeastern PA      47
WPXT-51 .............  January 1996             Fox      Portland, ME         79
WPME-35 (7) .........  (7)                     UPN       Portland, ME         79
WDSI-61 .............  May 1993                 Fox      Chattanooga,         82
                                                         TN
WDBD-40 .............  May 1993                 Fox      Jackson, MS          91
WTLH-49/
WFXU (8) ............  March 1996               Fox      Tallahassee, FL     116
WGFL-53 (9) .........  (9)                     WB        Gainesville, FL     167

                            Number
                            of TV                                                          Oversell
       Station          Households(1)    Competitors(2)      Prime(3)        Access(4)     Ratio(5)
---------------------  ---------------  ----------------  --------------  --------------  ---------
WWLF-56/
WILF-53 (6) .........     566,000              3                 4               2(tie)       170%
WOLF-38 (6) .........     566,000              3             N/A             N/A             N/A
WPXT-51 .............     353,000              3                 3(tie)          4            119%
WPME-35 (7) .........     353,000              3             N/A             N/A             N/A
WDSI-61 .............     332,000              4                 4               3(tie)       164%
WDBD-40 .............     298,000              3                 2(tie)          2            124%
WTLH-49/
WFXU (8) ............     221,000              3                 2               2(tie)       118%
WGFL-53 (9) .........     101,000              2             N/A             N/A             N/A

------------
(1) Represents total homes in a DMA for each television station as estimated by Broadcast Investment Analysts ("BIA").
(2) Commercial stations not separately operated by the Company which are licensed to and operating in the DMA.
(3) "Prime" represents local station rank in the 18 to 49 age category during "prime time" based on A.C. Nielsen Company ("Nielsen") estimates for May 1997.
(4) "Access" indicates local station rank in the 18 to 49 age category during "prime time access" (6:00 p.m. to 8:00 p.m.) based on Nielsen estimates for May 1997.
(5) The oversell ratio is the station's share of the television market net revenue divided by its in-market commercial audience share. The oversell ratio is calculated using 1996 BIA market data and 1996 Nielsen audience share data.
(6) WOLF,WILF and WWLF are currently simulcast. Assuming receipt of certain FCC approvals and no adverse change in current FCC regulatory rulings or requirements, the Company intends to sell WOLF to another entity not owned or controlled by the Company, and then separately to program WOLF pursuant to an LMA as an affiliate of WB. See "CERTAIN TRANSACTIONS -- Relationship with KB Prime Media and Affiliated Entities."
(7) The Company began programming WPME in August 1997 pursuant to an LMA as an affiliate of UPN.
(8) The Company has an agreement to program WFXU pursuant to an LMA. It is anticipated that WFXU will simulcast the programming of WTLH commencing in April 1998.
(9) The Company began programming WGFL in October 1997 pursuant to an LMA as an affiliate of WB.


 Northeastern Pennsylvania


     Northeastern Pennsylvania is the 47th largest DMA in the U.S. comprising 17 counties in Pennsylvania with a total of 566,000 television households and a population of 1,473,000. In the past, the economy was primarily based on steel and coal mining, but in recent years has diversified to emphasize manufacturing, health services and tourism. In 1996, annual retail sales in this market totaled approximately $12.0 billion and total television advertising revenues in the Northeastern Pennsylvania DMA increased 7.5% from approximately $44.0 million to approximately $47.3 million. Northeastern Pennsylvania is the only one among the top 50 DMAs in the country in which all television stations licensed to it are UHF. In addition to WOLF, WWLF and WILF, which are licensed to Scranton, Hazelton and Williamsport, respectively, there are three commercial stations and one educational station operating in the Northeastern Pennsylvania DMA. The Northeastern Pennsylvania DMA also has an allocation for an additional channel, which is not operational.

 Portland, Maine

     Portland is the 79th largest DMA in the U.S., comprising 12 counties in Maine, New Hampshire and Vermont with a total of 353,000 television households and a population of 911,000. Portland's economy is based on financial services, lumber, tourism, and its status as a transportation and distribution gateway for central and northern Maine. In 1996, annual retail sales in the Portland market totaled approximately $9.3 billion and the total television revenues in this market increased 7.7% from approximately $41.6 million to approximately $44.8 million. In addition to WPXT, there are four VHF and two UHF stations authorized in the Portland DMA, including one VHF and two UHF educational stations. The Portland DMA has allocations for five other UHF stations, four of which are educational.

     The Company entered into agreements with the holder of a construction permit for a new TV station, WPME, licensed to Lewiston, Maine and operating in the Portland, Maine DMA. As part of the agreements, the Company entered into an LMA (the "Portland LMA") to provide the station with programming and retain the advertising revenue in exchange for a fee paid to the owner. The Company also provides certain equipment for the station which is leased to the licenseee during the term of the LMA. The Company has certain rights to acquire the station in the future. WPME commenced operations on August 1, 1997.

 Chattanooga, Tennessee

     Chattanooga is the 82nd largest DMA in the U.S., comprising 18 counties in Tennessee, Georgia, North Carolina and Alabama with a total of 332,000 television households and a population of 865,000. Chattanooga's economy is based on insurance and financial services in addition to manufacturing and tourism. In 1996, annual retail sales in the Chattanooga market totaled approximately $7.9 billion and total television revenues in this market increased 8.3% from approximately $38.5 million to approximately $41.7 million. In addition to WDSI, there are three VHF and four UHF stations operating in the Chattanooga DMA, including one religious and two educational stations.

 Jackson, Mississippi

     Jackson is the 91st largest DMA in the U.S., comprising 24 counties in central Mississippi with a total of 298,000 television households and a population of 832,000. Jackson is the capital of Mississippi and its economy reflects the state and local government presence as well as agriculture and service industries. Because of its central location, it is also a major transportation and distribution center. In 1996, annual retail sales in the greater Jackson market totaled approximately $6.5 billion and total television revenues in the market increased 6.9% from approximately $36.0 million to approximately $38.5 million. In addition to WDBD, there are two VHF and two UHF television stations operating in the Jackson DMA, including one educational station. The Jackson DMA also has an allocation for an additional television channel which is not operational.

  Tallahassee, Florida


     The Tallahassee DMA is the 116th largest in the U.S. comprising 18 counties in northern Florida and southern Georgia with a total of 221,000 television households and a population of 599,000. Tallahassee is the state capital of Florida and its major industries include state and local government as well as firms providing commercial service to North Florida's cattle, lumber, tobacco and farming industries. In 1996, annual retail sales in this market totaled approximately $4.4 billion and total television advertising revenues increased 7.0% from approximately $19.9 million in 1995 to approximately $21.3 million. In addition to WTLH, which is licensed to Bainbridge, Georgia, there are two VHF and two UHF television stations operating in the Tallahassee DMA, including one educational VHF station. An additional station licensed to Valdosta, Georgia broadcasts from a transmission facility located in the Albany, Georgia DMA. The Tallahassee DMA has allocations for four UHF stations that are not operational, one of which is educational.


     In March 1996, the Company acquired the principal tangible assets of WTLH and in August 1996, the Company acquired WTLH's FCC licenses and its Fox affiliation agreements. The Company has filed an application which will enable the Company to move WTLH's tower and transmitter facilities to a site closer to Tallahassee and to increase its tower height and power. The Company intends to relocate WTLH's transmitter and tower in 1998 to increase its audience coverage in the Tallahassee market subject to FCC approval. In August 1996, the Company also acquired the license for translator station W53HI, Valdosta, Georgia. In October 1996, the FCC consented to the assignment of the construction permit for translator station W13BO, Valdosta, Georgia. Special temporary authorities have been granted by the FCC for continued operation of both translators at relocated facilities. Such authorities expire September 5, 1998.


     In May 1997, the Company signed an agreement by which it received an option to acquire the construction permit for unbuilt TV station WFXU, Live Oak, Florida, and an LMA to program the station once it has been constructed. The Company will construct the station and lease the facilities to the licensee during the term of the LMA. The Company intends to assign its option to another entity who will exercise that option and, if approved by the FCC, acquire the station's license. The Company plans to operate the station pursuant to the LMA. See CERTAIN TRANSACTIONS -- Relationship with KB Prime Media and Affiliated Entities." Pursuant to the LMA, it is anticipated that WFXU will rebroadcast WTLH. The WFXU construction permit was to expire on November 1, 1997, however the holder of the construction permit received extensions, from the FCC, of this permit until July 15, 1998. If construction is not complete by July 15, 1998, it will need to seek another extension. If that extension were to be denied by the FCC, the station could not be constructed or programmed by the Company.


 Gainesville, Florida


     The Gainesville DMA is the 167th largest in the U.S., comprising four counties in northern Florida with a total of 101,000 television households and a population of 257,000. Gainesville is the home of the Gainesville campus of the University of Florida and its economy reflects the educational institution's presence as well as that of healthcare and other service industries. In 1996, annual retail sales in this market totaled approximately $2.0 billion and total television advertising revenues increased 7.7% from approximately $13.0 million to approximately $14.0 million. In addition to WGFL, there is one VHF station and two UHF stations operating in the Gainesville DMA, including one VHF educational station. The Gainesville DMA has allocations for two additional UHF stations that are not operational, one of which is religious.


     The Company entered into agreements with the holder of a construction permit for WGFL, a new TV station licensed to High Springs, Florida and operating in the Gainesville market. As part of these agreements, the Company has entered into an LMA (the "Gainesville LMA") to provide the station with programming and retain the advertising revenue in exchange for a fee paid to the owner of the station. The Company also provides certain equipment for the station, which is leased to the licensee during the LMA term. The Company has certain rights to acquire the license in the future. WGFL commenced operations pursuant to the LMA on October 17, 1997.


Recent and Pending Transactions


  Completed Sale


     Effective January 31, 1997, the Company sold substantially all the assets of its New Hampshire cable system to State Cable TV Corporation for approximately $6.9 million in cash, net of certain selling costs. The Company recognized a gain on the transaction of approximately $4.5 million.


  Completed Acquisitions



     On January 31, 1997, the Company acquired, from an independent DIRECTV provider, the rights to provide DIRECTV programming in certain rural areas of Indiana and the related assets and liabilities in exchange for approximately $8.8 million in cash and 466,667 shares of Pegasus' Class A Common Stock.



     On February 14, 1997, the Company acquired, from an independent DIRECTV provider, the rights to provide DIRECTV programming in certain rural areas of Mississippi and the related assets in exchange for approximately $14.8 million in cash.


     As of March 10, 1997, the Company acquired, from two independent DIRECTV providers, the rights to provide DIRECTV programming in certain rural areas of Arkansas, Virginia and West Virginia and the related assets in exchange for approximately $10.4 million in cash, $200,000 in assumed liabilities, $3.0 million in preferred stock of a subsidiary of Pegasus and warrants to purchase a total of 283,969 shares of Pegasus' Class A Common Stock. The $3.0 million in preferred stock of a subsidiary of Pegasus has been accounted for as a minority interest.

     As of April 9, 1997, the Company acquired, from an independent DIRECTV provider, the rights to provide DIRECTV programming in certain rural areas of Georgia and the related assets in exchange for approximately $3.3 million in cash, $143,000 in assumed liabilities, 42,187 shares of Pegasus' Class A Common Stock, and a $600,000 obligation, payable over four years, for consultancy and non-compete agreements.

     As of May 9, 1997, the Company acquired, from four independent DIRECTV providers, the rights to provide DIRECTV programming in certain rural areas of Colorado, Florida, Maryland, Minnesota, Nevada, New Hampshire, Oklahoma, Texas, Virginia, Washington, Wisconsin and Wyoming and the related assets in exchange for approximately $18.6 million in cash, $502,000 in assumed liabilities, a $350,000 note due January 1998, $200,000 of Pegasus' Class A Common Stock, and $600,000 in cash for consultancy and non-compete agreements.


     As of July 9, 1997, the Company acquired, from two independent DIRECTV providers, the rights to provide DIRECTV programming in certain rural areas of Ohio and Texas and the related assets in exchange for approximately $17.4 million in cash and $503,000 in assumed liabilities.

     As of August 8, 1997, the Company acquired, from four independent DIRECTV providers, the rights to provide DIRECTV programming in certain rural areas of Indiana, Minnesota and South Dakota and the related assets in exchange for approximately $15.5 million in cash, $464,000 in assumed liabilities, a $988,000 note due January 1998, and $750,000 in cash for endorsement and non-compete agreements.

     As of September 8, 1997, the Company acquired, from four independent DIRECTV providers, the rights to provide DIRECTV programming in certain rural areas of Illinois, Minnesota and Utah and the related assets in exchange for approximately $9.1 million in cash and $165,000 in assumed liabilities.


     As of October 8, 1997, the Company acquired, from two independent DIRECTV providers, the rights to provide DIRECTV programming in certain rural areas of Alabama and Texas and the related assets in exchange for approximately $24.2 million in cash, $219,000 in assumed liabilities, a $2.2 million note, payable over four years, and $589,000 in cash and a $772,000 obligation, payable over four years, for consultancy and non-compete agreements.



     Effective October 31, 1997, the Company acquired, from an independent DIRECTV provider, the rights to provide DIRECTV programming in certain rural areas of Georgia and the related assets and liabilities in exchange for approximately $6.4 million in cash and 397,035 shares of Pegasus' Class A Common Stock.



     As of November 7, 1997, the Company acquired, from three independent DIRECTV providers, the rights to provide DIRECTV programming in certain rural areas of Nebraska, Minnesota, Utah and Wyoming and the related assets in exchange for approximately $3.1 million in cash, $147,000 in assumed liabilities, a $1.7 million note, payable over two years, and a $446,000 note due November 2000.


     As of January 7, 1998, the Company acquired, from an independent DIRECTV provider, the rights to provide DIRECTV programming in certain rural areas of Minnesota and the related assets in exchange for approximately $1.9 million in cash and $32,000 in assumed liabilities.


  LMAs



     On August 1, 1997, Pegasus commenced operations of TV station WPME, which is affiliated with UPN. WPME is in the Portland, Maine DMA and is being operated under an LMA. WPME's offices, studio and transmission facilities are co-located with WPXT, a TV station in the Portland market the Company has owned and operated since January 1996.


     On October 17, 1997, Pegasus commenced operations of TV station WGFL, which is affiliated with WB. WGFL is in the Gainesville, Florida DMA and is being operated under an LMA.



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

  Pending Sale

     On January 16, 1998, the Company entered into an agreement to sell its remaining New England cable systems for a purchase price of at least $28 million and not more than $31 million, based on the systems' cash flow for the trailing 12 months prior to closing, multiplied by nine.


  Pending Acquisitions

     Pending DBS Acquisitions. As of March 12, 1998, the Company has entered into 14 letters of intent or definitive agreements to acquire, from various independent DIRECTV providers, the rights to provide DIRECTV programming in certain rural areas of Idaho, Nebraska, New Mexico, Oregon, South Dakota and Texas and the related assets (the "Pending Pegasus DBS Acquisitions") in exchange for approximately $52.9 million of cash, $10.3 million in promissory notes and $854,000 in shares of Class A Common Stock. Each of the Pending Pegasus DBS Acquisitions for which there is only a letter of intent is subject to negotiation of a definitive agreement, and all of the Pending Pegasus DBS Acquisitions are subject, if not already obtained, to the prior approval of Hughes Electronics Corporation or one of its subsidiaries ("Hughes") and the NRTC. In addition to these conditions, each of the Pending Pegasus DBS Acquisitions will be subject to conditions typical in acquisitions of this nature, certain of which conditions, like the Hughes and NRTC consents, may be beyond the Company's control. There can be no assurance that definitive agreements will be entered into with respect to all of the Pending Pegasus DBS Acquisitions or, if entered into, that all or any of the Pending Pegasus DBS Acquisitions will be completed.


     DTS Acquisition. On January 8, 1998, the Company entered into the Merger Agreement to acquire DTS, for approximately 5.5 million shares of Pegasus' Class A Common Stock. As of December 31, 1997, DTS' operations pro forma for its then pending acquisition consisted of providing DIRECTV services to approximately 131,000 subscribers in certain rural areas of 11 states in which DTS holds the exclusive right to provide such services. Upon completion of the Merger, DTS will become a wholly owned subsidiary of Pegasus.



  Public Offerings


     On January 27, 1997, the Company consummated an offering of 100,000 units (the "Unit Offering") in which it sold 100,000 shares of 12.75% Series A Cumulative Exchangeable Preferred Stock (the "Series A Preferred Stock") and warrants to purchase 193,600 shares of Class A Common Stock at an exercise price of $15 per share to the public at a price of $1,000 per unit, resulting in net proceeds to the Company of $95.8 million. The Company applied the net proceeds from the Unit Offering as follows: (i) $30.1 million to the repayment of all outstanding indebtedness under the PM&C Credit Facility and expenses related thereto, and (ii) $56.5 million for the payment of the cash portion of the purchase price for the acquisition of DBS assets from nine independent DIRECTV providers. The remaining net proceeds were used for working capital, general corporate purposes and to finance other acquisitions.


     On October 21, 1997, Pegasus completed the Senior Notes Offering in which it sold $115.0 million of its Series A Senior Notes, resulting in net proceeds to the Company of approximately $111.0 million. The Company applied the net proceeds from the Senior Notes Offering as follows: (i) $94.2 million to the repayment of all outstanding indebtedness under the PSH Credit Facility, and
(ii) $16.8 million for the payment of the cash portion of the purchase price for the acquisition of DBS assets from various independent DIRECTV providers.


     On February 26, 1998, pursuant to a registered exchange offer, Pegasus exchanged all $115.0 million of its Series A Senior Notes for $115.0 million of its Series B Senior Notes. The Series B Senior Notes have substantially the same terms and provisions as the Series A Senior Notes. No gain or loss was recorded in connection with the exchange of the notes.


  New Credit Facility


     In December 1997, PM&C entered into the Credit Facility, a $180.0 million six-year senior revolving credit facility, which is collateralized by substantially all of the assets of PM&C and its subsidiaries. Interest on the Credit Facility is, at the Company's option, at either the bank's base rate plus an applicable margin or LIBOR plus an applicable margin. The Credit Facility is subject to certain financial covenants as defined in the loan agreement, including a debt to adjusted cash flow covenant. The Credit Facility will be used to finance future acquisitions and for working capital, capital expenditures and general corporate purposes. There were no borrowings outstanding on December 31, 1997.


Competition

     The Company's TV stations compete for audience share, programming and advertising revenue with other television stations in their respective markets, and compete for advertising revenue with other advertising media, such as newspapers, radio, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail and local cable systems. Competition for audience share is primarily based on program popularity, which has a direct effect on advertising rates. Advertising rates are based upon the size of the market in which the station operates, a program's popularity among the viewers that an advertiser wishes to attract, the number of advertisers competing for the available time, the demographic composition of the market served by the station, the availability of alternative advertising media in the market area, aggressive and knowledgeable sales forces and the development of projects, features and programs that tie advertiser messages to programming. The Company believes that its focus on a limited number of markets and the strength of its programming allows it to compete effectively for advertising within its markets.

     DIRECTV faces competition from cable (including in New England, the Company's cable systems), wireless cable and other microwave systems and other DTH and DBS operators. Cable currently possesses certain advantages over DIRECTV in that cable is an established provider of programming, offers local programming and does not require that its subscribers purchase receiving equipment in order to begin receiving cable services. DIRECTV, however, offers significantly expanded service compared to most cable systems. Additionally, upgrading cable companies' coaxial systems to offer expanded digital video and audio programming similar to that offered by DIRECTV will be costly. While local programming is not currently available through DIRECTV directly, DIRECTV provides programming from affiliates of national broadcast networks to subscribers who are unable to receive networks over-the-air and who have not subscribed to cable. DIRECTV faces additional competition from wireless cable systems such as multichannel multipoint distribution systems ("MMDS") which use microwave frequencies to transmit video programming over the air from a tower to specially equipped homes within the line of sight of the tower. The Company is unable to predict whether wireless video services, such as MMDS, will continue to develop in the future or whether such competition will have a material impact on the operations of the Company.

     DIRECTV also faces competition from other providers and potential providers of DBS services. Of the eight orbital locations within the BSS band allocated for U.S. licensees, three orbital positions enable full coverage of the contiguous forty-eight U.S states ("CONUS"). The remaining orbital positions are situated to provide coverage to either the eastern or western U.S., but cannot provide full coverage of the contiguous U.S. This provides companies licensed to the three orbital locations with full coverage a significant advantage in providing DBS service to the entire U.S., as they must place satellites in service at only one and not two orbital locations. The orbital location licensed to DIRECTV and USSB is generally recognized as the most centrally located for coverage of the contiguous U.S.


     In March 1996, EchoStar Communications Corp. ("EchoStar") commenced national broadcasting of programming and currently broadcasts over 120 video channels and 30 audio channels. EchoStar has 21 licensed channel frequencies at the 119- W.L. full-CONUS orbital position and has 69 frequencies in other partial CONUS orbital locations. At December 31, 1997, EchoStar reported approximately 1.0 million subscribers.


     On June 11, 1997, PrimeStar Partners ("PrimeStar") announced that it had entered into an agreement to combine its assets with American Sky Broadcasting ("ASkyB"). According to press releases, each of PrimeStar's cable company partners will contribute its PrimeStar customers and partnership interests into a newly formed entity. ASkyB has announced that it will contribute two satellites under construction and 28 full-CONUS frequencies at the 110o W.L. orbital location. This proposed transaction requires certain federal regulatory approvals. In addition, Tempo Satellite, Inc. has a license for a satellite using 11 full-CONUS frequencies at the 119o W.L. orbital location, and recently launched a satellite to that location. PrimeStar reported having approximately
2.0 million subscribers at February 24, 1998.


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

     Cable operators face competition from television stations, private satellite master antenna television ("SMATV") systems that serve condominiums, apartment complexes and other private residential developments, wireless cable, DTH and DBS systems. As a result of the passage of the Telecommunications Act 1996 (the "1996 Act"), electric utilities and telephone companies will be allowed to compete directly with cable operators both inside and outside of their telephone service areas. In September 1996, an affiliate of Southern New England Telephone Company, which is the dominant provider of local telephone service in Connecticut, was granted a non-exclusive franchise to provide cable television service throughout Connecticut. Currently, there is only limited competition from SMATV, wireless cable, DTH and DBS systems in the Company's franchise areas. The only DTH and DBS systems with which the Company's cable systems currently compete are DIRECTV, USSB, EchoStar and PrimeStar. However, the Company cannot predict whether additional competition will develop in its service areas in the future. Additionally, cable systems generally operate pursuant to franchises granted on a non-exclusive basis and, thus, more than one applicant could secure a cable franchise for an area at any time. It is possible that a franchising authority might grant a second franchise to another cable company containing terms and conditions more favorable than those afforded the Company. Although the potential for "overbuilds" exists, there are presently no overbuilds in any of the Company's franchise areas and, except as noted above with respect to its Connecticut franchise, the Company is not aware of any other company that is actively seeking franchises for areas currently served by the Company.

     Both the television and cable industries are continuously faced with technological change and innovation, the possible rise in popularity of competing entertainment and communications media, and governmental restrictions or actions of federal regulatory bodies, including the FCC, any of which could possibly have a material effect on the Company's operations and results.


Licenses, LMAs, DBS Agreements and Cable Franchises

     TV

     FCC Licensing. The broadcast television industry is subject to regulation by the FCC pursuant to the Communications Act of 1934, as amended (the "Communications Act"). Approval by the FCC is required for the issuance, renewal, transfer and assignment of broadcast station operating licenses. The FCC adopted a Report and Order on January 24, 1997 extending television license terms to eight years as provided in the 1996 Act, reserving the right to renew licenses for shorter terms. While in the vast majority of cases such licenses are renewed by the FCC, there can be no assurance that the Company's licenses will be renewed at their expiration dates or that such renewals will be for full terms. The licenses with respect to TV stations WOLF/WWLF/WILF, WPXT, WDSI, WTLH and WDBD are scheduled to expire on August 1, 1999, April 1, 1999, August 1, 2005, April 1, 2005 and June 1, 1997, respectively. An application has been filed with the FCC for renewal of the WDBD license and the station has continuing authority to operate pending the FCC's action on the renewal application. See "BUSINESS OF THE COMPANY -- TV."

     Fox Affiliation Agreement. Each of the Company's TV stations which are affiliated with Fox is a party to a substantially identical station affiliation agreement with Fox (as amended, the "Fox Affiliation Agreements"). Each Fox Affiliation Agreement provides the Company's Fox-affiliated stations with the right to broadcast all programs transmitted by Fox, on behalf of itself and its wholly-owned subsidiary, the Fox Children's Network, Inc. ("FCN"), which include programming from Fox as well as from FCN. In exchange, Fox has the right to sell a substantial portion of the advertising time associated with such programs and to retain the revenue from the advertising it has sold. The stations are entitled to sell the remainder of the advertising time and retain the associated advertising revenue. The stations are also compensated by Fox according to a ratings-based formula for Fox programming and a share of the programming net profits of FCN programming, as specified in the Fox Affiliation Agreements.

     Each Fox Affiliation Agreement is for a term ending October 31, 1998 with the exception of the WTLH Fox Affiliation Agreement, which expires on December 31, 2000. The Fox Affiliation Agreements are renewable for a two-year extension, at the discretion of Fox and upon acceptance by the Company. The Fox Affiliation Agreements may be terminated generally (a) by Fox upon (i) a material change in the station's transmitter location, power, frequency, programming format or hours of operation, with 30 days' written notice, (ii) acquisition by Fox, directly or indirectly, of a significant ownership and/or controlling interest in any television station in


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

the same market, with 60 days' written notice, (iii) assignment or attempted assignment by the Company of the Fox Affiliation Agreements, with 30 days written notice, (iv) three or more unauthorized preemptions of Fox programming within a 12-month period, with 30 days written notice, or (b) by either Fox or the affiliate station upon occurrence of a force majeure event which substantially interrupts Fox's ability to provide programming or the station's ability to broadcast the programming. The Company's Fox Affiliation Agreements have been renewed in the past. The Company believes that it enjoys good relations with Fox.


     Each Fox Affiliation Agreement provides the Company's Fox-affiliated stations with all programming which Fox and FCN make available for broadcasting in the community to which the station is licensed by the FCC. Fox has committed to supply approximately six hours of programming per day during specified time periods. Each of the Company's stations have agreed to broadcast all such Fox programs in their entirety, including all commercial announcements. In return for a station's full performance of its obligations under its respective affiliation agreement, Fox will pay such station compensation determined in accordance with Fox's current, standard, performance-based station compensation formula.


     As part of the agreement with Fox to extend the stations' Fox Affiliation Agreements, each of the stations granted Fox the right to negotiate with the cable operators in their respective markets for retransmission consent agreements. Under the Fox "Win/Win Plan," the cable operators received the right to retransmit the programming of the Company's TV stations in exchange for the carriage by the cable operators of a new cable channel owned by Fox. The Company's TV stations are to receive consideration from Fox based on the number of subscribers carrying the new Fox channel within the stations' market. Fox has reached agreements in principle with most of the largest cable operators in the country.


     UPN Affiliation Agreement. The Portland TV station programmed by the Company pursuant to an LMA, WPME, is affiliated with UPN pursuant to a station affiliation agreement (the "UPN Affiliation Agreement"). Under the UPN Affiliation Agreement, UPN grants the Company an exclusive license to broadcast all programming, including commercial announcements, network identifications, promotions and credits, which UPN makes available to serve the community of Lewiston, Maine. UPN has committed to supply approximately four hours of programming during specified time periods. The UPN Affiliation Agreement allots to each party a specified amount of advertising time during each hour of programming, and each party is entitled to the revenue realized from its sale of advertising time.


     The term of the UPN Affiliation Agreement expires January 15, 2001, and automatically renews for a three-year period unless either party has given written notice to the other party of its election not to renew. The UPN Affiliation Agreement may be terminated (a) by UPN, upon prior written notice, in the event of (i) a material reduction or modification of WPME's transmitter location, power, frequency, programming format or hours of operation, (ii) any assignment or transfer of control of the Company's license, (iii) three or more unauthorized preemptions of UPN programming by the Company during any 12-month period, which have actually occurred or which UPN reasonably believes will occur, or (b) by either UPN or the Company upon the occurrence of a force majeure event that causes UPN substantially to fail to provide programming or the Company substantially to fail to telecast UPN's programming, for either (i) four consecutive weeks or (ii) an aggregate of six weeks in any 12-month period.


     WB Affiliation Agreement. The Company has entered into commitments to program TV stations WOLF and WGFL as affiliates of WB. The Company is in the process of negotiating affiliation agreements with respect to these stations. TV station WGFL has only committed to be an affiliate of WB for one year.


     LMAs. Current FCC rules preclude the ownership of more than one television station in a market, unless such stations are operated as a satellite of a primary station. WWLF and WILF are currently authorized as satellites of WOLF. In recent years, in a number of markets across the country, certain television owners have entered into agreements to provide the bulk of the broadcast programming on stations owned by other licensees, and to retain the advertising revenues generated from such programming. Such agreements are commonly referred to as Local Marketing Agreements, or LMAs.


     When operating pursuant to an LMA, while the bulk of the programming is provided by someone other than the licensee of the station, the station licensee must retain control of the station for FCC purposes. Thus, the


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

licensee has the ultimate responsibility for the programming broadcast on the station and for the station's compliance with all FCC rules, regulations, and policies. The licensee must retain the right to preempt programming supplied pursuant to the LMA where the licensee determines, in its sole discretion, that the programming does not promote the public interest or where the licensee believes that the substitution of other programming would better serve the public interest. The licensee must also have the primary operational control over the transmission facilities of the station.


     The Company programs WPME, Portland and WGFL, Gainesville, and expects to program other television stations, through the use of LMAs, but there can be no assurance that the licensees of such stations will not unreasonably exercise their right to preempt the programming of the Company, or that the licensees of such stations will continue to maintain the transmission facilities of the stations in a manner sufficient to broadcast a high quality signal over the station. As the licensee must also maintain all of the qualifications necessary to be a licensee of the FCC, and as the principals of the licensee are not under the control of the Company, there can be no assurances that these licenses will be maintained by the entities which currently hold them.


     Pursuant to the 1996 Act, the continued performance of then existing LMAs was generally grandfathered. The FCC suggested in a rulemaking proposal that LMAs entered into after November 5, 1996 will not be grandfathered. The Company cannot predict whether the Portland LMA, or its other LMAs, will be grandfathered. Currently, television LMAs are not considered attributable interests under the FCC's multiple ownership rules. However, the FCC is considering proposals which would make LMAs attributable, as they generally are in the radio broadcasting industry. If the FCC were to adopt an order that makes such interests attributable, without modifying its current prohibitions against the ownership of more than one television station in a market, the Company could be prohibited from entering into such arrangements with other stations in markets in which it owns television stations and could be required to modify or terminate existing LMA arrangements. Such a change in the FCC rules could affect the contemplated LMA with the new owner of WOLF, and could affect the LMAs with the owners of WFXU and WPME.


DBS Agreements


     Prior to the launch of the first DIRECTV satellite in 1993, Hughes entered into various agreements intended to assist it in the introduction of DIRECTV services, including agreements with RCA/Thomson for the development and manufacture of DSS units and with USSB for the sale of five transponders on the first satellite. At this time, Hughes also offered the NRTC and its members and affiliate members the opportunity to become the exclusive providers of DIRECTV services in rural areas of the U.S. in which an NRTC member purchased such a right. The NRTC is a cooperative organization whose members and affiliate members are engaged in the distribution of telecommunications and other services in predominantly rural areas of the U.S. Pursuant to the DBS Agreements, participating NRTC members and affiliate members acquired the exclusive right to provide DIRECTV programming services to residential and commercial subscribers in certain service areas. Service areas purchased by participating NRTC members and affiliate members comprise approximately 9 million television households and were acquired for aggregate purchase payments exceeding $100 million.


     The DBS Agreements provide the NRTC and participating NRTC members and affiliate members in their service areas substantially all of the rights and benefits otherwise retained by DIRECTV in other areas, including the right to set pricing (subject to certain obligations to honor national pricing on subscriptions sold by national retailers), to bill subscribers and retain all subscription remittances and to appoint sales agents within their distribution areas (subject to certain obligations to honor sales agents appointed by DIRECTV and its regional SMAs). In exchange, the NRTC and participating NRTC members and affiliate members paid to DIRECTV a one-time purchase price. In addition to the purchase price, NRTC members and affiliate members are required to reimburse DIRECTV for the allocable share of certain common expenses (such as programming, satellite-specific costs and expenses associated with the billing and authorization systems) and to remit to DIRECTV a 5% royalty on subscription revenues.


     The DBS Agreements authorize the NRTC and participating NRTC members and affiliate members to provide all commercial services offered by DIRECTV that are transmitted from the frequencies that the FCC has authorized for DIRECTV's use at its present orbital location for a term running through the life of DIRECTV's current satellites. The NRTC has advised the Company that the NRTC Agreement also provides the NRTC a


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

right of first refusal to acquire comparable rights in the event that DIRECTV elects to launch successor satellites upon the removal of the present satellites from active service. The financial terms of any such purchase are likely to be the subject of negotiation and the Company is unable to predict whether substantial additional expenditures of the NRTC will be required in connection with the exercise of such right of first refusal. Finally, under a separate agreement with Hughes (the "Dealer Agreement"), the Company is an authorized agent for sale of DIRECTV programming services to subscribers outside of its service area on terms comparable to those of DIRECTV's other authorized sales agents.

     The NRTC Member Agreement terminates when the DIRECTV satellites are removed from their orbital location, although under the Dealer Agreement the right of the Company to serve as a DIRECTV sales agent outside of its designated territories may be terminated upon 60 days' notice by either party. If the satellites are removed earlier than June 2004, the tenth anniversary of the commencement of DIRECTV services, the Company will receive a prorated refund of its original purchase price for the DIRECTV rights. The NRTC Member Agreement may be terminated prior to the expiration of its term as follows: (a) if the Hughes/NRTC Agreement is terminated because of a breach by DIRECTV, the NRTC may terminate the NRTC Member Agreement, but the NRTC will be responsible for paying to the Company its pro rata portion of any refunds that the NRTC receives from DIRECTV, (b) if the Company fails to make any payment due to the NRTC or otherwise breaches a material obligation of the NRTC Member Agreement, the NRTC may terminate the NRTC Member Agreement in addition to exercising other rights and remedies against the Company and (c) if the Hughes/NRTC Agreement is terminated because of a breach by the NRTC, DIRECTV is obligated to continue to provide DIRECTV services to the Company (i) by assuming the NRTC's rights and obligations under the NRTC Member Agreement or (ii) under a new agreement containing substantially the same terms and conditions as the NRTC Member Agreement.

     The Company is not permitted under the NRTC Member Agreement or the Dealer Agreement to assign or transfer, directly or indirectly, its rights under these agreements without the prior written consent of the NRTC and Hughes, which consents cannot be unreasonably withheld.

     The NRTC has adopted a policy requiring any party acquiring DIRECTV distribution rights from an NRTC member or affiliate member to post a letter of credit to secure payment of NRTC's billings if the acquiring person's monthly payments to the NRTC (including payments on account of the acquired territory) exceeds a specified amount. Pursuant to this policy, the Company has posted a letter of credit of approximately $8.5 million in connection with certain of the Completed Pegasus DBS Acquisitions and will be required to increase the amount of the letter of credit to approximately $18.0 million after completing the Pending Pegasus DBS Acquisitions and the Merger. Although this requirement can be expected to reduce somewhat the Company's acquisition capacity inasmuch as it ties up capital that could otherwise be used to make acquisitions, the Company expects this reduction to be manageable. There can be no assurance, however, that the NRTC will not in the future seek to institute other policies, or to change this policy, in ways that would be material to the Company.

 Cable Franchises

     Cable systems are generally constructed and operated under non-exclusive franchises granted by state or local governmental authorities. The franchise agreements may contain many conditions, such as the payment of franchise fees; time limitations on commencement and completion of construction; conditions of service, including the number of channels, the carriage of public, educational and governmental access channels, the carriage of broad categories of programming agreed to by the cable operator, and the provision of free service to schools and certain other public institutions; and the maintenance of insurance and indemnity bonds. Certain provisions of local franchises are subject to limitations under the 1992 Cable Act.

     The Company holds eleven cable franchises, all of which are non-exclusive. The Cable Communications Policy Act of 1984 (the "1984 Cable Act") prohibits franchising authorities from imposing annual franchise fees in excess of 5% of gross revenues and permits the cable system operator to seek renegotiation and modification of franchise requirements if warranted by changed circumstances.

     The table below groups the Company's franchises by date of expiration and presents the number of franchises per group and the approximate number and percent of basic subscribers of the Company in each group as of December 31, 1997.



           Year of                               Number of      Percent of
          Franchise               Number of        Basic           Basic
          Expiration             Franchises     Subscribers     Subscribers
-----------------------------   ------------   -------------   ------------
1997-1998 ...................         1             2,900             7%
1999-2002 ...................         3             9,500            22%
2003 and thereafter .........         7            30,800            71%
                                      -            ------            --
  Total ........... .........        11            43,200           100%
                                     ==            ======           ===

     The Company has never had a franchise revoked. All of the franchises of the systems eligible for renewal have been renewed or extended at or prior to their stated expirations. The 1992 Cable Act provides, among other things, for an orderly franchise renewal process in which renewal will not be unreasonably withheld. In addition, the 1992 Cable Act establishes comprehensive renewal procedures which require that an incumbent franchisee's renewal application be assessed on its own merit and not as part of a comparative process with competing applications. The Company believes that it has good relations with its franchising authorities.


Legislation and Regulation

     On February 1, 1996, the Congress passed the 1996 Act. On February 8, 1996, President Clinton signed it into law. This new law has altered and will alter federal, state and local laws and regulations regarding telecommunications providers and services, including the Company and the cable television and other telecommunications services provided by the Company. There are numerous rulemakings undertaken and to be undertaken by the FCC which will interpret and implement the provisions of the 1996 Act. It is not possible at this time to predict the outcome of such rulemakings that remain pending.


 TV


     The ownership, operation and sale of television stations, including those licensed to subsidiaries of the Company, are subject to the jurisdiction of the FCC under authority granted it pursuant to the Communications Act. Matters subject to FCC oversight include, but are not limited to, the assignment of frequency bands for broadcast television; the approval of a television station's frequency, location and operating power; the issuance, renewal, revocation or modification of a television station's FCC license; the approval of changes in the ownership or control of a television station's licensee; the regulation of equipment used by television stations; and the adoption and implementation of regulations and policies concerning the ownership, operation and employment practices of television stations. The FCC has the power to impose penalties, including fines or license revocations, upon a licensee of a television station for violations of the FCC's rules and regulations.


     The following is a brief summary of certain provisions of the Communications Act and of specific FCC regulations and policies affecting broadcast television. Reference should be made to the Communications Act, FCC rules and the public notices and rulings of the FCC for further information concerning the nature and extent of FCC regulation of broadcast television stations.


     License Renewal. Under law in effect prior to the 1996 Act, television station licenses were granted for a maximum allowable period of five years and were renewable thereafter for additional five year periods. The 1996 Act, however, authorized the FCC to grant television broadcast licenses, and renewals thereof, for terms of up to eight years. The FCC has extended television license terms to the eight-year maximum provided in the 1996 Act, reserving the right to renew licenses for shorter terms. The FCC may revoke or deny licenses, after a hearing, for serious violations of its regulations, and it may impose fines on licensees for less serious infractions. Petitions to deny renewal of a license may be filed on or before the first day of the last month of a license term. Generally, however, in the absence of serious violations of FCC rules or policies, license renewal is expected in the ordinary course. The 1996 Act prohibits the FCC from considering competing applications for the frequency used by the renewal applicant if the FCC finds that the station seeking renewal has served the public interest, convenience and necessity, that there have been no serious violations by the licensee of the Communications Act or the rules and regulations of the FCC, and that there have been no other violations by the licensee of the Communications Act or the rules and regulations of the FCC that, when taken together, would constitute a pattern of abuse. The licenses with respect to TV stations WOLF/WWLF/WILF, WPXT, WDSI, WTLH and WDBD are scheduled to expire on August 1, 1999, April 1, 1999, August 1, 2005, April 1, 2005 and June 1, 1997, respectively. An application for renewal of the WDBD license is on file with the FCC and the station has continuing authority to operate pending FCC action on such application. The Company is not aware of any facts or circumstances that might reasonably be expected to prevent any of its stations from having its current license renewed at the end of its respective term.

     Ownership Matters. The Communications Act contains a number of restrictions on the ownership and control of broadcast licenses. The Communications Act prohibits the assignment of a broadcast license or the transfer of control of a broadcast licensee without the prior approval of the FCC. The Communications Act and the FCC's rules also place limitations on alien ownership; common ownership of broadcast, cable and newspaper properties; ownership by those not having the requisite "character" qualifications and those persons holding "attributable" interests in the licensee.

     Attribution Rules. The FCC generally applies its ownership limits to "attributable" interests held by an individual, corporation, partnership or other association. In the case of corporations holding (or through subsidiaries controlling) broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the corporation's stock (or 10% or more of such stock in the case of insurance companies, investment companies and bank trust departments that are passive investors) are generally attributable, except that, in general, no minority voting stock interest will be attributable if there is a single holder of more than 50% of the outstanding voting power of the corporation. The FCC has outstanding a notice of proposed rulemaking that, among other things, seeks comment on whether the FCC should modify its attribution rules by (i) restricting the availability of the single majority shareholder exemption and
(ii) attributing under certain circumstances certain interests such as non-voting stock or debt. The Company cannot predict the outcome of this proceeding or how it will affect the Company's business.

     Alien Ownership Restrictions. The Communications Act restricts the ability of foreign entities to own or hold interests in broadcast licenses. Foreign governments, representatives of foreign governments, non-citizens and representatives of non-citizens, corporations and partnerships organized under the laws of a foreign nation are barred from holding broadcast licenses. Non-citizens, foreign governments, foreign corporations and representatives of any of the foregoing, collectively, may directly or indirectly own or vote up to 20% of the capital stock of a broadcast licensee. In addition, a broadcast license may not be granted to or held by any corporation that is controlled, directly or indirectly, by any other corporation more than one-fourth of whose capital stock is owned or voted by non-citizens or their representatives, by foreign governments or their representatives, or by non-U.S. corporations, if the FCC finds that the public interest will be served by the refusal or the revocation of such license. The FCC has interpreted this provision of the Communications Act to require an affirmative public interest finding before a broadcast license may be granted to or held by any such corporation. To the Company's knowledge, the Commission has made such a finding in only one case involving a broadcast licensee. Because of these provisions, Pegasus may be prohibited from having more than one-fourth of its stock owned or voted directly or indirectly by non-citizens, foreign governments, foreign corporations or representatives of any of the foregoing.

     Multiple Ownership Rules. FCC rules limit the number of television stations any one entity can acquire or own. The FCC's television national multiple ownership rule limits the combined audience of television stations in which an entity may hold an attributable interest to 35% of total U.S. audience reach. The FCC's television multiple ownership local contour overlap rule generally prohibits ownership of attributable interests by a single entity in two or more television stations with certain overlapping contours; however, changes in these rules are under consideration, but the Company cannot predict the outcome of the proceeding in which such changes are being considered.

     Cross-Ownership Rules. FCC rules have generally prohibited or restricted the cross-ownership, operation or control of a radio station and a television station serving the same geographic market, of a television station and a cable system serving the same geographic market, and of a television station and a daily newspaper serving the same geographic market. As required by the 1996 Act, the FCC has amended its rules to allow a person


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

or entity to own or control a network of broadcast stations and a cable system. In addition, the 1996 Act eliminates the statutory prohibition against the ownership of television stations and cable systems in the same geographic market, although FCC rules prohibiting such ownership are still in place. The 1996 Act also directs the FCC to presumptively waive, in the top 50 markets, its prohibition on ownership of a television and one AM or one FM station in the same geographic market. Under these rules, absent waivers, the Company would not be permitted to acquire any daily newspaper, radio broadcast station or cable system in a geographic market in which it now owns or controls any TV properties. The FCC is currently considering a rulemaking to change the radio/television cross-ownership restrictions. The Company cannot predict the outcome of that rulemaking.

     Programming and Operation. The Communications Act requires broadcasters to serve the "public interest." Since the late 1970s, the FCC gradually has relaxed or eliminated many of the formal procedures it had developed to promote the broadcast of certain types of programming responsive to the needs of a station's community of license. However, broadcast station licensees continue to be required to present programming that is responsive to local community problems, needs and interests and to maintain certain records demonstrating such responsiveness. Complaints from viewers concerning a station's programming often will be considered by the FCC when it evaluates license renewal applications, although such complaints may be filed at any time and generally may be considered by the FCC at any time. It has been reported that the FCC may initiate a proceeding to clarify the public interest obligations of broadcasters, although the Company cannot predict the outcome of any such proceeding. Stations also must follow various rules promulgated under the Communications Act that regulate, among other things, political advertising, sponsorship identifications, the advertisements of contests and lotteries, programming directed to children, obscene and indecent broadcasts and technical operations, including limits on radio frequency radiation. In August 1996, the FCC adopted new children's television rules mandating, among other things, that stations must now identify and provide information concerning children's programming to publishers of program guides and listings and must broadcast three hours each week of educational and informational programming directed to children. The 1996 Act contains a number of provisions relating to television violence, which, among other things, direct the television industry or the FCC to develop a television ratings system and require commercial television stations to report on complaints concerning violent programming in their license renewal applications. In addition, most broadcast licensees, including the Company's licensees, must develop and implement affirmative action programs designed to promote equal employment opportunities and must submit reports to the FCC with respect to these matters on an annual basis and in connection with a license renewal application. The 1996 Act also directs the FCC to adopt rules requiring closed captioning of all broadcast television programming, except where captioning would be "economically burdensome." The FCC has recently adopted such rules. The rules require generally that (i) 95% of all new programming first published or exhibited on or after January 1, 1998 must be closed captioned within eight years, and (ii) 75% of "old" programming which first aired prior to January 1, 1998 must be closed captioned within ten years, subject to certain exemptions. In connection with the transition to digital operations, a governmental commission has been appointed to consider whether additional public service obligations should be imposed on television broadcasters. The Company cannot predict the likely outcome of such considerations.

     Must Carry and Retransmission Consent. The 1992 Cable Act requires each television broadcaster to make an election to exercise either certain "must carry" or, alternatively, "retransmission consent" rights in connection with its carriage by cable systems in the station's local market. If a broadcaster chooses to exercise its must carry rights, it may demand carriage on a specified channel on cable systems within its defined market. Must carry rights are not absolute, and their exercise is dependent on variables such as the number of activated channels on, and the location and size of, the cable system and the amount of duplicative programming on a broadcast station. Under certain circumstances, a cable system may decline carriage of a given station. If a broadcaster chooses to exercise its retransmission consent rights, it may prohibit cable systems from carrying its signal, or permit carriage under a negotiated compensation arrangement. The FCC's must carry requirements took effect on June 2, 1993; however, stations had until June 17, 1993 to make their must carry/retransmission consent elections. Under the Company's Fox Affiliation Agreements, the Company appointed Fox as its irrevocable agent to negotiate such retransmission consents with the major cable operators in the Company's respective markets. Fox exercised the Company's stations' retransmission consent rights. Television stations must make a new election between must carry and retransmission consent rights every three years. The last required election date was October 1, 1996. Although the Company expects the current retransmission consent agreements to be renewed upon their expiration, there can be no assurance that such renewals will be obtained.


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     In April 1993, the U.S. District Court for the District of Columbia upheld the constitutionality of the legislative must carry provision. This decision was vacated by the U.S. Supreme Court in June 1994, and remanded to the District Court for further development of a factual record. The District Court again upheld the must carry rules and in March 1997 the Supreme Court affirmed the District Court's decision and thereby let stand the must-carry rules.


     Digital Television. The FCC has taken a number of steps to implement digital television ("DTV") broadcasting service in the U.S. In December 1996, the FCC adopted a DTV broadcast standard and, in April 1997 and February 1998, adopted decisions in several pending rulemaking proceedings that establish service rules and a plan for implementing DTV. The FCC adopted a DTV Table of Allotments that provides all television stations authorized as of April 1997 with a second channel on which to broadcast a DTV signal. The FCC has attempted to provide DTV coverage areas that are comparable to stations' existing service areas. The FCC has ruled that television broadcast licenses may use their digital channels for a wide variety of services such as high-definition television, multiple standard definition television programming, audio, data, and other types of communications, subject to the requirement that each broadcaster provide at least one free video channel equal in quality to the current technical standard.


     The FCC is requiring that affiliates of ABC, CBS, Fox and NBC in the top ten television markets begin digital broadcasting by May 1, 1999, and that affiliates of these networks in markets 11 through 30 begin digital broadcasting by November 1999, and that all other stations begin digital broadcasting by May 1, 2002. The FCC's plan calls for the DTV transition period to end in the year 2006 at which time the FCC expects that television broadcasters will have ceased broadcasting on their non-digital channels, allowing that spectrum to be recovered by the government for other uses. Under the Balanced Budget Act signed into law by President Clinton, however, the FCC is authorized to extend the December 31, 2006 deadline for reclamation of a television station's non-digital channel if, in any given case: (a) one or more television stations affiliated with one of the four major networks in a market are not broadcasting digitally, and the FCC determines that the station(s) has(have) "exercised due diligence" in attempting to convert to digital broadcasting; (b) less than 85% of the television households in the station's market subscribe to a multichannel video service (cable, wireless cable or DBS) that carries at least one digital channel from each of the local stations in that market; or (c) less than 85% of the television households in the station's market can receive digital signals off the air using either a set-top converter box for an analog television set or a new digital television set. The Balanced Budget Act also directs the FCC to auction the non-digital channels by September 30, 2002 even though they are not to be reclaimed by the government until at least December 31, 2006. The Balanced Budget Act also permits broadcasters to bid on the non-digital channels in cities with populations greater than 400,000 provided the channels are used for DTV. Thus it is possible a broadcaster could own two channels in a market. The FCC has opened a separate proceeding to consider the surrender of existing television channels and how those frequencies will be used after they are eventually recovered from television broadcasters. Additionally, the FCC will open a separate proceeding to consider to what extent the cable must-carry requirements will apply to DTV signals.


     In addition, the digital order restricts current stations' abilities to relocate transmitter sites and otherwise change technical facilities in any manner which could impact proposed digital television stations. This may preclude the improvement of the facilities of certain stations owned or programmed by the Company. The order also allotted digital television stations at the current analog transmitter sites. Changes in the location of digital stations are dependant on the lack of interference to other digital and analog stations. Thus, digital operation of Company stations at new transmitter sites constructed between now and the date of digital conversion, such as those planned for WWLF and WILF, may not be possible.


     Implementation of digital television will improve the technical quality of television signals receivable by viewers. Under certain circumstances, however, conversion to digital operation may reduce a station's geographic coverage area or result in some increased interference. The FCC's DTV allotment plan also results in current UHF stations having considerably less signal power within their service areas than present VHF stations that move to DTV channels. While the February 1998 orders of the FCC present current UHF stations with some options to overcome this power disparity, it is unknown at this time whether the Company will be able to benefit from these options. Implementation of digital television will also impose substantial additional costs on television stations because of the need to replace equipment and because some stations will need to operate at higher


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

utility costs. The FCC is also considering imposing new public interest requirements on television licensees in exchange for their receipt of DTV channels. The Company cannot predict what future actions the FCC might take with respect to DTV, nor can it predict the effect of the FCC's present DTV implementation plan or such future actions on the Company's business.

     Pending or Proposed Legislation and FCC Rulemakings. The FCC is now conducting a rulemaking proceeding to consider changes to the multiple ownership rules that could, under certain limited circumstances, permit common ownership of television stations with overlapping service areas, while imposing restrictions on television LMAs. Certain of these changes, if adopted, could allow owners of television stations who currently cannot buy a television station or an additional television station in the Company's markets to acquire television properties in such markets. This may increase competition in such markets, but may also work to the Company's advantage by permitting it to acquire additional stations in its present markets and by enhancing the value of the Company's stations by increasing the number of potential buyers. Alternatively, if no changes are made in the multiple ownership rules relating to local ownership, and LMAs are made attributable, certain plans of the Company may be prohibited. Proposed changes in the FCC's "attribution" rules may also limit the ability of certain investors to invest in the Company. The FCC also has adopted more restrictive standards for the exposure of the public and workers to potentially harmful radio frequency radiation emitted by broadcast station transmitting facilities. Other matters which could affect the Company's broadcast properties include technological innovations affecting the mass communications industry and technical allocation matters, including assignment by the FCC of channels for additional broadcast stations, low-power television stations and wireless cable systems and their relationship to and competition with full power television service, as well as possible spectrum fees or other changes imposed on broadcasters for the use of their channels. The ultimate outcome of these pending proceedings cannot be predicted at this time.

     The FCC has initiated a Notice of Inquiry proceeding seeking comment on whether the public interest would be served by establishing limits on the amount of commercial matter broadcast by television stations. No prediction can be made at this time as to whether the FCC will impose any commercial limits at the conclusion of its deliberations. The Company is unable to determine what effect, if any, the imposition of limits on the commercial matter broadcast by television stations would have upon the Company's operations. In connection with the conversion to digital, a governmental commission has been appointed to study whether additional public interest obligations should be imposed on television broadcasters. The Company cannot predict the likely outcome of this study.

     The Congress and the FCC have considered in the past and may consider and adopt in the future, (i) other changes to existing laws, regulations and policies or (ii) new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, the operation, ownership, and profitability of the Company's broadcast stations, result in the loss of audience share and advertising revenues for these stations or affect the ability of the Company to acquire additional broadcast stations or finance such acquisitions.

     Additionally, irrespective of the FCC rules, the Antitrust Agencies have the authority to determine that a particular transaction presents antitrust concerns. The Antitrust Agencies have recently increased their scrutiny of the television and radio industries, and have indicated their intention to review matters related to the concentration of ownership within markets (including
LMAs) even when the ownership or LMA in question is permitted under the regulations of the FCC. There can be no assurance that future policy and rulemaking activities of the Antitrust Agencies will not impact the Company's operations (including existing stations or markets) or expansion strategy.

 DBS


     For a description of legislation and regulation affecting the DBS industry, see "BUSINESS OF DTS --Legislation and Regulation."


 Cable


     1984 Cable Act and 1992 Cable Act. The Cable Communications Policy Act of 1984 (the "1984 Cable Act") created uniform national standards and guidelines for the regulation of cable systems. Among other things,


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the 1984 Cable Act generally preempted local control over cable rates in most areas. In addition, the 1984 Cable Act affirmed the right of franchising authorities (state or local, depending on the practice in individual states) to award one or more franchises within their jurisdictions. It also prohibited non-grandfathered cable systems from operating without a franchise in such jurisdictions.

     The Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act") amended the 1984 Cable Act in many respects and significantly changed the legislative and regulatory environment in which the cable industry operates. The 1992 Cable Act allows for a greater degree of regulation with respect to, among other things, cable system rates for both basic and certain nonbasic services; programming access and exclusivity arrangements; access to cable channels by unaffiliated programming services; leased access terms and conditions; horizontal and vertical ownership of cable systems; customer service requirements; franchise renewals; television broadcast signal carriage and retransmission consent; technical standards; subscriber privacy; consumer protection issues; cable equipment compatibility; obscene or indecent programming; and cable system requirements that subscribers subscribe to tiers of service other than basic service as a condition of purchasing premium services. Additionally, the legislation encourages competition with existing cable systems by allowing municipalities to own and operate their own cable systems without having to obtain a franchise; preventing franchising authorities from granting exclusive franchises or unreasonably refusing to award additional franchises covering an existing cable system's service area; and prohibiting the common ownership of cable systems and co-located wireless systems known as MMDS and private SMATV. The 1992 Cable Act also precludes video programmers affiliated with cable television companies from favoring cable operators over competitors and requires such programmers to sell their programming to other multichannel video distributors. This provision may limit the ability of cable program suppliers to offer exclusive programming arrangements to cable television companies. The FCC, the principal federal regulatory agency with jurisdiction over cable television, has adopted many regulations to implement the provisions of the 1992 Cable Act.

     The FCC has the authority to enforce these regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate transmission facilities often used in connection with cable operations.

     Cable Rate Regulation. In June 1995, the FCC adopted rules which provide significant rate relief for small cable operators, which include operators the size of the Company. The Company's current rates are below the maximum presumed reasonable under the FCC's rules for small operators, and the Company may use this new rate relief to justify current rates, rates already subject to pending rate proceedings and new rates. The 1996 Act eliminates cable programming service tier ("CPST") rate regulation effective March 31, 1999, for all cable operators. In the interim, CPST rate regulation can be triggered only by a local unit of government (commonly referred to as local franchising authorities or "LFA") complaint to the FCC. Since the Company is a small cable operator within the meaning of the 1996 Act, CPST rate regulation for the Company ended upon the enactment of the 1996 Act. The Company's status as a small cable operator may be affected by future acquisitions. The 1996 Act does not disturb existing rate determinations of the FCC. The Company's basic tier of cable service ("BST") rates remain subject to LFA regulation under the 1996 Act.

     Rate regulation is precluded wherever a cable operator faces "effective competition." The 1996 Act expands the definition of effective competition to include any franchise area where a local exchange carrier ("LEC") (or affiliate) provides video programming services to subscribers by any means other than through DBS. There is no penetration minimum for the local exchange carrier to qualify as an effective competitor, but it must provide "comparable" programming services in the franchise area. The Company filed a petition requesting the FCC to find that its Puerto Rico system is subject to effective competition, and on December 29, 1997, the FCC granted the Company's petition.

     Under the 1996 Act, the Company is allowed to aggregate, on a franchise, system, regional or company level, its equipment costs into broad categories, such as converter boxes, regardless of the varying levels of functionality of the equipment within each such broad category. The 1996 Act allows the Company to average together costs of different types of converters (including non-addressable, addressable, and digital). The statutory changes will also facilitate the rationalizing of equipment rates across jurisdictional boundaries. These favorable cost-aggregation rules do not apply to the limited equipment used by "BST-only" subscribers.

     Anti-Buy Through Provisions. In March 1993, the FCC adopted regulations pursuant to the 1992 Cable Act which require cable systems to permit customers to purchase video programming on a per channel or a per


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program basis without the necessity of subscribing to any tier of service, other than the basic service tier, unless the cable system is technically incapable of doing so. Generally, this exemption from compliance with the statute for cable systems that do not have such technical capability is available until a cable system obtains the capability, but not later than December 2002. The Company's systems have the necessary technical capability and have complied with this regulation.

     Indecent Programming on Leased Access Channels. FCC regulations pursuant to the 1992 Cable Act permit cable operators to restrict or refuse the carriage of indecent programming on so-called "leased access" channels, i.e., channels the operator must set aside for commercial use by persons unaffiliated with the operator. Operators were also permitted to prohibit indecent programming on public access channels. In June 1996, the Supreme Court ruled unconstitutional the indecency prohibitions on public access programming as well as the "segregate and block" restriction on indecent leased access programming.

     Scrambling. The 1996 Act requires that upon the request of a cable subscriber, the cable operator must, free of charge, fully scramble or otherwise fully block the audio and video programming of each channel carrying adult programming so that a non-subscriber does not receive it.


     Cable operators must also fully scramble or otherwise fully block the video and audio portion of sexually explicit or other programming that is indecent on any programming channel that is primarily dedicated to sexually oriented programming so that a non-subscriber to such channel may not receive it. Until full scrambling or blocking occurs, cable operators must limit the carriage of such programming to hours when a significant number of children are not likely to view the programming ("safe-harbor period"). The Company's systems do not presently have the necessary technical capability to comply with the scrambling requirement; however, such programming is only carried during the safe-harbor period. .


     Cable Entry Into Telecommunications. The 1996 Act declares that no state or local laws or regulations may prohibit or have the effect of prohibiting the ability of any entity to provide any interstate or intrastate telecommunications service. States are authorized to impose "competitively neutral" requirements regarding universal service, public safety and welfare, service quality, and consumer protection. The 1996 Act further provides that cable operators and affiliates providing telecommunications services are not required to obtain a separate franchise from LFAs for such services. The FCC has held that LFAs may not place telecommun- ications conditions in their grants of cable construction permits. The 1996 Act prohibits LFAs from requiring cable operators to provide telecommunications service or facilities as a condition of a grant of a franchise, franchise renewal, or franchise transfer, except that LFAs can seek "institutional networks" as part of franchise negotiations.


     The 1996 Act clarifies that traditional cable franchise fees may only be based on revenues related to the provision of cable television services. However, when cable operators provide telecommunications services, LFAs may require reasonable, competitively neutral compensation for management of the public rights-of-way.


     Interconnection and Other Telecommunications Carrier Obligations. To facilitate the entry of new telecommunications providers including cable operators, the 1996 Act imposes interconnection obligations on all telecommunications carriers. All carriers must interconnect their networks with other carriers and may not deploy network features and functions that interfere with interoperability. On August 8, 1996, the FCC released its First Report and Order to implement the interconnection provisions of the 1996 Act. Several parties have sought reconsideration of the order by the FCC, and a number of parties petitioned for review of the order in several federal courts of appeal. Those petitions were consolidated before the U.S. Court of Appeals for the Eighth Circuit, which on July 18, 1997 overturned several parts of the interconnection order, as it relates to the ability of the FCC to set interconnection rates. The FCC has appealed the ruling to the Supreme Court.


     Telephone Company Entry Into Cable Television. The 1996 Act allows telephone companies to compete directly with cable operators by repealing the telephone company-cable cross-ownership ban and the FCC's video dialtone regulations. This will allow LECs, including the Bell Operating Companies, to compete with cable both inside and outside their telephone service areas.


     The 1996 Act replaces the FCC's video dialtone rules with an "open video system" ("OVS") plan by which LECs can provide cable service in their telephone service area. LECs complying with FCC OVS regulations will receive relaxed oversight. Only the program access, negative option billing prohibition, subscriber privacy, Equal Employment Opportunity, PEG, must-carry and retransmission consent provisions of the Communications Act will apply to LECs providing OVS. Franchising, rate regulation, consumer service provisions, leased access and equipment compatibility will not apply. Cable copyright provisions will apply to programmers using OVS. LFAs may require OVS operators to pay "franchise fees" only to the extent that the OVS provider or its affiliates provide cable services over the OVS. OVS operators will be subject to LFA general right-of-way management regulations. Such fees may not exceed the franchise fees charged to cable operators in the area, and the OVS provider may pass through the fees as a separate subscriber bill item.

     As required by the 1996 Act, the FCC has adopted regulations prohibiting an OVS operator from discriminating among programmers, and ensuring that OVS rates, terms, and conditions for service are reasonable and nondiscriminatory. Further, the FCC has adopted regulations prohibiting a LEC-OVS operator, or its affiliates, from occupying more than one-third of a system's activated channels when demand for channels exceeds supply, although there are no numeric limits. The FCC also has adopted OVS regulations governing channel sharing; extending the FCC's sports exclusivity, network nonduplication, and syndex regulations; and controlling the positioning of programmers on menus and program guides. The 1996 Act does not require LECs to use separate subsidiaries to provide incidental inter Local Access and Transport Area ("interLATA") video or audio programming services to subscribers or for their own programming ventures.

     Cable and Broadcast Television Cross-Ownership. As required by the 1996 Act, the FCC has amended its rules to allow a person or entity to own or control a network of broadcast stations and a cable system. In addition, the 1996 Act eliminates the statutory prohibition against the ownership of cable systems and television stations in the same geographic market, although FCC rules prohibiting such ownership are still in place.

     Signal Carriage. The 1992 Cable Act imposed obligations and restrictions on cable operator carriage of non-satellite delivered television stations. Under the must-carry provision of the 1992 Cable Act, a cable operator, subject to certain restrictions, must carry, upon request by the station, all commercial television stations with adequate signals which are licensed to the same market as the cable system. Cable operators are also obligated to carry all local non-commercial stations. If a non-satellite delivered commercial broadcast station does not request carriage under the must-carry provisions of the 1992 Cable Act, a cable operator may not carry that station without that station's explicit written consent for the cable operator to retransmit its programming. The Company is carrying all television stations that have made legitimate requests for carriage. All other television stations are carried pursuant to written retransmission consent agreements.

     Closed Captioning. In August 1997, in accordance with the 1996 Act, the FCC adopted rules requiring closed captioning of most programming for persons with hearing disabilities. The FCC's rules establish a schedule of gradual compliance. The Company, like all other video programming distributors, is responsible for ensuring that these goals are met.

     Emergency Alert System. In September 1997, the FCC released its rules establishing the deadlines by which cable operators must comply with the new Emergency Alert System ("EAS"). These deadlines vary depending on how many subscribers are served by the particular cable system. The Company, like all other cable operators, is responsible for compliance with the EAS rules.

     Copyright Licensing. Cable systems are subject to federal copyright licensing covering carriage of broadcast signals. In exchange for making semi-annual payments to a federal copyright royalty pool and meeting certain other obligations, cable operators obtain a blanket license to retransmit broadcast signals. Bills have been introduced in Congress over the past several years that would eliminate or modify the cable compulsory license. The 1992 Cable Act's retransmission consent provisions expressly provide that retransmission consent agreements between television stations and cable operators do not obviate the need for cable operators to obtain a copyright license for the programming carried on each broadcaster's signal.

     Electric Utility Entry Into Telecommunications. The 1996 Act provides that registered utility holding companies and subsidiaries may provide telecommunications services (including cable) notwithstanding the Public Utility Holding Company Act. Electric utilities must establish separate subsidiaries, known as "exempt telecommunications companies" and must apply to the FCC for operating authority. It is anticipated that large utility holding companies will become significant competitors to both cable television and other telecommunications providers.

     State and Local Regulation. Because a cable system uses streets and rights-of-way, cable systems are subject to state and local regulation, typically imposed through the franchising process. State and/or local officials are usually involved in franchisee selection, system design and construction, safety, consumer relations, billing practices and community-related programming and services among other matters. Cable systems generally are operated pursuant to nonexclusive franchises, permits or licenses granted by a municipality or other state or local government entity. Franchises generally are granted for fixed terms and in many cases are terminable if the franchise operator fails to comply with material provisions. The 1992 Cable Act prohibits the award of exclusive franchises and allows franchising authorities to exercise greater control over the operation of franchised cable systems, especially in the area of customer service and rate regulation. The 1992 Cable Act also allows franchising authorities to operate their own multichannel video distribution system without having to obtain a franchise and permits states or LFAs to adopt certain restrictions on the ownership of cable systems. Moreover, franchising authorities are immunized from monetary damage awards arising from regulation of cable systems or decisions made on franchise grants, renewals, transfers and amendments. Under certain circumstances, LFAs may become certified to regulate basic cable service rates.

     The specific terms and conditions of a franchise and the laws and regulations under which it was granted directly affect the profitability of the cable system. Cable franchises generally contain provisions governing fees to be paid to the franchising authority, length of the franchise term, renewal, sale or transfer of the franchise, territory of the franchise, design and technical performance of the system, use and occupancy of public streets and number and types of cable services provided.

     Although federal law has established certain procedural safeguards to protect incumbent cable television franchisees against arbitrary denials of renewal, the renewal of a franchise cannot be assured unless the franchisee has met certain statutory standards. Moreover, even if a franchise is renewed, a franchising authority may impose new and stricter requirements, such as the upgrading of facilities and equipment or higher franchise fees (subject, however, to limits set by federal law). To date, however, no request of the Company for franchise renewals or extensions has been denied. Despite favorable legislation and good relationships with its franchising authorities, there can be no assurance that franchises will be renewed or extended.

     Various proposals have been introduced at the state and local levels with regard to the regulation of cable systems, and several states have adopted legislation subjecting cable systems to the jurisdiction of centralized state governmental agencies, some that impose regulation similar to that of a public utility. Attempts in other states to regulate cable systems are continuing and can be expected to increase. Such proposals and legislation may be preempted by federal statute and/or FCC regulation. Massachusetts and Connecticut have adopted state level regulation.

     The foregoing does not purport to describe all present and proposed federal, state and local regulations and legislation relating to the cable industry. Other existing federal regulations, copyright licensing and, in many jurisdictions, state and local franchise requirements currently are the subject of a variety of judicial proceedings, legislative hearings and administrative and legislative proposals which could change, in varying degrees, the manner in which cable systems operate. Neither the outcome of these proceedings nor the impact upon the cable industry or the Company's cable systems can be predicted at this time.

Properties




                                                     Owned or                                           Expiration of Lease of
          Location and Type of Property               Leased               Approximate Size                Renewal Options
------------------------------------------------  -------------  ------------------------------------  -----------------------
Corporate Office
Radnor, PA                                        Leased         6,686 sq. ft.                         3/31/99
TV Stations
Jackson, MS (transmitting equipment)              Leased         1,125 foot tower                      2/28/04
Jackson, MS                                       Lease/         5,600 sq. ft. bldg.; 900              N/A
 (television station and transmitter building)    Purchase(1)    sq. ft. bldg.
West Mountain, PA (tower & transmitter)           Leased         9.6 acres                             1/31/00
Scranton, PA (television station)                 Leased         9,032 sq. ft.                         4/30/00
Bald Eagle Mtn, PA (transmitting equip.)          Owned          179 foot tower                        N/A
Nescopec Mountain, PA (transmitting)              Owned          400 foot tower                        N/A
Williamsport, PA (tower)                          Owned          175 foot tower                        N/A
Williamsport, PA (land)                           Owned          40,000 sq. ft.                        N/A
Chattanooga, TN (transmitting)                    Owned          577 foot tower                        N/A
Chattanooga, TN (television station)              Owned          16,240 sq. ft. bldg. on 3.17 acres    N/A
Portland, ME (television station)                 Leased         8,000 sq. ft.                         12/31/00
Gray, ME (tower site)                             Owned          18.6 acres                            N/A
Midway, FL (television station)                   Owned          16,000 sq. ft. bldg. on 3.55 acres    N/A
Jasper, FL                                        Owned          118 acres                             N/A
Nickleville, GA (tower)                           Owned          22.5 acres                            N/A
Cairo, GA                                         Owned          18 acres                              N/A
DBS Offices
Marlborough, MA (office)                          Leased         11,450 sq. ft.                        6/30/02
Charlton, MA (warehouse)                          Leased         1,750 sq. ft. area                    Monthly
Cable Systems
Winchester, CT (headend)                          Owned          15.22 acres                           N/A
Winsted, CT (office)                              Owned          2,000 sq. ft.                         N/A
North Brookfield, MA (headend)                    Leased         60,000 sq. ft. / 100' tower           6/01/04
Charlton, MA (office, headend site)               Leased         38,223 sq. ft.                        5/9/99
Hinsdale, MA (headend site)                       Leased         30,590 sq. ft.                        2/1/04
Lanesboro, MA (headend site)                      Leased         62,500 sq. ft.                        4/13/03
West Stockbridge, MA (headend site)               Leased         1.59 acres                            4/4/05
Mayaguez, Puerto Rico (office)                    Leased         2,520 sq. ft. building                8/14/00
Mayaguez, Puerto Rico (headend)                   Leased         530 sq. ft. building                  8/30/98
Mayaguez, Puerto Rico (warehouse)                 Leased         1,750 sq. ft. area                    monthly
San German, Puerto Rico (headend site)            Owned          1,200 sq. ft.                         N/A
San German, Puerto Rico (tower &
 transmitter)                                     Owned          60' tower                             N/A
San German, Puerto Rico (land)                    Leased         192 sq. meters                        30 yr. term
San German, Puerto Rico (office)                  Leased         2,928 sq. ft.                         2/1/01
Anasco, Puerto Rico (office)                      Leased         500 sq. ft                            2/28/99
Anasco, Puerto Rico (headend site)                Leased         1,200 sq. meters                      monthly
Anasco, Puerto Rico (headend)                     Owned          59 foot tower                         N/A
Guanica, Puerto Rico (headend site)               Leased         121 sq. meters                        2/28/04
Cabo Rojo, Puerto Rico (headend site)             Leased         121 sq. meters                        11/10/04
Hormigueros, Puerto Rico (warehouse)              Leased         2,000 sq. ft.                         monthly


------------
(1) The Company entered into a Lease/Purchase agreement in July 1993 which calls for 60 monthly payments of $4,500 at the end of which the property is conveyed to the Company.

Employees

     As of February 28, 1998, the Company had 421 full-time and 69 part-time employees. The Company is not a party to any collective bargaining agreement and considers its relations with its employees to be good.


Legal and Other Proceedings

     From time to time the Company is involved with claims that arise in the normal course of business. In the opinion of management, the ultimate liability with respect to these claims will not have a material adverse effect on the consolidated operations, cash flows or financial position of the Company.


                                BUSINESS OF DTS


General

     DTS is the second largest independent provider of DIRECTV services. DTS has the exclusive right to provide DIRECTV services to approximately 1.8 million U.S. television households in rural areas of 11 states serving a subscriber base, as of February 28, 1998, of approximately 139,600 DBS customers.

     DTS was formed in October 1997 under the laws of the State of Delaware. It is a successor to Digital Television Services, LLC, a limited liability company formed in November 1996 under the Delaware Limited Liability Company Act, which, in turn, is a successor to DBS Holdings, L.P., a Delaware limited partnership initially formed in January 1996 by Columbia Capital Corporation and DTS' senior management.


DBS -- DIRECTV

     DIRECTV is a multichannel DBS programming service initially introduced to U.S. television households in 1994. DIRECTV currently offers in excess of 175 channels of near laser disc quality video and CD quality audio programming and transmits via three high-power Ku band satellites, each containing 16 transponders. As of March 2, 1998, there were over 3.4 million DIRECTV subscribers.

     The equipment required for reception of DIRECTV services (a DSS unit) includes an 18-inch satellite antenna, a digital receiver approximately the size of a standard VCR and a remote control, all of which are used with standard television sets. Each DSS receiver includes a "smart card" which is uniquely addressed to it. The smart card, which can be removed from the receiver, prevents unauthorized reception of DIRECTV services and retains billing information on pay-per-view usage, which information is sent at regular intervals from the DSS receiver telephonically to DIRECTV's authorization and billing system. DSS units also enable subscribers to receive United States Satellite Broadcasting Company, Inc. ("USSB") programming. USSB is a DBS service whose programming consists of 28 channels of video programming transmitted via five transponders it owns on DIRECTV's first satellite. USSB primarily offers Time Warner and Viacom satellite programming services, such as multiple channels of HBO and Showtime, which are not available through DIRECTV but which are generally complementary to DIRECTV programming.

     DSS equipment is produced by major manufacturers under the brand names RCA, GE, ProScan, Sony, Hughes, Panasonic, Hitachi, Toshiba, Uniden, Magnavox, Sanyo, Samsung, Daewoo and Memorex. DSS equipment is currently sold through over 30,000 retail outlets throughout the U.S. for prices typically ranging from $149 to $299, depending upon the generation of the equipment, the level of features and the retail outlet.


DIRECTV Programming

     DIRECTV programming includes (i) cable networks, broadcast networks and audio services available for purchase in tiers for a monthly subscription, (ii) premium services available a la carte or in tiers for a monthly subscription,
(iii) sports programming (including regional sports networks and seasonal college and major professional league sports packages) available for a yearly, seasonal or monthly subscription and (iv) movies and events available for purchase on a pay-per-view basis. Satellite and premium services available a la carte or for a monthly subscription are priced comparably to cable. Pay-per-view movies are $2.99 per movie. Movies recently released for pay-per-view are available for viewing on multiple channels at staggered starting times so that a viewer generally would not have to wait more than 30 minutes to view a particular pay-per-view movie. Programming also includes, as of March 10, the Viacom basic networks (MTV, M2, VH-1, Nickelodeon, Nick at Nite, TV Land, Comedy Central and Lifetime) previously available on USSB. These services will be included in each of the Total Choice package options. The following is a summary of some of the more popular programming packages currently available from DTS' DIRECTV operations:


   Plus DIRECTV: Package of 16 video channels, 31 CD audio channels and access to up to 60 channels of pay-per-view movies and events, which retails for $14.99 per month. Plus DIRECTV consists of channels not typically offered on most cable systems and is intended to be sold to existing cable subscribers to augment their cable or other satellite services.


   Economy or Select Choice: Two packages of 19 to 33 video channels and access to up to 60 channels of pay-per-view movies and events, which retail for $19.99 month. The Economy service is available only in the rural DIRECTV markets.


   Economy and Select Choice are often offered in conjunction with DSS rental or leasing options to create a total monthly payment comparable to the price of cable.


   Total ChoiceTM Package Options: Total ChoiceTM, the most popular DIRECTV package featuring over 80 channels, including USA, TNT, two Disney channels, an in-market regional sports network and 31 digital audio channels, plus access to up to 60 channels of pay-per-view movies and events, which retails for $29.99 per month. Total ChoiceTM Plus Encore, which retails for $33.99, features all the services contained in Total ChoiceTM, plus the eight movie channels in the Encore Multiplex; Total ChoiceTM Silver, which also retails for $39.99, features over 90 channels including multiple channels of STARZ! and Encore, and the Independent Film Channel; Total ChoiceTM Gold, which retails for $39.99, featuring nearly 100 channels, including 29 sports networks from FOX Sports, Sportschannel and The Golf Channel; and Total ChoiceTM Platinum, featuring over 115 channels at $47.99 per month.


   DIRECTV Limited: Package comprising Bloomberg Information Television and the DIRECTV Preview Channel which retails for $4.99 per month. This is intended for subscribers who are principally interested in DIRECTV's pay-per-view movies, sports and events.


     Playboy: Adult service available monthly for $12.99 or 12 hours for $7.99.



     Spice: Adult service featuring 90-minute programs at $5.99 each.

   Prime Time 24 Network Package: ABC (East and West), NBC (East and West), CBS (East and West), Fox and PBS available individually for $.99 per month or together for $4.99 per month. (Available only to subscribers unable to receive networks over-the-air and who have not subscribed to cable in the last 90 days.)


   Sports Choice: Package of 29 channels (including 19 regional networks) and five general sports networks (such as the Golf Channel, Speedvision, Classic Sports Network and Outdoor Life) included in Total ChoiceTM Platinum and Gold at no extra cost.


     NBA League Pass: Approximately 800 out-of-market NBA games for $159.00 per season.


     NHL Center Ice: Approximately 500 out-of-market NHL games for $129.00 per season.


     NFL Sunday Ticket: As many as 13 out-of-market NFL Sunday games every week for $159.00 per season.


     MLB Extra Innings: Up to 1,000 out-of-market major league baseball games for $139.00 per season.


   DIRECT Ticket: Nearly 60 channels of blockbuster, pay-per-view movies, events and specials. Movies start as often as every 30 minutes for only $2.99 each.


   The Silver Movie Package: Featuring 14 movie channels, including multiple channels of STARZ! and Encore, the Independent Film Channel and Romance Classics for $10.00 per month, a la carte (available in the Total Choice Silver package at no extra charge).

   The Gold Sports Package: Featuring 29 sports channels from FOX Sports, Sportschannel, The Golf Channel, Speedvision and Outdoor Life for $10.00 per month, a la carte (available in the Total Choice Gold package at no extra charge).


Acquisitions by DTS

     DTS completed its first acquisition in March 1996 and has made a total of 18 acquisitions to date.

     When DTS purchases the exclusive right to provide DIRECTV services from a member or affiliate member of the NRTC, it acquires the NRTC Member Agreement and related agreements providing for the exclusive right to provide DIRECTV services within the DIRECTV service territory, all assets related to the provision of DIRECTV services in such territory and any residual rights to provide DBS services which the NRTC may grant the provider after the termination or expiration of the NRTC Member Agreement.

     DTS completed its first two acquisitions in the first half of 1996 and six additional acquisitions for certain rural portions of New York, Colorado, New Mexico and South Carolina in the second half of 1996. In the first quarter of 1997, DTS completed four acquisitions for certain rural portions of Kentucky, Kansas, Vermont, and New Hampshire. In May 1997, DTS completed four acquisitions in Georgia. In January 1998, DTS completed an acquisition in Indiana, which was effective as of December 31, 1997, and an acquisition of certain DIRECTV service territories in Georgia.

     DTS owns, through agreements with the NRTC, the exclusive right to provide DIRECTV services in certain rural areas of 11 states. DTS operates its service territories in regional or market clusters. Set forth below is certain information with respect to the service territories owned or to be acquired by DTS.




                                                 Percentage
                                                  of Homes
Cluster                                          Not Passed
Location                       Households(1)      by Cable     Subscribers(2)     Penetration(3)
---------------------------   ---------------   -----------   ----------------   ---------------
Kentucky(4) ...............        402,803      31.23%              26,349        6.54%
Kansas(5) .................        301,952      19.17               15,988        5.29
Georgia(6) ................        288,024      33.76               23,115        8.03
Vermont(7) ................        257,621      34.80               29,647       11.51
South Carolina(8) .........        164,464      31.66               10,698        6.50
New Mexico(9) .............         96,122      16.06                7,071        7.36
California(10) ............         89,062       3.84                7,481        8.40
New York(11) ..............         53,199      30.52                5,628       10.58
Indiana(12) ...............        135,774      20.00               13,645       10.05
                                   -------      ------              ------       -----
   Total ..................      1,789,021      27.16%             139,622        7.80%
                                 =========      ======             =======       =====

------------
 (1) Total homes in territory extracted from demographic data obtained from Claritas, Inc. Does not include business locations. Includes approximately 87,000 seasonal residences.

 (2) Reflects actual subscribers at February 28, 1998.

 (3) Represents the percentage of households which subscribe to DIRECTV Services in DTS' rural DIRECTV service territories.

 (4) Cluster consists of rural DIRECTV service territories acquired in January 1997 which includes households located in portions of Jefferson County, Kentucky and in all or portions of 37 surrounding counties in Kentucky.

 (5) Cluster consists of rural DIRECTV service territories acquired in January 1997 which include households located in the following counties in Kansas:
     Clay, Cowley, Ellis, Greenwood, Harvey, Lyon and Sumner, and in portions of 58 additional counties in Kansas.

 (6) Cluster consists of rural DIRECTV service territories acquired in May 1997 which include households located in the following counties in Georgia:
     Baker, Baldwin, Burke, Calhoun, Colquitt, Decatur, Early,

   Glascock, Grady, Greene, Hancock, Jasper, Jefferson, Jenkins, Johnson, Lamar, Miller, Mitchell, Monroe, Morgan, Putnam, Seminole, Screven, Sumter, Terrell, Thomas, Tift, Turner, Warren, Washington, Wilkinson and Worth, and in portions of the following counties in Georgia: Dougherty, Jones, Lee and Twiggs, and rural DIRECTV service territories which the Company acquired in January 1998 and which includes households located in the following counties in Georgia: Atkinson, Ben Hill, Bleckley, Brooks, Clinch, Coffee, Cook, Crisp, Dodge, Dooly, Echols, Irwin, Jeff Davis, Lanier, Liberty, Lowndes, Pulaksi, Telfair, Ware, Wheeler and Wilcox, in portions of the following counties in Georgia: Clayton, Muscogee, Newton and Walker, in Jefferson County, Florida, and a portion of Baker County, Florida.


 (7) Cluster consists of rural DIRECTV service territories acquired in February 1997 which includes households in the following counties in Vermont:
     Addison, Bennington, Caledonia, Essex, Franklin, Lamoille, Orange, Orleans, Rutland, Washington, Windham and Windsor and in Cheshire County, New Hampshire and Sullivan County, New Hampshire.


 (8) Cluster consists of rural DIRECTV service territories acquired in November 1996 which include households located in the following counties in South
     Carolina: Clarendon, Chesterfield, Darlington, Dillon, Georgetown, Lee, Marion, Marlboro and Williamsburg, and in portions of Florence County, South Carolina.


 (9) Cluster consists of rural DIRECTV service territories acquired in March 1996 and August 1996 which include households located in the following counties in New Mexico: Colfax, Los Alamos, Rio Arriba, Santa Fe and Taos, and in Chaffee County, Colorado and Saguache County, Colorado.


(10) Cluster consists of rural DIRECTV service territories acquired in April 1996 which includes households located in San Luis Obispo County, California.


(11) Cluster consists of rural DIRECTV service territories acquired in August 1996 which include households located in the following counties in New
     York: Cortland, Schuyler and Yates, and in portions of Madison County, New York and Oneida County, New York.


(12) Cluster consists of rural DIRECTV service territories acquired in January 1998, effective December 31, 1997, and which includes households located in the following counties in Indiana: Clay, Hamilton, Hendricks, Morgan, Owen, Parke, Putnam and Tipton.


Sales and Distribution


     DTS offers DIRECTV services to consumer and business segments in its rural DIRECTV service territories through two separate but complementary sales and distribution channels.


     DTS Controlled Channels. DTS employs both a direct sales force and an extensive indirect dealer network, which includes major retailers, mass merchandisers and consumer electronics stores, in its rural DIRECTV service territories.


     DTS has direct sales forces in all of its market clusters. The direct sales force is supported by an active lead generation call center which sets appointments during which outside sales agents provide in-home demonstrations of DIRECTV services. DTS also has company-owned full service retail stores located in six of its markets and has plans to open additional stores in its other markets during 1998.


     DTS has approximately 314 independent dealers in its rural DIRECTV service territories. DTS seeks to develop close relationships with these dealers and provides marketing, subscriber authorization, installation and customer service support to enhance subscriber additions from such dealers. Whenever possible, DTS attempts to achieve exclusivity with its dealers network by paying higher commissions to dealers who do not sell competing DTH services. In connection with the sale of a DSS unit, the 18-inch satellite dish used to receive DIRECTV services, and a subscription to DIRECTV services offered by DTS, a dealer retains the proceeds from the sale of the equipment and earns a one-time commission paid by DTS while DTS retains the ongoing monthly subscription revenue from the subscriber. For certain equipment sold through the indirect dealer network, DTS provides a subsidy, thus lowering the price of the equipment for the consumer.

     Non-DTS Controlled Channels. DIRECTV services are also offered to potential subscribers in DTS' service territories by sources which DTS does not control. Such sources include (i) national retailers selected by DIRECTV, (ii) consumer electronics dealers authorized by DIRECTV to sell DIRECTV services and
(iii) satellite dealers and consumer electronics dealers authorized by five regional sales management agents ("SMAs") selected by DIRECTV. Similar to DTS' indirect dealer network, DTS pays a one-time commission to these distribution channels for the sale of DIRECTV Services to a subscriber located in DTS' rural DIRECTV service territories and DTS receives all monthly programming revenues associated therewith.


Marketing


     In its marketing efforts, DTS emphasizes the DIRECTV and DSS brand names, promoting DIRECTV programming as the new standard in television. DTS reinforces the marketing efforts of DIRECTV and its other national distribution partners with local print and radio advertising to promote general market acceptance of DIRECTV services. In addition, DTS implements support advertising programs for its indirect distribution channels. DTS' marketing efforts emphasize the value of premium subscription plan offerings in order to maximize revenues per customer. Specific promotions, such as offering new subscribers an initial month's service at no charge, have been implemented by DTS to motivate customers to purchase such plans, and DTS has incentive-based sales compensation for both the direct and dealer sales forces to promote and sell premium subscription plans. DTS has established or plans to establish a direct sales force and DTS-owned full service retail stores in each of its rural DIRECTV service territories.


     A key element of DTS' marketing strategy is to offer value-priced DSS equipment and installation through the use of subsidies on direct sales of equipment and installations. DTS offers various types of DSS equipment and accessories through its direct sales force and retail locations. DTS is able to take advantage of volume discounts in purchasing this equipment from the NRTC. In addition, dealers are motivated to lower the prices at which they offer DSS equipment and installation by DTS' volume-based commission structure.


Customer Service


     DTS has established centralized customer care facilities and maintains customer service technicians in each of its market clusters. The market clusters are responsible for the processing of subscription authorizations, the assisting of customers through the installation and initial service period and the handling of customer inquiries and service complaints that require customer contact. Centralized customer service handles customer inquiries and complaints, billing issues and service questions, proactive customer service programs and customer account treatment. DTS, through its customer care department, currently provides customer service from 8:00 a.m. EST to 1:00 a.m. EST every day. The staff has on-line access to DIRECTV's billing and authorization system.


DBS Agreements


     For a description of the DBS Agreements, see "BUSINESS OF THE COMPANY -- Licenses, LMAs, DBS Agreements and Cable Franchises -- DBS Agreements."


     Under the NRTC's policy requiring any party acquiring DIRECTV distribution rights from an NRTC member or affiliate to post a letter of credit to secure payment of NRTC's billings if the acquiring person's monthly payments to the NRTC (including payments on account of the acquired territory) exceeds a specified amount, DTS has posted a letter of credit of approximately $6.3 million in connection with this requirement.


Competition


     DTS faces competition from a broad range of companies offering communications and entertainment services, including cable operators, other satellite service providers, wireless cable operators, telephone companies, television networks and home video product companies. Many of DTS' competitors have greater financial and marketing resources than DTS, and the business of providing subscription and pay television programming is highly competitive.

  Cable Television


     Cable operators in the United States serve approximately 64 million subscribers, representing over 65% penetration of television households passed by cable systems. Cable operators typically offer 25 to 78 channels of programming at an average monthly subscription price of approximately $35. While cable companies currently serve a majority of the U.S. television market, they may not be able to provide the quality and variety of programming offered by DIRECTV until they significantly upgrade their coaxial systems. Many cable television providers are in the process of upgrading their systems and other cable operators have announced their intentions to make significant upgrades. Many proposed upgrades, such as conversion to digital format, fiber optic cabling, advanced compression technology and other technological improvements, when fully completed, will permit cable companies to increase channel capacity, thereby increasing programming alternatives, and to deliver a better quality signal. However, although cable systems with adequate channel capacity may offer digital service without major rebuilds, other cable systems with limited channel capacity, like those in most of the DIRECTV service territories may have to be upgraded to add bandwidth in order to provide digital service. Such upgrades may require substantial investments of capital and time to complete industry-wide.


     DTS may encounter a number of challenges in competing with cable television providers. First, cable operators have an entrenched position in the marketplace. Second, the upfront costs to the consumer associated with purchasing and installing DSS equipment are higher than the upfront costs for installation of cable television. Third, current DBS systems, unlike cable, do not provide local broadcast programming via satellite, although seamless switching between satellite and broadcast programming from other sources is possible with all DSS units. In addition, DIRECTV provides programming from affiliates of the national broadcast networks to subscribers who are unable to receive networks over the air and do not subscribe to cable.


  Other DBS Providers


     EchoStar Communications Corp. ("EchoStar") commenced national broadcasting of programming in March 1996 and currently broadcasts over 120 video channels and 30 audio channels. EchoStar has 21 licensed channel frequencies at the 119 degrees W.L. full CONUS orbital position and has 69 frequencies in other partial CONUS orbital locations. At March 2, 1998, EchoStar reported approximately 1.1 million subscribers.


     USSB owns and operates five transponders on DIRECTV's first satellite and offers a programming service separate from DIRECTV's service, with over 25 channels of premium video programming not available from DIRECTV, including multiple channels of HBO(R), Showtime, Cinemax and The Movie Channel. USSB's programming (and its use of transponders on the same satellite used by DIRECTV, which enables subscribers to receive both DIRECTV and USSB signals with a single dish) allows it to be marketed as complementary to DIRECTV.


  Medium Power DTH Providers


     PrimeStar Partners ("PrimeStar"), owned primarily by a consortium of cable companies including TeleCommunications, Inc., launched the first digital DTH satellite television service in 1994. As a result of the successful launch and operation of a new satellite in early 1997, PrimeStar increased its medium-power programming services to approximately 150 channels. This new satellite will potentially enable PrimeStar to reduce its dish size to approximately 29 inches for most subscribers within the continental United States. In addition, PrimeStar is expected to have access to significant DBS capacity via TSAT's DBS satellite, which is capable of providing full-CONUS service. PrimeStar has announced plans to use such satellite to provide a mix of sports, multichannel movie services, pay-per-view services and popular cable networks to traditional broadcast television, basic cable and other analog programming customers. As of February 24, 1998, PrimeStar reported having approximately 2.0 million subscribers.


     On June 11, 1997, PrimeStar announced that it had entered into an agreement to combine its assets with American Sky Broadcasting ("ASkyB"). According to press releases, each of PrimeStar's cable company partners will contribute its PrimeStar customers and partnership interests into the newly formed entity. ASkyB has announced that it will contribute two satellites under construction and 28 full-CONUS frequencies at the 110 degrees W.L. orbital location. This proposed transaction requires certain federal regulatory approvals. In addition, Tempo Satellite, Inc. has a license for a satellite using 11 full-CONUS frequencies at the 119 degrees W.L. orbital location, and recently launched a satellite to that location.


  Other Competitors


     Low power C-band operators reported approximately 2.1 million subscribers at January 31, 1998. The C-band/home satellite television receive only ("TVRO") market has been built primarily on subscribers who live in markets not served by cable television. C-band equipment, including the six to eight foot dish necessary to receive the low power signal, currently costs approximately $2,000 and is distributed by local TVRO satellite dealers. DTS believes that high and medium power DTH services have significant advantages over low power C-band service in equipment cost, dish size and range of programming packages. The number of C-band subscribers declined by approximately 200,000 during 1996 and early 1997 to 2.1 million as of January 31, 1998.


     There are approximately 175 wireless cable systems in the United States, serving approximately 1.2 million subscribers. These systems (which are usually analog) typically offer only 20 to 40 channels of programming, which may include local programming. Wireless cable requires a direct line of sight from the receiver to the transmitter, which creates the potential for substantial interference from terrain, buildings and foliage in the line of sight. However, while it is expected that most large wireless operators (especially certain of those backed by local telephone companies) will upgrade to digital technology over the next several years, such upgrades will require the installation of new digital decoders in customers' homes and modifications to transmission facilities, at a potentially significant cost.


     Certain regional telephone companies and other long distance companies could become significant competitors in the future, as they have expressed an interest in becoming subscription television providers. Furthermore, legislation recently passed by Congress removes barriers to entry which previously inhibited telephone companies from competing, or made it more difficult for telephone companies to compete, in the provision of video programming and information services. Certain telephone companies have received authorization to test market video and other services in certain geographic areas using fiber optic cable and digital compression over existing telephone lines. Estimates for the timing of wide-scale deployment of such multichannel video service vary, as several telephone companies have pushed back originally announced deployment schedules.


     As more telephone companies begin to provide subscription programming and other information and communications services to their customers, additional significant competition for subscribers will develop. Among other things, telephone companies have an existing relationship with substantially every household in their service area, substantial financial resources, and an existing infrastructure and may be able to subsidize the delivery of programming through their position as the sole source of telephone service to the home.


     Most areas of the U.S. are covered by traditional territorial over-the-air VHF/UHF broadcasters. Consumers can receive from three to ten channels of over-the-air programming in most markets. These stations provide local, network and syndicated programming free of charge, but each major market is generally limited in the number of programming channels. Congress is expected to consider the release of additional digital spectrum for use by VHF/UHF broadcasters later this year.


DBS Industry Background


     The widespread use of satellites for television developed in the 1970s, as a means to distribute news and entertainment programming to and from broadcast television stations and to the headends of cable systems. The use of satellites by cable systems permitted low cost networking of cable systems, thereby promoting the growth of satellite-delivered pay channel services (such as HBO and Showtime) and enhanced basic services (such as CNN, ESPN and C-SPAN).


     The DTH satellite market developed as consumers in rural markets without access to cable or broadcast television programming purchased TVRO products to receive programming directed towards broadcast television stations and cable headends. The DTH business has grown as satellite-delivered services have been developed and marketed specifically for TVRO system owners.

     Until recently, most satellite applications for television were within the C band radio frequencies allocated by the FCC for fixed satellite service ("FSS"). Most TVRO systems are designed to receive the signals of C band satellites and require antennas ranging from six to 12 feet in diameter. Newer DTH services may be transmitted using Ku band satellites, the signals of which can be received with antennas ranging from three to six feet in diameter.

     In the 1980s, the FCC began licensing additional radio spectrum within a portion of the Ku band for broadcast satellite service ("BSS") or DBS service. Unlike traditional FSS satellites, BSS satellites are designed specifically for transmitting television signals directly to consumers. These satellites have significantly higher effective radiated power, operate at higher frequencies and are deployed at wider orbital spacing than FSS satellites. As a result, they allow for reception using antennas as small as 18 inches in diameter.

     Pursuant to international agreements governing the use of the radio spectrum, there are eight orbital positions allocated for use by the U.S. within the BSS band with 32 frequencies licensed to each orbital position. The FCC initially awarded frequencies at these eight orbital locations to nine companies, including Hughes and USSB.

     Of the eight orbital locations for U.S.-licensed DBS satellites, only three enable full coverage of the contiguous U.S. The remaining orbital positions are situated to provide coverage to either the eastern or western U.S., but not to both. The orbital location used by DIRECTV is one of the three locations with full coverage and is considered to be the most centrally located. Companies awarded frequencies at the three locations with full coverage have a significant competitive advantage in providing nationwide service.


Legislation and Regulation

     On February 1, 1996, the Congress passed the Telecommunication Act of 1996 (the "1996 Act"). On February 8, 1996, President Clinton signed it into law. This new law has altered and will alter federal, state and local laws and regulations regarding telecommunications providers and services, including DTS and the telecommunications services provided by DTS. There are numerous rulemakings undertaken and to be undertaken by the FCC which will interpret and implement the provisions of the 1996 Act. It is not possible at this time to predict the outcome of such rulemakings that remain pending.

     Unlike a common carrier, such as a telephone company, or a cable operator, DBS operators such as DIRECTV are free to set prices and serve customers according to their business judgment, without rate of return or other regulation or the obligation not to discriminate among customers. However, there are laws and regulations that affect DIRECTV and, therefore, affect DTS. As an operator of a privately owned United States satellite system, DIRECTV is subject to the regulatory jurisdiction of the FCC, primarily with respect to
(i) the licensing of individual satellites (i.e., the requirement that DIRECTV meet minimum financial, legal and technical standards), (ii) avoidance of interference with radio stations and (iii) compliance with rules that the FCC has established specifically for DBS satellite licenses. As a distributor of television programming, DIRECTV is also affected by numerous other laws and regulations. The 1996 Act clarifies that the FCC has exclusive jurisdiction over DTH satellite services and that criminal penalties may be imposed for piracy of DTH satellite services. The 1996 Act also offers DTH operators relief from private and local government-imposed restrictions on the placement of receiving antennae. In some instances, DTH operators have been unable to serve areas due to laws, zoning ordinances, homeowner association rules, or restrictive property covenants banning the installation of antennae on or near homes. The FCC recently promulgated rules designed to implement Congress' intent by prohibiting any restriction, including zoning, land use or building regulation, or any private covenant, homeowners' association rule, or similar restriction on property within the exclusive use or control of the antenna user where the user has a direct or indirect ownership interest in the property, to the extent it impairs the installation, maintenance or use of a DBS receiving antenna that is one meter or less in diameter or diagonal measurement, except where such restriction is necessary to accomplish a clearly defined safety objective or to preserve a recognized historic district. Local governments and associations may apply to the FCC for a waiver of this rule based on local concerns of a highly specialized or unusual nature. The FCC also issued a further notice of proposed rulemaking seeking comment on whether the 1996 Act applies to restrictions on property not within the exclusive use or control of the viewer and in which the viewer has no direct or indirect property interest. The 1996 Act also preempted local (but not state) governments from imposing taxes or fees on DTH services, including DBS. Finally, the 1996 Act required that multichannel video programming distributors such as DTH operators fully scramble or block channels providing indecent or sexually explicit adult programming. If a multi-channel video programming distributor cannot fully scramble or block such programming, it must restrict transmission to those hours of the day when children are unlikely to view the programming (as determined by the FCC). On March 24, 1997, the U.S. Supreme Court let stand a lower court ruling that allows enforcement of this provision pending a constitutional challenge. In response to this ruling, the FCC declared that its rules implementing the scrambling provision would become effective on May 18, 1997.

     In addition to regulating pricing practices and competition within the franchise cable television industry, the Cable Act was intended to establish and support existing and new multi-channel video services, such as wireless cable and DTH, to provide subscription television services. DIRECTV and DTS have benefited from the programming access provisions of the Cable Act and implementing rules in that DIRECTV has been able to gain access to previously unavailable programming services and, in some circumstances, has obtained certain programming services at reduced cost. Any amendment to, or interpretation of, the Cable Act or the FCC's rules that would permit cable companies or entities affiliated with cable companies to discriminate against competitors such as DIRECTV in making programming available (or to discriminate in the terms and conditions of such programming) could adversely affect DIRECTV's ability to acquire programming on a cost-effective basis, which would have an adverse impact on DTS. Certain of the restrictions on cable-affiliated programmers will expire in 2002 unless the FCC extends such restrictions.

     The Cable Act also requires the FCC to conduct a rulemaking that will impose public interest requirements for providing video programming on DTH licensees, including, at a minimum, reasonable and non-discriminatory access by qualified candidates for office and the obligation to set aside four to seven percent of the licensee's channel capacity for non-commercial programming of an educational or informational nature. Within this set-aside requirement, DTH providers must make capacity available to "national educational programming suppliers" at below-cost rates. The FCC is conducting a rulemaking to implement this statutory provision.

     While DTH operators like DIRECTV currently are not subject to the "must carry" requirements of the Cable Act, the cable industry has argued that DTH operators should be subject to these requirements. In the event the "must carry" requirements of the Cable Act are revised to include DTH operators, or to the extent that new legislation of a similar nature is enacted, DIRECTV's future plans to provide local programming will be adversely affected, and such must-carry requirements could cause the displacement of possibly more attractive programming.

     The Satellite Home Viewer Act (the "SHVA") establishes a "compulsory" copyright license that allows a DTH operator, for a statutorily-established fee, to retransmit network programming to subscribers for private home viewing so long as that retransmission is limited to those persons in unserved households. In general, an "unserved household" is one that cannot receive, through the use of a conventional outdoor rooftop antenna, a sufficient over-the-air network signal, and has not, within 90 days prior to subscribing to the DTH service, subscribed to a cable service that provides that network signal. Although DIRECTV and DTS have implemented guidelines to safeguard against violations of the SHVA, certain subscribers within DTS's service territories receive network programming despite their misrepresentation that they are unserved households. Although not mandated by law, DIRECTV and DTS presently disconnect such subscribers which any local network affiliate maintains are not unserved households. Pending Congressional action or administrative rulemaking, the inability of DIRECTV and DTS to provide network programming to subscribers in DIRECTV service territories could adversely affect DTS' average programming revenue per subscriber and subscriber growth.

Facilities

     DTS is headquartered in approximately 6,400 square feet of leased space in Roswell, Georgia and maintains offices in Louisville, Kentucky; Hays, Kansas; Santa Fe, New Mexico; Burlington, Vermont; Cortland, New York; Florence, South Carolina; San Luis Obispo, California; and Albany, Georgia. DTS also maintains full-service retail stores in Florence, South Carolina; Santa Fe, New Mexico and San Luis Obispo, California.

Employees

     As of February 28, 1998, DTS had approximately 241 full-time and 32 part-time employees. DTS is not a party to any collective bargaining agreement.

Legal Proceedings

     DTS is not a party to, nor is any of its properties subject to, any material legal proceedings, other than routine litigation incidental to its business.


                              PEGASUS MANAGEMENT


Executive Officers, Directors, and Designees for Director

     Set forth below is certain information concerning the executive officers and directors of Pegasus and those persons who will be designated by Columbia, Whitney and Chisholm to the Pegasus Board following the Merger pursuant to the Voting Agreement.



              Name                  Age                           Position
--------------------------------   -----   ------------------------------------------------------
Marshall W. Pagon ..............    42     Chairman of the Board, President and Chief Execu-
                                           tive Officer
Robert N. Verdecchio ...........    41     Senior Vice President, Chief Financial Officer, Trea-
                                           surer, Assistant Secretary and Director
Ted S. Lodge ...................    41     Senior Vice President, Chief Administrative Officer,
                                           General Counsel and Secretary
Howard E. Verlin ...............    36     Vice President and Assistant Secretary
James J. McEntee, III ..........    40     Director
Mary C. Metzger ................    52     Director
Donald W. Weber ................    61     Director
Harry F. Hopper, III ...........    44     Designee for Director
Michael C. Brooks ..............    53     Designee for Director
Riordon B. Smith ...............    37     Designee for Director

     Marshall W. Pagon has served as President, Chief Executive Officer and Chairman of the Board of Pegasus since its incorporation, and served as Treasurer of Pegasus from its incorporation to June 1997. Mr. Pagon also serves as Chief Executive Officer and Director of each of Pegasus' subsidiaries. From 1991 to October 1994, when the assets of various affiliates of PM&C, principally limited partnerships that owned and operated the Company's TV and cable operations, were transferred to PM&C's subsidiaries, entities controlled by Mr. Pagon served as the general partner of these partnerships and conducted the business of the Company. Mr. Pagon's background includes over 17 years of experience in the media and communications industry.

     Robert N. Verdecchio has served as Pegasus' Senior Vice President, Chief Financial Officer and Assistant Secretary since its inception and as Pegasus' Treasurer since June 1997. He has also served similar functions for PM&C's affiliates and predecessors in interest since 1990. Mr. Verdecchio has been a Director of Pegasus and PM&C since December 18, 1997. Mr. Verdecchio is a certified public accountant and has over 12 year of experience in the media and communications industry.

     Ted S. Lodge has served as Senior Vice President, Chief Administrative Officer, General Counsel and Assistant Secretary of Pegasus since July 1, 1996. In June 1997, Mr. Lodge became Pegasus' Secretary. From June 1992 through June 1996, Mr. Lodge practiced law with the law firm of Lodge & Company. During such period, Mr. Lodge was engaged by the Company as its outside legal counsel in connection with various matters.

     Howard E. Verlin is a Vice President and Assistant Secretary of Pegasus (and was until June 1997 its Secretary) and is responsible for operating activities of the Company's DBS and cable subsidiaries, including supervision of their general managers. Mr. Verlin has served similar functions with respect to the Company's predecessors in interest and affiliates since 1987 and has over 14 years of experience in the media and communications industry.

     James J. McEntee, III has been a Director of Pegasus since October 8, 1996. Mr. McEntee has been a member of the law firm of Lamb, Windle & McErlane, P.C. for the past five years and a principal of that law firm for the past four years.

     Mary C. Metzger has been a Director of Pegasus since November 14, 1996. Ms. Metzger has been Chairman of Personalized Media Communications L.L.C. and its predecessor company, Personalized Media Communications Corp. since February 1989. Ms. Metzger has also been Managing Director of Video Technologies International, Inc. since June 1986.

     Donald W. Weber has been a Director of Pegasus since its incorporation and a director of PM&C since November 1995. Until its acquisition by Pegasus in November 1997, Mr. Weber had been the President and Chief Executive Officer of ViewStar Entertainment Services, Inc., an NRTC associate that distributes DIRECTV services in North Georgia, since August 1993. From November 1991 through August 1993, Mr. Weber was a private investor and consultant to various communication companies. Prior to that time, Mr. Weber was President and Chief Executive Officer of Contel Corporation until its merger with GTE Corporation in 1991. Mr. Weber is currently a member of the boards of directors of Powertel, Inc. and Healthdyne Information Enterprises, Inc., which are publicly-traded companies.

     Harry F. Hopper, III is Columbia's designee under the Voting Agreement to serve on the Pegasus Board following consummation of the Merger. Mr. Hopper has been a director of DTS, or a manager of its predecessor, Digital Television Services, LLC, since June 1996 and serves in such capacity as a designee of the holders of the Common Stock of DTS (including Columbia) pursuant to the DTS Stockholders Agreement. Mr. Hopper has been a Managing Director of Columbia since January 1997. From January 1994 to January 1997, Mr. Hopper was a Senior Vice President of Columbia. From May 1990 to January 1994, he was an Executive Vice President of the corporate general partners of Bachtel Cellular Liquidity, LP and Paul S. Bachow Co-Investment Fund, LP.

     Michael C. Brooks is Whitney's designee under the Voting Agreement to serve on the Pegasus Board following consummation of the Merger. Mr. Brooks has been a director of DTS, or a manager of its predecessor, Digital Television Services, LLC, since February 1997 and serves in such capacity as a designee of Whitney pursuant to the DTS Stockholders Agreement. He has been a general partner of J.H. Whitney & Co., a venture capital firm ("J.H. Whitney"), since January 1985 and currently serves as Managing Partner. Mr. Brooks is also a director of SunGard Data Systems, Inc., DecisionOne Holdings Corp., Nitinol Medical Technologies, Inc. and several private companies.

     Riordon B. Smith is Chisholm's designee under the Voting Agreement to serve on the Pegasus Board following consummation of the Merger. Mr. Smith has been a director of DTS, or a manager of its predecessor, Digital Television Services, LLC, since February 1997 and serves in such capacity as the designee of Chisholm pursuant to the DTS Stockholders Agreement. Mr. Smith is a Senior Vice President of Fleet Venture Resources, Inc., which he joined in 1990. Fleet Venture Resources, Inc. is a private equity fund with an investment focus in media and information, telecommunications services, healthcare services, industrial manufacturing, business services and consumer products and services.


     In connection with the acquisition of DIRECTV rights and related assets from Harron Communications Corp., Pegasus Communications Holdings, Inc., Pegasus' parent corporation, agreed to nominate a designee of Harron as a member of Pegasus' Board of Directors. Effective October 8, 1996, James J. McEntee, III, was appointed to Pegasus' Board of Directors as Harron's designee.

     Upon consummation of the Merger, Columbia, Whitney and Chisholm will have the right to designate one director each to the Pegasus Board pursuant to the Voting Agreement. For a description of this right, see "THE MERGER -- Voting Agreement."

Executive Compensation

     The following table sets forth certain information for the Company's last three fiscal years concerning the compensation paid to the Chief Executive Officer and to each of the Company's most highly compensated officers, whose total annual salary and bonus for the fiscal year ended December 31, 1997 exceeded $100,000.



                                                                                      Long-Term
                                                               Annual                Compensation
                                                           Compensation(1)              Awards
                                                         -------------------  --------------------------
                                                                               Restricted    Securities          All
                                                                                  Stock      Underlying         Other
         Name                  Principal Position         Year      Salary      Award(2)       Options     Compensation(3)
----------------------  -------------------------------  ------  -----------  ------------  ------------  ----------------
Marshall W. Pagon       President and Chief Executive    1997     $200,000      $100,558       85,000        $  63,228(4)
                        Officer                          1996     $150,000            --           --        $  62,253(4)
                                                         1995     $150,000            --           --               --
Robert N. Verdecchio    Senior Vice President and        1997     $150,000      $ 50,279       40,000        $   9,500
                        Chief Financial Officer          1996     $125,000      $555,940           --        $   6,875
                                                         1995     $122,083      $133,450           --               --
Ted S. Lodge(5)         Senior Vice President, Chief     1997     $150,000      $ 40,223       40,000        $   1,800
                        Administrative Officer and       1996     $ 75,000            --           --               --
                        General Counsel
Howard E. Verlin        Vice President, Satellite        1997     $135,000      $100,558       40,000        $   1,685
                        and Cable Television             1996     $100,000            --           --        $   1,100
                                                         1995     $100,000      $ 95,321           --               --

------------

(1) Prior to the consummation of the Initial Public Offering, the Company's executive officers never received any salary or bonus compensation from the Company. The salary amounts presented above for 1995 and for January 1, 1996 through October 8, 1996 were paid by an affiliate of the Company. After October 8, 1996, the Company's executive officers' salaries were paid by the Company. There are no employment agreements between the Company and its executive officers.

(2) Awards presented for 1995 represent grants of the non-voting common stock of Pegasus Communications Holdings, Inc., the parent of the Company (the "Parent"). In 1995, 875 shares and 625 shares of the Parent's non-voting common stock were granted to Mr. Verdecchio and Mr. Verlin, respectively. The amounts shown in the table for 1995 are based on a valuation prepared for the Parent at the time of the grants. Upon the completion of the Initial Public Offering, all shares of the Parent's non-voting common stock were exchanged for shares of Class A Common Stock pursuant to the Management Share Exchange Agreement. As a result, Messrs. Verdecchio and Verlin received an aggregate of 131,193 and 39,321 shares of Class A Common Stock, respectively. In addition, upon the Initial Public Offering, certain shares of Class B Common Stock were exchanged for shares of Class A Common Stock and distributed to certain members of management, including 38,807 shares of Class A Common Stock that were distributed to Mr. Verdecchio. One-fourth of the aggregate shares granted in 1995 and 1996 vested or will vest on December 31 of each of 1995, 1996, 1997 and 1998. In 1996, Mr. Verdecchio also received a grant of 903 shares pursuant to the Company's Restricted Stock Plan, which shares were immediately vested. On December 31, 1997, Messrs. Verdecchio and Verlin had an aggregate of 42,500 and 9,830 shares of Class A Common Stock, respectively, which were unvested and had a value as of December 31, 1997 of $881,875 and $203,973, respectively, based on the closing price of the Class A Common Stock on such date of $20.75.
(3) Unless otherwise indicated, the amounts listed represent the Company's contributions under its 401(k) Plans. The amounts listed for 1997 do not include discretionary contributions that may be made by the Company since such contributions, if any, have not been determined to date.
(4) Of the amounts listed for Mr. Pagon for 1997 and 1996, $9,500 and $8,525, respectively, represent the Company's contributions under its 401(k) Plans and $53,727 and $53,728, respectively, represent the actuarial benefit to Mr. Pagon of premiums paid by the Company in connection with the split dollar agreement entered into by the Company with the trustees of an insurance trust established by Mr. Pagon. See "CERTAIN TRANSACTIONS -- Split Dollar Agreement."
(5) Mr. Lodge became an employee of the Company on July 1, 1996.

                             Option Grants in 1997



                                                                                             Potential Realizable Value
                                                                                             at Assumed Annual Rates of
                                                                                             Stock Price Appreciation for
                                                     Individual Grants                             Option Term(2)
                                 ---------------------------------------------------------   ---------------------------
                                                 % of Total
                                              Options Granted      Exercise
                                  Options     to Employees in       Price       Expiration
             Name                 Granted      Fiscal Year(1)     Per Share        Date           5%            10%
------------------------------   ---------   -----------------   -----------   -----------   -----------   -------------
Marshall W. Pagon ............    85,000     38.6%               $ 11.00         3-21-07      $588,016      $1,490,149
Robert N. Verdecchio .........    40,000     18.2%               $ 11.00         3-21-07      $276,714      $  701,247
Howard E. Verlin .............    40,000     18.2%               $ 11.00         3-21-07      $276,714      $  701,247
Ted S. Lodge .................    40,000     18.2%               $ 11.00         3-21-07      $276,714      $  701,247

------------
(1) The Company granted options to employees and directors to purchase a total of 220,000 shares during 1997.

(2) These amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date.


      Aggregated Option Exercises in 1997 and 1997 Year-End Option Values



                                                                      Number of Unexercised       Value of Unexercised
                                                                        Options at Fiscal         In-the-Money Options
                                                                            Year-End             at Fiscal Year-End(1)
                                                                    -------------------------   ------------------------
                                     Shares
                                  Acquired on                        Exercis-     Unexercis-     Exercis-     Unexercis-
             Name                   Exercise      Value Realized       able          able          able          able
------------------------------   -------------   ----------------   ----------   ------------   ----------   -----------
Marshall W. Pagon ............        --               --              --          85,000          --         $828,750
Robert N. Verdecchio .........        --               --              --          40,000          --         $390,000
Howard E. Verlin .............        --               --              --          40,000          --         $390,000
Ted S. Lodge .................        --               --              --          40,000          --         $390,000

------------
(1) In-the-money options are those where the fair market value of the underlying securities exceeds the exercise price of the option. The closing price of the Company's Class A Common Stock on December 31, 1997 was $20.75 per share.

Compensation of Directors

     Under Pegasus' By-Laws, each director is entitled to receive such compensation, if any, as may from time to time be fixed by the Board of Directors, Pegasus currently pays its directors who are not employees or officers of Pegasus an annual retainer of $5,000 plus $500 for each Board meeting attended in person and $250 for each Board meeting held by telephone. Pegasus also reimburses each director for all reasonable expenses incurred in traveling to and from the place of each meeting of the Board or committee of the Board.


     On March 21, 1997 and February 17, 1998, James J. McEntee, III, Mary C. Metzger, and Donald W. Weber, representing all of Pegasus' nonemployee directors, each received options under the Stock Option Plan to purchase 5,000 shares of Class A Common Stock. Each option vests in annual installments of 2,500 shares, was issued at an exercise price of $11.00 per share and $21.375, respectively, (the price equal to the closing price of the Class A Common Stock at the time of the grant), and are exercisable until the tenth anniversary from the date of grant.



Compensation Committee Interlocks and Insider Participation

     During 1997, decisions concerning executive compensation of executive officers were generally made by the Board of Directors, which included Marshall
W. Pagon, the President and Chief Executive Officer of Pegasus, and since December 18, 1997, Robert N. Verdecchio, Pegasus' Senior Vice President and Chief Financial Officer. The Compensation Committee, however, made decisions regarding option grants under the Stock Option Plan and discretionary awards and special recognition awards to officers under the Restricted Stock Plan (as defined).

Incentive Program

     The Incentive Program, which includes the Restricted Stock Plan, the 401(k) Plans (as defined) and the Stock Option Plan, is designed to promote growth in stockholder value by providing employees with restricted stock awards in the form of Class A Common Stock and grants of options to purchase Class A Common Stock. Awards under the Restricted Stock Plan (other than excess and discretionary awards) and the 401(k) Plans (other than matching contributions) are in proportion to annual increases in Location Cash Flow. For this purpose Location Cash Flow is automatically adjusted for acquisitions such that, for the purpose of calculating the annual increase in Location Cash Flow, the Location Cash Flow of the acquired properties is included as if it had been a part of the Company's financial results for the comparable period of the prior year.

     The Company believes that the Restricted Stock Plan and 401(k) Plans result in greater increases in stockholder value than result from a conventional stock option program, because these plans create a clear cause and effect relationship between initiatives taken to increase Location Cash Flow and the amount of incentive compensation that results therefrom.

     Although the Restricted Stock Plan and 401(k) Plans like conventional stock option programs provide compensation to employees as a function of growth in stockholder value, the tax and accounting treatments of these programs are different. For tax purposes, incentive compensation awarded under the Restricted Stock Plan (upon vesting) and the 401(k) Plans is fully tax deductible as compared to conventional stock option grants which generally are only partially tax deductible upon exercise. For accounting purposes, conventional stock option programs generally do not result in a charge to earnings while compensation under the Restricted Stock Plan and the 401(k) Plans do result in a charge to earnings. The Company believes that these differences result in a lack of comparability between the EBITDA of companies that utilize conventional stock option programs and the EBITDA of the Company. The table below lists the specific maximum components of the Restricted Stock Plan (other than excess and discretionary awards) and the 401(k) Plans (other than matching contributions) in terms of a $1 increase in annual Location Cash Flow.



                                         Component                                             Amount
------------------------------------------------------------------------------------------   ---------
Restricted Stock grants to general managers based on the increase in annual Location Cash
 Flow of individual business units .......................................................    6 Cents
Restricted Stock grants to department managers based on the increase in annual Location
  Cash
 Flow of individual business units .......................................................    6 Cents
Restricted Stock grants to corporate managers (other than executive officers) based on the
 Company-wide increase in annual Location Cash Flow ......................................    3 Cents
Restricted Stock grants to employees selected for special recognition ....................    5 Cents
Restricted Stock grants under the 401(k) Plans for the benefit of all eligible employees
  and
 allocated pro rata based on wages .......................................................   10 Cents
  Total ..................................................................................   30 Cents

     As of February 28, 1998, the Company has seven general managers, 35 department managers and four corporate managers.

     Executive officers and non-employee directors are not eligible to receive profit sharing awards under the Restricted Stock Plan. Executive officers are eligible to receive awards under the Restricted Stock Plan consisting of (i) special recognition awards, (ii) excess awards made to the extent that an employee does not receive a matching contribution under the 401(k) Plans because of restrictions of the Internal Revenue Code of 1986, as amended (the "Code") and (iii) discretionary restricted stock awards determined by a Board committee, or the full Board. Executive officers and non-employee directors are eligible to receive options under the Stock Option Plan.

Restricted Stock Plan

     For information with respect to the Restricted Stock Plan, see "PROPOSAL 2: AMENDMENT TO RESTRICTED STOCK PLAN."

Stock Option Plan

     For information with respect to the Stock Option Plan, see "PROPOSAL 3:
AMENDMENT TO STOCK OPTION PLAN."

401(k) Plans

     Effective January 1, 1996, PM&C adopted the Pegasus Communications Savings Plan (the "U.S. 401(k) Plan") for eligible employees of PM&C and its domestic subsidiaries. In 1996, the Company's Puerto Rico subsidiary adopted the Pegasus Communications Puerto Rico Savings Plan (the "Puerto Rico 401(k) Plan" and, together with the U.S. 401(k) Plan, the "401(k) Plans") for eligible employees of the Company's Puerto Rico subsidiaries. Substantially all Company employees who, as of the enrollment date under the 401(k) Plans, have completed at least one year of service with the Company are eligible to participate in one of the 401(k) Plans. Participants may make salary deferral contributions of 2% to 6% of salary to the 401(k) Plans.

     The Company may make three types of contributions to the 401(k) Plans, each allocable to a participant's account if the participant completes at least 1,000 hours of service in the applicable plan year, and is employed on the last day of the applicable plan year: (i) the Company matches 100% of a participant's salary deferral contributions to the extent the participant invested his or her salary deferral contributions in Class A Common Stock at the time of his or her initial contribution to the 401(k) Plans; (ii) the Company, in its discretion, may contribute an amount that equals up to 10% of the annual increase in Company-wide Location Cash Flow (these Company discretionary contributions, if any, are allocated to eligible participants' accounts based on each participant's salary for the plan year); and (iii) the Company also matches a participant's rollover contribution, if any, to the 401(k) Plans, to the extent the participant invests his or her rollover contribution in Class A Common Stock at the time of his or her initial contribution to the 401(k) Plans. Discretionary Company contributions and Company matches of employee salary deferral contributions and rollover contributions are made in the form of Class A Common Stock, or in cash used to purchase Class A Common Stock. The Company has authorized and reserved for issuance up to 205,000 shares of Class A Common Stock in connection with the 401(k) Plans. Company contributions to the 401(k) Plans are subject to limitations under applicable laws and regulations.

     All employee contributions to the 401(k) Plans are fully vested at all times and all Company contributions, if any, vest 34% after two years of service with the Company (including years before the 401(k) Plans were established); 67% after three years of service and 100% after four years of service. A participant also becomes fully vested in Company contributions to the 401(k) Plans upon attaining age 65 or upon his or her death or disability.


                             CERTAIN TRANSACTIONS


Split Dollar Agreement

     In December 1996, the Company entered into a split dollar agreement with the trustees of an insurance trust established by Marshall W. Pagon. Under the split dollar agreement, the Company agreed to pay a portion of the premiums for certain life insurance policies covering Mr. Pagon owned by the insurance trust. The agreement provides that the Company will be repaid for all amounts it expends for such premiums, either from the cash surrender value or the proceeds of the insurance policies. For 1996 and 1997, the actuarial benefit to Mr. Pagon of premiums paid by the Company amounted to $53,728 and $53,727, respectively.


Loan Program

     In February 1997, the Company adopted a program to assist its employees in obtaining loans for various purposes, including to enable employees to pay income taxes as a result of grants of Class A Common Stock by the Company. Assistance may take the form of direct loans by the Company, guarantees by the Company of loans made by third parties, or other forms of credit support or credit enhancement, including without limitation, agreements by the Company to purchase such loans, purchase any collateral securing such loans (including Class A Common Stock), lend money or otherwise provide funds for the repayment of such loans. Any direct loan by the Company may not exceed 75 percent of the market value of the Class A Common Stock at the time that the loan is made.

     In April 1997, Robert N. Verdecchio, Howard E. Verlin and Guyon W. Turner, a former executive officer of Pegasus, obtained loans of $432,000, $68,000 and $414,000, respectively, from a bank and pledged their shares of Class A Common Stock as security. Proceeds from the loans were used to pay tax liabilities arising from grants of the Company's Class A Common Stock. Pursuant to the loan program, the Company agreed, upon any default by these officers under the loans, to purchase from the bank the Class A Common Stock securing the loans for prices (ranging from $3.71 to $5.66 per share) sufficient to repay the loans.


Harron Designee

     In connection with the acquisition of DBS rights and related assets from Harron Communications Corp. ("Harron") in October 1996, the Parent agreed to nominate a designee of Harron as a member of the Company's Board of Directors. James J. McEntee, III was appointed to the Company's Board of Directors as Harron's designee. Harron's right to name a designee terminates on October 8, 1998.


ViewStar DBS Acquisition

     Effective October 31, 1997, the Company acquired DIRECTV distribution rights for certain rural areas of Georgia and related assets (the "ViewStar DBS Acquisition") from ViewStar Entertainment Services, Inc. ("ViewStar"). Prior to the acquisition, Donald W. Weber, a director of Pegasus, was the President and Chief Executive Officer of ViewStar and together with his son owned approximately 73% of the outstanding stock of ViewStar. The ViewStar DBS Acquisition was effected through a merger of ViewStar into a subsidiary of Pegasus. The purchase price of the ViewStar DBS Acquisition consisted of approximately $6.4 million in cash and 397,035 shares of Class A Common Stock. The acquisition involved the execution of noncompetition agreements by Mr. Weber and his son and the execution of a shareholders agreement (which included the granting of certain registration rights on the shares of Class A Common Stock issued in connection with the acquisition).


Relationship with KB Prime Media and Affiliated Entities

     The Company intends to enter into an agreement to sell to KB Prime Media, L.L.C. ("KB Prime Media") the license for TV station WOLF, one of the Company's TV stations serving the Northeastern Pennsylvania DMA, and certain related assets, including leases and subleases for studio, office, tower and transmitter space and equipment, for a cash payment of $500,000 and ongoing rental payments of approximately $25,000 per year. The closing of this transaction will be subject to FCC consent. KB Prime Media is a corporation owned 80% by W.W. Keen Butcher, the stepfather of Marshall W. Pagon. The Company will have an option to repurchase WOLF's license, subject to applicable FCC rules and regulations, and related assets for a cash payment of $500,000 plus interest accruing at the rate of 12% per annum until the option is exercised. Concurrently with the closing under the agreement described above, the Company and KB Prime Media will enter into an LMA, pursuant to which the Company will provide programming to WOLF and retain all revenues generated from advertising in exchange for certain payments to KB Prime Media. The financial terms of the LMA have not been finalized; however, the term of the LMA will be seven years, with two automatic renewals.

     The Company also intends to enter into an agreement to sell to KB Prime Media the option to acquire the construction permit for unbuilt television station WFXU and certain related assets, including leases and subleases for studio, office, tower and transmitter space and equipment. WFXU will rebroadcast WTLH pursuant to the terms of an LMA between the Company and KB Prime Media. The terms of this transaction have not been finalized, and the closing of the transaction is subject to FCC consent.

     In addition to these two transactions, the Company expects to enter into other transactions with companies controlled by Mr. Butcher relating to FCC licenses, LMAs and similar arrangements that the Company determines to be of benefit to it. In connection with such transactions, the Company anticipates that it will provide guarantees or other forms of credit support for bank loans to Mr. Butcher or companies controlled by him. To date the Company has pledged approximately $1.1 million of bank deposits to collateralize loans to Mr. Butcher the proceeds of which were contributed into another entity controlled by Mr. Butcher and used as deposits for auctions of television licenses and other operating expenses. The Company's board of directors has authorized the Company to provide similar credit support for up to $3.0 million of credit to Mr. Butcher for transactions that the Company determines to be to its advantage. The Company will enter into LMAs, purchase options and related arrangements with respect to any licenses acquired by Mr. Butcher's controlled companies where the Company has provided credit support.

     The Company believes that all of these transactions, including those with respect to WOLF and WFXU, will be done at fair value.

     The proposed LMAs with WOLF and WFXU are currently subject to no adverse regulatory rulings or requirements. Because of the pendency of certain rulemaking proceedings at the FCC, this situation cannot be guaranteed to continue.


                             OWNERSHIP AND CONTROL


     The following table sets forth certain information, as of February 28, 1998, with respect to the beneficial holdings of each director, each person who will be elected to the Pegasus Board upon consummation of the Merger, each executive officer, and all executive officers and directors as a group. The table also sets forth the holdings of each stockholder who was known to Pegasus to be the beneficial owner, as defined in Rule 13d-3 under the Exchange Act, of more than 5% of the Class A Common Stock or Class B Common Stock, based upon Company records or records of the Commission, and of each DTS Stockholder who is anticipated to be the beneficial owner of more than 5% of the Class A Common Stock or Class B Common Stock upon consummation of the Merger. The information set forth in the table and the footnotes thereto which give effect to the consummation of the Merger assumes that 5,461,100 shares of Class A Common Stock in the aggregate will be issued to the DTS Stockholders. The actual number of shares to be issued to the DTS Stockholders upon consummation of the Merger may differ, but not materially, from those presented below. For information concerning the calculation of the number of shares to be issued in the Merger, see "THE MERGER -- The Merger Agreement -- Conversion of DTS Capital Stock," "THE MERGER -- The Merger Agreement -- Conversion Ratio" and "THE MERGER -- The Merger Agreement -- Treatment of Certain Outstanding Options and Warrants." The information set forth below does not give effect to any options or warrants that may be issued by Pegasus to replace the outstanding DTS options and warrants upon consummation of the Merger.

     Holders of Class A Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders generally, and holders of Class B Common Stock are entitled to ten votes per share. Shares of Class B Common Stock are convertible immediately into shares of Class A Common Stock on a one-for-one basis, and accordingly, holders of Class B Common Stock are deemed to own the same number of shares of Class A Common Stock. Pegasus Communications Holdings, Inc. (the "Parent"), two subsidiaries of the Parent and Pegasus Capital, L.P. (collectively, the "Pegasus Entities") hold in the aggregate all shares of Class B Common Stock, representing on a fully diluted basis 44.3% and 29.0% of the Common Stock before and after the consummation of the Merger, respectively (and 88.9% and, without giving effect to the Voting agreement, 80.4% of the combined voting power of all voting stock before and after the consummation of the Merger, respectively). Without giving effect to the Voting Agreement, Marshall W. Pagon is deemed to be the beneficial owner of all of the Class B Common Stock; the table gives effect to the Voting Agreement. The outstanding capital stock of the Parent consists of 64,119 shares of Class A Voting Common Stock and 5,000 shares of Non-Voting Stock, all of which are beneficially owned by Marshall W. Pagon.

                                                                 Before Merger
                                   --------------------------------------------------------------------------
                                             Pegasus Class A                 Pegasus Class B
       Name and address of                     Common Stock                    Common Stock          Voting
         Beneficial Owner                   Beneficially Owned              Beneficially Owned        Power
---------------------------------  ------------------------------------  ------------------------  ----------
                                            Shares                %         Shares         %            %
                                   ------------------------  ----------  -----------  -----------  ----------
Marshall W. Pagon(1)(2) .........         4,611,599(3)       44.6%        4,581,900   100.0%       88.9%
Robert N. Verdecchio ............           165,242(5) (6)    2.8%               --      --           *
Howard E. Verlin ................            52,153(5) (6)      *                --      --           *
Ted S. Lodge ....................            15,669(6) (7)      *                --      --           *
James J. McEntee, III ...........             3,000(8)          *                --      --           *
Mary C. Metzger .................             3,000(8)          *                --      --           *
Donald W. Weber(9) ..............           390,920(10)       6.8%               --      --           *
Harron Communications
 Corp.(11) ......................           852,110          14.8%               --      --         1.6%
T. Rowe Price Associates,
 Inc. and related
 entities(12) ...................           480,400           8.4%               --      --           *
Wellington Management
 Company, LLP(13) ...............           494,500           8.6%               --      --           *
PAR Investment Partners,
 L.P. and related
 entities(14) ...................           355,200           6.2%               --      --           *
Columbia Entities
 (as defined)(15) ...............                --            --                --      --          --
Whitney Equity Partners,
 L.P.(16) .......................                --            --                --      --          --
Fleet Entities
 (as defined)(17) ...............                --            --                --      --          --
Riordon B. Smith(18) ............                --            --                --      --          --
Michael C. Brooks(19) ...........                --            --                --      --          --
Harry F. Hopper(20) .............                --            --                --      --          --
Directors and Executive
 Officers as a group(21)
 (consists of 7 persons
 before the Merger and 10
 persons after the Merger) .              5,241,583          50.4%        4,581,900   100.0%       90.0%


                                                                      After Merger
                                   -----------------------------------------------------------------------------------
                                              Pegasus Class A                      Pegasus Class B
       Name and address of                      Common Stock                        Common Stock              Voting
         Beneficial Owner                    Beneficially Owned                  Beneficially Owned            Power
---------------------------------  --------------------------------------  -------------------------------  ----------
                                             Shares                 %            Shares             %            %
                                   --------------------------  ----------  ------------------  -----------  ----------
Marshall W. Pagon(1)(2) .........           9,783,261(3) (4)   61.9%            4,581,900      100.0%       89.5%
Robert N. Verdecchio ............             165,242(5) (6)    1.5%                   --         --           *
Howard E. Verlin ................              52,153(5) (6)      *                    --         --           *
Ted S. Lodge ....................              15,669(6) (7)      *                    --         --           *
James J. McEntee, III ...........               3,000(8)          *                    --         --           *
Mary C. Metzger .................               3,000(8)          *                    --         --           *
Donald W. Weber(9) ..............             390,920(9)        3.5%                   --         --           *
Harron Communications
 Corp.(11) ......................             852,110           7.6%                   --         --         1.5%
T. Rowe Price Associates,
 Inc. and related
 entities(12) ...................             480,400           4.3%                   --         --           *
Wellington Management
 Company, LLP(13) ...............             494,500           4.4%                   --         --           *
PAR Investment Partners,
 L.P. and related
 entities(14) ...................             355,200           3.2%                   --         --           *
Columbia Entities
 (as defined)(15) ...............           9,783,261(3) (4)   61.9%            4,581,900(4)   100.0%       89.5%
Whitney Equity Partners,
 L.P.(16) .......................           9,783,261(3) (4)   61.9%            4,581,900(4)   100.0%       89.5%
Fleet Entities
 (as defined)(17) ...............           9,783,261(3) (4)   61.9%            4,581,900(4)   100.0%       89.5%
Riordon B. Smith(18) ............           9,783,261(3) (4)   61.9%            4,581,900(4)   100.0%       89.5%
Michael C. Brooks(19) ...........           9,783,261(3) (4)   61.9%            4,581,900(4)   100.0%       89.5%
Harry F. Hopper(20) .............                  --            --                    --         --          --
Directors and Executive
 Officers as a group(21)
 (consists of 7 persons
 before the Merger and 10
 persons after the Merger) .               10,413,245          65.8%            4,581,900      100.0%       90.5%


------------
* Represents less than 1% of the outstanding shares of Class A Common Stock orless than 1% of the voting power, as applicable.


(1) The address of this person is c/o Pegasus Communications Management Company, 5 Radnor Corporate Center, Suite 454, 100 Matsonford Road, Radnor, Pennsylvania 19087.

(2) Pegasus Capital, L.P. holds 1,217,348 shares of Class B Common Stock. Mr. Pagon is the sole shareholder of the general partner of Pegasus Capital, L.P. and is deemed to be the beneficial owner of these shares. All of the 3,364,552 remaining shares of Class B Common Stock are owned by the Parent and two subsidiaries of the Parent. All shares of Class A Voting Common Stock of the Parent are held by Pegasus Communications Limited Partnership. Mr. Pagon controls Pegasus Communications Limited Partnership by reason of his ownership of all the outstanding voting stock of the sole general partner of a limited partnership that is, in turn, the sole general partner in Pegasus Communications Limited Partnership. As such, without giving effect to the Voting Agreement, Mr. Pagon is the beneficial owner of 100% of Class B Common Stock with sole voting and investment power over all such shares.

 (3) Includes 4,581,900 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock on a one-for-one basis and 17,000 shares of Class A Common Stock which are issuable upon the exercise of the vested portion of outstanding stock options.

 (4) Upon consummation of the Merger, Mr. Pagon, the Pegasus Entities, the Columbia Entities (as defined), Whitney (as defined) and the Fleet Entities (as defined) will enter into the Voting Agreement, which provides that these parties vote all shares held by them in the manner specified in the Voting Agreement. In particular, the Voting Agreement establishes that the Pegasus Board will consist initially of nine members with three independent directors, three directors to be designated by Mr. Pagon, and one director to be designated by each of Columbia, Whitney and Chisholm and that committees of the Pegasus Board consist of certain directors designated by the parties to the Voting Agreement. See "THE MERGER -- Voting Agreement" and a copy of the Form of Voting Agreement which is attached as Annex II to this Proxy Statement/Prospectus for more information about the Voting Agreement. As a consequence of being parties to the Voting Agreement, each of Mr. Pagon, the Pegasus Entities, the Columbia Entities, Whitney, and the Fleet Entities are deemed to have shared voting power over all shares beneficially owned by them in the aggregate for the purposes specified in the Voting Agreement. As such, the parties to the Voting Agreement are each deemed to be the beneficial owner with respect to 4,581,900 shares of Class B Common Stock and 9,783,261 shares of Class A Common Stock (including 4,581,900 shares of Class A Common Stock upon conversion of the all of the outstanding shares of Class B Common Stock).

 (5) On March 26, 1997, the Commission declared effective a registration statement filed by Pegasus which would permit Messrs. Verdecchio and Verlin to sell shares of Class A Common Stock subject to certain vesting and other restrictions. As of February 28, 1998, Messrs. Verdecchio and Verlin are permitted to sell 150,000 and 29,321 shares of Class A Common Stock, respectively, pursuant to the registration statement. Messrs. Verdecchio and Verlin have sole voting and investment power over their shares, subject to certain vesting restrictions.
 (6) Includes 9,090 shares of Class A Common Stock which are issuable upon the exercises of the vested portion of outstanding stock options.
 (7) Includes 1,500 shares of Class A Common Stock owned by Mr. Lodge's wife, for which Mr. Lodge disclaims beneficial ownership, and 5,079 shares of Class A Common Stock issued to Mr. Lodge and his wife, subject to certain vesting restrictions.
 (8) Includes 2,500 shares of Class A Common Stock which are issuable upon the exercise of the vested portion of outstanding stock options.
 (9) The address of this person is 525 Old Cobblestone Drive, Dunwoody, Georgia 30350.
(10) Includes 5,885 shares of Class A Common Stock issuable upon the exercise of the vested portion of outstanding stock options.
(11) Under the terms of a stockholder's agreement entered into by the Company in connection with the acquisition of direct broadcast satellite television rights in Michigan and Texas, the Company has until October 8, 1998 a right of first offer to purchase any shares sold by Harron Communications Corp. in a private transaction exempt from registration under the Securities Act. The address of Harron Communications Corp. is 70 East Lancaster Avenue, Frazer, Pennsylvania 19355.
(12) T. Rowe Price Associates, Inc. ("T. Rowe Price") is deemed to be the beneficial owner of 480,400 shares, over which it has sole investment power and with respect to 13,000 shares sole voting power. The address of
     T. Rowe Price is 100 East Pratt St., Baltimore, Maryland 21202.
(13) Consists of 207,400 shares over which Wellington Management Company, LLP ("WMC") has shared voting power and 494,500 shares over which WMC has shared investment power. The address of WMC is 75 State Street, Boston, Massachusetts 02109.
(14) PAR Investment Partners, L.P. ("PIP") has sole voting and investment power with respect to 355,200 shares. The sole general partner of PIP is PAR Group, L.P. ("PAR Group"), whose sole general partner is PAR Capital Management, Inc. ("PAR Capital"). As a consequence, each of PAR Group and PAR Capital may be deemed to be the beneficial owner of the 355,200 shares held by PIP with sole voting and investment power with respect to such shares. The address of PIP is Suite 1600, One Financial Center, Boston, Massachusetts 02111.
(15) The Columbia Entities consist of Columbia Capital Corporation, Columbia DBS Investors, L.P., Columbia DBS Class A Investors, LLC, and Columbia DBS, Inc. Upon consummation of the Merger, Columbia DBS

   Investors, L.P., Columbia DBS Class A Investors, LLC, and Columbia DBS, Inc. will directly hold 2,988,314, 505,152, and 18,568, shares of Class A Common Stock, respectively. Columbia Capital Corporation is the sole general partner of Columbia DBS Investors, L.P., has directors who have a majority of the voting power of Columbia DBS Class A Investors, LLC, and has directors who also serve as directors of Columbia DBS, Inc. As such, without giving effect to the Voting Agreement, Columbia Capital Corporation has sole investment and voting power over the shares of Class A Common Stock held by Columbia DBS Investors. Columbia Capital Corporation disclaims beneficial ownership of all shares of Class A Common Stock held by the Columbia Entities other than the shares held by Columbia DBS Investors, L.P. Columbia DBS Investors, L.P., Columbia DBS Class A Investors, LLC, and Columbia DBS, Inc. each disclaim beneficial ownership of all shares of Class A Common Stock held by the Columbia Entities other than shares held directly by each of them. The address of each of the Columbia Entities is 201 N. Union Street, Suite 300, Alexandria, Virginia 22314-2642. Set forth below is a table setting forth information about the shares of Class A Common Stock and the voting power associated with those shares for each of the Columbia Entities without giving effect to the Voting Agreement:





                                                       Shares      % of Class     Voting Power
                                                    -----------   ------------   -------------
   Columbia Capital Corporation .................    3,512,034    31.3%          6.2 %
   Columbia DBS Investors, L.P. .................    2,988,314    26.7%          5.2 %
   Columbia DBS Class A Investors, LLC ..........      505,152     4.5%          0.9 %
   Columbia DBS, Inc. ...........................       18,568     0.2%          0.03%



(16) Includes 938,217 shares of Class A Common Stock held directly by Whitney Equity Partners, L.P. ("Whitney") over which it has, with the exception of matters covered by the Voting Agreement, sole voting and investment power. The shares of Class A Common Stock held directly by Whitney represent 8.4% of the shares of Class A Common Stock to be outstanding upon consummation of the Merger and voting power with respect to 1.6% of the Common Stock. The address of Whitney is 177 Broad Street, Stamford, Connecticut 06901.

(17) The Fleet Entities consist of Fleet Venture Resources, Inc. ("Fleet Venture"), Fleet Equity Partners VI, L.P. ("Fleet Equity"), Chisholm Partners III, L.P. ("Chisholm"), and Kennedy Plaza Partners ("Kennedy"). Includes 397,022, 170,386, 144,173, and 9,830 shares of Class A Common Stock held by Fleet Venture, Fleet Equity, Chisholm and Kennedy, respectively. The address of each of the Fleet Entities is 50 Kennedy Plaza, RI MO F12C, Providence, Rhode Island 02903.

(18) Upon consummation of the Merger, Mr. Smith will be elected to the Pegasus Board. The information for Mr. Smith includes 397,022, 170,386, 144,173, and 9,830 shares of Class A Common Stock held by Fleet Venture, Fleet Equity, Chisholm and Kennedy, respectively. Mr. Smith is a Senior Vice President of each of the managing general partners of Fleet Equity, is a Senior Vice President of Fleet Venture, is a Senior Vice President of the corporation that is the general partner of the partnership that is the general partner of Chisholm, and a partner of Kennedy. As Senior Vice President of Fleet Growth Resources II, Inc. and Silverado IV Corp. (the two general partners of Fleet Equity) and as a Senior Vice President of Fleet Venture and Silverado III Corp. (the general partner of the partnership (Silverado III, L.P.) which is the general partner of Chisholm), Mr. Smith may be considered to share investment and voting power with Robert M. Van Degna and Habib Y. Gorgi, the Chairman and CEO, and President, respectively, of the aforementioned entities. As a partner of Kennedy, Mr. Smith may be considered to share investment and voting power with Mr. Van Degna and Mr. Gorgi, the managing general partners of Kennedy. Mr. Smith disclaims beneficial ownership of all shares held directly by Fleet Venture and all shares held directly by Fleet Equity, Chisholm, and Kennedy, except for his pecuniary interest therein. The address of this person is 50 Kennedy Plaza, RI MO F12C, Providence, Rhode Island 02903.

(19) Upon consummation of the Merger, Mr. Brooks will be elected to the Pegasus Board. The information for Mr. Brooks includes 938,217 shares of Class A Common Stock held by Whitney. Mr. Brooks has shared voting and investment power over such shares of Class A Common Stock with the managing members of the general partner of Whitney and disclaims beneficial ownership of such shares of Class A Common Stock. The address of this person is 177 Broad Street, Stamford, Connecticut 06901.

(20) Upon consummation of the Merger, Mr. Hopper will be elected to the Pegasus Board. The information for Mr. Hopper excludes 2,988,314 and 18,568 shares of Class A Common Stock held by Columbia DBS

   Investors, L.P. and Columbia DBS, Inc., respectively. Mr. Hopper is a shareholder of Columbia Capital Corporation and Columbia DBS, Inc. and a limited partner of Columbia DBS Investors, L.P. Mr. Hopper disclaims beneficial ownership of the shares of Common Stock held by Columbia DBS Investors, L.P. and Columbia DBS, Inc.
(21) For information relating to the period before the Merger, see footnotes
     (2) and (3) with respect to Mr. Pagon, (5), (6) and (7) with respect to Messrs. Verdecchio, Verlin and Lodge, (8) with respect to Mr. McEntee and Ms. Metzger, and (10) with respect to Mr. Weber. For information relating to after the Merger, also see footnote (4).


                         DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company (which, in this section, refers only to Pegasus) consists of (i) 30,000,000 shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), (ii) 15,000,000 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), and
(iii) 5,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). Of the 5,000,000 shares of Preferred Stock that the Company is authorized to issue, approximately 112,215 shares have been designated as Series A Preferred Stock. Without giving effect to the issuance of the 193,600 shares of Class A Common Stock issuable upon exercise of the Warrants, as of February 28, 1998, 5,751,850 shares of Class A Common Stock, 4,581,900 shares of Class B Common Stock and approximately 112,215 shares of Series A Preferred Stock are outstanding.


     For a more detailed description of Pegasus' capital stock, see "COMPARISON OF STOCKHOLDERS RIGHTS" and "-- Description of Series A Preferred Stock."



Description of Series A Preferred Stock


     General. The following is a summary of certain terms of the Series A Preferred Stock. The terms of the Series A Preferred Stock are set forth in the Certificate of Designation. This summary is not intended to be complete and is subject to, and qualified in its entirety by reference to, the Company's Amended and Restated Certificate of Incorporation and the Certificate of Designation, which are filed as exhibits with the Commission. All terms defined in the Certificate of Designation and not otherwise defined in this subsection are used below with the meanings set forth in the Certificate of Designation.


     Pursuant to the Certificate of Designation, approximately 112,215 shares of Series A Preferred Stock with a liquidation preference of $1,000 per share (the "Liquidation Preference") have been issued. On January 1, 2007, the Company will be required to redeem (subject to the legal availability of funds therefor) all outstanding shares of Series A Preferred Stock at a price in cash equal to the liquidation preference thereof, plus accrued and unpaid dividends, if any, to the date of redemption.


     Dividends. The holders of shares of the Series A Preferred Stock are entitled to receive, when, as and if dividends are declared by the Board of Directors out of funds of the Company legally available therefor, cumulative preferential dividends from the issue date of the Series A Preferred Stock accruing at the rate per share of 12 3/4% per annum, payable semi-annually in arrears on January 1 and July 1 of each year. Accumulated unpaid dividends bear interest at a per annum rate 200 basis points in excess of the annual dividend rate on the Series A Preferred Stock. Dividends are payable in cash, except that on or prior to January 1, 2002, dividends may be paid, at the Company's option, by the issuance of additional shares of Series A Preferred Stock (including fractional shares) having an aggregate Liquidation Preference equal to the amount of such dividends. The issuance of such additional shares of Series A Preferred Stock will constitute "payment" of the related dividend for all purposes of the Certificate of Designation.


     Optional Redemption. The Series A Preferred Stock may not be redeemed at the option of the Company on or prior to January 1, 2002. The Series A Preferred Stock may be redeemed, in whole or in part, at the option of the Company on or after January 1, 2002, at the redemption prices (expressed as percentages of the liquidation preference thereof), starting at 106.375% during the 12-month period beginning January 1, 2002 and declining annually to 100% on January 1, 2005 and thereafter.

     In addition, prior to January 1, 2000, the Company may, on any one or more occasions, use the net proceeds of one or more offerings of its Class A Common Stock to redeem up to 25% of the shares of Series A Preferred Stock then outstanding (whether initially issued or issued in lieu of cash dividends) at a redemption price of 112.750% of the Liquidation Preference thereof plus, without duplication, accumulated and unpaid dividends to the date of redemption; provided that, after any such redemption, at least $75.0 million in aggregate Liquidation Preference of Series A Preferred Stock remains outstanding; and provided further, that any such redemption shall occur within 90 days of the date of closing of such offering of Class A Common Stock of the Company.


     Change of Control. Upon the occurrence of a Change of Control, each holder of shares of Series A Preferred Stock will have the right to require the Company to repurchase all or any part of such holder's Series A Preferred Stock at an offer price in cash equal to 101% of the aggregate Liquidation Preference thereof plus accrued and unpaid dividends, if any, thereon to the date of purchase. Generally, a Change of Control means the occurrence of any of the following: (i) the disposition of all or substantially all of the Company's assets to any person other than Marshall W. Pagon or his Related Parties, (ii) the adoption of a plan relating to the liquidation or dissolution of the Company, (iii) the consummation of any transaction in which a person becomes a beneficial owner of more of the voting stock of the Company than is beneficially owned at such time by Mr. Pagon and his Related Parties, or (iv) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors. If approved, the Change of Control amendment would amend the definition "Change of Control." See "PROPOSAL 5:
AMENDMENT TO CHANGE OF CONTROL PROVISIONS OF SERIES A PREFERRED STOCK CERTIFICATE OF DESIGNATION."

     Certain Covenants. The Certificate of Designation contains a number of covenants restricting the operations of the Company and its subsidiaries, which, among other things, limit the ability of the Company to issue capital stock ranking on parity with or senior to the Series A Preferred Stock and the ability of the Company and/or its subsidiaries to incur additional Indebtedness, pay dividends or make distributions, issue subsidiary stock, create certain liens, enter into certain consolidations or mergers and enter into certain transactions with affiliates. If the Debt Incurrence Amendment is approved, the Company's ability to incur Indebtedness would be modified. See "PROPOSAL 4: AMENDMENT TO DEBT INCURRENCE PROVISION OF SERIES A PREFERRED STOCK CERTIFICATE OF DESIGNATION."



                      COMPARISON OF STOCKHOLDERS' RIGHTS

     If the Merger is consummated, holders of DTS capital stock will become holders of the Class A Common Stock, and the rights of such holders will be governed by Pegasus' Amended and Restated Certificate of Incorporation (the "Pegasus Certificate of Incorporation"), including the Certificate of Designation. and Bylaws (the "Pegasus Bylaws"). The rights of Pegasus' stockholders (the "Pegasus Stockholders") differ in certain respects from the rights of DTS' stockholders (the "DTS Stockholders"). Without accounting for the Merger, certain of the material differences are summarized below. This summary is qualified in its entirety by reference to the full text of the Pegasus Certificate of Incorporation, the Pegasus ByLaws, the Amended and Restated Certificate of Incorporation of DTS (the "DTS Certificate of Incorporation"), the Bylaws of DTS (the "DTS Bylaws"), the Stockholder Agreement dated as of October 10, 1997, by and among, DTS, the holders of DTS' common stock, and the holders of DTS' preferred stock (the "DTS Stockholder Agreement"), and the Registration Rights Agreement dated as of February 10, 1997 (the "DTS Registration Rights Agreement"), by and among DTS, Whitney, the Fleet Entities, Columbia DBS Class A Investors, LLC, Columbia DBS Investors, L.P., Columbia DBS, Inc., Douglas S. Holladay, Jr., Donald A. Doering and William J. Dorran (the "Investors").


Authorized Capital

     The authorized capital stock of Pegasus consists of (i) 30.0 million shares of Class A Common Stock, (ii) 15.0 million shares of Class B Common Stock, and (iii) 5.0 million shares of Preferred Stock, par value $.01 per share (the "Pegasus Preferred Stock"). Of the 5.0 million shares of Preferred Stock that Pegasus is authorized to issue, 112,215 shares have been designated as Series A Preferred Stock (the "Series A Preferred Stock").

     DTS is authorized to issue up to 10.0 million shares of Common Stock, par value $.01 per share (the "DTS Common Stock") and 10.0 million shares of preferred stock, par value $.01 per share (the "DTS Preferred Stock"). A total of 5.0 million of shares of the DTS Preferred Stock have been designated "Series A Payment-in-Kind Convertible Preferred Stock" (the "DTS Series A Preferred Stock").

Voting, Liquidation, and Other Rights


     With regard to Pegasus, the voting powers, preferences and relative rights of the Class A Common Stock and the Class B Common Stock are identical in all respects, except that (i) the holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share, (ii) stock dividends on each class of Common Stock may be paid only in shares of that class as described below under "Dividend Rights," and
(iii) shares of Class B Common Stock have certain conversion rights and are subject to certain restrictions on ownership and transfer described below under "Conversion Rights and Transfer Restrictions." Except as described below under "Class Voting" or as required by law, holders of Class A Common Stock and Class B Common Stock vote together on all matters presented to the stockholders for their vote or approval, including the election of directors.


     In the event of a merger or consolidation to which Pegasus is a party, each share of Class A Common Stock and Class B Common Stock will be entitled to receive the same consideration, except that holders of Class B Common Stock may receive stock with greater voting power in lieu of stock with lesser voting power received by holders of the Class A Common Stock in a merger in which Pegasus is not the surviving corporation.


     Subject to any rights of holders of the Pegasus Preferred Stock, all holders of Common Stock, regardless of class, are entitled to share equally on a share for share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of Pegasus. No shares of Common Stock are subject to redemption or a sinking fund. In the event of any increase or decrease in the number of outstanding shares of either Class A Common Stock or Class B Common Stock from a stock split, combination or consolidation of shares or other capital reclassification, Pegasus is required to take parallel action with respect to the other class so that the number of shares of each class outstanding immediately following the stock split, combination, consolidation or capital reclassification bears the same relationship to each other as the number of shares of each class outstanding before such event.


     With regard to DTS, in the event of any voluntary or involuntary dissolution, winding up or liquidation, after payment or provision for payment of all of DTS' debts and other liabilities, the holders of the DTS Series A Preferred Stock will be entitled to receive, out of the remaining net assets of DTS and in preference to the holders of the DTS Common Stock and any other capital stock ranking junior to the DTS Series A Preferred Stock, the amount of $22.50 (the "DTS Liquidation Preference") for each share of the DTS Series A Preferred Stock, plus any accrued and unpaid dividends up to the date for such distribution, whether or not declared. If, upon any liquidation of DTS, the assets distributable among the holders of the DTS Series A Preferred Stock are insufficient to permit the payment in full to the holders of the DTS Series A Preferred stock and all other classes of preferred stock ranking (as to any such distribution) senior to or on a parity with the DTS Series A Preferred Stock, of all preferential amounts payable to all such holders, then the entire assets of DTS thus distributable will be distributed ratably among the holders of DTS Series A Preferred Stock and all classes and series of capital stock ranking (as to any such distribution) senior to or on a parity with the DTS Series A Preferred Stock in order of relative priority and, as to classes and series ranking on a parity with one another, in proportion to the full preferential amount that would be payable per share if such assets were sufficient to permit payment in full. If, after payment of the DTS Liquidation Preference to the holders of the DTS Series A Preferred Stock and the payment of the liquidation preference with respect to any capital stock ranking (as to any such distribution) senior to or on a parity with the DTS Series A Preferred Stock, assets remain in DTS, all such remaining funds shall be distributed first to the holders of the DTS Common Stock, until such holders have received an amount per share equal to the DTS Liquidation Preference, subject to certain adjustments, and then on an equal per share basis to holders of all capital stock of DTS on a pro rata, as-if-converted to common stock basis.


     Except as provided by law, the holders of the DTS Series A Preferred Stock are entitled to only those voting rights set forth in the DTS Stockholders Agreement.


Dividend Rights


     Stock dividends on Class A Common Stock may be paid only in shares of Class A Common Stock and stock dividends on Class B Common Stock may be paid only in shares of Class B Common Stock. Each share of Class

A Common Stock and Class B Common Stock is entitled to receive dividends if, as and when declared by the Pegasus Board out of funds legally available therefor. The Class A Common Stock and Class B Common Stock share equally, on a share-for-share basis, in any cash dividends declared by the Pegasus Board.


     The holders of shares of the Series A Preferred Stock are entitled to receive, when, as and if dividends are declared by the Board of Directors out of funds of Pegasus legally available therefor, cumulative preferential dividends from the issue date of the Series A Preferred Stock accruing at the rate per share of 12 3/4% per annum, payable semi-annually in arrears on January 1 and July 1 of each year. Dividends are payable in cash, except that on or prior to January 1, 2002, dividends may be paid, at Pegasus' option, by the issuance of additional shares of Series A Preferred Stock (including fractional shares) having an aggregate liquidation preference equal to the amount of such dividends. Under the terms of the Senior Notes Indenture, Pegasus is restricted from paying dividends in cash prior to July 1, 2002.


     The holders of the DTS Series A Preferred Stock are entitled to receive when, as and if declared by the DTS Board cumulative dividends payable on the shares of the DTS Series A Preferred Stock for each quarterly dividend period, at a rate of 8% per annum. DTS may, at its option, subject to certain restrictions, pay a portion of dividends through the issuance of additional shares of DTS Series A Preferred Stock.


Size and Make-up of the Board of Directors


     The DTS Stockholders Agreement provides that the DTS Board shall consist of seven members and requires the election of certain directors to be designated by certain constituent groups. The DTS Stockholders Agreement also contains provisions with respect to the size of the DTS Board and the number of votes that certain directors may vote. Upon consummation of the Merger, the Pegasus Board will be increased to nine members with directors to be designated by certain entities or individuals. See "THE MERGER -- Voting Agreement."


Preemptive Rights


     Pegasus' stockholders have no preemptive or other rights to subscribe for additional shares. The DTS Stockholders Agreement provides, with certain exceptions, that prior to the issuance of any additional shares of capital stock of DTS each stockholder (other than any DTS stockholders who own shares of DTS Common Stock solely through participation in DTS' employee stock plan) shall be offered the right to purchase their proportionate share of such additional shares of capital stock on the same terms and conditions as the proposed issuance to others.


Change of Control


     Upon the occurrence of a Change of Control (as defined in the Pegasus Certificate of Designation), each holder of Series A Preferred Stock will have the right to require Pegasus to repurchase all or any part of such holder's Series A Preferred Stock at an offer price in cash equal to 101% of the aggregate liquidation preference thereof plus accrued and unpaid dividends, if any, thereon to the date of purchase.


     With regard to DTS, under the DTS Stockholders Agreement, upon the occurrence of a "change of control" of certain of the Columbia Entities, and for a period of one year thereafter, either Whitney or the Fleet Entities may implement a Vote Shift. A "Vote Shift" means (i) in the event there is a seven member DTS Board, a change in the voting rights of the directors such that the Chisholm designee and the Whitney designees shall have, in the aggregate, five of the nine votes on the seven-member DTS Board and (ii) in the event there is a nine member DTS Board, a change in the voting rights of the directors such that the Chisholm designee and the Whitney designees shall have, in the aggregate, seven of 13 votes on the nine-member DTS Board.


Conversion Rights and Transfer Restrictions


     The Class A Common Stock has no conversion rights. Each share of Class B Common Stock is convertible at the option of the holder at any time and from time to time into one share of Class A Common Stock. The Pegasus Certificate of Incorporation provides that any holder of shares of Class B Common Stock desiring to transfer such shares to a person other than a Permitted Transferee (as the term is defined in the Pegasus Certificate of Incorporation) must present such shares to Pegasus for conversion into an equal number of shares of Class A Common Stock upon such transfer. Thereafter, such shares of Class A Common Stock may be freely transferred to persons other than Permitted Transferees, subject to applicable securities laws.


     Each holder of shares of the DTS Series A Preferred Stock will have the right, exercisable at any time and from time to time, to convert all or any such shares of DTS Series A Preferred Stock into shares of DTS Common Stock, initially on a share-for-share basis. The conversion ratio of the DTS Series A Preferred Stock is subject to certain adjustments. In addition, if DTS consolidates or merges with, or transfers all or substantially all of its assets to, another corporation, and such transaction requires the approval of the DTS Stockholders, then a holder of the DTS Series A Preferred Stock may convert some or all of such shares into shares of DTS Common Stock simultaneously with the record date for, or the effective date of, such transaction so as to receive the rights, warrants, securities or assets that a holder of shares of the DTS Common Stock on that date may receive. If DTS consummates an underwritten public offering of equity securities meeting certain criteria, then the DTS Series A Preferred Stock is converted automatically into shares of DTS Common Stock at an initial conversion rate of one-for-one, subject to adjustment as described above.


     A holder of DTS Common Stock or DTS Series A Preferred Stock may transfer stock only if the transfer complies with the provisions of the DTS Stockholders Agreement, which vary depending on whether the transferee falls within certain transferee categories.


Rights of First Refusal


     Under the terms of the DTS Stockholders Agreement, DTS and some of its stockholders have rights of first refusal with respect to the transfer of DTS' capital stock. Pegasus' stockholders do not have any such rights in connection with its capital stock.


Rights of Co-Sale


     If DTS' capital stock is transferred other than to certain permitted transferees and such stock is not purchased by DTS pursuant to its right of first refusal described above, each other DTS Stockholder has the option to participate in the proposed transfer by selling, at the same price and on the same terms as the proposed transfer, a proportionate number of shares based on the relative holdings of those DTS Stockholders exercising their co-sale rights. No rights of co-sale exist with respect to the Common Stock.


Class Voting


     Any amendment to the Pegasus Certificate of Incorporation that has any of the following effects will require the approval of the holders of a majority of the outstanding shares of each of the Class A Common Stock and Class B Common Stock, voting as separate classes: (i) any decrease in the voting rights per share of Class A Common Stock or any increase in the voting rights of Class B Common Stock, (ii) any increase in the number of shares of Class A Common Stock into which shares of Class B Common Stock are convertible, (iii) any relaxation on the restrictions on transfer of the Class B Common Stock, or (iv) any change in the powers, preferences or special rights of the Class A Common Stock or Class B Common Stock adversely affecting the holders of the Class A Common Stock. The approval of the holders of a majority of the outstanding shares of each of the Class A Common Stock and Class B Common Stock, voting as separate classes, is also required to authorize or issue additional shares of Class B Common Stock (except for parallel action with respect to Class A Common Stock in connection with stock dividends, stock splits, recapitalizations and similar changes in the capitalization of Pegasus).


     With regard to DTS, for so long as any shares of DTS Series A Preferred Stock are outstanding, with certain exceptions, a vote of the holders of at least 70% of the DTS Series A Preferred Stock is required to effect certain transactions, including, among other things, alterations in the rights of the DTS Series A Preferred Stock, business combination transactions, transactions with affiliates, or the redemption or repurchase of capital stock.

                                 LEGAL MATTERS

     The validity of the shares of Class A Common Stock to be issued in connection with the Merger will be passed upon by Drinker Biddle & Reath LLP, counsel for the Company. Michael B. Jordan, a partner of Drinker Biddle & Reath LLP, is an Assistant Secretary of the Company.


     Drinker Biddle & Reath LLP has delivered an opinion to the effect that the description of the Federal income tax consequences of the Merger under the heading "THE MERGER -- Certain Federal Income Tax Consequences" correctly sets forth the material federal income tax consequences of the Merger to Pegasus, DTS and their respective stockholders. DTS' obligation to complete the Merger is conditioned upon the DTS stockholders' receipt of an opinion to similar effect from Nelson Mullins Riley & Scarborough, L.L.P., counsel to DTS.



                                    EXPERTS

     The Company's consolidated balance sheets as of December 31, 1996 and 1997 and the related consolidated statements of operations, statements of changes in total equity and statements of cash flows for each of the three years in the period ended December 31, 1997 included in this Proxy Statement/Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The (i) consolidated financial statements of DTS and its subsidiaries for the period from inception (January 30, 1996) through December 31, 1996 and for the year ended December 31, 1997, (ii) financial statements of WEP for the period from inception (January 28, 1997) through September 30, 1997, (iii) financial statements of Direct Programming Services Limited Partnership for the years ended December 31, 1994, December 31, 1995 and December 31, 1996, (iv) financial statements of Kansas DBS, L.L.C. for the years ended December 31, 1995 and December 31, 1996, (v) financial statements of the DBS Operations of NRTC System No. 0422 for the years ended December 31, 1995 and December 31, 1996, (vi) financial statements of the DBS Operations of NRTC System No. 0073 for the year ended December 31, 1996, (vii) financial statements of Northeast DBS Enterprises, L.P. for the year ended December 31, 1996, (viii) financial statements of the DBS Operations of NRTC System No. 0001 for the years ended December 31, 1995 and for the period from January 1, 1996 through November 26, 1996, (ix) financial statements of the DBS Operations of NRTC System No. 1025 for the period from March 10, 1995 (inception) through December 31, 1995 and the period from January 1, 1996 through August 28, 1996, and (x) financial statements of Ocmulgee Communications, Inc. for the years ended December 31, 1996 and 1997 appearing in this Proxy Statement/Prospectus have been audited by Arthur Andersen LLP, independent accountants and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements of Northeast DBS Enterprises, L.P. for the years ended December 31, 1994 and December 31, 1995 appearing in this Proxy Statement/Prospectus have been audited by Fishbein & Company, P.C., independent auditors and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements of Satellite Television Services, Inc. as of September 30, 1997 and 1996 and for each of the three years in the period ended September 30, 1997 included in this Proxy Statement/Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                           GLOSSARY OF DEFINED TERMS




Certificate of Designation         Pegasus' Certificate of Designation, Preferences and Relative, Partici-
                                   pating, Optional and Other Special Rights thereof relating to the Series
                                   A Preferred Stock.
Class A Common Stock               Pegasus' Class A Common Stock, par value $.01 per share.
Class B Common Stock               Pegasus' Class B Common Stock, par value $.01 per share.
Common Stock                       The Class A Common Stock and the Class B Common Stock.
Company                            Pegasus and its direct and indirect subsidiaries.
Completed Pegasus DBS
Acquisitions                       The acquisition of DBS territories and related assets from 26 indepen-
                                   dent providers of DIRECTV services, which were all acquired from
                                   January 1, 1997 to an effective date as of January 7, 1998.
Completed Pegasus Transactions     The Completed Pegasus DBS Acquisitions, the New Hampshire Cable
                                   Sale, the Unit Offering and the Senior Notes Offering.
Credit Facility                    PM&C's $180.0 million credit facility.
DBS                                Direct broadcast satellite television.
DBS Acquisitions                   The Completed Pegasus DBS Acquisitions and the Pending Pegasus
                                   DBS Acquisitions.
DIRECTV                            The video, audio and data services provided via satellite by DIRECTV
                                   Enterprises, Inc., or the entity, as applicable.
DSS                                Digital satellite system or DSS(R) DSS(R) is a registered trademark of
                                   DIRECTV, Inc.
DTS                                Digital Television Services, Inc. and its subsidiaries, as applicable.
DTS Credit Facility                DTS' $90.0 million credit facility, which consists of a $70 million revolving credit facility (with a $50.0 million sublimit for letters of credit) and a $20.0 million term loan facility.
DTS Indenture                      The indenture dated as of July 30, 1997 (as supplemented), among
                                   DTS, certain of its subsidiaries and The Bank of New York, as trustee, relating to the DTS Notes.
DTS Notes                          DTS' and DTS Capital, Inc.'s 12 1/2% Senior Subordinated Notes due
                                   2007, Series A and Series B.
DTS Transactions                   (i) The 1996 Acquisitions, (ii) the 1997 Acquisitions, (iii) the sale in
                                   January 1997 of 205,902 Class B Units to Columbia and senior man-
                                   agement raising approximately $2.1 million of equity capital and the sale by the Company in February 1997 of 1,333,333 Class A Units to
                                   Columbia, J.H. Whitney & Co. and Fleet Partners raising an additional
                                   $30.0 million of equity capital, (iv) the repayment of approximately
                                   $14.8 million of outstanding indebtedness under certain seller notes incurred in connection with the 1996 Acquisitions, the amendment and restatement of DTS' former credit facility in May 1997 to provide for a
                                   $50.0 million term loan facility and a revolving credit facility in the amount of $85.0 million, with a $50.0 million limit for letters of credit,
                                   (v) the Corporate Conversion, (vi) the acquisition of a DIRECTV ser-
                                   vice territory in Georgia, which occurred on January 30, 1998, (vii) the placement of approximately $37.0 million in an interest escrow account
                                   (the "Interest Escrow Account") to fund the first four semi-annual inter-
                                   est payments on the Series A 12 1/2% Senior Subordinated Notes due
                                   2007 (the "DTS Notes"), (viii) the repayment of the $50.0 million term loans which were outstanding under DTS' former credit facility and approximately $32.2 million of the revolving credit loans which were outstanding under the former DTS credit facility, and (ix) the amend-
                             ment and restatement of DTS' former credit facility. Certain terms used in this definition are defined in "DTS MANAGEMENT'S DISCUS-
                             SION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATION."
Exchange Note Indenture      The indenture between Pegasus and First Union National Bank, as trustee, governing the Exchange Notes.
Exchange Notes               Pegasus' 12 3/4% Senior Subordinated Exchange Notes due 2007, which are issuable at Pegasus' option in exchange for the Series A Preferred
                             Stock.
FCC                          Federal Communications Commission.
Fox                          Fox Broadcasting Company.
Hughes                       Hughes Electronics Corporation or one of its subsidiaries, including
                             DIRECTV, Inc., as applicable.
LMAs                         Local marketing agreements, program service agreements or time bro-
                             kerage agreements between broadcasters and television station licensees pursuant to which broadcasters provide programming to and retain the advertising revenues of such stations in exchange for fees paid to tele-
                             vision station licensees.
New England Cable Sale       The proposed sale of the Company's New England cable systems.
New Hampshire Cable Sale     The sale of the Company's New Hampshire cable system which took place effective January 31, 1997.
NRTC                         The National Rural Telecommunications Cooperative, the only entity authorized to provide DIRECTV services that is independent of
                             DIRECTV, Inc. Approximately 165 NRTC members and affiliate mem-
                             bers are authorized to provide DIRECTV services in exclusive territo-
                             ries granted to members and affiliate members of the NRTC by
                             DIRECTV, Inc.
Pegasus                      Pegasus Communications Corporation.
Pending Pegasus DBS
Acquisitions                 The acquisition of DBS territories and related assets from 14 indepen-
                             dent providers of DIRECTV services.
PM&C                         Pegasus Media & Communications, Inc., a wholly-owned subsidiary of
                             Pegasus.
PM&C Indenture               The indenture dated July 7, 1995 by and among PM&C, certain of its subsidiaries and First Union National Bank, as trustee, relating to the
                             PM&C Notes.
PM&C Notes                   PM&C's 12 1/2% Series B Senior Subordinated Notes due 2005 issued in an aggregate principal amount of $85.0 million.
PSH                          Pegasus Satellite Holdings, Inc., a wholly-owned subsidiary of Pegasus, which concurrently with the consummation of the Senior Notes Offer-
                             ing sold all of its assets to PM&C in connection with the Subsidiaries
                             Combination.
Senior Notes                 Pegasus' 9 5/8% Series A Senior Notes due 2005 issued in an aggregate principal amount of $115.0 million or Pegasus' 95/8% Series B Senior
                             Notes due 2005, which were issued upon exchange of the Series A
                             Notes and which have terms substantially similar to the Series A Notes, as applicable.

Senior Notes Indenture       The indenture between Pegasus and First Union National Bank, as trustee, governing the Senior Notes.
Senior Notes Offering        Pegasus' offering of the 9 5/8% Series A Senior Notes due 2005 issued in an aggregate principal amount of $115.0 million.
Series A Preferred Stock     Pegasus' 12 3/4% Series A Cumulative Exchangeable Preferred Stock,
                             which was offered in connection with the Unit Offering.
Subsidiaries Combination     The acquisitions of the assets of PSH by PM&C, which occurred con-
                             currently with the consummation of the Senior Notes Offering.
Transactions                 The Completed Pegasus Transactions, the Pending Pegasus DBS
                             Acquisitions, the Senior Notes Offering, the Credit Facility, the Subsid-
                             iaries Combination, and the New England Cable Sale.
Unit Offering                Pegasus' public offering of 100,000 Units consisting of 100,000 shares of Series A Preferred Stock and 100,000 Warrants, which was com-
                             pleted on January 27, 1997.
Units                        The units consisting of Series A Preferred Stock and Warrants offered in the Unit Offering.
UPN                          United Paramount Network.
WB                           The WB Television Network.

                           FINANCIAL STATEMENT INDEX



                                                                                             Page
                                                                                             ----
Pegasus Communications Corporation
Report of Coopers & Lybrand L.L.P. .......................................................    F-4
Consolidated Balance Sheets as of December 31, 1996 and 1997 .............................    F-5
Consolidated Statements of Operations for the years ended December 31, 1995, 1996 and         F-6
  1997
Consolidated Statements of Changes in Total Equity for the years ended December 31, 1995,
  1996 and
 1997 ....................................................................................    F-7
Consolidated Statements of Cash Flows for the years ended December 31, 1995, 1996 and         F-8
  1997
Notes to Consolidated Financial Statements ...............................................    F-9
Digital Television Services, Inc., formerly Digital Television Services, LLC (DTS)
 (a proposed acquisition)
Report of Arthur Andersen LLP ............................................................   F-28
Consolidated Balance Sheets as of December 31, 1996 and 1997 .............................   F-29
Consolidated Statements of Operations for the Period from Inception (January 30, 1996)
  Through
 December 31, 1996 and for the Year Ended December 31, 1997 ..............................   F-30
Consolidated Statements of Members'/Stockholders' Equity for the Period from Inception
  (January 30,
 1996) Through December 31, 1996 and for the Year Ended December 31, 1997 ................   F-31
Consolidated Statements of Cash Flows for the Period from Inception (January 30, 1996)
  Through
 December 31, 1996 and for the Year Ended December 31, 1997 ..............................   F-32
Notes to Consolidated Financial Statements ...............................................   F-33
WEP Intermediate Corp. (a business acquired by DTS)
Report of Arthur Andersen LLP ............................................................   F-52
Balance Sheet as of September 30, 1997 ...................................................   F-53
Statement of Cash Flows for the Period from Inception (January 28, 1997) through             F-54
  September 30, 1997
Notes to Financial Statements ............................................................   F-55
Direct Programming Services Limited Partnership (a business acquired by DTS)
Report of Arthur Andersen LLP ............................................................   F-57
Balance Sheets as of December 31, 1995 and 1996 ..........................................   F-58
Statements of Operations for the Years Ended December 31, 1994, 1995 and 1996 ............   F-59
Statements of Changes in Partners' Capital for the Years Ended December 31, 1994, 1995       F-60
  and 1996
Statements of Cash Flows for the Years Ended December 31, 1994, 1995 and 1996 ............   F-61
Notes to Financial Statements ............................................................   F-62
Kansas DBS, L.L.C. (a business acquired by DTS)
Report of Arthur Andersen LLP ............................................................   F-68
Balance Sheets as of December 31, 1995 and 1996 ..........................................   F-69
Statements of Operations and Changes in Accumulated Deficit for the Years Ended December
  31, 1995
 and 1996 ................................................................................   F-70
Statements of Cash Flows for the Years Ended December 31, 1995 and 1996 ..................   F-71
Notes to Financial Statements ............................................................   F-72
DBS Operations of NRTC System No. 0422 (a business acquired by DTS)
Report of Arthur Andersen LLP ............................................................   F-77
Statements of Assets and Liabilities and Accumulated Deficit as of December 31, 1995 and
  1996 and as
 of March 31, 1997 (unaudited) ...........................................................   F-78
Statements of Expenses over Revenues and Changes in Accumulated Deficit for the Years
  Ended
 December 31, 1995 and 1996 and for the Three Months Ended March 31, 1997 (unaudited) ....   F-79

                                                                                                  Page
                                                                                             -----
Statements of Cash Flows for the Years Ended December 31, 1995 and 1996 and for the Three
  Months
 Ended March 31, 1997 (unaudited) ........................................................    F-80
Notes to Financial Statements ............................................................    F-81
DBS Operations of NRTC System No. 0073 (a business acquired by DTS)
Report of Arthur Andersen LLP ............................................................    F-86
Statement of Assets and Liabilities and Accumulated Earnings as of December 31, 1996 and
  as of
 March 31, 1997 (unaudited) ..............................................................    F-87
Statements of Revenues over Expenses and Change in Accumulated Earnings for the Year Ended
 December 31, 1996 and for the Three Months Ended March 31, 1997 (unaudited) .............    F-88
Statements of Cash Flows for the Year Ended December 31, 1996 and for the Three Months
  Ended
 March 31, 1997 (unaudited) ..............................................................    F-89
Notes to Financial Statements ............................................................    F-90
Northeast DBS Enterprises, L.P. (a business acquired by DTS)
Report of Fishbein & Company, P.C ........................................................    F-95
Balance Sheets as of December 31, 1994 and 1995 ..........................................    F-96
Statements of Operations and Partners' Equity for the Years Ended December 31, 1994 and       F-97
  1995
Statements of Cash Flows for the Years Ended December 31, 1994 and 1995 ..................    F-98
Notes to Financial Statements ............................................................   F-100
Northeast DBS Enterprises, L.P. (a business acquired by DTS)
Report of Arthur Andersen LLP ............................................................   F-104
Balance Sheet as of December 31, 1996 ....................................................   F-105
Statement of Operations for the Year Ended December 31, 1996 .............................   F-106
Statement of Changes in Partners' Capital for the Year Ended December 31, 1996 ...........   F-107
Statement of Cash Flows for the Year Ended December 31, 1996 .............................   F-108
Notes to Financial Statements ............................................................   F-109
DBS Operations of NRTC System No. 0001 (a business acquired by DTS)
Report of Arthur Andersen LLP ............................................................   F-115
Statements of Assets and Liabilities and Accumulated Deficit as of December 31, 1995 and
  November
 26, 1996 ................................................................................   F-116
Statements of Expenses over Revenues and Changes in Accumulated Deficit for the Year
  Ended Decem-
 ber 31, 1995 and the Period From January 1, 1996 Through November 26, 1996 ..............   F-117
Statements of Cash Flows for the Year Ended December 31, 1995 and the Period From January
  1, 1996
 Through November 26, 1996 ...............................................................   F-118
Notes to Financial Statements ............................................................   F-119
DBS Operations of NRTC System No. 1025 (a business acquired by DTS)
Report of Arthur Andersen LLP ............................................................   F-124
Statements of Assets and Liabilities and Accumulated Deficit as of December 31, 1995 and
  August 28,
 1996 ....................................................................................   F-125
Statements of Expenses over Revenues and Changes in Accumulated Deficit for the Period
  From March
 10, 1995 (Inception) Through December 31, 1995 and the Period From January 1, 1996
  Through
 August 28, 1996 .........................................................................   F-126
Statements of Cash Flows for the Period From March 10, 1995 (Inception) Through December
  31, 1995
 and the Period From January 1, 1996 Through August 28, 1996 .............................   F-127
Notes to Financial Statements ............................................................   F-128
Satellite Television Services, Inc. (a business acquired by DTS)
Report of Deloitte & Touche LLP ..........................................................   F-133

                                                                                                  Page
                                                                                             -----
Balance Sheets as of September 30, 1996 and 1997 and December 31, 1997 (unaudited) .......   F-134
Statements of Cash Flows for the Years Ended September 30, 1995, 1996 and 1997 and the
  three
 months ended December 31, 1996 (unaudited) and 1997 (unaudited) .........................   F-135
Statements of Operations for the Years Ended September 30, 1995, 1996 and 1997 and the
  three months
 ended December 31, 1996 (unaudited) and 1997 (unaudited) ................................   F-136
Statements of Shareholder's Equity for the Years Ended September 30, 1995, 1996 and 1997
  and the
 three months ended December 31, 1997 (unaudited) ........................................   F-137
Notes to Financial Statements ............................................................   F-138
Ocmulgee Communications, Inc. (a business acquired by DTS)
Report of Arthur Andersen LLP ............................................................   F-142
Balance Sheets as of December 31, 1996 and 1997 ..........................................   F-143
Statements of Operations for the Years Ended December 31, 1996 and 1997 ..................   F-144
Statements of Changes in Stockholder's Deficit for the Years Ended December 31, 1996 and     F-145
  1997
Statements of Cash Flows for the Years Ended December 31, 1996 and 1997 ..................   F-146
Notes to Financial Statements ............................................................   F-147
Pegasus Communications Corporation
Pro Forma Consolidated Financial Information (unaudited)
   Basis of Presentation .................................................................   F-154
   Pro Forma Consolidated Balance Sheet as of December 31, 1997 ..........................   F-154
   Notes to Pro Forma Consolidated Balance Sheet .........................................   F-156
   Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 1997 ...   F-157
   Notes to Pro Forma Consolidated Statements of Operations ..............................   F-158


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Pegasus Communications Corporation

     We have audited the accompanying consolidated balance sheets of Pegasus Communications Corporation as of December 31, 1996 and 1997, and the related consolidated statements of operations, changes in total equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pegasus Communications Corporation as of December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.






COOPERS & LYBRAND L.L.P.



2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 26, 1998

                      Pegasus Communications Corporation

                          Consolidated Balance Sheets




                                                                           December 31,
                                                                ----------------------------------
                                                                      1996              1997
                                                                ---------------   ----------------
                     ASSETS
Current assets:
 Cash and cash equivalents ..................................    $   8,582,369     $  44,049,097
 Restricted cash ............................................               --         1,220,056
 Accounts receivable, less allowance for doubtful accounts of
   $243,000 and $319,000, respectively ......................        9,155,545        13,819,571
 Program rights .............................................        1,289,437         2,059,346
 Inventory ..................................................          697,957           974,920
 Deferred taxes .............................................        1,290,397         2,602,453
 Prepaid expenses and other .................................          851,592           788,669
                                                                 -------------     -------------
   Total current assets .....................................       21,867,297        65,514,112
Property and equipment, net .................................       24,115,138        27,686,646
Intangible assets, net ......................................      126,236,128       284,774,027
Program rights ..............................................        1,294,985         2,262,299
Deposits and other ..........................................          166,498           624,629
                                                                 -------------     -------------
 Total assets ...............................................    $ 173,680,046     $ 380,861,713
                                                                 =============     =============

                     LIABILITIES AND TOTAL EQUITY
Current liabilities:
 Current portion of long-term debt ..........................    $     363,833     $   6,357,320
 Accounts payable ...........................................        5,075,981        10,240,615
 Accrued interest ...........................................        5,592,083         8,177,261
 Accrued expenses ...........................................        3,803,993         6,973,297
 Current portion of program rights payable ..................          601,205         1,418,581
                                                                 -------------     -------------
   Total current liabilities ................................       15,437,095        33,167,074
Long-term debt, net .........................................      115,211,610       201,997,811
Program rights payable ......................................        1,365,284         1,416,446
Deferred taxes ..............................................        1,339,859         2,652,454
                                                                 -------------     -------------
 Total liabilities ..........................................      133,353,848       239,233,785
Commitments and contingent liabilities ......................               --                --
Minority interest ...........................................               --         3,000,000
Series A preferred stock ....................................               --       111,264,424
Common stockholders' equity:
 Class A common stock .......................................           46,632            57,399
 Class B common stock .......................................           45,819            45,819
 Additional paid-in capital .................................       57,736,011        64,034,687
 Deficit ....................................................      (17,502,264)      (36,774,401)
                                                                 -------------     -------------
   Total common stockholders' equity ........................       40,326,198        27,363,504
                                                                 -------------     -------------
 Total liabilities and stockholders' equity .................    $ 173,680,046     $ 380,861,713
                                                                 =============     =============

          See accompanying notes to consolidated financial statements

                      Pegasus Communications Corporation

                     Consolidated Statements of Operations




                                                                                Years Ended December 31,
                                                                  -----------------------------------------------------
                                                                        1995              1996               1997
                                                                  ---------------   ----------------   ----------------
Revenues:
 Basic and satellite service ..................................     $10,002,579       $ 16,645,428       $ 49,305,330
 Premium services .............................................       1,652,419          2,197,188          4,665,823
 Broadcasting revenue, net of agency commissions ..............      14,862,734         21,813,409         23,927,876
 Barter programming revenue ...................................       5,110,662          6,337,220          7,520,000
 Other ........................................................         519,682            935,387          1,399,397
                                                                    -----------       ------------       ------------
   Total revenues .............................................      32,148,076         47,928,632         86,818,426
                                                                    -----------       ------------       ------------
Operating expenses:
 Programming ..................................................       5,475,623          9,889,895         24,340,556
 Barter programming expense ...................................       5,110,662          6,337,220          7,520,000
 Technical and operations .....................................       2,740,670          3,271,564          3,741,708
 Marketing and selling ........................................       3,928,073          5,481,315         14,352,775
 General and administrative ...................................       3,885,473          5,923,247         12,129,765
 Incentive compensation .......................................         527,663            985,365          1,273,872
 Corporate expenses ...........................................       1,364,323          1,429,252          2,256,233
 Depreciation and amortization ................................       8,751,489         12,060,498         27,791,903
                                                                    -----------       ------------       ------------
   Income (loss) from operations ..............................         364,100          2,550,276         (6,588,386)
Interest expense ..............................................      (8,793,823)       (12,454,891)       (16,094,037)
Interest expense -- related party .............................         (22,759)                --                 --
Interest income ...............................................         370,300            232,361          1,538,569
Other expenses, net ...........................................         (44,488)          (171,289)          (723,439)
Gain on sale of cable system ..................................              --                 --          4,451,320
                                                                    -----------       ------------       ------------
 Loss before income taxes and extraordinary items .............      (8,126,670)        (9,843,543)       (17,415,973)
Provision (benefit) for income taxes ..........................          30,000           (120,000)           200,000
                                                                    -----------       ------------       ------------
 Loss before extraordinary items ..............................      (8,156,670)        (9,723,543)       (17,615,973)
Extraordinary gain (loss) from extinguishment of debt .........      10,210,580           (250,603)        (1,656,164)
                                                                    -----------       ------------       ------------
 Net income (loss) ............................................       2,053,910         (9,974,146)       (19,272,137)
 Preferred stock dividends ....................................              --                 --         12,215,000
                                                                    -----------       ------------       ------------
 Net income (loss) applicable to common shares ................     $ 2,053,910      ($  9,974,146)     ($ 31,487,137)
                                                                    ===========       ============       ============
Basic and diluted earnings per common share:
 Loss before extraordinary items ..............................    ($      1.59)     ($       1.56)     ($       3.02)
 Extraordinary gain (loss) ....................................            1.99          (    0.04)        (     0.17)
                                                                    -----------       ------------       ------------
 Net income (loss) ............................................     $      0.40      ($       1.60)     ($       3.19)
                                                                    ===========       ============       ============
 Weighted average shares outstanding ..........................       5,139,929          6,239,646          9,858,244
                                                                    ===========       ============       ============

          See accompanying notes to consolidated financial statements

                      Pegasus Communications Corporation
              Consolidated Statements of Changes in Total Equity

                                                                         Common Stock
                                                     Series A     --------------------------
                                                    Preferred         Number         Par
                                                      Stock         of Shares       Value
                                                 ---------------  -------------  -----------
Balances at January 1, 1995 ...................                           494     $    494
Net income (loss) .............................
Distributions to Partners .....................
Distributions to Parent .......................
Exchange of common stock ......................                       161,006        1,121
Issuance of Class B common stock ..............                         8,500           85
                                                                      -------     --------
Balances at December 31, 1995 .................                       170,000        1,700
Net loss ......................................
Contributions by Parent .......................
Distributions to Parent .......................
Issuance of Class A common stock due to:
 Initial Public Offering ......................                     3,000,000       30,000
 WPXT Acquisition .............................                        82,143          821
 MI/TX DBS Acquisition ........................                       852,110        8,521
 Awards .......................................                         3,614           36
Issuance of Class B common stock due to:
 WPXT Acquisition .............................                        71,429          714
Conversions of partnerships ...................
Exchange of PM&C Class B ......................                       183,275        1,833
Exchange of PM&C Class A ......................                     4,882,541       48,826
                                                                    ---------     --------
Balances at December 31, 1996 .................                     9,245,112       92,451
Net loss ......................................
Issuance of Class A common stock due to:
 Acquisitions of DBS properties ...............                       923,860        9,239
 Liveoak Transaction ..........................                        34,000          340
 Incentive compensation and awards ............                       118,770        1,188
Issuance of Class A preferred stock due to:
 Unit Offering ................................   $100,000,000
 Paid and accrued dividends ...................     12,215,000
Issuance of warrants due to:
 Acquisition of DBS properties ................
 Unit Offering ................................       (950,576)
                                                  ------------
Balances at December 31, 1997 .................   $111,264,424     10,321,742     $103,218
                                                  ============     ==========     ========

                                                                                                             Total
                                                    Additional         Retained          Partners'          Common
                                                      Paid-In          Earnings           Capital        Stockholders'
                                                      Capital          (Deficit)         (Deficit)          Equity
                                                 ----------------  ----------------  ----------------  ----------------
Balances at January 1, 1995 ...................   $   16,382,054    ($  3,905,909)     ($ 5,535,017)    $    6,941,622
Net income (loss) .............................                         5,731,192        (3,677,282)         2,053,910
Distributions to Partners .....................                                            (246,515)          (246,515)
Distributions to Parent .......................      (12,500,000)                                          (12,500,000)
Exchange of common stock ......................           (1,121)
Issuance of Class B common stock ..............        3,999,915                                             4,000,000
                                                  --------------                                        --------------
Balances at December 31, 1995 .................        7,880,848        1,825,283        (9,458,814)           249,017
Net loss ......................................                        (5,934,261)       (4,039,885)        (9,974,146)
Contributions by Parent .......................          579,152                            105,413            684,565
Distributions to Parent .......................       (2,946,379)                                           (2,946,379)
Issuance of Class A common stock due to:
 Initial Public Offering ......................       38,153,000                                            38,183,000
 WPXT Acquisition .............................        1,149,179                                             1,150,000
 MI/TX DBS Acquisition ........................       11,921,025                                            11,929,546
 Awards .......................................           50,559                                                50,595
Issuance of Class B common stock due to:
 WPXT Acquisition .............................          999,286                                             1,000,000
Conversions of partnerships ...................                       (13,393,286)       13,393,286
Exchange of PM&C Class B ......................           (1,833)
Exchange of PM&C Class A ......................          (48,826)
                                                  --------------
Balances at December 31, 1996 .................       57,736,011      (17,502,264)               --         40,326,198
Net loss ......................................                       (19,272,137)                         (19,272,137)
Issuance of Class A common stock due to:
 Acquisitions of DBS properties ...............       14,827,014                                            14,836,253
 Liveoak Transaction ..........................          360,910                                               361,250
 Incentive compensation and awards ............        1,307,453                                             1,308,641
Issuance of Class A preferred stock due to:
 Unit Offering ................................
 Paid and accrued dividends ...................      (12,215,000)                                          (12,215,000)
Issuance of warrants due to:
 Acquisition of DBS properties ................        1,067,723                                             1,067,723
 Unit Offering ................................          950,576                                               950,576
                                                  --------------                                        --------------
Balances at December 31, 1997 .................   $   64,034,687    ($ 36,774,401)               --     $   27,363,504
                                                  ==============     ============       ===========     ==============

                        See accompanying notes to consolidated financial statements

                      Pegasus Communications Corporation
                     Consolidated Statements of Cash Flows



                                                                                     Years Ended December 31,
                                                                      -------------------------------------------------------
                                                                            1995               1996                1997
                                                                      ----------------   ----------------   -----------------
Cash flows from operating activities:
 Net income (loss) ................................................    $   2,053,910      ($  9,974,146)     ($  19,272,137)
 Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
 Extraordinary (gain) loss on extinguishment of debt, net .........      (10,210,580)           250,603           1,656,164
 Depreciation and amortization ....................................        8,751,489         12,060,498          27,791,903
 Program rights amortization ......................................        1,263,190          1,514,122           1,715,556
 Accretion on discount of bonds ...................................          195,454            392,324             394,219
 Stock incentive compensation .....................................               --             50,595                  --
 Gain on sale of cable system .....................................               --                 --          (4,451,320)
 Bad debt expense .................................................          146,147            335,856           1,141,913
 Change in assets and liabilities:
   Accounts receivable ............................................         (815,241)        (4,607,356)         (5,608,113)
   Inventory ......................................................         (389,318)           402,942            (115,800)
   Prepaid expenses and other .....................................          490,636           (521,697)            305,066
   Accounts payable and accrued expenses ..........................         (796,453)         4,552,633           7,308,021
   Advances payable -- related party ..............................          326,279           (468,327)                 --
   Accrued interest ...............................................        5,173,745            418,338           2,585,178
   Capitalized subscriber corporation costs........................         (411,696)        (1,272,283)         (4,514,874)
   Deposits and other .............................................            5,843            (74,173)           (458,131)
                                                                       -------------       ------------       -------------
Net cash provided by operating activities .........................        5,783,405          3,059,929           8,477,645
                                                                       -------------       ------------       -------------
Cash flows from investing activities:
   Acquisitions ...................................................               --        (72,567,216)       (133,886,247)
   Cash acquired from acquisitions ................................               --                 --             379,044
   Capital expenditures ...........................................       (2,640,475)        (6,294,352)         (9,929,181)
   Purchase of intangible assets ..................................       (1,922,960)        (  486,444)         (3,033,471)
   Payments of programming rights .................................       (1,233,777)        (1,830,903)         (2,584,241)
   Proceeds from sale of cable system .............................                                  --           6,945,270
   Other ..........................................................         (250,000)                --                  --
                                                                       -------------       ------------       -------------
 Net cash used for investing activities ...........................       (6,047,212)       (81,178,915)       (142,108,825)
                                                                       -------------       ------------       -------------
Cash flows from financing activities:
   Proceeds from long-term debt ...................................       81,455,919                 --         115,000,000
   Repayments of long-term debt ...................................      (48,095,692)          (103,639)           (320,612)
   Borrowings on revolving credit facilities ......................        2,591,335         41,400,000          94,726,250
   Repayments of revolving credit facilities ......................       (2,591,335)       (11,800,000)       (124,326,250)
   Proceeds from borrowings from related parties ..................           20,000                 --                  --
   Restricted cash ................................................       (9,881,198)         9,881,198          (1,220,056)
   Debt issuance costs ............................................       (3,974,454)          (304,237)        (10,236,823)
   Capital lease repayments .......................................         (166,050)          (267,900)           (336,680)
   Contributions by Parent ........................................               --            684,565                  --
   Distributions to Parent ........................................      (12,500,000)        (2,946,379)                 --
   Proceeds from issuance of common stock .........................        4,000,000         42,000,000                  --
   Underwriting and IPO costs .....................................                          (3,817,000)                 --
   Proceeds from issuance of Series A preferred stock .............               --                 --         100,000,000
   Underwriting and preferred offering costs ......................               --                 --          (4,187,920)
                                                                       -------------       ------------       -------------
 Net cash provided by financing activities ........................       10,858,525         74,726,608         169,097,909
                                                                       -------------       ------------       -------------
Net increase (decrease) in cash and cash equivalents ..............       10,594,718         (3,392,378)         35,466,728
Cash and cash equivalents, beginning of year ......................        1,380,029         11,974,747           8,582,369
                                                                       -------------       ------------       -------------
Cash and cash equivalents, end of year ............................    $  11,974,747       $  8,582,369       $  44,049,097
                                                                       =============       ============       =============

          See accompanying notes to consolidated financial statements

                      PEGASUS COMMUNICATIONS CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. The Company:



     Pegasus Communications Corporation ("Pegasus" or together with its subsidiaries stated below, the "Company"), is a diversified media and communications company, incorporated under the laws of the State of Delaware in May 1996, and is a direct subsidiary of Pegasus Communications Holdings, Inc. ("PCH" or the "Parent"). Pegasus' direct subsidiaries are Pegasus Media & Communications, Inc. ("PM&C"), Pegasus Development Corporation ("PDC"), Pegasus Towers, Inc. ("Towers") and Pegasus Communications Management Company ("PCMC").



     PM&C is a diversified media and communications company whose subsidiaries provide direct broadcast satellite television ("DBS") services to customers in certain rural areas which encompass portions of twenty-seven states, own and operate cable television ("Cable") systems that provide service to individual and commercial subscribers in New England and Puerto Rico, own and operate broadcast television ("TV") stations affiliated with the Fox Broadcasting Company ("Fox") and operate, pursuant to local marketing agreements, stations affiliated with United Paramount Network ("UPN") and The WB Television Network ("WB").


     PDC provides capital for various satellite initiatives such as subscriber acquisitions costs. Towers owns and operates transmitting towers located in Pennsylvania and Tennessee. PCMC provides certain management and accounting services for the Company.


     In October 1996, Pegasus completed an initial public offering (the "Initial Public Offering") in which it sold 3,000,000 shares of its Class A Common Stock to the public at a price of $14 per share, resulting in net proceeds to the Company of $38.1 million.

     In January 1997, Pegasus completed a unit offering (the "Unit Offering") in which it sold 100,000 shares of 12.75% Series A Cumulative Exchangeable Preferred Stock (the "Series A Preferred Stock") and warrants to purchase 193,600 shares of Class A Common Stock at an exercise price of $15 per share, to the public at a price of $1,000 per unit, resulting in net proceeds to the Company of $95.8 million. The Company applied the net proceeds from the Unit Offering as follows: (i) $30.1 million to the repayment of all outstanding indebtedness under the PM&C Credit Facility (as defined) and expenses related thereto, and (ii) $56.5 million for the payment of the cash portion of the purchase price for the acquisition of DBS assets from nine independent DIRECTV providers. The remaining net proceeds were used for working capital, general corporate purposes and to finance other acquisitions.

     In October 1997, the Company completed a senior notes offering (the "Senior Notes Offering") in which it sold $115.0 million of 9.625% Series A Senior Notes (the "Senior Notes"), resulting in net proceeds to the Company of approximately $111.0 million. The Company applied the net proceeds from the Senior Notes Offering as follows: (i) $94.2 million to the repayment of all outstanding indebtedness under the PSH Credit Facility (as defined), and (ii) $16.8 million for the payment of the cash portion of the purchase price for the acquisition of DBS assets from various independent DIRECTV providers.

2. Summary of Significant Accounting Policies:


Basis of Presentation:


     The accompanying consolidated financial statements include the accounts of Pegasus and all of its subsidiaries or affiliates. All intercompany transactions and balances have been eliminated.


Use of Estimates in the Preparation of Financial Statements:


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingencies. Actual results could differ from those estimates. Significant estimates relate to barter transactions and the useful lives and recoverability of intangible assets.

                      PEGASUS COMMUNICATIONS CORPORATION

2. Summary of Significant Accounting Policies:  -- (Continued)

Inventories:

     Inventories consist of equipment held for resale to customers and installation supplies. Inventories are stated at the lower of cost or market on a first-in, first-out basis.

Long-Lived Assets:

     The Company's assets are reviewed for impairment whenever events or circumstances provide evidence that suggest that the carrying amounts may not be recoverable. The Company assesses the recoverability of its assets by determining whether the depreciation or amortization of the respective asset balance can be recovered through projected undiscounted future cash flows.

Property and Equipment:

     Property and equipment are stated at cost. The cost and related accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the respective accounts, and any resulting gains or losses are included in the statement of operations. For cable television systems, initial subscriber installation costs, including material, labor and overhead costs of the hookup are capitalized as part of the distribution facilities. The costs of disconnection and reconnection are charged to expense. Satellite equipment that is leased to customers is stated at cost.

     Depreciation is computed for financial reporting purposes using the straight-line method based upon the following lives:



          Reception and distribution facilities .........    7 to 11 years
          Transmitter equipment .........................    5 to 10 years
          Equipment, furniture and fixtures .............    5 to 10 years
          Building and improvements .....................   12 to 39 years
          Vehicles. .....................................     3 to 5 years


Intangible Assets:

     Intangible assets are stated at cost and amortized by the straight-line method. Costs of successful franchise applications are capitalized and amortized over the lives of the related franchise agreements, while unsuccessful franchise applications and abandoned franchises are charged to expense. Financing costs incurred in obtaining long-term financing are amortized over the term of the applicable loan.


     The Company's policy is to capitalize subscriber acquisition costs directly related to new subscribers, such as commissions and equipment subsidies, who sign a programming contract. These costs are amortized over the life of the contract. The Company expenses its subscriber acquisition costs when no new contract is obtained. The Company currently does not require new DBS customers to sign programming contracts and, as a result, subscriber acquisition costs are currently being charged to operations in the period incurred.

     Amortization of intangible assets is computed using the straight-line method based upon the following lives:





          Broadcast licenses. .....................        40 years
          Network affiliation agreements. .........        40 years
          Goodwill. ...............................        40 years
          DBS rights. .............................        10 years
          Other intangibles .......................   2 to 14 years
          Subscriber acquisition costs ............          1 year



Cash and Cash Equivalents:

     Cash and cash equivalents include highly liquid investments purchased with an initial maturity of three months or less. The Company has cash balances in excess of the federally insured limits at various banks.

                      PEGASUS COMMUNICATIONS CORPORATION

2. Summary of Significant Accounting Policies:  -- (Continued)

Restricted Cash:


     The Company has restricted cash held in escrow of approximately $1.2 million at December 31, 1997 to collateralize loans made by banks to employees enabling them to pay income taxes as a result of grants of Class A Common Stock by the Company.


Financial Instruments:


     The Company uses interest rate cap contracts for the purpose of hedging interest rate exposures, which involve the exchange of fixed and floating rate interest payments without the exchange of the underlying principal amounts. The amounts to be paid or received are accrued as interest rates change and are recognized over the life of the contracts as an adjustment to interest expense. Gains and losses realized from the termination of interest rate hedges are recognized over the remaining life of the hedge contract. As a policy, the Company does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes.


Revenue:


     The Company operates in growing segments of the media and communications industries: multichannel television (DBS and Cable) and broadcast television
(TV). The Company recognizes revenue in its multichannel operations when video and audio services are provided. The Company recognizes revenue in its broadcast operations when advertising spots are broadcast.


Barter Programming:


     The Company obtains a portion of its TV programming, including pre-sold advertisements, through its network affiliation agreements with Fox, UPN and WB, and also through independent producers. The Company does not make any direct payments for this programming. For running network programming, the Company received payments from Fox, which totaled approximately $215,000, and $73,000 in 1995 and 1996, respectively. The Company received no such payments in 1997.



     For running independent producers' programming, the Company received no direct payments. Instead, the Company retains a portion of the available advertisement spots to sell on its own account. Barter programming revenue and the related expense are recognized when the pre-sold advertisements are broadcast. These amounts are presented gross as barter programming revenue and expense in the accompanying consolidated statements of operations.



Advertising Costs:


     Advertising costs are charged to operations in the period incurred and totaled approximately $613,000, $1.1 million and $3.6 million for the years ended December 31, 1995, 1996 and 1997, respectively.


Program Rights:


     The Company enters into agreements to show motion pictures and syndicated programs on television. The Company records the right and associated liabilities for those films and programs when they are currently available for showing. These rights are recorded at the lower of unamortized cost or estimated net realizable value and are amortized on the straight-line method over the license period which approximates amortization based on the estimated number of showings during the contract period. Amortization of $1.3 million, $1.5 million and

                      PEGASUS COMMUNICATIONS CORPORATION

2. Summary of Significant Accounting Policies:  -- (Continued)

$1.7 million is included in programming expense for the years ended December 31, 1995, 1996 and 1997, respectively. The obligations arising from the acquisition of film rights are recorded at the gross amount. Payments for the contracts are made pursuant to the contractual terms over periods which are generally shorter than the license periods.


     The Company has entered into agreements totaling $6.6 million as of December 31, 1997 for film rights and programs that are not yet available for showing at December 31, 1997, and accordingly, are not recorded by the Company. At December 31, 1997, the Company has commitments for future program rights of approximately $1.7 million, $1.0 million, $417,000, $123,000 and $15,000 in
1998, 1999, 2000, 2001 and 2002, respectively.



Income Taxes:

     The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 is an asset and liability approach, whereby deferred tax assets and liabilities are recorded to the extent of the tax effect of differences between the financial statement carrying values and tax bases of assets and liabilities. A valuation allowance is recorded for deferred taxes where it appears more likely than not that the Company will not be able to recover the deferred tax asset. MCT Cablevision, L.P. is treated as a partnership for federal and state income tax purposes, but taxed as a corporation for Puerto Rico income tax purposes.


Stock Based Compensation:

     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees ("APB 25") in accounting for its stock plans. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation ("SFAS 123").


Earnings Per Share:

     The Company has adopted SFAS No. 128 "Earnings Per Share" issued in February 1997. This statement requires the disclosure of basic and diluted earnings per share and revises the method required to calculate these amounts. The adoption of this standard did not significantly impact previously reported earnings per share amounts.


Concentration of Credit Risk:

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables, cash and cash equivalents.

     Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different businesses and geographic regions. As of December 31, 1995, 1996 and 1997 the Company had no significant concentrations of credit risk.


New Accounting Pronouncements:

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130") and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," ("SFAS 131"). SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement table that is displayed with the same prominence as other financial statements. SFAS 131 requires that all public business enterprises report information about operating segments, as well as specific revised guidelines for determining an entity's operating segments and the type and level of financial information to be disclosed. These new standards, which are effective for the fiscal year ending December 31, 1998, will not have a significant impact on the Company.

                      PEGASUS COMMUNICATIONS CORPORATION

3. Property and Equipment:

     Property and equipment consist of the following:




                                                    December 31,       December 31,
                                                        1996               1997
                                                  ----------------   ----------------
Land ..........................................    $     862,298      $     947,712
Reception and distribution facilities .........       29,140,040         27,012,297
Transmitter equipment .........................       11,643,812         15,306,589
Building and improvements .....................        1,553,548          2,293,755
Equipment, furniture and fixtures .............        1,509,588          3,091,363
Vehicles ......................................          766,192            983,256
Other equipment ...............................        2,295,446          2,612,332
                                                   -------------      -------------
                                                      47,770,924         52,247,304
Accumulated depreciation ......................      (23,655,786)       (24,560,658)
                                                   -------------      -------------
Net property and equipment ....................    $  24,115,138      $  27,686,646
                                                   =============      =============

     Depreciation expense amounted to $4.1 million, $5.2 million and $5.7 million for the years ended December 31, 1995, 1996 and 1997, respectively.

4. Intangibles:

     Intangible assets consist of the following:

                                                          December 31,       December 31,
                                                              1996               1997
                                                        ----------------   ----------------
Goodwill ............................................    $  28,490,035      $  28,490,035
Franchise costs .....................................       35,972,374         35,332,755
Broadcast licenses & affiliation agreements .........       18,930,324         19,094,212
Deferred financing costs ............................        4,020,665         16,654,186
Subscriber acquistion costs .........................        1,272,282          5,787,156
DBS rights ..........................................       45,829,174        203,379,952
Consultancy & non-compete agreements.................        2,700,000          6,010,838
Organization & other deferred costs .................        6,368,426          8,571,281
                                                         -------------      -------------
                                                           143,583,280        323,320,415
Accumulated amortization ............................      (17,347,152)       (38,546,388)
                                                         -------------      -------------
Net intangible assets ...............................    $ 126,236,128      $ 284,774,027
                                                         =============      =============

     Amortization expense amounted to $4.6 million, $6.9 million and $22.1 million for the years ended December 31, 1995, 1996 and 1997, respectively.

     The Company's intangible assets increased primarily due to the $166 million increase in DBS rights and other intangibles relating to the 25 acquisitions completed by the Company during 1997 (see footnote 12 -- Acquisitions and Disposition), as well as the net $12.6 million increase in deferred financing costs related to the three completed financings (see footnote 6 -- Redeemable Preferred Stock and footnote 7 -- Long-Term Debt).

                      PEGASUS COMMUNICATIONS CORPORATION

5. Common Stock:

     At December 31, common stock consists of the following:




                                                                          1996         1997
                                                                       ----------   ----------
Pegasus Class A common stock, $0.01 par value; 30.0 million shares authorized; 4,663,229 and 5,739,842 issued and outstanding, respec-
 tively ............................................................    $46,632      $ 57,399
Pegasus Class B common stock, $0.01 par value; 15.0 million shares authorized; 4,581,900 and 4,581,900 issued and outstanding, respec-
 tively ............................................................     45,819        45,819
                                                                        -------      --------
 Total common stock ................................................    $92,451      $103,218
                                                                        =======      ========


     The Company's ability to pay dividends on its Common Stock is subject to certain restrictions (see footnote 6 -- Redeemable Preferred Stock and footnote 7 -- Long-Term Debt).

6. Redeemable Preferred Stock:

     As a result of the Unit Offering and dividends subsequently declared on the Series A Preferred Stock, the Company has outstanding approximately 112,215 shares of Series A Preferred Stock with a liquidation preference of $1,000 per share (the "Liquidation Preference"). Cumulative dividends, at a rate of 12.75% are payable semi-annually on January 1 and July 1. Dividends may be paid, occurring on or prior to January 1, 2002, at the option of the Company, either in cash or by the issuance of additional shares of Series A Preferred Stock. Subject to certain conditions, the Series A Preferred Stock is exchangeable in whole, but not in part, at the option of the Company, for Pegasus' 12.75% Senior Subordinated Exchange Notes due 2007 (the "Exchange Notes"). The Exchange Notes would contain substantially the same redemption provisions, restrictions and other terms as the Series A Preferred Stock. Pegasus is required to redeem all of the Series A Preferred Stock outstanding on January 1, 2007 at a redemption price equal to the Liquidation Preference thereof, plus accrued dividends.

     The carrying amount of the Series A Preferred Stock is periodically increased by amounts representing dividends not currently declared or paid but which will be payable under the mandatory redemption features. The increase in carrying amount is effected by charges against retained earnings, or in the absence of retained earnings, by charges against paid-in capital.

     Under the terms of the Series A Preferred Stock, Pegasus' ability to pay dividends on its Common Stock is subject to certain restrictions. At December 31, 1997, 5,000,000 shares of Series A Preferred Stock are authorized and 112,215 shares are issued and outstanding.

     Basic earnings per share amounts are based on net income after deducting preferred stock dividend requirements divided by the weighted average number of Class A and Class B Common shares outstanding during the year.

     For the year ended December 31, 1997, net loss per common share was determined by dividing net loss, as adjusted by the aggregate amount of dividends on the Company's Series A Preferred Stock, approximately $12,215,000, by applicable shares outstanding.

                      PEGASUS COMMUNICATIONS CORPORATION

7. Long-Term Debt:

     Long-term debt consists of the following:



                                                                      December 31,      December 31,
                                                                          1996              1997
                                                                     --------------   ---------------
Series B Notes payable by PM&C, due 2005, interest at 12.5%, payable semi-annually in arrears on January 1 and July 1, net of unamortized discount of $3,412,222 and $3,018,003 as of
 December 31, 1996 and December 31, 1997, respectively ...........   $ 81,587,778      $ 81,981,997
Series A Senior Notes payable by Pegasus, due 2005, interest at
 9.625%, payable semi-annually in arrears on April 15 and
 October 15, commencing on April 15, 1998 ........................             --       115,000,000
Senior seven-year $50.0 million revolving credit facility, payable by PM&C, interest at the Company's option at either the
 bank's prime rate plus an applicable margin or LIBOR plus an
 applicable margin ...............................................     29,600,000                --
Senior six-year $180.0 million revolving credit facility, payable by PM&C, interest at the Company's option at either the
 bank's base rate plus an applicable margin or LIBOR plus an
 applicable margin ...............................................             --                --
Mortgage payable, due 2000, interest at 8.75% ....................        498,468           477,664
Note payable, due 1998, interest at 10% ..........................      3,050,000         3,050,000
Sellers' notes, various maturities and interest rates ............        277,130         7,171,621
Capital leases and other .........................................        562,067           673,849
                                                                     ------------      ------------
                                                                      115,575,443       208,355,131
Less current maturities ..........................................        363,833         6,357,320
                                                                     ------------      ------------
Long-term debt ...................................................   $115,211,610      $201,997,811
                                                                     ============      ============

     In July 1995, PM&C sold 85,000 units consisting of $85.0 million in aggregate of 12.5% Series A Senior Subordinated Notes due 2005 (the "PM&C Series A Notes" and, together with the PM&C Series B Notes, the "PM&C Notes") and 8,500 shares of Class B Common Stock of PM&C (the "PM&C Note Offering"). The PM&C Class B Shares were subsequently exchanged for an aggregate of 191,775 shares of Pegasus' Class A Common Stock.

     In November 1995, PM&C exchanged its PM&C Series B Notes for the PM&C Series A Notes. The PM&C Series B Notes have substantially the same terms and provisions as the PM&C Series A Notes. The PM&C Series B Notes are guaranteed on a full, unconditional, senior subordinated basis, jointly and severally by a majority of the wholly owned direct and indirect subsidiaries of PM&C. PM&C's indebtedness contain certain financial and operating covenants, including restrictions on PM&C to incur additional indebtedness, create liens and to pay dividends.

     In August 1996, in conjunction with the acquisition of the WTLH Tallahassee, Florida FCC license and Fox affiliation agreement, the Company incurred indebtedness of $3.1 million.


     In August 1996, PM&C entered into a $50.0 million seven-year senior revolving credit facility (the "PM&C Credit Facility"), which was collateralized by substantially all of the assets of PM&C and its subsidiaries. Deferred financing fees relating to a retired $10.0 million revolving credit facility were written off, resulting in an extraordinary loss of $251,000 on the refinancing transaction. Outstanding balances under the PM&C Credit Facility were repaid from the proceeds of the Unit Offering. Concurrently with the closing of the New Credit Facility, the PM&C Credit Facility was repaid in full and commitments thereunder were terminated. Deferred financing fees relating to the $50.0 million revolving credit facility were written off, resulting in an extraordinary loss of $460,000 on the refinancing transaction.

                      PEGASUS COMMUNICATIONS CORPORATION

7. Long-Term Debt: -- (Continued)

     In October 1997, Pegasus completed the Senior Notes Offering in which it sold $115.0 million of its 9.625% Series A Senior Notes due 2005 (the "9.625% Series A Senior Notes"), resulting in net proceeds to the Company of approximately $111.0 million. A portion of the proceeds from the Senior Notes Offering were used to retire an existing $130.0 million credit facility (the "PSH Credit Facility"). The PSH Credit Facility was financed with the New Credit Facility. Deferred financing fees relating to the PSH Credit Facility were written off, resulting in an extraordinary loss of approximately $1.2 million on the refinancing transaction.


     In December 1997, PM&C entered into a $180.0 million six-year senior revolving credit facility (the "New Credit Facility"), which is collateralized by substantially all of the assets of PM&C and its subsidiaries. Interest on the New Credit Facility is, at the Company's option, at either the bank's base rate plus an applicable margin or LIBOR plus an applicable margin. The New Credit Facility is subject to certain financial covenants as defined in the loan agreement, including a debt to adjusted cash flow covenant. The New Credit Facility also contains restrictions over the Company's ability to pay dividends. The New Credit Facility will be used to finance future acquisitions and for working capital, capital expenditures and general corporate purposes. There were no borrowings outstanding at December 31, 1997.


     The Company's indebtedness contain certain financial and operating covenants, including restrictions on the Company to incur additional indebtedness, create liens and to pay dividends.


     At December 31, 1997, maturities of long-term debt and capital leases are as follows:



  1998 ........................   $  6,357,320
  1999 ........................      1,905,265
  2000 ........................      1,930,290
  2001 ........................      1,125,561
  2002 ........................         54,698
  Thereafter ..................    196,981,997
                                  ------------
                                  $208,355,131
                                  ============

8. Net Income Per Common Share:


Calculation of Basic and Diluted net income per common share:


     The following table sets forth the computation of the number of shares used in the computation of basic and diluted net income per common share:





                                                                   1995             1996                1997
                                                              -------------   ----------------   -----------------
Net income (loss) applicable to common shares .............    $2,053,910       ($ 9,974,146)      ($ 31,487,137)
                                                               ==========        ===========        ============
Weighted average common shares outstanding ................     5,139,929          6,239,646           9,858,244
                                                               ==========        ===========        ============
Total shares used for calculation of basic net income per
 common share .............................................     5,139,929          6,239,646           9,858,244
Stock options .............................................            --                 --                  --
                                                               ----------        -----------        ------------
Total shares used for calculation of diluted net income per
 common share .............................................     5,139,929          6,239,646           9,858,244
                                                               ==========        ===========        ============


     For the year ended December 31, 1997, net loss per common share was determined by dividing net loss, as adjusted by the aggregate amount of dividends on the Company's Series A Preferred Stock, approximately $12,215,000, by applicable shares outstanding.

                      PEGASUS COMMUNICATIONS CORPORATION

8. Net Income Per Common Share:  -- (Continued)

     Securities that have not been issued and are antidilutive amounted to 2,539 shares in 1996 and 582,493 shares in 1997.

9. Leases:


     The Company leases certain studios, towers, utility pole attachments, and occupancy of underground conduits and headend sites under operating leases. The Company also leases office space, vehicles and various types of equipment through separate operating lease agreements. The operating leases expire at various dates through 2005. Rent expense for the years ended December 31, 1995, 1996 and 1997 was $503,000, $712,000 and $1.1 million, respectively. The Company leases equipment under long-term leases and has the option to purchase the equipment for a nominal cost at the termination of the leases. The related obligations are included in long-term debt. Property and equipment at December 31 include the following amounts for leases that have been capitalized:




                                                           1996            1997
                                                      -------------   -------------
       Equipment, furniture and fixtures ..........    $  215,112      $  700,807
       Vehicles ...................................       446,372         516,642
                                                       ----------      ----------
                                                          661,484       1,217,449
       Accumulated depreciation ...................      (250,288)       (512,307)
                                                       ----------      ----------
        Total .....................................    $  411,196      $  705,142
                                                       ==========      ==========


     Future minimum lease payments on noncancellable operating and capital leases at December 31, 1997 are as follows:




                                                                 Operating       Capital
                                                                   Leases         Leases
                                                               -------------   -----------
       1998 ................................................    $  649,802      $259,574
       1999 ................................................       427,794       184,631
       2000 ................................................       331,283       164,726
       2001 ................................................       248,206       140,681
       2002 ................................................       143,958        53,612
       Thereafter ..........................................        59,154            --
                                                                ----------      --------
       Total minimum payments ..............................    $1,860,197       803,224
                                                                ==========
       Less: amount representing interest ..................                     153,375
                                                                                --------
       Present value of net minimum lease payments including
        current maturities of $199,273 .....................                    $649,849
                                                                                ========

10. Income Taxes:


     The following is a summary of the components of income taxes from operations:




                                                             1995           1996            1997
                                                          ----------   --------------   -----------
       Federal -- deferred ............................    $23,000       ($ 169,000)
       State and local -- current .....................      7,000           49,000      $200,000
                                                           -------        ---------      --------
        Provision (benefit) for income taxes ..........    $30,000       ($ 120,000)     $200,000
                                                           =======        =========      ========


     The deferred income tax assets and liabilities recorded in the consolidated balance sheets at December 31, 1996 and 1997 are as follows:

                      PEGASUS COMMUNICATIONS CORPORATION

10. Income Taxes:  -- (Continued)


                                                                        1996               1997
                                                                  ----------------   ---------------
     Assets:
       Receivables ............................................     $     47,887       $     73,547
       Excess of tax basis over book basis from tax gain
        recognized upon incorporation of subsidiaries .........        1,890,025          1,890,025
       Loss carryforwards .....................................       14,197,578         21,990,684
       Other ..................................................          870,305            870,305
                                                                    ------------       ------------
        Total deferred tax assets .............................       17,005,795         24,824,561
     Liabilities:
       Excess of book basis over tax basis of property, plant
        and equipment .........................................       (1,754,621)        (1,938,899)
       Excess of book basis over tax basis of amortizable
        intangible assets .....................................       (4,616,997)        (5,695,313)
                                                                    ------------       ------------
        Total deferred tax liabilities ........................       (6,371,618)        (7,634,212)
                                                                    ------------       ------------
       Net deferred tax assets ................................       10,634,177         17,190,349
        Valuation allowance ...................................      (10,683,639)       (17,240,349)
                                                                    ------------       ------------
       Net deferred tax liabilities ...........................    ($     49,462)     ($     50,000)
                                                                    ============       ============


     The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized due to the expiration of the Company's net operating loss carryforwards and portions of other deferred tax assets related to prior acquisitions. The valuation allowance increased primarily as the result of net operating loss carryforwards generated during 1997, which may not be utilized.

     At December 31, 1997, the Company has net operating loss carryforwards of approximately $53.1 million which are available to offset future taxable income and expire through 2017.

     A reconciliation of the Federal statutory rate to the effective tax rate is as follows:





                                                               1995          1996          1997
                                                           -----------   -----------   -----------
       U.S. statutory federal income tax rate ..........    34.00%        34.00%        34.00%
       Foreign net operating loss ......................    27.09          1.73            --
       Valuation allowance .............................   (60.72)       (36.92)       (34.38)
       Other ...........................................       --            --          1.43
                                                           ------        ------        -------
       Effective tax rate ..............................     0.37%        (1.19)%        1.05%
                                                           ======        ======        =======

                      PEGASUS COMMUNICATIONS CORPORATION

11. Supplemental Cash Flow Information:


     Significant noncash investing and financing activities are as follows:




                                                                             Years ended December 31,
                                                                   ---------------------------------------------
                                                                        1995            1996            1997
                                                                   -------------   -------------   -------------
Barter revenue and related expense .............................    $5,110,662     $6,337,220      $7,520,000
Acquisition of program rights and assumption of related
 program payables ..............................................     1,335,275      1,140,072       3,452,779
Acquisition of plant under capital leases ......................       121,373        312,578         529,072
Redemption of minority interests and related receivable ........       246,515             --              --
Capital contribution and related acquisition of intangibles.....            --     14,079,546      15,197,503
Execution of license agreement option ..........................            --      3,050,000              --
Stock incentive compensation and related expense/ accrued
 expense .......................................................            --             --       1,273,872
Minority interest and related acquisition of intangibles .......            --             --       3,000,000
Notes payable and related acquisition of intangibles ...........            --             --       7,113,689
Series A Preferred Stock dividend and reduction of paid-in
 capital .......................................................            --             --      12,215,000

     For the years ended December 31, 1995, 1996 and 1997 the Company paid cash for interest in the amount of $3.6 million, $12.0 million and $13.5 million, respectively. The Company paid no federal income taxes for the years ended December 31, 1995, 1996 and 1997.

12. Acquisitions and Disposition:


     In January 1996, PCH, the parent of the Company, acquired all of the outstanding stock of Portland Broadcasting, Inc. ("PBI"), which owns the tangible assets of WPXT, Portland, Maine. PCH immediately transferred ownership of PBI to the Company. The aggregate purchase price of PBI was approximately $11.7 million of which $1.5 million was allocated to fixed and tangible assets and $10.2 million to intangible assets. In June 1996, PCH acquired the FCC license of WPXT for aggregate consideration of $3.0 million. PCH immediately transferred the ownership of the license to the Company.

     Effective March 1, 1996, the Company acquired the principal tangible assets of WTLH, Inc., Tallahassee, Florida and certain of its affiliates for approximately $5.0 million, except for the FCC license and Fox affiliation agreement. Additionally, the Company entered into a put/call agreement regarding the FCC license and Fox affiliation agreement with the licensee of WTLH. In August 1996, the Company exercised its rights and recorded $3.1 million in intangible assets and long term debt. The aggregate purchase price of WTLH, Inc. and the related FCC licenses and Fox affiliation agreement is approximately $8.1 million of which $2.2 million was allocated to fixed and tangible assets and $5.9 million to various intangible assets. In addition, PCH granted the sellers of WTLH a warrant to purchase $1.0 million of stock of one of its subsidiaries at $14.00 per share. The warrant expired in February 1997.

     Effective August 29, 1996, the Company acquired all of the assets of Dom's for approximately $25.0 million in cash and $1.0 million in assumed liabilities. Dom's operates cable systems serving ten communities contiguous to the Company's Mayaguez, Puerto Rico cable system. The aggregate purchase price of the principal assets of Dom's amounted to $26.0 million of which $4.7 million was allocated to fixed and tangible assets and $21.3 million to various intangible assets.


     On October 8, 1996, the Company acquired, from an independent DIRECTV provider, the rights to provide DIRECTV programming in certain rural areas of Texas and Michigan and the related assets in exchange for total consideration of approximately $29.8 million, which consisted of $17.9 million in cash and $11.9 million of the Company's Class A Common Stock.

                      PEGASUS COMMUNICATIONS CORPORATION

12. Acquisitions and Disposition:  -- (Continued)

     On November 8, 1996, the Company acquired, from an independent DIRECTV provider, the rights to provide DIRECTV programming in certain rural areas of Ohio and the related assets, including receivables, in exchange for approximately $12.0 million in cash.

     Effective January 31, 1997, the Company sold substantially all the assets of its New Hampshire cable system to State Cable TV Corporation for approximately $6.9 million in cash, net of certain selling costs. The Company recognized a gain on the transaction of approximately $4.5 million.


     On January 31, 1997, the Company acquired, from an independent DIRECTV provider, the rights to provide DIRECTV programming in certain rural areas of Indiana and the related assets and liabilities in exchange for total consideration of approximately $14.4 million, which consisted of $8.8 million in cash and 466,667 shares of the Company's Class A Common Stock (amounting to $5.6 million at the time of issuance).


     On February 14, 1997, the Company acquired, from an independent DIRECTV provider, the rights to provide DIRECTV programming in certain rural areas of Mississippi and the related assets in exchange for approximately $14.8 million in cash.


     As of March 10, 1997, the Company acquired, from two independent DIRECTV providers, the rights to provide DIRECTV programming in certain rural areas of Arkansas, Virginia and West Virginia and the related assets in exchange for total consideration of approximately $14.6 million, which consisted of $10.4 million in cash, $200,000 in assumed liabilities, $3.0 million in preferred stock of a subsidiary of Pegasus and warrants to purchase a total of 283,969 shares of the Company's Class A Common Stock (amounting to $951,000 at the time of issuance). The $3.0 million in preferred stock of a subsidiary of Pegasus has been accounted for as a minority interest.

     As of April 9, 1997, the Company acquired, from an independent DIRECTV provider, the rights to provide DIRECTV programming in certain rural areas of Georgia and the related assets in exchange for total consideration of approximately $4.5 million, which consisted of $3.3 million in cash, $143,000 in assumed liabilities, 42,187 shares of the Company's Class A Common Stock (amounting to $500,000 at the time of issuance), and a $600,000 obligation, payable over four years, for consultancy and non-compete agreements.

     As of May 9, 1997, the Company acquired, from four independent DIRECTV providers, the rights to provide DIRECTV programming in certain rural areas of Colorado, Florida, Maryland, Minnesota, Nevada, New Hampshire, Oklahoma, Texas, Virginia, Washington, Wisconsin and Wyoming and the related assets in exchange for total consideration of approximately $20.3 million, which consisted of $18.6 million in cash, $502,000 in assumed liabilities, a $350,000 note due January 1998, 17,971 shares of the Company's Class A Common Stock (amounting to $200,000 at the time of issuance), and $600,000 in cash for consultancy and non-compete agreements.

     As of July 9, 1997, the Company acquired, from two independent DIRECTV providers, the rights to provide DIRECTV programming in certain rural areas of Ohio and Texas and the related assets in exchange for total consideration of approximately $17.9 million, which consisted of $17.4 million in cash and $503,000 in assumed liabilities.

     As of August 8, 1997, the Company acquired, from four independent DIRECTV providers, the rights to provide DIRECTV programming in certain rural areas of Indiana, Minnesota and South Dakota and the related assets in exchange for total consideration of approximately $17.7 million, which consisted of $15.5 million in cash, $464,000 in assumed liabilities, a $988,000 note due
January 1998, and $750,000 in cash for endorsement and non-compete agreements.

     As of September 8, 1997, the Company acquired, from four independent DIRECTV providers, the rights to provide DIRECTV programming in certain rural areas of Illinois, Minnesota and Utah and the related assets in exchange for total consideration of approximately $9.3 million, which consisted of $9.1 million in cash and $165,000 in assumed liabilities.

                      PEGASUS COMMUNICATIONS CORPORATION

12. Acquisitions and Disposition:  -- (Continued)


     As of October 8, 1997, the Company acquired, from two independent DIRECTV providers, the rights to provide DIRECTV programming in certain rural areas of Alabama and Texas and the related assets in exchange for total consideration of approximately $28.0 million, which consisted of $24.2 million in cash, $219,000 in assumed liabilities, a $2.2 million note, payable over four years, and $589,000 in cash and a $772,000 obligation, payable over four years, for consultancy and non-compete agreements.

     Effective October 31, 1997 the Company acquired, from an independent DIRECTV provider, the rights to provide DIRECTV programming in certain rural areas of Georgia and the related assets and liabilities in exchange for total consideration of approximately $14.9 million, which consisted of $6.4 million in cash and 397,035 shares of the Company's Class A Common Stock (amounting to $8.5 million at the time of issuance).

     As of November 7, 1997 the Company acquired, from three independent DIRECTV providers, the rights to provide DIRECTV programming in certain rural areas of Nebraska, Minnesota, Utah and Wyoming and the related assets in exchange for total considration of approximately $5.4 million, which consisted of $3.1 million in cash, $147,000 in assumed liabilities, a $1.7 million note, payable over two years, and a $446,000 note due November 2000.

     The value assigned to the Class A Common Stock was computed by multiplying the number of shares issued by the closing price per share on the day prior to the date of consummation of the transaction.

     The following unaudited summary, prepared on a pro forma basis, combines the results of operations as if the above DBS territories, cable system and TV stations had been acquired or sold as of the beginning of the periods presented, after including the impact of certain adjustments, such as the Company's payments to related parties, amortization of intangibles, interest expense, preferred stock dividends and related income tax effects. The pro forma information does not purport to be indicative of what would have occurred had the acquisitions/disposition been made on those dates or of results which may occur in the future. This pro forma information does not include any acquisitions that occurred subsequent to December 31, 1997.

                                                        Years Ended December 31,
                                                      -----------------------------
     (in thousands, except earnings per share)                 (unaudited)
                                                           1996            1997
                                                      -------------   -------------
Net revenues ......................................     $  83,916       $ 104,357
                                                        =========       =========
Operating loss ....................................     $ (11,564)      $ (16,250)
                                                        =========       =========
Net loss ..........................................     $ (34,820)      $ (39,002)
Less: Preferred stock dividends ...................       (13,156)        (13,156)
                                                        ---------       ---------
Net loss available to common stockholders .........     $ (47,976)      $ (52,158)
                                                        =========       =========
Net loss per common share .........................    $    (6.70)     $    (5.09)
                                                       ==========      ==========


13. Financial Instruments:


     The carrying values and fair values of the Company's financial instruments at December 31 consisted of:






                                                                1996                       1997
                   (in thousands)                     ------------------------   ------------------------
                                                       Carrying        Fair       Carrying        Fair
                                                         Value        Value         Value        Value
                                                      ----------   -----------   ----------   -----------
Long-term debt, including current portion .........    $115,575     $125,788      $208,355     $240,086
Series A Preferred Stock ..........................          --           --       111,264      114,750

Long-term debt: The fair value of long-term debt is estimated based on the quoted market price for the same or similar instruments.

                      PEGASUS COMMUNICATIONS CORPORATION

13. Financial Instruments:  -- (Continued)

Series A Preferred Stock: The fair value of Series A Preferred Stock is estimated based on the quoted market price for the same or similar instruments.



All other financial instruments are stated at cost which approximates fair market value.


14. Warrants:



     In January 1997, in connection with the Unit Offering, the Company issued warrants to purchase 193,600 shares of Class A Common Stock at an exercise price of $15 per share. These warrants are exercisable through January 1, 2007. At December 31, 1997, none of these warrants have been exercised. The fair value value of these warrants was estimated using the Black-Scholes pricing model and was approximately $1.1 million. The value assigned to these warrants reduced the carrying amount of the Series A Preferred Stock and was effected by an increase in additional paid-in capital.

     In March 1997, in connection with the acquisition of DBS properties, the Company issued warrants to purchase 283,969 shares of Class A Common Stock at an exercise price of $11.81 per share. These warrants are exercisable through March 10, 2006. At December 31, 1997, none of these warrants have been exercised. The fair value of these warrants was estimated using the Black-Scholes pricing model and was approximately $951,000. The value assigned to these warrants increased the carrying amount of the DBS rights acquired and was effected by an increase in additional paid-in capital.

15. Employee Benefit Plans:

     The Company has two active stock plans available to grant stock options (the "Stock Option Plan") and restricted stock awards (the "Restricted Stock Plan") to eligible employees, executive officers and non-employee directors of the Company.

Stock Option Plan

     The Stock Option Plan provides for the granting of nonqualified and qualified options to purchase a maximum of 450,000 shares (subject to adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in the capitalization of Pegasus) of Class A Common Stock of the Company. Executive officers, who are not eligible to receive profit sharing awards under the Restricted Stock Plan, are eligible to receive stock options under the Stock Option Plan, but no executive officer may be granted options to purchase more than 275,000 shares of Class A Common Stock under the Stock Option Plan. Directors of Pegasus who are not employees of the Company are eligible to receive nonqualified options. The Stock Option Plan terminates in September 2006. As of December 31, 1997, options to purchase an aggregate of 223,385 shares of Class A Common Stock were outstanding, including 220,000 options outstanding under the Stock Option Plan All options granted under the Stock Option Plan have been granted at fair market value at the time of grant.



     The Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), in October 1995. Under SFAS 123, companies can either continue to account for stock compensation plans pursuant to existing accounting standards or elect to expense the value derived from using an option pricing model. The Company is continuing to apply existing accounting standards. However, SFAS 123 requires disclosures of pro forma net income and earnings per share as if the Company had adopted the expensing provisions of SFAS 123.


     The fair value of options was estimated using the Black-Scholes option pricing model with the following weighted average assumptions for 1996 and 1997:

                      PEGASUS COMMUNICATIONS CORPORATION

15. Employee Benefit Plans:  -- (Continued)


                                               1996          1997
                                            ----------   -----------
Risk-free interest rate .................   5.56%          6.35%
Dividend yield ..........................   0.00%          0.00%
Volatility factor .......................   0.00          0.403
Weighted average expected life ..........   5  years     5  years

     Pro forma net losses for 1996 and 1997 would have been $9,976,114 and $19,480,852, respectively; pro forma net losses per common share for 1996 and 1997 would have been $1.60 and $3.22, respectively. The weighted average fair value of options granted were $3.40 and $4.99 for 1996 and 1997, respectively.


     The following table summarizes stock option activity over the past two years under the Company's plan:





                                                                       Weighted
                                                      Number of        Average
                                                        Shares      Exercise Price
                                                     -----------   ---------------
Outstanding at January 1, 1996 ...................          --              --
Granted ..........................................       3,385        $  14.00
Exercised ........................................          --              --
Canceled or expired ..............................          --              --
                                                         -----        --------
Outstanding at December 31, 1996 .................       3,385           14.00
Granted ..........................................     220,000           11.00
Exercised ........................................          --              --
Canceled or expired ..............................          --              --
                                                       -------        --------
Outstanding at December 31, 1997 .................     223,385        $  11.05
                                                       =======        ========
Options exercisable at December 31, 1996 .........       3,385        $  14.00
Options exercisable at December 31, 1997 .........       3,385        $  14.00

Restricted Stock Plan


     The Restricted Stock Plan provides for the granting of restricted stock awards representing a maximum of 270,000 shares (subject to adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in the capitalization of Pegasus) of Class A Common Stock of the Company to eligible employees who have completed at least one year of service. Restricted stock received under the Restricted Stock Plan vests over four years. The Plan terminates in September 2006. As of December 31, 1997, 94,159 shares of Class A Common Stock had been granted under the Restricted Stock Plan. The expense for this plan amounted to $501,139 and $800,768 in 1996 and 1997, respectively.


401(k) Plans


     Effective January 1, 1996, PM&C adopted the Pegasus Communications Savings Plan (the "US 401(k) Plan") for eligible employees of PM&C and its domestic subsidiaries. In 1996, the Company's Puerto Rico subsidiary adopted the Pegasus Communications Puerto Rico Savings Plan (the "Puerto Rico 401(k) Plan" and, together with the US 401(k) Plan, the "401(k) Plans") for eligible employees of the Company's Puerto Rico subsidiaries. Substantially all Company employees who, as of the enrollment date under the 401(k) Plans, have completed at least one year of service with the Company are eligible to participate in one of the 401(k) Plans. Participants may make salary deferral contributions of 2% to 6% of their salary to the 401(k) Plans. The expense for this plan amounted to $484,226 and $473,104 in 1996 and 1997, respectively.


     The Company may make three types of contributions to the 401(k) Plans, each allocable to a participant's account if the participant completes at least 1,000 hours of service in the applicable plan year, and is employed

                      PEGASUS COMMUNICATIONS CORPORATION

15. Employee Benefit Plans:  -- (Continued)

on the last day of the applicable plan year: (i) the Company matches 100% of a participant's salary deferral contributions to the extent the participant invested his or her salary deferral contributions in Class A Common Stock at the time of his or her initial contribution to the 401(k) Plans, (ii) the Company, in its discretion, may contribute an amount that equals up to 10% of the annual increase in Company-wide Location Cash Flow (these Company discretionary contributions, if any, are allocated to eligible participants' accounts based on each participant's salary for the plan year), and (iii) the Company also matches a participant's rollover contribution, if any, to the 401(k) Plans, to the extent the participant invested his or her rollover contribution in Class A Common Stock at the time of his or her initial contribution to the 401(k) Plans. Discretionary Company contributions and Company matches of employee salary deferral contributions and rollover contributions are made in the form of Class A Common Stock, or in cash used to purchase Class A Common Stock. The Company has authorized and reserved for issuance up to 205,000 shares of Class A Common Stock in connection with the 401(k) Plans. Company contributions to the 401(k) Plans are subject to limitations under applicable laws and regulations.

     All employee contributions to the 401(k) Plans are fully vested at all times and all Company contributions, if any, vest 34% after two years of service with the Company (including years before the 401(k) Plans were established), 67% after three years of service and 100% after four years of service. A participant also becomes fully vested in Company contributions to the 401(k) Plans upon attaining age 65 or upon his or her death or disability.

16. Commitments and Contingent Liabilities:

Legal Matters:

     From time to time the Company is involved with claims that arise in the normal course of business. In the opinion of management, the ultimate liability with respect to these claims will not have a material adverse effect on the consolidated operations, liquidity, cash flows or financial position of the Company.

17 Other Events:

     In August 1997, Pegasus commenced operations of TV station WPME, which is affiliated with UPN. WPME is in the Portland, Maine Designated Market Area ("DMA") and is being operated under a local marketing agreement ("LMA"). WPME's offices, studio and transmission facilities are co-located with WPXT, a TV station in the Portland market the Company has owned and operated since January 1996.

     In October 1997, Pegasus commenced operations of TV station WGFL, which is affiliated with WB. WGFL is in the Gainesville, Florida DMA and is being operated under a LMA.


18. Related Party Transactions:


     Effective October 31, 1997, the Company acquired DIRECTV distribution rights for certain rural areas of Georgia and related assets (the "ViewStar DBS Acquisition") from ViewStar Entertainment Services, Inc. ("ViewStar"). Prior to the acquisition, Donald W. Weber, a director of Pegasus, was the President and Chief Executive Officer of ViewStar and together with his son owned approximately 73% of the outstanding stock of ViewStar. The ViewStar DBS Acquisition was effected through a merger of ViewStar into a subsidiary of Pegasus. The purchase price of the ViewStar DBS Acquisition consisted of approximately $6.4 million in cash and 397,035 shares of Class A Common Stock. The acquisition involved the execution of noncompetition agreements by Mr. Weber and his son and the execution of a shareholders agreement (which included the granting of certain registration rights on the shares of Class A Common Stock issued in connection with the acquisition).

     The Company has advanced to KB Prime Media, L.L.C. ("KB Prime Media") approximately $212,000 to be used as deposits for auctions of television licenses and other operating expenses. KB Prime Media is a corporation owned 80% by W.W. Keen Butcher, the stepfather of Marshall W. Pagon, the Company's President and Chief Executive Officer.

                      PEGASUS COMMUNICATIONS CORPORATION

19. Industry Segments:


     The Company operates in growing segments of the media and communications industries: multichannel television (DBS and Cable) and broadcast television
(TV). TV consists of five Fox-affiliated television stations, one of which also simulcasts its signal in Hazelton and Williamsport, Pennsylvania, one UPN-affiliated television station and two WB-affiliated television stations, one of which is pending launch. Cable and DBS consist of providing cable television services and direct broadcast satellite services, respectively, in twenty-seven states and Puerto Rico, as of December 31, 1997. Information regarding the Company's business segments in 1995, 1996, and 1997 is as follows (in thousands):





                                               TV           DBS          Cable        Other      Consolidated
                                           ----------   -----------   ----------   ----------   -------------
1995
   Revenues ............................    $19,973      $   1,469     $ 10,606     $    100      $ 32,148
   Operating income (loss) .............      2,252           (752)      (1,103)         (33)          364
   Identifiable assets .................     36,906          5,577       34,395       18,892        95,770
   Incentive compensation ..............        415              9          104           --           528
   Corporate expenses ..................        782            114          450           18         1,364
   Depreciation & amortization .........      2,591            719        5,364           77         8,751
   Capital expenditures ................      1,403            216          953           69         2,641
1996
   Revenues ............................    $28,488      $   5,829     $ 13,496     $    116      $ 47,929
   Operating income (loss) .............      3,925         (1,239)         190         (326)        2,550
   Identifiable assets .................     61,817         53,090       54,346        4,427       173,680
   Incentive compensation ..............        691             95          148           51           985
   Corporate expenses ..................        756            158          497           18         1,429
   Depreciation & amortization .........      4,000          1,786        5,245        1,029        12,060
   Capital expenditures ................      2,289            855        3,070           80         6,294
1997
   Revenues ............................    $31,726      $  38,254     $ 16,688     $    150      $ 86,818
   Operating income (loss) .............      5,357        (11,990)       1,622       (1,577)       (6,588)
   Identifiable assets .................     63,016        209,507       51,714       56,625       380,862
   Incentive compensation ..............        298            525          181          270         1,274
   Corporate expenses ..................        840            744          617           55         2,256
   Depreciation & amortization .........      3,927         17,042        5,643        1,180        27,792
   Capital expenditures ................      6,425            506        2,914           84         9,929



20. Subsequent Events:


     As of January 7, 1998 the Company acquired, from an independent DIRECTV provider, the rights to provide DIRECTV programming in certain rural areas of Minnesota and the related assets in exchange for approximately $1.9 million in cash and $32,000 in assumed liabilities.

     In January 1998, the Company entered into an agreement and plan of merger (the "Agreement and Plan of Merger") to acquire Digital Television Services, Inc. ("DTS"), for approximately 5.5 million shares of Pegasus' Class A Common Stock. As of December 31, 1997, DTS' operations consisted of providing DIRECTV services to approximately 126,000 subscribers in certain rural areas of eleven states in which DTS holds the exclusive right to provide such services. Upon completion of the acquisition of DTS (the "DTS Acquisition"), DTS will become a wholly owned subsidiary of Pegasus.

     In January 1998, the Company entered into an agreement to sell its remaining New England cable systems for a purchase price of at least $28 million and not more than $31 million, based on the systems' location cash flow for the trailing 12 months prior to closing, multiplied by nine. The Company anticipates this transaction to close in the third quarter of 1998. The Company expects to report a one-time nonrecurring gain relating to this transaction.

                      PEGASUS COMMUNICATIONS CORPORATION

     The Company has entered into 14 letters of intent or definitive agreements to acquire, from various independent DIRECTV providers, the rights to provide DIRECTV programming in certain rural areas of Idaho, Nebraska, New Mexico, Oregon, South Dakota and Texas and the related assets in exchange for approximately $52.9 million in cash, $10.3 million in promissory notes and $854,000 of the Company's Class A Common Stock.


     In February 1998, pursuant to a registered exchange offer, Pegasus exchanged all $115.0 million of its 9.625% Series A Senior Notes for $115.0 million of its 9.625% Series B Senior Notes due 2005 (the "9.625% Series B Senior Notes"). The 9.625% Series B Notes have substantially the same terms and provisions as the 9.625% Series A Senior Notes. No gain or loss was recorded in connection with the exchange of the notes.


21. Quarterly Information (unaudited):



                                                                         Quarter Ended
                                                  ------------------------------------------------------------
                                                   March 31,      June 30,      September 30,     December 31,
                                                      1997          1997             1997             1997
(in thousands)                                    -----------   ------------   ---------------   -------------
   Net revenues ...............................     $15,897       $ 19,778        $ 21,927         $  29,216
   Operating income (loss) ....................        (366)          (113)         (1,308)           (4,801)
   Income (loss) before extraordinary
    items .....................................       1,433         (3,083)         (9,015)          (19,166)
   Net income (loss) ..........................     $ 1,433       $ (3,083)       $ (9,015)        $ (20,822)
Basic and diluted earnings per share: .........
   Operating income (loss) ....................     $ (0.04)      $  (0.01)       $  (0.13)        $   (0.47)
   Income (loss) before extraordinary
    items .....................................        0.07          (0.64)          (0.91)            (1.88)
   Net income (loss) ..........................     $  0.07       $  (0.64)       $  (0.91)        $   (2.05)

     For the fourth quarter of 1997, the Company had an extraordinary loss of approximately $1.7 million or $0.16 per share in connection with the refinancing of certain credit facilities (see footnote 7--Long-Term Debt).

                                                               Quarter Ended
                                        ------------------------------------------------------------
                                         March 31,      June 30,      September 30,     December 31,
                                            1996          1996             1996             1996
(in thousands)                          -----------   ------------   ---------------   -------------
   Net revenues .....................    $  8,427       $ 10,756        $ 10,938          $17,809
   Operating income (loss) ..........        (451)           960            (604)           2,644
   Income (loss) before extraordinary
    items ...........................      (3,106)        (1,732)         (3,980)            (905)
   Net income (loss) ................    $ (3,106)      $ (1,732)       $ (4,231)         $  (905)
Basic and diluted earnings per share:
   Operating income (loss) ..........    $  (0.09)      $   0.18        $  (0.12)         $  0.30
   Income (loss) before extraordinary
    items ...........................       (0.59)         (0.33)          (0.76)           (0.10)
   Net income (loss) ................    $  (0.59)      $  (0.33)       $  (0.81)         $ (0.10)

     For the third quarter of 1996, the Company had an extraordinary loss of approximately $251,000 or $0.05 per share in connection with the refinancing of a credit facility (see footnote 7 -- Long-Term Debt).



22. Other Information (unaudited):

     As defined in the Certificate of Designation governing the Series A Preferred Stock, and the indenture governing the Senior Notes, the Company is required to provide Adjusted Operating Cash Flow data for Pegasus and its Restricted Subsidiaries, on a consolidated basis, where Adjusted Operating Cash Flow is defined as, "for the four most recent fiscal quarters for which internal financial statements are available, Operating Cash Flow of such Person and its Restricted Subsidiaries less DBS Cash Flow (Satellite Segment Operating Cash Flow) for the most recent four-quarter period plus DBS Cash Flow for the most recent quarterly period, multiplied by

                      PEGASUS COMMUNICATIONS CORPORATION
four." Operating Cash Flow is income from operations before income taxes, depreciation and amortization, interest expense, extraordinary items and non-cash charges. Although Adjusted Operating Cash Flow is not a measure of performance under generally accepted accounting principles, the Company believes that Location Cash Flow, Operating Cash Flow and Adjusted Operating Cash Flow are accepted within the Company's business segments as generally recognized measures of performance and are used by analysts who report publicly on the performance of companies operating in such segments. Restricted Subsidiaries carries the same meaning as in the Certificate of Designation. Pro forma for the twenty-five completed DBS acquisitions occurring in 1997 and the disposition of the New Hampshire cable system, as if such acquisitions/ disposition occurred on January 1, 1997, Adjusted Operating Cash Flow would have been approximately $35.2 million, as follows:

                                                                                   Four Quarters
                                                                                       Ended
                                                                                   December 31,
                                                                                       1997
                                 (in thousands)                                   --------------
       Revenues ................................................................     $108,543
       Direct operating expenses, excluding depreciation, amortization and other
        non-cash charges .......................................................       71,264
                                                                                     --------
       Income from operations before incentive compensation, corporate
        expenses, depreciation and amortization and other non-cash changes .....       37,279
       Corporate expenses ......................................................        2,256
                                                                                     --------
       Adjusted operating cash flow ............................................     $ 35,023
                                                                                     ========

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
of Digital Television Services, Inc.:

     We have audited the accompanying consolidated balance sheets of DIGITAL TELEVISION SERVICES, INC. (a Delaware corporation and formerly Digital Television Services, LLC) AND SUBSIDIARIES as of December 31, 1996 and 1997 and the related consolidated statements of operations, members'/stockholders' equity, and cash flows for the period from inception (January 30, 1996) through December 31, 1996 and for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Digital Television Services, Inc. and subsidiaries as of December 31, 1996 and 1997 and the results of their operations and their cash flows for the period from inception (January 30, 1996) through December 31, 1996 and for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

                                                   ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 18, 1998

                       DIGITAL TELEVISION SERVICES, INC.
                               AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS




                                                                              December 31,      December 31,
                                                                                  1996              1997
                                                                            ---------------   ---------------
                                    ASSETS
CURRENT ASSETS:
 Cash and cash equivalents ..............................................    $  1,595,955      $ 39,113,152
 Restricted cash ........................................................              --        19,006,386
 Accounts receivable:
   Trade, net of allowance for doubtful accounts of $6,750 and $190,647
    at December 31, 1996 and 1997, respectively .........................         893,950         4,629,539
   Other ................................................................         154,840           544,480
 Inventory ..............................................................         244,544         2,229,918
 Other (Note 2) .........................................................         234,153            92,605
                                                                             ------------      ------------
      Total current assets ..............................................       3,123,442        65,616,080
                                                                             ------------      ------------
RESTRICTED CASH .........................................................              --        18,020,702
                                                                             ------------      ------------
PROPERTY AND EQUIPMENT, at cost (Note 2) ................................         478,445         3,474,754
 Less accumulated depreciation ..........................................         (44,339)         (554,537)
                                                                             ------------      ------------
                                                                                  434,106         2,920,217
                                                                             ------------      ------------
CONTRACT RIGHTS AND OTHER ASSETS, NET (Note 2) ..........................      38,604,625       171,105,067
                                                                             ------------      ------------
                                                                             $ 42,162,173      $257,662,066
                                                                             ============      ============
                LIABILITIES AND MEMBERS'/STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable .......................................................    $  1,041,019      $  4,495,937
 Accrued liabilities ....................................................       1,380,321        40,275,901
 Unearned revenue .......................................................       1,082,601         3,314,397
 Current maturities of long-term debt ...................................       6,033,732        14,950,430
 Other ..................................................................          92,279           299,766
                                                                             ------------      ------------
      Total current liabilities .........................................       9,629,952        63,336,431
                                                                             ------------      ------------
LONG-TERM DEBT, less current maturities .................................      17,542,883       177,641,876
                                                                             ------------      ------------
OTHER LIABILITIES .......................................................          83,615            46,646
                                                                             ------------      ------------
COMMITMENTS AND CONTINGENCIES (Notes 5, 6, 8, and 10)
MEMBERS'/STOCKHOLDERS' EQUITY
 Class A units ..........................................................              --                --
 Class B units ..........................................................      18,440,982                --
 Class C units ..........................................................              --                --
 Class D units ..........................................................              --                --
 Preferred stock, $.01 par value; 10,000,000 shares authorized; 1,404,056
   issued and outstanding at December 31, 1997 ..........................              --            14,041
 Common stock, $.01 par value; 10,000,000 shares authorized; 2,137,049
   issued and outstanding at December 31, 1997 ..........................              --            21,370
 Additional paid-in capital .............................................              --        25,826,080
 Retained deficit .......................................................      (3,535,259)       (9,224,378)
                                                                             ------------      ------------
      Total members'/stockholders' equity ...............................      14,905,723        16,637,113
                                                                             ------------      ------------
                                                                             $ 42,162,173      $257,662,066
                                                                             ============      ============

The accompanying notes are an integral part of these consolidated balance sheets.

                       DIGITAL TELEVISION SERVICES, INC.
                               AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS





                                                     Inception
                                                  (January 30) to       Year Ended
                                                    December 31,       December 31,
                                                        1996               1997
                                                 -----------------   ----------------
REVENUE:
 Programming revenue .........................     $  3,085,146       $  41,752,873
 Equipment and installation revenue ..........          323,663           5,690,253
                                                   ------------       -------------
      Total revenue ..........................        3,408,809          47,443,126
                                                   ------------       -------------
COST OF REVENUE:
 Programming expense .........................        1,595,963          20,694,127
 Cost of equipment and installation ..........          398,144           6,443,374
 Service fees ................................          275,704           4,009,353
                                                   ------------       -------------
      Total cost of revenue ..................        2,269,811          31,146,854
                                                   ------------       -------------
GROSS PROFIT .................................        1,138,998          16,296,272
                                                   ------------       -------------
OPERATING EXPENSES:
 Sales and marketing .........................          778,036           8,659,446
 General and administrative ..................        1,953,635           8,706,851
 Depreciation and amortization ...............        1,147,963          14,509,152
                                                   ------------       -------------
      Total operating expenses ...............        3,879,634          31,875,449
                                                   ------------       -------------
OPERATING LOSS ...............................       (2,740,636)        (15,579,177)
                                                   ------------       -------------
OTHER INCOME (EXPENSE):
 Interest expense, net .......................         (817,603)        (14,457,088)
 Other income (expense) ......................           22,980            (111,350)
                                                   ------------       -------------
                                                       (794,623)        (14,568,438)
                                                   ------------       -------------
NET LOSS .....................................     $ (3,535,259)      $ (30,147,615)
                                                   ============       =============
BASIC AND DILUTED PRO FORMA NET LOSS PER
 COMMON SHARE:
 Net loss ....................................     $      (6.19)      $      (14.11)
                                                   ============       =============
 Pro forma weighted average shares
  outstanding ................................          571,317           2,135,921
                                                   ============       =============


 The accompanying notes are an integral part of these consolidated statements.

                       DIGITAL TELEVISION SERVICES, INC.
                                AND SUBSIDIARIES


           CONSOLIDATED STATEMENTS OF MEMBERS'/STOCKHOLDERS' EQUITY for the Period From Inception (January 30, 1996) Through December 31, 1996
                   and for the Year Ended December 31, 1997



                                          Class A                            Class B
                             ---------------------------------  ---------------------------------
                                  Units            Amount            Units            Amount
                             ---------------  ----------------  ---------------  ----------------
BALANCE,
 January 30, 1996 .........             --     $           --              --     $           --
 Sale of Class B Units.....             --                 --       1,844,098         18,440,982
 Issuance of Class C
 Units ....................             --                 --              --                 --
 Net loss .................             --                 --              --         (3,535,259)
                                        --     --------------       ---------     --------------
BALANCE,
 December 31, 1996 ........             --                 --       1,844,098         14,905,723
 Sale of Class A Units.....      1,333,333         29,820,008              --                 --
 Sale of Class B Units.....             --                 --         205,902          2,058,997
 Issuance of Class D
 Units ....................             --                 --              --                 --
 Net Loss (January 1,
 1997 through Octo-
 ber 10, 1997) ............             --         (3,958,517)             --        (16,964,720)
                                 ---------     --------------       ---------     --------------
BALANCE,
 October 10, 1997 .........      1,333,333         25,861,491       2,050,000                 --
 Conversion of Capital
 (Note 7) .................     (1,333,333)       (25,861,491)     (2,050,000)                --
 Net Loss (October 11,
 1997 through
 December 31, 1997)                     --                 --              --                 --
                                ----------     --------------      ----------     --------------
BALANCE,
 December 31, 1997 ........             --     $           --              --     $           --
                                ==========     ==============      ==========     ==============

                                    Class C                  Class D               Preferred Stock       Common Stock
                             ----------------------  -----------------------  -------------------------  ------------
                                 Units      Amount       Units       Amount      Shares      Par Value      Shares
                             ------------  --------  -------------  --------  ------------  -----------  ------------
BALANCE,
 January 30, 1996 .........          --      $ --             --      $ --            --      $    --            --
 Sale of Class B Units.....          --        --             --        --            --           --            --
 Issuance of Class C
 Units ....................      87,049        --             --        --            --           --            --
 Net loss .................          --        --             --        --            --           --            --
                                 ------      ----             --      ----            --      -------            --
BALANCE,
 December 31, 1996 ........      87,049        --             --        --            --           --            --
 Sale of Class A Units.....          --        --             --        --            --           --            --
 Sale of Class B Units.....          --        --             --        --            --           --            --
 Issuance of Class D
 Units ....................          --        --        124,000        --            --           --            --
 Net Loss (January 1,
 1997 through Octo-
 ber 10, 1997) ............          --        --             --        --            --           --            --
                                 ------      ----        -------      ----            --      -------            --
BALANCE,
 October 10, 1997 .........      87,049        --        124,000        --            --           --            --
 Conversion of Capital
 (Note 7) .................     (87,049)       --       (124,000)       --     1,404,056       14,041     2,137,049
 Net Loss (October 11,
 1997 through
 December 31, 1997)                  --        --             --        --            --           --            --
                                -------      ----       --------      ----     ---------      -------     ---------
BALANCE,
 December 31, 1997 ........          --      $ --             --      $ --     1,404,056      $14,041     2,137,049
                                =======      ====       ========      ====     =========      =======     =========



                                            Additional
                             Common StockCommon Stock                            Total
                             ------------ ------------                         Members'/
                              Par Value       Capital         Deficit           Equity
                             -----------  --------------  ---------------  ----------------
BALANCE,
 January 30, 1996 .........    $    --     $        --     $         --     $           --
 Sale of Class B Units.....         --              --               --         18,440,982
 Issuance of Class C
 Units ....................         --              --               --                 --
 Net loss .................         --              --               --         (3,535,259)
                               -------     -----------     ------------     --------------
BALANCE,
 December 31, 1996 ........         --              --               --         14,905,723
 Sale of Class A Units.....         --              --               --         29,820,008
 Sale of Class B Units.....         --              --               --          2,058,997
 Issuance of Class D
 Units ....................         --              --               --                 --
 Net Loss (January 1,
 1997 through Octo-
 ber 10, 1997) ............         --              --               --        (20,923,237)
                               -------     -----------     ------------     --------------
BALANCE,
 October 10, 1997 .........         --              --               --         25,861,491
 Conversion of Capital
 (Note 7) .................     21,370      25,826,080               --                 --
 Net Loss (October 11,
 1997 through
 December 31, 1997)                 --              --       (9,224,378)        (9,224,378)
                               -------     -----------     ------------     --------------
BALANCE,
 December 31, 1997 ........    $21,370     $25,826,080     $ (9,224,378)    $   16,637,113
                               =======     ===========     ============     ==============


              The accompanying notes are an integral part of these
                            consolidated statements.

                       DIGITAL TELEVISION SERVICES, INC.
                               AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                                                        Inception
                                                                                     (January 30) to       Year Ended
                                                                                       December 31,       December 31,
                                                                                           1996               1997
                                                                                    -----------------  -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss ........................................................................    $  (3,535,259)    $  (30,147,615)
                                                                                      -------------     --------------
 Adjustments to reconcile net loss to net cash used in operating activities:
   Depreciation and amortization .................................................        1,106,264         13,412,025
   Amortization of capitalized debt costs and debt discount ......................          313,329          2,423,535
   Amortization of deferred promotional costs ....................................           41,699          1,097,127
   Changes in operating assets and liabilities, net of acquisitions:
    Accounts receivable, net .....................................................         (428,281)        (1,678,650)
    Inventory ....................................................................         (218,140)        (1,566,129)
    Other current assets .........................................................         (269,721)          (771,194)
    Accounts payable .............................................................          877,630             19,297
    Accrued liabilities and other liabilities ....................................        1,099,003         11,721,655
    Unearned revenue .............................................................          379,533         (1,817,178)
                                                                                      -------------     --------------
      Total adjustments ..........................................................        2,901,316         22,840,488
                                                                                      -------------     --------------
      Net cash used in operating activities ......................................         (633,943)        (7,307,127)
                                                                                      -------------     --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of property and equipment, net of acquisitions ........................         (382,175)        (2,611,405)
 Disposals of property and equipment .............................................           (3,930)                --
 Increase in restricted cash for payment of subordinated notes ...................               --        (37,027,088)
 Purchase of contract rights and related net assets, net of amounts financed .....      (12,695,488)       (89,590,710)
 Increase in other assets ........................................................         (693,690)        (1,222,307)
                                                                                      -------------     --------------
      Net cash used in investing activities ......................................      (13,775,283)      (130,451,510)
                                                                                      -------------     --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from bank credit facility ..............................................        9,400,000         88,269,409
 Repayment of bank credit facility ...............................................               --        (82,169,409)
 Proceeds from subordinated notes offering, net of discounts .....................               --        152,840,850
 Issuance of notes payable .......................................................           32,399            344,417
 Repayment of seller notes and other notes payable ...............................       (9,047,023)        (6,201,532)
 Capitalized financing fees ......................................................       (2,821,177)        (9,649,936)
 Sale of Member Units ............................................................       18,440,982         31,879,005
 Other, net ......................................................................               --            (36,970)
                                                                                      -------------     --------------
      Net cash provided by financing activities ..................................       16,005,181        175,275,834
                                                                                      -------------     --------------
NET INCREASE IN CASH AND CASH EQUIVALENTS ........................................        1,595,955         37,517,197
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD .................................               --          1,595,955
                                                                                      -------------     --------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD .......................................    $   1,595,955     $   39,113,152
                                                                                      =============     ==============
SUPPLEMENTAL NONCASH FINANCING ACTIVITY:
 NRTC patronage capital declared .................................................    $      83,615     $           --
                                                                                      =============     ==============
SUPPLEMENTAL CASH FLOW INFORMATION:
 Cash paid for interest ..........................................................    $     301,035     $    5,425,156
                                                                                      =============     ==============
 Issuance of seller notes in connection with acquisitions ........................    $  24,156,000     $   17,552,000
                                                                                      =============     ==============


 The accompanying notes are an integral part of these consolidated statements.

                       DIGITAL TELEVISION SERVICES, INC.
                               AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1996 AND 1997

1. ORGANIZATION AND NATURE OF BUSINESS

     Digital Television Services, Inc. ("DTS"), a Delaware corporation, is successor to Digital Television Services, LLC, a limited liability company organized under the Delaware Limited Liability Act, and DBS Holdings, L.P., a Delaware limited partnership originally formed on January 30, 1996 by Columbia Capital Corporation ("Columbia") and senior management of DTS. DTS and its wholly owned subsidiaries (collectively, "the Company") were formed to acquire and operate the exclusive rights to distribute direct broadcast satellite ("DBS") services ("DIRECTV Services") offered by DirecTv, Inc. ("DirecTv") in certain rural markets. The Company completed its first acquisition of rights to provide DIRECTV Services in March 1996 and has made a total of 17 acquisitions through December 31, 1997. On November 19, 1996, the limited partnership was converted into a limited liability company. On October 10, 1997, DTS effected a conversion from a limited liability company to a corporation through a merger with and into WEP Intermediate Corp.

     In connection with the Company's expansion, Columbia and certain of its affiliates increased their investment in the Company in February 1997. Also, in February 1997, the Company raised additional equity from J.H. Whitney & Co. and Fleet Equity Partners (together with Columbia, the "Equity Investors") and from senior executives of the Company. The Equity Investors and senior executives, in aggregate, have contributed $50,500,000 of equity capital to the Company.

     DTS is a holding company which operates primarily through its wholly-owned subsidiaries. The principal wholly-owned subsidiaries of DTS as of December 31, 1997 consist of 11 entities (the "Operating Subsidiaries") which, except for one subsidiary which is a Delaware limited liability company and one subsidiary which is a New Mexico corporation, are limited liability companies organized under the laws of the state of Georgia. The Operating Subsidiaries have the right to provide DIRECTV Services. The sole member and manager of the Operating Subsidiaries is DTS Management, LLC ("DTS Management"), a Georgia limited liability company, which is a wholly-owned subsidiary of DTS. The Company's other wholly-owned subsidiary, DTS Capital, Inc. ("DTS Capital"), was formed in 1997 and currently has nominal assets and does not conduct any operations. DTS Capital was formed to facilitate the issuance of $155.0 million in senior subordinated notes (the "Notes") in July 1997 (Note 5). In connection with the reorganization (the "Reorganization") of the Company in February 1997, the Company contributed to the capital of DTS Management the Company's ownership interest in each of its direct subsidiaries, other than DTS Management and DTS Capital. As a result thereof, each direct subsidiary became a wholly-owned direct subsidiary of DTS Management and a wholly-owned indirect subsidiary of the Company. Since each subsidiary was a wholly-owned direct or indirect subsidiary of the Company prior to the Reorganization, the Reorganization had no impact on the consolidated financial statements of the Company.

     The Company obtained the rights to distribute DIRECTV Services in its territories pursuant to agreements (the "NRTC Member Agreements") with the National Rural Telecommunications Cooperative (the "NRTC"). Under the provisions of the NRTC Member Agreements, the Company has the exclusive right to provide DIRECTV Services within certain rural territories in the United States (Note 3).

     The Company has had a limited operating history during which time it has generated negative cash flows and net losses. The negative cash flows can be attributed to the costs incurred to purchase NRTC contract rights and related assets (Notes 3 and 10) and general corporate overhead expenses. The Company expects negative cash flows and net losses to continue through at least 1998, as the Company plans to purchase additional contract rights and to incur substantial selling and marketing expenses in order to build its subscriber base. The ability to generate positive cash flow in the future is dependent upon many factors, including general economic conditions, the level of market acceptance for the Company's services, and the degree of competition encountered by the Company. As discussed in Note 5, financing totaling $90 million has been committed by a syndicate of lenders, of which approximately $41.0 million was available at December 31, 1997. The Company also issued the Notes in July 1997 (Note 5) to refinance certain indebtedness and to provide additional funds for possible future acquisitions and general operating needs.

                       DIGITAL TELEVISION SERVICES, INC.
                               AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


1. ORGANIZATION AND NATURE OF BUSINESS  -- (Continued)

     The success of the Company is dependent on the future ability of DTS and its subsidiaries to generate projected revenues through successful operations. In the opinion of management, capital on hand, as well as funds provided from financings (Note 5), will be sufficient to meet the capital and operating needs of the Company through at least 1998. Additional funding may be required for any future acquisitions. However, there can be no assurance when or if future operations of the Company will be successful or that further financing, if needed, will be available with terms acceptable to the Company, or at all.


     On November 6, 1997, the Company entered into an agreement in principle with Pegasus Communications Corporation ("Pegasus") providing for the acquisition of the Company by Pegasus (Note 10).


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Principles of Consolidation


     The consolidated financial statements include the accounts of DTS and its subsidiaries. All significant intercompany transactions and balances have been eliminated.


Use of Estimates


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Revenue Recognition


     The Company earns programming revenue by providing DIRECTV Services to its subscribers. Programming revenue includes DIRECTV Services purchased by subscribers in monthly, quarterly, or annual subscriptions; additional premium programming available on an a la carte basis; sports programming available under monthly, annual, or seasonal subscriptions; and movies and events programming available on a pay-per-view basis. Programming purchased on a monthly, quarterly, annual, or seasonal basis, including premium programming, is billed in advance and is recorded as unearned revenue. All programming revenue is recognized when earned. As programming revenue is earned uniformly over the period of the purchase agreement with the customer, approximately $447,000 and $2,315,000 of net accounts receivable in the accompanying consolidated balance sheets represent unearned revenue at December 31, 1996 and 1997, respectively.


     Equipment and installation revenue primarily consists of the sale of DSS(R) equipment and accessories and related installation charges. Equipment sales revenue represents the amounts paid by customers to the Company and is recognized upon delivery of the equipment. Installation revenue is recognized when the equipment is installed and represents the amounts paid by customers to the Company for such services.


Cost of Revenues


     Cost of revenues includes the cost associated with providing DIRECTV Services to the Company's subscribers. These costs include the direct wholesale cost of purchasing related programming from DirecTv (through the NRTC (Note
9)); monthly subscriber maintenance fees charged by DirecTV, such as security fees, ground service fees, system authorization fees, and fees for subscriber billings; costs of equipment and installation; and certain subscriber operating costs. Cost of equipment and installation represents the actual cost of the equipment to the Company plus the costs to install the equipment.

                       DIGITAL TELEVISION SERVICES, INC.
                               AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)

Inventories

     The Company maintains inventories consisting of DSS(R) equipment and related accessories. Inventory is valued at the lower of cost or market, generally on a specific identification basis.


Other Current Assets

     Other current assets consist of the following:




                                             December 31,     December 31,
                                                 1996             1997
                                            --------------   -------------
     Deferred promotional costs .........      $214,939         $16,006
     Other ..............................        19,214          76,599
                                               --------         -------
                                               $234,153         $92,605
                                               ========         =======


     Deferred promotional costs consist of costs related to a subscriber rebate program sponsored by DirecTv. Under the program, new subscribers who sign a non-cancellable and non-refundable contract pursuant to which they agree to prepay for one year of programming service receive a credit which is applied toward the one year's programming subscription. Subscribers under this program may choose to net the credit on their first bill or pay the full amount and receive a refund from the Company for the credit. The Company defers both the programming revenue and the cost of this credit and amortizes them over the one-year contract period. In addition, as a part of this program, the Company receives $1 per month for up to five years from the NRTC for each subscriber activated under this program. This program was discontinued in July 1997.


Property and Equipment

     Property and equipment are stated at cost. Major property additions, replacements, and betterments are capitalized, while maintenance and repairs which do not extend the useful lives of these assets are expensed currently. Depreciation for property and equipment is provided using the straight-line method over the estimated useful lives of five years for leasehold improvements and three to seven years for furniture and equipment. Depreciation expense was $48,269 and $509,842 for the period from inception (January 30, 1996) through December 31, 1996 and for the year ended December 31, 1997, respectively. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is reflected in earnings.

     Property and equipment, at cost, consist of the following:




                                          December 31,     December 31,
                                              1996             1997
                                         --------------   -------------
     Leasehold improvements ..........      $ 81,244       $  327,804
     Furniture and equipment .........       397,201        3,146,950
                                            --------       ----------
                                            $478,445       $3,474,754
                                            ========       ==========

                       DIGITAL TELEVISION SERVICES, INC.
                               AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)

Contract Rights and Other Assets

     Contract rights and other assets consist of the following:




                                                    December 31,      December 31,
                                                        1996              1997
                                                   --------------   ---------------
     Contract rights ...........................    $ 32,727,697     $ 170,715,335
     Organization costs ........................         599,528         1,166,475
                                                    ------------     -------------
                                                      33,327,225       171,881,810
     Accumulated amortization ..................      (1,057,995)      (13,943,682)
                                                    ------------     -------------
                                                      32,269,230       157,938,128
     Deposits on Pending Acquisitions ..........       3,380,961           250,000
     Debt issuance costs, net ..................       2,776,658         4,002,209
     Bond issuance costs, net ..................              --         7,276,609
     NRTC patronage capital ....................          83,615            46,646
     Subscriber acquisition receivable .........              --           717,632
     Capitalized merger costs ..................              --           555,239
     Other .....................................          94,161           318,604
                                                    ------------     -------------
                                                    $ 38,604,625     $ 171,105,067
                                                    ============     =============


     Contract Rights: Contract rights represent the cost of acquiring rights to distribute DIRECTV Services (Note 3), less net tangible assets acquired. Contract rights are being amortized over ten years, the estimated remaining useful life of the satellites operated by DirecTv which provide service under the related contracts. Amortization expense, included in depreciation and amortization in the accompanying consolidated statements of operations, was $1,021,606 and $12,646,558 for the period from inception (January 30, 1996) through December 31, 1996 and for the year ended December 31, 1997, respectively. Accumulated amortization, included in the accompanying consolidated balance sheets, was $1,021,606 and $13,668,165 for the period from inception (January 30, 1996) through December 31, 1996 and for the year ended December 31, 1997, respectively.

     Organization Costs: Organization costs are costs associated with the formation of the Company and its subsidiaries and are being amortized over five years. Amortization expense included in depreciation and amortization in the accompanying consolidated statements of operations was $33,891 and $241,626, for the period from inception (January 30, 1996) through December 31, 1996 and for the year ended December 31, 1997, respectively. Accumulated amortization, included in the accompanying consolidated balance sheets, was $33,891 and $275,517 for the period from inception (January 30) through December 31, 1996 and for the year ended December 31, 1997, respectively.

     Deposits on Acquisitions: In accordance with the provisions of asset purchase agreements entered into by the Company, deposits were made into escrow accounts for acquisitions of contract rights in Kentucky, Vermont and Kansas, which were pending at December 31, 1996 and for a pending acquisition of contract rights in Georgia at December 31, 1997.

     Debt Issuance Costs: Debt issuance costs are amortized over the term of the related long-term debt facility. Amortization expense, included in interest expense in the accompanying consolidated statements of operations, was $44,520 and $843,410 for the period from inception (January 30, 1996) through December 31, 1996 and for the year ended December 31, 1997, respectively. Accumulated amortization, included in the accompanying consolidated balance sheets, was $44,520 and $887,930 for the period from inception (January 30) through December 31, 1996 and for the year ended December 31, 1997, respectively.

                       DIGITAL TELEVISION SERVICES, INC.
                               AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)

     Bond Issuance Costs: Bond issuance costs represent deferred costs incurred in connection with the issuance of the Notes (Note 5) and are capitalized over the life of the Notes. Amortization expense, included in interest expense in the accompanying consolidated statements of operations, was $304,364 for the year ended December 31, 1997. Accumulated amortization, included in the accompanying consolidated balance sheets, was $304,364 for the same period.

     NRTC Patronage Capital: The Company, through its subsidiaries, is an affiliate of the NRTC. While affiliates have no vote, they do have an interest in the NRTC in proportion to their prior patronage. NRTC patronage capital represents the noncash portion of NRTC patronage income. Under its bylaws, the NRTC declares a patronage dividend of its excess of revenues over expenses each year. Of the total patronage dividend, 20% is paid in cash and recognized as income when received and is netted against programming expense in the accompanying statement of operations. The remaining 80% is distributed in the form of noncash patronage capital, which will be redeemed in cash only at the discretion of the NRTC. The Company includes noncash patronage capital as other assets, with an offsetting deferred patronage income amount included in other liabilities in the accompanying consolidated balance sheets. The patronage capital will be recognized as income when cash distributions are declared by the NRTC. The NRTC does not permit the transfer of patronage capital. Accordingly, noncash patronage capital due to the Operating Subsidiaries relating to the period of time prior to the date of acquisition by the Company has not been recorded in the accompanying consolidated balance sheets.

     Subscriber Acquisition Receivable: During the second half of 1996, the Company entered into an agreement with the NRTC pursuant to which the NRTC provided a rebate to offset costs relating to the acquisition of new subscribers under the Company's subscriber rebate program. The Company receives the rebate over the period of 60 months commencing with the acquisition date of each subscriber covered under this agreement. The receivable represents amounts due to the Company under this agreement at December 31, 1997.

     Capitalized Merger Costs: Capitalized merger costs are costs incurred during 1997 associated with the agreement with Pegasus that provides that the Company will become a wholly owned subsidiary of Pegasus (Note 10). As the transaction is not expected to be completed until the first half of 1998, no amortization expense has been recorded in the accompanying consolidated statement of operations.


Income Taxes

     The Company was considered a partnership for federal and state income tax purposes for the period from inception (January 30, 1996) to October 10, 1997. All taxable income or loss was allocated to the members in accordance with the terms of the limited liability company agreement of the Company (the "LLC Agreement"). Additionally, the Company incurred an operating loss for the period from October 11, 1997 to December 31, 1997. Accordingly, no provision for income taxes is included in the accompanying consolidated financial statements.

     The Company became a taxable entity for federal and state income tax purposes, effective with its conversion to a corporation (Note 7) on October 10, 1997. The Company accounts for income taxes using Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the use of the asset and liability approach for financial accounting and reporting for income taxes. Deferred tax assets and liabilities arise from differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax balances are calculated by applying the provisions of enacted tax law to determine the amount of taxes payable or refundable currently or in future years.

                       DIGITAL TELEVISION SERVICES, INC.
                               AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)

     The sources of the differences between the financial accounting and tax bases of the Company's assets and liabilities which give rise to the deferred tax assets and liabilities and the tax effects of each are as follows as of December 31, 1997 (in thousands):


   Deferred tax assets:
      Net operating loss carryforwards ("NOLs") .........    $  3,072
      Amortization ......................................       1,989
      Professional fees .................................         172
      Other .............................................          97
      Less: valuation allowance .........................      (5,330)
                                                             --------
                                                             $     --
                                                             ========


     As of December 31, 1997, the Company had NOLs of approximately $7,877,000, which will expire in year 2017. The Company has established a valuation allowance equal to the net operating loss carryforwards not utilized because of the uncertainty of the realizability of the net operating loss carryforwards.


Fair Value of Financial Instruments

     Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of the following disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation.

     The methods and assumptions used to estimate fair value are as follows:

       Cash and cash equivalents: The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The carrying amount approximates fair value due to the relatively short period to maturity of these instruments.

       Long-term debt: Fair value is estimated based on borrowing rates currently available to the Company for bank loans with similar terms and average maturities.

     The asset and liability amounts recorded in the accompanying balance sheets at December 31, 1996 and 1997 for cash and cash equivalents and long-term debt approximate fair value based on the above assumptions.


Concentration of Credit Risk

     Concentration of credit risk with respect to accounts receivable is limited due to the large number of geographically dispersed subscribers. As a result, at December 31, 1996 and 1997, management does not believe any significant concentration of credit risk exists.


Long-Lived Assets

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When events or changes in circumstances occur related to long-lived assets, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. Having found no instances whereby the sum of expected future cash flows (undiscounted and without interest charges) was less than the carrying amount of the asset and thus requiring the recognition of an impairment loss, management believes that the long-lived assets in the accompanying consolidated balance sheets are appropriately valued.

Pro Forma Net Loss Per Common Share

     Basic and diluted net loss per common share is computed by dividing net loss by the pro forma weighted average number of common shares outstanding during 1996 and 1997 of 571,317 and 2,135,921, respectively assuming the corporate conversion had occurred on January 30, 1996. Dur to the Company's net losses, the warrants and options are excluded from the pro forma net loss per common share calculation because the effect would be anti-dilutive.

                       DIGITAL TELEVISION SERVICES, INC.
                               AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


3. CONTRACT RIGHTS

     During 1996, the Company acquired the rights to distribute DIRECTV Services in eight rural DirecTv markets in certain rural areas in the United States (the "1996 Acquisitions"). The aggregate consideration was approximately $32.3 million, including closing date working capital and other adjustments as defined in the purchase agreements and fair value adjustments related to the seller notes (Note 5), subject to increase based on the number of subscribers in one of the markets on October 1, 1998 (Note 5). Of the total purchase price, approximately $9.3 million was paid in cash and approximately $24.2 million (before fair value adjustments related to the seller notes of $1.2 million (Note 5)) was financed through the issuance of promissory notes to the sellers of the contract rights (Note 5). Under the 1996 Acquisitions, rights were acquired in the following markets:

   o In March 1996, the Company acquired the outstanding common stock of Spacenet, Inc. and the rights to provide DIRECTV Services in certain counties in New Mexico.

   o In April 1996, the Company acquired the rights to provide DIRECTV Services in certain counties in California from Pacific Coast DBS, Inc.

   o In August 1996, the Company acquired the rights to provide DIRECTV Services in certain counties in New Mexico from Teg DBS Services, Inc., in certain counties in New York from Northeast Cable Services, Inc. and Falls Earth Station, Inc., and in certain counties in Colorado from Omega Cable.


   o In November 1996, the Company acquired the rights to provide DIRECTV Services in certain counties in South Carolina from Pee Dee Electric Cooperative, Inc. and Santee Electric Cooperative, Inc.

     When the Company purchases the exclusive rights to provide DIRECTV Services in a rural DirecTv market, it acquires the NRTC Member Agreement and related agreements providing for the exclusive rights to provide DIRECTV Services within that market, all net assets related to the provision of DIRECTV Services in such market, and any residual rights to provide DBS services which the NRTC may grant the owner of such market after the termination or expiration of the NRTC Member Agreement. The purchase price of the above acquisitions was allocated to the fair values of the net assets acquired as follows (in thousands):



   Current assets ........................................................    $    751
   Property and equipment ................................................          96
   Contract rights, net of fair value adjustments of $1.2 million.........      32,728
   Current liabilities ...................................................      (1,240)
                                                                              --------
         Total consideration .............................................    $ 32,335
                                                                              ========


     Any additional contingent consideration will be recorded as an increase in contract rights.

     During 1997, the Company acquired the rights to distribute DIRECTV Services in nine additional rural DirecTv markets in certain rural areas in the United States (the "1997 Acquisitions"). The aggregate consideration was approximately $134.3 million including closing date working capital and other adjustments as defined in the purchase agreements and fair value adjustments related to the seller notes (Note 5). Of the total price, approximately $44.4 million was paid in cash, approximately $75.3 million was financed through borrowings under the Credit Facility and approximately $17.6 million (before fair value adjustments related to the seller notes of $3.0 million (Note 5)) was financed through the issuance of promissory notes to the sellers of the contract rights (Note 5). Under the 1997 Acquisitions, rights were acquired in the following markets:

   o In January 1997, the Company acquired the rights to provide DIRECTV Services in certain counties in Kentucky from Direct Programming Services Limited Partnership.

                       DIGITAL TELEVISION SERVICES, INC.
                               AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


3. CONTRACT RIGHTS  -- (Continued)

   o In January 1997, the Company also acquired the rights to provide DIRECTV Services in certain counties in Kansas from Kansas DBS, L.L.C. and Skywave Communications, Inc.


   o In February 1997, the Company acquired the rights to provide DIRECTV Services in certain counties in Vermont from Northeast DBS Enterprises, L.P.


   o In May 1997, the Company acquired the rights to provide DIRECTV Services in certain counties in Georgia from Mitchell Electric Membership Corporation, Washington Electric Membership Corporation, Planters Electric Membership Corporation and DigiCom Services, Inc.


   o In December 1997, the Company acquired the rights to provide DIRECTV Services in certain counties in Indiana from Satellite Television Services, Inc. ("STS"). The purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair values as of the acquisition date. The purchase price allocation of STS is preliminary and subject to adjustment.


     The purchase price of the above acquisitions was allocated to the fair values of the net assets acquired as follows (in thousands):



   Current assets ........................................................     $  3,908
   Property and equipment ................................................          385
   Contract rights, net of fair value adjustments of $3.0 million.........      137,987
   Current liabilities ...................................................       (7,965)
                                                                               --------
         Total consideration .............................................     $134,315
                                                                               ========


     The following pro forma information has been prepared assuming that the 1996 Acquisitions and the 1997 Acquisitions (collectively the "Acquisitions") occurred at the beginning of the respective periods. This information includes pro forma adjustments related to the amortization of contract rights resulting from the excess of the purchase price over the fair value of the net assets acquired and interest expense related to the Notes, the seller notes and a portion of the credit facility which were used to acquire the Acquisitions. The pro forma information is presented for informational purposes only and may not be indicative of the results of operations as they would have been had the Acquisitions occurred at the beginning of the respective periods, nor is the information necessarily indicative of the results of the operations which may occur in the future.

                                                          December 31
                                                 -----------------------------
                                                      1996            1997
                                                 -------------   -------------
                                                        (in thousands)
                                                          (Unaudited)
     Consolidated operating revenues .........     $  40,024       $  57,498
     Consolidated net loss ...................     $ (43,718)      $ (44,904)


4. RELATED-PARTY TRANSACTIONS


     Columbia, which is owned by certain members of the Company holding Class A and Class B units prior to October 10, 1997 and preferred stock and common stock subsequent to October 10, 1997 (Note 7), provides financial, managerial, and other services to the Company. Total fees and expenses paid to Columbia were approximately $322,000 and $47,000 for the period from inception (January 30, 1996) through December 31, 1996 and for the year ended December 31, 1997, respectively. Such fees are included in general and administrative expenses and other expenses in the accompanying consolidated statements of operations.

                       DIGITAL TELEVISION SERVICES, INC.
                               AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


5. LONG-TERM DEBT

     Long-term debt consisted of the following:




                                               December 31, 1996               December 31, 1997
                                         -----------------------------   ------------------------------
                                                          Unamortized                       Unamortized
                                           Principal        Discount        Principal        Discount
                                         -------------   -------------   ---------------   ------------
Senior subordinated notes ............   $        --        $     --      $155,000,000     $2,069,185
Credit facility ......................     9,400,000              --        15,500,000             --
Seller notes and commitments .........    15,113,250         965,011        26,544,998      2,675,149
Installment notes ....................        28,376              --           291,642             --
                                         -----------        --------      ------------     ----------
                                          24,541,626         965,011       197,336,640      4,744,334
Less current maturities ..............     6,130,183          96,451        16,315,333      1,364,903
                                         -----------        --------      ------------     ----------
                                         $18,411,443        $868,560      $181,021,307     $3,379,431
                                         ===========        ========      ============     ==========

Senior Subordinated Notes

     On July 30, 1997, the Company sold the Notes in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). The Notes are the joint and several obligations of the Company and DTS Capital. DTS Capital has nominal assets, does not conduct any operations and will not provide any additional security for the Notes. DTS Capital was formed solely to provide a corporate co-issuer in addition to a limited liability company issuer (the Company). Accordingly, financial information for DTS Capital is not provided. The Notes mature in 2007 and bear interest at 12 1/2%, payable semi-annually on February 1 and August 1. The Company raised approximately $146.0 million, net of underwriting discount and estimated expenses, through the issuance of the Notes. The Company used the net proceeds to fund an interest escrow account for the first four semi-annual interest payments and to repay outstanding indebtedness under the Credit Facility (as defined below).

     The Company filed to exchange the Notes with new senior subordinated notes (the "Exchange Notes") registered under the Securities Act. The terms of the Exchange Notes are identical in all material respects (including principal amount, interest rate, maturity, security and ranking) to the terms of the Private Notes (which they replace), except that the Exchange Notes: (i) bear a Series B designation, (ii) have been registered under the Securities Act and, therefore, do not bear legends restricting their transfer, and (iii) are not entitled to certain registration rights and certain liquidated damages which were applicable to the Notes in certain circumstances under a registration rights agreement entered into by the Company in connection with the sale of the Notes.

     The Exchange Notes are unconditionally guaranteed, on a senior subordinated basis, as to payment of principal, premium, if any, and interest, jointly and severally, by all direct and indirect subsidiaries of DTS (the "Guarantors"). The Guarantors consist of all of the subsidiaries of DTS, except DTS Capital, which is a co-issuer of the Exchange Notes and has no separate assets or operations. DTS does not have assets or operations apart from the assets and operations of the subsidiaries. Accordingly, separate financial information for the Guarantors is not provided because management of the Company has determined that such information would not be material to investors. On January 26 1998, the Company completed the exchange of the Notes with the Exchange Notes.


Credit Facility

     The Company is a party to a credit agreement dated November 27, 1996, as amended and restated on July 30, 1997 (the "Credit Facility") by and among the Company, the banks and other lenders party from time to time thereto (the "Lenders"), CIBC, as Administrative Agent, CIBC Wood Gundy Securities Corp. ("CIBCWG"), as Arranger, J.P. Morgan, as Syndication Agent, and Fleet Bank, as Documentation Agent, which provides for a

                       DIGITAL TELEVISION SERVICES, INC.
                               AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


5. LONG-TERM DEBT  -- (Continued)

revolving credit facility in the amount of $70.0 million, with a $50.0 million sublimit for letters of credit, and a $20.0 million term loan facility. The proceeds of the Credit Facility may be used (i) to refinance certain existing indebtedness, (ii) prior to December 31, 1998, to finance the acquisition of certain Rural DirecTv Markets and related costs and expenses, (iii) to finance capital expenditures of the Company and its subsidiaries and (iv) for the general corporate purposes and working capital needs of the Company and its subsidiaries.

     The $20.0 million term loan facility must be drawn no later than July 30, 1998 and any amounts not so drawn by that date will be cancelled. The term loan shall be repaid in 20 consecutive quarterly installments of $200,000 each commencing September 30, 1998 with the remaining balance due July 31, 2003. Borrowings under the revolving credit facility established pursuant to the Credit Facility are available to the Company until July 31, 2003; however, if the then unused portion of the commitments exceeds $10.0 million on December 31, 1998, the commitments will be reduced on such date by an amount equal to the unused portion of such commitments minus $10.0 million. Thereafter, the commitments thereunder will reduce quarterly commencing on September 30, 1999 at a rate of 3.50% through 1999, 5.75% in 2000, 7.0% in 2001, 9.0% in 2002 and
3.0% until June 30, 2003. All of the loans outstanding will be repayable on July 31, 2003. The making of each loan under the Credit Facility is subject to the satisfaction of certain conditions, including not exceeding a certain "borrowing base" based on the number of paying subscribers and households within the Rural DirecTv Markets served by the Company; maintaining minimum subscriber penetration throughout the term of the Credit Facility; maintaining annualized contribution per paying subscriber throughout the term of the Credit Facility based on net income plus certain sales, administrative and payroll expenses; maintaining a maximum ratio of total debt to equity beginning in the first quarter of 2000 and continuing throughout the term of the Credit Facility; maintaining a maximum ratio of total senior debt to annualized operating cash flow and a ratio of total debt to annualized operating cash flow beginning in the first quarter of 2000 and continuing throughout the term of the Credit Facility; maintaining a maximum ratio of total debt to adjusted annualized operating cash beginning in the first quarter of 1999 and continuing until the last quarter of 2000; and maintaining a maximum percentage of general and administrative expenses to revenues beginning in the first quarter of 1998 and continuing for the duration of the Credit Facility. The Credit Facility also contains a number of significant covenants that, among other things, limit the ability of the Company and its subsidiaries to incur additional indebtedness and guaranty obligations, create liens and other encumbrances, make certain payments, investments, loans and advances, pay dividends or make other distributions in respect of its equity interests, sell or otherwise dispose of assets, make capital expenditures, merge or consolidate with another entity, make amendments to its organizational documents or transact with affiliates. The Company is in compliance with those covenants with which it is required to comply as of the date hereof. In addition, the Credit Facility provides that the Company will be required to make mandatory prepayments of the Credit Facility from, subject to certain exceptions, the net proceeds of certain sales or other dispositions by the Company or any of its subsidiaries of material assets and with 50% of any excess operating cash flow with respect to any fiscal year after the fiscal year ending December 31, 1998.

     Borrowings by the Company under the Credit Facility are unconditionally guaranteed by each of the Company's direct and indirect subsidiaries, and such borrowings are secured by (i) an equal and ratable pledge of all of the equity interests in the Company's subsidiaries, (ii) a first priority security interest in all of their assets, and (iii) a collateral pledge of the Company's NRTC Member Agreements.

     The Credit Facility provides that the Company may elect that all or a portion of the borrowings under the Credit Facility bear interest at a rate per annum equal to either (i) the CIBC Alternate Base Rate plus the Applicable Margin or (ii) the Eurodollar Rate plus the Applicable Margin. When applying the CIBC Alternate Base Rate with respect to borrowings pursuant to the revolving credit facility, the Applicable Margin will be (w) 2.25% per annum (when the ratio of total indebtedness of the Company to annualized operating cash flow (the "Leverage Ratio")) is greater than or equal to 6.75 to 1.00),
(x) 2.00% (when the Leverage Ratio is less than 6.75 to 1.00 but greater than or equal to 6.25 to 1.00), (y) 1.50% (when the Leverage Ratio is less than 6.25 to

                       DIGITAL TELEVISION SERVICES, INC.
                               AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


5. LONG-TERM DEBT  -- (Continued)

1.00 but greater than or equal to 5.75 to 1.00) or (z) 1.25% (when the Leverage Ratio is less than 5.75 to 1.00). When applying the Eurodollar Rate with respect to borrowings pursuant to the revolving credit facility, Applicable Margin will be (w) 3.50% per annum (when the Leverage Ratio is greater than or equal to 6.75 to 1.00), (x) 3.25% (when the Leverage Ratio is less than 6.75 to
1.00 but greater than or equal to 6.25 to 1.00), (y) 2.75% (when the Leverage Ratio is less than 6.25 to 1.00 but greater than or equal to 5.75 to 1.00) or
(z) 2.50% (when the Leverage Ratio is less than 5.75 to 1.00). The Applicable Margin for borrowings pursuant to the term loan facility will be the Applicable Margin for borrowings pursuant to the revolving credit facility, plus 0.25%. As used herein, "CIBC Alternate Base Rate" means the higher of (i) CIBC's prime rate and (ii) the federal funds effective rate from time to time plus 1/2% per annum. As used herein, "Eurodollar Rate" means the rate at which eurodollar deposits for one, two, three and six months (as selected by the Company) are offered to CIBC in the interbank eurodollar market. The Credit Facility will also provide that at any time when the Company is in default in the payment of any amount due thereunder, the principal of all loans made under the Credit Facility will bear interest at 2% per annum above the rate otherwise applicable thereto and overdue interest and fees will bear interest at a rate of 2% per annum over the CIBC Alternative Base Rate.

     At December 31, 1996 and 1997, borrowings under the Credit Facility accrued interest at the rate of 9% and 9.66%, respectively.

     The Company has and will pay a commitment fee on the unused amounts under the Credit Facility calculated at 0.5% per annum, payable quarterly in arrears. The Company also paid the arrangers of the Credit Facility a customary structuring and syndication fee and paid certain agency fees to the agents.

     Pursuant to a recent amendment to the NRTC Member Agreements, the Company and all other NRTC Members whose monthly obligations to the NRTC have exceeded $500,000 in the past six months are required to keep and maintain in full force and effect a standby letter of credit in favor of the NRTC to secure their respective payment obligations to the NRTC under the NRTC Member Agreements. The amount of the letter of credit issued at the request of the Company pursuant to the Credit Facility, is equal to three times the Company's single largest monthly invoice from the NRTC, exclusive of amounts payable for DSS(R) equipment purchased by the Company from the NRTC, or $6.3 million, and must be increased as the Company makes additional acquisitions of Rural DirecTv Markets and when the Company's obligations to the NRTC exceed the amount of the original letter of credit by 167%.


Seller Notes and Commitments


     In connection with the acquisition of the Company's California rural DirecTv market, one of the Operating Subsidiaries, Digital Television Services of California, LLC ("DTS California"), entered into a promissory note dated April 1, 1996, as modified as of December 31, 1996 (as so modified, the "DTS California Note"), in favor of Pacific Coast DBS, Inc. ("Pacific"). Pursuant to the DTS California Note, DTS California is obligated to pay to Pacific the sum of (i) $480,000, payable in 24 equal monthly installments commencing May 1, 1996, and (ii) an amount payable on October 1, 1998 equal to the greater of $4.0 million or the Contingent Payment Amount. The Contingent Payment Amount is determined by multiplying the number of subscribers to DIRECTV Services in DTS California's rural DirecTv market as of October 1, 1998 by certain dollar amounts. As of December 31, 1996 and December 31, 1997, the Contingent Payment Amount is recorded as $4,223,250 and $6,250,800, which is based on subscriber levels at December 31, 1996 and December 31, 1997, respectively. The DTS California Note is classified as current maturities in the accompanying consolidated balance sheet at December 31, 1997. The obligations of DTS California pursuant to the DTS California Note are secured by a $7,000,000 irrevocable letter of credit (the "DTS California Letter of Credit") issued in favor of Pacific pursuant to the Credit Facility, as subsequently defined. The stated amount of the DTS California Letter of Credit will increase so that it will at all times be at least equal to 110% of the Contingent Payment Amount. The DTS California Note contains

                       DIGITAL TELEVISION SERVICES, INC.
                               AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


5. LONG-TERM DEBT  -- (Continued)

certain covenants which, among other things, prohibit the payment of dividends or other distributions by DTS California and payments by DTS California to Columbia. A failure to make any payment due under the DTS California Note will allow Pacific to draw under the DTS California Letter of Credit.

     In connection with the acquisition of one of the Company's rural DirecTv markets in South Carolina (the "South Carolina Rural DirecTv Markets"), one of the Operating Subsidiaries, Digital Television Services of South Carolina I, LLC ("DTS South Carolina I"), entered into a promissory note dated November 26, 1996 (the "South Carolina I Note") payable to Pee Dee Electricom, Inc. ("Pee Dee") in the amount of $7,955,000, of which $3,265,000 was paid in January 1997. The balance was paid on January 2, 1998 and is classified as current maturities in the accompanying consolidated balance sheet at December 31, 1997. The note bears interest at a rate of 4% per annum, payable quarterly. The obligations of DTS South Carolina I with respect to the South Carolina I Note are secured by an irrevocable letter of credit (the "South Carolina I Letter of Credit") issued in favor of Pee Dee pursuant to the Credit Facility. The South Carolina I Note does not contain any covenants; however, a failure to make any payment due under the South Carolina I Note will allow Pee Dee to draw under the South Carolina I Letter of Credit.

     In connection with the acquisition of the Company's other South Carolina rural DirecTv market, one of the Operating Subsidiaries, Digital Television Services of South Carolina II, LLC, entered into a promissory note dated November 26, 1996 (the "South Carolina II Note") payable to Santee Satellite Systems, Inc. ("Santee") in the amount of $2,200,000, of which $1,100,000 was due on November 26, 1997, with the balance due on November 26, 1998. The entire balance was paid in January 1997 and thus is classified as current maturities in the accompanying consolidated balance sheet at December 31, 1996. The note bears interest at 6% per annum, payable quarterly. The note is secured by an irrevocable letter of credit issued pursuant to the Credit Facility (the "South Carolina II Letter of Credit") issued in favor of Santee. The South Carolina II Note does not contain any covenants; however, a failure to make any payment due under the South Carolina II Note will allow Santee to draw under the South Carolina II Letter of Credit.


     In connection with the acquisition of one of the Company's New Mexico rural DirecTv markets, the Company entered into a promissory note dated March 1, 1996, as modified as of November 27, 1996 (as so modified, the "New Mexico Note"), in favor of Edward Botefuhr and Janet Blakeley Botefuhr in the amount of $415,000, payable in equal installments on April 1, 1998 and April 1, 1999. The note bears interest at 15% per annum, payable monthly. The note is secured by an irrevocable letter of credit issued pursuant to the Credit Facility (the "New Mexico Letter of Credit") issued in favor of the Botefuhrs. The New Mexico Note does not contain any covenants; however, a failure to make any payment due under the New Mexico Note will allow the Botefuhrs to draw under the New Mexico Letter of Credit. The entire balance was paid in January 1997 and thus is classified as current maturities in the accompanying consolidated balance sheet at December 31, 1996.


     In connection with the acquisition of the Company's Rural DirecTv Markets in Georgia (the "Georgia Rural DirecTv Markets"), one of the Subsidiaries, Digital Television Services of Georgia, LLC ("DTS Georgia"), issued three promissory notes, each of which represents a portion of the purchase price for one of the Georgia Rural DirecTv Markets. DTS Georgia issued (i) a promissory note dated May 9, 1997 (the "Planters Notes") payable to Planters Electric Membership Corporation ("Planters") in the amount of approximately $850,000,
(ii) a promissory note dated May 9, 1997 (the "Mitchell Note") payable to Mitchell Electric Membership Corporation ("Mitchell") in the amount of approximately $9.4 million and (iii) a promissory note dated May 9, 1997 (the "Washington Note") payable to Washington Electric Membership Corporation ("Washington") in the amount of approximately $5.2 million. The principal amount of the Planters Note was paid on January 2, 1998 and bears interest at a rate of 3% per annum; provided that if DTS Georgia acquires a certain Rural DirecTv Market, the interest rate will increase as of the date of such acquisition to 3 1/2% per annum. The principal amount of each of the Mitchell Note and the Washington Note is payable in annual installments beginning January 2, 1998

                       DIGITAL TELEVISION SERVICES, INC.
                               AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


5. LONG-TERM DEBT  -- (Continued)

through January 2, 2001. The Mitchell Note and the Washington Note bear interest at a rate of 3% per annum until May 9, 2000 and at a rate of 3 1/2% per annum thereafter; provided that if DTS Georgia acquires a certain Rural DirectTv Market, the interest rate will increase as of the date of such acquisition to 3 1/2% per annum, until May 9, 2000, and to 4% thereafter. The obligations of DTS Georgia with respect to the Georgia Notes are secured by three irrevocable letters of credit issued pursuant to the Credit Facility (the "Georgia Letters of Credit"), each of which has been issued for the benefit of one of Planters, Mitchell and Washington. The Georgia Notes do not contain any affirmative or negative covenants regarding the Company, DTS Georgia or the operation of the Georgia Rural DirecTv Markets; however, a failure to make any payment due under a Georgia Note will allow the payee of such Georgia Note to draw under the applicable Georgia Letter of Credit.


Installment Notes

     The installment notes represent notes payable to certain financial institutions for certain property and equipment. The notes are payable in equal monthly installments through May 2000 and bear interest at rates ranging from 8.5% to 10.3% at December 31, 1996 and 1997.


Unamortized Discount

     The Company has discounted the Notes, the DTS California Note, the South Carolina I Note, the South Carolina II Note and the seller notes issued in conjunction with the acquisitions of certain Rural DirecTv markets in Georgia to reflect the fair market value based on average interest rates available to the Company. The estimated fair value interest rate used to record the discount was 12.75% for the Notes and 9% for the seller notes. The unamortized discount is being amortized over the life of the notes using the effective interest method. Amortization expense, included in interest expense in the accompanying consolidated statements of operations, is $268,544 and $1,275,761 for the period from inception (January 30, 1996) through December 31, 1996 and for the year ended December 31, 1997, respectively.

     Future maturities of long-term debt are as follows at December 31, 1997:


  1998 ..............    $16,315,333
  1999 ..............      4,945,001
  2000 ..............      4,990,854
  2001 ..............      3,385,452
  2002 ..............     12,700,000
                         -----------
                         $42,336,640
                         ===========

6. COMMITMENTS AND CONTINGENCIES

Leases

     The Company leases office and retail space and certain equipment under noncancelable operating leases which expire in various years through 2002. Future minimum lease payments for noncancelable operating leases in effect at December 31, 1997 are as follows:


       1998 .....................................   $  641,000
       1999 .....................................      529,000
       2000 .....................................      369,000
       2001 .....................................      318,000
       2002 .....................................      186,000
                                                    ----------
    Total future minimum lease payments .........   $2,043,000
                                                    ==========

                       DIGITAL TELEVISION SERVICES, INC.
                               AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


6. COMMITMENTS AND CONTINGENCIES  -- (Continued)

     Rental expense charged to operations totaled approximately $83,000 and $672,632 during the period from inception (January 30, 1996) through December 31, 1996 and during the year ended December 31, 1997, respectively, and is included in general and administrative expense in the accompanying consolidated statements of operations.


Minimum Subscribers


     As part of the NRTC Member Agreements, the Company is required to pay certain programming fees based on a minimum number of subscribers in each of its rural DirecTv markets (such minimum number of subscribers being equal to up to 5% of the households in each such rural DirecTv market) and the requirements of certain programming agreements between DirecTv and providers of programming, beginning in the fourth year of operation of the NRTC Member Agreement, with respect to such rural DirecTv market. Each of the Operating Subsidiaries had achieved the minimum subscriber requirement at December 31, 1997.


7. MEMBERS'/STOCKHOLDERS' EQUITY


     Prior to October 10, 1997, DTS was a limited liability company (the "LLC") organized under the laws of the State of Delaware. The LLC had four classes of equity interests, denominated as "Class A Units," "Class B Units," "Class C Units," and "Class D Units," with the classes having different voting and distribution rights per the LLC Agreement. During 1996, the Company sold 1,844,098 Class B Units to Columbia DBS, Inc. and Columbia DBS Investors, L.P., which are affiliates of Columbia, and certain senior executives of the Company, raising $18.4 million of initial equity capital. On January 2, 1997, the Company sold an additional 205,902 Class B Units to this same group for approximately $2.1 million. On February 10, 1997, the Company sold 1,333,333 Class A Units to the Equity Investors, raising an additional $30 million of equity capital.


     Class C Units were issued to certain senior executives of the Company, subject to certain vesting requirements related to employment. Each Class C Unit represented a restricted interest in the Company received in exchange for the performance of services. The Company issued a total of 87,049 Class C Units, of which 34,876 and 68,302 were vested at December 31, 1996 and October 10, 1997, respectively.


     In March 1997, DTS Management adopted an Employee Unit Plan (the "Employee Unit Plan") pursuant to which up to 180,000 Class D Units could be issued to employees or independent contractors of DTS Management or the Subsidiaries at prices equal to the market value thereof as of the date of issuance and pursuant to such terms and conditions (including vesting) as determined by the Company. As of October 10, 1997, 124,000 Class D Units were issued pursuant to the Employee Unit Plan.


     On October 10, 1997, the Company converted to corporate form in a transaction (the "Corporate Conversion") contemplated on the LLC Agreement pursuant to which the LLC merged with and into WEP Intermediate Corp., a Delaware corporation ("WEP"). As a result of the Corporate Conversion, (i) the member interests in the LLC held by WEP were canceled, (ii) all of the outstanding capital stock of WEP was converted into Series A Preferred Stock of the Company, (iii) the member interests in the LLC evidenced by the Class A Units (other than those held by WEP) were converted into Series A Preferred Stock of the Company, (iv) the member interests in the LLC evidenced by the Class B Units were converted into Common Stock of the Company, (v) the member interests in the LLC evidenced by the Class C Units together with such Class C Unit holders' promissory notes in the principal amount of $10.00 per share were exchanged for shares of Common Stock of the Company, (vi) the member interests in the LLC evidenced by the Class D Units were converted into warrants to purchase Common Stock of the Company, (vii) the surviving entity changed its name to "Digital Television Services, Inc." and (viii) Digital Television Services, Inc. assumed by operation of law and supplemental indenture all of the obligations of the LLC under the terms of the Notes.

                       DIGITAL TELEVISION SERVICES, INC.
                               AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


7. MEMBERS'/STOCKHOLDERS' EQUITY  -- (Continued)

     Subsequent to the Corporate Conversion, substantially all of the outstanding shares of the Company are owned by the holders of the equity interests in the LLC. Therefore, the Corporate Conversion has been treated for accounting purposes as the acquisition of WEP by the LLC. The LLC's assets and liabilities have been recorded at historical cost and WEP's assets and liabilities have been recorded at fair value. However, given that WEP's only asset consisted of its investment in the LLC, no goodwill has been recognized. Effective with the Corporate Conversion, the historical financial statements of the LLC have become the historical financial statements of WEP and include the businesses of both companies.

     As a result of the Corporate Conversion, the stockholders' equity of the Company is as follows:

     Common Stock. The Company is authorized to issue up to 10,000,000 shares of Common Stock, par value $.01 per share. As of December 31, 1997, there were issued and outstanding 2,137,049 shares of Common Stock, held of record by five stockholders.

     Preferred Stock. The authorized capital stock of the Company includes 10,000,000 shares of preferred stock, par value $.01 per share. A total of 5,000,000 of such shares have been designated "Series A Payment-in-Kind Convertible Preferred Stock" (the "Series A Preferred Stock"). As of December 31, 1997, there were issued and outstanding 1,404,056 shares of Series A Preferred Stock, held of record by six stockholders.

     The Board is authorized by the Amended and Restated Certificate of Incorporation to issue one or more additional series of preferred stock from time to time, without further stockholder action, in one or more series and, with respect to such series, to fix the designation and number of shares to be issued, the voting rights of the shares, the dividend rights, if any, the redemption rights, if any, sinking fund requirements, if any, rights upon the liquidation, dissolution or winding up of the Company or upon the distribution of the assets of the Company, the terms of the conversion or exchange into any other class or series of shares, if provided for, and other powers, preferences, rights, qualifications, limitations or restrictions thereof. Under the Stockholders Agreement dated as of October 10, 1997 among the Company, the holders of the Common Stock and the holders of the Series A Preferred Stock (the "Stockholders Agreement"), stockholder approval may be required in order to take certain of these actions.

     Each holder of shares of the Series A Preferred Stock will have the right, exercisable at any time and from time to time, to convert all or any such shares of Series A Preferred Stock into shares of Common Stock, initially on a share-for-share basis. The conversion ratio of the Series A Preferred Stock is subject to adjustment in the event of (i) any subdivision or combination of the Common Stock, (ii) any payment by the Company of a stock dividend to the holders of the Common Stock, (iii) the issuance of rights to acquire equity to holders of the Common Stock without issuing similar rights to the holders of the Series A Preferred Stock, or (iv) the issuance of equity or rights to acquire equity at a price per share less than $22.50 (as adjusted). In addition, if the Company consolidates or merges with, or transfers all or substantially all of its assets to, another corporation, and such transaction requires the approval of the stockholders of the Company, then a holder of the Series A Preferred Stock may convert some or all of such shares into shares of Common Stock simultaneously with the record date for, or the effective date of, such transaction so as to receive the rights, warrants, securities or assets that a holder of shares of the Common Stock on that date may receive.

     If the Company consummates an underwritten public offering of equity securities resulting in gross proceeds to the Company of at least $25 million and at a price per share equal to (i) at least $33.75, if such public offering is consummated on or before July 31, 1998, (ii) at least $39.37, if such public offering is consummated after July 31, 1998 but on or before July 31, 1999, and
(iii) at least $45.00, if such public offering is consummated at any time after July 31, 1999 (a public offering meeting such requirements is referred to herein as a "Qualified IPO"), then the Series A Preferred Stock shall be converted automatically upon such consummation into shares of Common Stock at an initial conversion rate of one-for-one, subject to adjustment as described above.

                       DIGITAL TELEVISION SERVICES, INC.
                               AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


7. MEMBERS'/STOCKHOLDERS' EQUITY  -- (Continued)

     In the event of any voluntary or involuntary dissolution, winding up or liquidation of the Company, after payment or provision for payment of all of the Company's debts and other liabilities, the holders of the Series A Preferred Stock will be entitled to receive, out of the remaining net assets of the Company and in preference to the holders of the Common Stock and any other capital stock ranking junior to the Series A Preferred Stock, the amount of $22.50 (the "Liquidation Preference") for each share of the Series A Preferred Stock, plus any accrued and unpaid dividends up to the date for such distribution, whether or not declared. If, upon any liquidation of the Company, the assets distributable among the holders of the Series A Preferred Stock are insufficient to permit the payment in full to the holders of the Series A Preferred Stock and all other classes of preferred stock ranking (as to any such distribution) senior to or on a parity with the Series A Preferred Stock, of all preferential amounts payable to all such holders, then the entire assets of the Company thus distributable will be distributed ratably among the holders of the Series A Preferred Stock and all classes and series of capital stock ranking (as to any such distribution) senior to or on a parity with the Series A Preferred Stock in order of relative priority and, as to classes and series ranking on a parity with one another, in proportion to the full preferential amount that would be payable per share if such assets were sufficient to permit payment in full. If, after payment of the Liquidation Preference to the holders of the Series A Preferred Stock and the payment of the liquidation preference with respect to any capital stock ranking (as to any such distribution) senior to or on a parity with the Series A Preferred Stock, assets remain in the Company, all such remaining funds shall be distributed first to the holders of the Common Stock, until such holders have received an amount per share equal to the Liquidation Preference, subject to certain adjustments, and then on an equal per share basis to holders of all capital stock of the Company on a pro rata, as-if-converted to Common Stock basis.

     The holders of the Series A Preferred Stock shall be entitled to receive when, as and if declared by the Board cumulative dividends payable on the shares of the Series A Preferred Stock for each quarterly dividend period, commencing March 15, June 15, September 15 and December 15 of each year and ending on the day next preceding the first day of the next quarterly dividend period, at a rate of 8% per annum, compounded annually, in respect of the Liquidation Preference. All such dividends shall be payable on March 15, June 15, September 15 and December 15 of each year. The Company may, at its option, pay a certain portion of such dividends through the issuance of that number of additional shares of Series A Preferred Stock having an aggregate Liquidation Preference equal to the aggregate dollar amount of dividends to be paid on such dividend payment date.

     Except as provided by law, the holders of the Series A Preferred Stock are entitled to only those voting rights set forth in the Stockholders Agreement.

8. EMPLOYEE BENEFITS

Employment Agreements

     DTS Management has entered into employment agreements, as amended, with certain executive officers of DTS Management (the "Employment Agreements"). The initial term of the Employment Agreements are one year, with automatic extensions of one year unless terminated by DTS Management or the executive. The Employment Agreements provide for base salaries and bonuses at the discretion of the Board of Directors of DTS.

     Pursuant to the Employment Agreements, the Company issued the executives an aggregate of 87,049 Class C Units, which vest based on the Company's reaching defined numbers of subscribers and/or on defined vesting dates. Any units not vested at the earlier of (i) the date on which the Company completes an initial public offering; (ii) the date upon which Columbia and its officers, directors, stockholders and employees cease to own, directly or indirectly, in the aggregate at least 50% of the equity interests of the Company held by them on November 19, 1996; or (iii) March 31, 1998 shall become fully vested and cease to be restricted so long as the executive has remained employed by DTS Management through such date.

                       DIGITAL TELEVISION SERVICES, INC.
                               AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


8. EMPLOYEE BENEFITS  -- (Continued)

     The Employment Agreements also permitted the executives to purchase a certain number of Class B Units at a price of $10 per unit. Pursuant to rights under the Employment Agreements and the Company's LLC Agreement, the executives have purchased an aggregate of 100,500 Class B Units.

     The Employment Agreements provide that the Company has the option to repurchase all of the Class C Units held by an executive which have vested and all of the Class B Units held by an executive if the executive's employment is terminated voluntarily or with cause (as defined) prior to April 1, 1998. At such time, all unvested Class C Units of the executive shall be forfeited. If the executive is terminated for any reason other than cause, the executive's Class C Units will become fully vested and unrestricted.

     Simultaneous with the execution of the Employment Agreements, the subject executive officers also entered into loan agreements with Columbia for an aggregate of $430,000 to fund a portion of the equity purchases by the executives. The loans bear interest at 10% per annum and mature on the earlier of April 1, 2001 or receipt by the executive of proceeds from the sale of the purchased units. The loans are secured by a portion of the executive's purchased Class B Units.

     The Employment Agreements were amended as of October 10, 1997 to provide for certain changes with respect to the severance provisions and the vesting of applicable executive officers' shares of Common Stock received in exchange for their Class C Units and warrants received in exchange for their Class D Units.

Digital Television Services 401(k) Plan

     In January 1997, the Company established the Digital Television Services 401(k) Plan (the "Plan") covering all of its employees. As part of the Plan, the Company provides matching contributions of 20% of the participant's contributions up to a maximum of 5% of the participant's pay. The Plan also provides for additional contributions at the discretion of the Company. The Company incurs the cost of administering this plan.

Employee Stock Plan

     In October 1997, the Company adopted the Digital Television Services, Inc. 1997 Stock Option Plan (the "Employee Stock Plan") pursuant to which up to 100,000 shares of Common Stock (or such larger number of shares as may be approved by the Compensation Committee of the Board of Directors of the Company (the "Board")) may be issued to employees or independent contractors of the Company or the Subsidiaries at prices equal to the market value thereof as of the date of issuance and pursuant to such terms and conditions (including vesting) as the Board shall determine. As of December 31, 1997, stock options have been granted with respect to 43,633 shares of Common Stock. The exercise price at the date of grant of $22.50 per share approximates the market value of the options and, therefore, the plan is generally non-compensatory. The stock options expire from two to ten years after each respective grant date. A portion of the options are exercisable as of the grant date. The remaining options become exercisable beginning one year from the grant date with vesting periods of four years. Upon consummation of the Pegasus transaction (Note 10), generally all options that remain unvested will become fully vested.

     The Company accounts for stock options under Accounting Principles Board ("APB") Opinion No. 25, which requires compensation costs to be recognized only when the option price differs from the market price at the grant date. Statement of Financial Accounting Standards No. 123: Accounting for Stock Based Compensation ("SFAS No. 123") allows a company to follow APB Opinion No. 25 with an additional disclosure that shows what the Company's pro forma net loss would have been using the compensation model under SFAS No. 123. Under SFAS No. 123, the fair values for these options were estimated at the date of grant using an option pricing model with the following assumptions: weighted average risk-free interest rate of 5.65%, no dividend yield, and a life of the options approximating one year to reflect accelerated vesting provisions of the Pegasus transaction (Note 10). The estimated fair value of these options was calculated using a minimum value method and may not be indicative of the future impact, since the model for this method does not take volatility into consideration.

                       DIGITAL TELEVISION SERVICES, INC.
                               AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


8. EMPLOYEE BENEFITS  -- (Continued)

     The pro forma net loss under SFAS No. 123 approach was $3,535,259 for the period from January 30, 1996 (inception) to December 31, 1996 and $30,286,667 for the year ended December 31, 1997.

9. RELIANCE ON DIRECTV AND THE NRTC AND OTHER MATTERS

     The NRTC has contracted with third parties to provide the NRTC members with certain services, including billing services and centralized remittance processing services. The NRTC bills the Company for these services on a monthly basis. These fees are recorded as service fees in the accompanying statement of operations. The NRTC also sells DSS(R) equipment to its members.

     Because the Company is, through the NRTC, a distributor of DIRECTV Services, the Company would be adversely affected by any material adverse changes in the assets, financial condition, programming, technological capabilities or services of DirecTv or its parent corporation, Hughes Communication Galaxy, Inc. ("Hughes"), including DirecTv's failure to retain or renew its Federal Communication Commission ("FCC") licenses to transmit radio frequency signals from the orbital slots occupied by its satellites.

     The NRTC is a cooperative organization whose members are engaged in the distribution of telecommunications and other services in predominantly rural areas of the United States. Pursuant to an agreement between the NRTC and Hughes (the "Hughes Agreement") and the NRTC Member Agreements, participating NRTC members acquired the exclusive rights to provide DIRECTV Services to residential and commercial subscribers in certain rural DirecTv markets. In general, upon default by the NRTC under the Hughes Agreement, the Company would have the right to acquire DIRECTV Services directly from DirecTv. The NRTC has contracted with third parties to provide the NRTC members with certain services, including billing services and centralized remittance processing services. If the NRTC is unable to provide these services for whatever reason, the Company would be required to acquire the services from other sources. There can be no assurance that the cost to the Company to obtain these services elsewhere would not exceed the amounts currently payable to the NRTC.

     The Company would also be adversely affected by the termination of the NRTC Member Agreements by the NRTC prior to the expiration of their respective terms. If the NRTC Member Agreements are terminated by the NRTC, the Company would no longer have the right to provide DIRECTV Services. There can be no assurance that the Company would be able to obtain similar DBS services from other sources.

     Both the Hughes Agreement and the NRTC Member Agreements expire when Hughes removes its current satellites from their assigned orbital locations. Although, according to Hughes, the three DirecTv satellites have estimated orbital lives of approximately 15 years from their respective launches in December 1993 and 1994, there can be no assurance as to the longevity of the satellites and thus no assurance as to how long the Company will be able to continue to acquire DBS services pursuant to the NRTC Member Agreements.

     While the Company believes it will have access to DIRECTV Services following the expiration of the current Hughes Agreement by virtue of the NRTC's right of first refusal in the Hughes Agreement and the Company's existing contractual and membership relationship with the NRTC, there can be no assurance that such services will be available to the Company from Hughes or the NRTC, and, if available, there can be no assurance with regard to the financial and other terms under which the Company could acquire the services.

     The Company's DBS business is a new business with a limited operating history. There are numerous risks associated with satellite transmission technology. There can be no assurance as to the longevity of the satellites or that loss, damage, or changes in the satellites will not occur and have a material adverse effect on DirecTv and the Company's DBS business.

     DirecTv, and therefore the Company, is dependent on third parties to provide high-quality programming that appeals to mass audiences. DirecTv's programming agreements have terms which expire on various dates and have different renewal and cancellation provisions. There can be no assurance that any such agreements will be renewed or will not be canceled prior to expiration of their original terms.

                       DIGITAL TELEVISION SERVICES, INC.
                               AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


9. RELIANCE ON DIRECTV AND THE NRTC AND OTHER MATTERS  -- (Continued)

     DBS operators, such as DirecTv, are free to set prices and serve subscribers according to their business judgment, without rate of return and other regulation. However, DirecTv is subject to the regulatory jurisdiction of the FCC.

10. SUBSEQUENT EVENTS

Acquisition of Contract Rights

     On January 30, 1998, the Company acquired the rights to provide DIRECTV Services in certain counties in Georgia for $9.5 million from Ocmulgee Communications, Inc. The purchase price was financed through borrowings under the Credit Facility.


The Acquisition of the Company

     On January 8, 1998, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") among Pegasus Communications Corporation ("Pegasus"), the Company, Pegasus DTS Merger Sub, Inc., a wholly-owned subsidiary of Pegasus (the "Merger Sub"), certain stockholders of Pegasus and certain stockholders of the Company. Pursuant to the Merger Agreement, the Merger Sub will be merged (the "Pegasus Transaction") with and into the Company, and the Company will become a wholly-owned subsidiary of Pegasus. The Merger Agreement provides for the acquisition of all of the outstanding capital stock of the Company in exchange for approximately 5.5 million shares of Pegasus' Class A Common Stock. Pegasus will not assume, guarantee or otherwise have any liability for the Notes or any other liability of the Company or its subsidiaries. At the closing of the Pegasus Transaction, and thereafter except to the extent permitted under the terms of the Notes, the Company will not assume, guarantee or otherwise have any liability for any indebtedness or other liability of Pegasus or any of its subsidiaries.

     The Pegasus Transaction is expected to be completed in the first half of 1998 and is subject, among other things, to approval of the stockholders of Pegasus and the Company, consents from the NRTC, DirecTv and the Company's lenders, and other conditions customary in transactions of this nature.


     Upon the consummation of the Pegasus Transaction, a change of control will occur and the Company will be required to make an offer to purchase the Notes at 101% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of the purchase. The Company has entered into a commitment letter with CIBC Oppenheimer Corp. ("CIBC") under which CIBC has agreed to purchase the Notes tendered in response to the offer to purchase the Notes. CIBC's commitment is subject to the execution of definitive documentation and customary closing conditions. There can be no assurance that such alternative arrangements will be available or, if available, will be on terms satisfactory to the Company. In addition, the consummation of the Pegasus Transaction may also constitute an event of default under the Credit Facility due to a change in control of the Company, permitting the lenders thereunder to accelerate the repayment of indebtedness thereunder, in which case the subordination provisions of the Notes would require the payment in full of the outstanding amounts under the Credit Facility and any other senior indebtedness before the Company could distribute cash to purchase the Notes. A condition to the closing of the Pegasus Transaction is that the Credit Facility be amended to permit such closing.

     The Company has been informed by the management of Pegasus that, upon consummation of the Pegasus Transaction, Pegasus would use the purchase method of accounting to record the acquisition of the Company and would "push down" the effects of the purchase price which would increase the Company's intangible assets by approximately $123.8 million. Accordingly, the Company's amortization expense would be increased with respect to periods subsequent to the consummation of the Pegasus Transaction.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of
WEP Intermediate Corp.:

     We have audited the accompanying balance sheet of WEP INTERMEDIATE CORP. (a Delaware corporation) as of September 30, 1997 and the statement of cash flows for the period from inception (January 28, 1997) to September 30, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WEP Intermediate Corp. as of September 30, 1997 and its cash flows for the period from inception (January 28, 1997) to September 30, 1997 in conformity with generally accepted accounting principles.



                                                    ARTHUR ANDERSEN LLP

Atlanta, Georgia
October 10, 1997

                            WEP INTERMEDIATE CORP.

                                 BALANCE SHEET
                              SEPTEMBER 30, 1997


                          ASSETS
INVESTMENT IN DIGITAL TELEVISION SERVICES, LLC .........   $13,000,000
                                                           ===========


                                   STOCKHOLDER'S EQUITY
STOCKHOLDER'S EQUITY:
 Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding ..   $13,000,000
                                                                                          ===========


        The accompanying notes are an integral part of these statements.

                            WEP INTERMEDIATE CORP.

                            STATEMENT OF CASH FLOWS
               FOR THE PERIOD FROM INCEPTION (JANUARY 28, 1997)
                          THROUGH SEPTEMBER 30, 1997



CASH FLOWS FROM INVESTING ACTIVITIES:
 Investment in Digital Television Services, LLC .........     $  (13,000,000)
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from sale of stock ............................         13,000,000
                                                              --------------
NET CHANGES IN CASH .....................................                  0
CASH AT BEGINNING OF PERIOD .............................                  0
                                                              --------------
CASH AT END OF PERIOD ...................................     $            0
                                                              ==============

        The accompanying notes are an integral part of these statement.

                             WEP INTERMEDIATE CORP.

                         NOTES TO FINANCIAL STATEMENTS

                              SEPTEMBER 30, 1997

1. Organization and Nature of Business
     WEP Intermediate Corp. (the "Corporation") is a Delaware corporation formed on January 28, 1997 under the General Corporation Law of Delaware. The purpose of the Corporation is to hold the investment in Digital Television Services, LLC ("DTS"), a limited liability company organized under the Delaware Limited Liability Act and formerly known as DBS Holdings, L.P. DTS was formed to acquire and operate the exclusive rights to distribute direct broadcast satellite services offered by DirecTv, Inc. in certain rural markets and was formed on January 30, 1996.
     On February 10, 1997, the Corporation issued 10 shares of the Corporation's common stock to Whitney Equity Partners, L.P., a Delaware limited partnership, for $13,000,000. Whitney Equity Partners, L.P. is the sole stockholder of the Corporation as of September 30, 1997.
     Also on February 10, 1997, the Corporation purchased 577,778 Class A Membership Units of DTS for $13,000,000 or $22.50 per unit. These units represent approximately 16% of the outstanding units of DTS at September 30, 1997. The Class A Units of DTS are entitled to special voting rights, as defined in the DTS Limited Liability Company Agreement, certain preemptive rights, a cumulative compounded annual rate of return equal to 8% applied to their Class A Capital, and protection against dilution. The Class A Units rank senior to the Class B, C, and D Units of DTS with respect to interim and liquidating distributions.
     The Corporation had no employees and no substantive operations for the period from inception (January 28, 1997) through September 30, 1997. Therefore, there is no income statement included in the accompanying financial statements.


2. Summary of Significant Accounting Policies


Investments

     The Corporation records its investment in DTS at cost. For an investment of less than 20 percent, an investor is presumed not to have the ability to exercise significant influence and therefore the cost method would be used. Under this view, an investor is not entitled to recognize earnings on its investment until a right to claim the earnings arises, and that claim arises only to the extent dividends are declared. For the period from inception (January 28, 1997) through September 30, 1997, DTS has not declared any dividends. An investor is considered to have no earnings on its investment unless it is in a position to control the distribution of earnings. Likewise, an investment or an investor's operations are not affected by losses of an investee unless those losses indicate a loss in value of the investment is other than temporary and accordingly should be recognized. See discussion of longlived assets below.

     As required by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," investments in equity securities are classified into one of three categories as follows: held to maturity securities (debt and equity securities that the Corporation has the positive intent and ability to hold to maturity that are reported at amortized cost), trading securities (debt and equity securities that are bought and held principally for the purpose of selling them in the near term that are reported at fair value, with unrealized gains and losses included in earnings), or available-for-sale securities (debt and equity securities not classified in either category as described above and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of retained earnings). The Corporation has no trading or available-for-sale investment securities as of September 30, 1997.


Long-Lived Assets

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets and certain identifiable intangibles to held and used by an entity be reviewed whenever events or changes in circumstances indicate that the carrying amount of an assets may not be recoverable. When events or changes in circumstances occur related to long-lived assets, management estimates the future cash flows expected to result from the use of the asset and

                            WEP INTERMEDIATE CORP.

                              SEPTEMBER 30, 1997

2. Summary of Significant Accounting Policies  -- (Continued)

its eventual disposition. Having found no instances whereby the sum of expected future cash flows (undiscounted and without interest charges) was less than the carrying amount of the asset and thus requiring the recognition of an impairment loss, management believes that the long-lived asset in the accompanying balance sheet is appropriately valued.


Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and any reported amounts of revenues and expenses. Actual results could differ from those estimates.

3. Subsequent Event
     On October 10, 1997, the Corporation merged with DTS to form Digital Television Services, Inc. The 577,778 Class A Units of DTS held by the Corporation were canceled and the ten shares of the Corporation's common stock issued and outstanding were converted into 608,424 shares of Preferred Stock of Digital Television Services, Inc. The total investment by Whitney Equity Partners, L.P. remained at $13,000,000 and the price per share changed to $21.37.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Partners of Direct Programming
Services Limited Partnership:


     We have audited the accompanying balance sheets of DIRECT PROGRAMMING SERVICES LIMITED PARTNERSHIP (a Kentucky limited partnership) as of December 31, 1995 and 1996 and the related statements of operations, changes in partners' capital, and cash flows for the years ended December 31, 1994, 1995 and 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Direct Programming Services Limited Partnership as of December 31, 1995 and 1996 and the results of its operations and its cash flows for the years ended December 31, 1994, 1995 and 1996 in conformity with generally accepted accounting principles.

                                        ARTHUR ANDERSEN LLP
Atlanta, Georgia
February 21, 1997

                DIRECT PROGRAMMING SERVICES LIMITED PARTNERSHIP

                                BALANCE SHEETS
                          DECEMBER 31, 1995 AND 1996



                                                                           1995             1996
                                                                      --------------   --------------
                                 ASSETS
CURRENT ASSETS:
 Cash and cash equivalents ........................................     $  242,260       $  176,280
 Trade accounts receivable, net of allowances for doubtful accounts of $50,000 and $123,574 at December 31, 1995 and 1996, respec-
   tively .........................................................        483,559        1,166,657
 Inventory ........................................................         33,715           89,007
 Other, net (Note 2) ..............................................          5,506          487,604
                                                                        ----------       ----------
    Total current assets ..........................................        765,040        1,919,548
                                                                        ----------       ----------
PROPERTY AND EQUIPMENT, at cost:
Leasehold improvements ............................................             --           68,474
Furniture and equipment ...........................................        138,959          197,070
                                                                        ----------       ----------
                                                                           138,959          265,544
Less accumulated depreciation .....................................        (34,385)         (59,939)
                                                                        ----------       ----------
                                                                           104,574          205,605
                                                                        ----------       ----------
CONTRACT RIGHTS AND OTHER ASSETS (Note 2) .........................      4,586,544        4,168,753
                                                                        ----------       ----------
                                                                        $5,456,158       $6,293,906
                                                                        ==========       ==========
                     LIABILITIES AND PARTNERS' CAPITAL
CURRENT LIABILITIES: ..............................................
 Accounts payable .................................................     $  582,133       $  676,132
 Accrued liabilities ..............................................        228,099          625,049
 Unearned revenue .................................................        337,742        1,219,798
 Current maturities of long-term debt and obligations under capital
   leases .........................................................         95,393           19,498
                                                                        ----------       ----------
    Total current liabilities .....................................      1,243,367        2,540,477
                                                                        ----------       ----------
OTHER LIABILITIES .................................................         51,850          191,207
                                                                        ----------       ----------
LONG-TERM DEBT and obligations under capital leases, less current
 maturities .......................................................         19,498               --
                                                                        ----------       ----------
COMMITMENTS AND CONTINGENCIES (Notes 2, 3, and 5)
 PARTNERS' CAPITAL:
General Partner ...................................................        690,620          519,071
Limited Partners ..................................................      3,450,823        3,043,151
                                                                        ----------       ----------
Total partners' capital ...........................................      4,141,443        3,562,222
                                                                        ----------       ----------
                                                                        $5,456,158       $6,293,906
                                                                        ==========       ==========

      The accompanying notes are an integral part of these balance sheets.

                DIRECT PROGRAMMING SERVICES LIMITED PARTNERSHIP

                           STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996




                                                      1994             1995             1996
                                                ---------------   --------------   --------------
REVENUE:
 Programming revenue ........................    $    342,843      $ 3,645,040      $ 7,216,027
 Equipment and installation revenue .........          79,821          764,338           56,536
                                                 ------------      -----------      -----------
    Total revenue ...........................         422,664        4,409,378        7,272,563
                                                 ------------      -----------      -----------
COST OF REVENUE:
 Programming expense ........................         187,725        1,528,547        3,454,540
 Cost of equipment and installation .........         111,064          714,753           20,891
 Service fees ...............................          43,637          363,499          769,426
                                                 ------------      -----------      -----------
    Total cost of revenue ...................         342,426        2,606,799        4,244,857
                                                 ------------      -----------      -----------
GROSS PROFIT ................................          80,238        1,802,579        3,027,706
                                                 ------------      -----------      -----------
OPERATING EXPENSES:
 Sales and marketing ........................          24,183          663,578          622,129
 General and administrative .................         633,566        1,437,885        1,973,947
 Depreciation and amortization ..............         426,847          583,034          591,738
                                                 ------------      -----------      -----------
    Total operating expenses ................       1,084,596        2,684,497        3,187,814
                                                 ------------      -----------      -----------
OPERATING LOSS ..............................      (1,004,358)        (881,918)        (160,108)
                                                 ------------      -----------      -----------
OTHER INCOME (EXPENSE):
 Interest expense ...........................          (4,286)         (19,003)          (8,865)
 Other income ...............................          16,888           30,815           39,752
                                                 ------------      -----------      -----------
                                                       12,602           11,812           30,887
                                                 ------------      -----------      -----------
NET LOSS ....................................    $   (991,756)     $  (870,106)     $  (129,221)
                                                 ============      ===========      ===========

       The accompanying notes are an integral part of these statements.

                DIRECT PROGRAMMING SERVICES LIMITED PARTNERSHIP

                  STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
             FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996




                                          General           Limited
                                          Partner           Partners            Total
                                       -------------   -----------------   --------------
BALANCE, December 31, 1993 .........    $1,001,102       $   4,902,203      $ 5,903,305
 Partner contributions .............            --             100,000          100,000
 Net loss ..........................      (165,384)           (826,372)        (991,756)
                                        ----------       -------------      -----------
BALANCE, December 31, 1994 .........       835,718           4,175,831        5,011,549
 Net loss ..........................      (145,098)           (725,008)        (870,106)
                                        ----------       -------------      -----------
BALANCE, December 31, 1995 .........       690,620           3,450,823        4,141,443
 Partnership distribution ..........      (150,000)           (300,000)        (450,000)
 Net loss ..........................       (21,549)           (107,672)        (129,221)
                                        ----------       -------------      -----------
BALANCE, December 31, 1996 .........    $  519,071       $  (3,043,151)     $ 3,562,222
                                        ==========       =============      ===========

        The accompanying notes are an integral part of these statements.

                DIRECT PROGRAMMING SERVICES LIMITED PARTNERSHIP

                           STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996




                                                                    1994              1995              1996
                                                              ---------------   ---------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss .................................................     $  (991,756)      $  (870,106)      $  (129,221)
                                                                -----------       -----------       -----------
 Adjustments to reconcile net loss to net cash (used in)
   provided by operating activities:
   Depreciation and amortization ..........................         426,847           583,034           591,738
   Changes in operating assets and liabilities:
    Trade accounts receivable, net ........................        (130,660)         (161,061)         (683,098)
    Inventory .............................................        (129,395)           95,680           (55,292)
    Other, net ............................................            (794)           (4,712)         (482,098)
    Accounts payable ......................................         252,570           324,628            93,999
    Accrued liabilities ...................................         354,494          (126,395)          396,950
    Unearned revenue ......................................          49,000           288,742           882,056
                                                                -----------       -----------       -----------
      Total adjustments ...................................         822,062           999,916           744,255
                                                                -----------       -----------       -----------
    Net cash (used in) provided by operating
      activities ..........................................        (169,694)          129,810           615,034
                                                                -----------       -----------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of property and equipment, net .................         (40,094)          (58,375)         (135,621)
                                                                -----------       -----------       -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net borrowings (repayments) under line of credit .........              --            70,000           (70,000)
 Proceeds from long-term debt .............................              --            22,000                --
 Repayments on long-term debt and obligations under
   capital leases .........................................          (3,776)          (10,783)          (25,393)
 Partnership contributions ................................         100,000                --                --
 Partnership distributions ................................              --                --          (450,000)
                                                                -----------       -----------       -----------
      Net cash provided by (used in) financing
       activities .........................................          96,224            81,217          (545,393)
                                                                -----------       -----------       -----------
NET (DECREASE) INCREASE IN CASH AND CASH
 EQUIVALENTS ..............................................        (113,564)          152,652           (65,980)
CASH AND CASH EQUIVALENTS at beginning of year                      203,172            89,608           242,260
                                                                -----------       -----------       -----------
CASH AND CASH EQUIVALENTS at end of year ..................     $    89,608       $   242,260       $   176,280
                                                                ===========       ===========       ===========
SUPPLEMENTAL NONCASH FINANCING ACTIVITY:
 NRTC patronage capital declared ..........................     $        --       $    51,850       $   139,357
                                                                ===========       ===========       ===========
 Capital lease obligations incurred .......................     $    30,665       $     6,785       $        --
                                                                ===========       ===========       ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
 Cash paid for interest ...................................     $     4,286       $    19,003       $     8,866
                                                                ===========       ===========       ===========


        The accompanying notes are an integral part of these statements.

                DIRECT PROGRAMMING SERVICES LIMITED PARTNERSHIP


                         NOTES TO FINANCIAL STATEMENTS

                       DECEMBER 31, 1994, 1995 AND 1996


1. Organization and Nature of Business


     Direct Programming Services Limited Partnership (the "Partnership") is a limited partnership organized in Kentucky. The Partnership was formed on January 6, 1993 to acquire and operate rights to distribute direct broadcast satellite ("DBS") services ("DIRECTV Services") offered by DirecTv, Inc. ("DirecTv").

     The term of the Partnership is through December 31, 2042, unless terminated sooner. The Partnership has a General Partner in addition to its Limited Partners. The Limited Partners may not take part in the management of the Partnership and are not liable for any debts, obligations or losses of the Partnership in excess of their capital contributions and their shares of the undistributed profits. The interest of the Limited Partners was divided into 60 units, each of which required a capital contribution of $100,000. Contributed capital of the General Partner was $1,000,000. The ownership interests of the Partnership at December 31, 1996 is as follows: General Partner, 14.71%; Limited Partner, 85.29%.

     The partnership agreement provides that net losses are allocated to the General and Limited Partners in accordance with their respective percentage interests; however, no net losses will be allocated to a Limited Partner in excess of the balance of the Limited Partner's capital account. Such net losses would be allocated to the General Partner. Net income is allocated first to the General Partner until such time as net income specifically allocated to the General Partner equals the net losses allocated to the General Partner, then 20% to the General Partner and 80% to the General and Limited Partners in accordance with their respective percentage interests.


     The Partnership obtained the rights to distribute DIRECTV Services in certain rural markets in Kentucky pursuant to agreements (the "NRTC Member Agreements") with the National Rural Telecommunications Cooperative ("NRTC") in exchange for approximately $5.4 million.


     In October 1996, the Partnership entered into an asset purchase agreement (the "Agreement") with Digital Television Services of Kentucky, LLC ("DTS Kentucky"), a subsidiary of DTS Management, LLC ("DTS"). DTS is a subsidiary of Digital Television Services, LLC. The Agreement provides that DTS Kentucky will purchase the Partnership's NRTC Member Agreement and other assets used in connection with the Partnership's business, as defined in the Agreement, and will assume certain liabilities of the Partnership, as defined in the Agreement. The purchase price is subject to an adjustment for working capital at the date of closing of the Agreement.


2. Summary of Significant Accounting Policies


Use of Estimates


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Revenue Recognition


     The Partnership earns programming revenue by providing DIRECTV Services to its subscribers. Programming revenue includes DIRECTV Services purchased by subscribers in monthly, quarterly, or annual subscriptions; additional premium programming available on an a la carte basis; sports programming available under monthly, annual or seasonal subscriptions; and movies and events programming available on a pay-per-view basis. Programming purchased on a monthly, quarterly, annual or seasonal basis, including premium programming, is billed in advance and recorded as unearned revenue. All programming revenue is recognized when earned.

                DIRECT PROGRAMMING SERVICES LIMITED PARTNERSHIP

                       DECEMBER 31, 1994, 1995 AND 1996

2. Summary of Significant Accounting Policies  -- (Continued)

     Equipment and installation revenue primarily consists of the sale of DSS(R) equipment and accessories and related installation charges. Equipment sales revenue represents the amounts paid by customers to the Partnership and is recognized upon delivery of the equipment. Installation revenue is recognized when the equipment is installed and represent the amounts paid by the customers to the Partnership for such services.


Cost of Revenues

     Cost of revenues includes the cost associated with providing DIRECTV Services to the Partnership's subscribers. These costs include the direct wholesale cost of purchasing related programming from DirecTv (through the NRTC [Note 5]); monthly subscriber maintenance fees charged by DirecTv, such as security fees, ground service fees, system authorization fees, and fees for subscriber billings; costs of equipment and installation; and certain subscriber operating costs. Cost of equipment and installation represents the actual cost of the equipment to the Partnership plus the costs to install the equipment.


Cash and Cash Equivalents

     The Partnership considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The carrying amount approximates fair value due to the relatively short period to maturity of these instruments.


Inventories


     The Partnership maintains inventories consisting of DSS(R) equipment and related accessories. Inventory is valued at the lower of cost or market, generally on a specific identification basis.


Other Current Assets


     Other current assets consist of the following at December 31, 1995 and 1996:



                                               1995         1996
                                             --------   -----------
Deferred promotional costs, net ..........    $   --     $484,957
Other ....................................     5,506        2,647
                                              ------     --------
                                              $5,506     $487,604
                                              ======     ========

     Deferred promotional costs consist of costs related to a subscriber rebate program sponsored by DirecTv. Under the program, new subscribers who agree to prepay for one year of programming service receive a credit which is applied toward the one year's programming subscription. Subscribers under this program may choose to net the credit on their first bill or pay the full amount and receive a refund from the Partnership for the credit. The Partnership defers both the programming revenue and the cost of this credit and amortizes them over the one-year contract period. In addition, as a part of this program, the Partnership receives $1 per month for up to five years from the NRTC for each subscriber whose account remains active. Such amounts are recorded as a reduction in selling expenses in the accompanying statements of operations.


Property and Equipment


     Property and equipment are stated at cost. Major property additions, replacements, and betterments are capitalized, while maintenance and repairs which do not extend the useful lives of these assets are expensed currently. Depreciation for property and equipment is provided using the straight-line method over the estimated

                DIRECT PROGRAMMING SERVICES LIMITED PARTNERSHIP

                       DECEMBER 31, 1994, 1995 AND 1996

2. Summary of Significant Accounting Policies  -- (Continued)

useful lives of the respective assets, ranging from three to seven years. Depreciation expense for the years ended December 31, 1994, 1995 and 1996 was $8,642, $25,428 and $34,590, respectively. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is reflected in earnings.


Contract Rights and Other Assets

     Contract rights and other assets consist of the following at December 31, 1995 and 1996:



                                           1995             1996
                                      -------------   ---------------
Contract rights ...................    $5,434,948      $  5,434,948
Organization costs ................        70,557            70,557
                                       ----------      ------------
                                        5,505,505         5,505,505
Accumulated amortization ..........      (975,811)       (1,532,959)
                                       ----------      ------------
                                        4,529,694         3,972,546
NRTC patronage capital ............        51,850           191,207
Other .............................         5,000             5,000
                                       ----------      ------------
                                       $4,586,544      $  4,168,753
                                       ==========      ============

     Contract Rights: Contract rights represent the cost of acquiring rights to distribute DIRECTV Services. Contract rights are being amortized over ten years, the estimated remaining useful life of the satellites operated by DirecTv which provide service under the related contracts. Amortization expense, included in depreciation and amortization on the accompanying statements of operations, for the years ended December 31, 1994, 1995 and 1996 was $407,621, $543,495 and $543,495, respectively. Accumulated amortization at December 31, 1995 and 1996 was $951,116 and $1,494,611, respectively.

     Organization Costs: Organization costs are costs associated with the formation of the Partnership and are being amortized over five years. Amortization expense, included in depreciation and amortization on the accompanying statements of operations, for the years ended December 31, 1994, 1995 and 1996 was $10,584, $14,111, and $13,653. Accumulated amortization at December 31, 1995 and 1996, was $24,695 and $38,348.

     NRTC Patronage Capital: The Partnership is an affiliate of the NRTC. While affiliates have no vote, they do have an interest in the NRTC in proportion to their prior patronage. NRTC patronage capital represents the non-cash portion of NRTC patronage income. Under its bylaws, the NRTC declares a patronage dividend of its excess of revenues over expenses each year. Of the total patronage dividend, 20% is paid in cash and recognized as income when received and is netted against programming expense in the accompanying statements of operations. The remaining 80% is distributed in the form of non-cash patronage capital, which will be redeemed in cash only at the discretion of the NRTC. The Partnership includes non-cash patronage capital as other assets, with an offsetting deferred patronage income amount included in other liabilities on the accompanying balance sheets. The patronage capital will be recognized as income when cash distributions are declared by the NRTC.


Accrued Liabilities

     Accrued liabilities consist of the following at December 31, 1995 and 1996:



                                      1995          1996
                                  -----------   -----------
Accrued commissions ...........    $148,460      $153,907
Accrued service fees ..........      59,224       108,788
Other .........................      20,415       362,354
                                   --------      --------
                                   $228,099      $625,049
                                   ========      ========

                DIRECT PROGRAMMING SERVICES LIMITED PARTNERSHIP

                       DECEMBER 31, 1994, 1995 AND 1996

2. Summary of Significant Accounting Policies  -- (Continued)

Income Taxes


     The Partnership is not considered a taxable entity for federal and state income tax purposes. All taxable income or loss is allocated to the partners in accordance with the terms of the partnership agreement. Accordingly, no provision for income taxes is included in the accompanying financial statements.


Concentration of Credit Risk


     Concentration of credit risk with respect to accounts receivable is limited due to the large number of subscribers. As a result, at December 31, 1996, management does not believe any significant concentration of credit risk exists.


Long-Lived Assets


     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When events or changes in circumstances occur related to long-lived assets, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. Having found no instances whereby the sum of expected future cash flows (undiscounted and without interest charges) was less than the carrying amount of the asset and thus requiring the recognition of an impairment loss, management believes that the long-lived assets in the accompanying balance sheets are appropriately valued.


3. Commitments and Contingencies


Leases


     The Partnership leases office and warehouse space under cancelable leases and certain equipment under noncancelable operating leases which expire through 1998. Future minimum lease payments for noncancelable operating leases in effect at December 31, 1996 are as follows:


            1997 .........................................    $5,520
            1998 .........................................     2,300
                                                              ------
             Total future minimum lease payments .........    $7,820
                                                              ======


     Rental expense charged to general and administrative expenses in the accompanying statements of operations for the years ended December 31, 1994, 1995 and 1996 totaled $11,218, $46,739 and $68,705, respectively.


Minimum Subscribers


     As part of the NRTC Member Agreements, the Partnership is required to pay certain programming fees based on a minimum number of subscribers (such minimum number of subscribers being equal to up to 5% of the households in the Partnership's Rural DirecTv Market, or up to 16,914 subscribers) and the requirements of certain programming agreements between DirecTv and providers of programming, beginning in the fourth year of operation of the NRTC Member Agreement if the Partnership fails to obtain such minimum number of subscribers prior to such time. The Partnership had achieved the minimum subscriber requirement at December 31, 1996 and is therefore not required to pay such fees.

                DIRECT PROGRAMMING SERVICES LIMITED PARTNERSHIP

                       DECEMBER 31, 1994, 1995 AND 1996

3. Commitments and Contingencies  -- (Continued)

Litigation


     The Partnership is involved in certain litigation arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Partnership's financial position and results of operations.


4. Long-Term Debt

     In September 1994, the Partnership obtained a line of credit from a bank in the amount of $400,000. Borrowings under this line of credit were $70,000 at December 31, 1995. Amounts due under the line of credit were repaid during 1996 and the line of credit is no longer outstanding. The Partnership also had notes payable and obligations under capital leases of $18,029 and $26,873, respectively, outstanding at December 31, 1995. The notes payable were repaid during 1996 and $19,498 remained outstanding under the capital leases. The capital leases accrued interest at 11.07% at December 31, 1996 and were repaid subsequent to year-end. The carrying amount of long-term debt approximates fair value based on borrowing rates available to the Partnership.


5. Reliance on DirecTv and the NRTC and Other Matters


     The NRTC has contracted with third parties to provide the NRTC members with certain services, including billing services and centralized remittance processing services. The NRTC bills the Company for these services on a monthly basis. These fees are recorded as service fees on the accompanying statements of operations. The NRTC also sells DSS(R) equipment to its members.


     Because the Partnership is, through the NRTC, a distributor of DIRECTV Services, the Partnership would be adversely affected by any material adverse changes in the assets, financial condition, programming, technological capabilities or services of DirecTv or its parent corporation, Hughes Communication Galaxy, Inc. ("Hughes"), including DirecTv's failure to retain or renew its Federal Communication Commission (the "FCC") licenses to transmit radio frequency signals from the orbital slots occupied by its satellites.


     The NRTC is a cooperative organization whose members are engaged in the distribution of telecommunications and other services in predominantly rural areas of the United States. Pursuant to an agreement between the NRTC and Hughes (the "Hughes Agreement"), and the NRTC Member Agreements, participating NRTC members acquired the exclusive rights to provide DIRECTV Services to residential and commercial subscribers in certain rural DirecTv markets. In general, upon default by the NRTC under the Hughes Agreement, the Partnership would have the right to acquire DIRECTV Services directly from DirecTv. The NRTC has contracted with third parties to provide the NRTC members with certain services, including billing services and centralized remittance processing services. If the NRTC is unable to provide these services for whatever reason, the Partnership would be required to acquire the services from other sources. There can be no assurance that the cost to the Partnership to obtain these services elsewhere would not exceed the amounts currently payable to the NRTC.


     The Partnership would also be adversely affected by the termination of the NRTC Member Agreements by the NRTC prior to the expiration of their respective terms. If the NRTC Member Agreements are terminated by the NRTC, the Partnership would no longer have the right to provide DIRECTV Services. There can be no assurance that the Partnership would be able to obtain similar DBS services from other sources.


     Both the Hughes Agreement and the NRTC Member Agreements expire when Hughes removes its current satellites from their assigned orbital locations. Although, according to Hughes, the three DirecTv satellites have estimated orbital lives of approximately 15 years from their respective launches in December 1993 and 1994, there can be no assurance as to the longevity of the satellites and thus no assurance as to how long the Partnership will be able to continue to acquire DBS services pursuant to the NRTC Member Agreements.

                DIRECT PROGRAMMING SERVICES LIMITED PARTNERSHIP

                       DECEMBER 31, 1994, 1995 AND 1996

5. Reliance on DirecTv and the NRTC and Other Matters  -- (Continued)

     While the Partnership believes that it will have access to DIRECTV Services following the expiration of the current Hughes Agreement by virtue of the NRTC's right of first refusal in the Hughes Agreement and the Partnership's existing contractual and membership relationship with the NRTC, there can be no assurance that such services will be available to the Partnership from Hughes or the NRTC; and, if available, there can be no assurance with regard to the financial and other terms under which the Partnership could acquire the services.

     The Partnership's DBS business is a new business with a limited operating history. There are numerous risks associated with satellite transmission technology. There can be no assurance as to the longevity of the satellites or that loss, damage, or changes in the satellites will not occur and have a material adverse effect on DirecTv and the Partnership's DBS business.

     DirecTv, and therefore the Partnership, is dependent on third parties to provide high quality programming that appeals to mass audiences. DirecTv's programming agreements have terms which expire on various dates and different renewal and cancellation provisions. There can be no assurance that any such agreements will be renewed or will not be canceled prior to expiration of their original terms.

     DBS operators, such as DirecTv, are free to set prices and serve subscribers according to their business judgment, without rate of return and other regulation. However, DirecTv is subject to the regulatory jurisdiction of the FCC.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Members of Kansas DBS, L.L.C.:

     We have audited the accompanying balance sheets of KANSAS DBS, L.L.C. (a Kansas limited liability company) as of December 31, 1995 and 1996 and the related statements of operations and changes in accumulated deficit, and cash flows for the years ended December 31, 1995, and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kansas DBS, L.L.C. as of December 31, 1995 and 1996 and the results of its operations and its cash flows for the years ended December 31, 1995, and 1996 in conformity with generally accepted accounting principles.
                                                         ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 21, 1997

                              KANSAS DBS, L.L.C.

                                BALANCE SHEETS
                          DECEMBER 31, 1995 AND 1996




                                                                             1995              1996
                                                                       ---------------   ---------------
                               ASSETS
CURRENT ASSETS:
 Cash and cash equivalents .........................................    $     89,436      $    462,263
 Trade accounts receivable, net of allowances of $24,873 and $29,426
   at December 31, 1995 and 1996, respectively .....................         246,166           417,973
 Current portion of lease receivables, net of allowances of $16,635
   and $54,732, at December 31, 1995 and 1996, respectively.........         129,609            63,316
 Inventory .........................................................         332,114           191,891
 Other .............................................................          25,373           254,773
                                                                        ------------      ------------
   Total current assets ............................................         822,698         1,390,216
                                                                        ------------      ------------
LEASE RECEIVABLES, net of current portion ..........................         383,392           320,428
                                                                        ------------      ------------
PROPERTY AND EQUIPMENT, at cost:
 Vehicles ..........................................................          42,238            32,537
 Showroom and demonstration equipment ..............................         108,792            54,953
 Furniture, fixtures, and equipment ................................          78,141            80,090
                                                                        ------------      ------------
                                                                             229,171           167,580
 Less accumulated depreciation .....................................         (73,424)          (67,918)
                                                                        ------------      ------------
                                                                             155,747            99,662
                                                                        ------------      ------------
CONTRACT RIGHTS AND OTHER ASSETS (Note 2) ..........................       2,224,834         2,017,828
                                                                        ------------      ------------
                                                                        $  3,586,671      $  3,828,134
                                                                        ============      ============
                   LIABILITIES AND ACCUMULATED DEFICIT
CURRENT LIABILITIES
 Accounts payable ..................................................    $    200,241      $    347,522
 Accrued liabilities ...............................................         175,172           170,489
 Book overdraft ....................................................         243,614                --
 Unearned revenue ..................................................         128,644           467,890
 Current portion of long-term debt .................................         176,732         4,285,046
                                                                        ------------      ------------
   Total current liabilities .......................................         924,403         5,270,947
OTHER LIABILITIES ..................................................          48,659           102,980
LONG-TERM DEBT .....................................................       3,723,012                --
COMMITMENTS AND CONTINGENCIES (Notes 2, 5, and 6)
ACCUMULATED DEFICIT ................................................      (1,109,403)       (1,545,793)
                                                                        ------------      ------------
                                                                        $  3,586,671      $  3,828,134
                                                                        ============      ============

      The accompanying notes are an integral part of these balance sheets.

                              KANSAS DBS, L.L.C.

          STATEMENTS OF OPERATIONS AND CHANGES IN ACCUMULATED DEFICIT
                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996




                                                         1995               1996
                                                   ----------------   ---------------
REVENUE:
 Programming revenue ...........................     $  1,502,154      $  3,156,791
 Equipment and installation revenue ............        1,580,245         1,036,929
                                                     ------------      ------------
   Total revenue ...............................        3,082,399         4,193,720
                                                     ------------      ------------
COST OF REVENUE:
 Programming expense ...........................          775,323         1,662,627
 Cost of equipment and installation ............        1,277,652           973,470
 Service fees ..................................          139,407           292,828
                                                     ------------      ------------
   Total cost of revenue .......................        2,192,382         2,928,925
                                                     ------------      ------------
GROSS PROFIT ...................................          890,017         1,264,795
                                                     ------------      ------------
OPERATING EXPENSES:
 Sales and marketing ...........................          451,473           416,731
 General and administrative ....................          770,296           798,060
 Depreciation and amortization .................          308,220           303,090
                                                     ------------      ------------
   Total operating expenses ....................        1,529,989         1,517,881
                                                     ------------      ------------
OPERATING LOSS .................................         (639,972)         (253,086)
OTHER INCOME (EXPENSE):
 Interest expense ..............................         (240,403)         (278,768)
 Other income ..................................           36,793            95,464
                                                     ------------      ------------
                                                         (203,610)         (183,304)
                                                     ------------      ------------
NET LOSS .......................................         (843,582)         (436,390)
ACCUMULATED DEFICIT, beginning of year .........         (402,218)       (1,109,403)
CAPITAL CONTRIBUTION ...........................          136,397                --
                                                     ------------      ------------
ACCUMULATED DEFICIT, end of year ...............     $ (1,109,403)     $ (1,545,793)
                                                     ============      ============

        The accompanying notes are an integral part of these statements.

                              KANSAS DBS, L.L.C.

                           STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996




                                                                             1995              1996
                                                                       ---------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss ..........................................................    $   (843,582)      $  (436,390)
                                                                        ------------       -----------
 Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
   Depreciation and amortization ...................................         308,220           303,090
   Amortization of deferred promotional costs ......................              --            33,800
   Changes in operating assets and liabilities:
    Trade accounts receivable, net .................................        (109,457)         (171,807)
    Inventory ......................................................         387,218           140,223
    Other ..........................................................          24,467          (225,103)
    Accounts payable ...............................................        (266,202)          147,281
    Accrued liabilities ............................................          84,636            (4,683)
    Unearned revenue ...............................................          27,711           339,246
                                                                        ------------       -----------
      Total adjustments ............................................         456,593           562,047
                                                                        ------------       -----------
      Net cash (used in) provided by operating activities ..........        (386,989)          125,657
                                                                        ------------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of property and equipment ...............................         (46,009)          (44,471)
 Disposals of property and equipment ...............................          52,808            58,793
 Additions to lease receivables ....................................        (565,437)         (186,973)
 Collections of lease receivables ..................................          35,801           278,133
                                                                        ------------       -----------
      Net cash (used in) provided by investing activities ..........        (522,837)          105,482
                                                                        ------------       -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceed from long term debt .......................................       4,349,920           550,000
 Repayments of long term debt ......................................      (3,813,085)         (164,698)
 Book overdraft ....................................................         243,614          (243,614)
 Capital contribution ..............................................         136,397                --
                                                                        ------------       -----------
      Net cash provided by financing activities ....................         916,846           141,688
                                                                        ------------       -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS ..........................           7,020           372,827
CASH AND CASH EQUIVALENTS at beginning of year .....................          82,416            89,436
                                                                        ------------       -----------
CASH AND CASH EQUIVALENTS at end of year ...........................    $     89,436       $   462,263
                                                                        ============       ===========
SUPPLEMENTAL NONCASH FINANCING ACTIVITY:
 NRTC patronage capital declared ...................................    $     48,659       $    54,321
                                                                        ============       ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
 Cash paid for interest ............................................    $    190,590       $   339,252
                                                                        ============       ===========


        The accompanying notes are an integral part of these statements.

                              KANSAS DBS, L.L.C.

                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1995 AND 1996

1. Organization and Nature of Business

     Kansas DBS, L.L.C. (the "Company") is a limited liability company organized in Kansas. The Company was formed in September 1993 by five members of the NRTC to acquire and operate rights to distribute direct broadcast satellite ("DBS") services ("DIRECTV Services") offered by DirecTv, Inc. ("DirecTv").

     The term of the Company is through October 2018, unless terminated sooner. The operating agreement of the Company provides that distributions, profits, and losses shall be allocated among the members in proportion to their respective ownership percentages.

     In October and November 1993, the Company obtained the rights to distribute DIRECTV Services in certain markets in Kansas pursuant to agreements (the "NRTC Member Agreements") with the National Rural Telecommunications Cooperative ("NRTC") in exchange for approximately $2.6 million.

     In November 1996, the Company entered into an asset purchase agreement (the "Agreement") with Digital Television Services of Kansas, LLC ("DTS Kansas"), a subsidiary of DTS Management, LLC ("DTS"). DTS is a subsidiary of Digital Television Services, LLC. The Agreement provides that DTS Kansas will purchase the Company's NRTC Member Agreements and other assets used in connection with the Company's business, as defined in the Agreement, and will assume certain liabilities of the Company, as defined in the Agreement. The purchase price is subject to an adjustment for working capital at the date of closing of the Agreement.

2. Summary of Significant Accounting Policies

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Revenue Recognition

     The Company earns programming revenue by providing DIRECTV Services to its subscribers. Programming revenue includes DIRECTV Services purchased by subscribers in monthly, quarterly, or annual subscriptions; additional premium programming available on an a la carte basis; sports programming available under monthly, annual, or seasonal subscriptions; and movies and events programming available on a pay-per-view basis. Programming purchased on a monthly, quarterly, annual, or seasonal basis, including premium programming, is billed in advance and is recorded as unearned revenue. All programming revenue is recognized when earned.

     Equipment and installation revenue primarily consists of the sale of DSS(R) equipment and accessories and related installation charges. Equipment sales revenue represents the amounts paid by customers to the Company and is recognized upon delivery of the equipment. Installation revenue is recognized when the equipment is installed and represents the amounts paid by customers to the Company.


Cost of Revenues

     Cost of revenues includes the cost associated with providing DIRECTV Services to the Company's subscribers. These costs include the direct wholesale cost of purchasing related programming from DirecTv (through the NRTC [Note 6]); monthly subscriber maintenance fees charged by DirecTv, such as security fees, ground service fees, system authorization fees, and fees for subscriber billings; costs of equipment and installation; and certain subscriber operating costs. Cost of equipment and installation represents the actual cost of the equipment to the Company plus the costs to install the equipment.

                              KANSAS DBS, L.L.C.

2. Summary of Significant Accounting Policies  -- (Continued)

Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The carrying amount approximates fair value due to the relatively short period to maturity of these instruments.


Inventories

     The Company maintains inventories consisting of DSS(R) equipment and related accessories. Inventory is valued at the lower of cost or market, generally on a specific identification basis.


Other Current Assets

     Other current assets consist of the following at December 31, 1995 and 1996:




                                                1995         1996
                                             ---------   -----------
Deferred promotional costs, net ..........    $    --     $236,800
Other ....................................     25,373       17,973
                                              -------     --------
                                              $25,373     $254,773
                                              =======     ========

     Deferred promotional costs consist of costs related to a subscriber rebate program sponsored by DirecTv. Under the program, new subscribers who agree to prepay for one year of programming service receive a credit which is applied toward the one year's programming subscription. Subscribers under this program may choose to net the credit on their first bill or pay the full amount and receive a refund from the Company for the credit. The Company defers both the programming revenue and the cost of credit and amortizes them over the one-year contract period. In addition, as a part of this program, the Company receives $1 per month for up to five years from the NRTC for each subscriber whose account remains active. Such amounts are recorded as received as a reduction in selling expenses in the accompanying statement of operations and changes in accumulated deficit.


Property and Equipment

     Property and equipment are stated at cost. Major property additions, replacements, and betterments are capitalized, while maintenance and repairs which do not extend the useful lives of these assets are expensed currently. Depreciation for property and equipment is provided using the straight-line method over the estimated useful lives of the respective assets, ranging from three to seven years. Depreciation expense for the years ended December 31, 1995 and 1996 was $46,893 and $41,763, respectively. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is reflected in earnings.


Contract Rights and Other Assets

     Contract rights and other assets consist of the following at December 31, 1995 and 1996:




                                           1995            1996
                                      -------------   -------------
Contract rights ...................    $2,574,949      $2,574,949
Organization costs ................        16,659          16,659
                                       ----------      ----------
                                        2,591,608       2,591,608
Accumulated amortization ..........      (415,433)       (676,760)
                                       ----------      ----------
                                        2,176,175       1,914,848
NRTC patronage capital ............        48,659         102,980
                                       ----------      ----------
                                       $2,224,834      $2,017,828
                                       ==========      ==========

                              KANSAS DBS, L.L.C.

2. Summary of Significant Accounting Policies  -- (Continued)

     Contract Rights: Contract rights represent the cost of acquiring rights to distribute DIRECTV Services less net tangible assets acquired. Contract rights are being amortized over ten years, the estimated remaining useful life of the satellites operated by DirecTv which provide service under the related contracts. Amortization expense, included in depreciation and amortization on the accompanying statements of operations and changes in accumulated deficit, for the years ended December 31, 1995 and 1996 was $257,995, and $257,995, respectively. Accumulated amortization at December 31, 1995 and 1996 was $408,492 and $666,487, respectively.

     Organization Costs: Organization costs are costs associated with the formation of the Company and are being amortized over five years. Amortization expense, included in depreciation and amortization on the accompanying statements of operations and changes in accumulated deficit, for the years ended December 31, 1995 and 1996 was $3,332 and $3,332, respectively. Accumulated amortization at December 31, 1995 and 1996 was $6,941 and $10,273, respectively.

     NRTC Patronage Capital: The Company is a voting member of the NRTC with an ownership interest in the NRTC in proportion to its prior patronage. NRTC patronage capital represents the noncash portion of NRTC patronage income. Under its bylaws, the NRTC declares a patronage dividend of its excess of revenues over expenses each year. Of the total patronage dividend, 20% is paid in cash and recognized as income when received and is netted against programming expense in the accompanying statements of operations and changes in accumulated deficit. The remaining 80% is distributed in the form of noncash patronage capital, which will be redeemed in cash only at the discretion of the NRTC. The Company includes noncash patronage capital as other assets, with an offsetting deferred patronage income amount included in other liabilities in the accompanying balance sheets. The patronage capital will be recognized as income when cash distributions are declared by the NRTC.


Accrued Liabilities

     Accrued liabilities consist of the following at December 31, 1995 and 1996:




                                                                 1995          1996
                                                             -----------   -----------
Accrued interest .........................................    $ 60,484      $     --
Accrued NRTC programming costs and service fees ..........      72,430        41,107
Other ....................................................      42,258       129,382
                                                              --------      --------
                                                              $175,172      $170,489
                                                              ========      ========

Income Taxes

     The Company is not considered a taxable entity for federal and state income tax purposes. All taxable income or loss is allocated to the members in accordance with the terms of the Company's operating agreement. Accordingly, no provision for income taxes is included in the accompanying financial statements.


Concentration of Credit Risk

     Concentration of credit risk with respect to accounts receivable is limited due to the large number of subscribers. As a result, at December 31, 1996, management does not believe any significant concentration of credit risk exists.


Long-Lived Assets

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed whenever events or changes in circumstances indicate

                              KANSAS DBS, L.L.C.

2. Summary of Significant Accounting Policies  -- (Continued)

that the carrying amount of an asset may not be recoverable. When events or changes in circumstances occur related to long-lived assets, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. Having found no instances whereby the sum of expected future cash flows (undiscounted and without interest charges) was less than the carrying amount of the asset and thus requiring the recognition of an impairment loss, management believes that the long-lived assets in the accompanying balance sheets are appropriately valued.


401(K) Profit-Sharing Plan

     Effective January 1, 1994, the Company offered its employees a contributory 401(k) profit-sharing plan. Under the plan, the Company matches a portion of participant contributions. Company contributions to the plan were $340 and $3,467 for the years ended December 31, 1995, and 1996, respectively.

3. Receivables under Sales-Type Leases

     The Company leases DSS(R) equipment to customers through long-term sales-type leases, collateralized by the equipment. The leases range from three to five years and are discounted at 9.75%. Receivables under sales-type leases consist of the following at December 31, 1995 and 1996:




                                                      1995           1996
                                                  ------------   ------------
Minimum lease payments receivables ............    $  665,376     $  548,943
Less unearned interest income .................      (135,740)      (110,467)
Less allowance for doubtful accounts ..........       (16,635)       (54,732)
                                                   ----------     ----------
                                                      513,001        383,744
Less current portion ..........................       129,609         63,316
                                                   ----------     ----------
                                                   $  383,392     $  320,428
                                                   ==========     ==========

4. Long-Term Debt

     Long-term debt at December 31, 1995 and 1996 consisted of notes payable to National Cooperative Services Corporation which provided for borrowings of up to $4,875,000 with interest at the lender's variable rate (6.25% at December 31, 1996). These notes were repaid subsequent to year-end in connection with the Agreement (Note 1) and, therefore, are classified as current in the accompanying balance sheets. The carrying amount of long-term debt approximates fair value based on borrowing rates available to the Company.

5. Commitments and Contingencies

     As part of the NRTC Member Agreements, the Company is required to pay certain programming fees based on a minimum number of subscribers (such minimum number of subscribers being equal to up to 5% of the households in the Company's Rural DirecTv Market, or up to 11,442 subscribers) and the requirements of certain programming agreements between DirecTv and providers of programming, beginning in the fourth year of operation of the NRTC Member Agreement if the Company fails to obtain such minimum number of subscribers prior to such time. The Company had achieved approximately 75% of the minimum subscriber requirement at December 31, 1996. Based on the subscriber growth rate of the Company to date, management anticipates that the Company will meet the minimum subscriber requirement prior to the fourth year of operations of the NRTC Member Agreement and therefore does not expect to be required to pay such fees.

6. Reliance on DirecTv and the NRTC and Other Matters

     The NRTC has contracted with third parties to provide the NRTC members with certain services, including billing services and centralized remittance processing services. The NRTC bills the Company for these services on a monthly basis. These fees are recorded as service fees on the accompanying statements of operations and changes in accumulated deficit. The NRTC also sells DSS(R) equipment to its members.

                              KANSAS DBS, L.L.C.

6. Reliance on DirecTv and the NRTC and Other Matters  -- (Continued)

     Because the Company is, through the NRTC, a distributor of DIRECTV Services, the Company would be adversely affected by any material adverse changes in the assets, financial condition, programming, technological capabilities, or services of DirecTv or its parent corporation, Hughes Communication Galaxy, Inc. ("Hughes"), including DirecTv's failure to retain or renew its Federal Communication Commission ("FCC") licenses to transmit radio frequency signals from the orbital slots occupied by its satellites.

     The NRTC is a cooperative organization whose members are engaged in the distribution of telecommunications and other services in predominantly rural areas of the United States. Pursuant to an agreement between the NRTC and Hughes (the "Hughes Agreement") and the NRTC Member Agreements, participating NRTC members acquired the exclusive rights to provide DIRECTV Services to residential and commercial subscribers in certain rural DirecTv markets. In general, upon default by the NRTC under the Hughes Agreement, the Company would have the right to acquire DIRECTV Services directly from DirecTv. The NRTC has contracted with third parties to provide the NRTC members with certain services, including billing services and centralized remittance processing services. If the NRTC is unable to provide these services for whatever reason, the Company would be required to acquire the services from other sources. There can be no assurance that the cost to the Company to obtain these services elsewhere would not exceed the amounts currently payable to the NRTC.

     The Company would also be adversely affected by the termination of the NRTC Member Agreements by the NRTC prior to the expiration of their respective terms. If the NRTC Member Agreements are terminated by the NRTC, the Company would no longer have the right to provide DIRECTV Services. There can be no assurance that the Company would be able to obtain similar DBS services from other sources.

     Both the Hughes Agreement and the NRTC Member Agreements expire when Hughes removes its current satellites from their assigned orbital locations. Although, according to Hughes, the three DirecTv satellites have estimated orbital lives of approximately 15 years from their respective launches in December 1993 and 1994, there can be no assurance as to the longevity of the satellites and thus no assurance as to how long the Company will be able to continue to acquire DBS services pursuant to the NRTC Member Agreements.

     While the Company believes that it will have access to DIRECTV Services following the expiration of the current Hughes Agreement by virtue of the NRTC's right of first refusal in the Hughes Agreement and the Company's existing contractual and membership relationship with the NRTC, there can be no assurance that such services will be available to the Company from Hughes or the NRTC, and, if available, there can be no assurance with regard to the financial and other terms under which the Company could acquire the services.

     The Company's DBS business is a new business with a limited operating history. There are numerous risks associated with satellite transmission technology. There can be no assurance as to the longevity of the satellites or that loss, damage, or changes in the satellites will not occur and have a material adverse effect on DirecTv and the Company's DBS business.

     DirecTv, and therefore the Company, is dependent on third parties to provide high-quality programming that appeals to mass audiences. DirecTv's programming agreements have terms which expire on various dates and different renewal and cancellation provisions. There can be no assurance that any such agreements will be renewed or will not be canceled prior to expiration of their original terms.

     DBS operators, such as DirecTv, are free to set prices and serve subscribers according to their business judgment, without rate of return and other regulation. However, DirecTv is subject to the regulatory jurisdiction of the FCC.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of Mitchell Electric
Membership Corporation:


     We have audited the accompanying statements of assets and liabilities and accumulated deficit of the DBS OPERATIONS OF NRTC SYSTEM NO. 0422 (an unincorporated division of Mitchell Electric Membership Corporation, a Georgia corporation) as of December 31, 1995 and 1996 and the related statements of expenses over revenues and changes in accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the System's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the DBS Operations of NRTC System No. 0422 as of December 31, 1995 and 1996 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                                            ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 21, 1997

                    DBS OPERATIONS OF NRTC SYSTEM NO. 0422

         STATEMENTS OF ASSETS AND LIABILITIES AND ACCUMULATED DEFICIT
                  DECEMBER 31, 1995, 1996 AND MARCH 31, 1997




                                                                December 31,     December 31,       March 31,
                                                                    1995             1996             1997
                                                               --------------   --------------   --------------
                                                                                                   (Unaudited)
                          ASSETS
CURRENT ASSETS:
 Cash and cash equivalents .................................     $   35,689       $  253,269       $  209,005
 Trade accounts receivable, net of allowance for doubtful
   accounts of $9,368, $24,375 and $42,819 at December
   31, 1995, 1996 and March 31, 1997, respectively .........        178,738          310,436          254,058
 Inventory .................................................        246,653           62,815           42,642
 Deferred promotional costs, net (Note 2) ..................             --           38,433           26,283
                                                                 ----------       ----------       ----------
   Total current assets ....................................        461,080          664,953          531,988
                                                                 ----------       ----------       ----------
PROPERTY AND EQUIPMENT, at cost:
 Furniture and equipment ...................................          5,075            5,075            5,075
 Less accumulated depreciation .............................         (2,030)          (3,045)          (3,300)
                                                                 ----------       ----------       ----------
                                                                      3,045            2,030            1,775
                                                                 ----------       ----------       ----------
LEASED EQUIPMENT, at cost:
 Leased equipment ..........................................      1,047,081        2,312,534        2,312,534
 Less accumulated depreciation .............................        (87,257)        (367,225)        (483,188)
                                                                 ----------       ----------       ----------
                                                                    959,824        1,945,309        1,829,346
                                                                 ----------       ----------       ----------
 CONTRACT RIGHTS AND OTHER ASSETS (Note 2)                        1,532,245        1,396,530        1,344,288
                                                                 ----------       ----------       ----------
                                                                 $2,956,194       $4,008,822       $3,707,397
                                                                 ==========       ==========       ==========
            LIABILITIES AND ACCUMULATED DEFICIT
CURRENT LIABILITIES:
 Accounts payable ..........................................     $   38,153       $   45,724       $       --
 Accrued liabilities .......................................         56,236          145,381          155,291
 Related-party payable .....................................      3,471,320        4,470,539        4,177,369
 Unearned revenue ..........................................         65,546          233,554          240,745
                                                                 ----------       ----------       ----------
   Total current liabilities ...............................      3,631,255        4,895,198        4,573,405
                                                                 ----------       ----------       ----------
OTHER LIABILITIES ..........................................         31,547           89,102           89,102
                                                                 ----------       ----------       ----------
COMMITMENTS AND CONTINGENCIES
 (Notes 2, 4 and 5) ACCUMULATED DEFICIT ....................       (706,608)        (975,478)        (955,110)
                                                                 ----------       ----------       ----------
                                                                 $2,956,194       $4,008,822       $3,707,397
                                                                 ==========       ==========       ==========

        The accompanying notes are an integral part of these statements.

                    DBS OPERATIONS OF NRTC SYSTEM NO. 0422

                     STATEMENTS OF EXPENSES OVER REVENUES
                      AND CHANGES IN ACCUMULATED DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996 AND
                       THREE MONTHS ENDED MARCH 31, 1997




                                                                                          Three Months
                                                        Year Ended       Year Ended          Ended
                                                       December 31,     December 31,       March 31,
                                                           1995             1996              1997
                                                      --------------   --------------   ---------------
                                                                                          (Unaudited)
REVENUE:
 Programming revenue ..............................    $   867,894      $ 2,375,636       $   865,850
 Equipment and installation revenue ...............        958,400          995,674           232,690
                                                       -----------      -----------       -----------
   Total revenue ..................................      1,826,294        3,371,310         1,098,540
                                                       -----------      -----------       -----------
COST OF REVENUE:
 Programming expense ..............................        408,654        1,106,938           323,877
 Cost of equipment and installation. ..............        925,496          435,337           124,304
 Service fees .....................................        103,817          299,515           128,404
                                                       -----------      -----------       -----------
   Total cost of revenue. .........................      1,437,967        1,841,790           576,585
                                                       -----------      -----------       -----------
GROSS PROFIT. .....................................        388,327        1,529,520           521,955
                                                       -----------      -----------       -----------
OPERATING EXPENSES:
 Sales and marketing ..............................        204,024          290,275            46,801
 General and administrative. ......................        314,108        1,033,862           286,326
 Depreciation and amortization ....................        281,542          474,253           168,460
                                                       -----------      -----------       -----------
   Total operating expenses .......................        799,674        1,798,390           501,587
                                                       -----------      -----------       -----------
EXPENSES OVER REVENUES ............................       (411,347)        (268,870)           20,368
ACCUMULATED DEFICIT at beginning of year. .........       (295,261)        (706,608)         (975,478)
                                                       -----------      -----------       -----------
ACCUMULATED DEFICIT at end of year. ...............    $  (706,608)     $  (975,478)      $  (955,110)
                                                       ===========      ===========       ===========

        The accompanying notes are an integral part of these statements.

                    DBS OPERATIONS OF NRTC SYSTEM NO. 0422

                           STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996 AND
                       THREE MONTHS ENDED MARCH 31, 1997




                                                                                                Three Months
                                                               Year Ended       Year Ended         Ended
                                                              December 31,     December 31,      March 31,
                                                                  1995             1996             1997
                                                             --------------   --------------   -------------
                                                                                                (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Expenses over revenues. .................................    $   (411,347)    $   (268,870)    $   20,368
                                                              ------------     ------------     ----------
 Adjustments to reconcile expenses over revenues to net
   cash provided by operating activities:
   Depreciation and amortization. ........................         281,542          474,253        168,460
   Amortization of deferred promotional costs. ...........              --           10,167             --
   Changes in operating assets and liabilities:
    Trade accounts receivable, net .......................         (80,301)        (131,698)        56,378
    Inventory. ...........................................         481,081          183,838         20,173
    Deferred promotional costs ...........................              --          (48,600)        12,150
    Accounts payable .....................................         (45,615)           7,571        (45,724)
    Related-party payable. ...............................         822,511          999,219       (293,170)
    Accrued liabilities. .................................         (52,349)          89,145          9,910
    Unearned revenue .....................................          49,217          168,008          7,191
                                                              ------------     ------------     ----------
      Total adjustments ..................................       1,456,086        1,751,903        (64,632)
                                                              ------------     ------------     ----------
      Net cash provided by operating activities. .........       1,044,739        1,483,033        (44,264)
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of property and equipment .....................      (1,047,081)      (1,265,453)            --
                                                              ------------     ------------     ----------
NET (DECREASE) INCREASE IN CASH AND CASH
 EQUIVALENTS .............................................          (2,342)         217,580        (44,264)
CASH AND CASH EQUIVALENTS at beginning of year..                    38,031           35,689        253,269
CASH AND CASH EQUIVALENTS at end of year. ................    $     35,689     $    253,269     $  209,005
                                                              ============     ============     ==========
SUPPLEMENTAL NONCASH FINANCING ACTIVITY:
 NRTC patronage capital declared .........................    $     31,547     $     57,555     $       --
                                                              ============     ============     ==========


        The accompanying notes are an integral part of these statements.

                    DBS OPERATIONS OF NRTC SYSTEM NO. 0422


           NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 1995 AND 1996

                (INFORMATION AS OF MARCH 31, 1997 IS UNAUDITED)


1. Organization and Nature of Business

     The DBS Operations of NRTC System No. 0422 (the "System") is an unincorporated division of Mitchell Electric Membership Corporation ("Mitchell EMC"), a Georgia corporation. The System operates the exclusive rights to distribute direct broadcast satellite ("DBS") services ("DIRECTV Services") offered by DirecTv, Inc. ("DirecTv") in certain rural markets in Georgia. The accompanying financial statements present the financial position and excess of expenses over revenues of the System.

     Mitchell EMC obtained the rights to distribute DIRECTV Services in the System's territory pursuant to an agreement (the "NRTC Member Agreement") with the National Rural Telecommunications Cooperative ("NRTC"). Under the provision of the NRTC Member Agreement, Mitchell EMC has the exclusive right to provide DIRECTV Services within certain rural territories in Georgia.

     In January 1997, Mitchell EMC entered into an asset purchase agreement (the "Agreement") with Digital Television Services of Georgia, LLC ("DTS Georgia"), a subsidiary of DTS Management, LLC ("DTS"), and DTS is a subsidiary of Digital Television Services, LLC (a Delaware limited liability company). The agreement provides that DTS Georgia will purchase Mitchell EMC's NRTC Member Agreement and other assets used in connection with the System's business, as defined in the Agreement, and will assume certain liabilities of the System, as defined in the Agreement. The purchase price is subject to an adjustment for working capital at the date of closing of the Agreement. The closing of the Agreement occurred in May 1997.

2. Summary of Significant Accounting Policies


Presentation

The System is not a separate subsidiary of Mitchell EMC nor has it been operated as a separate division of Mitchell EMC. The financial statements of the System have been derived from the records of Mitchell EMC and have been prepared to present its financial position, excess of expenses over revenues, and cash flows on a stand-alone basis. Accordingly, the accompanying financial statements include certain costs and expenses which have been allocated to the System from Mitchell EMC. The costs and expenses have been allocated to the system based on actual amounts relative to DBS services or percentages as determined by management through an analysis of DBS activity in the applicable accounts. The System's management believes that the methodology used is reasonable. Such allocated expenses may not be indicative of what such expenses would have been had the System been operated as a separate entity.


Revenue Recognition

     The System earns programming revenue by providing DIRECTV Services to its subscribers. Programming revenue includes DIRECTV Services purchased by subscribers in monthly, quarterly, or annual subscriptions; additional premium programming available on an a la carte basis; sports programming available under monthly, annual, or seasonal subscriptions; and movies and events programming available on a pay-per-view basis. Programming purchased on a monthly, quarterly, annual, or seasonal basis, including premium programming, is billed in advance and is recorded as unearned revenue. All programming revenue is recognized when earned.

     Equipment and installation revenue primarily consists of the sale of DSS(R) equipment and accessories and related installation charges. Equipment sales revenue represents the amounts paid by customers to the System and is recognized upon delivery of the equipment. Installation revenue is recognized when the equipment is installed and represents the amounts paid by customers to the System.


Cost of Revenues

     Cost of revenues includes the cost associated with providing DIRECTV Services to the System's subscribers. These costs include the direct wholesale cost of purchasing related programming from DirecTv (through the

                    DBS OPERATIONS OF NRTC SYSTEM NO. 0422

                (INFORMATION AS OF MARCH 31, 1997 IS UNAUDITED)

2. Summary of Significant Accounting Policies  -- (Continued)

NRTC [Note 5]); monthly subscriber maintenance fees charged by DirecTv, such as security fees, ground service fees, system authorization fees, and fees for subscriber billings; costs of equipment and installation; and certain subscriber operating costs. Cost of equipment and installation represents the actual cost of the equipment to the System plus the costs to install the equipment.


Inventories

     The System maintains inventories consisting of DSS(R) equipment and related accessories. Inventory is valued at the lower of cost or market, generally on a specific identification basis.


Deferred Promotional Costs

     Deferred promotional costs consist of costs related to a subscriber rebate program sponsored by DirecTv. Under the program, new subscribers who agree to prepay for one year of programming service receive a credit which is applied toward the one year's programming subscription. Subscribers under this program may choose to net the credit on their first bill or pay the full amount and receive a refund from the System for the credit. The System defers both the programming revenue and the cost of this credit and amortizes them over the one-year contract period. In addition, as a part of this program, the System receives $1 per month for up to five years from the NRTC for each subscriber whose account remains active. Such amounts are recorded as a reduction in sales and marketing expense in the accompanying statements of expenses over revenues and changes in accumulated deficit.


Property and Equipment and Leased Equipment

     Property and equipment and leased equipment are stated at cost. Major property additions, replacements, and betterments are capitalized, while maintenance and repairs which do not extend the useful lives of these assets are expensed currently. The System leases DSS(R) equipment to subscribers under cancellable operating leases. Depreciation for property and equipment and leased equipment is provided using the straight-line method over the estimated useful lives of the respective assets, ranging from five to six years. Depreciation expense for the year ended December 31, 1995, 1996 and for the three months ended March 31, 1997 was $88,272, $280,983 and $116,218, respectively. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the statements of assets and liabilities and accumulated deficit and any gain or loss is reflected in earnings.


Contract Rights and Other Assets

     Contract rights and other assets consist of the following:



                                      December 31,     December 31,      March 31,
                                          1995             1996             1997
                                     --------------   --------------   -------------
Contract rights ..................     $1,841,352       $1,841,352      $1,841,352
Organization costs ...............         45,674           45,674          45,674
                                       ----------       ----------      ----------
                                        1,887,026        1,887,026       1,887,026
Accumulated amortization .........       (386,328)        (579,598)       (631,840)
                                       ----------       ----------      ----------
                                        1,500,698        1,307,428       1,255,186
NRTC patronage capital ...........         31,547           89,102          89,102
                                       ----------       ----------      ----------
                                       $1,532,245       $1,396,530      $1,344,288
                                       ==========       ==========      ==========

                    DBS OPERATIONS OF NRTC SYSTEM NO. 0422

                (INFORMATION AS OF MARCH 31, 1997 IS UNAUDITED)

2. Summary of Significant Accounting Policies  -- (Continued)

     Contract Rights: Contract rights represent the cost of acquiring rights to distribute DIRECTV Services. Contract rights are being amortized over ten years, the estimated remaining useful life of the satellites operated by DirecTv which provide service under the related contracts. Amortization expense, included in depreciation and amortization in the accompanying statements of expenses over revenues and changes in accumulated deficit, was $184,135, $184,135 and $52,242 for the year ended December 31, 1995, 1996 and three months ended March 31, 1997, respectively. Accumulated amortization at December 31, 1995, 1996 and three months ended March 31, 1997 was $368,270, $552,405 and $598,439, respectively.

     Organization Costs: Organization costs are costs associated with the formation of the System and are being amortized over five years. Amortization expense, included in depreciation and amortization in the accompanying statements of expenses over revenues and changes in accumulated deficit, was $9,135, $9,135 and $1,264 for the year ended December 31, 1995, 1996 and the three months ended March 31, 1997, respectively. Accumulated amortization at December 31, 1995, 1996 and for the three months ended March 31, 1997 was $18,058, $27,193 and $28,335, respectively.

     NRTC Patronage Capital: Mitchell EMC is a voting member of the NRTC with an ownership interest in the NRTC in proportion to its prior patronage. NRTC patronage certificates represent the noncash portion of NRTC patronage income. Under its bylaws, the NRTC declares a patronage dividend of its excess of revenues over expenses each year. Of the total patronage dividend, 20% is paid in cash and is recognized as income when received and is netted against programming expense in the accompanying statements of expenses over revenues and changes in accumulated deficit. The remaining 80% is distributed in the form of noncash patronage capital, which will be redeemed in cash only at the discretion of the NRTC. The System includes noncash patronage capital as other assets, with an offsetting deferred patronage income amount included in other liabilities in the accompanying statements of assets and liabilities and accumulated deficit. The patronage capital will be recognized as income when cash distributions are declared by the NRTC.


Income Taxes

     Mitchell EMC, and thus the System, is not considered a taxable entity for federal and state income tax purposes, as it is a not-for-profit corporation. Accordingly, no provision for income taxes is included in the accompanying financial statements.


Cash and Cash Equivalents

     The System considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The carrying amount approximates fair value due to the relatively short period to maturity of these instruments.


Concentration of Credit Risk

     Concentration of credit risk with respect to accounts receivable is limited due to the large number of subscribers. As a result, at March 31, 1997, management does not believe any significant concentration of credit risk exists.


Long-Lived Assets

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When events or changes in circumstances occur

                    DBS OPERATIONS OF NRTC SYSTEM NO. 0422

                (INFORMATION AS OF MARCH 31, 1997 IS UNAUDITED)

2. Summary of Significant Accounting Policies  -- (Continued)

related to long-lived assets, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. Having found no instances whereby the sum of expected future cash flows (undiscounted and without interest charges) was less than the carrying amount of the asset and thus requiring the recognition of an impairment loss, management believes that the long-lived assets in the accompanying statements of assets and liabilities and accumulated deficit are appropriately valued.


Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related-Party Transactions

     Certain administrative services are performed by Mitchell EMC on behalf of the System. Costs attributable to these support functions are included in general and administrative expenses in the accompanying statements of expenses over revenues and changes in accumulated deficit. The costs allocated to the System were approximately $279,000, $810,000 and $211,000 for the year ended December 31, 1995, 1996 and for the three months ended March 31, 1997, respectively. Such allocations do not necessarily represent actual and/or ongoing expenses of the System.

     Mitchell EMC either advances funds to or borrows funds from the System. Included in the accompanying statements of assets and liabilities and accumulated deficit is a net payable to Mitchell EMC representing amounts due for the initial purchase of contract rights and net operating activities as funded by Mitchell EMC.

4. Commitments and Contingencies

     As part of the NRTC Member Agreements, the System is required to pay certain programming fees based on a minimum number of subscribers (such minimum number of subscribers being equal to up to 5% of the households in the System's Rural DirecTv Market, or up to 6,958 subscribers) and the requirements of certain programming agreements between DirecTv and providers of programming, beginning in the fourth year of operation of the NRTC Member Agreement if the System fails to obtain such minimum number of subscribers prior to such time. The System had achieved the minimum subscriber requirement at March 31, 1997 and is therefore not required to pay such fees.

5. Reliance on DirecTv and the NRTC and Other Matters

     The NRTC has contracted with third parties to provide the NRTC members with certain services, including billing services and centralized remittance processing services. The NRTC bills the System for these services on a monthly basis. These fees are recorded as service fees on the accompanying statements of expenses over revenues and changes in accumulated deficit. The NRTC also sells DSS(R) equipment to its members.

     Because the System is, through the NRTC, a distributor of DIRECTV Services, the System would be adversely affected by any material adverse changes in the assets, financial condition, programming, technological capabilities or services of DirecTv or its parent corporation, Hughes Communication Galaxy, Inc. ("Hughes"), including DirecTv's failure to retain or renew its Federal Communication Commission ("FCC") licenses to transmit radio frequency signals from the orbital slots occupied by its satellites.

     The NRTC is a cooperative organization whose members are engaged in the distribution of telecommunications and other services in predominantly rural areas of the United States. Pursuant to an agreement between the NRTC and Hughes (the "Hughes Agreement") and the NRTC Member Agreements, participating NRTC

                    DBS OPERATIONS OF NRTC SYSTEM NO. 0422

                (INFORMATION AS OF MARCH 31, 1997 IS UNAUDITED)

5. Reliance on DirecTv and the NRTC and Other Matters  -- (Continued)

members acquired the exclusive rights to provide DIRECTV Services to residential and commercial subscribers in certain rural DirecTv markets. In general, upon default by the NRTC under the Hughes Agreement, the System would have the right to acquire DIRECTV Services directly from DirecTv. The NRTC has contracted with third parties to provide the NRTC members with certain services, including billing services and centralized remittance processing services. If the NRTC is unable to provide these services for whatever reason, the System would be required to acquire the services from other sources. There can be no assurance that the cost to the System to obtain these services elsewhere would not exceed the amounts currently payable to the NRTC.

     The System would also be adversely affected by the termination of the NRTC Member Agreements by the NRTC prior to the expiration of their respective terms. If the NRTC Member Agreements are terminated by the NRTC, the System would no longer have the right to provide DIRECTV Services. There can be no assurance that the System would be able to obtain similar DBS services from other sources.

     Both the Hughes Agreement and the NRTC Member Agreements expire when Hughes removes its current satellites from their assigned orbital locations. Although, according to Hughes, the three DirecTv satellites have estimated orbital lives of approximately 15 years from their respective launches in December 1993 and 1994, there can be no assurance as to the longevity of the satellites and thus no assurance as to how long the System will be able to continue to acquire DBS services pursuant to the NRTC Member Agreements.

     While management believes that it will have access to DIRECTV Services following the expiration of the current Hughes Agreement by virtue of the NRTC's right of first refusal in the Hughes Agreement and the System's existing contractual and membership relationship with the NRTC, there can be no assurance that such services will be available to the System from Hughes or the NRTC, and, if available, there can be no assurance with regard to the financial and other terms under which the System could acquire the services.

     The System's DBS business is a new business with a limited operating history. There are numerous risks associated with satellite transmission technology. There can be no assurance as to the longevity of the satellites or that loss, damage, or changes in the satellites will not occur and have a material adverse effect on DirecTv and the System's DBS business.

     DirecTv, and therefore the System, is dependent on third parties to provide high-quality programming that appeals to mass audiences. DirecTv's programming agreements have terms which expire on various dates and different renewal and cancellation provisions. There can be no assurance that any such agreements will be renewed or will not be canceled prior to expiration of their original terms.

     DBS operators, such as DirecTv, are free to set prices and serve subscribers according to their business judgment, without rate of return and other regulation. However, DirecTv is subject to the regulatory jurisdiction of the FCC.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of Washington Electric
Membership Corporation:


     We have audited the accompanying statement of assets and liabilities and accumulated earnings of the DBS OPERATIONS OF NRTC SYSTEM NO. 0073 (an unincorporated division of Washington Electric Membership Corporation) as of December 31, 1996 and the related statements of revenues over expenses and changes in accumulated earnings and cash flows for the year then ended. These financial statements are the responsibility of the System's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the DBS Operations of NRTC System No. 0073 as of December 31, 1996 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


                                        ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 21, 1997

                    DBS OPERATIONS OF NRTC SYSTEM NO. 0073

         STATEMENTS OF ASSETS AND LIABILITIES AND ACCUMULATED EARNINGS
                     DECEMBER 31, 1996 AND MARCH 31, 1997




                                                                         December 31,       March 31,
                                                                             1996             1997
                                                                        --------------   --------------
                                                                                           (Unaudited)
                            ASSETS
CURRENT ASSETS:
 Cash and cash equivalents ..........................................     $   18,811       $   29,742
 Trade accounts receivable, net of allowance for doubtful accounts of
   $14,820 and $0 at December 31, 1996 and March 31, 1997,
   respectively .....................................................        183,444          166,493
 Inventory ..........................................................         44,282           55,025
 Deferred promotional costs, net (Note 2) ...........................         57,533           50,250
                                                                          ----------       ----------
    Total current assets ............................................        304,070          301,510
                                                                          ----------       ----------
PROPERTY AND EQUIPMENT, at cost:
 Furniture and equipment ............................................         16,197           16,197
   Less accumulated depreciation ....................................        (10,798)         (12,148)
                                                                          ----------       ----------
                                                                               5,399            4,049
                                                                          ----------       ----------
LEASED EQUIPMENT, at cost:
 Leased equipment ...................................................        206,066          209,212
 Less accumulated depreciation ......................................        (35,060)         (44,136)
                                                                          ----------       ----------
                                                                             171,006          165,076
                                                                          ----------       ----------
CONTRACT RIGHTS AND OTHER ASSETS (Note 2) ...........................        842,951          816,341
                                                                          ----------       ----------
                                                                          $1,323,426       $1,286,976
                                                                          ==========       ==========
                   LIABILITIES AND ACCUMULATED EARNINGS
CURRENT LIABILITIES:
 Accounts payable ...................................................     $   98,644       $    1,448
 Accrued liabilities ................................................        119,036           70,919
 Related-party payable ..............................................        656,004          704,956
 Unearned revenue ...................................................        209,288          202,837
                                                                          ----------       ----------
    Total current liabilities .......................................      1,082,972          980,160
                                                                          ----------       ----------
OTHER LIABILITIES ...................................................         44,637           44,637
COMMITMENTS AND CONTINGENCIES (Notes 2, 4, and 5)
 ACCUMULATED EARNINGS ...............................................        195,817          262,179
                                                                          ----------       ----------
                                                                          $1,323,426       $1,286,976
                                                                          ==========       ==========

        The accompanying notes are an integral part of these statements.

                    DBS OPERATIONS OF NRTC SYSTEM NO. 0073

                STATEMENTS OF REVENUES OVER EXPENSES AND CHANGE
                            IN ACCUMULATED EARNINGS
      FOR THE YEAR ENDED DECEMBER 31, 1996 AND FOR THE THREE MONTHS ENDED
                                MARCH 31, 1997




                                                                       Three Months
                                                       Year Ended         Ended
                                                      December 31,      March 31,
                                                          1996             1997
                                                     --------------   -------------
                                                                       (Unaudited)
REVENUE:
   Programming revenue. ..........................     $1,605,660        $479,917
   Equipment and installation revenue ............        370,888          74,545
                                                       ----------        --------
   Total revenue. ................................      1,976,548         554,462
                                                       ----------        --------
COST OF REVENUE:
   Programming expense. ..........................        826,714         271,395
   Cost of equipment and installation ............        200,066          51,897
   Service fees ..................................        157,469          51,693
                                                       ----------        --------
      Total cost of revenue. .....................      1,184,249         374,985
                                                       ----------        --------
GROSS PROFIT .....................................        792,299         179,477
                                                       ----------        --------
OPERATING EXPENSES:
   Sales and marketing. ..........................         57,752           3,500
   General and administrative ....................        310,931          72,579
   Depreciation and amortization. ................        143,675          37,036
                                                       ----------        --------
      Total operating expenses ...................        512,358         113,115
                                                       ----------        --------
REVENUES OVER EXPENSES ...........................        279,941          66,362
ACCUMULATED DEFICIT at beginning of year .........        (84,124)        195,817
                                                       ----------        --------
ACCUMULATED EARNINGS at end of year. .............     $  195,817        $262,179
                                                       ==========        ========

        The accompanying notes are an integral part of these statements.

                    DBS OPERATIONS OF NRTC SYSTEM NO. 0073

                           STATEMENTS OF CASH FLOWS
      FOR THE YEAR ENDED DECEMBER 31, 1996 AND FOR THE THREE MONTHS ENDED
                                MARCH 31, 1997




                                                                                             Three Months
                                                                             Year Ended         Ended
                                                                            December 31,      March 31,
                                                                                1996             1997
                                                                           --------------   -------------
                                                                                             (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Revenues over expenses ................................................     $  279,941       $  66,362
                                                                             ----------       ---------
 Adjustments to reconcile revenues over expenses to net cash provided by operating activities:
   Depreciation and amortization .......................................        143,675          10,436
   Amortization of deferred promotional costs. .........................          9,467          26,610
   Changes in operating assets and liabilities:
    Trade accounts receivable, net. ....................................        (82,517)         16,951
    Related-party payable ..............................................       (439,143)         48,952
    Inventory ..........................................................         70,343         (10,743)
    Deferred promotional costs. ........................................        (67,000)          7,283
    Accounts payable. ..................................................         34,392         (97,196)
    Accrued liabilities ................................................         74,401         (48,117)
    Unearned revenue. ..................................................        123,134          (6,451)
                                                                             ----------       ---------
      Total adjustments. ...............................................       (133,248)        (52,275)
                                                                             ----------       ---------
      Net cash provided by operating activities. .......................        146,693          14,087
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of property and equipment. ..................................       (141,022)         (3,156)
                                                                             ----------       ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS. .............................          5,671          10,931
CASH AND CASH EQUIVALENTS at beginning of year .........................         13,140          18,811
                                                                             ----------       ---------
CASH AND CASH EQUIVALENTS at end of year ...............................     $   18,811       $  29,742
                                                                             ==========       =========
SUPPLEMENTAL NONCASH FINANCING ACTIVITY:
 NRTC patronage capital declared. ......................................     $   31,110       $      --
                                                                             ==========       =========

        The accompanying notes are an integral part of these statements.

                    DBS OPERATIONS OF NRTC SYSTEM NO. 0073

                         NOTES TO FINANCIAL STATEMENTS
       DECEMBER 31, 1996 (INFORMATION AS OF MARCH 31, 1997 IS UNAUDITED)

1. Organization and Nature of Business

     The DBS Operations of NRTC System No. 0073 (the "System") is an unincorporated division of Washington Electric Membership Corporation ("Washington EMC"), a Georgia corporation. The System operates the exclusive rights to distribute direct broadcast satellite ("DBS") services ("DIRECTV Services") offered by DirecTv, Inc. ("DirecTv") in certain rural markets in Georgia. The accompanying financial statements present the financial position and excess of revenues over expenses of the System.

     Washington EMC obtained the rights to distribute DIRECTV Services in the System's territory pursuant to an agreement (the "NRTC Member Agreement") with the National Rural Telecommunications Cooperative ("NRTC"). Under the provisions of the NRTC Member Agreement, Washington EMC has the exclusive right to provide DIRECTV Services within certain rural territories in Georgia.

     In March 1997, Washington EMC entered into an asset purchase agreement (the "Agreement") with Digital Television Services of Georgia, LLC ("DTS Georgia"), a subsidiary of DTS Management, LLC ("DTS"). DTS is a subsidiary of Digital Television Services, LLC. The agreement provides that DTS Georgia will purchase Washington EMC's NRTC Member Agreement and other assets used in connection with the System's business, as defined in the Agreement, and will assume certain liabilities of the System, as defined in the Agreement. The purchase price is subject to an adjustment for working capital at the date of closing of the Agreement. The closing of the Agreement occurred in May 1997.

2. Summary of Significant Accounting Policies

Presentation

     The System is not a separate subsidiary of Washington EMC nor has it been operated as a separate division of Washington EMC. The financial statements of the System have been derived from the records of Washington EMC and have been prepared to present its financial position, results of operations, and cash flows on a stand-alone basis. Accordingly, the accompanying financial statements include certain costs and expenses which have been allocated to the System from Washington EMC. The costs and expenses have been allocated to the system based on actual amounts relative to DBS services or percentages as determined by management through an analysis of DBS activity in the applicable accounts. The System's management believes that the methodology used is reasonable. Such allocated expenses may not be indicative of what such expenses would have been had the System been operated as a separate entity.


Revenue Recognition

     The System earns programming revenue by providing DIRECTV Services to its subscribers. Programming revenue includes DIRECTV Services purchased by subscribers in monthly, quarterly, or annual subscriptions; additional premium programming available on an a la carte basis; sports programming available under monthly, annual, or seasonal subscriptions; and movies and events programming available on a pay-per-view basis. Programming purchased on a monthly, quarterly, annual, or seasonal basis, including premium programming, is billed in advance and is recorded as unearned revenue. All programming revenue is recognized when earned.

     Equipment and installation revenue primarily consists of the sale of DSS(R) equipment and accessories and related installation charges. Equipment sales revenue represents the amounts paid by customers to the System and is recognized upon delivery of the equipment. Installation revenue is recognized when the equipment is installed and represents the amounts paid by customers to the System.


Cost of Revenues

     Cost of revenues includes the cost associated with providing DIRECTV Services to the System's subscribers. These costs include the direct wholesale cost of purchasing related programming from DirecTv (through the

                    DBS OPERATIONS OF NRTC SYSTEM NO. 0073

2. Summary of Significant Accounting Policies  -- (Continued)

NRTC [Note 5]); monthly subscriber maintenance fees charged by DirecTv, such as security fees, ground service fees, system authorization fees, and fees for subscriber billings; costs of equipment and installation; and certain subscriber operating costs. Cost of equipment and installation represents the actual cost of the equipment to the System plus the costs to install the equipment.


Inventories

     The System maintains inventories consisting of DSS(R) equipment and related accessories. Inventory is valued at the lower of cost or market, generally on a specific identification basis.


Deferred Promotional Costs

     Deferred promotional costs consist of costs related to a subscriber rebate program sponsored by DirecTv. Under the program, new subscribers who agree to prepay for one year of programming service receive a credit which is applied toward the one year's programming subscription. Subscribers under this program may choose to net the credit on their first bill or pay the full amount and receive a refund from the System for the credit. The System defers both the programming revenue and the cost of this credit and amortizes them over the one-year contract period. In addition, as a part of this program, the System receives $1 per month for up to five years from the NRTC for each subscriber whose account remains active. Such amounts are recorded as a reduction in sales and marketing expense in the accompanying statement of revenues over expenses and change in accumulated earnings.


Property and Equipment and Leased Equipment

     Property and equipment and leased equipment are stated at cost. Major property additions, replacements, and betterments are capitalized, while maintenance and repairs which do not extend the useful lives of these assets are expensed currently. The System leases DSS(R) equipment to subscribers under cancellable operating leases. Depreciation for property and equipment and leased equipment is provided using the straight-line method over the estimated useful lives of the respective assets, ranging from three to six years. Depreciation expense for the year ended December 31, 1996 and for the three months ended March 31, 1997 was $37,235 and $10,426, respectively. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the statement of assets and liabilities and accumulated earnings and any gain or loss is reflected in earnings.


Contract Rights and Other Assets

     Contract rights and other assets consist of the following:




                                      December 31,      March 31,
                                          1996             1997
                                     --------------   -------------
Contract rights ..................     $1,064,414      $1,064,414
Accumulated amortization .........       (266,100)       (292,710)
                                       ----------      ----------
                                          798,314         771,704
NRTC patronage capital ...........         44,637          44,637
                                       ----------      ----------
                                       $  842,951      $  816,341
                                       ==========      ==========

     Contract Rights: Contract rights represent the cost of acquiring rights to distribute DIRECTV Services. Contract rights are being amortized over ten years, the estimated remaining useful life of the satellites operated

                    DBS OPERATIONS OF NRTC SYSTEM NO. 0073

2. Summary of Significant Accounting Policies  -- (Continued)

by DirecTv which provide service under the related contracts. Amortization expense, included in depreciation and amortization in the accompanying statement of revenues over expenses and change in accumulated earnings, for the year ended December 31, 1996 and for the three months ended March 31, 1997 is $106,440 and $26,610, respectively.

     NRTC Patronage Capital: Washington EMC is a voting member of the NRTC with an ownership interest in the NRTC in proportion to its prior patronage. NRTC patronage certificates represent the noncash portion of NRTC patronage income. Under its bylaws, the NRTC declares a patronage dividend of its excess of revenues over expenses each year. Of the total patronage dividend, 20% is paid in cash and is netted against programming expense in the accompanying statement of revenues over expenses and change in accumulated earnings when received. The remaining 80% is distributed in the form of noncash patronage capital, which will be redeemed in cash only at the discretion of the NRTC. The System includes noncash patronage capital as other assets, with an offsetting deferred patronage income amount included in other liabilities in the accompanying statement of assets and liabilities and accumulated earnings. The patronage capital will be recognized as income when cash distributions are declared by the NRTC.


Income Taxes

     The System is not considered a taxable entity for federal and state income tax purposes, as it is a not-for profit-corporation. Accordingly, no provision for income taxes is included in the accompanying financial statements.


Cash and Cash Equivalents

     The System considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The carrying amount approximates fair value due to the relatively short period to maturity of these instruments.


Concentration of Credit Risk

     Concentration of credit risk with respect to accounts receivable is limited due to the large number of subscribers. As a result, at December 31, 1996, management does not believe any significant concentration of credit risk exists.


Long-Lived Assets

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When events or changes in circumstances occur related to long-lived assets, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. Having found no instances whereby the sum of expected future cash flows (undiscounted and without interest charges) was less than the carrying amount of the asset and thus requiring the recognition of an impairment loss, management believes that the long-lived assets in the accompanying statement of assets and liabilities and accumulated earnings are appropriately valued.


Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                    DBS OPERATIONS OF NRTC SYSTEM NO. 0073

3. Related-Party Transactions

     Certain administrative services are performed by Washington EMC on behalf of the System. Costs attributable to these support functions are included in general and administrative expenses in the accompanying statement of revenues over expenses and change in accumulated earnings. The costs allocated to the System were approximately $235,000 and $55,000 for the year ended December 31, 1996 and for the three months ended March 31, 1997, respectively. Such allocations do not necessarily represent actual and/or ongoing expenses of the System.

     Washington EMC either advances funds to or borrows funds from the System. Included in the accompanying statement of assets and liabilities and accumulated earnings is a net payable to Washington EMC representing amounts due for the initial purchase of contract rights and net operating activities as funded by Washington EMC.

4. Commitments and Contingencies

     As part of the NRTC Member Agreements, the System is required to pay certain programming fees based on a minimum number of subscribers (such minimum number of subscribers being equal to up to 5% of the households in the System's Rural DirecTv Market, or up to 3,100 subscribers) and the requirements of certain programming agreements between DirecTv and providers of programming, beginning in the fourth year of operation of the NRTC Member Agreement if the System fails to obtain such minimum number of subscribers prior to such time. The System had achieved the minimum subscriber requirement at December 31, 1996 and is therefore not required to pay such fees.

5. Reliance on DirecTv and the NRTC and Other Matters

     The NRTC has contracted with third parties to provide the NRTC members with certain services, including billing services and centralized remittance processing services. The NRTC bills the System for these services on a monthly basis. These fees are recorded as service fees on the accompanying statements of revenues over expenses and change in accumulated earnings. The NRTC also sells DSS(R) equipment to its members.

     Because the System is, through the NRTC, a distributor of DIRECTV Services, the System would be adversely affected by any material adverse changes in the assets, financial condition, programming, technological capabilities, or services of DirecTv or its parent corporation, Hughes Communication Galaxy, Inc. ("Hughes"), including DirecTv's failure to retain or renew its Federal Communication Commission ("FCC") licenses to transmit radio frequency signals from the orbital slots occupied by its satellites.

     The NRTC is a cooperative organization whose members are engaged in the distribution of telecommunications and other services in predominantly rural areas of the United States. Pursuant to an agreement between the NRTC and Hughes (the "Hughes Agreement") and the NRTC Member Agreements, participating NRTC members acquired the exclusive rights to provide DIRECTV Services to residential and commercial subscribers in certain rural DirecTv markets. In general, upon default by the NRTC under the Hughes Agreement, the System would have the right to acquire DIRECTV Services directly from DirecTv. The NRTC has contracted with third parties to provide the NRTC members with certain services, including billing services and centralized remittance processing services. If the NRTC is unable to provide these services for whatever reason, the System would be required to acquire the services from other sources. There can be no assurance that the cost to the System to obtain these services elsewhere would not exceed the amounts currently payable to the NRTC.

     The System would also be adversely affected by the termination of the NRTC Member Agreements by the NRTC prior to the expiration of their respective terms. If the NRTC Member Agreements are terminated by the NRTC, the System would no longer have the right to provide DIRECTV Services. There can be no assurance that the System would be able to obtain similar DBS services from other sources.

     Both the Hughes Agreement and the NRTC Member Agreements expire when Hughes removes its current satellites from their assigned orbital locations. Although, according to Hughes, the three DirecTv satellites have

                    DBS OPERATIONS OF NRTC SYSTEM NO. 0073

5. Reliance on DirecTv and the NRTC and Other Matters  -- (Continued)

estimated orbital lives of approximately 15 years from their respective launches in December 1993 and 1994, there can be no assurance as to the longevity of the satellites and thus no assurance as to how long the System will be able to continue to acquire DBS services pursuant to the NRTC Member Agreements.

     While management believes that it will have access to DIRECTV Services following the expiration of the current Hughes Agreement by virtue of the NRTC's right of first refusal in the Hughes Agreement and the System's existing contractual and membership relationship with the NRTC, there can be no assurance that such services will be available to the System from Hughes or the NRTC, and, if available, there can be no assurance with regard to the financial and other terms under which the System could acquire the services.

     The System's DBS business is a new business with a limited operating history. There are numerous risks associated with satellite transmission technology. There can be no assurance as to the longevity of the satellites or that loss, damage, or changes in the satellites will not occur and have a material adverse effect on DirecTv and the System's DBS business.

     DirecTv, and therefore the System, is dependent on third parties to provide high-quality programming that appeals to mass audiences. DirecTv's programming agreements have terms which expire on various dates and different renewal and cancellation provisions. There can be no assurance that any such agreements will be renewed or will not be canceled prior to expiration of their original terms.

     DBS operators, such as DirecTv, are free to set prices and serve subscribers according to their business judgment, without rate of return and other regulation. However, DirecTv is subject to the regulatory jurisdiction of the FCC.

                         INDEPENDENT AUDITOR'S REPORT


Partners
Northeast DBS Enterprises, L.P.
 T/A Digital One Television
Williston, Vermont

     We have audited the accompanying balance sheets of NORTHEAST DBS ENTERPRISES, L.P., T/A Digital One Television as of December 31, 1995 and 1994, and the related statements of operations and partners' equity and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northeast DBS Enterprises, L.P., T/A Digital One Television as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                        FISHBEIN & COMPANY, P.C.

Elkins Park, Pennsylvania
February 23, 1996

                        NORTHEAST DBS ENTERPRISES, L.P.
                          T/A DIGITAL ONE TELEVISION

                                BALANCE SHEETS



                                                                             December 31,
                                                                    -------------------------------
                                                                         1995             1994
                                                                    --------------   --------------
                                ASSETS
CURRENT ASSETS
 Cash ...........................................................    $    245,639     $  1,286,240
 Accounts receivable -- Net of allowance for doubtful accounts of
   $12,157 -- 1995 and $3,000 -- 1994 ...........................         361,890          138,116
 Inventory ......................................................         371,795          451,434
 Due from partners ..............................................                           28,315
 Prepaid expenses and other current assets ......................          43,866            2,963
                                                                     ------------     ------------
    Total current assets ........................................       1,023,190        1,907,068
                                                                     ------------     ------------
EQUIPMENT HELD FOR RENTAL .......................................         487,866               --
 Less accumulated depreciation ..................................          97,573               --
                                                                     ------------     ------------
                                                                          390,293               --
                                                                     ------------     ------------
OTHER PROPERTY AND EQUIPMENT ....................................         395,301          256,441
 Less accumulated depreciation and amortization .................         164,395           57,387
                                                                     ------------     ------------
                                                                          230,906          199,054
                                                                     ------------     ------------
FRANCHISE COSTS .................................................       3,624,514        3,624,514
 Less accumulated amortization ..................................         543,676          181,225
                                                                     ------------     ------------
                                                                        3,080,838        3,443,289
                                                                     ------------     ------------
OTHER ASSETS ....................................................
 NRTC patronage capital .........................................          30,649
 Note receivable -- Partner .....................................          35,035           31,850
 Deposits .......................................................           4,040            3,590
 Unamortized organization costs .................................          29,672           19,600
                                                                     ------------     ------------
                                                                           99,396           55,040
                                                                     ------------     ------------
                                                                     $  4,824,623     $  5,604,451
                                                                     ============     ============
                    LIABILITIES AND PARTNERS' EQUITY
CURRENT LIABILITIES
 Current portion of long-term notes payable .....................    $     10,390     $      5,316
 Accounts payable ...............................................         774,650          417,912
 Accrued expenses and other current liabilities .................         474,257           72,661
 Unearned income and customer deposits ..........................         248,104           62,968
                                                                     ------------     ------------
    Total current liabilities ...................................       1,507,401          558,857
                                                                     ------------     ------------
OTHER LIABILITIES ...............................................          30,649               --
                                                                     ------------     ------------
LONG-TERM NOTES PAYABLE -- Net of current portion ...............          16,356            8,980
                                                                     ------------     ------------
COMMITMENTS (Notes 7 and 8)
PARTNERS' EQUITY -- 565.72834 Units -- 1995 and 546.89676
 Units -- 1994
 Capital contributions ..........................................       6,968,080        6,710,087
 Private placement costs ........................................        (263,704)        (244,346)
 Accumulated deficit ............................................      (3,434,159)      (1,429,127)
                                                                     ------------     ------------
                                                                        3,270,217        5,036,614
                                                                     ------------     ------------
                                                                     $  4,824,623     $  5,604,451
                                                                     ============     ============

                       See notes to financial statements.

                        NORTHEAST DBS ENTERPISES, L.P.
                          T/A DIGITAL ONE TELEVISION

                 STATEMENTS OF OPERATIONS AND PARTNERS' EQUITY




                                                    Year Ended December 31,
                                                -------------------------------
                                                     1995             1994
                                                --------------   --------------
OPERATING INCOME
   Programming ..............................    $  2,670,015      $  110,422
   Equipment sales and installation .........       2,025,501         671,122
   Rental ...................................         106,663         144,343
                                                 ------------      ----------
                                                    4,802,179         925,887
                                                 ------------      ----------
DIRECT COSTS
   Programming ..............................       1,611,657          66,405
   Equipment sales and installation .........       1,720,634         566,610
   Rental ...................................          97,573         118,627
                                                 ------------      ----------
                                                    3,429,864         751,642
                                                 ------------      ----------
GROSS PROFIT
   Programming ..............................       1,058,358          44,017
   Equipment sales and installation .........         304,867         104,512
   Rental ...................................           9,090          25,716
                                                 ------------      ----------
                                                    1,372,315         174,245
                                                 ------------      ----------
OPERATING EXPENSES
   Marketing and selling ....................       1,697,782         232,565
   Administrative ...........................       1,223,003         641,015
   Amortization of franchise costs ..........         362,451         181,225
   Depreciation and amortization. ...........         118,151         102,395
                                                 ------------      ----------
                                                    3,401,387       1,157,200
                                                 ------------      ----------
LOSS FROM OPERATIONS ........................      (2,029,072)       (982,955)
                                                 ------------      ----------
OTHER INCOME (EXPENSES)
   Interest income ..........................          41,018          97,212
   Interest expense .........................          (9,478)        (97,545)
   Loan commitment fees .....................          (7,500)             --
                                                 ------------      ----------
                                                       24,040            (333)
                                                 ------------      ----------
NET LOSS ....................................      (2,005,032)       (983,288)
PARTNERS' EQUITY -- BEGINNING ...............       5,036,614       1,108,561
PARTNERS' CAPITAL CONTRIBUTIONS .............         257,993       5,155,687
PRIVATE PLACEMENT COSTS INCURRED ............         (19,358)       (244,346)
                                                 ------------      ----------
PARTNERS' EQUITY -- ENDING ..................    $  3,270,217      $5,036,614
                                                 ============      ==========

                       See notes to financial statements.

                        NORTHEAST DBS ENTERPRISES, L.P.
                          T/A DIGITAL ONE TELEVISION

                           STATEMENTS OF CASH FLOWS




                                                                                       Year Ended December 31,
                                                                                 -----------------------------------
                                                                                        1995               1994
                                                                                 -----------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss ..................................................................     $  (2,005,032)     $   (983,288)
   Adjustments to reconcile net loss to net cash used in operating activities
      Depreciation and amortization of property and equipment ................           204,581            54,028
      Amortization of other assets ...........................................           373,594           229,592
      Amortized discount on notes payable ....................................                --            15,069
      Accrued interest on note receivable -- Partner .........................            (3,185)               --
      Increase in accounts receivable ........................................          (223,774)         (138,116)
      (Increase) decrease in inventory .......................................            79,639          (451,434)
      (Increase) decrease in prepaid expenses and other current assets .......           (41,528)            7,258
      Increase in deposits ...................................................              (450)           (3,590)
      Organization costs incurred ............................................           (20,590)           (2,000)
      Increase in accounts payable, accrued expenses and other current
       liabilities ...........................................................           758,334           319,183
      Increase in unearned income and customer deposits ......................           185,136                --
                                                                                   -------------      ------------
         Net cash used in operating activities ...............................          (693,275)         (953,298)
                                                                                   -------------      ------------
CASH FLOWS FROM INVESTING ACTIVITIES
   (Increase) decrease in due from partners ..................................            28,315            (8,528)
   Purchase of equipment held for rental .....................................          (487,866)
   Purchase of other property and equipment ..................................          (118,658)         (219,537)
   Proceeds from disposition of equipment ....................................                --             2,484
   Franchise costs incurred ..................................................                --          (518,016)
   Decrease in franchise costs payable .......................................                --        (1,082,523)
                                                                                   -------------      ------------
         Net cash used in investing activities ...............................          (578,209)       (1,826,120)
                                                                                   -------------      ------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Principal payments on long-term notes payable .............................            (7,752)           (2,476)
   Principal payments on notes payable -- Other ..............................                --          (513,705)
   Partners' capital contributions ...........................................           257,993         4,454,622
   Private placement costs incurred ..........................................           (19,358)         (178,869)
                                                                                   -------------      ------------
         Net cash provided by financing activities ...........................           230,883         3,759,572
                                                                                   -------------      ------------
NET INCREASE (DECREASE) IN CASH ..............................................        (1,040,601)          980,154
CASH -- BEGINNING ............................................................         1,286,240           306,086
                                                                                   -------------      ------------
CASH -- ENDING ...............................................................     $     245,639      $  1,286,240
                                                                                   =============      ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
 Cash paid during the year for interest ......................................     $       1,983      $    147,220
                                                                                   =============      ============

                       See notes to financial statements.

                        NORTHEAST DBS ENTERPRISES, L.P.
                          T/A DIGITAL ONE TELEVISION

                    STATEMENTS OF CASH FLOWS -- (Continued)
                         YEAR ENDED DECEMBER 31, 1995


SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

     Long-term notes payable of $20,202 and $16,772 were incurred for the purchase of property and equipment during the years ended December 31, 1995 and 1994, respectively.

     During the year ended December 31, 1995, NRTC patronage capital of $30,649 was recorded, representing deferred patronage dividends.

     During the year ended December 31, 1994, the amount due from partners was increased by $20,000 and a note receivable -- partner of $31,850 was issued in connection with the issuance of Partnership Units (recorded as partners' capital contributions).

     During the year ended December 31, 1994, franchise costs of $350,614 were incurred, recorded as a reduction of the note receivable of $140,496 and partners' capital contributions of $210,118.

     During the year ended December 31, 1994, notes payable of $422,063 were converted to Partnership Units (recorded as partners' capital contributions).

     During the year ended December 31, 1994, private placement costs of $17,034 were incurred in connection with the issuance of Partnership Units (recorded as partners' capital contributions).































                       See notes to financial statements.

                        NORTHEAST DBS ENTERPRISES, L.P.
                           T/A DIGITAL ONE TELEVISION

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

1. Summary of Significant Accounting Policies

     A. Organization and Nature of Business

     Northeast DBS Enterprises, L.P. is a limited partnership under the laws of the State of Vermont. The Partnership provides direct broadcast satellite ("DBS") television distribution services and sells related equipment in rural territories franchised in conjunction with the National Rural Telecommunications Cooperative ("NRTC") and DIRECTV, a subsidiary of G.M. Hughes Electronics, Inc. In the normal course of business, the Partnership grants credit to its customers, in the form of accounts receivable, who are located in Vermont and New Hampshire.

     Unearned income on programming contracts is recognized as earned over the term of the contracts.

     The Company also leases certain equipment to customers under four-year cancelable operating leases with rental income reported as earned over the lease term.

     The financial statements include only those assets, liabilities and results of operations which relate to the business of the Partnership. The statements do not include any assets, liabilities, income or expenses attributable to the partners' individual activities.

     B. Use of Estimates

     The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     C. Cash

     The Partnership maintains cash balances at several financial institutions. Accounts at certain institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. Temporary cash balances are invested on a daily basis in a money market fund backed by U.S. Government obligations.

     D. Inventory

     Inventory, consisting of DBS systems and related parts and supplies, is stated at the lower of cost (first-in, first-out method) or market.

     E. Property and Equipment and Depreciation and Amortization

     Property and equipment are stated at cost. Expenditures for additions, renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation or amortization are eliminated from the accounts and the resulting gain or loss is credited or charged to operations. Depreciation and amortization are provided using the straight-line and declining balance methods over the estimated useful lives of the assets.

     F. NRTC Patronage Capital

     The Partnership is an affiliate of the NRTC. While affiliates have no vote, they do have an interest in the NRTC in proportion to their prior patronage. NRTC patronage capital represents the noncash portion of NRTC patronage dividends. Under its bylaws, the NRTC declares a patronage dividend equal to the excess of its revenues over its expenses each year. Of the total patronage dividend, 20% is paid in cash and recognized as income when received and is netted against programming expense in the accompanying statement of operations. The remaining 80% is distributed on the form of noncash patronage capital which will be redeemed in cash only at the discretion of the NRTC, and is recorded as deferred patronage dividends which will be recognized as income only when cash distributions are declared by the NRTC.

                        NORTHEAST DBS ENTERPRISES, L.P.
                           T/A DIGITAL ONE TELEVISION

                         NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1995  -- (Continued)


1. Summary of Significant Accounting Policies  -- (Continued)

     G. Franchise Costs and Amortization


     The Partnership purchased the rights to distribute DBS services in twelve counties in Vermont and two counties in New Hampshire. These rights have been granted by the NRTC under its agreement with DIRECTV. The DBS services which the Partnership distributes are video and audio entertainment and information programming transmitted by a satellite operated by DIRECTV. The franchise costs paid to NRTC are being amortized over the minimum term of the contract with NRTC of ten years.


     H. Private Placement Costs


     Costs incurred in connection with the private placement offering are reflected as a reduction of partners' equity.


     I. Advertising


     Advertising costs are charged to operations when the advertising first takes place.


     J. Income Taxes


     Income taxes are not payable by, or provided for, the Partnership. All tax effects of the Partnership's income or losses are passed through to the partners.


     K. Allocation of Patnership Profits and Losses


     Partnership profits and losses are allocated as follows:


     All losses are allocated 99% to the Limited Partners and 1% to the General Partner.


     All profits are allocated as follows:


     First, 100% to Partners who have previously been allocated losses in proportion to previously allocated losses until each Partner has been allocated profits equal to previously allocated losses.


     Second, 100% to all Partners, pro rata based on the number of Partnership Units ("Units") owned, until each Partner has been allocated $1,000 per year per Unit, cumulatively (the "Preferred Return").

     Third, 80% to all Partners, pro rata based on the number of Units owned, and 20% to the General Partner until each of the Partners has been allocated aggregate profits equal to a 35% per year compounded return on their initial capital contribution (the "Fixed Return").


     After the aggregate allocated profits to each of the Partners exceeds the Fixed Return, net profits will be allocated 65% to all Partners, pro rata based on the number of Units owned, and 35% to the General Partner.


2. Other Property and Equipment



                                                                1995         1994
                                                            -----------   ----------
Demonstration equipment .................................    $ 23,290      $  8,966
Office furniture and equipment ..........................     339,151       220,386
Leasehold improvements ..................................      32,860        27,089
                                                             --------      --------
                                                              395,301       256,441
Less accumulated depreciation and amortization ..........     164,395        57,387
                                                             --------      --------
                                                             $230,906      $199,054
                                                             ========      ========

                        NORTHEAST DBS ENTERPRISES, L.P.
                           T/A DIGITAL ONE TELEVISION

                         NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1995  -- (Continued)


3. Accrued Expenses and Other Current Liabilities


     Accrued expenses and other current liabilities consists of the following:



                                                      1995          1994
                                                  -----------   -----------
Sales taxes payable ...........................    $ 24,062      $ 34,847
Accrued programming fees ......................     144,189        17,000
Accrued payroll and related expenses ..........     115,552            --
Accrued commissions ...........................     131,105         8,500
Other .........................................      59,349        12,314
                                                   --------      --------
                                                   $474,257      $ 72,661
                                                   ========      ========

4. Long-Term Notes Payable



                                                                           1995         1994
                                                                        ----------   ----------
Payable in monthly installments of $537 including interest at 9.5%;
 final payment due in June, 1997; collateralized by related equipment    $ 8,980      $14,296
Payable in monthly installments of $520 including interest at 10.75%;
 final payment due in May, 1999; collateralized by related equipment      17,766           --
                                                                         -------      -------
                                                                          26,746       14,296
Less current portion ................................................     10,390        5,316
                                                                         -------      -------
                                                                         $16,356      $ 8,980
                                                                         =======      =======

     Principal payments on long-term notes payable are due as follows: Year ending December 31, 1996 -- $10,390, 1997 -- $8,195, 1998 -- $5,631 and 1999 --
$2,530.


5. Partners' Equity

     At December 31, 1995 and 1994, warrants are outstanding to purchase 33.81 Units and 31.31 Units, respectively, of the Partnership at prices ranging from $10,000 to $25,000 per Unit. The warrants are exercisable (except as described in Note 7), and expire at various dates from November, 1998, through October, 2000.


6. Major Supplier

     The Partnership purchases substantially all of its programming, inventory and equipment held for rental from NRTC (see Note 1-a).

7. Related Party Transactions


     The note receivable -- partner bears interest at 10%; the principal balance and accrued interest are due on or before July 1, 1997, based on the occurrence of certain events per the agreement.

     At December 31, 1995, the Partnership has a $500,000 line of credit with a company affiliated by common ownership and management; the agreement expires October 1, 1996, and contains an option to extend the agreement for an additional year. Loans outstanding, if any, bear interest at 15%. Interest expense, commitment fees, and financing costs incurred under this agreement were $343, $7,500 and $2,500, respectively, for the year ended December 31, 1995. As part of the agreement, the Partnership issued to the affiliate a warrant to purchase one Unit at a price of $25,000 which is exercisable immediately, and a warrant to purchase 1.5 Units at a price of $25,000 per Unit exercisable as defined in the agreement based on amounts borrowed. If the agreement is extended to October 1, 1997, the Partnership will issue a warrant to purchase two additional Units at a price of $25,000 per Unit exercisable as defined in the agreement.

                        NORTHEAST DBS ENTERPRISES, L.P.
                           T/A DIGITAL ONE TELEVISION

                         NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1995  -- (Continued)


7. Related Party Transactions  -- (Continued)

     Companies affiliated by common ownership and management charge the Partnership for expenses incurred by the Affiliates on behalf of the Partnership. Total expenses of $38,008 and $63,375 were charged to the Partnership for the years ended December 31, 1995 and 1994, respectively.


8. Lease Commitment

     The Partnership leases its office facilities under a noncancelable operating lease expiring in January, 1997; the lease contains a two-year renewal option. Future minimum annual rentals under this lease are as follows:



                  Year Ending
                  December 31,
                 -------------
1996 .........      $34,661
1997 .........        2,896
                    -------
                    $37,557
                    =======

     Rent expense under all operating leases was $39,111 and $44,415 for the years ended December 31, 1995 and 1994, respectively.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners of Northeast DBS Enterprises, L.P.:

     We have audited the accompanying balance sheet of NORTHEAST DBS ENTERPRISES, L.P. (a Vermont limited partnership) as of December 31, 1996 and the related statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northeast DBS Enterprises, L.P. as of December 31, 1996 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                                            ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 21, 1997

                        NORTHEAST DBS ENTERPRISES, L.P.

                                 BALANCE SHEET
                               DECEMBER 31, 1996



                                                            ASSETS
CURRENT ASSETS:
   Cash and cash equivalents ..................................................     $  128,589
   Trade accounts receivable, net of allowance for doubtful accounts of $25,061        887,547
   Due from partners ..........................................................         35,035
   Inventory ..................................................................        268,179
   Other, net (Note 2) ........................................................        341,890
                                                                                    ----------
      Total current assets ....................................................      1,661,240
                                                                                    ----------
PROPERTY AND EQUIPMENT, at cost:
   Furniture and equipment ....................................................        483,793
   Less accumulated depreciation ..............................................       (241,426)
                                                                                    ----------
                                                                                       242,367
                                                                                    ----------
LEASED EQUIPMENT, at cost:
   Leased equipment ...........................................................        934,822
   Less accumulated depreciation ..............................................       (220,932)
                                                                                    ----------
                                                                                       713,890
                                                                                    ----------
CONTRACT RIGHTS AND OTHER ASSETS (Note 2) .....................................      2,967,427
                                                                                    ----------
                                                                                    $5,584,924
                                                                                    ==========
                                         LIABILITIES AND PARTNERS' CAPITAL
CURRENT LIABILITIES:
   Accounts payable ...........................................................     $  932,120
   Accrued liabilities ........................................................        969,781
   Notes payable ..............................................................      1,209,917
   Unearned revenue ...........................................................      1,052,611
                                                                                    ----------
      Total current liabilities ...............................................      4,164,429
                                                                                    ----------
OTHER LIABILITIES .............................................................        140,529
                                                                                    ----------
COMMITMENTS AND CONTINGENCIES (Notes 2, 3, and 5)
PARTNERS' CAPITAL:
   Class A units, 565.72834 units issued and outstanding ......................      1,279,966
   Class B units, 9.5 units issued and outstanding ............................             --
                                                                                    ----------
      Total partners' capital .................................................      1,279,966
                                                                                    ----------
                                                                                    $5,584,924
                                                                                    ==========


       The accompanying notes are an integral part of this balance sheet.

                        NORTHEAST DBS ENTERPRISES, L.P.

                            STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1996



REVENUE:
   Programming revenue ........................     $   6,545,998
   Equipment and installation revenue .........         3,139,093
                                                    -------------
      Total revenue ...........................         9,685,091
                                                    -------------
COST OF REVENUE:
   Programming expense ........................         3,453,667
   Cost of equipment and installation .........         2,399,483
   Service fees ...............................           697,128
                                                    -------------
      Total cost of revenue ...................         6,550,278
                                                    -------------
GROSS PROFIT ..................................         3,134,813
                                                    -------------
OPERATING EXPENSES:
   Sales and marketing ........................         2,804,769
   General and administrative .................         1,570,979
   Depreciation and amortization ..............           592,732
                                                    -------------
      Total operating expenses ................         4,968,480
                                                    -------------
OPERATING LOSS ................................        (1,833,667)
                                                    -------------
OTHER INCOME (EXPENSE):
   Interest expense ...........................          (177,617)
   Other income ...............................            21,033
                                                    -------------
                                                         (156,584)
                                                    -------------
NET LOSS ......................................     $  (1,990,251)
                                                    =============

         The accompanying notes are an integral part of this statement.

                        NORTHEAST DBS ENTERPRISES, L.P.

                   STATEMENT OF CHANGES IN PARTNERS' CAPITAL
                     FOR THE YEAR ENDED DECEMBER 31, 1996




                                                            Limited Partners
                                          General      --------------------------
                                          Partner          Class A       Class B         Total
                                       -------------   --------------   ---------   --------------
BALANCE, December 31, 1995 .........     $  11,195      $  3,259,022       $ --      $  3,270,217
   Net loss ........................       (19,903)       (1,970,348)        --        (1,990,251)
                                         ---------      ------------       ----      ------------
BALANCE, December 31, 1996 .........     $  (8,708)     $  1,288,674       $ --      $  1,279,966
                                         =========      ============       ====      ============

         The accompanying notes are an integral part of this statement.

                        NORTHEAST DBS ENTERPRISES, L.P.

                            STATEMENT OF CASH FLOWS
                     FOR THE YEAR ENDED DECEMBER 31, 1996



CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss .....................................................................     $  (1,990,251)
                                                                                      -------------
   Adjustments to reconcile net loss to net cash used in operating activities:
      Depreciation and amortization .............................................           592,732
      Amortization of capitalized debt costs and debt discount ..................            12,120
      Changes in operating assets and liabilities:
       Accounts receivable, net .................................................          (525,657)
       Inventory ................................................................           103,616
       Other, net ...............................................................          (302,464)
       Accounts payable .........................................................           157,470
       Accrued liabilities ......................................................           495,524
       Unearned revenue .........................................................           804,507
                                                                                      -------------
         Total adjustments ......................................................         1,337,848
                                                                                      -------------
         Net cash used in operating activities ..................................          (652,403)
                                                                                      -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property and equipment and lease equipment, net .................          (439,231)
   Increase in amounts due from partners ........................................                --
                                                                                      -------------
         Net cash used in investing activities ..................................          (439,231)
                                                                                      -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of notes payable ......................................         1,285,000
   Repayment of notes payable ...................................................          (205,299)
   Other assets .................................................................          (105,117)
                                                                                      -------------
         Net cash provided by financing activities ..............................           974,584
                                                                                      -------------
NET DECREASE IN CASH AND CASH EQUIVALENTS .......................................          (117,050)
CASH AND CASH EQUIVALENTS at beginning of year ..................................           245,639
                                                                                      -------------
CASH AND CASH EQUIVALENTS at end of year ........................................     $     128,589
                                                                                      =============
SUPPLEMENTAL NONCASH FINANCING ACTIVITY:
   NRTC patronage capital declared ..............................................     $     103,470
                                                                                      =============
SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid for interest .......................................................     $     127,531
                                                                                      =============


         The accompanying notes are an integral part of this statement.

                        NORTHEAST DBS ENTERPRISES, L.P.

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

1. Organization and Nature of Business

     Northeast DBS Enterprises, L.P. (the "Partnership") (d.b.a. Digital One Television) is a limited partnership organized in Vermont. The Partnership was formed on January 1, 1993 to acquire and operate rights to distribute direct broadcast satellite ("DBS") services ("DIRECTV Services") offered by DirecTv, Inc. ("DirecTv"). The Partnership is a continuation of a general partnership which was known as Northeast DBS Enterprises.

     The Partnership shall continue until terminated in accordance with provisions defined in the partnership agreement. The Partnership has a general partner in addition to its limited partners. The limited partners may not take part in the management of the Partnership and are not liable for any debts, obligations or losses of the Partnership in excess of their capital contributions and their shares of the undistributed profits.

     The partnership agreement provides that net losses are allocated 99% to the limited partners and 1% to the general partner; however, no net losses will be allocated to a limited partner in excess of the balance of the limited partner's capital account. Profits are allocated (1) first to those partners (the general and limited partners collectively) who have previously been allocated losses in proportion to the excess of the amount of such losses previously allocated to each partner over the profits previously allocated to each partner until the aggregate amount of profits allocated equal the aggregate amount of allocated losses; (2) next, 100% to the partners pro rata in accordance with the number of units owned until aggregate profits have been allocated equal $1,000 per unit per year; (3) next, 80% to the partners, pro rata in accordance with the number of units owned by the partners and 20% to the general partner until each of the partners has been allocated for the current year and all prior years aggregate profits equal to 35% per year compounded return on their initial capital contribution (the "Fixed Return"); and (4) finally, after the aggregate of all profits allocated to the partners exceeds the Fixed Return, 65% to the Partners on a pro rata basis in accordance with the number of units owned by the partners and 35% to the general partner.

     The Partnership obtained the rights to distribute DIRECTV Services in certain rural markets in Vermont and New Hampshire pursuant to agreements (the "NRTC Member Agreements") with the National Rural Telecommunications Cooperative ("NRTC") in exchange for approximately $3.6 million.

     In November 1996, the Partnership entered into an asset purchase agreement (the "Agreement") with DTS Management, LLC ("DTS"), which was subsequently amended by an amendment dated February 11, 1997 by and among the Partnership, DTS and Digital Television Services of Vermont, LLC ("DTS Vermont"), a subsidiary of DTS. DTS is a subsidiary of Digital Television Services, LLC. The Agreement provides that DTS Vermont will purchase the Partnership's NRTC Member Agreement and other assets used in connection with the Partnership's business, as defined in the Agreement, and will assume certain liabilities of the Partnership, as defined in the Agreement. The purchase price is subject to an adjustment based on the number of subscribers and working capital at the date of closing of the Agreement.

2. Summary of Significant Accounting Policies


Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Revenue Recognition

     The Partnership earns programming revenue by providing DIRECTV Services to its subscribers. Programming revenue includes DIRECTV Services purchased by subscribers in monthly, quarterly, or annual subscriptions; additional premium programming available on an a la carte basis; sports programming available under

                        NORTHEAST DBS ENTERPRISES, L.P.

                               DECEMBER 31, 1996

2. Summary of Significant Accounting Policies  -- (Continued)

monthly, annual, or seasonal subscriptions; and movies and events programming, including premium programming, available on a pay-per-view basis. Programming purchased on a monthly, quarterly, annual, or seasonal basis is billed in advance and is recorded as unearned revenue. All programming revenue is recognized when earned.

     Equipment and installation revenue primarily consists of the sale of DSS(R) equipment and accessories and related installation charges. Equipment sales revenue is recognized upon delivery of the equipment to the customer. Installation revenue is recognized when the equipment is installed and represents the amount paid by the customer.


Cost of Revenues

     Cost of revenues includes the cost associated with providing DIRECTV Services to the Partnership's subscribers. These costs include the direct wholesale cost of purchasing related programming from DirecTv (through the NRTC [Note 5]); monthly subscriber maintenance fees charged by DirecTV, such as security fees, ground service fees, system authorization fees, and fees for subscriber billings; costs of equipment and installation; and certain subscriber operating costs. Costs of equipment and installation represents the actual cost of the equipment to the Partnership plus the costs to install the equipment.


Cash and Cash Equivalents

     The Partnership considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The carrying amount approximates fair value due to the relatively short period to maturity of these instruments.


Inventories

     The Partnership maintains inventories consisting of DSS(R) equipment and related accessories. Inventory is valued at the lower of cost or market, generally on a specific identification basis.


Other Current Assets

     Other current assets consist of the following at December 31, 1996:


  Deferred promotional costs, net. ...........    $310,667
  Other ......................................      31,223
                                                  --------
                                                  $341,890
                                                  ========

     Deferred promotional costs consist of costs related to a subscriber rebate program sponsored by DirecTv. Under the program, new subscribers who agree to prepay for one year of programming service receive a credit which is applied toward the one year's programming subscription. Subscribers under this program may choose to net the credit on their first bill or pay the full amount and receive a refund from the Partnership for the credit. The Partnership defers both the programming revenue and the cost of credit and amortizes them over the one-year contract period. In addition, as a part of this program, the Partnership receives $1 per month up to five years from the NRTC for each subscriber whose account remains active. Such amounts are recorded as received as a reduction in selling expenses in the accompanying statement of operations.



Property and Equipment and Leased Equipment

     Property and equipment and leased equipment are stated at cost. Major property additions, replacements, and betterments are capitalized, while maintenance and repairs which do not extend the useful lives of these

                        NORTHEAST DBS ENTERPRISES, L.P.

                               DECEMBER 31, 1996

2. Summary of Significant Accounting Policies  -- (Continued)

assets are expensed currently. Depreciation for property and equipment and leased equipment is provided using the straight-line method over the estimated useful lives of the respective assets, ranging from three to seven years. Depreciation expense for the year ended December 31, 1996 was $219,763. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is reflected in earnings.

     At December 31, 1996, future minimum rental revenues to be received from operating leases of DSS(R) equipment are due as follows:


  1997 ...........   $  411,742
  1998 ...........      403,821
  1999 ...........      327,002
  2000 ...........       67,754
                     ----------
                     $1,210,319
                     ==========

Contract Rights and Other Assets


     Contract rights and other assets consist of the following at December 31, 1996:


  Contract rights ....................    $3,624,514
  Organization costs .................        34,292
                                          ----------
                                           3,658,806
  Accumulated amortization ...........      (939,563)
                                          ----------
                                           2,719,243
  NRTC patronage capital .............       140,529
  Debt issuance costs, net ...........       103,215
  Other ..............................         4,440
                                          ----------
                                          $2,967,427
                                          ==========


     Contract Rights: Contract rights represent the cost of acquiring rights to distribute DIRECTV Services. Contract rights are being amortized over ten years, the estimated remaining useful life of the satellites operated by DirecTv which provide service under the related contracts. Amortization expense, included in depreciation and amortization in the accompanying statement of operations, for the year ended December 31, 1996 was $362,451. Accumulated amortization at December 31, 1996 was $906,127.

     Organization Costs: Organization costs are costs associated with the formation of the Partnership and are being amortized over five years. Amortization expense, included in depreciation and amortization in the accompanying statement of operations, for the year ended December 31, 1996 was $10,518. Accumulated amortization at December 31, 1996 was $33,436.


     Debt Issuance Costs: Debt issuance costs are amortized over the term of the related long-term debt facility. Amortization expense, included in interest expense in the accompanying statement of operations, for the year ended December 31, 1996 was $12,120 and accumulated amortization at December 31, 1996 was $12,120.


     NRTC Patronage Capital: The Partnership is an affiliate of the NRTC. While affiliates have no vote, they do have an interest in the NRTC in proportion to their prior patronage. NRTC patronage capital represents the noncash portion of NRTC patronage income. Under its bylaws, the NRTC declares a patronage dividend of its excess of revenues over expenses each year. Of the total patronage dividend, 20% is paid in cash and is recognized as income when received and is netted against programming expense in the accompanying statement of

                        NORTHEAST DBS ENTERPRISES, L.P.

                               DECEMBER 31, 1996

2. Summary of Significant Accounting Policies  -- (Continued)

operations. The remaining 80% is distributed in the form of noncash patronage capital, which will be redeemed in cash only at the discretion of the NRTC. The Partnership includes noncash patronage capital as other assets, with an offsetting deferred patronage income amount included in other liabilities in the accompanying balance sheet. The patronage capital will be recognized as income when cash distributions are declared by the NRTC.


Accrued Liabilities

     Accrued liabilities consist of the following at December 31, 1996:


  Accrued programming expense ...........    $325,462
  Accrued salaries and wages ............     251,128
  Accrued commissions ...................     132,717
  Other .................................     260,474
                                             --------
                                             $969,781
                                             ========

Income Taxes

     The Partnership is not considered a taxable entity for federal and state income tax purposes. All taxable income or loss is allocated to the partners in accordance with the terms of the partnership agreement. Accordingly, no provision for income taxes is included in the accompanying financial statements.


Concentration of Credit Risk

     Concentration of credit risk with respect to accounts receivable is limited due to the large number of subscribers. As a result, at December 31, 1996, management does not believe any significant concentration of credit risk exists.


Long-Lived Assets

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When events or changes in circumstances occur related to long-lived assets, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. Having found no instances whereby the sum of expected future cash flows (undiscounted and without interest charges) was less than the carrying amount of the asset and thus requiring the recognition of an impairment loss, management believes that the long-lived assets in the accompanying balance sheet are appropriately valued.

3. Commitments and Contingencies


Leases

     The Partnership leases office and warehouse space and certain equipment under noncancelable operating leases which expire through 1999. Future minimum lease payments for noncancelable operating leases in effect at December 31, 1996 are as follows:


  1997 ..........................................    $46,430
  1998 ..........................................     38,211
  1999 ..........................................      2,958
                                                     -------
  Total future minimum lease payments ...........    $87,599
                                                     =======

                        NORTHEAST DBS ENTERPRISES, L.P.

                               DECEMBER 31, 1996

3. Commitments and Contingencies  -- (Continued)

     Rental expense charged to general and administrative expenses in the accompanying statement of operations for the year ended December 31, 1996 totaled $34,760.


Warrants


     The Partnership has issued warrants to purchase 34.31 partnership units at prices ranging from $10,000 to $25,000 per unit at December 31, 1996, no warrants had been exercised.


NRTC


     As part of the NRTC Member Agreements, the Partnership is required to pay certain programming fees based on a minimum number of subscribers (such minimum number of subscribers being equal to up to 5% of the households in the Partnership's Rural DirecTv Market, or up to 10,168 subscribers) and the requirements of certain programming agreements between DirecTv and providers of programming, beginning in the fourth year of operation of the NRTC Member Agreement if the Partnership fails to obtain such minimum number of subscribers prior to such time. The Partnership has achieved the minimum subscriber requirement at December 31, 1996 and is therefore not required to pay such fees.


Litigation


     The Partnership is involved in certain litigation arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Partnership's financial position or results of operations.


4. Notes Payable


     In October 1995, the Partnership entered into a credit agreement with one of its limited partners providing for borrowings up to $500,000 through October 1, 1996 with interest at 15%. No borrowings were made under this agreement; however, the limited partner was given warrants related to this agreement. No warrants were exercised under this agreement. The Partnership paid commitment fees of $22,500 to the limited partner under this agreement during 1996.


     In August 1996, the Partnership entered into a loan agreement with a bank in the form of a $500,000 line of credit ("LOC") and a $500,000 overline credit facility ("OL Facility"). No borrowings were outstanding under the OL Facility at year-end. Borrowings outstanding under the LOC at December 31, 1996 were $434,900 and bear interest at 10.25%. Borrowings under the LOC became current at year-end due to the pending change in ownership under the Agreement (Note
1). As part of the LOC and OL Facility, the Company issued warrants to the bank which can be exercised for 2 partnership units at a price of $25,000 per unit. No warrants had been exercised at December 31, 1997 (Note 3).


     The Partnership obtained a $750,000 loan from a financing company at an interest rate of 18%. Outstanding borrowings under this agreement were $655,180 at December 31, 1996. As part of this agreement, the Partnership also discounted certain subscriber equipment leases with the financing company. Subsequent to year-end, the Partnership repaid $758,650 to the financing company, representing the outstanding loan balance as well as the settlement of the outstanding leases. The lease liability of $103,470 is also included in notes payable at December 31, 1996.


     At December 31, 1996, the Partnership also had $16,367 in outstanding notes payable with interest rates ranging from 9.5% to 10.75% and payable in monthly installments.

                        NORTHEAST DBS ENTERPRISES, L.P.

                               DECEMBER 31, 1996

4. Notes Payable  -- (Continued)

     All outstanding notes payable and lease obligations are included as current liabilities in the accompanying balance sheet. The carrying amount of notes payable approximates fair value due to the relatively short period to maturity of these instruments.

5. Reliance on DirecTv and the NRTC and Other Matters


     The NRTC has contracted with third parties to provide the NRTC members with certain services, including billing services and centralized remittance processing services. The NRTC bills the Partnership for these services on a monthly basis. These fees are recorded as service fees in the accompanying statement of operations. The NRTC also sells DSS(R) equipment to its members.

     Because the Partnership is, through the NRTC, a distributor of DIRECTV Services, the Partnership would be adversely affected by any material adverse changes in the assets, financial condition, programming, technological capabilities, or services of DirecTv or its parent corporation, Hughes Communication Galaxy, Inc. ("Hughes"), including DirecTv's failure to retain or renew its Federal Communication Commission ("FCC") licenses to transmit radio frequency signals from the orbital slots occupied by its satellites.

     The NRTC is a cooperative organization whose members are engaged in the distribution of telecommunications and other services in predominantly rural areas of the United States. Pursuant to an agreement between the NRTC and Hughes (the "Hughes Agreement") and the NRTC Member Agreements, participating NRTC members acquired the exclusive rights to provide DIRECTV Services to residential and commercial subscribers in certain rural DirecTv markets. In general, upon default by the NRTC under the Hughes Agreement, the Partnership would have the right to acquire DIRECTV Services directly from DirecTv. The NRTC has contracted with third parties to provide the NRTC members with certain services, including billing services and centralized remittance processing services. If the NRTC is unable to provide these services for whatever reason, the Partnership would be required to acquire the services from other sources. There can be no assurance that the cost to the Partnership to obtain these services elsewhere would not exceed the amounts currently payable to the NRTC.

     The Partnership would also be adversely affected by the termination of the NRTC Member Agreements by the NRTC prior to the expiration of their respective terms. If the NRTC Member Agreements are terminated by the NRTC, the Partnership would no longer have the right to provide DIRECTV Services. There can be no assurance that the Partnership would be able to obtain similar DBS services from other sources.

     Both the Hughes Agreement and the NRTC Member Agreements expire when Hughes removes its current satellites from their assigned orbital locations. Although, according to Hughes, the three DirecTv satellites have estimated orbital lives of approximately 15 years from their respective launches in December 1993 and 1994, there can be no assurance as to the longevity of the satellites and thus no assurance as to how long the Partnership will be able to continue to acquire DBS services pursuant to the NRTC Member Agreements.

     While the Partnership believes that it will have access to DIRECTV Services following the expiration of the current Hughes Agreement by virtue of the NRTC's right of first refusal in the Hughes Agreement and the Partnership's existing contractual and membership relationship with the NRTC, there can be no assurance that such services will be available to the Partnership from Hughes or the NRTC; and, if available, there can be no assurance with regard to the financial and other terms under which the Partnership could acquire the services.

     The Partnership's DBS business is a new business with a limited operating history. There are numerous risks associated with satellite transmission technology. There can be no assurance as to the longevity of the satellites or that loss, damage, or changes in the satellites will not occur and have a material adverse effect on DirecTv and the Partnership's DBS business.

     DirecTv, and therefore the Partnership, is dependent on third parties to provide high-quality programming that appeals to mass audiences. DirecTv's programming agreements have terms which expire on various dates and different renewal and cancellation provisions. There can be no assurance that any such agreements will be renewed or will not be canceled prior to expiration of their original terms.

     DBS operators, such as DirecTv, are free to set prices and serve subscribers according to their business judgment, without rate of return and other regulation. However, DirecTv is subject to the regulatory jurisdiction of the FCC.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Pee Dee
Electricom, Inc.:

     We have audited the accompanying statements of assets and liabilities and accumulated deficit of the DBS OPERATIONS OF NRTC SYSTEM NO. 0001 (an unincorporated division of Pee Dee Electricom, Inc., a South Carolina corporation) as of December 31, 1995 and November 26, 1996 and the related statements of expenses over revenues and changes in accumulated deficit and cash flows for the year ended December 31, 1995 and for the period from January 1, 1996 through November 26, 1996. These financial statements are the responsibility of the System's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the DBS Operations of NRTC System No. 0001 as of December 31, 1995 and November 26, 1996 and the results of its operations and its cash flows for the year ended December 31, 1995 and for the period from January 1, 1996 through November 26, 1996 in conformity with generally accepted accounting principles.

                                                            ARTHUR ANDERSEN LLP

Atlanta, Georgia
March 4, 1997

                    DBS OPERATIONS OF NRTC SYSTEM NO. 0001

         STATEMENTS OF ASSETS AND LIABILITIES AND ACCUMULATED DEFICIT
                    DECEMBER 31, 1995 AND NOVEMBER 26, 1996




                                                                              1995             1996
                                                                         --------------   --------------
                                                        ASSETS
CURRENT ASSETS:
   Cash and cash equivalents .........................................     $  114,485       $  166,325
   Trade accounts receivable net of allowance for doubtful accounts of
    $5,200 and $17,396 at December 31, 1995 and November 26, 1996,
    respectively .....................................................        147,506          306,305
   Inventory .........................................................        155,425           51,758
   Deferred promotional costs, net (Note 2) ..........................             --           39,000
                                                                           ----------       ----------
      Total current assets ...........................................        417,416          563,388
                                                                           ----------       ----------
PROPERTY AND EQUIPMENT, at cost:
   Furniture and equipment ...........................................          6,636           19,441
   Less accumulated depreciation .....................................         (2,262)          (6,394)
                                                                           ----------       ----------
                                                                                4,374           13,047
                                                                           ----------       ----------
CONTRACT RIGHTS AND OTHER ASSETS (Note 2) ............................      1,515,920        1,371,940
                                                                           ----------       ----------
                                                                           $1,937,710       $1,948,375
                                                                           ==========       ==========
                                      LIABILITIES AND ACCUMULATED DEFICIT
CURRENT LIABILITIES:
   Accounts payable ..................................................     $  247,227       $  186,027
   Accrued liabilities ...............................................         17,449           13,685
   Related-party payable .............................................      1,757,438        1,757,438
   Unearned revenue ..................................................         76,755          171,899
                                                                           ----------       ----------
      Total current liabilities ......................................      2,098,869        2,129,049
                                                                           ----------       ----------
OTHER LIABILITIES ....................................................          7,450           24,572
                                                                           ----------       ----------
COMMITMENTS AND CONTINGENCIES (Notes 2, 4, and 5)
ACCUMULATED DEFICIT ..................................................       (168,609)        (205,246)
                                                                           ----------       ----------
                                                                           $1,937,710       $1,948,375
                                                                           ==========       ==========

        The accompanying notes are an integral part of these statements

                    DBS OPERATIONS OF NRTC SYSTEM NO. 0001

                     STATEMENTS OF EXPENSES OVER REVENUES
                  AND CHANGES IN ACCUMULATED DEFICIT FOR THE
   YEAR ENDED DECEMBER 31, 1995 AND THE PERIOD FROM JANUARY 1, 1996 THROUGH
                               NOVEMBER 26, 1996




                                                             1995             1996
                                                       ---------------   --------------
REVENUE:
   Programming revenue .............................     $   626,029      $ 1,442,380
   Equipment and installation revenue ..............         386,519          161,474
                                                         -----------      -----------
      Total revenue ................................       1,012,548        1,603,854
                                                         -----------      -----------
COST OF REVENUE:
   Programming expense .............................         293,071          727,843
   Cost of equipment and installation ..............         317,205          164,689
   Service fees ....................................          56,039          113,253
                                                         -----------      -----------
      Total cost of revenue ........................         666,315        1,005,785
                                                         -----------      -----------
GROSS PROFIT .......................................         346,233          598,069
                                                         -----------      -----------
OPERATING EXPENSES:
   Sales and marketing .............................          64,084          110,926
   General and administrative ......................         181,950          358,546
   Depreciation and amortization ...................         177,275          165,234
                                                         -----------      -----------
      Total operating expenses .....................         423,309          634,706
                                                         -----------      -----------
EXPENSES OVER REVENUES .............................         (77,076)         (36,637)
ACCUMULATED DEFICIT at beginning of period .........         (91,533)        (168,609)
                                                         -----------      -----------
ACCUMULATED DEFICIT at end of period ...............     $  (168,609)     $  (205,246)
                                                         ===========      ===========

        The accompanying notes are an integral part of these statements.

                    DBS OPERATIONS OF NRTC SYSTEM NO. 0001

                           STATEMENTS OF CASH FLOWS
                     FOR THE YEAR ENDED DECEMBER 31, 1995
         AND THE PERIOD FROM JANUARY 1, 1996 THROUGH NOVEMBER 26, 1996




                                                                               1995             1996
                                                                          --------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Expenses over revenues .............................................     $  (77,076)      $  (36,637)
                                                                            ----------       ----------
   Adjustments to reconcile expenses over revenues to net cash provided by operating activities:
      Depreciation and amortization ...................................        177,275          165,234
      Amortization of deferred promotional costs ......................             --            7,800
      Changes in operating assets and liabilities:
         Trade accounts receivable, net ...............................       (115,007)        (158,799)
         Inventory ....................................................        145,296          103,667
         Deferred promotional costs ...................................             --          (46,800)
         Accounts payable .............................................       (102,138)         (61,200)
         Accrued liabilities ..........................................         12,405           (3,764)
         Unearned revenue .............................................         69,948           95,144
                                                                            ----------       ----------
            Total adjustments .........................................        187,779          101,282
                                                                            ----------       ----------
            Net cash provided by operating activities .................        110,703           64,645
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property and equipment ................................           (198)         (12,805)
                                                                            ----------       ----------
NET INCREASE IN CASH AND CASH EQUIVALENTS .............................        110,505           51,840
CASH AND CASH EQUIVALENTS at beginning of period ......................          3,980          114,485
                                                                            ----------       ----------
CASH AND CASH EQUIVALENTS at end of period ............................     $  114,485       $  166,325
                                                                            ==========       ==========
SUPPLEMENTAL NONCASH FINANCING ACTIVITY:
   NRTC patronage capital declared ....................................     $    7,450       $   17,122
                                                                            ==========       ==========


        The accompanying notes are an integral part of these statements.

                    DBS OPERATIONS OF NRTC SYSTEM NO. 0001

                         NOTES TO FINANCIAL STATEMENTS
                    DECEMBER 31, 1995 AND NOVEMBER 26, 1996

1. Organization and Nature of Business

     The DBS Operations of NRTC System No. 0001 (the "System") is an unincorporated division of Pee Dee Electricom, Inc. ("Pee Dee"), a South Carolina corporation. Pee Dee is a wholly-owned subsidiary of Pee Dee Electric Cooperative, Inc. ("Pee Dee EC"), a South Carolina cooperative association (Pee Dee and Pee Dee EC collectively referred to as the "Sellers"). The System operates the exclusive rights to distribute direct broadcast satellite ("DBS") services ("DIRECTV Services") offered by DirecTv, Inc. ("DirecTv") in certain rural markets in South Carolina. The accompanying financial statements present the financial position and excess of expenses over revenues of the System.

     The Sellers obtained the rights to distribute DIRECTV Services in the System's territory pursuant to an agreement (the "NRTC Member Agreement") with the National Rural Telecommunications Cooperative ("NRTC"). Under the provisions of the NRTC Member Agreement, Pee Dee has the exclusive right to provide DIRECTV Services within certain rural territories in South Carolina.

     In October 1996, the Sellers entered into an asset purchase agreement (the "Agreement") with Digital Television Services of South Carolina I, LLC ("DTS SCI"), a subsidiary of DTS Management, LLC ("DTS"). DTS is a subsidiary of Digital Television Services, LLC. The agreement provides that DTS SCI will purchase Pee Dee's NRTC Member Agreement and other assets used in connection with the System's business, as defined in the Agreement, and will assume certain liabilities of the System, as defined in the Agreement. The purchase price was subject to an adjustment for working capital at the date of closing of the Agreement and new subscribers acquired by the Sellers between November 1, 1996 through the date of the closing of the Agreement. The closing date of the Agreement was November 26, 1996.

2. Summary of Significant Accounting Policies

Presentation

     The System is not a separate subsidiary of Pee Dee nor has it been operated as a separate division of Pee Dee. The financial statements of the System have been derived from the records of Pee Dee and have been prepared to present its financial position, excess of expenses over revenues, and cash flows on a stand-alone basis. Accordingly, the accompanying financial statements include certain costs and expenses which have been allocated to the System from Pee Dee EC. The costs and expenses have been allocated to the system based on actual amounts relative to DBS services or percentages as determined by management through an analysis of DBS activity in the applicable accounts. The System's management believes that the methodology used is reasonable. Such allocated expenses may not be indicative of what such expenses would have been had the System been operated as a separate entity.


Revenue Recognition

     The System earns programming revenue by providing DIRECTV Services to its subscribers. Programming revenue includes DIRECTV Services purchased by subscribers in monthly, quarterly, or annual subscriptions; additional premium programming available on an a la carte basis; sports programming available under monthly, annual, or seasonal subscriptions; and movies and events programming available on a pay-per-view basis. Programming purchased on a monthly, quarterly, annual, or seasonal basis, including premium programming, is billed in advance and is recorded as unearned revenue. All programming revenue is recognized when earned.

     Equipment and installation revenue primarily consists of the sale of DSS(R) equipment and accessories and related installation charges. Equipment sales revenue represents amounts paid by customers to the System and is recognized upon delivery of the equipment. Installation revenue is recognized when the equipment is installed and represents the amounts paid by customers to the System.

                    DBS OPERATIONS OF NRTC SYSTEM NO. 0001

2. Summary of Significant Accounting Policies  -- (Continued)

Cost of Revenues

     Cost of revenues includes the cost associated with providing DIRECTV Services to the System's subscribers. These costs include the direct wholesale cost of purchasing related programming from DirecTv (through the NRTC [Note 5]); monthly subscriber maintenance fees charged by DirecTv, such as security fees, ground service fees, system authorization fees, and fees for subscriber billings; costs of equipment and installation; and certain subscriber operating costs. Cost of equipment and installation represents the actual cost of the equipment to the System plus the costs to install the equipment.


Inventories

     The System maintains inventories consisting of DSS(R) equipment and related accessories. Inventory is valued at the lower of cost or market, generally on a specific identification basis.


Deferred Promotional Costs

     Deferred promotional costs consist of costs deferred under a subscriber rebate program sponsored by DirecTv. Under the program, new subscribers who agree to prepay for one year of programming service receive a credit which is applied toward the one-year's programming subscription. Subscribers under this program may choose to net the credit on their first bill or pay the full amount and receive a refund from the System for the credit. The System defers both the program revenue and the cost of this credit and amortizes them over the one-year contract period. In addition, as a part of this program, the System receives $1 per month from DirecTv for each customer for each month the subscriber remains an active subscriber up to five years. Such amounts are recorded as a reduction in sales and marketing expense in the accompanying statements of expenses over revenues and changes in accumulated deficit.


Property and Equipment

     Property and equipment are stated at cost. Major property additions, replacements, and betterments are capitalized, while maintenance and repairs which do not extend the useful lives of these assets are expensed currently. Depreciation for property and equipment is provided using the straight-line method over the estimated useful lives of the respective assets, ranging from three to five years. Depreciation expense for the year ended December 31, 1995 and for the period from January 1, 1996 through November 26, 1996 was $1,531 and $4,132, respectively. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the statements of assets and liabilities and accumulated deficit and any gain or loss is reflected in earnings.


Contract Rights and Other Assets

     Contract rights and other assets consist of the following at December 31, 1995 and November 26, 1996:




                                           1995            1996
                                      -------------   -------------
Contract rights ...................    $1,757,438      $1,757,438
Accumulated amortization ..........      (248,968)       (410,070)
                                       ----------      ----------
                                        1,508,470       1,347,368
NRTC patronage capital ............         7,450          24,572
                                       ----------      ----------
                                       $1,515,920      $1,371,940
                                       ==========      ==========

     Contract Rights: Contract rights represent the cost of acquiring rights to distribute DIRECTV Services. Contract rights are being amortized over ten years, the estimated remaining useful life of the satellites operated

                    DBS OPERATIONS OF NRTC SYSTEM NO. 0001

2. Summary of Significant Accounting Policies  -- (Continued)

by DirecTv which provide service under the related contracts. Amortization expense, included in depreciation and amortization in the accompanying statements of expenses over revenues and changes in accumulated deficit, for the year ended December 31, 1995 and for the period from January 1, 1996 through November 26, 1996 was $175,744 and $161,102, respectively.

     NRTC Patronage Capital: Pee Dee EC is a voting member of the NRTC with an ownership interest in the NRTC in proportion to its prior patronage. NRTC patronage certificates represent the noncash portion of NRTC patronage income. Under its bylaws, the NRTC declares a patronage dividend of its excess of revenues over expenses each year. Of the total patronage dividend, 20% is paid in cash and is recognized as income when received and is netted against programming expense in the accompanying statement of expenses over revenues and changes in accumulated deficit. The remaining 80% is distributed in the form of noncash patronage capital, which will be redeemed in cash only at the discretion of the NRTC. The System includes noncash patronage capital as other assets, with an offsetting deferred patronage income amount included in other liabilities in the accompanying statements of assets and liabilities and accumulated deficit. The patronage capital will be recognized as income when cash distributions are declared by the NRTC.


Income Taxes

     Pee Dee, and thus the System, is not considered a taxable entity for federal and state income tax purposes as it is a not-for-profit corporation. Accordingly, no provision for income taxes is included in the accompanying financial statements.


Cash and Cash Equivalents

     The System considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The carrying amount approximates fair value due to the relatively short period to maturity of these instruments.


Concentration of Credit Risk

     Concentration of credit risk with respect to accounts receivable is limited due to the large number of subscribers. As a result, at November 26, 1996, management does not believe any significant concentration of credit risk exists.


Long-Lived Assets

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When events or changes in circumstances occur related to long-lived assets, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. Having found no instances whereby the sum of expected future cash flows (undiscounted and without interest charges) was less than the carrying amount of the asset and thus requiring the recognition of an impairment loss, management believes that the long-lived assets in the accompanying statements of assets and liabilities and accumulated deficit are appropriately valued.


Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                    DBS OPERATIONS OF NRTC SYSTEM NO. 0001

3. Related-Party Transactions


     Certain administrative services are performed by Pee Dee EC on behalf of the System. Costs attributable to these support functions are included in general and administrative expenses in the accompanying statements of expenses over revenues and changes in accumulated deficit. The costs allocated to the System were approximately $64,000 and $124,000 for the year ended December 31, 1995 and the period from January 1, 1996 through November 26, 1996, respectively. Such allocations do not necessarily represent actual and/or ongoing expenses of the System.


     Pee Dee EC either advances funds to or borrows funds from the System. Included in the accompanying statements of assets and liabilities and accumulated deficit is a net payable to Pee Dee EC representing amounts due for the initial purchase of contract rights and net operating activities as funds by Pee Dee EC.


4. Commitments and Contingencies


     As part of the NRTC Member Agreements, the System is required to pay certain programming fees based on a minimum number of subscribers (such minimum number of subscribers being equal to up to 5% of the households in the System's Rural DirecTv Market, or up to 5,817 subscribers) and the requirements of certain programming agreements between DirecTv and providers of programming, beginning in the fourth year of operation of the NRTC Member Agreement if the System fails to obtain such minimum number of subscribers prior to such time. The System had achieved approximately 75% of the minimum subscriber requirement at December 31, 1996. Based on the subscriber growth rate of the System to date, management anticipates that the System will meet the minimum subscriber requirement prior to the fourth year of operations of the NRTC Member Agreements and is therefore not required to pay such fees.


5. Reliance on DirecTv and NRTC and Other Matters


     The NRTC has contracted with third parties to provide the NRTC members with certain services, including billing services and centralized remittance processing services. The NRTC bills the System for these services on a monthly basis. These fees are recorded as service fees in the accompanying statements of expenses over revenues and changes in accumulated deficit. The NRTC also sells DSS(R) Equipment to its members.


     Because the System is, through the NRTC, a distributor of DIRECTV Services, the System would be adversely affected by any material adverse changes in the assets, financial condition, programming, technological capabilities, or services of DirecTv or its parent corporation, Hughes Communication Galaxy, Inc. ("Hughes"), including DirecTv's failure to retain or renew its Federal Communication Commission ("FCC") licenses to transmit radio frequency signals from the orbital slots occupied by its satellites.


     The NRTC is a cooperative organization whose members are engaged in the distribution of telecommunications and other services in predominantly rural areas of the United States. Pursuant to an agreement between the NRTC and Hughes (the "Hughes Agreement") and the NRTC Member Agreements, participating NRTC members acquired the exclusive rights to provide DIRECTV Services to residential and commercial subscribers in certain rural DirecTv markets. In general, upon default by the NRTC under the Hughes Agreement, the System would have the right to acquire DIRECTV Services directly from DirecTv. The NRTC has contracted with third parties to provide the NRTC members with certain services, including billing services and centralized remittance processing services. If the NRTC is unable to provide these services for whatever reason, the System would be required to acquire the services from other sources. There can be no assurance that the cost to the System to obtain these services elsewhere would not exceed the amounts currently payable to the NRTC.


     The System would also be adversely affected by the termination of the NRTC Member Agreements by the NRTC prior to the expiration of their respective terms. If the NRTC Member Agreements are terminated by the NRTC, the System would no longer have the right to provide DIRECTV Services. There can be no assurance that the System would be able to obtain similar DBS services from other sources.

                    DBS OPERATIONS OF NRTC SYSTEM NO. 0001

5. Reliance on DirecTv and NRTC and Other Matters  -- (Continued)

     Both the Hughes Agreement and the NRTC Member Agreements expire when Hughes removes its current satellites from their assigned orbital locations. Although, according to Hughes, the three DirecTv satellites have estimated orbital lives of approximately 15 years from their respective launches in December 1993 and 1994, there can be no assurance as to the longevity of the satellites and thus no assurance as to how long the System will be able to continue to acquire DBS services pursuant to the NRTC Member Agreements.

     While management believes that it will have access to DIRECTV Services following the expiration of the current Hughes Agreement by virtue of the NRTC's right of first refusal in the Hughes Agreement and the System's existing contractual and membership relationship with the NRTC, there can be no assurance that such services will be available to the System from Hughes or the NRTC, and, if available, there can be no assurance with regard to the financial and other terms under which the System could acquire the services.

     The System's DBS business is a new business with a limited operating history. There are numerous risks associated with satellite transmission technology. There can be no assurance as to the longevity of the satellites or that loss, damage, or changes in the satellites will not occur and have a material adverse effect on DirecTv and the System's DBS business.

     DirecTv, and therefore the System, is dependent on third parties to provide high-quality programming that appeals to mass audiences. DirecTv's programming agreements have terms which expire on various dates and different renewal and cancellation provisions. There can be no assurance that any such agreements will be renewed or will not be canceled prior to expiration of their original terms.

     DBS operators, such as DirecTv, are free to set prices and serve subscribers according to their business judgment, without rate of return and other regulation. However, DirecTv is subject to the regulatory jurisdiction of the FCC.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Teg DBS
Services, Inc.:

     We have audited the accompanying statements of assets and liabilities and accumulated deficit of the DBS OPERATIONS OF NRTC SYSTEM NO. 1025 (an unincorporated division of Teg DBS Services, Inc., a Nevada corporation) as of December 31, 1995 and August 28, 1996 and the related statements of expenses over revenues and changes in accumulated deficit and cash flows for the period from March 10, 1995 (inception) through December 31, 1995 and the period from January 1, 1996 through August 28, 1996. These financial statements are the responsibility of the System's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the DBS Operations of NRTC System No. 1025 as of December 31, 1995 and August 28, 1996 and the results of its operations and its cash flows for the period from March 10, 1995 (inception) through December 31, 1995 and the period from January 1, 1996 through August 28, 1996 in conformity with generally accepted accounting principles.

                                                            ARTHUR ANDERSEN LLP

Atlanta, Georgia
March 4, 1997

                    DBS OPERATIONS OF NRTC SYSTEM NO. 1025

         STATEMENTS OF ASSETS AND LIABILITIES AND ACCUMULATED DEFICIT
                     DECEMBER 31, 1995 AND AUGUST 28, 1996




                                                           1995             1996
                                                      --------------   -------------
                                          ASSETS
CURRENT ASSETS:
   Cash and cash equivalents ......................     $  100,158      $   59,247
   Accounts receivable:
      Trade .......................................         99,759         112,598
      Other, net ..................................         48,226          37,111
                                                        ----------      ----------
         Total current assets .....................        248,143         208,956
                                                        ----------      ----------
PROPERTY AND EQUIPMENT, at cost:
   Furniture and equipment ........................          4,694           6,895
   Less accumulated depreciation ..................           (931)         (2,261)
                                                        ----------      ----------
                                                             3,763           4,634
                                                        ----------      ----------
CONTRACT RIGHTS AND OTHER ASSETS (Note 2) .........      2,609,648       2,326,613
                                                        ----------      ----------
                                                        $2,861,554      $2,540,203
                                                        ==========      ==========
                           LIABILITIES AND ACCUMULATED DEFICIT
CURRENT LIABILITIES:
   Accounts payable ...............................     $  325,704      $  262,887
   Accrued liabilities ............................         13,602              --
   Related-party payable ..........................      1,367,206       2,080,169
   Unearned revenue ...............................             --          63,323
   Current maturities of note payable .............        800,000         840,000
                                                        ----------      ----------
         Total current liabilities ................      2,506,512       3,246,379
                                                        ----------      ----------
LONG-TERM NOTE PAYABLE ............................        800,000              --
COMMITMENTS AND CONTINGENCIES (Notes 2, 5 and 6)
ACCUMULATED DEFICIT ...............................       (444,958)       (706,176)
                                                        ----------      ----------
                                                        $2,861,554      $2,540,203
                                                        ==========      ==========

        The accompanying notes are an integral part of these statements.

                    DBS OPERATIONS OF NRTC SYSTEM NO. 1025

                     STATEMENTS OF EXPENSES OVER REVENUES
                      AND CHANGES IN ACCUMULATED DEFICIT
   FOR THE PERIOD FROM MARCH 10, 1995 (INCEPTION) THROUGH DECEMBER 31, 1995
          AND THE PERIOD FROM JANUARY 1, 1996 THROUGH AUGUST 28, 1996




                                                             1995              1996
                                                       ---------------   ---------------
REVENUE:
   Programming revenue .............................     $   486,108       $   689,229
   Equipment and installation revenue ..............         219,962                --
                                                         -----------       -----------
      Total revenue ................................         706,070           689,229
                                                         -----------       -----------
COST OF REVENUE:
   Programming expense .............................         243,206           340,218
   Cost of equipment and installation ..............         201,964                --
   Service fees ....................................          48,459            67,789
                                                         -----------       -----------
      Total cost of revenue ........................         493,629           408,007
                                                         -----------       -----------
GROSS PROFIT .......................................         212,441           281,222
                                                         -----------       -----------
OPERATING EXPENSES:
   Sales and marketing .............................          29,057            38,604
   General and administrative ......................         217,625           141,965
   Depreciation and amortization ...................         264,289           288,630
                                                         -----------       -----------
      Total operating expenses .....................         510,971           469,199
                                                         -----------       -----------
OPERATING LOSS .....................................        (298,530)         (187,977)
                                                         -----------       -----------
OTHER INCOME (EXPENSE):
   Interest expense ................................        (146,428)          (80,146)
   Other income ....................................              --             6,905
                                                         -----------       -----------
                                                            (146,428)          (73,241)
                                                         -----------       -----------
EXPENSES OVER REVENUES .............................        (444,958)         (261,218)
ACCUMULATED DEFICIT at beginning of period .........              --          (444,958)
                                                         -----------       -----------
ACCUMULATED DEFICIT at end of period ...............     $  (444,958)      $  (706,176)
                                                         ===========       ===========

        The accompanying notes are an integral part of these statements.

                    DBS OPERATIONS OF NRTC SYSTEM NO. 1025

                           STATEMENTS OF CASH FLOWS
   FOR THE PERIOD FROM MARCH 10, 1995 (INCEPTION) THROUGH DECEMBER 31, 1995
          AND THE PERIOD FROM JANUARY 1, 1996 THROUGH AUGUST 28, 1996




                                                                                1995              1996
                                                                          ---------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Expenses over revenues .............................................    $   (444,958)      $  (261,218)
                                                                           ------------       -----------
   Adjustments to reconcile expenses over revenues to net cash provided by operating activities:
      Depreciation and amortization ...................................         264,289           288,630
      Changes in operating assets and liabilities:
       Trade accounts receivable, net .................................         (99,759)          (12,839)
       Other assets ...................................................         (48,226)           11,115
       Related-party payable ..........................................       1,367,206           712,963
       Accounts payable ...............................................         325,704           (62,817)
       Accrued liabilities ............................................          13,602           (13,602)
       Unearned revenue ...............................................              --            63,323
                                                                           ------------       -----------
         Total adjustments ............................................       1,822,816           986,773
                                                                           ------------       -----------
         Net cash provided by operating activities ....................       1,377,858           725,555
                                                                           ------------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property and equipment ................................          (4,694)           (2,201)
   Increase in other assets ...........................................      (2,873,006)           (4,265)
                                                                           ------------       -----------
         Net cash used in investing activities ........................      (2,877,700)           (6,466)
                                                                           ------------       -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Issuance of notes payable ..........................................       1,600,000                --
   Repayment of notes payable .........................................              --          (760,000)
                                                                           ------------       -----------
         Net cash provided by (used in) financing activities ..........       1,600,000          (760,000)
                                                                           ------------       -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ..................         100,158           (40,911)
CASH AND CASH EQUIVALENTS at beginning of period ......................              --           100,158
                                                                           ------------       -----------
CASH AND CASH EQUIVALENTS at end of period ............................    $    100,158       $    59,247
                                                                           ============       ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid for interest .............................................    $    146,428       $    80,146
                                                                           ============       ===========


        The accompanying notes are an integral part of these statements.

                    DBS OPERATIONS OF NRTC SYSTEM NO. 1025

                         NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 1995 AND AUGUST 28, 1996

1. Organization and Nature of Business

     The DBS Operations of NRTC System No. 1025 (the "System") is an unincorporated division of Teg DBS Services, Inc. ("Teg"), a Nevada corporation, which began operations March 10, 1995. The System operates the exclusive rights to distribute direct broadcast satellite ("DBS") services ("DIRECTV Services") offered by DirecTv, Inc. ("DirecTv") in certain rural markets in New Mexico. The accompanying financial statements present the financial position and excess of expenses over revenues of the System.

     Teg obtained the rights to distribute DIRECTV Services in the System's territory pursuant to an agreement (the "NRTC Member Agreement") with the National Rural Telecommunications Cooperative ("NRTC"). Under the provisions of the NRTC Member Agreement, Teg has the exclusive right to provide DIRECTV Services within certain rural territories in New Mexico.

     In June 1996, Teg entered into an asset purchase agreement (the "Agreement") with Digital Television Services of New Mexico, LLC ("DTS New Mexico"), a subsidiary of DTS Management, LLC ("DTS"). DTS is a subsidiary of Digital Television Services, LLC (a Delaware limited liability company). The Agreement provides that DTS New Mexico will purchase Teg's NRTC Member Agreement and other assets used in connection with the System's business, as defined in the Agreement, and will assume certain liabilities of the System, as defined in the Agreement, for a purchase price which is subject to an adjustment for working capital at the date of closing of the Agreement. The closing date of the Agreement was August 28, 1996.

2. Summary of Significant Accounting Policies

Presentation

     The System is not a separate subsidiary of Teg nor has it been operated as a separate division of Teg. The financial statements of the System have been derived from the records of Teg and have been prepared to present its financial position, excess of expenses over revenues and changes in accumulated deficit, and cash flows on a stand-alone basis. Accordingly, the accompanying financial statements include certain costs and expenses which have been allocated to the System from Teg. The costs and expenses have been allocated to the system based on actual amounts relative to DBS services or percentages as determined by management through an analysis of DBS activity in the applicable accounts. The System's management believes that the methodology used is reasonable. Such allocated expenses may not be indicative of what such expenses would have been had the System been operated as a separate entity.


Revenue Recognition

     The System earns programming revenue by providing DIRECTV Services to its subscribers. Programming revenue includes DIRECTV Services purchased by subscribers in monthly, quarterly, or annual subscriptions; additional premium programming available on an a la carte basis; sports programming available under monthly, annual, or seasonal subscriptions; and movies and events programming available on a pay-per-view basis. Programming purchased on a monthly, quarterly, annual, or seasonal basis, including premium programming, is billed in advance and is recorded as unearned revenue. All programming revenue is recognized when earned.

     Equipment and installation revenue primarily consists of the sale of DSS(R) equipment and accessories and related installation charges. Equipment sales revenue represents the amounts paid by customers to the System and is recognized upon delivery of the equipment. Installation revenue is recognized when the equipment is installed and represents the amounts paid by customers to the System.


Cost of Revenues

     Cost of revenues includes the cost associated with providing DIRECTV Services to the System's subscribers. These costs include the direct wholesale cost of purchasing related programming from DirecTv (through the

                    DBS OPERATIONS OF NRTC SYSTEM NO. 1025

2. Summary of Significant Accounting Policies  -- (Continued)

NRTC [Note 6]); monthly subscriber maintenance fees charged by DirecTv, such as security fees, ground service fees, system authorization fees, and fees for subscriber billings; costs of equipment and installation; and certain subscriber operating costs. Cost of equipment and installation represents the actual cost of the equipment to the System plus the costs to install the equipment.


Inventories

     The System maintains inventories consisting of DSS(R) equipment and related accessories. Inventory is valued at the lower of cost or market, generally on a specific identification basis.


Property and Equipment

     Property and equipment are stated at cost. Major property additions, replacements, and betterments are capitalized, while maintenance and repairs which do not extend the useful lives of these assets are expensed currently. Depreciation for property and equipment is provided using the straight-line method over the estimated useful lives of the respective assets, ranging from five to six years. Depreciation expense for the period from March 10, 1995 (inception) through December 31, 1995 and for the period from January 1, 1996 through August 28, 1996 was $931 and $1,330, respectively. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the statements of assets and liabilities and accumulated deficit and any gain or loss is reflected in earnings.


Contract Rights and Other Assets

     Contract rights and other assets consist of the following at December 31, 1995 and August 28, 1996:




                                           1995            1996
                                      -------------   -------------
Contract rights ...................    $2,873,006      $2,873,006
Accumulated amortization ..........      (263,358)       (550,658)
                                       ----------      ----------
                                        2,609,648       2,322,348
Other .............................            --           4,265
                                       ----------      ----------
                                       $2,609,648      $2,326,613
                                       ==========      ==========

     Contract Rights: Contract rights represent the cost of acquiring rights to distribute DIRECTV Services. Contract rights are being amortized over ten years, the estimated remaining useful life of the satellites operated by DirecTv which provide service under the related contracts. Amortization expense, included in depreciation and amortization in the accompanying statements of expenses over revenues and changes in accumulated deficit, for the period from March 10, 1995 (inception) through December 31, 1995 and the period from January 1, 1996 through August 28, 1996 was $263,358 and $287,300, respectively.

Income Taxes

     Teg, and thus the System, is a taxable entity for federal and state income tax purposes. No benefit or deferred tax assets have been recorded for the System as of December 31, 1995 or August 28, 1996 or for the periods then ended, as the realization of deferred tax assets associated with net operating loss carryforwards is dependent upon generating sufficient taxable income prior to their expiration, and management believes that there is a risk that these net operating loss carryforwards may expire unused.

Cash and Cash Equivalents

     The System considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The carrying amount approximates fair value due to the relatively short period to maturity of these instruments.

                    DBS OPERATIONS OF NRTC SYSTEM NO. 1025

2. Summary of Significant Accounting Policies  -- (Continued)

Concentration of Credit Risk

     Concentration of credit risk with respect to accounts receivable is limited due to the large number of subscribers. As a result, at August 28, 1996, management does not believe any significant concentration of credit risk exists.


Long-Lived Assets

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When events or changes in circumstances occur related to long-lived assets, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. Having found no instances whereby the sum of expected future cash flows (undiscounted and without interest charges) was less than the carrying amount of the asset and thus requiring the recognition of an impairment loss, management believes that the long-lived assets in the accompanying statements of assets and liabilities and accumulated deficit are appropriately valued.


Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


3. Related-Party Transactions


     Certain administrative services are performed by Teg on behalf of the System on the accompanying statements of expenses over revenues and changes in accumulated deficit. Costs attributable to these support functions are included in general and administrative expenses. The costs allocated to the System were approximately $36,000 and $11,000 for the period from March 10, 1995 (inception) through December 31, 1995 and the period from January 1, 1996 through August 28, 1996, respectively. Such allocations do not necessarily represent actual and/or ongoing expenses of the System.

     Teg either advances funds to or borrows funds from the System. Included in the accompanying statements of assets and liabilities and accumulated deficit is a net payable to Teg representing amounts due for the initial purchase of contract rights and net operating activities as funded by Teg.


4. Note Payable


     In connection with Teg's acquisition of the NRTC Member Agreement, Teg entered into a promissory note dated April 1, 1995 payable to Multimedia Development Corporation in the amount of $1,600,000, of which $800,000 was due on April 1, 1996 with the balance due on April 1, 1997. The note bears interest at 11% per annum, payable monthly. This note was repaid subsequent to August 28, 1996 in connection with the Agreement (Note 1) and, therefore, is classified as current at August 28, 1996 in the accompanying statements of assets and liabilities and accumulated deficit.


5. Commitments and Contingencies


     As part of the NRTC Member Agreements, the System is required to pay certain programming fees based on a minimum number of subscribers (such minimum number of subscribers being equal to up to 5% of the households in the System's Rural DirecTv Market, or up to 2,945 subscribers) and the requirements of certain

                    DBS OPERATIONS OF NRTC SYSTEM NO. 1025

5. Commitments and Contingencies  -- (Continued)

programming agreements between DirecTv and providers of programming, beginning in the fourth year of operation of the NRTC Member Agreement if the System fails to obtain such minimum number of subscribers prior to such time. The System had achieved the minimum subscriber requirement at December 31, 1996 and is therefore not required to pay such fees.

6. Reliance on DirecTV and the NRTC and Other Matters

     The NRTC has contracted with third parties to provide the NRTC members with certain services, including billing services and centralized remittance processing services. The NRTC bills the System for these services on a monthly basis. These fees are recorded as service fees on the accompanying statements of expenses over revenues and changes in accumulated deficit. The NRTC also sells DSS(R) equipment to its members.

     Because the System is, through the NRTC, a distributor of DIRECTV Services, the System would be adversely affected by any material adverse changes in the assets, financial condition, programming, technological capabilities, or services of DirecTv or its parent corporation, Hughes Communication Galaxy, Inc. ("Hughes"), including DirecTv's failure to retain or renew its Federal Communication Commission ("FCC") licenses to transmit radio frequency signals from the orbital slots occupied by its satellites.

     The NRTC is a cooperative organization whose members are engaged in the distribution of telecommunications and other services in predominantly rural areas of the United States. Pursuant to an agreement between the NRTC and Hughes (the "Hughes Agreement") and the NRTC Member Agreements, participating NRTC members acquired the exclusive rights to provide DIRECTV Services to residential and commercial subscribers in certain rural DirecTv markets. In general, upon default by the NRTC under the Hughes Agreement, the System would have the right to acquire DIRECTV Services directly from DirecTv. The NRTC has contracted with third parties to provide the NRTC members with certain services, including billing services and centralized remittance processing services. If the NRTC is unable to provide these services for whatever reason, the System would be required to acquire the services from other sources. There can be no assurance that the cost to the System to obtain these services elsewhere would not exceed the amounts currently payable to the NRTC.

     The System would also be adversely affected by the termination of the NRTC Member Agreements by the NRTC prior to the expiration of their respective terms. If the NRTC Member Agreements are terminated by the NRTC, the System would no longer have the right to provide DIRECTV Services. There can be no assurance that the System would be able to obtain similar DBS services from other sources.

     Both the Hughes Agreement and the NRTC Member Agreements expire when Hughes removes its current satellites from their assigned orbital locations. Although, according to Hughes, the three DirecTv satellites have estimated orbital lives of approximately 15 years from their respective launches in December 1993 and 1994, there can be no assurance as to the longevity of the satellites and thus no assurance as to how long the System will be able to continue to acquire DBS services pursuant to the NRTC Member Agreements.

     While management believes that it will have access to DIRECTV Services following the expiration of the current Hughes Agreement by virtue of the NRTC's right of first refusal in the Hughes Agreement and the System's existing contractual and membership relationship with the NRTC, there can be no assurance that such services will be available to the System from Hughes or the NRTC, and, if available, there can be no assurance with regard to the financial and other terms under which the System could acquire the services.

     The System's DBS business is a new business with a limited operating history. There are numerous risks associated with satellite transmission technology. There can be no assurance as to the longevity of the satellites or that loss, damage, or changes in the satellites will not occur and have a material adverse effect on DirecTv and the System's DBS business.

     DirecTv, and therefore the System, is dependent on third parties to provide high-quality programming that appeals to mass audiences. DirecTv's programming agreements have terms which expire on various dates and different renewal and cancellation provisions. There can be no assurance that any such agreements will be renewed or will not be canceled prior to expiration of their original terms.

                    DBS OPERATIONS OF NRTC SYSTEM NO. 1025

6. Reliance on DirecTV and the NRTC and Other Matters  -- (Continued)

     DBS operators, such as DirecTv, are free to set prices and serve subscribers according to their business judgment, without rate of return and other regulation. However, DirecTv is subject to the regulatory jurisdiction of the FCC.

                         INDEPENDENT AUDITORS' REPORT

Board of Directors
Satellite Television Services, Inc.
Plainfield, Indiana

     We have audited the accompanying balance sheets of Satellite Television Services, Inc. (a wholly-owned subsidiary of Clay County Rural Telephone Cooperative, Inc.) as of September 30, 1996 and 1997, and the related statements of operations, shareholder's equity, and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Satellite Television Services, Inc. as of September 30, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1997 in conformity with generally accepted accounting principles.


Deloitte & Touche LLP


Indianapolis, Indiana
November 10, 1997

                      SATELLITE TELEVISION SERVICES, INC.

                                BALANCE SHEETS




                                                                 September 30,
                                                       ---------------------------------     December 31,
                                                             1996              1997              1997
                                                       ---------------   ---------------   ---------------
                                                                                             (unaudited)
                         ASSETS
CURRENT ASSETS:
 Cash and cash equivalents .........................     $   457,109       $   308,903       $   546,297
 Certificates of deposit ...........................                           304,325           306,920
 Trade accounts receivable, net ....................         403,610           374,495            17,832
 Receivable from Digital Television Services, Inc. .                                          26,381,412
 Refundable income taxes ...........................                           236,031
 Inventory .........................................          16,278            34,160            27,952
 Deferred promotional costs ........................          60,320           211,825            67,400
                                                         -----------       -----------       -----------
   Total current assets ............................         937,317         1,469,739        27,347,813
                                                         -----------       -----------       -----------
PROPERTY AND EQUIPMENT:
 Furniture and fixtures ............................          13,617            16,540            16,540
 Computers and equipment ...........................          12,068            20,623            20,623
 Vehicles ..........................................          54,148            54,148            54,148
 Leasehold improvements ............................                            52,000            52,000
                                                                           -----------       -----------
                                                              79,833           143,311           143,311
 Less accumulated depreciation .....................         (24,145)          (37,056)          (40,359)
                                                         -----------       -----------       -----------
                                                              55,688           106,255           102,952
                                                         -----------       -----------       -----------
OTHER ASSETS:
 Contract rights (net of accumulated amortization
   of $354,358 and $496,107, respectively) .........       1,041,561           899,812
 Deferred taxes ....................................          76,613           108,415                72
 NRTC patronage capital ............................          52,756            90,943            90,943
                                                         -----------       -----------       -----------
   Total other assets ..............................       1,170,930         1,099,170            91,015
                                                         -----------       -----------       -----------
                                                         $ 2,163,935       $ 2,675,164       $27,541,780
                                                         ===========       ===========       ===========
                   LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
 Accounts payable and accrued liabilities ..........     $   368,812       $   689,347       $   579,471
 Income taxes payable ..............................          72,819                           9,976,016
 Unearned revenue ..................................         307,026           511,043
                                                         -----------       -----------
   Total current liabilities .......................         748,657         1,200,390        10,555,487
                                                         -----------       -----------       -----------
SHAREHOLDER'S EQUITY:
 Common stock -- without par value; 1,000 shares
   authorized, issued and outstanding ..............       1,480,056         1,280,056         1,280,056
 Retained earnings (deficit) .......................         (64,778)          194,718        15,706,237
                                                         -----------       -----------       -----------
   Total shareholder's equity ......................       1,415,278         1,474,774        16,986,293
                                                         -----------       -----------       -----------
                                                         $ 2,163,935       $ 2,675,164       $27,541,780
                                                         ===========       ===========       ===========


                       See notes to financial statements.

                      SATELLITE TELEVISION SERVICES, INC.

                           STATEMENTS OF CASH FLOWS




                                                               Years Ended September 30,
                                                       ------------------------------------------
                                                            1995           1996          1997
                                                       --------------  ------------  ------------
CASH FLOWS FROM OPERATING
 ACTIVITIES:
Net income (loss) ...................................    $  (36,734)    $  180,517    $  259,496
Adjustments to reconcile net income (loss) to net
 cash provided by
 operating activities:
 Provision for deferred tax .........................       (23,554)        29,008       (31,802)
 Depreciation and amortization ......................       150,660        154,956       155,835
 NRTC patronage capital declared ....................       (17,744)       (47,515)      (54,553)
 Gain on sale of assets .............................
 Changes in operating assets and liabilities:
   Trade accounts receivable, net ...................      (258,374)      (119,989)       29,115
   Inventory ........................................      (125,683)       170,744       (17,882)
   Deferred promotional costs .......................                      (60,320)     (151,505)
   Accounts payable and accrued liabilities .........       247,935         47,062       320,535
   Income taxes payable or receivable ...............        16,343         55,264      (308,850)
   Unearned revenue .................................       107,294        177,157       204,017
                                                         ----------     ----------    ----------
    Net cash provided by operating activities .              60,143        586,884       404,406
                                                         ----------     ----------    ----------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Purchase of certificates of deposit ................                                   (304,325)
 Purchase of property and equipment .................       (23,533)       (23,717)      (64,653)
 Receipt of patronage capital .......................         3,000          9,503        16,366
 Refund of contract rights ..........................                       21,527
                                                                        ----------
 Net cash provided by (used in) investing
   activities .......................................       (20,533)         7,313      (352,612)
                                                         ----------     ----------    ----------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Net borrowings under line of credit ................       156,495       (298,901)
 Note repayments to related party ...................       (75,000)       (91,444)
 Return of capital ..................................                      (21,527)     (200,000)
                                                                        ----------    ----------
 Net cash provided by (used in) financing
   activities .......................................        81,495       (411,872)     (200,000)
                                                         ----------     ----------    ----------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS ...................................       121,105        182,325      (148,206)
CASH AND CASH EQUIVALENTS:
 BEGINNING OF PERIOD ................................       153,679        274,784       457,109
                                                         ----------     ----------    ----------
 END OF PERIOD ......................................    $  274,784     $  457,109    $  308,903
                                                         ==========     ==========    ==========
SUPPLEMENTAL DISCLOSURE OF CASH
 FLOW INFORMATION:
 Cash paid for income taxes .........................    $    4,350     $   63,750    $  588,020
                                                         ==========     ==========    ==========
 Cash paid for interest .............................    $   17,820     $   42,282    $     --
                                                         ==========     ==========    ==========
NONCASH INVESTING AND OPERATING
 ACTIVITIES:
 Receivable for sale of Member Agreements ...........    $     --       $     --      $     --
                                                         ==========     ==========    ==========

                                                              Three Months Ended
                                                       --------------------------------
                                                        December 31,     December 31,
                                                            1996             1997
                                                       --------------  ----------------
                                                         (unaudited)      (unaudited)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
Net income (loss) ...................................   $    60,674     $   15,511,519
Adjustments to reconcile net income (loss) to net
 cash provided by
 operating activities:
 Provision for deferred tax .........................        (7,887)           108,343
 Depreciation and amortization ......................        38,740             38,739
 NRTC patronage capital declared ....................
 Gain on sale of assets .............................                      (25,613,732)
 Changes in operating assets and liabilities:
   Trade accounts receivable, net ...................      (134,876)           (81,455)
   Inventory ........................................       (29,118)             6,208
   Deferred promotional costs .......................      (244,680)           144,425
   Accounts payable and accrued liabilities .........       (60,706)            31,682
   Income taxes payable or receivable ...............       (16,814)        10,212,047
   Unearned revenue .................................       409,831           (117,787)
                                                        -----------     --------------
    Net cash provided by operating activities .              15,164            239,989
                                                        -----------     --------------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Purchase of certificates of deposit ................                           (2,595)
 Purchase of property and equipment .................        (1,108)
 Receipt of patronage capital .......................
 Refund of contract rights ..........................
 Net cash provided by (used in) investing
   activities .......................................        (1,108)            (2,595)
                                                        -----------     --------------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Net borrowings under line of credit ................
 Note repayments to related party ...................
 Return of capital ..................................
 Net cash provided by (used in) financing
   activities .......................................          --                 --
                                                        -----------     --------------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS ...................................        14,056            237,394
CASH AND CASH EQUIVALENTS:
 BEGINNING OF PERIOD ................................       457,109            308,903
                                                        -----------     --------------
 END OF PERIOD ......................................   $   471,165     $      546,297
                                                        ===========     ==============
SUPPLEMENTAL DISCLOSURE OF CASH
 FLOW INFORMATION:
 Cash paid for income taxes .........................   $    75,000     $         --
                                                        ===========     ==============
 Cash paid for interest .............................   $      --       $         --
                                                        ===========     ==============
NONCASH INVESTING AND OPERATING
 ACTIVITIES:
 Receivable for sale of Member Agreements ...........   $      --       $   26,381,412
                                                        ===========     ==============



                       See notes to financial statements.

                      SATELLITE TELEVISION SERVICES, INC.

                           STATEMENTS OF OPERATIONS




                                                                                                      Three Months Ended
                                                                                               --------------------------------
                                                         Years Ended September 30,
                                               ----------------------------------------------   December 31,     December 31,
                                                    1995            1996            1997            1996             1997
                                               --------------  --------------  --------------  --------------  ----------------
                                                                                                 (unaudited)      (unaudited)
REVENUE:
 Programming revenue ........................   $ 1,136,436     $ 2,697,404     $ 4,677,992      $1,053,255     $   1,593,597
 Equipment and installation revenue .........       499,605         337,073         262,764         107,471           127,957
                                                -----------     -----------     -----------      ----------     -------------
 Total revenue ..............................     1,636,041       3,034,477       4,940,756       1,160,726         1,721,554
                                                -----------     -----------     -----------      ----------     -------------
COST OF REVENUE:
 Programming expense ........................       527,629       1,296,294       2,161,935         550,207           777,512
 Cost of equipment and installation .........       457,663         349,272         476,320         119,600           237,384
 Service fees ...............................       172,737         476,208         903,211         167,949           207,624
                                                -----------     -----------     -----------      ----------     -------------
  Total cost of revenue .....................     1,158,029       2,121,774       3,541,466         837,756         1,222,520
                                                -----------     -----------     -----------      ----------     -------------
GROSS PROFIT ................................       478,012         912,703       1,399,290         322,970           499,034
                                                -----------     -----------     -----------      ----------     -------------
OPERATING EXPENSES:
 Promotional ................................                                       330,270          44,027           115,768
 General and administrative .................       388,969         498,019         566,411         146,855           191,102
 Depreciation and amortization ..............       150,660         154,956         155,835          38,740            38,739
                                                -----------     -----------     -----------      ----------     -------------
  Total operating expenses ..................       539,629         652,975       1,052,516         229,622           345,609
                                                -----------     -----------     -----------      ----------     -------------
OPERATING INCOME (LOSS) .....................       (61,617)        259,728         346,774          93,348           153,425
                                                -----------     -----------     -----------      ----------     -------------
OTHER INCOME (EXPENSE):
 Interest expense ...........................       (25,141)        (27,593)
 Other income ...............................        26,846          62,024          71,347           3,556             6,752
 Gain on sale of assets .....................                                                                      25,613,732
                                                                                                                -------------
                                                      1,705          34,431          71,347           3,556        25,620,484
                                                -----------     -----------     -----------      ----------     -------------
INCOME (LOSS) BEFORE INCOME TAXES .                 (59,912)        294,159         418,121          96,904        25,773,909
INCOME TAXES ................................        23,178        (113,642)       (158,625)        (36,230)      (10,262,390)
                                                -----------     -----------     -----------      ----------     -------------
NET INCOME (LOSS) ...........................   $   (36,734)    $   180,517     $   259,496      $   60,674     $  15,511,519
                                                ===========     ===========     ===========      ==========     =============


                       See notes to financial statements.

                      SATELLITE TELEVISION SERVICES, INC.

                      STATEMENTS OF SHAREHOLDER'S EQUITY





                                                      Common          Retained          Total
                                                  --------------  ---------------  ---------------
October 1, 1994 ................................                    $  (208,561)     $  (208,561)
Conversion of debt to equity (Note 1) ..........   $ 1,501,583                         1,501,583
Net loss .......................................                        (36,734)         (36,734)
                                                                    -----------      -----------
September 30, 1995 .............................     1,501,583         (245,295)       1,256,288
Net income .....................................                        180,517          180,517
Return of capital ..............................       (21,527)                          (21,527)
                                                   -----------                       -----------
September 30, 1996 .............................     1,480,056          (64,778)       1,415,278
Net income .....................................                        259,496          259,496
Return of capital ..............................      (200,000)                         (200,000)
                                                   -----------                       -----------
September 30, 1997 .............................     1,280,056          194,718        1,474,774
                                                   -----------      -----------      -----------
Net income (unaudited) .........................                     15,511,519       15,511,519
                                                                    -----------      -----------
December 31, 1997 (unaudited) ..................   $ 1,280,056      $15,706,237      $16,986,293
                                                   ===========      ===========      ===========


                       See notes to financial statements.

                      SATELLITE TELEVISION SERVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

     Satellite Television Services, Inc. ("STS" or the "Company") was incorporated under the laws of the State of Indiana in February 1993, and is a wholly-owned subsidiary of Clay County Rural Telephone Cooperative, Inc. ("CCRTC"). STS was formed to acquire and operate the exclusive rights to distribute direct broadcast satellite ("DBS") services ("DIRECTV Services") offered by DirecTv, Inc. ("DirecTv") in certain rural counties of Indiana. Effective October 1, 1994, CCRTC converted to equity certain of its outstanding notes receivable, including accrued interest, from STS.

     STS obtained the rights to distribute DIRECTV Services in its territories pursuant to agreements (the "NRTC Member Agreements") with the National Rural Telecommunications Cooperative, Inc. (the "NRTC"). Under the provisions of the NRTC Member Agreements the Company has the exclusive right to provide DIRECTV Services within its territories in the State of Indiana.

     In October 1997, CCRTC entered into an asset purchase agreement (the "Agreement") with Digital Television Services of Indiana, LLC ("DTS Indiana"), a subsidiary of DTS Management, LLC ("DTS"). DTS is a subsidiary of Digital Television Services, LLC. The agreement provides that DTS Indiana will purchase STS's NRTC Member Agreements and other assets used in connection with STS's business, as defined in the Agreement, and will assume certain liabilities of STS, as defined in the Agreement. The purchase was completed in January 1998 with an effective closing date of December 31, 1997 and a preliminary purchase price of approximately $26.4 million subject to adjustment pursuant to the terms of the Agreement. Accordingly, STS recorded a receivable from DTS of approximately $26.4 million at December 31, 1997.

2. Summary of Significant Accounting Policies

     Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue recognition -- The Company earns programming revenue by providing DIRECTV Services to its subscribers. Programming revenue includes DIRECTV Services purchased by subscribers in monthly, quarterly, or annual subscriptions; additional premium programming available on an a la carte basis; sports programming available under monthly, annual, or seasonal subscriptions; and movies and events programming available on a pay-per-view basis. Programming purchased on a monthly, quarterly, annual, or seasonal basis, including premium programming, is billed in advance and is recorded as unearned revenue. All programming revenue is recognized as service is provided.

     Equipment and installation revenue primarily consists of the sale of DSS(R) equipment and accessories and related installation charges. Equipment sales are recognized upon delivery of the equipment to the customer. Installation revenue is recognized when the equipment is installed.

     Cost of revenue -- Cost of revenue includes the cost associated with providing DIRECTV Services to the Company's subscribers. These costs include the direct wholesale cost of purchasing related programming from DirecTv (through the NRTC (Note 5)); monthly subscriber maintenance fees charged by DirecTv and the NRTC, such as security fees, ground service fees, system authorization fees, and fees for subscriber billings; costs of equipment and installation; and certain subscriber operating costs. Cost of equipment and installation represents the actual cost of the equipment to the Company plus the costs to install the equipment.

     Inventories -- The Company maintains inventories consisting of DSS(R) equipment and related accessories. Inventory is valued at the lower of cost or market, generally on an average cost basis.

     Deferred promotional costs -- Deferred promotional costs consist of costs related to a subscriber rebate program sponsored by DirecTv. Under the program, new subscribers who agree to prepay for one year of programming service receive a credit which can be applied toward the one year's programming subscription.

                      SATELLITE TELEVISION SERVICES, INC.

2. Summary of Significant Accounting Policies  -- (Continued)

     Subscribers under this program may choose to net the credit on their first bill or pay the full amount and receive a refund from the Company for their credit. In each case the Company defers the cost of this credit and amortizes it over the one-year contract period. In addition, as a part of this program, the Company receives $1 per month for up to five years from the NRTC for each subscriber whose account remains active.


     Property and equipment -- Property and equipment are stated at cost. Major property additions, replacements, and betterments are capitalized, while maintenance and repairs which do not extend the useful lives of these assets are expensed currently. Depreciation for property and equipment is provided using the straight-line method over the estimated useful lives (five years) of the respective assets. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is reflected in earnings. Depreciation expense of approximately $5,000, $13,000 and $14,000 was recorded in fiscal 1995, 1996, and 1997, respectively.


     Contract rights -- Contract rights represent the cost of acquiring rights to distribute DIRECTV Services. Contract rights are being amortized over ten years, the estimated remaining useful life of the satellites operated by DirecTv which provide service under the related contracts. Amortization expense totalled approximately $142,000 during 1995, 1996, and 1997.


     NRTC patronage capital -- The Company is a member of the NRTC. NRTC patronage capital represents the noncash portion of NRTC patronage income. Under its bylaws, the NRTC declares a patronage dividend of the excess of its revenues over expenses each year. Of the total patronage dividend, 15% to 30% is paid in cash and the remaining 70% to 85% is distributed in the form of noncash patronage capital, which may be redeemed in cash, but only at the discretion of the NRTC. The total allocation is recorded as other income when allocated.


     Cash and cash equivalents -- The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.


     Certificates of deposit -- The Company has three $100,000 certificates of deposit at September 30, 1997 which are due January 25, April 25, and July 11, 1998 and bear interest at 4.76%, 5.5%, and 5.2%, respectively.


     Income taxes -- Deferred income tax assets and liabilities are computed based on differences between the financial statement and income tax bases of assets and liabilities using enacted income tax rates. Deferred income tax expense or benefit is based on the change in deferred tax assets and liabilities from period to period, subject to an ongoing assessment of realization of deferred tax assets.


     Concentration of credit risk -- Concentration of credit risk with respect to trade accounts receivable is due to the geographic proximity of the Company's subscribers.


     Long-Lived Assets -- Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When events or changes in circumstances occur related to long-lived assets, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. Having found no instances whereby the sum of expected future cash flows (undiscounted and without interest charges) was less than the carrying amount of the asset and thus requiring the recognition of an impairment loss, management believes that the long-lived assets in the accompanying balance sheets are appropriately valued.


     Commitments and contingencies -- As part of the NRTC Member Agreements, the Company is required to pay certain programming fees based on a minimum number of subscribers (such minimum number of subscribers being equal to up to 5% of the households in the Company's Rural DirecTv Market, or up to 5,885 subscribers) and the requirements of certain programming agreements between DirecTv and providers of programming,

                      SATELLITE TELEVISION SERVICES, INC.

2. Summary of Significant Accounting Policies  -- (Continued)

beginning in the fourth year of operation of the NRTC Member Agreement if the Company fails to obtain such minimum number of subscribers prior to such time. The Company has achieved the minimum subscriber requirement as of September 30, 1997 and is therefore not required to pay such fees.


3. Income Taxes


     The tax provision for the year ended September 30 consists of the following:




                                                          1995          1996          1997
                                                      ------------   ----------   -----------
     Current:
       Federal ....................................                   $ 75,096     $ 166,224
       State ......................................    $     376         9,538        24,203
                                                       ---------      --------     ---------
     Total current provision ......................          376        84,634       190,427
     Deferred .....................................      (23,554)       29,008       (31,802)
                                                       ---------      --------     ---------
     Total income tax provision (benefit) .........    $ (23,178)     $113,642     $ 158,625
                                                       =========      ========     =========

     The difference between the income tax provision computed at the federal statutory rate and the reported tax provision is comprised primarily of state income taxes.


     Deferred taxes at September 30 are comprised of the following:




                                                    1996          1997
                                                 ----------   -----------
            Deferred tax assets:
    Service rights amortization ..............    $ 73,707     $107,726
    Other ....................................       5,145        2,572
                                                  --------     --------
  Total deferred tax assets ..................      78,852      110,298
            Deferred tax liabilities .........      (2,239)      (1,883)
                                                  --------     --------
            Net deferred tax assets ..........    $ 76,613     $108,415
                                                  ========     ========

4. Reliance on DirecTv and the NRTC and Other Matters


     The NRTC has contracted with third parties to provide the NRTC members with certain services, including billing services. The NRTC bills the Company for these services on a monthly basis. These fees are recorded as service fees in the accompanying statements of operations. The NRTC also sells DSS(R) equipment to its members.


     Because the Company is, through the NRTC, a distributor of DIRECTV Services, the Company would be adversely affected by any material adverse changes in the assets, financial condition, programming, technological capabilities or services of DirecTv or its parent corporation, Hughes Communication Galaxy, Inc. ("Hughes"), including DirecTv's failure to retain or renew its Federal Communication Commission ("FCC") licenses to transmit radio frequency signals from the orbital slots occupied by its satellites.


     The NRTC is a cooperative organization whose members are engaged in the distribution of telecommunications and other services in predominantly rural areas of the United States. Pursuant to an agreement between the NRTC and Hughes (the "Hughes Agreement") and the NRTC Member Agreements, participating NRTC members acquired the exclusive rights to provide DIRECTV Services to residential and commercial subscribers in certain rural DirecTv markets. In general, upon default by the NRTC under the Hughes Agreement, the Company would have the right to acquire DIRECTV Services directly from DirecTv. The NRTC has contracted with third parties to provide the NRTC members with certain services, including billing services and centralized

                      SATELLITE TELEVISION SERVICES, INC.

4. Reliance on DirecTv and the NRTC and Other Matters  -- (Continued)

remittance processing services. If the NRTC is unable to provide these services for whatever reasons, the Company would be required to acquire the services from other sources. There can be no assurance that the cost to the Company to obtain these services elsewhere would not exceed the amounts currently payable to the NRTC.

     The Company would also be adversely affected by the termination of the NRTC Member Agreements by the NRTC prior to the expiration of their respective terms. If the NRTC Member Agreements are terminated by the NRTC, the Company would no longer have the right to provide DIRECTV Services. There can be no assurance that the Company would be able to obtain similar DBS services from other sources.

     Both the Hughes Agreement and the NRTC Member Agreements expire when Hughes removes its current satellites from their assigned orbital locations. Although, according to Hughes, the three DirecTv satellites have estimated orbital lives of approximately 15 years from their respective launches in December 1993 and 1994, there can be no assurance as to the longevity of the satellites and thus no assurance as to how long the Company will be able to continue to acquire DBS services pursuant to the NRTC Member Agreements.

     While the Company believes it will have access to DIRECTV Services following the expiration of the current Hughes Agreement by virtue of the NRTC's right of first refusal in the Hughes Agreement and the Company's existing contractual and membership relationship with the NRTC, there can be no assurance that such services will be available to the Company from Hughes or the NRTC, and, if available, there can be no assurance with regard to the financial and other terms under which the Company could acquire the services.

     The Company's DBS business is a new business with a limited operating history. There are numerous risks associated with satellite transmission technology. There can be no assurance as to the longevity of the satellites or that loss, damage, or changes in the satellites will not occur and have a material adverse effect on DirecTv and the Company's DBS business.

     DirecTv, and therefore the Company, is dependent on third parties to provide high-quality programming that appeals to mass audiences. DirecTv's programming agreements have terms which expire on various dates and have different renewal and cancellation provisions. There can be no assurance that any such agreements will be renewed or will not be canceled prior to expiration of their original terms.

     DBS operators, such as DirecTv, are free to set prices and serve subscribers according to their business judgment, without rate of return and other regulation. However, DirecTv is subject to the regulatory jurisdiction of the FCC.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Board of Directors of
Ocmulgee Communications, Inc.:


We have audited the accompanying balance sheets of OCMULGEE COMMUNICATIONS, INC. (a Georgia corporation) as of December 31, 1996 and 1997 and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ocmulgee Communications, Inc. as of December 31, 1996 and 1997 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


                                                        ARTHUR ANDERSEN LLP




Atlanta, Georgia
February 10, 1998

                         OCMULGEE COMMUNICATIONS, INC.

                                 BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1997

                                    ASSETS




                                                                                 1996            1997
                                                                            -------------   --------------
CURRENT ASSETS:
 Cash and cash equivalents ..............................................    $  110,729       $  378,998
 Trade accounts receivable, net of allowance for doubtful accounts of
   $9,504 and $6,347 at December 31, 1996 and 1997, respectively.........       179,779          194,330
 Due from related parties ...............................................         2,026                0
 Inventory ..............................................................        19,178            5,408
                                                                             ----------       ----------
      Total current assets ..............................................       311,712          578,736
                                                                             ----------       ----------
PROPERTY AND EQUIPMENT, at cost:
 Land ...................................................................        38,450           38,450
 Building and improvements ..............................................       128,787          128,787
 Equipment ..............................................................        51,766           61,651
 Furniture and fixtures .................................................        11,413           11,414
                                                                             ----------       ----------
                                                                                230,416          240,302
 Less accumulated depreciation ..........................................       (43,487)         (62,468)
                                                                             ----------       ----------
                                                                                186,929          177,834
                                                                             ----------       ----------
CONTRACT RIGHTS AND OTHER ASSETS, net (Note 3) ..........................       474,164          440,789
                                                                             ----------       ----------
                                                                             $  972,805       $1,197,359
                                                                             ==========       ==========
                                      LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
 Current maturities of long-term debt ...................................    $  536,551       $  753,433
 Notes payable to related parties (Note 5) ..............................       318,003          314,649
 Accounts payable .......................................................         8,649           17,089
 Accrued liabilities ....................................................       193,870          180,069
 Unearned revenue .......................................................       192,463          118,173
 Advance payments .......................................................        21,442           22,332
 Deferred sale proceeds (Note 1) ........................................             0          250,000
                                                                             ----------       ----------
      Total current liabilities .........................................     1,270,978        1,655,745
                                                                             ----------       ----------
LONG-TERM DEBT, less current maturities (Note 6) ........................       308,542              960
                                                                             ----------       ----------
OTHER LIABILITIES .......................................................       140,448          151,161
                                                                             ----------       ----------
COMMITMENTS AND CONTINGENCIES (Notes 4 and 9)
STOCKHOLDERS' DEFICIT:
 Common stock, no par value, 10,000 shares authorized, 10,000 shares
   issued and outstanding at December 31, 1996 and 1997 .................             0                0
 Additional paid-in capital .............................................       124,787          111,840
 Accumulated deficit ....................................................      (871,950)        (722,347)
                                                                             ----------       ----------
      Total stockholders' deficit .......................................      (747,163)        (610,507)
                                                                             ----------       ----------
                                                                             $  972,805       $1,197,359
                                                                             ==========       ==========


      The accompanying notes are an integral part of these balance sheets.

                         OCMULGEE COMMUNICATIONS, INC.

                            STATEMENTS OF OPERATIONS

                FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1997




                                                       1996            1997
                                                  -------------   -------------
REVENUE:
 Programming revenue ..........................    $1,370,555      $2,014,594
 Equipment and installation revenue ...........       250,191         291,440
                                                   ----------      ----------
      Total revenue ...........................     1,620,746       2,306,034
                                                   ----------      ----------
COST OF REVENUE:
 Programming expense and service fees .........       841,967       1,040,914
 Cost of equipment and installation ...........       186,601         400,876
 Royalties ....................................       162,461         166,262
                                                   ----------      ----------
      Total cost of revenue ...................     1,191,029       1,608,052
                                                   ----------      ----------
GROSS PROFIT ..................................       429,717         697,982
                                                   ----------      ----------
OPERATING EXPENSES:
 Sales and marketing ..........................       126,164          85,085
 General and administrative ...................       271,480         309,643
 Depreciation and amortization ................        67,768          69,560
                                                   ----------      ----------
      Total operating expenses ................       465,412         464,288
                                                   ----------      ----------
OPERATING (LOSS) INCOME .......................       (35,695)        233,694
                                                   ----------      ----------
OTHER EXPENSE (INCOME):
 Interest expense, net ........................       103,488         101,666
 Other income .................................       (59,899)        (17,575)
                                                   ----------      ----------
                                                       43,589          84,091
                                                   ----------      ----------
NET (LOSS) INCOME .............................    $  (79,284)     $  149,603
                                                   ==========      ==========

        The accompanying notes are an integral part of these statements.

                         OCMULGEE COMMUNICATIONS, INC.

                STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
                FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1997




                                                              Additional
                                          Common Stock
                                       -------------------     Paid-In       Accumulated
                                        Shares     Amount      Capital         Deficit           Total
                                       --------   --------   -----------   --------------   --------------
BALANCE, December 31, 1995 .........    10,000       $0       $ 124,787      $ (792,666)      $ (667,879)
   Net loss ........................         0        0               0         (79,284)         (79,284)
                                        ------       --       ---------      ----------       ----------
BALANCE, December 31, 1996 .........    10,000        0         124,787        (871,950)        (747,163)
   Net income ......................         0        0               0         149,603          149,603
   Capital withdrawal ..............         0        0         (12,947)              0          (12,947)
                                        ------       --       ---------      ----------       ----------
BALANCE, December 31, 1997 .........    10,000       $0       $ 111,840      $ (722,347)      $ (610,507)
                                        ======       ==       =========      ==========       ==========

        The accompanying notes are an integral part of these statements.

                         OCMULGEE COMMUNICATIONS, INC.

                            STATEMENTS OF CASH FLOWS

                FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1997




                                                                           1996             1997
                                                                      --------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net (loss) income ................................................     $  (79,284)     $  149,603
                                                                        ----------      ----------
 Adjustments to reconcile net (loss) income to net cash provided by operating activities:
   Loss on sale of fixed assets ...................................            547               0
   Depreciation and amortization ..................................         67,768          69,560
   Amortization of deferred credit ................................         (6,491)         (6,491)
   Changes in operating assets and liabilities:
    Accounts receivable, net ......................................        (51,751)        (12,525)
    Inventory .....................................................         39,513          13,770
    Accounts payable ..............................................        (43,895)          8,440
    Accrued liabilities ...........................................         34,874         (13,801)
    Unearned revenue ..............................................        123,025         (74,290)
    Advance payments ..............................................          8,825             890
                                                                        ----------      ----------
     Total adjustments ............................................        172,415         (14,447)
                                                                        ----------      ----------
     Net cash provided by operating activities ....................         93,131         135,156
                                                                        ----------      ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of property and equipment ..............................              0          (9,886)
 Proceeds from sale of property and equipment .....................          6,699               0
 Proceeds received from potential acquiror ........................              0         250,000
                                                                        ----------      ----------
      Net cash provided by investing activities ...................          6,699         240,114
                                                                        ----------      ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of notes payable ..........................         35,657         397,841
 Repayments of notes payable ......................................       (157,523)       (491,895)
 Capital withdrawal ...............................................              0         (12,947)
                                                                        ----------      ----------
      Net cash used in financing activities .......................       (121,866)       (107,001)
                                                                        ----------      ----------
NET CHANGE IN CASH AND CASH EQUIVALENTS ...........................        (22,036)        268,269
CASH AND CASH EQUIVALENTS, beginning of year ......................        132,765         110,729
                                                                        ----------      ----------
CASH AND CASH EQUIVALENTS, end of year ............................     $  110,729      $  378,998
                                                                        ==========      ==========
SUPPLEMENTAL NONCASH FINANCING ACTIVITY:
 NRTC patronage capital declared ..................................     $   48,919      $   17,204
                                                                        ==========      ==========
SUPPLEMENTAL CASH FLOW INFORMATION:
 Cash paid for interest ...........................................     $  106,343      $  104,365
                                                                        ==========      ==========


        The accompanying notes are an integral part of these statements.

                         OCMULGEE COMMUNICATIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1996 AND 1997


1. ORGANIZATION AND NATURE OF BUSINESS

     Ocmulgee Communications, Inc. (the "Company") is an S corporation organized in Georgia. The Company was formed on February 5, 1993 to acquire and operate the rights to distribute direct broadcast satellite ("DBS") services ("DIRECTV Services") offered by DirecTv, Inc. ("DirecTv").

     The Company obtained the rights to distribute DIRECTV Services in 11 rural markets in Georgia pursuant to agreements (the "NRTC Member Agreements") with the National Rural Telecommunications Cooperative ("NRTC") in exchange for approximately $500,000 (Note 3). The Company also obtained the rights to distribute DIRECTV Services in 16 additional rural markets in Georgia and Florida pursuant to the management agreements (the "Management Agreements") with various investors (the "Sub-Investors") who had purchased the rights from the NRTC (Note 10).

     In January 1998, the Company entered into an asset purchase agreement (the "Agreement") with Digital Television Services of Georgia, LLC ("DTS"). The Agreement provides that DTS will purchase the Company's NRTC Member Agreements and other assets used in connection with the Company's business, as defined in the Agreement, and will assume certain liabilities of the Company, as defined in the Agreement. The purchase price is subject to an adjustment based on the number of subscribers and working capital at the date of closing of the Agreement (Note 11).

     In October 1997, prior to the consummation of the Agreement, the Company received $250,000 from DTS as a good faith binder to proceed with the negotiations. Because the retention of the binder by the Company is contingent on good faith negotiations and transaction approvals, among other items, the amount has been presented as deferred sale proceeds in the accompanying balance sheet at December 31, 1997.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Revenue Recognition

     The Company earns programming revenue by providing DIRECTV Services to its subscribers. Programming revenue includes DIRECTV Services purchased by subscribers in monthly, quarterly, or annual subscriptions; additional premium programming available on an a la carte basis; sports programming available under monthly, annual, or seasonal subscriptions; and movies and events programming, including premium programming, available on a pay-per-view basis. Programming purchased on a monthly, quarterly, annual, or seasonal basis is billed in advance and is recorded as unearned revenue. All programming revenue is recognized when earned.

     Equipment and installation revenue primarily consists of the sale of DSS(R) equipment and accessories and related installation charges. Equipment sales revenue represents the amounts paid by customers to the Company and is recognized upon delivery of the equipment to the customer. Installation revenue is recognized when the equipment is installed and represents the amounts paid by the customers to the Company for such services.


Cost of Revenues


     Cost of revenues includes the cost associated with providing DIRECTV Services to the Company's subscribers. These costs include the direct wholesale cost of purchasing related programming from DirecTv (through

                         OCMULGEE COMMUNICATIONS, INC.

                          DECEMBER 31, 1996 AND 1997

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)

the NRTC [Note 9]); monthly subscriber maintenance fees charged by DirecTv, such as security fees, ground service fees, system authorization fees, and fees for subscriber billings; cost of equipment sold; and certain subscriber operating costs. These costs also include amounts paid to the Sub-Investors in accordance with the Management Agreements (Note 10). Cost of equipment and installation represents the actual cost of the equipment to the Company plus the costs to install the equipment.


Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The carrying amount approximates fair value due to the relatively short period to maturity of these instruments.


Inventories

     The Company maintains inventories consisting of DSS(R) equipment and related accessories. Inventory is valued at the lower of cost or market, generally on a specific identification basis.


Property and Equipment

     Property and equipment are stated at cost. Major property additions, replacements, and betterments are capitalized, while maintenance and repairs which do not extend the useful lives of these assets are expensed currently. Depreciation for property and equipment and leased equipment is provided using the straight-line method over the estimated useful lives of the respective assets ranging from 7 to 31 years for buildings and improvements, 5 to 7 years for equipment, and 7 years for furniture and fixtures. Depreciation expense for the years ended December 31, 1996 and 1997 was $17,189 and $18,981, respectively. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is reflected in earnings.


Accrued Liabilities

     Accrued liabilities consist of the following at December 31, 1996 and 1997:




                                             1996          1997
                                         -----------   -----------
Accrued programming expense ..........    $149,258      $ 87,454
Other ................................      44,612        92,615
                                          --------      --------
                                          $193,870      $180,069
                                          ========      ========

Income Taxes


     The Company files its tax return as an S corporation for federal and state income tax purposes. All taxable income or loss of an S corporation is allocable to the stockholders of the Company in proportion to their respective ownership interests and is included in their individual income tax returns. Accordingly, no provision for income taxes is included in the accompanying financial statements.


Concentration of Credit Risk


     Concentration of credit risk with respect to accounts receivable is limited due to the large number of subscribers. As a result, at December 31, 1997, management does not believe any significant concentration of credit risk exists.

                         OCMULGEE COMMUNICATIONS, INC.

                          DECEMBER 31, 1996 AND 1997

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)

Long-Lived Assets


     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When events or changes in circumstances occur related to long-lived assets, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. Having found no instances whereby the sum of expected future cash flows (undiscounted and without interest charges) was less than the carrying amount of the asset and thus requiring the recognition of an impairment loss, management believes that the long-lived assets in the accompanying balance sheets are appropriately valued.

3. CONTRACT RIGHTS AND OTHER ASSETS, NET


     Contract rights and other assets consist of the following at December 31, 1996 and 1997:




                                          1996           1997
                                      ------------   ------------
Contract rights ...................    $  505,785     $  505,785
Accumulated amortization ..........      (126,446)      (177,025)
                                       ----------     ----------
                                          379,939        328,760
NRTC patronage capital ............        94,825        112,029
                                       ----------     ----------
                                       $  474,164     $  440,789
                                       ==========     ==========

NRTC Patronage Capital


     The Company is an affiliate of the NRTC. While affiliates have no vote, they do have an interest in the NRTC in proportion to their prior patronage. NRTC patronage capital represents the noncash portion of NRTC patronage income. Under its bylaws, the NRTC declares a patronage dividend of its excess of revenues over expenses each year. Of the total patronage dividend, 20% is paid in cash, is recognized as income when received, and is netted against programming expense in the accompanying statements of operations.

     The remaining 80% is distributed in the form of noncash patronage capital, which will be redeemed in cash only at the discretion of the NRTC. The Company includes noncash patronage capital as other assets, with an offsetting deferred patronage income amount included in other liabilities in the accompanying balance sheets. The patronage capital will be recognized as income when cash distributions are declared by the NRTC.


Contract Rights


     Contract rights represent the Company's cost of acquiring the exclusive rights to distribute DIRECTV Services. Contract rights are being amortized over ten years, the estimated remaining useful life of the satellites operated by DirecTv which provide service under the related contracts. Amortization expense, included in depreciation and amortization in the accompanying statements of operations, for both the years ended December 31, 1996 and 1997 was $50,579.

4. COMMITMENTS AND CONTINGENCIES


Minimum Subscribers


     As part of the NRTC Member Agreements, the Company is required to pay certain fees based on a minimum number of subscribers (such minimum number of subscribers being equal to up to 5% of the households

                         OCMULGEE COMMUNICATIONS, INC.

                          DECEMBER 31, 1996 AND 1997

4. COMMITMENTS AND CONTINGENCIES  -- (Continued)

of the Company's Rural DirecTv Market, or up to 2,009 subscribers) beginning in the fourth year of operation of the NRTC Member Agreement if the Company fails to obtain such minimum number of subscribers prior to such time. The Company has achieved the minimum subscriber requirement at December 31, 1997 and is therefore not required to pay such fee.


Litigation

     The Company is involved in certain litigation arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

5. NOTES PAYABLE TO RELATED PARTIES

     At December 31, 1996 and 1997, the Company had outstanding notes payable to certain stockholders and related parties. The outstanding notes payable to certain stockholders and related parties are due on demand and are subordinate to amounts outstanding under the notes payable due to banks (Note 6). The notes payable to certain stockholders and related parties outstanding as of December 31, 1996 and 1997 are as follows:




                                                              1996          1997
                                                          -----------   -----------
   Note payable to a corporation related to certain
     stockholders, principal due December 1, 1998,
     bearing interest at the rate which a certain bank
     pays on certain certificates of deposit plus 1%,
     secured by the assets of the Company .............    $250,000      $250,000
   Unsecured notes payable to the majority stockholder,
     due on demand, payable in monthly installments
     through December 1, 2006, bearing interest at
     rates ranging from 7% to 7.6% ....................      51,300        49,946
   Unsecured note payable to a minority stockholder,
     due on demand, interest payable monthly at 8.5% .       16,703        14,703
                                                           --------      --------
                                                           $318,003      $314,649
                                                           ========      ========

                         OCMULGEE COMMUNICATIONS, INC.

                          DECEMBER 31, 1996 AND 1997

6. DEBT

     The Company's long-term debt consists of the following as of December 31, 1996 and 1997:




                                                                               1996         1997
                                                                           -----------   ----------
Note payable to a bank, payable in monthly installments of $4,800, with final principal of $297,000 due February 10, 1998, secured by all shares of the Company's common stock and certain personal property of the stockholders and related parties, guaranteed by cer-
 tain stockholders and a related-party corporation, bearing interest at
 8.51% .................................................................    $430,621      $      0
Note payable to a bank, payable in monthly installments of $10,200, with final principal of $776,000 due April 10, 1998, secured by cer-
 tain fixed assets of the Company, guaranteed by certain stockholders,
 bearing interest at 8.51% .............................................           0       748,143
Notes payable to a bank, principal due May 14, 1997, secured by accounts receivable of the Company and certain personal property of
 the stockholders, bearing interest at prime plus 2% ...................     400,044             0
Notes payable to a bank, payable in monthly principal and interest installments of $750 through April 11, 1998 and August 11, 1999, secured by certain fixed assets, bearing interest at rates ranging from
 7.75% to 9% ...........................................................      14,428         6,250
                                                                            --------      --------
                                                                             845,093       754,393
Less current maturities of long-term debt ..............................     536,551       753,433
                                                                            --------      --------
                                                                            $308,542      $    960
                                                                            ========      ========

     The aggregate maturities of long-term debt as of December 31, 1997 are as follows:



  1998 ...........    $753,433
  1999 ...........         960
                      --------
                      $754,393
                      ========

7. STOCKHOLDERS' AGREEMENT

     On November 2, 1993, the stockholders executed a stockholders' agreement (the "Stockholder Agreement"). Unless terminated pursuant to the terms of the agreement, the Stockholder Agreement terminates on the death of the last survivor of the stockholders who are parties to the agreement. The Stockholder Agreement places certain restrictions on the transfer of the Company's common stock and provides an option for existing stockholders to acquire the shares proposed to be transferred by the stockholder.


8. BENEFIT PLAN

     The Company's employees participate in a defined contribution retirement plan with certain employees of the majority stockholder. The Company contributes a discretionary amount to the plan. The contribution is allocated in the proportion that each participant's compensation bears to the total compensation of all participants. Employee contributions to the plan are not permitted. The Plan was implemented during 1997, and total contributions to the Plan were approximately $0 and $3,973 for the years ended December 31, 1996 and 1997, respectively.

                         OCMULGEE COMMUNICATIONS, INC.

                          DECEMBER 31, 1996 AND 1997

9. RELIANCE ON DIRECTV AND THE NRTC AND OTHER MATTERS

     The NRTC has contracted with third parties to provide the NRTC members with certain services, including billing services and centralized remittance processing services. The NRTC bills the Company for these services on a monthly basis. These fees are recorded as service fees in the accompanying statements of operations. The NRTC also sells DSS(R) equipment to its members.

     Because the Company is, through the NRTC, a distributor of DIRECTV Services, the Company would be adversely affected by any material adverse changes in the assets, financial condition, programming, technological capabilities, or services of DirecTv or its parent corporation, Hughes Communication Galaxy, Inc. ("Hughes"), including DirecTv's failure to retain or renew its Federal Communication Commission ("FCC") licenses to transmit radio frequency signals from the orbital slots occupied by its satellites.

     The NRTC is a cooperative organization whose members are engaged in the distribution of telecommunications and other services in predominantly rural areas of the United States. Pursuant to an agreement between the NRTC and Hughes (the "Hughes Agreement") and the NRTC Member Agreements, participating NRTC members acquired the exclusive rights to provide DIRECTV Services to residential and commercial subscribers in certain rural DirecTv markets. In general, upon default by the NRTC under the Hughes Agreement, the Company would have the right to acquire DIRECTV Services directly from DirecTv. The NRTC has contracted with third parties to provide the NRTC members with certain services, including billing services and centralized remittance processing services. If the NRTC is unable to provide these services for whatever reason, the Company would be required to acquire the services from other sources. There can be no assurance that the cost to the Company to obtain these services elsewhere would not exceed the amounts currently payable to the NRTC.

     The Company would also be adversely affected by the termination of the NRTC Member Agreements by the NRTC prior to the expiration of their respective terms. If the NRTC Member Agreements are terminated by the NRTC, the Company would no longer have the right to provide DIRECTV Services. There can be no assurance that the Company would be able to obtain similar DBS services from other sources.

     Both the Hughes Agreement and the NRTC Member Agreements expire when Hughes removes its current satellites from their assigned orbital locations. Although, according to Hughes, the three DirecTv satellites have estimated orbital lives of approximately 15 years from their respective launches in December 1993 and 1994, there can be no assurance as to the longevity of the satellites and thus no assurance as to how long the Company will be able to continue to acquire DBS services pursuant to the NRTC Member Agreements.

     While the Company believes that it will have access to DIRECTV Services following the expiration of the current Hughes Agreement by virtue of the NRTC's right of first refusal in the Hughes Agreement and the Company's existing contractual and membership relationship with the NRTC, there can be no assurance that such services will be available to the Company from Hughes or the NRTC, and, if available, there can be no assurance with regard to the financial and other terms under which the Company could acquire the services.

     The Company's DBS business is a new business with a limited operating history. There are numerous risks associated with satellite transmission technology. There can be no assurance as to the longevity of the satellites or that loss, damage, or changes in the satellites will not occur and have a material adverse effect on DirecTv and the Company's DBS business.

     DirecTv, and therefore the Company, is dependent on third parties to provide high-quality programming that appeals to mass audiences. DirecTv's programming agreements have terms which expire on various dates and different renewal and cancellation provisions. There can be no assurance that any such agreements will be renewed or will not be canceled prior to expiration of their original terms.

     DBS operators, such as DirecTv, are free to set prices and serve subscribers according to their business judgment without rate of return and other regulation. However, DirecTv is subject to the regulatory jurisdiction of the FCC.

                         OCMULGEE COMMUNICATIONS, INC.

                          DECEMBER 31, 1996 AND 1997

10. MANAGEMENT AGREEMENTS

     In 1993, the Company entered into the Management Agreements with the Sub-Investors. The length of the Management Agreements was for a period of one year, which was extended for additional periods as mutually agreed to by the parties. The Company manages the operation of the Sub-Investors' markets pursuant to the Management Agreements. The Company is the authorized dealer of the NRTC with respect to the Sub-Investors' markets. Accordingly, all revenues generated and expenses incurred in the Company's management and operation of the Sub-Investors' markets are included in the accompanying statements of operations. Pursuant to the Management Agreements, the Sub-Investors are entitled to defined amounts of revenues generated in their respective markets.

     Amounts paid to the Sub-Investors are reflected as royalties in the accompanying statements of operations.

     Pursuant to the Management Agreements, the Sub-Investors contributed amounts equal to 10% of the cost (the "Deferred Credit") of their NRTC license to the Company. The Deferred Credit was paid by the Sub-Investors in order to offset the Company's costs in managing and operating the markets owned by the Sub-Investors. The Deferred Credit is being amortized over ten years, the estimated remaining useful life of the satellites operated by DirecTv which provide service under the related contracts. Amortization of the Deferred Credit, included as an offset to general and administrative expenses in the accompanying statements of operations, was $6,491 for both the years ended December 31, 1996 and 1997. The unamortized portion of the Deferred Credit included in other liabilities in the accompanying balance sheets at December 31, 1996 and 1997 was $45,623 and $39,132, respectively.

     The Sub-Investors retained the rights to the 16 rural markets in Georgia and Florida. Therefore, the contract rights for the markets have not been recorded in the accompanying balance sheets. The Company has the right of first refusal to purchase the license rights in the event the Sub-Investors decide to sell their rights in the markets. The Sub-Investors also retained the right to apply as a licensee directly to the NRTC at any time during the term of the Management Agreement and upon such acceptance and approval by the NRTC as a direct licensee, the Management Agreement may be canceled upon 30 days notice. Any remaining unamortized portion of the Deferred Credit would be recorded as income, as the Company is not required to remit these amounts to the Sub-Investors.

11. SUBSEQUENT EVENT

     On January 8, 1998, the Company entered into the Agreement with DTS. The Agreement provides that DTS will purchase the Company's NRTC Member Agreements and certain other assets used in connection with the Company's business, as defined in the Agreement, and will assume certain liabilities of the Company, as defined in the Agreement. The purchase price of $9,500,000 is subject to an adjustment based on the number of subscribers and working capital at the date of closing of the Agreement.

     The Agreement is contingent upon obtaining consents from Hughes and the NRTC and is contingent upon the negotiation of a definitive agreement.

     In connection with the Company's Agreement with DTS, the Company has entered into agreements with the Sub-Investors to transfer their rights in the 16 rural markets in Georgia and Florida to DTS in exchange for approximately $4,001,000 of the $9,500,000 aggregate purchase price.

     The transactions contemplated by the Agreement and the agreements with the Sub-Investors were consummated effective January 30, 1998.

                      PEGASUS COMMUNICATIONS CORPORATION
                 PRO FORMA CONSOLIDATED FINANCIAL INFORMATION


Basis of Presentation


     Pro forma consolidated statements of operations and other data for the year ended December 31, 1997 give effect to (i) the Completed DBS Acquisitions,
(ii) the Pending DBS Acquisitions, (iii) the sale of the New England cable systems and (iv) the DTS Acquisition (after giving effect to the DTS Transactions, as this term is defined on page G-1 on the "Glossary of Defined Terms"), all as if such events had occurred at January 1, 1997.

     The pro forma condensed consolidated balance sheet as of December 31, 1997, gives effect to (i) the Completed DBS Acquisitions, (ii) the Pending DBS Acquisitions, all of which are anticipated to occur in the first half of 1998,
(iii) the sale of the New England cable systems which is anticipated to occur in the third quarter of 1998 and (iv) the DTS Acquisition (after giving effect to the DTS Transactions, as this term is defined on page G-1 on the "Glossary of Defined Terms"), as if such events had occurred on such date.

     DTS has entered into a standby commitment letter with CIBC Oppenheimer to purchase any and all of the DTS Notes tendered pursuant to the Offer to Purchase. Pegasus' liability will not be affected by this commitment or by the Offer to Purchase since the same aggregate principal amount of the DTS Notes will remain outstanding both before and after the Offer to Purchase.


     The acquisitions are accounted for using the purchase method of accounting. The total costs of such acquisitions are allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values. The allocation of the purchase price included in the pro forma financial statements is preliminary. The Company does not expect that the final allocation of the purchase price will materially differ from the preliminary allocation.

     The pro forma adjustments are based upon available information and upon certain assumptions that the Company believes are reasonable. The pro forma consolidated financial information should be read in conjunction with the Notes to Pro Forma Consolidated Balance Sheet and the Notes to Pro Forma Consolidated Statements of Operations, as well as the financial statements and notes thereto of the Company and of the acquisitions, included elsewhere in this report. The pro forma consolidated financial information is not necessarily indicative of the Company's future results of operations. There can be no assurance whether or when the Pending DBS Acqusitions or the DTS Acquisition will be consummated.

                      Pegasus Communications Corporation
                     Pro Forma Consolidated Balance Sheet

                               December 31, 1997



                                                         DBS Acquisitions
                                                   ----------------------------     Cable
                                        Actual      Completed(a)    Pending(b)     Sale(c)      Subtotal
(dollars in thousands)               ------------  --------------  ------------  -----------  ------------
ASSETS
Cash and cash equivalents .........   $  44,049       ($ 1,850)     ($ 53,008)    $ 28,000     $  17,191
Restricted cash ...................       1,220                                                    1,220
Accounts receivable, net ..........      13,820                                                   13,820
Inventory .........................         975                                                      975
Prepaid expenses and other
 current assets ...................       5,450                                                    5,450
Restricted cash, net ..............
Property and equipment, net .......      27,687                                     (3,802)       23,885
Intangibles, net ..................     284,774          1,850         64,125       (2,047)      348,702



Other assets ......................       2,887                                                    2,887
                                      ---------                                                ---------
  Total assets ....................   $ 380,862                      $ 11,117     $ 22,151     $ 414,130
                                      =========                      ========     ========     =========
LIABILITIES AND TOTAL
 EQUITY
Current liabilities ...............   $  17,214                                                $  17,214
Accrued interest ..................       8,177                                                    8,177
Current portion of long-term
 debt .............................       6,357                                                    6,357
Current portion of program
 rights payable ...................       1,419                                                    1,419
Long-term debt, net ...............       5,016                      $ 10,263                     15,279
Pegasus Senior Notes ..............     115,000                                                  115,000
Senior Subordinated Notes .........      81,982                                                   81,982
DTS Credit Facility ...............
Program rights payable ............       1,416                                                    1,416
Other long term liabilities .......       2,653                                                    2,653
Pegasus Preferred Stock ...........     111,264                                                  111,264
DTS Preferred Stock ...............
Minority Interest .................       3,000                                                    3,000
Pegasus Class A Common Stock                 57                             1                         58
Pegasus Class B Common Stock                 46                                                       46
DTS Common Stock ..................
Additional paid in capital ........      64,035                           853                     64,888
Retained earnings(deficit) ........     (36,774)                                  $ 22,151       (14,623)
                                      ---------                                   --------     ---------
  Total liabilities and equity.....   $ 380,862                      $ 11,117     $ 22,151     $ 414,130
                                      =========                      ========     ========     =========


                                                         DTS
                                     --------------------------------------------
                                                       Completed
                                        Actual      Acquisition(d)     Subtotal     Adjustments(e)     Pro Forma
(dollars in thousands)               ------------  ----------------  ------------  ----------------  ------------
ASSETS
Cash and cash equivalents .........    $ 39,113         $   379        $ 39,492        ($ 5,300)      $  51,383
Restricted cash ...................      19,006                          19,006                          20,226
Accounts receivable, net ..........       4,630                           4,630                          18,450
Inventory .........................       2,230                           2,230                           3,205
Prepaid expenses and other
 current assets ...................         637             200             837                           6,287
Restricted cash, net ..............      18,021                          18,021                          18,021
Property and equipment, net .......       2,920             178           3,098                          26,983
Intangibles, net ..................     169,772           9,996         179,768        $134,805
                                                                                         27,399
                                                                                          5,400         684,974
Other assets ......................       1,333                           1,333          17,240          17,470
                                       --------                        --------         --------      ---------
  Total assets ....................    $257,662         $10,753        $268,415         $168,444      $ 850,989
                                       ========         =======        ========         ========      =========
LIABILITIES AND TOTAL
 EQUITY
Current liabilities ...............    $ 40,139         $ 1,253        $ 41,392                       $  58,606
Accrued interest ..................       8,247                           8,247                          16,424
Current portion of long-term
 debt .............................      14,950                          14,950                          21,307
Current portion of program
 rights payable ...................                                                                       1,419
Long-term debt, net ...............       9,211                           9,211                          24,490
Pegasus Senior Notes ..............                                                                     115,000
Senior Subordinated Notes .........     152,931                         152,931                         234,913
DTS Credit Facility ...............      15,500           9,500          25,000                          25,000
Program rights payable ............                                                                       1,416
Other long term liabilities .......          47                              47         $44,639          33,988
Pegasus Preferred Stock ...........                                                                     111,264
DTS Preferred Stock ...............          14                              14             (14)
Minority Interest .................                                                                       3,000
Pegasus Class A Common Stock                                                                 55             113
Pegasus Class B Common Stock                                                                                 46
DTS Common Stock ..................          21                              21             (21)
Additional paid in capital ........      25,826                          25,826         114,561         205,275
Retained earnings(deficit) ........      (9,224)                         (9,224)          9,224         (14,623)
                                       --------                        --------         --------      ---------
  Total liabilities and equity.....    $257,662         $10,753        $268,415         $168,444      $ 850,989
                                       ========         =======        ========         ========      =========

Notes to Pro Forma Consolidated Balance Sheet (dollars in thousands)

(a) To record one Completed DBS Acquisition which occurred subsequent to December 31, 1997. Intangible assets purchased consist entirely of DBS rights, which are being amortized over a 10-year period, as follows:



           Completed                  Total
        DBS Acquisition           Consideration       Cash      Notes     Stock
------------------------------   ---------------   ---------   -------   ------
NRTC System No. 0434 .........        $1,850        $1,850      $ --     $ --

(b) To record fourteen Pending DBS Acquisitions. Intangible assets to be purchased consist of $63.6 million of DBS rights and $550,000 of non-compete covenants, which are being amortized over a 10-year period and the term of the related non-compete covenants (3-5 years), respectively, as follows:




                 Pending                        Total
              Acquisitions                  Consideration       Cash        Notes      Stock
----------------------------------------   ---------------   ---------   ----------   ------
NRTC System No. 0378 (partial) .........       $ 2,700        $ 2,700
NRTC System No. 0211 ...................        11,725          1,725     $10,000
NRTC System No. 0334 ...................         3,250          3,250
NRTC System No. 0174 ...................        12,500         12,500
NRTC System No. 0250 ...................         5,700          5,700
NRTC System No. 1011 ...................         1,675            821                  $854
NRTC System No. 0037 ...................         3,625          3,562          63
NRTC System No. 0365 ...................         2,200          2,200
NRTC System No. 0379 ...................         2,600          2,600
NRTC System No. 0289 ...................         3,100          2,900         200
NRTC System No. 0368 ...................         1,500          1,500
NRTC System No. 0128 ...................         6,250          6,250
NRTC System No. 0267 ...................         5,200          5,200
NRTC System No. 0121 ...................         2,100          2,100
                                               -------        -------
   Total ...............................       $64,125        $53,008     $10,263      $854
                                               =======        =======     =======      ====




    The $854,000 of Pegasus Class A Common Stock issued in connection with the pending acquisition of NRTC System No. 1011 was computed by multiplying the approximately 40,667 shares issued by a value of $21 per share. The number of shares issued may change insignificantly based on fluctuations in the market price of Pegasus Class A Common Stock.


(c) To record the pending sale of the New England cable operations resulting in a nonrecurring gain of $22.2 million.

(d) To record the DTS acquisition of Ocmulgee Communications, Inc. Substantially all of the purchase price has been allocated to DBS rights, which are being amortized over a 10-year period.

(e) To record the Pending DTS Acquisition. This acquisition is being accounted for using the purchase method of accounting. The purchase price of $331.5 million was determined by combining the approximately 5.5 million shares and options of Pegasus Class A Common Stock, valued at $22.51 per share ($123.8 million), issued to the shareholders of DTS and the assumption of net liabilities amounting to $163.1 million (total assets $268.4 million less intangibles $179.8 million less total liabilities $251.8 million). The Company also recorded approximately $44.6 million of a net deferred tax liability of which $27.4 million was allocated to DBS rights and $17.2 million was recorded as a deferred tax asset. The net deferred tax liability was recorded primarily as a result of non-deductible amortization. Of the $331.6 million purchase price, $303.6 million was allocated to DBS rights, which are being amortized over a 10-year period. Additionally, the Company recorded $5.3 million of intangibles relating to the costs associated with the net acquisition and restructuring charges. Such amounts are based on a preliminary allocation of the total consideration. The actual allocation may change immaterially based upon the actual results of DTS from the period January 1, 1998 to closing.

                      Pegasus Communications Corporation

                Pro Forma Consolidated Statement of Operations

                          Year Ended December 31, 1997
(dollars in thousands, except per share data)




                                                                 DBS Acquisitions
                                                           ----------------------------      Cable
                                                Actual      Completed(a)    Pending(b)      Sale(c)
                                             ------------  --------------  ------------  ------------
Income Statement Data:
Net Revenues:
 DBS ......................................    $  38,254       $17,843       $14,024
 Cable ....................................       16,688                                   ($ 6,324)
 TV .......................................       31,726
 Other ....................................          150
                                               ---------
 Total net revenues .......................       86,818        17,843        14,024         (6,324)
                                               ---------       -------       -------        -------
Location operating expenses:
 DBS ......................................       32,015        18,269        11,472
 Cable ....................................        8,693                                     (3,146)
 TV .......................................       21,349
 Other ....................................           28
 Incentive compensation ...................        1,274                                        (95)
 Corporate expenses .......................        2,256           743           177
 Depreciation and amortization ............       27,792         1,007           962         (1,718)
                                               ---------       -------       -------        -------
 Income (loss) from operations ............       (6,589)       (2,176)        1,413         (1,365)
Interest expense ..........................      (16,094)         (566)         (160)
Other income (expense), net ...............          816            97            75             37
Gain on sale of cable system ..............        4,451
                                               ---------
Income (loss) before income taxes and
 extraordinary items ......................      (17,416)       (2,645)        1,328         (1,328)
Provision (benefit) for income taxes ......          200           (10)           89
                                               ---------       -------       -------
Income (loss) before extraordinary items...      (22,067)       (2,635)        1,239         (1,328)
Extraordinary gain from extinguishment
 of debt ..................................       (1,656)
Dividends on Series A Preferred Stock .....      (12,215)
                                               ---------
Income (loss) applicable to common
 shares ...................................   ($  31,487)     ($ 2,635)      $ 1,239       ($ 1,328)
                                               =========       =======       =======        =======
Income (loss) per common share:
Income (loss) from operations .............   ($    0.67)
                                               =========
Net Loss ..................................   ($    3,19)
                                               =========
Weighted average shares outstanding .......    9,858,244
                                               =========

                                                 Adjustments        Subtotal
                                             ------------------  --------------
Income Statement Data:
Net Revenues:
 DBS ......................................                        $    70,121
 Cable ....................................                             10,364
 TV .......................................                             31,726
 Other ....................................                                150
                                                                   -----------
 Total net revenues .......................                            112,361
                                                                   -----------
Location operating expenses:
 DBS ......................................     ($   2,730)(e)          59,025
 Cable ....................................                              5,547
 TV .......................................                             21,349
 Other ....................................                                 28
 Incentive compensation ...................                              1,179
 Corporate expenses .......................           (920)(f)           2,256
 Depreciation and amortization ............         12,481 (g)          40,524
                                                 ---------         -----------
 Income (loss) from operations ............         (8,831)            (17,548)
Interest expense ..........................         (7,022) (h)        (23,842)
Other income (expense), net ...............           (172) (i)            853
Gain on sale of cable system ..............         (4,451) (j)
                                                 ---------
Income (loss) before income taxes and
 extraordinary items ......................        (20,476)            (40,537)
Provision (benefit) for income taxes ......            (79) (k)            200
                                                 ---------         -----------
Income (loss) before extraordinary items...        (20,397)            (40,737)
Extraordinary gain from extinguishment
 of debt ..................................          1,656  (j)
Dividends on Series A Preferred Stock .....           (941) (l)        (13,156)
                                                 ---------         -----------
Income (loss) applicable to common
 shares ...................................     ($  19,682)       ($    53,893)
                                                 =========         ===========
Income (loss) per common share:
Income (loss) from operations .............                       ($      1.71)
                                                                   ===========
Net Loss ..................................                       ($      5.26)
                                                                   ===========
Weighted average shares outstanding .......                         10,253,748
                                                                   ===========

                                                            DTS
                                             ----------------------------------
                                                  Adjustments        Subtotal       Adjustments       Pro Forma
                                             --------------------  ------------  ----------------  --------------
Income Statement Data:
Net Revenues:
 DBS ......................................                          $ 59,805                        $  129,926
 Cable ....................................                                                              10,364
 TV .......................................                                                              31,726
 Other ....................................                                                                 150
                                                                                                     ----------
 Total net revenues .......................                            59,805                           172,166
                                                                    ---------                        ----------
Location operating expenses:
 DBS ......................................     ($       541)(m)       59,310                           118,336
 Cable ....................................                                                               5,547
 TV .......................................                                                              21,349
 Other ....................................                                                                  28
 Incentive compensation ...................              541 (n)          541                             1,720
 Corporate expenses .......................                                                               2,256
 Depreciation and amortization ............            4,844 (n)       20,046        $ 15,660(p)         76,220
                                                 -----------        ---------        --------        ----------
 Income (loss) from operations ............           (4,844)         (20,092)        (11,001)          (53,290)
Interest expense ..........................          (11,035)(o)      (25,605)                          (49,447)
Other income (expense), net ...............               22 (i)         (196)                              657
Gain on sale of cable system ..............                                                                  --
                                                                                                     ----------
Income (loss) before income taxes and
 extraordinary items ......................          (15,857)         (45,893)        (11,001)         (102,080)
Provision (benefit) for income taxes ......                                                                 200
                                                                                                     ----------
Income (loss) before extraordinary items...          (15,857)         (45,893)        (11,001)         (102,286)
Extraordinary gain from extinguishment
 of debt ..................................                                                                  --
Dividends on Series A Preferred Stock .....                                                             (13,156)
                                                                                                     ----------
Income (loss) applicable to common
 shares ...................................     ($    15,857)       ($ 45,893)      ($ 11,001)      ($  115,436)
                                                 ===========        =========        ========        ==========
Income (loss) per common share:
Income (loss) from operations .............                         ($   3.68)                      ($     3.39)
                                                                    =========                        ==========
Net Loss ..................................                         ($   8.40)                      ($     7.35)
                                                                    =========                        ==========
Weighted average shares outstanding .......                         5,461,100                        15,714,848
                                                                    =========                        ==========

Notes to Pro Forma Consolidated Statements of Operations

(a) Represents the combined financial results of the Completed DBS Acquisitions from the beginning of the period presented to the date of acquisition by the Company or the end of the period, as follows (dollars in thousands):

                                                                                      Income (loss)
             Completed                 Effective        Net        Income (loss)      applicable to
            Acquisitions                  Date       Revenues     from operations     common shares
-----------------------------------   -----------   ----------   -----------------   --------------
   NRTC System No. 1061                 2/14/97      $   488         ($  102)           ($  102)
   NRTC System No. 1039                 3/10/97          748             (56)               (56)
   NRTC System No. 1065                 1/31/97          315             (71)               (88)
   NRTC System No. 1032                 3/10/97          141              32                 32
   NRTC System No. 1028                  5/9/97          891             (56)               (57)
   NRTC System No. 1073                  4/9/97          204              36                 36
   NRTC System No. 0035                  5/9/97           96              (9)                (9)
   NRTC System No. 0333                  5/9/97          527             (38)               (73)
   NRTC System No. 1003                  5/9/97           50             (35)               (21)
   NRTC System No. 0172                  7/9/97        1,840            (127)               (67)
   NRTC System No. 1004                  7/9/97          475              71                 65
   NRTC System No. 0408                  8/8/97          255             (49)               (72)
   NRTC System No. 1040                  8/8/97          370            (118)              (129)
   NRTC System No. 0481                  8/8/97          879            (150)              (159)
   NRTC System No. 0043                  8/8/97          747             (84)               (86)
   NRTC System No. 0086                  9/8/97          328              (6)                (9)
   NRTC System No. 0471                  9/8/97          487            (181)              (186)
   NRTC System No. 0396                  9/8/97          186             (22)               (22)
   NRTC System No. 0470                  9/8/97          338              34                 34
   NRTC System No. 0152                 10/8/97        3,378            (851)            (1,148)
   NRTC System No. 0036 (partial)       11/7/97          100               8                  8
   NRTC System No. 1045                10/31/97        2,444             (65)              (120)
   NRTC System No. 0331                 10/8/97        1,464            (246)              (299)
   NRTC System No. 0391                 11/7/97          430            (100)              (106)
   NRTC System No. 1024                 11/7/97          246              27                 22
   NRTC System No. 0434                  1/7/98          416             (19)               (24)
                                                     -------          --------           --------
    Total Completed                                  $17,843         ($2,176)           ($2,635)
                                                     =======          ========           ========

(b) Represents the combined financial results of the Pending DBS Acquisitions for the period presented, as follows (dollars in thousands):

                                                                        Income (loss)
              Pending                     Net        Income (loss)      applicable to
            Acquisitions               Revenues     from operations     common shares
-----------------------------------   ----------   -----------------   --------------
   NRTC System No. 0378 (partial)      $   774          $  60              $   49
   NRTC System No. 0211                  3,453            676                 623
   NRTC System No. 0334                    623           (146)               (159)
   NRTC System No. 0174                  2,464            (70)                (80)
   NRTC System No. 0250                  1,435            193                 100
   NRTC System No. 1011                    308            114                 114
   NRTC System No. 0037                    873            323                 323
   NRTC System No. 0365                    378            (15)                (16)
   NRTC System No. 0379                    468             (2)                 15
   NRTC System No. 0289                    431              2                   5
   NRTC System No. 0368                    290             64                  64
   NRTC System No. 0128                  1,442            130                 125
   NRTC System No. 0267                    738             20                  21
   NRTC System No. 0121                    347             64                  55
                                       -------          -------            ------
    Total Pending                      $14,024          $1,413             $1,239
                                       =======          =======            ======

(c) Financial results of the New England operations of Pegasus Cable Television. The pro forma income statement data for the year ended December 31, 1997 does not include a $4.5 million and a $22.1 million gain resulting from the New Hampshire Cable Sale and the New England Cable Sale.

(d) Represents the combined financial results of the DTS Completed DBS Acquisitions from the beginning of the period presented to the date of acquisition by DTS or the end of the period, as follows (dollars in thousands):

                                                                            Income (loss)
        Completed            Effective        Net        Income (loss)      applicable to
       Acquisitions             Date       Revenues     from operations     common shares
-------------------------   -----------   ----------   -----------------   --------------
   NRTC System No. 0109       1/31/97      $   315          ($ 105)            ($ 127)
   NRTC System No. 0156       1/31/97           73             (27)               (28)
   NRTC System No. 1005       2/18/97        1,467            (262)              (273)
   NRTC System No. 0422        5/9/97        1,586              29                 29
   NRTC System No. 0073        5/9/97          801              96                 96
   NRTC System No. 0120        5/9/97          211             (26)               (26)
   NRTC System No. 1071        5/9/97          102               6                  6
   NRTC System No. 0020      12/31/97        5,501             387                285
   NRTC System No. 1017       1/30/98        2,306             234                150
                                           -------           -----              -----
    Total Completed                        $12,362           $ 332              $ 112
                                           =======           =====              =====

(e) Represents the elimination of costs associated with 26 call centers that were not acquired and 14 call centers which will be eliminated prior to acquisition. Call center costs include salaries and benefits of customer service representatives (CSR's), rent, utilities, phone charges and other operational charges. The Company estimates that it adds one CSR for every 2,000 subscribers. Eliminated net costs are as follows:

              Completed                     Call Center             CSR              Net
             Acquisitions                Costs Eliminated       Costs Added         Amount
-------------------------------------   ------------------   ----------------   -------------
     NRTC System No. 1061                   $  137,000         ($   122,000)     $   15,000
     NRTC System No. 1039                      149,000             (111,000)         38,000
     NRTC System No. 1065                      157,000             (118,000)         39,000
     NRTC System No. 1032                       32,000              (32,000)             --
     NRTC System No. 1028                      170,000             (106,000)         64,000
     NRTC System No. 1073                       78,000              (33,000)         45,000
     NRTC System No. 0035                       42,000              (12,000)         30,000
     NRTC System No. 0333                       84,000              (66,000)         17,000
     NRTC System No. 1003                        9,000               (6,000)          3,000
     NRTC System No. 0172                      183,000             (150,000)         33,000
     NRTC System No. 1004                       58,000              (36,000)         22,000
     NRTC System No. 0408                       47,000              (20,000)         27,000
     NRTC System No. 1040                      115,000              (27,000)         88,000
     NRTC System No. 0481                      275,000              (68,000)        207,000
     NRTC System No. 0043                      154,000              (58,000)         96,000
     NRTC System No. 0086                       69,000              (22,000)         47,000
     NRTC System No. 0471                       68,000              (39,000)         29,000
     NRTC System No. 0396                       16,000              (11,000)          5,000
     NRTC System No. 0470                       27,000              (25,000)          2,000
     NRTC System No. 0152                      227,000             (154,000)         73,000
     NRTC System No. 0036 (partial)              6,000               (6,000)             --
     NRTC System No. 1045                      501,000             (112,000)        389,000
     NRTC System No. 0331                      335,000              (22,000)        313,000
     NRTC System No. 0391                       39,000              (28,000)         11,000
     NRTC System No. 1024                       36,000              (14,000)         22,000
     NRTC System No. 0434                       35,000              (20,000)         14,000
                                            ----------          -----------      ----------
      Total Completed                       $3,048,000         ($ 1,418,000)     $1,630,000
                                            ==========          ===========      ==========

               Pending                      Call Center             CSR              Net
             Acquisitions                Costs Eliminated       Coss Added          Amount
-------------------------------------   ------------------   ----------------   -------------
     NRTC System No. 0378 (partial)         $  136,000         ($    34,000)     $  102,000
     NRTC System No. 0211                      255,000             (132,000)        123,000
     NRTC System No. 0334                       96,000              (36,000)         60,000
     NRTC System No. 0174                      171,000             (119,000)         52,000
     NRTC System No. 0250                      139,000              (59,000)         80,000
     NRTC System No. 1011                       14,000              (14,000)             --
     NRTC System No. 0037                       44,000              (44,000)             --
     NRTC System No. 0365                       89,000              (16,000)         73,000
     NRTC System No. 0379                       47,000              (22,000)         25,000
     NRTC System No. 0289                       79,000              (21,000)         58,000
     NRTC System No. 0368                       15,000              (15,000)             --
     NRTC System No. 0128                      555,000              (67,000)        488,000
     NRTC System No. 0267                       71,000              (37,000)         34,000
     NRTC System No. 0121                       22,000              (17,000)          5,000
                                            ----------          -----------      ----------
      Total Pending                         $1,733,000         ($   633,000)      1,100,000
                                            ==========          ===========      ==========
       Total                                $4,781,000         ($ 2,051,000)     $2,730,000
                                            ==========          ===========      ==========

(f) To eliminate corporate expenses charged by prior owners. These costs represent management fees charged by the prior owners in addition to their regular salaries and benefits and other allocated costs. These costs will not be incurred in future periods as the Company's corporate expenses do not include management fees in excess of actual allocated costs.



(g) To remove depreciation expense of $183,000 and $709,000 relating to fixed assets that were not acquired and to record additional amortization expense of $7.2 million and $6.2 million resulting from the purchase accounting treatment of the Completed DBS Acquisitions and the Pending DBS Acquisitions, respectively. Substantially all of the purchase price has been allocated to DBS rights which are being amortized over a 10-year period. Such amounts are based on a preliminary allocation of the total consideration. The actual depreciation and amortization may change immaterially based upon the final allocation of the total consideration to be paid to the tangible assets, if any, and intangible assets acquired.


(h) Interest expense is adjusted to give effect to the transactions as follows (dollars in thousands):




    Interest expense:
    PM&C Notes ...................................    $  10,625
    Senior Notes .................................       11,069
    Seller notes .................................        2,049
    Other debt ...................................           99
                                                      ---------
  Total ..........................................       23,842
    Interest expense previously recorded .........      (16,820)
                                                      ---------
    Adjustment ...................................    $   7,022
                                                      =========



  As of December 31, 1997, all of Pegasus' outstanding debt has a fixed rate.


(i) To eliminate certain nonrecurring income and expenses, net. The expenses are primarily comprised of legal and professional fees incurred by prior owners in connection with the acquisitions.

(j) To eliminate the nonrecurring gain on sale of cable system and extraordinary loss on extinguishment of debt.

(k) To eliminate the net tax provision in connection with the acquisitions.

(l) Dividends on the Series A Preferred Stock issued in connection with the Unit Offering is adjusted as if the Unit Offering had occurred on January 1, 1997.

(m) To reclassify incentive compensation.

(n) To record additional amortization expense of $4.8 million resulting from the purchase accounting treatment of the DTS Competed DBS Acquisitions. Substantially all of the purchase price has been allocated to DBS rights which are being amortized over a 10-year period. Such amounts are based on a preliminary allocation of the total consideration. The actual amortization may change immaterially based upon the final allocation of the total consideration to be paid to the tangible assets, if any, and intangible assets acquired.

(o)  To record additional interest expense, as follows (dollars in thousands):


  Interest expense:
  DTS Credit Facility .....................     $ 2,250
  DTS Senior Subordinated Notes ...........       8,598
  DTS Seller notes ........................         300
                                                -------
  Total ...................................      11,148
  DTS Completed Acquisitions - amounts
  previously recorded .....................        (113)
                                                -------
  Adjustment ..............................     $11,035
                                                =======

     As of December 31, 1997, all of DTS's outstanding debt is fixed with the exception of its credit facility. A variance of 1/8% in its interest rate would affect the earnings on an annual basis by $31,250.

(p) To record additional amortization expense of $15.7 million resulting from the purchase accounting treatment of the DTS merger and capitalized acquisition costs. Substantially all of the purchase price has been allocated to DBS rights which are being amortized over a 10-year period. Such amounts are based on a preliminary allocation of the total consideration. The actual amortization may change immaterially based upon the final allocation of the total consideration to be paid.

                                    ANNEX I


                         AGREEMENT AND PLAN OF MERGER

                                     among

                      PEGASUS COMMUNICATIONS CORPORATION

                       and certain of its shareholders,

                         PEGASUS DTS MERGER SUB, INC.,

                                      and

                       DIGITAL TELEVISION SERVICES, INC.

                        and certain of its shareholders





                             ---------------------
                                January 8, 1998

                             ---------------------

                               Table of Contents



             ARTICLE I
             DEFINITIONS .............................................................    I-1
1.1        Certain Definitions .......................................................    I-1
1.2        Other Definitions .........................................................    I-7
             ARTICLE II
             BASIC TRANSACTION .......................................................    I-8
2.1        Merger; Surviving Corporation .............................................    I-8
2.2        Certificate of Incorporation ..............................................    I-8
2.3        By-Laws ...................................................................    I-8
2.4        Directors and Officers ....................................................    I-8
2.5        Effective Time ............................................................    I-8
2.6        Exchange of Certificates ..................................................    I-8
2.7        Merger Consideration; Conversion and Cancellation of Securities ...........    I-8
2.8        Stock Transfer Books ......................................................   I-10
2.9        Dissenting Shares .........................................................   I-10
2.10       Failure to Surrender Share Certificates ...................................   I-10
2.11       Closing ...................................................................   I-10
2.12       Treatment of Certain Outstanding Warrants and Options of the Company ......   I-10
2.13       Shareholder Notes .........................................................   I-11
             ARTICLE III
             REPRESENTATIONS AND WARRANTIES OF THE COMPANY ...........................   I-12
3.1        Organization and Qualification ............................................   I-12
3.2        Capitalization ............................................................   I-12
3.3        Authority and Validity ....................................................   I-13
3.4        No Breach or Violation ....................................................   I-13
3.5        Consents and Approvals ....................................................   I-13
3.6        Title to Assets ...........................................................   I-14
3.7        Intellectual Property .....................................................   I-14
3.8        Compliance with Legal Requirements ........................................   I-14
3.9        Financial and Other Information ...........................................   I-14
3.10       Company Credit Facility ...................................................   I-15
3.11       Subsequent Events .........................................................   I-15
3.12       Undisclosed Liabilities ...................................................   I-15
3.13       Legal Proceedings .........................................................   I-15
3.14       Taxes .....................................................................   I-15
3.15       Employee Benefits; Employees ..............................................   I-16
3.16       Contracts .................................................................   I-17
3.17       Books and Records .........................................................   I-19
3.18       Business Information ......................................................   I-19
3.19       Insurance .................................................................   I-19
3.20       Disclosure ................................................................   I-19
3.21       Brokers or Finders ........................................................   I-19
3.22       Certain Payments ..........................................................   I-20
3.23       Subscribers ...............................................................   I-20
3.24       Favorable Business Relationships ..........................................   I-20
3.25       Securities Matters ........................................................   I-20
3.26       Billing and Authorization System ..........................................   I-20

              ARTICLE IV
              REPRESENTATIONS AND WARRANTIES OF
              THE PRINCIPAL COMPANY SHAREHOLDERS ..........................................   I-20
 4.1        Authority and Validity ........................................................   I-20
 4.2        Ownership .....................................................................   I-21
 4.3        Consents and Approvals ........................................................   I-21
 4.4        Certain Information ...........................................................   I-21
              ARTICLE V
              REPRESENTATIONS AND WARRANTIES OF PEGASUS ...................................   I-21
 5.1        Organization and Qualification ................................................   I-21
 5.2        Capitalization ................................................................   I-21
 5.3        Authority and Validity ........................................................   I-22
 5.4        No Breach or Violation ........................................................   I-22
 5.5        Consents and Approvals ........................................................   I-22
 5.6        Title to Assets ...............................................................   I-22
 5.7        Intellectual Property .........................................................   I-22
 5.8        Compliance with Legal Requirements ............................................   I-23
 5.9        Legal Proceedings .............................................................   I-23
 5.10       Subsequent Events .............................................................   I-23
 5.11       Financial and Other Information ...............................................   I-23
 5.12       Undisclosed Liabilities .......................................................   I-24
 5.13       Taxes .........................................................................   I-24
 5.14       Employee Benefits; Employees ..................................................   I-24
 5.15       Contracts .....................................................................   I-25
 5.16       Business Information ..........................................................   I-26
 5.17       Disclosure ....................................................................   I-26
 5.18       Brokers or Finders ............................................................   I-26
 5.19       Certain Payments ..............................................................   I-26
 5.20       Subscribers ...................................................................   I-26
 5.21       Favorable Business Relationships ..............................................   I-27
 5.22       Securities Matters ............................................................   I-27
 5.23       FCC Matters ...................................................................   I-27
              ARTICLE VI
              REPRESENTATIONS AND WARRANTIES OF MERGER SUB ................................   I-27
 6.1        Organization and Qualification ................................................   I-27
 6.2        Certificate of Incorporation and Bylaws .......................................   I-28
 6.3        Authority .....................................................................   I-28
 6.4        No Conflict; Required Filings and Consents ....................................   I-28
 6.5        Vote Required .................................................................   I-28
              ARTICLE VII
              PRE-CLOSING COVENANTS OF THE SELLERS ........................................   I-29
 7.1        Additional Information ........................................................   I-29
 7.2        Exclusivity ...................................................................   I-29
 7.3        Continuity and Maintenance of Operations ......................................   I-29
 7.4        Consents and Approvals ........................................................   I-31
 7.5        Adoption by Shareholders ......................................................   I-31
 7.6        Securities Filings; Financial Information .....................................   I-31
 7.7        Notification of Certain Matters ...............................................   I-32
 7.8        Supplements to Company Disclosure Statement and Company Registration Statement    I-32
 7.9        Duty of Good Faith and Fair Dealing ...........................................   I-32
 7.10       Employee Matters ..............................................................   I-32
 7.11       1997 Company Financial Statements .............................................   I-32

 7.12        1997 Tax Returns .........................................................   I-32
 7.13        Indemnity under Prior Company Acquisitions ...............................   I-33
               ARTICLE VIII
               PRE-CLOSING COVENANTS OF THE PEGASUS PARTIES ...........................   I-33
 8.1         Additional Information ...................................................   I-33
 8.2         Exclusivity ..............................................................   I-33
 8.3         Conduct of Business ......................................................   I-33
 8.4         Consents and Approvals ...................................................   I-34
 8.5         Adoption by Pegasus Shareholders .........................................   I-34
 8.6         Merger Registration Statement ............................................   I-34
 8.7         Notification of Certain Matters ..........................................   I-34
 8.8         Supplements to Pegasus Disclosure Statement ..............................   I-35
 8.9         Duty of Good Faith and Fair Dealing ......................................   I-35
 8.10        Tax Certificate ..........................................................   I-35
               ARTICLE IX
               CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PEGASUS PARTIES..............   I-35
 9.1         Accuracy of Representations ..............................................   I-35
 9.2         Covenants ................................................................   I-35
 9.3         Consents and Approvals ...................................................   I-35
 9.4         Dissenters' Rights .......................................................   I-36
 9.5         Delivery of Documents ....................................................   I-36
 9.6         No Material Adverse Change ...............................................   I-37
 9.7         No Litigation ............................................................   I-37
 9.8         NRTC Compliance Certificate ..............................................   I-37
               ARTICLE X
               CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLERS .....................   I-37
10.1         Accuracy of Representations ..............................................   I-38
10.2         Covenants ................................................................   I-38
10.3         Consents and Approvals ...................................................   I-38
10.4         Delivery of Documents ....................................................   I-38
10.5         No Material Adverse Change ...............................................   I-39
10.6         Litigation ...............................................................   I-39
               ARTICLE XI
               POST-CLOSING COVENANTS .................................................   I-39
11.1         Transition ...............................................................   I-39
11.2         Indemnification of Directors, Officers and Managers of the Company and its
             Predecessors; Directors' and Officers' Insurance .........................   I-39
11.3         Certain Securities Law Matters ...........................................   I-40
11.4         Offer to Purchase ........................................................   I-40
               ARTICLE XII
               TERMINATION ............................................................   I-40
12.1         Events of Termination ....................................................   I-40
12.2         Effect of Termination ....................................................   I-41
12.3         Procedure Upon Termination ...............................................   I-41
               ARTICLE XIII
               INDEMNIFICATION ........................................................   I-42
13.1         Survival of Representations and Warranties ...............................   I-42
13.2         Indemnification Provisions for Benefit of the Pegasus Parties ............   I-42
13.3         Indemnification Provisions for Benefit of the Shareholders ...............   I-43
13.4         Matters Involving Third Parties ..........................................   I-43

 13.5        Determination of Adverse Consequences .....................   I-44
 13.6        Payment in Shares .........................................   I-44
 13.7        No Indemnification for Certain Disclosed Matters ..........   I-45
               ARTICLE XIV
               MISCELLANEOUS ...........................................   I-45
 14.1        Parties Obligated and Benefited ...........................   I-45
 14.2        Notices ...................................................   I-45
 14.3        Attorneys' Fees ...........................................   I-46
 14.4        Headings ..................................................   I-46
 14.5        Choice of Law .............................................   I-46
 14.6        Rights Cumulative .........................................   I-46
 14.7        Further Actions ...........................................   I-46
 14.8        Time of the Essence .......................................   I-46
 14.9        Late Payments .............................................   I-46
 14.10       Counterparts ..............................................   I-46
 14.11       Entire Agreement ..........................................   I-46
 14.12       Amendments and Waivers ....................................   I-46
 14.13       Construction ..............................................   I-47
 14.14       Expenses ..................................................   I-47
 14.15       Disclosure ................................................   I-47
 14.16       Company Action ............................................   I-47


                                   Exhibits

Exhibit 1       Fleet Confidentiality Agreement

Exhibit 2       Indemnification Agreement of Columbia Principals

Exhibit 3       Noncompetition Agreement -- Management

Exhibit 4       Noncompetition Agreement -- Owners

Exhibit 5       Registration Rights Agreement

Exhibit 6       Voting Agreement

Exhibit 7       Certificate of Merger

Exhibit 8       Tax Certificate

Exhibit 9       Certain addresses for notices

     AGREEMENT AND PLAN OF MERGER, dated January 8, 1998 (the "Agreement"), among PEGASUS COMMUNICATIONS CORPORATION, a Delaware corporation ("Pegasus"), PEGASUS DTS MERGER SUB, INC., a Delaware corporation ("Merger Sub"), DIGITAL TELEVISION SERVICES, INC., a Delaware corporation (the "Company," which term also includes (unless the context otherwise requires) Digital Television Services, LLC, a Delaware limited liability company to which the Company succeeded by merger (the "Corporate Conversion") on October 10, 1997, the shareholders of Pegasus that have executed this Agreement (the "Principal Pegasus Shareholders"), and the shareholders of the Company that have executed this Agreement (the "Principal Company Shareholders"). Pegasus, Merger Sub, the Company, the Principal Pegasus Shareholders and the Principal Company Shareholders are collectively referred to herein as the "Parties." The Company and the Principal Company Shareholders are sometimes referred to herein collectively as the "Sellers." Pegasus, Merger Sub and the Principal Pegasus Shareholders are sometimes referred to herein collectively as the "Pegasus Parties."


                                   RECITALS:

     Subsidiaries (this and certain other terms are defined in Article I) of the Company are party to certain NRTC Distribution Agreements with the National Rural Telecommunications Cooperative ("NRTC"), pursuant to which Subsidiaries of the Company hold rights to distribute DIRECTV(R) ("DIRECTV") programming offered by DirecTV, Inc. in the Service Areas.

     The Parties intend for Pegasus to acquire the Company and its Subsidiaries by means of the merger of Merger Sub with and into the Company, upon the terms and subject to the conditions set forth herein.

     For federal income tax purposes, it is intended that the Merger will qualify as a reorganization under Section 368(a) of the Code.

     NOW, THEREFORE, in consideration of the premises and mutual promises herein made, and in consideration of the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Parties agree as follows:


                                   ARTICLE I
                                  DEFINITIONS

     1.1 Certain Definitions. The following terms shall, when used in this Agreement, have the following meanings:

     "Accounts Receivable" means the accounts receivable identified in the Books and Records and reported on NRTC Report 19A.

     "Acquisition" means the acquisition by a Person of any business (including a DIRECTV Distribution Business), assets or property other than in the Ordinary Course, whether by way of the purchase of assets or stock, by merger, consolidation or otherwise.

     "Adverse Consequences" means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, assessments, dues, penalties, fines, interest, costs, amounts paid in settlement, Liabilities, obligations, Taxes, liens, losses, expenses and fees (including court costs, settlement costs, legal, accounting, experts' and other fees, costs and expenses).

     "Affiliate" means, with respect to any Person: (i) any Person directly or indirectly owning, controlling, or holding with power to vote 10% or more of the outstanding voting securities of such other Person; (ii) any Person 10% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other Person; (iii) any Person directly or indirectly controlling, controlled by, or under common control with such other Person; and (iv) any officer, director or partner of such other Person. "Control" for the foregoing purposes shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or voting interests, by contract or otherwise.

     "Agreement in Principle" means that certain letter agreement dated November 5, 1997, among the Parties.

     "Applicable Rate" means the prime rate reported in The Wall Street Journal from time to time, plus 3%.

     "Assets" mean all properties, assets, privileges, powers, rights, interests and claims of every type and description that are owned, leased, held, used or useful in the Business and in which the Company or any of its Subsidiaries has any right, title or interest or in which the Company or any of its Subsidiaries acquires any right, title or interest on or before the Closing Date, wherever located, whether known or unknown, and whether or not now or on the Closing Date on the Books and Records of the Company or any of its Subsidiaries, including Accounts Receivable, Books and Records, Consumer Contracts, Contracts, Intangibles, Intellectual Property, Inventory, NRTC Patronage Capital, Personal Property and subscribers.

     "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction that forms or could form the basis for any specified consequence.

     "Books and Records" mean all of the Company's and its Subsidiaries' books and records, including purchase and sale order files, invoices, sales materials and records, customer lists, mailing lists, marketing information, personnel records and files, technical data and records, all NRTC Reports and invoices, all correspondence with and documents pertaining to NRTC, DIRECTV, subscribers, suppliers, Governmental Authorities and other third parties, all records evidencing the Accounts Receivable and a schedule of Accounts Receivable aging, all other financial records and all books and records relating to the Company's and its Subsidiaries' formation and capitalization, including corporate seals, minute books and stock books.

     "Business" means the DIRECTV distribution business conducted by the Company and its Subsidiaries pursuant to rights granted under the NRTC Distribution Agreements.

     "Business Day" means any day other than Saturday, Sunday or a day on which banking institutions in New York, New York, are required or authorized to be closed.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Collateral Documents" mean the Exhibits and any other documents, instruments and certificates to be executed and delivered by the Parties hereunder or thereunder.

     "Columbia Principals" means James B. Murray, Jr., David P. Mixer, Mark R. Warner, Robert B. Blow, Mark J. Kington, Harry F. Hopper, III, R. Philip Herget, III, Neil P. Byrne, Barton Schneider, and James Fleming.

     "Commission" means the Securities and Exchange Commission or any Governmental Authority that succeeds to its functions.

     "Committed Member Residence" has the meaning assigned to it in the NRTC Distribution Agreement.

     "Company Credit Agreement" means the Second Amended and Restated Credit Agreement dated as of July 30, 1997, as amended as of October 30, 1997, among the Company, the lenders identified therein, and Canadian Imperial Bank of Commerce, New York Agency, as agent.


     "Company Disclosure Statement" means the disclosure statement delivered by the Company and the Principal Company Shareholders to Pegasus concurrently with the execution of this Agreement, as supplemented pursuant to Section 7.8.


     "Company Financial Model" means the Company's financial projections attached as Exhibit A to the Company Disclosure Statement, as updated from time to time pursuant to Section 7.3(c)(i).


     "Company Indenture" means the indenture dated as of July 30, 1997, among the Company as successor by merger to Digital Television Services, LLC, DTS Capital, Inc., the Guarantors identified therein, and the Bank of New York, as trustee, as supplemented by a supplemental indenture dated as of October 10, 1997.


     "Company Registration Statement" means the Company's registration statement on Form S-4, No. 333-36217, as filed with the Commission on September 24, 1997, by Digital Television Services, LLC, DTS Capital, Inc. and the other registrants identified therein, as amended by Amendment No. 1 thereto, filed with the

Commission on November 19, 1997, by Amendment No. 2 thereto, filed with the Commission on December 15, 1997, by Amendment No. 3 thereto, filed with the Commission on December 23, 1997, and by Amendment No. 4 thereto, filed with the Commission on December 24, 1997, and as amended from time to time thereafter.

     "Company Senior Management" means Douglas S. Holladay, Jr., Earl A. MacKenzie and Donald A. Doering.

     "Confidentiality Agreement" means the Confidentiality Agreement dated April 10, 1997, between Pegasus and the Company, as successor by merger to Digital Television Services, LLC.

     "Consumer Contract" means any rental agreement, lease agreement, installment sale agreement or other agreement or arrangement under which the Company or any of its Subsidiaries (or predecessors in interest) has rented, leased or sold any DSS System or other Inventory to a subscriber or has otherwise financed the acquisition or use of any DSS System or other Inventory by a subscriber.

     "DIRECTV Distribution Business" means the distribution of any service transmitted using the frequencies licensed to Hughes Communications Galaxy or its successors at the 101(0) West orbital location.

     "DSS System" means the satellite receiving system for DIRECTV consisting of an eighteen inch satellite antenna dish, an integrated receiver decoder and a remote control.

     "Employee Benefit Plan" means any: (a) nonqualified deferred compensation or retirement plan or arrangement that is an Employee Pension Benefit Plan; (b) qualified defined contribution retirement plan or arrangement that is an Employee Pension Benefit Plan; (c) qualified defined benefit retirement plan or arrangement that is an Employee Pension Benefit Plan (including any Multiemployer Plan); (d) Employee Welfare Benefit Plan; or (e) other employee benefit arrangement or payroll practice.

     "Employee Pension Benefit Plan" has the meaning set forth in ERISA Section 3(2).

     "Employee Welfare Benefit Plan" has the meaning set forth in ERISA Section 3(l).


     "Encumbrance" means any mortgage, pledge, lien, encumbrance, charge, security interest, security agreement, conditional sale or other title retention agreement, limitation, option, assessment, restrictive agreement, restriction, adverse interest, restriction on transfer or any exception to or defect in title or other ownership interest (including restrictive covenants, leases and licenses).


     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.


     "Escrow Agent" means First Union National Bank.

     "Escrow Agreement" means an escrow agreement in form and substance reasonably satisfactory to the Parties to be entered into on the Closing Date to provide for the escrow of the Company Escrow Shares pursuant to Section 2.7(b), which shall in all material respects conform to Revenue Procedure 84-42.


     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.


     "Exchange Offer" means the exchange offer made by means of the Company Registration Statement.


     "Fleet Confidentiality Agreement" means the form of confidentiality agreement attached hereto as Exhibit 1.


     "GAAP" means United States generally accepted accounting principles as in effect from time to time.


     "Governmental Authority" means: (i) the United States of America; (ii) any state, commonwealth, territory or possession of the United States of America and any political subdivision thereof (including counties, municipalities and the like); (iii) any foreign (as to the United States of America) sovereign entity and any political subdivision thereof; or (iv) any agency, authority or instrumentality of any of the foregoing, including any court, tribunal, department, bureau, commission or board.


     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "Indemnification Agreement" means the form of indemnification agreement attached hereto as Exhibit 2, as executed by the Columbia Principals and each of the Successor Principal Company Shareholders.

     "Intangibles" mean all accounts, notes and other receivables, claims, deposits, prepayments, refunds, causes of action, choses in action, rights of recovery, rights of set-off, rights of recoupment and other intangible assets owned, used or held for use in the Business.

     "Intellectual Property" means (i) trademarks, service marks, trade dress, logos, trade names and corporate names, together with all translations, adaptations, derivations and combinations thereof and all applications, registrations and renewals in connection therewith; (ii) all copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith; (iii) trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals); (iv) all computer software (including data and related documentation); (v) all other proprietary rights; and (vi) all copies and tangible embodiments thereof (in whatever form or medium).

     "Inventory" means the DSS Systems and other equipment owned by the Company or any of its Subsidiaries for sale, lease or rent to subscribers or that has been rented or leased to subscribers or sold to subscribers on an installment basis.

     "Judgment" means any judgment, writ, order, injunction, award or decree of any court, judge, justice, magistrate or any other Governmental Authority.

     "Legal Requirement" means any statute, ordinance, law, rule, regulation, code, plan, injunction, judgment, order, decree, ruling, charge or other requirement, standard or procedure enacted, adopted or applied by any Governmental Authority, including judicial decisions applying common law or interpreting any other Legal Requirement.

     "Liability" means any liability or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

     "Market Price" per share of Pegasus Class A Common Stock on any day means the average of the Quoted Prices of the Pegasus Class A Common Stock for 30 consecutive trading days commencing 45 trading days before such day. The "Quoted Price" of the Pegasus Class A Common Stock on any day means the last reported sale price on such day of the Pegasus Class A Common Stock as reported by the Nasdaq National Market or, if the Pegasus Class A Common Stock is listed on a securities exchange, the last reported sale price of the Pegasus Class A Common Stock on such exchange, which shall be for consolidated trading if applicable to such exchange, or, if not so reported or listed, the last reported bid price of the Pegasus Class A Common Stock.

     "Material Adverse Effect on the Company" means a material adverse effect on (a) the Company, its Subsidiaries, the Assets and the Business, taken as a whole, (b) the validity, binding effect or enforceability of this Agreement or the Collateral Documents, or (c) the ability of the Company or any of the DTS Parties to perform its obligations under this Agreement or any of the Collateral Documents.

     "Material Adverse Effect on Pegasus" means a material adverse effect on
(a) Pegasus, its Subsidiaries and their assets and business, taken as a whole,
(b) the validity, binding effect or enforceability of this Agreement or the Collateral Documents, or (c) the ability of any of the Pegasus Parties to perform its obligations under this Agreement or any of the Collateral Documents.

     "Merger Consideration" means the shares of Pegasus Class A Common Stock and the cash in lieu of fractional shares of Pegasus Class A Common Stock deliverable by Pegasus in exchange for Company Capital Stock pursuant to
Section 2.7.

     "Multiemployer Plan" has the meaning set forth in ERISA Section 3(37).

     "Noncompetition Agreement -- Management" means the form of noncompetition agreement attached hereto as Exhibit 3.

     "Noncompetition Agreement -- Owners" means the form of noncompetition agreement attached hereto as Exhibit 4.


     "NRTC Distribution Agreement" means any contract, commitment, agreement, instrument or other document pursuant to which NRTC and/or DirecTV, Inc. and/or any of their Affiliates has granted the Company or any of its Subsidiaries rights relating to the marketing and distribution of DIRECTV in the Service Areas, including those certain NRTC/Member Agreements for Marketing and Distribution of DBS Services, as amended and supplemented, identified in
Section 3.16 of the Company Disclosure Statement.


     "NRTC Patronage Capital" means any equity interest in NRTC allocated to the Company or any of its Subsidiaries or if such equity interest is not transferrable the right to receive any distributions on account of such equity interest.


     "Offer to Purchase" means the Offer to Purchase (as defined in the Company Indenture) required by Section 4.14 of the Company Indenture to be made as a result of the Merger.


     "Ordinary Course" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).


     "Pegasus Class A Common Stock" means the Class A Common Stock, par value $0.01 per share, of Pegasus.


     "Pegasus Credit Agreement" means the credit agreement dated as of December 10, 1997, among Pegasus Media & Communications, Inc., the lenders party thereto, and Bankers Trust Company, as agent for such lenders.


     "Pegasus Disclosure Statement" means the disclosure statement delivered by the Pegasus Parties to the Company concurrently with the execution of this Agreement, as supplemented pursuant to Section 8.8.


     "Pegasus Exchange Offer Registration Statement" means Pegasus's registration statement on Form S-4, No. 333-40205, as filed with the Commission on November 14, 1997, and as amended from time to time thereafter.


     "Permit" means any license, permit, consent, approval, registration, authorization, qualification or similar right granted by a Governmental Authority.


     "Permitted Liens" means (i) liens for Taxes not yet due and payable or being contested in good faith by appropriate proceedings; (ii) rights reserved to any Governmental Authority to regulate the affected property; (iii) statutory liens of banks and rights of set-off; (iv) as to leased Assets, interests of the lessors thereof and liens affecting the interests of the lessors thereof; (v) inchoate materialmen's, mechanics', workmen's, repairmen's or other like liens arising in the ordinary course of business; (vi) liens incurred or deposits made in the ordinary course of business in connection with workers' compensation and other types of social security; (vii) earnest money deposits made to secure the performance of contracts to acquire DIRECTV Distribution Businesses, so long as no foreclosure, sale or similar proceedings have been commenced; (viii) licenses of trademarks or other intellectual property rights granted by the Company in the ordinary course and not interfering in any material respect with the ordinary conduct of the business of the Company; and (ix) as to real property, any encumbrance, adverse interest, constructive or other trust, claim, attachment, exception to or defect in title or other ownership interest (including, but not limited to, reservations, rights of entry, rights of first refusal, possibilities of reverter, encroachments, easement, rights-of-way, restrictive covenants, leases, and licenses) of any kind, which otherwise constitutes an interest in or claim against property, whether arising pursuant to any Legal Requirement, under any Contract or otherwise, that do not, individually or in the aggregate, materially and adversely affect or impair the value or use thereof as it is currently being used in the Ordinary Course or render title thereto unmarketable or uninsurable.


     "Permitted Redemption" means the redemption of or the agreement to redeem shares of the Company's common stock (or the agreement described in Section 2.13(b) to purchase shares of Pegasus Class A Common Stock into which the Company's common stock is converted pursuant to the Merger) held by the maker of any Shareholder Note (or such maker's successors and assigns) solely in exchange for all or a portion of such maker's Shareholder Note. "Person" means any natural person, corporation, partnership, trust, unincorporated organization, association, limited liability company, Governmental Authority or other entity.

     "Personal Property" means all tangible personal property of the Company and its Subsidiaries, whether or not identified in Section 3.6 of the Company Disclosure Statement.

     "Registration Rights Agreement" means the form of registration rights agreement attached hereto as Exhibit 5.


     "Representative" means any director, officer, employee, agent, consultant, adviser or other representative of a Person, including legal counsel, accountants and financial advisors.


     "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

     "Service Areas" means the areas identified on Exhibits "C" of each NRTC Distribution Agreement identified in Section 3.16 of the Company Disclosure Statement.

     "Shareholder Notes" means those three noninterest bearing, nonrecourse promissory notes in the aggregate principal amount of $870,490 received by the Company from Douglas S. Holladay, Jr., Donald A. Doering and William Dorran in connection with their purchase of 87,049 shares of the Company's common stock.

     "Specified Owners" means Columbia Capital Corporation, Columbia DBS, Inc., Columbia DBS Investors, L.P., Columbia DBS Class A Investors, LLC, the Columbia Principals, J.H. Whitney Equity Partners LLC, and Whitney Equity Partners, L.P.


     "Subscriber" means any subscriber who is reported by the NRTC as an active DIRECTV subscriber account of the Business, excluding the account of any subscriber who (i) does not pay for a core DIRECTV programming package (except commercial subscribers); (ii) receives a discount from the Company for DIRECTV programming other than pursuant to promotions of the NRTC or DIRECTV; (iii) resides outside the Service Areas or is not otherwise a Committed Member Residence; (iv) is pending disconnection for any reason; or (v) is 60 days or more past due in the payment of any amount payable to the Company or any of its Subsidiaries or is categorized as a "Level 2 Disconnection".

     "Subsidiary" of a specified Person means (a) any Person if securities having ordinary voting power (at the time in question and without regard to the happening of any contingency) to elect a majority of the directors, trustees, managers or other governing body of such Person are held or controlled by the specified Person or a Subsidiary of the specified Person; (b) any Person in which the specified Person and its Subsidiaries collectively hold a 50% or greater equity interest; (c) any partnership or similar organization in which the specified Person or Subsidiary of the specified Person is a general partner; or (d) any Person the management of which is directly or indirectly controlled by the specified Person and its Subsidiaries through the exercise of voting power, by contract or otherwise.

     "Successor Principal Company Shareholders" means those Persons who, at any time after the date hereof and prior to the Effective Time, become the owners of any of the capital stock of the Company owned by the Principal Company Shareholders on the date hereof.

     "Tax" means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalties, fees, deficiencies, assessments, additions or other charges of any nature with respect thereto, whether disputed or not.

     "Tax Return" means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

     "Voting Agreement" means the form of voting agreement attached hereto as
Exhibit 5.

     1.2 Other Definitions. The following terms shall, when used in this Agreement, have the meanings assigned to such terms in the Sections indicated.



                                                      Term Section
                                                    ---------------
"Additional Shareholder Note Shares" .............     2.13
"Agreement" ......................................  Preamble
"Certificate of Merger" ..........................     2.5
"Claim" ..........................................    11.2
"Closing" ........................................     2.11
"Closing Date" ...................................     2.11
"Company Alternative Transaction" ................     7.2
"Company Capital Stock" ..........................     2.7
"Company Financial Statements" ...................     3.19
"Company Indemnitees" ............................    13.3
"Contracts" ......................................     3.16
"Conversion Ratio" ...............................     2.7 (b)
"Corporate Conversion" ...........................  Preamble
"DGCL" ...........................................     2.1
"DIRECTV" ........................................  Recitals
"Dissenting Shares" ..............................     2.9
"DTS Indemnified Parties" ........................    11.2
"DTS Parties" ....................................     3.3
"Effective Time" .................................     2.5
"Escrowed Shares" ................................     2.7 (b)
"FCC" ............................................     5.23
"FCC Licenses" ...................................     5.23
"Indemnification Period" .........................    13.2
"Indemnified Party" ..............................    13.4
"Indemnifying Party" .............................    13.4
"Merger" .........................................     2.1
"NRTC" ...........................................  Recitals
"Options" ........................................     2.12
"Parties" ........................................  Preamble
"Pegasus Alternative Transaction" ................     8.2
"Pegasus Financial Statements" ...................     5.11
"Pegasus Indemnitees" ............................    13.2
"Pegasus Merger Registration Statement" ..........     8.6
"Pegasus Parties" ................................  Preamble
"Pegasus SEC Reports" ............................     5.22
"Proxy Statement/Prospectus" .....................     8.6
"Sellers" ........................................  Preamble
"Shareholders" ...................................     2.6
"Surviving Corporation" ..........................     2.1
"Third Party Claim" ..............................    13.4
"Unvested Bing Warrants" .........................     2.12
"Vested Bing Warrants" ...........................     2.12
"Warrants" .......................................     2.12

                                  ARTICLE II
                               BASIC TRANSACTION

     2.1 Merger; Surviving Corporation. In accordance with and subject to the provisions of this Agreement and the General Corporation Law of the State of Delaware ("DGCL"), at the Effective Time, Merger Sub shall be merged with and into the Company (the "Merger"), and the Company shall be the surviving corporation in the Merger (hereinafter sometimes called the "Surviving Corporation") and shall continue its corporate existence under the laws of the State of Delaware. At the Effective Time, the separate existence of Merger Sub shall cease. All properties, franchises and rights belonging to the Company and Merger Sub, by virtue of the Merger and without further act or deed, shall be vested in the Surviving Corporation, which shall thenceforth be responsible for all the liabilities and obligations of each of Merger Sub and the Company.

     2.2 Certificate of Incorporation. The Company's certificate of incorporation shall be amended and restated effective at the Effective Time to be as set forth in the Certificate of Merger, and, as so amended and restated, shall thereafter continue in full force and effect as the certificate of incorporation of the Surviving Corporation until altered or amended as provided therein or by law, to the extent permitted by Section 11.2.

     2.3 By-Laws. The Company's by-laws, as in effect at the Effective Time, shall be the by-laws of the Surviving Corporation until altered, amended or repealed as provided therein or by law, to the extent permitted by Section 11.2.

     2.4 Directors and Officers. The directors of the Surviving Corporation following the Effective Time shall be the persons serving as directors of Merger Sub immediately before the Effective Time and shall serve thereafter in accordance with the certificate of incorporation and by-laws of the Surviving Corporation and the DGCL. The officers of Merger Sub immediately before the Effective Time shall serve in the same capacities as officers of the Surviving Corporation at the pleasure of the board of directors of the Surviving Corporation following the Effective Time in accordance with the certificate of incorporation and by-laws of the Surviving Corporation and the DGCL.

     2.5 Effective Time. The Merger shall become effective at the time and date that the certificate of merger (the "Certificate of Merger"), in the form attached hereto as Exhibit 7, is accepted for filing by the Secretary of State of the State of Delaware in accordance with the provisions of Section 251 of the DGCL. The Certificate of Merger shall be executed by the Surviving Corporation and delivered to the Secretary of State of the State of Delaware for filing on the Closing Date. The date and time when the Merger becomes effective are referred to herein as the "Effective Time."

     2.6 Exchange of Certificates. At the Closing, immediately after the Effective Time, all of the shareholders of the Company (the "Shareholders"), who are listed in Section 3.2(b) of the Company Disclosure Statement along with their respective ownership interests (as Section 3.2(b) of the Company Disclosure Statement may be modified pursuant to Section 2.7(b)), shall surrender to the Surviving Corporation all of the outstanding certificates theretofore representing shares of Company Capital Stock in exchange for the Merger Consideration deliverable to the Shareholders as provided in Section
2.7. Until such certificates are surrendered, outstanding certificates formerly representing shares of Company Capital Stock shall be deemed for all purposes as evidencing the right to receive the Merger Consideration into which such shares are converted as though said surrender and exchange had taken place. In no event will a holder of shares of Company Capital Stock be entitled to interest on the Merger Consideration issuable in respect of such shares.

     2.7 Merger Consideration; Conversion and Cancellation of Securities.

     (a) Conversion of Company Capital Stock. At the Effective Time of the Merger all of the issued and outstanding shares of the common stock, par value $.01 per share and preferred stock, par value $.01 per share, of the Company (the "Company Capital Stock") outstanding immediately before the Effective Time, other than shares described in Section 2.7(c) and other than Dissenting Shares, shall be converted, by virtue of the Merger and without any further action on the part of the holders thereof, into the number of shares of Pegasus Class A Common Stock determined as follows:

         (i) 5,500,000 shares of Pegasus Class A Common Stock, plus

         (ii) the adjustment specified in Section 2.13(a) or (c), if any, minus

         (iii) the number of shares of Pegasus Class A Common Stock having an aggregate Market Price on the Closing Date equal to one-half of the difference between (A) the aggregate Market Price on the Closing Date of the Pegasus Class A Common Stock underlying the warrants and options that replace the Vested Bing Warrants and the Warrants and Options described in Section 2.12(a)(i) and (B) the aggregate exercise price of such replacement warrants and replacement options, minus

         (iv) the number of shares of Pegasus Class A Common Stock having an aggregate Market Price on the Closing Date equal to the difference between (A) the aggregate Market Price on the Closing Date of the Pegasus Class A Common Stock underlying the options that replace the Options described in Section 2.12(a)(ii) and (B) the aggregate exercise price of such replacement options, minus

         (v) the number of shares of Pegasus Class A Common Stock having an aggregate Market Price on the Closing Date equal to $75,000.

       (b) Conversion Ratio; Escrowed Shares; Delivery of Shares at Closing. The ratio of the number of shares of Pegasus Class A Common Stock into which each share of the Company's preferred stock and common stock, respectively, shall be converted (the "Conversion Ratio") shall be computed pursuant to the formula specified in Section 3.2(b) of the Company Disclosure Statement. Not later than 24 hours before the Closing, the Company shall provide to Pegasus
(i) a list of the Shareholders specifying that portion of the total number of shares computed as provided in Section 2.7(a) to be issued to each such Shareholder based upon the Conversion Ratio, and (ii) an amendment to Section 3.2(b) of the Company Disclosure Statement consistent with such list. Both the list and the amendment shall be signed by each of the Principal Company Shareholders. At the Closing, Pegasus shall (subject to Section 2.10) deliver
(A) to the Escrow Agent (subject to the provisions of Section 13.6 and the Escrow Agreement) share certificates registered in the name of the Escrow Agent evidencing 10% of the number of shares of Pegasus Class A Common Stock (rounded down to the next whole share) that would be included in the Merger Consideration if there were no Dissenting Shares (the "Escrowed Shares," which shares shall be deemed to be owned by the Shareholders (other than holders of Dissenting Shares) in proportion to their entitlement to the Merger Consideration, subject to the Escrow Agreement), and (B) to such Shareholders (other than holders of Dissenting Shares), or a person designated in writing by the Company to serve as agent for the Shareholders, share certificates registered in the names of the applicable Shareholders evidencing the balance of the shares of Pegasus Class A Common Stock to be received by each such Shareholder (other than holders of Dissenting Shares), rounded down to the nearest whole share and accompanied by any payment in lieu of fractional shares required by Section 2.7(e).

       (c) Treasury Shares, Etc. Each share of Company Capital Stock held in the treasury of the Company and each share of Company Capital Stock, if any, held by Pegasus or any Subsidiary of Pegasus or of the Company immediately before the Effective Time shall be cancelled and extinguished, and nothing shall be issued or paid in respect thereof.

       (d) Conversion of Merger Sub Shares. Each share of common stock, par value $1.00 per share, of Merger Sub issued and outstanding immediately before the Effective Time shall be converted into one share of common stock, par value $1.00 per share, of the Surviving Corporation.

       (e) Fractional Shares. No certificates or scrip evidencing fractional shares of Pegasus Class A Common Stock shall be issued in exchange for Company Capital Stock. In lieu of any such fractional shares, each holder of Company Capital Stock shall be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying (i) the Market Price on the Closing Date of the Pegasus Class A Common Stock by (ii) the fractional share of Pegasus Class A Common Stock to which such holder would otherwise be entitled (taking into account all shares held of record by such holder at the Effective
Time).

       (f) Withholding. Pegasus (or any Affiliate thereof) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of Company Capital Stock such amounts, if any, as Pegasus (or any Affiliate thereof) is required to deduct and withhold with respect to the making of such payment under the Code, or any other provision of federal, state, local or foreign tax law. To the extent that amounts are so withheld by Pegasus, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of the Company Capital Stock in respect of which such deduction and withholding was made by Pegasus (or such Affiliate).

     2.8 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of shares of Company Capital Stock thereafter on the records of the Company.

     2.9 Dissenting Shares. Shares of Company Capital Stock which are issued and outstanding immediately prior to the Effective Time and which are held by persons who have properly exercised, and not withdrawn or waived, appraisal rights with respect thereto in accordance with Section 262 of the DGCL (the "Dissenting Shares") will not be converted into the right to receive the Merger Consideration, and holders of such shares of Company Capital Stock will be entitled, in lieu thereof, to receive payment of the appraised value of such shares of Company Capital Stock in accordance with the provisions of such
Section 262 unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such shares of Company Capital Stock will thereupon be treated as if they had been converted at the Effective Time into the right to receive the Merger Consideration, without any interest thereon. The Company will give Pegasus prompt notice of any demands received by the Company for appraisal of shares of Company Capital Stock. Prior to the Effective Time, the Company will not, except with the prior written consent of Pegasus make any payment with respect to, or settle or offer to settle, any such demands.

     2.10 Failure to Surrender Share Certificates. Pegasus shall be obligated to deliver certificates evidencing the Merger Consideration and cash in lieu of fractional shares only upon receipt of certificates representing the Company Capital Stock converted by reason of the Merger into the Merger Consideration. If the share certificates delivered to Pegasus at the Closing represent fewer than all the outstanding shares of Company Capital Stock, Pegasus may withhold from its delivery to the applicable Shareholder and the Escrow Agent the corresponding portion of the Merger Consideration until such time as the applicable share certificates (or, in case of lost, stolen or missing share certificates, an affidavit of loss and unsecured indemnity agreement reasonably satisfactory to Pegasus) shall be delivered.

     2.11 Closing. The closing of the transactions contemplated by this Agreement and the Collateral Documents ("Closing") shall take place at the offices of Drinker Biddle & Reath LLP, Philadelphia National Bank Building, 1345 Chestnut Street, Philadelphia, Pennsylvania 19107, or at such other location as the parties may agree, at 10:00 a.m., Eastern Time, on a Business Day specified by Pegasus that may be on, but shall not be more than five Business Days after, all conditions precedent to the Closing set forth in Articles IX and X have been satisfied or waived, or on such other date and at such other time as the Parties may agree, provided that all such conditions precedent have been satisfied or waived. The date on which the Closing actually occurs is referred to herein as the "Closing Date."

     2.12 Treatment of Certain Outstanding Warrants and Options of the Company.


       (a) The Company represents and warrants that only the following warrants ("Warrants") and options ("Options") to acquire Company Capital Stock are outstanding on the date hereof:

         (i) Warrants to purchase an aggregate of 79,500 shares of the Company's common stock for an exercise price of $22.50 per share and Options to purchase an aggregate of 30,000 shares of the Company's common stock for an exercise price of $22.50 per share, held by members of Company Senior Management and by Craig Benn and Suzanne Beisner;

         (ii) Options to purchase an aggregate of 11,133 shares of the Company's common stock for an exercise price of $22.50 per share, granted to members of Company Senior Management as of October 30, 1997, and expiring two years after such date, as ratified by action of the Company's board of directors taken at its meeting on December 16, 1997.

         (iii) Warrants to purchase an aggregate of 25,000 shares of the Company's common stock for an exercise price of $22.50 per share, held by Steven Bing, 3,181 of which have vested or are anticipated to vest prior to the Closing Date (the "Vested Bing Warrants"), and the balance of which are unvested (the "Unvested Bing Warrants"); and

         (iv) Warrants to purchase an aggregate of 19,500 shares of the Company's common stock for an exercise price of $22.50 per share and Options to purchase 2,500 shares of the Company's common stock for an exercise price of $22.50 per share, held by employees of the Company other than those identified in paragraphs (i) and (ii), none of which vests before May 1, 1998.

       (b) The Company shall not issue additional Options or Warrants between the date of this Agreement and the Closing Date.

       (c) At the Effective Time, Pegasus will assume the Company's obligations under the Vested Bing Warrants and the Warrants and Options described in
Section 2.12(a)(i), (a)(ii) and (a)(iv), and will replace them (upon surrender thereof by the Persons who hold them) with warrants and options to purchase the number of shares of Pegasus Class A Common Stock equal to the Conversion Ratio applicable to the Company's common stock times the number of shares of Company common stock issuable upon the exercise of such Warrants and Options, for an exercise price equal to the exercise price applicable to such Warrants and Options divided by the Conversion Ratio applicable to the Company's common stock.

       (d) Neither Pegasus nor the Surviving Corporation shall have any obligation in respect of the Unvested Bing Warrants, and the indemnification obligations under Section 13.2 shall apply to the Unvested Bing Warrants.

     2.13 Shareholder Notes.

       (a) If Pegasus shall be reasonably satisfied (by way of obtaining the concurrence of the trustee under the Company Indenture, an amendment to the Company Indenture or otherwise) that the following is permitted under the Company Indenture, then:

         (i) the Merger Consideration shall be adjusted upward by the number of shares of Pegasus Class A Common Stock (the "Additional Shareholder Note Shares") equal to the outstanding balance of the Shareholder Notes as of the Closing Date divided by the Market Price of a share of Pegasus Class A Common Stock on the Closing Date, provided that

         (ii) the Surviving Corporation and each maker of a Shareholder Note enter into an agreement on or before the Closing Date under which each such maker agrees to sell to the Surviving Corporation, and the Surviving Corporation agrees to purchase from such maker, upon the termination of such maker's employment with the Surviving Corporation, all of such maker's Additional Shareholder Note Shares for a price per share equal to the Market Price of a share of Pegasus Class A Common Stock on the Closing Date, payable by cancellation of such maker's Shareholder Note.

       (b) If Pegasus shall not be reasonably satisfied that the transactions described will be permitted under the Company Indenture, then, on the Closing Date and simultaneously with the Closing:

         (i) the employment of each maker of a Shareholder Note with the Company will be terminated, and such maker will become an employee of Pegasus or one of its Subsidiaries;

         (ii) Pegasus and such maker will enter into agreements confirming the existing agreements (as previously approved by Pegasus) between such maker and the Company relating to base compensation, bonus and severance (including the vesting of Warrants and Options) and modifying such agreements to provide that employment by Pegasus or one of its Subsidiaries after the Closing will be the equivalent of continued employment by the Company; and

     (iii) there will be no adjustment to the Merger Consideration pursuant to Section 2.7(a)(ii); and

         (iv) just prior to Closing, the Company shall be permitted to redeem shares of the Company's common stock held by the makers of the Shareholder Notes solely in exchange for such Shareholder Notes, and if it does so and the Closing occurs prior to May 20, 1998, the Company shall be entitled in its discretion to pay such makers a special bonus, not exceeding $88,000 in the aggregate, reasonably calculated to compensate such makers for the difference, if any, between the federal tax rate applicable to capital gain on capital assets held for one year but not more than 18 months, and the federal tax rate applicable to capital gain on capital assets held for more than 18 months.

       (c) In the event that the Company does not enter into an agreement with the maker of one or more of the Shareholder Notes for a Permitted Redemption as described in either Section 2.13(a) or 2.13(b) prior to Closing and as a consequence such maker's Shareholder Note becomes due in full upon the Closing, then (i) to the extent such Shareholder Notes are paid in full in cash, Pegasus shall adjust the Merger Consideration upward by the Additional Shareholder Note Shares computed with respect to the amount of such Shareholder Notes that are paid, and (ii) to the extent such Shareholders Notes are not paid, Pegasus shall cause the Company to foreclose on or otherwise exercise the Company's rights with respect to that portion of the Merger Consideration otherwise receivable by the maker of such Shareholder Note with respect to such maker's shares of the Company's common stock that are pledged as security for the payment of the Shareholder Note and shall adjust the Merger Consideration upward by the net proceeds to the Company of such foreclosure or exercise of other rights.


                                  ARTICLE III
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to the Pegasus Parties that the statements contained in Article III are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout Article III).

     3.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and each Subsidiary of the Company is a business organization of the type described in Section 3.1 of the Company Disclosure Statement and is duly organized, validly existing and in good standing under the laws of the state identified in Section 3.1 of the Company Disclosure Statement. All of the Company's Subsidiaries are identified in Section 3.1 of the Company Disclosure Statement. Digital Television Services, LLC, a Delaware limited liability company, merged with and into the Company on October 10, 1997, and the Company has succeeded to all property and rights formerly held by Digital Television Services, LLC and has become the successor issuer under the Company Indenture. The Company has, and each of its Subsidiaries has, all requisite power and authority to own, lease and use its assets as they are currently owned, leased and used and to conduct its business as it is currently conducted. The Company is, and each of its Subsidiaries is, duly qualified or licensed to do business in and is in good standing in each jurisdiction in which the character of the properties owned, leased or used by it or the nature of the activities conducted by it make such qualification necessary, all of which are identified in Section 3.1 of the Company Disclosure Statement, except any such jurisdiction where the failure to be so qualified or licensed would not have a Material Adverse Effect on the Company.

     3.2 Capitalization.

       (a) The authorized, issued and outstanding capital stock and other ownership interests of the Company and each of its Subsidiaries are fully and accurately described in Section 3.2 (a) of the Company Disclosure Statement.

       (b) All of the issued and outstanding shares of Company Capital Stock, are owned of record, and to the best knowledge of the Company beneficially, by the Persons set forth in Section 3.2 (b) of the Company Disclosure Statement, in the numbers and percentages set forth therein, and, to the best knowledge of the Company, no other Person has any right, title or interest, whether legal or equitable, in said shares other than equitable distribution rights and other similar rights.

       (c) All of the issued and outstanding ownership interests in each Subsidiary of the Company are owned, beneficially and of record, by the Persons set forth in Section 3.2(c) of the Company Disclosure Statement, in the numbers and percentages set forth therein, and no other Person has any right, title or interest, whether legal or equitable, in said ownership interests.

       (d) Except as described in Section 3.2 (d) of the Company Disclosure Statement, there are no outstanding or authorized options, warrants, purchase rights, preemptive rights or other contracts or commitments that could require the Company or any of its Subsidiaries to issue, sell, or otherwise cause to become outstanding any of its capital stock or other ownership interests. There are no authorized or outstanding stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company or any of its Subsidiaries.

       (e) All of the issued and outstanding shares of Company Capital Stock, and all outstanding ownership interests of each of its Subsidiaries, have been duly authorized and are validly issued and outstanding, fully paid and nonassessable (with respect to Subsidiaries that are corporations), have been issued in compliance with applicable securities laws and other Legal Requirements, and are subject to no Encumbrances other than under the Company Credit Agreement, or as described in Section 3.2(e) of the Company Disclosure Statement, or where any such Encumbrance would not have a Material Adverse Effect on the Company.

       (f) This Section 3.2 does not prohibit the transfer of Company Capital Stock, consistent with applicable law, between the date of this Agreement and the Closing Date, provided that any Principal Company Shareholder so transferring shares of Company Capital Stock requires its transferee to a agree in writing to be bound by this Agreement (including the covenant in Section 7.5 to vote for the Merger). All such transfers will be reflected in the Company's notification and in the amendment to Section 3.2(b) of the Company Disclosure Statement delivered pursuant to Section 2.7(b). If any shares of Company Capital Stock shall be transferred before the Closing Date, shares of Pegasus Class A Common Stock issued in exchange for the transferred shares shall be treated for purposes of Section 4.1 of the Voting Agreement as Covered Shares received by the transferor at the Closing and transferred to the transferee thereafter, and the form of Voting Agreement executed at the Closing shall be appropriately modified. If, however, the Principal Company Shareholders shall transfer all their shares of Company Capital Stock before the Closing Date to a partnership or limited liability company owned by them, the form of Voting Agreement executed at the Closing shall include such partnership or limited liability company as an additional party and the shares of Pegasus Class A Common Stock issued in exchange therefor shall not be treated pursuant to the immediately preceding sentence as having been transferred after the Closing Date for purposes of Section 4.1 of the Voting Agreement.

     3.3 Authority and Validity. The Company has all requisite corporate power to execute and deliver, to perform its obligations under, and to consummate the transactions contemplated by, this Agreement. The execution and delivery by the Company of, the performance by the Company of its obligations under, and the consummation by the Company of the transactions contemplated by, this Agreement have been duly authorized by all requisite action of the Company (subject to the approval of the Shareholders as contemplated by Section 7.5). This Agreement has been duly executed and delivered by the Company and is the legal, valid, and binding obligation of the Company, enforceable against it in accordance with its terms. Each Person other than Pegasus and its Affiliates that is required by this Agreement to execute, or that does execute, this Agreement or any of the Collateral Documents (collectively, the "DTS Parties") has all requisite power to execute and deliver, to perform its obligations under, and to consummate the transactions contemplated by the Collateral Documents to which it is a party. Upon the execution and delivery by the DTS Parties of the Collateral Documents, the Collateral Documents will be the legal, valid and binding obligations of each of them, enforceable against each in accordance with their respective terms.

     3.4 No Breach or Violation. Subject to obtaining the consents, approvals, authorizations, and orders of and making the registrations or filings with or giving notices to Governmental Authorities and Persons identified in the exceptions to Section 3.5, the execution, delivery and performance by the Sellers of this Agreement and by the DTS Parties of the Collateral Documents, and the consummation of the transactions contemplated hereby and thereby in accordance with the terms and conditions hereof and thereof, do not and will not conflict with, constitute a violation or breach of, constitute a default or give rise to any right of termination or acceleration of any right or obligation of the Company or any other DTS Party under, or result in the creation or imposition of any Encumbrance upon the Company, any of its Subsidiaries, the Assets, the Business or the Company Capital Stock by reason of the terms of (i) the certificate of incorporation, by-laws or other charter or organizational document of the Company, any of the other DTS Parties or any Subsidiary of the Company, (ii) any material contract, agreement, lease, indenture or other instrument to which the Company, any of the other DTS Parties or any Subsidiary of the Company is a party or by or to which the Company, any of the other DTS Parties, any Subsidiary of the Company or the Assets may be bound or subject, (iii) any order, judgment, injunction, award or decree of any arbitrator or Governmental Authority or any statute, law, rule or regulation applicable to the Company, any of the other DTS Parties or any Subsidiary of the Company or (iv) any Permit of the Company or any Subsidiary of the Company, which in the case of (ii), (iii) or (iv) above would have a Material Adverse Effect on the Company.

     3.5 Consents and Approvals. Except for (i) requirements under the NRTC Distribution Agreements, the Securities Act, the Exchange Act, the HSR Act, and the Company Credit Agreement, (ii) the requirement to make the Offer to Purchase following the Closing, and (iii) requirements described in Section 3.5 of the Company Disclosure Statement, no consent, approval, authorization or order of, registration or filing with, or notice to, any Governmental Authority or any other Person is necessary to be obtained, made or given by the Company or any DTS Party in connection with the execution, delivery and performance by them of this Agreement or any Collateral Document or for the consummation by them of the transactions contemplated hereby or thereby, except to the extent the failure to obtain any such consent, approval, authorization or order or to make any such registration or filing would not have a Material Adverse Effect on the Company.

     3.6 Title to Assets. Section 3.6 of the Company Disclosure Statement includes an accurate and complete description of (i) all real property owned by the Company or any of its Subsidiaries (identifying the owner), (ii) all real property leased by the Company or any of its Subsidiaries (identifying the lessee and the lessor and describing the term and the payment terms), and (iii) each place of business of the Company or any of its Subsidiaries. The Company and its Subsidiaries have exclusive, good and marketable title to the material Assets, free and clear of any and all Encumbrances, except (A) Encumbrances arising under the Company Credit Agreement, (B) the security interest in the interest escrow established by the Company Indenture and the related escrow agreement, (C) the matters described in Section 3.6 of the Company Disclosure Statement, (D) Permitted Liens and (E) Encumbrances (other than in the nature of liens and security interests) that would not have a Material Adverse Effect on the Company. Except as provided by this Agreement, and except as described in Section 3.2 or 3.6 of the Company Disclosure Statement, no Person has any right to acquire, directly or indirectly, any interest in any of the Company's Subsidiaries or any material Assets, and there is no agreement to which any Seller, any Subsidiary of the Company or any of their Affiliates is a party or is otherwise bound relating to the direct or indirect sale of any of the NRTC Distribution Agreements or the capital stock, other ownership interests or any material Assets of the Company or any of its Subsidiaries.

     3.7 Intellectual Property.

       (a) Neither the Company nor any of its Subsidiaries uses or holds any copyrights, trade names, trademarks, service marks, service names, logos, licenses, permits or other similar intellectual property rights and interests in the operations of the Business that do not incorporate the name "Digital Television Services," abbreviations or variations thereof or names permitted for use by the Company and its Subsidiaries under the NRTC Distribution Agreements.

       (b) To the best knowledge of the Company, neither the Company nor any of its Subsidiaries has in its operation of the Business interfered with, infringed upon, misappropriated or otherwise come into conflict with, and the operation of the Business as currently conducted does not violate or infringe upon, any Intellectual Property rights of third parties, and neither the Company nor any of its Subsidiaries has received any charge, complaint, claim, demand or notice alleging any such interference, infringement, misappropriation or violation (including any claim that the Company or any of its Subsidiaries or any of their predecessors in interest must license or refrain from using any Intellectual Property rights of any third party). To the best knowledge of the Sellers, no third party has interfered with, infringed upon, appropriated or otherwise come into conflict with any Intellectual Property rights of the Company or any of its Subsidiaries.

     3.8 Compliance with Legal Requirements. The Company and its Subsidiaries have operated the Business in material compliance with all material Legal Requirements and requirements of the NRTC (including NRTC's by-laws, policies, procedures and guidelines) applicable to the Company and its Subsidiaries. No action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand or notice has been filed, commenced or, to the best of the Sellers' knowledge, threatened against the Company, any of its Subsidiaries or any of the Principal Company Shareholders alleging any failure to so comply, and, to the best knowledge of the Sellers, there is no Basis for any claim that such a failure to comply exists.

     3.9 Financial and Other Information.

       (a) The historical financial statements ("Company Financial Statements") contained in the Company Registration Statement (including the notes thereto) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and present fairly the financial condition of the Persons reported on and their results of operations as of the dates and for the periods indicated, subject in the case of the unaudited financial statements only to normal year-end adjustments (none of which will be material in amount) and the omission of footnotes.

       (b) The Company Registration Statement became effective on December 24, 1997. The Company Registration Statement did not, as of its effective date, and will not, as of the date the Exchange Offer is consummated, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

       (c) No written information concerning the Company or its Shareholders furnished to Pegasus by the Company specifically for inclusion in the Pegasus Merger Registration Statement will at the time provided and, assuming that the Company is given reasonable opportunity to review and comment on the filings with the Commission, as of the filing date thereof, the filing date of any amendment thereof, or the effective date thereof, or as of the Closing Date, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

       (d) The Company Financial Model has been prepared in good faith and on the basis of assumptions believed to be reasonable by the Company's management and the Principal Company Shareholders.

     3.10 Company Credit Facility. Except as described in Section 3.10 of the Company Disclosure Statement, the credit facility established under the Company Credit Agreement is adequate, to satisfy all future cash requirements of the Company and its Subsidiaries to the extent shown in the Company Financial Model, including but not limited to capital expenditures, working capital and debt service (excluding the Offer to Purchase).

     3.11 Subsequent Events. Except as set forth in Section 3.11 of the Company Disclosure Statement, in connection with the Corporate Conversion, or to the extent consented to in writing by Pegasus, since September 30, 1997: (i) neither the Company nor any of its Subsidiaries has sold, leased, transferred or assigned any of the Assets except in the Ordinary Course; (ii) no third party has accelerated, terminated, modified or canceled any material agreement, contract, lease or license (or series of related agreements, contracts, leases and licenses) relating to the Company, any of its Subsidiaries or the Business;
(iii) neither the Company nor any of its Subsidiaries has imposed or permitted the imposition of any Encumbrance upon any of the material Assets; (iv) neither the Company nor any of its Subsidiaries has made any capital investment in, any loan to, or any Acquisition of the securities or assets of, any other Person (or series of related capital investments, loans or Acquisitions) other than Subsidiaries of the Company; (v) neither the Company nor any of its Subsidiaries has issued any note, bond or other debt security or created, incurred, assumed or guaranteed any indebtedness for borrowed money or capitalized lease obligations except under the Company Credit Agreement or as contemplated by the Exchange Offer; (vi) neither the Company nor any of its Subsidiaries has delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course; (vii) neither the Company nor any of its Subsidiaries has canceled, compromised, waived or released any right or claim (or series of related rights and claims) involving more than $150,000 or outside the Ordinary Course; (viii) neither the Company nor any of its Subsidiaries has granted any license or sublicense of any rights under or with respect to any Intellectual Property used or useful in the Business, other than in connection with the Acquisition of certain portions of the DIRECTV Distribution Business of the Company; (ix) there has not been any other material occurrence, event, incident, action, failure to act or transaction outside the Ordinary Course involving the Company or any of its Subsidiaries except matters generally known to, and that generally affect, other NRTC members and affiliates; and (x) neither the Company nor any of its Subsidiaries has committed to any of the foregoing. Since September 30, 1997, no event has occurred which is likely, individually or in the aggregate, to have a Material Adverse Effect on the Company.

     3.12 Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liability and there is no Basis for any Liability, except for (i) Liabilities reflected in the Company Financial Statements, (ii) current Liabilities incurred after September 30, 1997, in the Ordinary Course, (iii) Liabilities incurred after September 30, 1997, under the Company Credit Agreement to finance expenditures not prohibited by this Agreement, (iv) Liabilities incurred after September 30, 1997, in connection with Acquisitions permitted by Section 7.3(c)(i), (v) Liabilities disclosed in Section 3.12 of the Company Disclosure Statement, and (vi) Liabilities in an aggregate amount not exceeding $500,000.

     3.13 Legal Proceedings. Other than proceedings affecting the direct broadcast satellite industry generally, and except as set forth in Section 3.13 of the Company Disclosure Statement, (i) there are no outstanding judgments or orders against or otherwise affecting or related to the Company, any of its Subsidiaries, the Business or the Assets; (ii) there is no action, suit, complaint, proceeding or investigation, judicial, administrative or otherwise, that is pending or, to the best of any Seller's knowledge, threatened that, if adversely determined, might result in Adverse Consequences in an amount exceeding $500,000, or that challenges the validity or propriety of any of the transactions contemplated by this Agreement or the Collateral Documents; and
(iii) there is no Basis upon which any such action, suit, proceeding or investigation could be brought or initiated.

     3.14 Taxes. The Company has, and each of its Subsidiaries has, duly and timely filed in proper form all Tax Returns for all Taxes required to be filed with the appropriate Governmental Authority, except where the

Adverse Consequences of all such failures to file do not exceed $500,000 in the aggregate. All Taxes due and payable by the Company and its Subsidiaries (or claimed to be due and payable) have been paid (regardless whether Tax Returns relating to such Taxes have been duly and timely filed or, if filed, regardless whether such Tax Returns are deficient), except such amounts as (i) are not in the aggregate material or (ii) are being contested diligently and in good faith and for which the Company has adequately reserved in the Company Financial Statements. The Company has furnished to Pegasus true and correct copies of all federal and state income Tax Returns ever filed by it or any of its Subsidiaries, all of which are accurate and complete in all material respects. Except as set forth in Section 3.14 of the Company Disclosure Statement, there are no pending tax audits, claims or proceedings relating to the Company any of its Subsidiaries, the Assets or the Business and income therefrom. Neither the Company nor any of its Subsidiaries has agreed to any waiver or extension of any statute of limitations relating to any Tax.

     3.15 Employee Benefits; Employees. All Employee Benefit Plans maintained or contributed to by the Company are set forth in Section 3.15 of the Company Disclosure Statement. Except for matters that individually and in the aggregate would not have Adverse Consequences in excess of $500,000:

       (a) Except as set forth in Section 3.15 of the Company Disclosure Statement, all such Employee Pension Benefit Plans are, and have been at all times since their establishment, qualified for federal income tax purposes under Code Section 401(a) and the related trusts are, and have been at all times since their establishment, exempt from federal income tax under Code
Section 501(a). All such Employee Benefit Plans are in compliance with all applicable provisions of ERISA, including, but not limited to, the applicable reporting and disclosure requirements, as they relate to such plans, and the Company is not subject to any liabilities based on past non-compliance, if any. Pegasus and Merger Sub are not required under ERISA, the Code, any collective bargaining agreement or any other agreement to maintain or to continue to contribute to any Employee Benefit Plan maintained or contributed to by the Company.

       (b) The Company has made all required contributions under each Employee Benefit Plan listed in Section 3.15 of the Company Disclosure Statement for all periods through and including the fiscal year ended December 31, 1996, and has made all required contributions for subsequent periods or has provided adequate accruals therefor in the Company Financial Statements.

       (c) There is not now, and has not been, any violation of the Code or ERISA with respect to the filing of applicable reports, documents, and notices regarding the Employee Benefit Plans maintained or contributed to by the Company with the Secretary of Labor and the Secretary of the Treasury or the furnishing of such documents to the participants or beneficiaries of the Employee Benefit Plans.

       (d) No fiduciary or other party in interest with respect to any of the Employee Benefit Plans maintained or contributed to by the Company has caused any of such plans to engage in a "prohibited transaction," as defined in ERISA
Section 406.

       (e) The Company has never been obligated to contribute to any Multiemployer Plan.

       (f) There has been no violation of the "continuation coverage requirements" of "group health plans" as set forth in Code Section 4980B and
Part 6 of Subtitle B of Title I of ERISA with respect to any Employee Benefit Plan maintained by the Company to which such continuation coverage requirements apply.

       (g) The Company does not maintain retiree life and retiree health insurance plans which are Employee Welfare Benefit Plans providing for continuing benefits or coverage for any employee or any beneficiary of any employee after such employee's termination of employment (except to the extent such continued coverage is required by Code Section 4980B and Part 6 of Subtitle B of Title I of ERISA).


       (h) Prior to the Closing, the Company will not establish or create any new Employee Benefit Plan, except with the consent of Pegasus, nor will the Company amend or modify as to any benefit or in any other way any existing Employee Benefit Plan, except with the consent of Pegasus.


       (i) The Company does not maintain and is not obligated to contribute to any Employee Pension Benefit Plan that is a defined benefit plan, and has not maintained and has not been obligated to contribute to such a plan within the last six years.

       (j) "Company," as used in subsections (a) through (i) of this Section
3.15 shall include any other entity required to be aggregated with the Company under Sections 414(b), 414(c), 414(m), or 414(o) of the Code and the regulations thereunder.


       (k) There are no collective bargaining agreements applicable to any Persons employed by the Company or any of its Subsidiaries, and the Company and its Subsidiaries have no duty to bargain with any labor organization with respect to any such Person. There are not pending any unfair labor practice charges against the Company or any of its Subsidiaries, nor is there any demand for recognition, or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company or any of its Subsidiaries.


       (l) The Company and its Subsidiaries are in substantial compliance with all applicable Legal Requirements respecting employment conditions and practices, have withheld all amounts required by any applicable Legal Requirements or Contracts to be withheld from the wages or salaries of their employees, and are not liable for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing.


       (m) The Company and its Subsidiaries have not engaged in any unfair labor practice within the meaning of the National Labor Relations Act and have not violated any Legal Requirement prohibiting discrimination on the basis of race, color, national origin, sex, religion, age, marital status, or handicap in their employment conditions or practices, except where such violations would not have a Material Adverse Effect on the Company. There is not pending or, to the best of the Company's knowledge, threatened any unfair labor practice charge or discrimination complaint relating to race, color, national origin, sex, religion, age, marital status, or handicap against the Company or any of its Subsidiaries before any Governmental Authority nor, to the best of the Company's knowledge, does any Basis therefor exist.


       (n) There is no existing or, to the best of the Company's knowledge, threatened, labor strike, dispute, grievance or other labor controversy affecting the Company or any of its Subsidiaries. There is no pending or, to the best of the Company's knowledge, threatened representation question respecting the employees of the Company or any of its Subsidiaries. There is no pending or, to the best of the Company's knowledge, threatened arbitration proceeding under any Contract. To the best of the Company's knowledge, there exists no Basis for any of the above.


       (o) Except as disclosed in Section 3.15 of the Company Disclosure Statement, neither the Company nor any of its Subsidiaries is a party to any employment agreement or arrangement, written or oral, relating to any employee, consultant or independent contractor that cannot be terminated at will by the Company or such Subsidiary without further liability.


       (p) Section 3.15 of the Company Disclosure Statement sets forth a true and complete list of the names, titles and rates of compensation of all of the Company's employees.


     3.16 Contracts.


       (a) Section 3.16 of the Company Disclosure Statement contains a true, correct and complete list of (or a specific cross-reference to one or more other sections of the Company Disclosure Statement where there is described) the following contracts, agreements and commitments, whether written or oral, to which the Company or any its Subsidiaries is a party ("Contracts"):


         (i) each NRTC Distribution Agreement (together with the Service Area covered by each) and any other agreement with NRTC or DirecTV, Inc. or any of their Affiliates;


         (ii) each agreement to which the Company or any of its Subsidiaries is a party relating to the Acquisition of a DIRECTV Distribution Business;


         (iii) any agreement (or group of related agreements) relating to the financing, lease or rental of Personal Property to the Company or any of its Subsidiaries by any Person requiring payments in excess of $75,000 per year;


         (iv) each lease of real property to which the Company or any of its Subsidiaries is a party;

         (v) each form of agreement used by the Company or any of its Subsidiaries to provide for the maintenance or installation of DSS Systems since the date of the Company's Acquisition of the DIRECTV Distribution Business in which such agreement or contract is used;

         (vi) any agreement (or group of related agreements) for the purchase or sale of supplies, products or other personal property, or for the furnishing or receipt of services (including any forms of agreement or purchase order relating to the sale of DSS Systems or the sale of DIRECTV services) requiring payments in excess of $75,000 per year;

         (vii) any agreement concerning a partnership or joint venture;

         (viii) any agreement with the Shareholders (or any of them), including agreements related to registration rights;

         (ix) any agreement (or group of related agreements) under which the Company or any of its Subsidiaries has created, incurred, assumed or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, or under which the Company or any of its Subsidiaries has imposed an Encumbrance, the liability on which, determined in accordance with GAAP, exceeds $75,000;

         (x) any agreement concerning confidentiality or noncompetition;

         (xi) any agreement involving any officer, director, shareholder or member of the Company or any of its Affiliates;

         (xii) any agreement for the employment or hire of any individual on a full-time, part-time, consulting or other basis requiring payments in excess of $50,000 per year;

         (xiii) each form of agreement used by the Company or any of its Subsidiaries relating to the services of sales representatives, agents and other independent contractors (including agreements relating to the maintenance or installation of DSS Systems) since the date of the Company's Acquisition of the DIRECTV Distribution Business with respect to which such agreement or contract is used;

         (xiv) any agreement under which the Company or any of its Subsidiaries has advanced or lent any amount to any employee or any of the current or former directors, officers or shareholders of the Company or any of its Affiliates (other than advances against properly documented and properly reimbursable business expenses in the Ordinary Course);

         (xv) any agreement under which the consequences of a default or termination could have a Material Adverse Effect on the Company; and

         (xvi) any other agreement (or group of related agreements) entered into other than in the Ordinary Course the performance of which involves consideration in excess of $150,000.

     The Company has delivered to Pegasus a correct and complete copy of each written agreement listed in Section 3.16 of the Company Disclosure Statement and a written summary setting forth the terms and conditions of each oral agreement listed therein. With respect to each such agreement, except as described in Section 3.16 of the Company Disclosure Statement: (A) the agreement is legal, valid, binding, enforceable and in full force and effect;
(B) subject to obtaining any consent referred to in Section 3.5 or disclosed in
Section 3.5 of the Company Disclosure Statement, the agreement will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Company nor any of its Subsidiaries, nor, to the best knowledge of the Company, any other party thereto, is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification or acceleration, under the agreement; (D) neither the Company nor any of its Subsidiaries, nor, to the best knowledge of the Company, any other party thereto, has repudiated any provision of the agreement; and (E) to the best knowledge of the Company, there is no Basis for any Person to claim that any of clauses (A) through (D) is untrue.

     (b) Each Consumer Contract conforms, and the Company's and its Subsidiaries' conduct in the origination, administration and enforcement of each Consumer Contract has conformed, to all applicable Legal Requirements, including those relating to usury, consumer credit, consumer credit disclosure and terms, consumer leasing and rental, debt collection and enforcement practices, equal credit opportunity and credit reporting practices, except where failures to so conform would not, in the aggregate have a Material Adverse Effect on the Company.

     3.17 Books and Records. Section 3.17 of the Company Disclosure Statement identifies and describes all of the Books and Records. The Books and Records accurately and fairly represent the Business and its results of operations in all material respects. All Accounts Receivable and Inventory of the Business are reflected properly on such Books and Records in all material respects.

     3.18 Business Information. Section 3.18 of the Company Disclosure Statement sets forth a materially true and accurate description of the following information as of the date set forth therein: (i) the approximate number of Committed Member Residences in each Service Area; (ii) the approximate number of Committed Member Residences in each Service Area that is cabled; (iii) the approximate number of Committed Member Residences in each Service Area that is uncabled; and (iv) the rates charged to subscribers in each Service Area.

     3.19 Insurance. Section 3.19 of the Company Disclosure Statement sets forth the following information with respect to each insurance policy relating to the Business (including policies providing property, casualty, liability, directors' and officers' liability and workers' compensation coverage and bond and surety arrangements) to which the Company or any of its Subsidiaries has been a party, a named insured, or otherwise the beneficiary of coverage at any time:

         (i) the name, address, and telephone number of the agent;

         (ii) the name of the insurer, the name of the policyholder and the name of each covered insured;

         (iii) the policy number and the period of coverage;

         iv) the scope (including an indication of whether the coverage was on a claims made, occurrence or other basis) and amount (including a description of how deductibles and ceilings are calculated and operate) of coverage; and

         (v) a description of any retroactive premium adjustments or other loss-sharing arrangements.

     With respect to each such insurance policy: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) neither the Company, nor any predecessor in interest nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification or acceleration, under the policy; and (C) no party to the policy has repudiated any provision thereof. The Business and the Assets have been covered since the beginning of Business operations in scope and amount customary and reasonable for such a business and in the case of workers' compensation coverage, in scope and amount required by applicable Legal Requirements. Section 3.19 of the Company Disclosure Statement describes any self-insurance arrangements affecting the Assets or the Business. Section 3.19 of the Company Disclosure Statement also sets forth each insurance claim (other than medical claims) in excess of $100,000 made or loss incurred relating to the Business pursuant to property, casualty, liability, workers' compensation and bond and surety policies and, except as indicated therein, no such claim is outstanding.

     3.20 Disclosure. No representation or warranty of any Seller in this Agreement or of any DTS Party in the Collateral Documents and no statement in any certificate, report, instrument, list or other document furnished or to be furnished by the Company pursuant to this Agreement or by any DTS Party in the Collateral Documents contained, contains or will contain on the date such agreement, certificate, report, instrument, list or other document was or is delivered, any untrue statement of a material fact, or omitted, omits or will omit on such date to state any material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; nor will any such representation or warranty or statement contain on the Closing Date any untrue statement of a material fact or omit on the Closing Date to state any material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. There is no fact known to any Seller and not disclosed in this Agreement (other than facts generally known to, and that generally affect, NRTC members and affiliates providing DIRECTV services) that could be reasonably likely to have a Material Adverse Effect on the Company.

     3.21 Brokers or Finders. No broker or finder has acted directly or indirectly for the Company, any Seller or any of their Affiliates in connection with the transactions contemplated by this Agreement. Neither the Company, any Seller nor any of their Affiliates has incurred any obligation to pay any brokerage or finder's fee or other commission in connection with the transaction contemplated by this Agreement.

     3.22 Certain Payments. Neither the Company, any of the Sellers, any of their Affiliates nor the Representatives of any of them has directly or indirectly, on behalf of or for the purpose of assisting the Business, made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other similar payments to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to pay for favorable treatment for business secured, to obtain special concessions or for special concessions already obtained, in violation of any Legal Requirement, nor has any such Person established or maintained any fund or asset that has not been recorded in the Books and Records.

     3.23 Subscribers.

       (a) As of December 7, 1997, the Company had the number of Subscribers shown in Section 3.23 of the Company Disclosure Statement, inclusive of persons included in the most recent Subscribers Without Core Packages Report.

       (b) Neither the Company, any of its Affiliates, nor any of their Representatives has solicited, nor has the Company, any of its Affiliates, or any of their Representatives employed any scheme or device for the purpose of encouraging, Persons residing outside the Service Areas or Persons who would not be deemed Committed Member Residences to become subscribers of the DIRECTV service offered by the Business. Except as disclosed in the most recent Subscribers Without Core Packages Reports for all the Service Areas, which have been provided by the Company to Pegasus, the Business does not provide DIRECTV service to any Person who does not pay for a core DIRECTV programming package, who to the best knowledge of the Company resides outside the Service Areas or who is not a Committed Member Residence for a reason other than residing outside the Service Areas.

     3.24 Favorable Business Relationships. To the best knowledge of the Sellers, except as described in Section 3.24 of the Company Disclosure Statement, there are no favorable business relationships relating to the Business with lessors, licensors, subscribers, suppliers or other business associates of the Company or any of its Subsidiaries which will terminate after Closing.

     3.25 Securities Matters. Each Principal Company Shareholder is an "accredited investor," as that term is defined in Rule 501 under the Securities Act, and not more than 35 Persons to whom Pegasus Class A Common Stock will be issued at the Closing are not "accredited investors."

     3.26 Billing and Authorization System. The Company has not altered, modified or manipulated the NRTC Reporting System and/or the Billing and Authorization System (together, the "Information Systems") in any way out of the Ordinary Course for NRTC members and affiliates generally, including, without limitation, alteration, modification or manipulation of the collection or processing of data by the Information Systems, the standard parameters set by the Information Systems with respect to subscriber authorization, billing and cut-off and the standard reports generated by the Information Systems.


                                  ARTICLE IV
                       REPRESENTATIONS AND WARRANTIES OF
                      THE PRINCIPAL COMPANY SHAREHOLDERS


     Each of the Principal Company Shareholders, severally and not jointly, represents and warrants to the Pegasus Parties that with respect to itself the statements contained in Article IV are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout Article IV).

     4.1 Authority and Validity. Each Principal Company Shareholder has all requisite power to execute and deliver, to perform its obligations under, and to consummate the transactions contemplated by, this Agreement and the Collateral Documents to which it is or is to be a party. The execution and delivery by each Principal Company Shareholder of, the performance by each Principal Company Shareholder of its obligations under, and the consummation by each Principal Company Shareholder of the transactions contemplated by, this Agreement and the Collateral Documents to which it is or is to be a party have been duly authorized by all requisite action of such Principal Company Shareholder. This Agreement has been duly executed and delivered by each Principal Company Shareholder and is the legal, valid, and binding obligation of such Principal Company Shareholder, enforceable against it in accordance with its terms. Upon the execution and delivery by such Principal Company Shareholder of the Collateral Documents to which it is or is to be a party, such Collateral Documents will be the legal, valid and binding obligations of such Principal Company Shareholder, enforceable against it in accordance with its terms.

     4.2 Ownership. Each Principal Company Shareholder owns, beneficially and of record, the number of shares of Company Capital Stock shown as owned by it on Schedule 3.2(b) of the Company Disclosure Statement. Except as described in
Section 3.2(d) or 4.2 of the Company Disclosure Statement, no Person has any right to acquire, and there are no Encumbrances on, the shares of Company Capital Stock owned by such Principal Company Shareholder, other than transfer restrictions under applicable securities laws.

     4.3 Consents and Approvals. Except for (i) requirements under the NRTC Distribution Agreements, the Securities Act, the Exchange Act, the HSR Act, and the Company Credit Agreement, (ii) the requirement to make the Offer to Purchase following the Closing, and (iii) requirements described in Section 3.5 of the Company Disclosure Statement, no consent, approval, authorization or order of, registration or filing with, or notice to, any Governmental Authority or any other Person is necessary to be obtained, made or given by any Principal Company Shareholder in connection with the execution, delivery and performance by them of this Agreement or any Collateral Document or for the consummation by them of the transactions contemplated hereby or thereby.

     4.4 Certain Information. No written information concerning any Principal Company Shareholder or its interest in the Company furnished to Pegasus by any Principal Company Shareholder specifically for inclusion in the Pegasus Merger Registration Statement will at the time provided and, assuming that such Principal Company Shareholder is given reasonable opportunity to review and comment on the filings with the Commission, as of the filing date thereof, the filing date of any amendment thereof, or the effective date thereof, or as of the Closing Date, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.


                                   ARTICLE V
                   REPRESENTATIONS AND WARRANTIES OF PEGASUS


     Pegasus represents and warrants to the Company and the Principal Company Shareholders that the statements contained in this Article V are correct and complete as of the date of this Agreement and, except as provided in Section 10.1, will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article V, except in the case of representations and warranties stated to be made as of the date of this Agreement or as of another date).

     5.1 Organization and Qualification. Each of Pegasus and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and each Subsidiary of Pegasus is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation. Pegasus has, and each Subsidiary of Pegasus (including Merger Sub) has all requisite power and authority to own, lease and use its assets as they are currently owned, leased and used and to conduct its business as it is currently conducted. Pegasus is, and each of its Subsidiaries (including Merger Sub) is, duly qualified or licensed to do business in and is in good standing in each jurisdiction in which the character of the properties owned, leased or used by it or the nature of the activities conducted by it makes such qualification necessary, except any such jurisdiction where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on Pegasus.


     5.2 Capitalization. Pegasus's authorized capital stock consists of (i) 30,000,000 shares of Class A Common Stock, par value $.01 per share, of which 5,739,842 shares are outstanding, (ii) 15,000,000 shares of Class B Common Stock, par value $.01 per share, of which 4,581,900 shares are outstanding, and
(iii) 5,000,000 shares of preferred stock, par value $.01 per share, 112,214.9875 of which have been designated as 12.75% Series A Cumulative Exchangeable Preferred Stock, all of which is outstanding. Except as described in Section 5.2 of the Pegasus Disclosure Statement, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, preemptive rights or other contracts or commitments that could require Pegasus to issue, sell, or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Pegasus. The issuance by Pegasus of additional capital stock or other securities between the date of this Agreement and the Closing Date shall not be deemed to cause the representations and warranties in this Section to be untrue or breached as of the Closing Date. The shares of Pegasus Class A Common Stock included in the Merger Consideration, when issued in accordance with this Agreement, will have been duly authorized, validly issued and outstanding and will be fully paid and nonassessable.

     5.3 Authority and Validity. Each Pegasus Party has all requisite power to execute and deliver, to perform its obligations under, and to consummate the transactions contemplated by, this Agreement and the Collateral Documents. The execution and delivery by each Pegasus Party of, the performance by each Pegasus Party of its respective obligations under, and the consummation by the Pegasus Parties of the transactions contemplated by, this Agreement and the Collateral Documents have been duly authorized by all requisite action of each Pegasus Party (subject to the approval of Pegasus's shareholders as contemplated by Section 8.5). This Agreement has been duly executed and delivered by each of the Pegasus Parties and is the legal, valid and binding obligation of each Pegasus Party, enforceable against each of them in accordance with its terms. Upon the execution and delivery by each of the Pegasus Parties and Marshall W. Pagon of the Collateral Documents to which each of them is a party, the Collateral Documents will be the legal, valid and binding obligations of each such Person, as the case may be, enforceable against each of them in accordance with their respective terms.

     5.4 No Breach or Violation. Subject to obtaining the consents, approvals, authorizations, and orders of and making the registrations or filings with or giving notices to Governmental Authorities and Persons identified in the exceptions to Section 5.5, the execution, delivery and performance by the Pegasus Parties of this Agreement and the Collateral Documents to which each is a party and the consummation of the transactions contemplated hereby and thereby in accordance with the terms and conditions hereof and thereof, do not and will not conflict with, constitute a violation or breach of, constitute a default or give rise to any right of termination or acceleration of any right or obligation of any Pegasus Party under, or result in the creation or imposition of any Encumbrance upon the property of Pegasus or Merger Sub by reason of the terms of (i) the certificate of incorporation, by-laws or other charter or organizational document of any Pegasus Party, (ii) any material contract, agreement, lease, indenture or other instrument to which any Pegasus Party is a party or by or to which any Pegasus Party or its property may be bound or subject, (iii) any order, judgment, injunction, award or decree of any arbitrator or Governmental Authority or any statute, law, rule or regulation applicable to any Pegasus Party or (iv) any Permit of Pegasus or Merger Sub, which in the case of (ii), (iii) or (iv) above would have a Material Adverse Effect on Pegasus.

     5.5 Consents and Approvals. Except for requirements under the NRTC Distribution Agreements, the Securities Act, the Exchange Act and the HSR Act, no consent, approval, authorization or order of, registration or filing with, or notice to, any Governmental Authority or any other Person is necessary to be obtained, made or given by any Pegasus Party in connection with the execution, delivery and performance by them of this Agreement or any Collateral Documents or for the consummation by them of the transactions contemplated hereby or thereby, except to the extent the failure to obtain such consent, approval, authorization or order or to make such registration or filings or to give such notice would not have a Material Adverse Effect on Pegasus.

     5.6 Title to Assets. Pegasus and its Subsidiaries have exclusive, good and marketable title to their material property and assets, free and clear of any and all Encumbrances, except (i) Encumbrances arising under the Pegasus Credit Agreement, (ii) Permitted Liens, (iii) the matters described in Section 5.6 of the Pegasus Disclosure Statement and (iv) Encumbrances (other than in the nature of liens and security interests) that would not have a Material Adverse Effect on Pegasus. Except as provided by this Agreement, and except as described in Section 5.2 or 5.6 of the Pegasus Disclosure Statement, no Person has any right to acquire, directly or indirectly, any interest in any of Pegasus's Subsidiaries or any substantial portion of their respective properties or assets, and there is no agreement to which Pegasus or any of its Subsidiaries is a party relating to the direct or indirect sale of any substantial portion of such properties or assets or the capital stock or other ownership interests of Pegasus or any of its Subsidiaries.

     5.7 Intellectual Property. To the best knowledge of Pegasus, neither Pegasus nor any of its Subsidiaries has in the operation of their respective businesses interfered with, infringed upon, misappropriated or otherwise come into conflict with, and the operation of such businesses as currently conducted does not violate or infringe upon, any Intellectual Property rights of third parties, and neither Pegasus nor any of its Subsidiaries has received any charge, complaint, claim, demand or notice alleging any such interference, infringement, misappropriation or violation (including any claim that Pegasus or any of its Subsidiaries or any of their predecessors in interest must license or refrain from using any Intellectual Property rights of any third party). To the best knowledge of the Pegasus Parties, no third party has interfered with, infringed upon, appropriated or otherwise come into conflict with any Intellectual Property rights of Pegasus or any of its Subsidiaries.

     5.8 Compliance with Legal Requirements. Pegasus and its Subsidiaries have operated their respective businesses in material compliance with all material Legal Requirements and requirements of the NRTC (including NRTC's by-laws, policies, procedures and guidelines) applicable to Pegasus and its Subsidiaries. No action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand or notice has been filed, commenced or, to the best knowledge of the Pegasus Parties, threatened against Pegasus, any of its Subsidiaries or any of the Principal Pegasus Shareholders alleging any failure to so comply and, to the best knowledge of the Pegasus Parties, there is no Basis for any claim that such a failure to comply exists.

     5.9 Legal Proceedings. Other than proceedings affecting the broadcast television, cable television or direct broadcast satellite industry generally, and except as set forth in Section 5.9 of the Pegasus Disclosure Statement, (i) there are no outstanding judgments or orders against or otherwise affecting or related to Pegasus, any of its Subsidiaries, or their business or assets; (ii) there is no action, suit, complaint, proceeding or investigation, judicial, administrative or otherwise, that is pending or, to the best knowledge of any Pegasus Party, threatened that, if adversely determined, could have a Material Adverse Effect on Pegasus; and (iii) there is no Basis upon which any such action, suit, proceeding or investigation could be brought or initiated.

     5.10 Subsequent Events. Except as set forth in Section 5.10 of the Pegasus Disclosure Statement or to the extent consented to in writing by the Company, between September 30, 1997, and the date of this Agreement: (i) neither Pegasus nor any of its Subsidiaries has sold, leased, transferred or assigned any substantial portion of its properties or assets except in the Ordinary Course;
(ii) no third party has accelerated, terminated, modified or canceled any material agreement, contract, lease or license (or series of related agreements, contracts, leases and licenses) relating to Pegasus any of its Subsidiaries; (iii) neither Pegasus nor any of its Subsidiaries has imposed or permitted the imposition of any Encumbrance upon any substantial portion of its properties or assets except under the Pegasus Credit Agreement; (iv) neither Pegasus nor any of its Subsidiaries has made any capital investment in, any loan to, or any Acquisition of the securities or assets of, any other Person (or series of related capital investments, loans or Acquisitions) in excess of $500,000, other than in Subsidiaries of the Company and other than Acquisitions of DIRECTV Distribution Businesses; (v) neither Pegasus nor any of its Subsidiaries has issued any note, bond or other debt security or created, incurred, assumed or guaranteed any indebtedness for borrowed money or capitalized lease obligations except under the Pegasus Credit Agreement; (vi) neither Pegasus nor any of its Subsidiaries has delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course;
(vii) neither Pegasus nor any of its Subsidiaries has canceled, compromised, waived or released any right or claim (or series of related rights and claims) involving more than $500,000 or outside the Ordinary Course; (viii) neither Pegasus nor any of its Subsidiaries has granted any license or sublicense of any rights under or with respect to any Intellectual Property used or useful in the DIRECTV Distribution Business of Pegasus, other than in the Ordinary Course or in connection with the Acquisition of certain parts of such business; (ix) there has not been any other material occurrence, event, incident, action, failure to act or transaction outside the Ordinary Course involving Pegasus or any of its Subsidiaries except matters generally known to, and that generally affect, other NRTC members and affiliates or that generally affect the broadcast television or cable television industries; and (x) neither Pegasus nor any of its Subsidiaries has committed to any of the foregoing. Since September 30, 1997, no event has occurred which is likely, individually or in the aggregate, to have a Material Adverse Effect on Pegasus.

     5.11 Financial and Other Information.

       (a) The historical financial statements ("Pegasus Financial Statements") contained (or incorporated by reference) in the Pegasus Exchange Offer Registration Statement (including the notes thereto) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, and present fairly the financial condition of the Persons reported on and their results of operations as of the dates and for the periods indicated, subject in the case of the unaudited financial statements only to normal year-end adjustments (none of which will be material in amount) and the omission of footnotes.

       (b) Except as provided in subsection (d), the Pegasus Exchange Offer Registration Statement did not, as of its filing date, and does not as of the date of this Agreement, contain (directly or by incorporation by reference) any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein (or incorporated therein reference) not misleading.

       (c) Except as provided in subsection (d), the Pegasus Merger Registration Statement will not, as of its effective date, at the date it is first mailed to the shareholders of Pegasus, at the time of the meeting of shareholders of Pegasus contemplated by Section 8.5, or as of the Closing Date, contain (directly or by incorporation by reference) any untrue statement of a material fact or omit to state (directly or by incorporation by reference) a material fact required to or stated therein (or incorporated therein by reference) or necessary to make the statements therein (or incorporated therein by reference) not misleading.

       (d) The representation and warranties in subsections (b) and (c) do not extend to any information concerning the Company, any of its Subsidiaries or any of the Principal Company Shareholders furnished by the Company or any of the Principal Company Shareholders and contained or incorporated by reference in the Pegasus Exchange Offer Registration Statement or the Pegasus Merger Registration Statement.

     5.12 Undisclosed Liabilities. Neither Pegasus nor any of its Subsidiaries has any Liability and there is no Basis for any Liability, except for (i) Liabilities reflected in the Pegasus Financial Statements, (ii) current Liabilities incurred after September 30, 1997, in the Ordinary Course, (iii) Liabilities incurred after September 30, 1997, under the Pegasus Credit Agreement, (iv) Liabilities incurred after September 30, 1997, in connection with Acquisitions that do not give rise to a right of termination under Section 12.1(d) (or Acquisitions that are approved in writing by the Company), (v) Liabilities disclosed in Section 5.12 of the Pegasus Disclosure Statement, and
(vi) Liabilities in an aggregate amount of up to $1,000,000.

     5.13 Taxes. Pegasus has, and each of its Subsidiaries has, duly and timely filed in proper form all Tax Returns for all Taxes required to be filed with the appropriate Governmental Authority, except where the Adverse Consequences of all such failures to file do not exceed $500,000 in the aggregate. All Taxes due and payable by Pegasus and its Subsidiaries (or claimed to be due and payable) have been paid (regardless whether Tax Returns relating to such Taxes have been duly and timely filed or, if filed, regardless whether such Tax Returns are deficient), except such amounts as (i) are not in the aggregate material or (ii) are being contested diligently and in good faith and for which Pegasus has adequately reserved in the Pegasus Financial Statements. All copies of federal and state income Tax Returns furnished or to be furnished by Pegasus to the Company are accurate and complete in all material respects. There are no pending tax audits, claims or proceedings relating to Pegasus, any of its Subsidiaries, their assets or their business and income therefrom. Neither the Pegasus nor any of its Subsidiaries has agreed to any waiver or extension of any statute of limitations relating to any Tax.

     5.14 Employee Benefits; Employees. All Employee Benefit Plans maintained or contributed to by Pegasus as of the date of this Agreement are set forth in
Section 5.14 of the Pegasus Disclosure Statement. Except for matters that individually or in the aggregate would not have Adverse Consequences in excess of $250,000:

       (a) Except as set forth in Section 5.14 of the Pegasus Disclosure Statement, all such Employee Pension Benefit Plans are, and have been at all times since their establishment, qualified for federal income tax purposes under Code Section 401(a) and the related trusts are, and have been at all times since their establishment, exempt from federal income tax under Code
Section 501(a). All such Employee Benefit Plans are in compliance with all applicable provisions of ERISA, including, but not limited to, the applicable reporting and disclosure requirements, as they relate to such plans, and Pegasus is not subject to any liabilities based on past non-compliance, if any.


       (b) Pegasus has made all required contributions under each Employee Benefit Plan listed in Section 5.14 of the Company Disclosure Statement for all periods through and including the fiscal year ended December 31, 1996, and has made all required contributions for subsequent periods or has provided adequate accruals therefor in the Company Financial Statements.

       (c) There is not now, and has not been, any violation of the Code or ERISA with respect to the filing of applicable reports, documents, and notices regarding the Employee Benefit Plans maintained or contributed to by Pegasus with the Secretary of Labor and the Secretary of the Treasury or the furnishing of such documents to the participants or beneficiaries of the Employee Benefit Plans.

       (d) No fiduciary or other party in interest with respect to any of the Employee Benefit Plans maintained or contributed to by Pegasus has caused any of such plans to engage in a "prohibited transaction," as defined in ERISA
Section 406.


       (e) Pegasus has never been obligated to contribute to any Multiemployer Plan.


       (f) There has been no violation of the "continuation coverage requirements" of "group health plans" as set forth in Code Section 4980B and
Part 6 of Subtitle B of Title I of ERISA with respect to any Employee Benefit Plan maintained by Pegasus to which such continuation coverage requirements apply.


       (g) Pegasus does not maintain retiree life and retiree health insurance plans which are Employee Welfare Benefit Plans providing for continuing benefits or coverage for any employee or any beneficiary of any employee after such employee's termination of employment (except to the extent such continued coverage is required by Code Section 4980B and Part 6 of Subtitle B of Title I of ERISA).


       (h) Pegasus does not maintain and is not obligated to contribute to any Employee Pension Benefit Plan that is a defined benefit plan, and has not maintained and has not been obligated to contribute to such a plan within the last six years.


       (i) "Pegasus," as used in subsections (a) through (h) of this Section
5.14 shall include any other entity required to be aggregated with Pegasus under Sections 414(b), 414(c), 414(m), or 414(o) of the Code and the regulations thereunder.


       (j) There are no collective bargaining agreements applicable to any Persons employed by Pegasus or any of its Subsidiaries, and Pegasus and its Subsidiaries have no duty to bargain with any labor organization with respect to any such Person. There are not pending any unfair labor practice charges against Pegasus or any of its Subsidiaries, nor is there any demand for recognition, or any other request or demand from a labor organization for representative status with respect to any Person employed by Pegasus or any of its Subsidiaries.


       (k) Pegasus and its Subsidiaries are in substantial compliance with all applicable Legal Requirements respecting employment conditions and practices, have withheld all amounts required by any applicable Legal Requirements or Contracts to be withheld from the wages or salaries of their employees, and are not liable for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing.

       (l) Pegasus and its Subsidiaries have not engaged in any unfair labor practice within the meaning of the National Labor Relations Act and have not violated any Legal Requirement prohibiting discrimination on the basis of race, color, national origin, sex, religion, age, marital status, or handicap in their employment conditions or practices, except where such violations would not have a Material Adverse Effect on Pegasus. There is not pending or, to the best knowledge of Pegasus, threatened any unfair labor practice charge or discrimination complaint relating to race, color, national origin, sex, religion, age, marital status, or handicap against Pegasus or any of its Subsidiaries before any Governmental Authority nor, to the best knowledge of Pegasus, does any Basis therefor exist.


       (m) There is no existing or, to the best knowledge of Pegasus, threatened, labor strike, dispute, grievance or other labor controversy affecting Pegasus or any of its Subsidiaries. There is no pending or, to the best knowledge of Pegasus, threatened representation question respecting the employees of Pegasus or any of its Subsidiaries. There is no pending or, to the best knowledge of Pegasus, threatened arbitration proceeding under any Contract. To the best knowledge of Pegasus, there exists no Basis for any of the above.


       (n) Neither Pegasus nor any of its Subsidiaries is a party to any employment agreement or arrangement, written or oral, relating to any employee, consultant or independent contractor that cannot be terminated at will by Pegasus or such Subsidiary without further liability.


     5.15 Contracts. Section 5.15 of the Pegasus Disclosure Statement contains a true, correct and complete list as of the date hereof of (or a specific cross-reference to one or more other sections of the Pegasus Disclosure Statement where there is described) (i) each NRTC Distribution Agreement (together with the Service Area covered by each) and any other agreement with NRTC or DirecTV, Inc. or any of their Affiliates to which Pegasus or any of its Subsidiaries is a party, (ii) a description of any agreement pursuant to which Pegasus or any of its Subsidiaries acquired any portion of their DIRECTV Distribution Business (other than rights acquired directly from the NRTC), and (iii) any other agreement entered into other than in the Ordinary Course the performance of which involves consideration in excess of $150,000.


     Pegasus has made available to the Company the opportunity to inspect and copy a correct and complete copy of each agreement referred to in this Section
5.15. With respect to each such agreement: except as included in Section 5.15 of the Pegasus Disclosure Statement (A) the agreement is legal, valid, binding, enforceable and in full force and effect; (B) subject to obtaining any consent referred to in Section 5.5 or disclosed in Section 5.5 of the Pegasus Disclosure Statement, the agreement will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither Pegasus nor any of its Subsidiaries, nor to the best knowledge of Pegasus, any other party thereto, is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification or acceleration, under the agreement; (D) neither Pegasus nor any of its Subsidiaries, nor to the best knowledge of Pegasus, any other party thereto, has repudiated any provision of the agreement; and (E) to the best knowledge of the Pegasus, there is no Basis for any Person to claim that any of clauses (A) through (D) is untrue.


     5.16 Business Information. Section 5.16 of the Pegasus Disclosure Statement sets forth a materially true and accurate description of the following information as of the date of this Agreement: (i) the approximate number of Committed Member Residences in each Service Area; (ii) the approximate number of Committed Member Residences in each Service Area that is cabled; and (iii) the approximate number of Committed Member Residences in each Service Area that is uncabled.


     5.17 Disclosure. No representation or warranty of any Pegasus Party in this Agreement or in the Collateral Documents and no statement in any certificate, report, instrument, list or other document furnished or to be furnished by any Pegasus Party pursuant to this Agreement or the Collateral Documents, contained, contains or will contain on the date such agreement, certificate, report, instrument, list or other document was or is delivered, any untrue statement of a material fact, or omitted, omits or will omit on such date to state any material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; nor will any such representation or warranty or statement (to the extent it is required by Section 10.1 to be accurate at the Closing Date) contain on the Closing Date any untrue statement of a material fact or omit on the Closing Date to state any material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. There is no fact known to any Pegasus Party and not disclosed in this Agreement (other than facts generally known to, and that generally affect, NRTC members and affiliates providing DIRECTV services or Persons in the broadcast television or cable television industry) that could reasonably be expected to have a Material Adverse Effect on Pegasus.


     5.18 Brokers or Finders. No broker or finder (with the possible exception of the services rendered by Merrill Lynch & Co., as financial adviser to Pegasus and in connection with rendering its fairness opinion relating to the Merger) has acted directly or indirectly for any of the Pegasus Parties in connection with the transactions contemplated by this Agreement, and none of the Pegasus Parties has incurred any obligation to pay any brokerage or finder's fee or other commission in connection therewith.


     5.19 Certain Payments. Neither Pegasus, any of its Subsidiaries, any of their Affiliates nor the Representatives of any of them has directly or indirectly, on behalf of or for the purpose of assisting their business, made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other similar payments to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to pay for favorable treatment for business secured, to obtain special concessions or for special concessions already obtained, in violation of any Legal Requirement, nor has any such Person established or maintained any fund or asset that has not been recorded in its books and records.


     5.20 Subscribers.


       (a) As of December 7, 1997, Pegasus had the number of subscribers shown in Section 5.20 of the Pegasus Disclosure Statement, inclusive of persons included in the most recent Subscribers Without Core Packages Report.

       (b) Neither Pegasus, any of its Affiliates, nor any of their Representatives has solicited, nor has Pegasus, any of its Affiliates, or any of their Representatives employed any scheme or device for the purpose of encouraging, Persons residing outside the Service Areas or Persons who would not be deemed Committed Member Residences to become subscribers of the DIRECTV service offered by Pegasus and its Subsidiaries. Except as disclosed in the most recent Subscribers Without Core Packages Reports for all the Service Areas, which have been provided by Pegasus to the Company, Pegasus and its Subsidiaries do not provide DIRECTV service to any Person who does not pay for a core DIRECTV programming package, who to the best knowledge of Pegasus resides outside the Service Areas or who is not a Committed Member Residence for a reason other than residing outside the Service Areas.


     5.21 Favorable Business Relationships. To the best knowledge of Pegasus, there are no favorable business relationships relating to the business of Pegasus and its Subsidiaries with lessors, licensors, subscribers, suppliers or other business associates of Pegasus or any of its Subsidiaries which will terminate after Closing.


     5.22 Securities Matters. Pegasus has filed all forms, reports, statements and other documents required to be filed with the Commission, and has heretofore made available to the Company, in the form filed with the Commission, together with any amendments thereto, its (i) Annual Reports on Form 10-K, (ii) all Quarterly Reports on Form 10-Q, (iii) all proxy statements relating to meetings of stockholders (whether annual or special), (iv) all reports on Form 8-K, and (v) all other reports or registration statements filed by Pegasus (collectively, the "Pegasus SEC Reports"). As of their respective filing dates the Pegasus SEC Reports (i) complied as to form in all material respects with the requirements of the Exchange Act and the Securities Act and
(ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.


     5.23 FCC Matters. Pegasus and its Subsidiaries hold all licenses, authorizations and permits (the "FCC Licenses") from the Federal Communications Commission (the "FCC") necessary for the operation of the broadcast television stations (the "Stations") operated by Pegasus and its Subsidiaries, except to the extent the absence thereof would not have a Material Adverse Effect on Pegasus, and except as disclosed in Section 5.23 of the Pegasus Disclosure Statement. Each of the FCC Licenses is in full force and effect, and no material default by Pegasus or any of its Subsidiaries has occurred and is continuing thereunder. As of the date hereof, except as limited by the provisions of the Communications Act of 1934, as amended, and the FCC's rules and regulations and as otherwise specified on the face of any FCC License, none of the FCC Licenses is subject to any restriction or condition that would limit in any material respect the operation of the business of Pegasus and its Subsidiaries as it is now conducted. There is not, as of the date hereof, pending or to, the knowledge of Pegasus, threatened any action by or before the FCC to revoke, cancel, rescind or modify (including a reduction in coverage area) any of the FCC Licenses (other than proceedings to amend FCC rules of general applicability) or refuse to renew the FCC Licenses, and there is not now issued or outstanding, pending or, to the knowledge of Pegasus threatened by or before the FCC, any order to show cause, notice of violation, notice of apparent liability, or notice of forfeiture or complaint against Pegasus or any of its Subsidiaries with respect to any of the FCC Licenses. Pegasus has no reason to believe that any of the FCC licenses will be revoked or will not be renewed in the ordinary course.


                                  ARTICLE VI
                 REPRESENTATIONS AND WARRANTIES OF MERGER SUB


     Each of Pegasus and Merger Sub, severally and jointly, represents and warrants to the Company that the statements contained in Article VI are correct and complete as of the date of this Agreement and, except as provided in
Section 10.1, will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout Article VI), except in the case of representations and warranties stated to be made as of the date of this Agreement or as of another date.


     6.1 Organization and Qualification. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of it incorporation. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. As of the date of this Agreement, except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, Merger Sub has no assets (other than not more than $1,000 in cash) and has not incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.


     6.2 Certificate of Incorporation and Bylaws. Merger Sub has heretofore made available to the Company a complete and correct copy of the certificate of incorporation and the bylaws of Merger Sub, each as amended to date. Such certificate of incorporation and bylaws are in full force and effect. Merger Sub is not in violation of any of the provisions of its certificate of incorporation or bylaws.

     6.3 Authority. Merger Sub has the necessary corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Merger Sub and the consummation by Merger Sub of the transactions contemplated hereby have been duly and validly authorize by all necessary corporate action and no other corporate proceedings on the part of Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Merger Sub and, assuming the due authorization, execution and delivery by the Company and the Principal Company Shareholders, constitutes a legal, valid and binding obligation of Merger Sub, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors' rights generally and by the application of general principles of equity.

     6.4 No Conflict; Required Filings and Consents.

       (a) The execution and delivery of this Agreement by Merger Sub do not, and the performance by Merger Sub of its obligations under this Agreement will not (i) conflict with or violate the certificate of incorporation or bylaws of Merger Sub, (ii) conflict with or violate any law, statute ordinance, rule regulation, order, judgment or decree applicable to Merger Sub or by which any of its properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance on any of the properties or assets of Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Merger sub is a party or by which Merger Sub or any of its properties or assets is bound or affected, except, in the case of clauses (ii) and (iii) above for any such conflicts, violations, breaches, defaults or other alterations or occurrences that would not prevent or delay consummation of the Merger in any material respect, or otherwise prevent Merger Sub from performing its obligations under this Agreement in any material respect.

       (b) The execution and delivery of this Agreement by Merger Sub does not, and the performance of this Agreement by Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for (A) applicable requirements, if any, of the Securities Act, the Exchange Act, state takeover laws, exchanges on which Pegasus's securities are traded, the HSR Act and the Communications Act,
(B) filings and recordation of appropriate merger documents as required by Delaware Law and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger in any material respect.

     6.5 Vote Required. The affirmative vote of Pegasus, the sole stockholder of Merger Sub, is the only vote of the holder of any class or series of Merger Sub capital stock necessary to approve any of the transactions contemplated hereby.

                                  ARTICLE VII
                     PRE-CLOSING COVENANTS OF THE SELLERS


     The Sellers jointly and severally covenant and agree as follows:

     7.1 Additional Information. The Sellers shall provide to Pegasus and its Representatives such financial, operating and other documents, data and information relating to the Company and its Subsidiaries, the Business and the Assets and Liabilities of the Company and its Subsidiaries, including pending and completed Acquisitions of DIRECTV Distribution Businesses, as Pegasus or its Representatives may reasonably request. Such access shall include the right of Pegasus and its Representatives to inspect the records, reports and material correspondence of NRTC and DIRECTV and discuss such records, reports and correspondence with NRTC and DIRECTV, and the Company shall take all action necessary to facilitate the foregoing. In addition, the Sellers shall take all action necessary to enable Pegasus and its Representatives (including Coopers & Lybrand L.L.P.) to review, inspect and audit the Assets, Business and Liabilities of the Company and its Subsidiaries and discuss them with the Company's officers, employees, independent accountants, and counsel. Notwithstanding any investigation that Pegasus may conduct of the Company and its Subsidiaries, the Business, the Assets and Liabilities, the Pegasus Parties may fully rely on the Sellers' warranties, covenants and indemnities set forth in this Agreement, the Collateral Documents and any documents, instruments or certificates delivered hereunder and thereunder, which will not be waived or affected by or as a result of such investigation.

     7.2 Exclusivity. Neither any Seller, nor any Affiliate or Representative of any Seller shall directly or indirectly, solicit or initiate any discussions, submissions of proposals or offers or negotiations with, or, subject to any fiduciary obligations under applicable law after taking into account the advice of counsel with respect thereto, participate in any negotiations or discussions with, or provide any information or data of any nature whatsoever, to, or otherwise cooperate in any other way with, or assist or participate in, facilitate or encourage any effort or attempt by, any Person, other than Pegasus and its shareholders, employees, Representatives, agents and Affiliates, concerning any merger, consolidation, sale of substantial assets, sale of shares of capital stock or other equity securities or similar transaction involving the Company or any of its Subsidiaries (all such transactions being referred to herein as "Company Alternative Transactions"); provided, however, that the term "Company Alternative Transactions" shall not be deemed to include, and the foregoing shall not prohibit (i) acquisitions permitted under Section 7.3(c)(i), excluding any business affiliated with Golden Sky Systems, Inc., (ii) the consummation of Exchange Offer, and (iii) other transactions expressly permitted under this Agreement. The Sellers shall immediately notify Pegasus if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, any Seller in respect of a Company Alternative Transaction, and shall, in any such notice to Pegasus, indicate the identity of the offeror.

     7.3 Continuity and Maintenance of Operations.

       (a) The Company shall, and shall cause its Subsidiaries to, and the Principal Company Shareholders shall cause the Company and its Subsidiaries to:
(i) comply with all Legal Requirements and requirements of the NRTC applicable to the Company and its Subsidiaries (including NRTC's by-laws, policies, procedures and guidelines) relating to the Business; (ii) fulfill all of its obligations under and maintain in full force and effect all Contracts, including the NRTC Distribution Agreements, and shall not, without the prior written consent of Pegasus, alter, modify or amend any of the foregoing in a manner adverse to the Company or its Subsidiaries; (iii) use its commercially reasonable efforts in consultation with Pegasus and its Affiliates, to promote the financial success of the Business and promptly notify Pegasus of any adverse change in the prospects or condition (financial or otherwise) of the Business; and (iv) use its commercially reasonable efforts to promote, develop and preserve its relationships with the NRTC, DSS retailers, participating cooperatives and its present employees as well as the goodwill of its suppliers, customers and others having business relations with it, and promptly notify Pegasus of any adverse change in its relationship with any such Person. Without limiting the generality of the foregoing, the Company shall, and shall cause its Subsidiaries to, and the Principal Company Shareholders shall cause the Company and its Subsidiaries to, maintain the Assets in good order, condition and repair, maintain insurance relating to the Business as in effect on the date of this Agreement, continue promotion and other activities with respect to the Business (including, without limitation, billing, collection and subscriber matters) substantially in accordance with past practice and in compliance with NRTC bylaws, policies, procedures and guidelines, maintain inventories of DSS Systems and supplies at reasonable levels, and keep and maintain all of the Books and Records in the Ordinary Course. Other than in the Ordinary Course, the Company and its Subsidiaries shall not pay or credit in any way any Accounts Receivable prior to the Closing Date, and shall not permit any of its Representatives to do so either. The Company shall, and the Principal Company Shareholders shall cause the Company and its Subsidiaries to, enforce procedures for disconnection and/or discontinuance of service to subscribers (i) whose accounts are delinquent,
(ii) who do not pay for core DIRECTV programming packages, or (iii) who are not Committed Member Residences, all in accordance with NRTC by-laws, policies, procedures and guidelines.


       (b) The Company shall not, and shall cause its Subsidiaries not to, and the Principal Company Shareholders shall cause the Company and its Subsidiaries not to, without the prior written consent of Pegasus: (i) deviate from DIRECTV national programming packages or rates; (ii) engage in marketing promotions other than in the Ordinary Course; (iii) sell, lease, transfer, convey or assign any of the Assets other than in the Ordinary Course (or enter into any contract to do any of the foregoing) or permit the creation of any Encumbrance on any of the Assets except under the Company Credit Agreement, the interest escrow established under the Company Indenture and the related escrow agreement, as disclosed in Section 3.6 of the Company Disclosure Statement, or as otherwise contemplated by this Agreement; or (iv) permit the amendment or cancellation of any NRTC Distribution Agreement or any other Contract.


       (c) Unless the Company shall have obtained the prior written consent of Pegasus, the Company shall not, and shall cause its Subsidiaries not to, and the Principal Company Shareholders shall cause the Company and its Subsidiaries not to:


         (i) engage in any Acquisition unless (A) the Acquisition is of a DIRECTV Distribution Business; (B) the Acquisition is funded solely out of the Company's cash on hand as of the date hereof, borrowings under the Company Credit Agreement, debt incurred to the Sellers, and equity contributions from the Company's shareholders; (C) on a pro forma basis, after giving effect to the Acquisition and any debt incurred in connection therewith, the Company would be in compliance with the Company Credit Agreement (including any amendments thereto permitted hereby) and the Company Indenture, and the Company shall have furnished Pegasus with satisfactory evidence to that effect; (D) on a projected basis, after giving effect to the Acquisition and any debt incurred in connection therewith, the Company's cash resources (including available credit under the Company Credit Agreement) will be sufficient to satisfy its future cash requirements as reflected in the Company Financial Model, as updated to reflect such proposed Acquisition (other than the two pending acquisitions reflected in the Company Financial Model), including, without limitation, to fund Acquisitions of DIRECTV Distribution Businesses that have been completed or are pending at the time of the Acquisition and to fund operating expenses, working capital, debt service and capital expenditures (other than the Offer to Purchase) (it being acknowledged that the Company Financial Model reflects certain covenant noncompliance), and such updated projection shall show no worsening in any of the foregoing matters, including the extent of covenant noncompliance;


         (ii) amend the Company Indenture, amend the Company Credit Agreement to increase the amount of credit available thereunder or, except as permitted by Section 9.3(b), otherwise amend the Company Credit Agreement;


         (iii) declare or pay any dividends or make any other distributions to the Shareholders;


         (iv) redeem or repurchase any stock (other than stock of employees in connection with termination of their employment and other than with Permitted Redemptions;


         (v) issue additional stock or options or warrants to acquire stock (except in connection with the exercise of outstanding options and warrants or Acquisitions permitted by paragraph (i));


         (vi) incur any material debt (except in connection with Acquisitions permitted by paragraph (i), borrowings under the Company Credit Agreement to finance expenditures not prohibited by this Agreement, and other obligations incurred in the Ordinary Course); or


         (vii) make any loans other than in the Ordinary Course.

Notwithstanding paragraph (v), the Company may sell additional shares of Company Capital Stock for cash to some or all of its Shareholders if the proceeds are used solely to pay cash dividends to the holders of its preferred stock, and notwithstanding paragraph (iii), the Company may pay cash dividends to such holders solely out of such proceeds.

       (d) No Seller shall take or omit to take any action that would cause any of them to be in breach of any representations, warranties or covenants in this Agreement or the Collateral Documents or that would, if such action had been taken or omitted on or before the date of this Agreement, have been required to be disclosed in Section 3.11 of the Company Disclosure Statement.

       (e) Prior to the Closing Date, the Company shall, and the Principal Company Shareholder shall cause the Company to, terminate any consulting arrangements specified by Pegasus providing for aggregate annual payments in excess of $50,000.

     7.4  Consents and Approvals.

       (a) As soon as practicable after execution of this Agreement, the Sellers shall use commercially reasonable efforts to obtain any necessary consent, approval, authorization or order of, make any registration or filing with or give any notice to, any Governmental Authority or Person as is required to be obtained, made or given by any of the Sellers to consummate the transactions contemplated by this Agreement and the Collateral Documents, including, without limitation: (i) consents required under the NRTC Distribution Agreements; and (ii) any authorizations, consents, approvals, actions, filings or notices set forth in Section 3.5 of the Company Disclosure Statement (other than consents required pursuant to indebtedness of the Company incurred in the Acquisition of a DIRECTV Distribution Business where such indebtedness is secured in full by a letter of credit issued pursuant to the Company Credit Agreement, provided that the completion of the Merger in the absence of such consents will not result in a Default or Event of Default under and as defined in the Company Credit Agreement).

       (b) The Sellers shall cooperate with Pegasus in providing such information and reasonable assistance as may be required in connection with the obligations of the Pegasus Parties under Section 8.4(a).

     7.5 Adoption by Shareholders. The Sellers shall use their respective best efforts to secure the vote or consent of the Shareholders required by the DGCL and the Company's certificate of incorporation and bylaws to approve and adopt this Agreement and the Merger, and the board of directors of the Company shall recommend to the Shareholders such approval and adoption. Unless the Company elects to obtain shareholder approval by written consent, the Company shall take all steps necessary to duly call, give notice of, convene and hold a meeting of the Shareholders to be held as soon as is reasonably practicable after the availability of the Pegasus Merger Registration Statement for the purpose of voting upon the approval of this Agreement and the Merger. The Company will furnish to each Shareholder a notice of its rights to dissent from the Merger under Section 262 of the DGCL and to demand an appraisal of its shares of Company and Common Stock and shall provide Pegasus with a copy of such notice prior to the Closing Date. Each of the Principal Company Shareholders (i) hereby waives its dissenters' appraised rights under Section 262 of the DGCL and (ii) shall vote all of its shares of Company Capital Stock, or otherwise give its consent, to approve this Agreement and the Merger.

     7.6 Securities Filings; Financial Information. The Sellers shall, promptly after execution of this Agreement and from time to time thereafter, provide such information and documents to Pegasus and its Affiliates concerning the Company, its Subsidiaries and the Principal Company Shareholders as may be required or appropriate for inclusion in the Pegasus Merger Registration Statement and any other filing, notification or report made by Pegasus or any Affiliate of Pegasus under the Securities Act, the Exchange Act or any state securities law; shall cause their respective counsel and independent accountants to cooperate with Pegasus, its Affiliates and their investment bankers, counsel and independent accountants in the preparation of such filings, notifications and reports; and shall use their best efforts to obtain consents and "comfort letters" from such accountants as required in connection with such filings, notifications and reports. The Sellers represent and warrant to Pegasus that no information or document provided by any Seller for inclusion in any filing, notification or report made by Pegasus or any Affiliate under the Securities Act or the Exchange Act will contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

     7.7 Notification of Certain Matters. The Sellers shall promptly provide to Pegasus copies of any material notices from or correspondence from and to the NRTC or DIRECTV or any Affiliates of DIRECTV. The Sellers shall promptly notify Pegasus of any fact, event, circumstance or action that is reasonably likely to cause any Seller to be unable to perform any of its covenants contained herein or any condition precedent in Article VII not to be satisfied, or that, if known on the date of this Agreement, would have been required to be disclosed to Pegasus pursuant to this Agreement or the existence or occurrence of which would cause any of the Sellers' representations or warranties under this Agreement not to be correct and/or complete. The Sellers shall give prompt written notice to Pegasus of any adverse development causing a breach of any of the representations and warranties in Article III or IV. However, no disclosure by the Sellers pursuant to this Section, and no supplement to the Company Registration Statement referred to in Section 13.2(a), shall be deemed to amend or supplement this Agreement or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant by the Sellers.

     7.8 Supplements to Company Disclosure Statement and Company Registration Statement. The Sellers shall, from time to time prior to Closing, supplement the Company Disclosure Statement and the Company Registration Statement with additional information that, if existing or known to it on the date of this Agreement, would have been required to be included therein. For purposes of determining the satisfaction of any of the conditions to the obligations of the Pegasus Parties in Article IX, the Company Disclosure Statement and the Company Registration Statement shall be deemed to include only (a) the information contained therein on the date of this Agreement and (b) information added to the Company Disclosure Statement or the Company Registration Statement by written supplements delivered prior to Closing by the Sellers that (i) are accepted in writing by Pegasus, (ii) are described in Section 2.7(b) or (iii) reflect actions expressly permitted by this Agreement to be taken prior to Closing. Any supplement to the Company Registration Statement shall be in writing and delivered to Pegasus, but not be filed with the Commission unless the Company is otherwise required to do so.

     7.9 Duty of Good Faith and Fair Dealing. The Sellers shall act in good faith with regard to all matters that are the subject of this Agreement, and shall neither intentionally nor knowingly take any action or omit to take any action at any time for the primary purpose of depriving the Pegasus Parties unfairly of any right or benefit that any of them has at such time under this Agreement.

     7.10 Employee Matters. Not later than ten Business Days prior to the Closing Date, the Company shall, or shall cause the sponsor of the Digital Television Services 401(k) Plan (the "401(k) Plan") to, take the following actions: (i) adopt resolutions, or take such other action as required by the 401(k) Plan, to (A) terminate the 401(k) Plan effective as of the Closing Date, subject to receipt of a ruling from the District Director of Internal Revenue that the termination of the 401(k) Plan does not adversely affect the tax qualified status of the 401(k) Plan, and (B) cease contributions under the 401(k) Plan effective as of the Closing Date; and (ii) file Internal Revenue Service Form 5310 (Application for Determination for Terminating Plan) with respect to the 401(k) Plan termination with the District Director of Internal Revenue, such Form fully disclosing the corporate transaction contemplated by this Agreement and the status of 401(k) Plan participants after the transaction. Such resolutions (or other action required by the 401(k) Plan) and Form 5310 shall be in a form satisfactory to Pegasus.

     7.11 1997 Company Financial Statements. The Company will deliver to Pegasus at least ten days before the Closing Date its audited financial statements as of and for the year ended December 31, 1997, accompanied by (i) the report thereon of Arthur Andersen, L.L.P. and (ii) a schedule prepared by Arthur Andersen, L.L.P. showing adjustments to the Company Financial Statements as of and for the period ended September 30, 1997 determined to be appropriate as a result of their audits. The delivery of such audited financial statements shall constitute a representation and warranty that such financial statements (including the notes thereto) have been prepared in accordance with GAAP on a consistent basis with the Company Financial Statements and that such financial statements present fairly the financial condition of the Company and its Subsidiaries and the results of their operations as of December 31, 1997, and for the year then ended.

     7.12 1997 Tax Returns. The Company will deliver to Pegasus a draft copy of the partnership Tax Returns to be filed by Digital Television Services, LLC for the period ended October 10, 1997, and will provide Pegasus and its auditors a reasonable amount of time in which to review it before it is filed. The Company will deliver to Pegasus at or before the Closing Date drafts of Tax Returns for the Company and its Subsidiaries for the period ended December 31, 1997.

     7.13 Indemnity under Prior Company Acquisitions. If reasonably requested by Pegasus, the Company will assert claims for indemnification under, and in accordance with, agreements under which it has made Acquisitions of DIRECTV Distribution Businesses, provided that in the Company's judgment a reasonable basis for such claim exists.


                                 ARTICLE VIII
                 PRE-CLOSING COVENANTS OF THE PEGASUS PARTIES

     The Pegasus Parties jointly and severally covenant and agree as follows.

     8.1 Additional Information. The Pegasus Parties shall provide to the Sellers and their Representatives such financial, operating and other documents, data and information relating to Pegasus and its Subsidiaries, including pending and completed Acquisitions of DIRECTV Distribution Businesses, as the Sellers or their Representatives may reasonably request. Such access shall include the right of the Sellers and their Representatives to inspect the records, reports and material correspondence of NRTC and DIRECTV and discuss such records, reports and correspondence with NRTC and DIRECTV, and the Pegasus Parties shall take all action necessary to facilitate the foregoing. In addition, the Pegasus Parties shall take all action necessary to enable the Sellers and their Representatives (including Arthur Andersen, L.L.P.) to review and inspect books and records of Pegasus and its Subsidiaries and discuss them with the officers, employees, independent accountants, and counsel of the Pegasus Parties. Notwithstanding any investigation that the Sellers may conduct of Pegasus and its Subsidiaries, the Sellers may fully rely on the Pegasus Parties' warranties, covenants and indemnities set forth in this Agreement, the Collateral Documents and any documents, instruments or certificates delivered hereunder and thereunder, which will not be waived or affected by or as a result of such investigation.

     8.2 Exclusivity. Neither any Pegasus Party, nor any of their Affiliates, nor any of their respective Representatives shall directly or indirectly, solicit or initiate any discussions, submissions of proposals or offers or negotiations with, or, subject to any fiduciary obligations under applicable law after taking into account the advice of counsel with respect thereto, participate in any negotiations or discussions with, or provide any information or data of any nature whatsoever to, or otherwise cooperate in any other way with, or assist or participate in, facilitate or encourage any effort or attempt by, any Person, other than the Company and its shareholders, employees, Representatives, agents and Affiliates, concerning any merger, consolidation, sale of substantial assets, sale of shares of capital stock or other equity securities or similar transaction involving Pegasus or any of its Subsidiaries (all such transactions being referred to as "Pegasus Alternative Transactions"); provided, however, that the term "Pegasus Alternative Transactions" shall not be deemed to include, and the foregoing shall not prohibit (i) acquisitions of media and communications businesses (including issuances of securities in connection therewith); (ii) sales or other extraordinary transactions relating to Pegasus's cable systems; (iii) a public offering of equity or debt securities; or (iv) any transaction described in
Section 10.1(d). Pegasus shall immediately notify the Company if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, Pegasus in respect of a Pegasus Alternative Transaction, and shall, in any such notice to the Company, indicate the identity of the offeror.


     8.3 Conduct of Business. Unless Pegasus shall have obtained the prior written consent of the Company, Pegasus shall, and shall cause each of its Subsidiaries to, and the Principal Pegasus Shareholders shall cause Pegasus and each of its Subsidiaries to:

       (a) conduct its business in the Ordinary Course (for purposes hereof, Acquisitions of media and communications businesses, including issuances of securities in connection therewith, sales or extraordinary transactions involving cable systems, public offerings of equity and debt securities and transactions described in Section 12.1(d) will be deemed conduct of business in the Ordinary Course);

       (b) use its commercially reasonable efforts to maintain its business, assets and operations, and its relationships with employees, subscribers, and others with whom it has significant business relationships, as an ongoing business in accordance with past practice and custom;

       (c) except for continuation or replacement arrangements relating to the Pegasus employee loan program (as described in Section 5.15 of the Pegasus Disclosure Statement), not enter into any material transaction with an affiliated person except on terms not less favorable to Pegasus than could have been obtained with unaffiliated parties; and

       (d) not take or omit to take any action that would cause any of the Pegasus Parties to be in breach of any representation or warranty in this Agreement or the Collateral Documents the accuracy of which on the Closing Date is a condition precedent to the Sellers' obligations under Section 10.1, or in breach of any covenant in this Agreement or the Collateral Documents.


     8.4 Consents and Approvals.


       (a) As soon as practicable after execution of this Agreement, the Pegasus Parties shall use their best efforts to obtain any necessary consent, approval, authorization or order of, make any registration or filing with or give notice to, any Governmental Authority or Person as is required to be obtained, made or given by any of the Pegasus Parties to consummate the transactions contemplated by this Agreement and the Collateral Documents, including without limitation: (i) consents required under the NRTC Distribution Agreements; and (ii) any authorizations, consents, approvals, actions, filings or notices set forth in Section 4.5 of the Pegasus Disclosure Statement. Notwithstanding anything in this Section to the contrary, the Pegasus Parties shall not be required to agree to any amendment, modification or change in, the waiver of any term or condition of, or the imposition of any condition to the transfer to Pegasus of, any NRTC Distribution Agreement in order to obtain the consents required under the NRTC Distribution Agreements.


       (b) The Pegasus Parties shall cooperate with the Sellers in providing such information and reasonable assistance as may be required in connection with the Sellers' obligations under Section 5.4(a).


     8.5 Adoption by Pegasus Shareholders. Pegasus shall, promptly after the effective date of the Pegasus Merger Registration Statement, take all actions necessary in accordance with the DGCL and its certificate of incorporation and by-laws to convene a special meeting of Pegasus's shareholders to act on this Agreement, to be held as soon as practicable following the effectiveness of the Pegasus Merger Registration Statement. Pegasus shall use all reasonable efforts to secure the vote of its shareholders required by the DGCL and its certificate of incorporation and by-laws to approve and adopt this Agreement, and the board of directors of Pegasus shall recommend to the shareholders of Pegasus such approval and adoption. Each of the Principal Pegasus Shareholders shall vote all of its shares of Pegasus's common stock to approve this Agreement and the Merger.


     8.6 Merger Registration Statement. As soon as practicable, and in any event within ten Business Days after the date of this Agreement, Pegasus shall prepare and file with the Commission a registration statement on Form S-4 (such registration statement, together with any amendments thereof or supplements thereto, being the "Pegasus Merger Registration Statement") registering under the Securities Act of the Pegasus Class A Common Stock to be issued in the Merger. The Pegasus Merger Registration Statement will contain a combined proxy statement and prospectus (the "Proxy Statement/Prospectus") that will constitute (i) a prospectus to be delivered to the Shareholders in connection with the meeting or solicitation of consents referred to in Section 7.5 and
(ii) a proxy statement to be delivered to Pegasus's shareholders in connection with the meeting of Pegasus's shareholders referred to in Section 8.5. Pegasus shall provide the Sellers and their counsel reasonable opportunity to review and comment upon the contents of the Registration Statement. Pegasus will use commercially reasonable efforts to cause the Pegasus Merger Registration Statement to become effective as promptly as practicable. As promptly as practicable after the Pegasus Merger Registration Statement shall have become effective, Pegasus shall mail or deliver the Proxy Statement/Prospectus to the Shareholders and to the shareholders of Pegasus entitled to notice of and to vote at the Pegasus shareholders' meeting referred to in Section 8.5. All documents that Pegasus is responsible for filing with the Commission in connection with the transactions contemplated herein will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations thereunder. Pegasus will use commercially reasonable efforts to cause the Pegasus Class A Common Stock to be issued in the Merger to be approved for listing on the Nasdaq National Market, subject to notice of issuance prior to the Effective Time.


     8.7 Notification of Certain Matters. The Pegasus Parties shall promptly provide to the Sellers copies of any material notices from or correspondence from and to the NRTC or DIRECTV or any Affiliates of DIRECTV. The Pegasus Parties shall promptly notify the Sellers of any fact, event, circumstance or action that is reasonably like to cause any Pegasus Party to be unable to perform any of its covenants contained herein or any condition precedent in
Article X not to be satisfied, or that, if known on the date of this Agreement, would have been required to be disclosed to the Sellers pursuant to this Agreement or the existence or occurrence of which would cause any of the Pegasus Parties' representations or warranties under this Agreement not to be correct and/or complete. The Pegasus Parties shall give prompt written notice to the Sellers of any adverse development causing a breach of any of the representations and warranties in Article V or VI as of the date made. No disclosure by the Pegasus Parties pursuant to this Section, however, shall be deemed to amend or supplement this Agreement or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant by the Pegasus Parties.


     8.8 Supplements to Pegasus Disclosure Statement. The Pegasus Parties shall, from time to time prior to Closing, supplement the Pegasus Disclosure Statement with additional information that, if existing or known to it on the date of this Agreement, would have been required to be included therein. For purposes of determining the satisfaction of any of the conditions to the obligations of the Sellers in Article X, the Pegasus Disclosure Statement shall be deemed to include only (a) the information contained therein on the date of this Agreement and (b) information added to the Pegasus Disclosure Statement by written supplements delivered prior to Closing by the Pegasus Parties that (i) are accepted in writing by the Company or (ii) reflect actions taken or events occurring after the date hereof and prior to Closing that (A) do not breach any covenant in this Agreement so as to cause the condition precedent stated in
Section 10.2 not to be fulfilled at or prior to the Closing, (B) do not give rise to a right on the part of the Sellers to terminate this Agreement pursuant to Section 12.1(d), and (C) do not in the aggregate have a Material Adverse Effect on Pegasus.


     8.9 Duty of Good Faith and Fair Dealing. The Pegasus Parties shall act in good faith with regard to all matters that are the subject of this Agreement and shall neither intentionally nor knowingly take any action or omit to take any action at any time for the primary purpose of depriving the Sellers unfairly of any right or benefit that any of them has at such time under this Agreement.


     8.10 Tax Certificate. The Pegasus Parties shall take no action that would preclude them from delivering at Closing a tax certificate in the form of
Exhibit 8 attached hereto.


                                  ARTICLE IX
          CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PEGASUS PARTIES


     All obligations of the Pegasus Parties under this Agreement shall be subject to the fulfillment at or prior to Closing of each of the following conditions, it being understood that the Pegasus Parties may, in their sole discretion, to the extent permitted by applicable Legal Requirements, waive any or all of such conditions in whole or in part.


     9.1 Accuracy of Representations. All representations and warranties of the Company, the Principal DTS Shareholders and the DTS Parties contained in this Agreement, the Collateral Documents and any other document, instrument or certificate delivered by any of the Sellers or any of the DTS Parties at or prior to Closing shall be, if specifically qualified by materiality, true in all respects and, if not so qualified, shall be true in all material respects, in each case on and as of the Closing Date with the same effect as if made on and as of the Closing Date, other than representations and warranties expressly stated to be made as of the date of this Agreement or as of another date other than the Closing Date. The Company shall have delivered to Pegasus and Merger Sub a certificate dated the Closing Date to the foregoing effect.


     9.2 Covenants. The Sellers shall, in all material respects, have performed and complied with each of the covenants, obligations, conditions and agreements contained in this Agreement that are to be performed or complied with by them at or prior to Closing. The Company shall have delivered to Pegasus and Merger Sub a certificate dated the Closing Date to the foregoing effect.


     9.3 Consents and Approvals.


       (a) All consents, approvals, authorizations and orders required to be obtained from, and all registrations, filings and notices required to be made with or given to, any Governmental Authority or Person as provided in Sections 7.4(a) and 8.4(a) shall have been duly obtained, made or given, as the case may be, and shall be in full force and effect, and any waiting period required by applicable law, including the HSR Act, or any

Governmental Authority in connection with such transactions shall have expired or have been earlier terminated, unless the failure to obtain, make or give any such consent, approval, authorization, order, registration, filing or notice, or to allow any such waiting period to expire or terminate would not have a Material Adverse Effect on the Company.


       (b) Notwithstanding the foregoing, the condition precedent stated in subsection (a) shall not have been satisfied if any consent, approval, authorization or order obtained in connection with the transactions contemplated by this Agreement and the Collateral Documents is conditioned upon or related to the amendment, modification, cancellation or termination of, or waiver of any term or condition of, any contract, commitment or agreement, or imposes upon Pegasus or the Surviving Corporation any condition or requirement or change in policy not now imposed upon Pegasus, the Company, the Business or the DIRECTV Distribution Business of Pegasus (regardless of whether such imposition is specifically related to or predicated upon or precedes or follows such consent, approval, authorization or order) except that the consent of the lenders under the Company Credit Agreement may be conditioned on a reduction of the amount of credit available thereunder to an amount not less than that necessary to satisfy the standard described in Section 3.10 and on other modifications that are not, in Pegasus's judgment, materially burdensome.


       (c) This Agreement and the Merger shall have been approved by the requisite vote of Pegasus's shareholders in accordance with the DGCL and the rules of the Nasdaq Stock Market.


       (d) This Agreement and the Merger shall have been approved by the requisite vote of the Company's Shareholders in accordance with the DGCL.


       (e) Pegasus and Merger Sub shall have been furnished with appropriate evidence, reasonably satisfactory to it and its counsel, of the granting of such consents, approvals, authorizations and orders, the making of such registrations and filings and the giving of such notices referred to in subsections (a), (c) and (d).


     9.4 Dissenters' Rights. The period for assertion of dissenters' rights pursuant to Section 262 of the DGCL shall have expired, and the holders of Company Capital Stock entitled to receive not more than five percent of the Pegasus Class A Common Stock included in the Merger Consideration shall have perfected their dissenters' appraisal rights under Section 262 of the DGCL in connection with the Merger.


     9.5 Delivery of Documents. The Sellers shall have delivered, or caused to be delivered, to Pegasus and Merger Sub the following documents:


         (i) Fleet Confidentiality Agreement, executed by Fleet Venture Resources, Inc., Fleet Equity Partners IV, L.P., and Chisholm Partners III, L.P.


         (ii) Noncompetition Agreements -- Owners, executed by each of the Specified Owners.


         (iii) Noncompetition Agreements -- Management, executed by each member of Company Senior Management.


         (iv) Registration Rights Agreement, executed by the each Principal Company Shareholder, each Columbia Principal, and each member of Company Senior Management who elects to do so.


         (v) Escrow Agreement, executed by the Escrow Agent and the Company, and delivery to the Escrow Agent of the shares of Pegasus Class A Common Stock required by Section 2.7 to be delivered to the Escrow Agent.


         (vi) Voting Agreement, executed by the Principal Company Shareholders.



         (vii) Indemnification Agreement, executed by each of the Successor Principal Company Shareholders and each of the Columbia Principals.


         (viii) Schedule satisfactory to Pegasus and certified as being complete and correct by the Company reflecting the number of Subscribers in each of the Service Areas as of the Closing Date, based upon reports of the NRTC, including the most recent ad hoc Active Subscribers Report, ad hoc Active Subscribers Without Core Packages Report and the ad hoc Cut Off Report by Level.

         (ix) Evidence reasonably satisfactory to Pegasus that each Seller has taken all action necessary to authorize the execution of this Agreement and the Collateral Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby.


         (x) Opinion of Nelson Mullins Riley & Scarborough, L.L.P., counsel to the Sellers, dated the Closing Date, in form and substance reasonably satisfactory to Pegasus.


         (xi) The Books and Records.


         (xii) All originally executed NRTC Agreements, and all originally executed amendments thereto, that are in the Company's possession.


         (xiii) To the extent in the Company's possession, all original Consumer Contracts and all original files relating thereto, including disclosure statements required by applicable Legal Requirements.


         (xiv) Resignations of all members of the board of directors or similar body of the Company and each of its Subsidiaries effective as of the Effective Time.


         (xv) Such other documents and instruments as Pegasus may reasonably request: (A) to evidence the accuracy of the Company's and the DTS Parties' representations and warranties under this Agreement, the Collateral Documents and any documents, instruments or certificates required to be delivered thereunder; (B) to evidence the performance by the Company and the DTS Parties of, or the compliance by the Company and the DTS Parties with, any covenant, obligation, condition and agreement to be performed or complied with by the Company or any of the DTS Parties under this Agreement and the Collateral Documents; or (C) to otherwise facilitate the consummation or performance of any of the transactions contemplated by this Agreement and the Collateral Documents.


     9.6 No Material Adverse Change. There shall have been no material adverse change in the Assets or in the business, financial condition, prospects or operations of the Company and its Subsidiaries, taken as a whole, other than those affecting the DIRECTV Distribution Business in general.


     9.7 No Litigation. No action, suit or proceeding shall be pending or threatened by or before any Governmental Authority, and no Legal Requirement or policy (other than Legal Requirements affecting the direct broadcast satellite industry generally) of the NRTC, DirecTV, Inc. or any of their Affiliates, or any applicable regulatory authority, shall have been enacted, promulgated or issued that would: (i) prohibit or adversely affect Pegasus's or the Surviving Corporation's and its Subsidiaries' ownership or operation of all or a material portion of the Business or the Assets or otherwise impair the ability of Pegasus or the Surviving Corporation and its Subsidiaries to realize the benefits of the transactions contemplated by this Agreement and the Collateral Documents or adversely affect the value of the Assets; (ii) restrict or limit or otherwise condition Pegasus's or the Surviving Corporation's and its Subsidiaries' right to transfer and/or assign the Business or the Assets in the future; (iii) compel Pegasus or the Surviving Corporation or any of its Subsidiaries to dispose of or hold separate all or a material portion of the Business or the Assets as a result of any of the transactions contemplated by this Agreement and the Collateral Documents; (iv) prevent or make illegal the consummation of any transactions contemplated by this Agreement and the Collateral Documents; or (v) cause any of the transactions contemplated by this Agreement and the Collateral Documents to be rescinded following consummation.


     9.8 NRTC Compliance Certificate. The Company shall have delivered to Pegasus a certificate or letter from NRTC dated as of the Closing Date to the effect that the Company and its Subsidiaries are in compliance with the NRTC Distribution Agreements and there are no payments due by the Company under the NRTC Distribution Agreements other than payments for fees due in the Ordinary Course and not yet payable.


                                   ARTICLE X
              CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLERS


     All obligations of the Sellers under this Agreement shall be subject to the fulfillment at or prior to Closing of the following conditions, it being understood that the Sellers may, in their sole discretion, to the extent permitted by applicable Legal Requirements, waive any or all of such conditions in whole or in part.

     10.1 Accuracy of Representations. All representations and warranties of the Pegasus Parties contained in this Agreement (giving effect to Section 8.8) and the Collateral Documents and any other document, instrument or certificate delivered by any of the Pegasus Parties at or prior to the Closing shall be, if specifically qualified by materiality, true and correct in all respects and, if not so qualified, shall be true and correct in all material respects, in each case on and as of the Closing Date with the same effect as if made on and as of the Closing Date, other than representations and warranties expressly stated to be made as of the date of this Agreement or as of another date other than the Closing Date. The Pegasus Parties shall have delivered to the Sellers a certificate dated the Closing Date to the foregoing effect.

     10.2 Covenants. The Pegasus Parties shall, in all material respects, have performed and complied with each obligation, agreement, covenant and condition contained in this Agreement and the Collateral Documents and required by this Agreement and the Collateral Documents to be performed or complied with by the Pegasus Parties at or prior to Closing. The Pegasus Parties shall have delivered to the Company a certificate dated the Closing Date to the foregoing effect.

     10.3 Consents and Approvals.

       (a) All consents, approvals, authorizations and orders required to be obtained from, and all registrations, filings and notices required to be made with or given to, any Governmental Authority or Person as provided in Section 8.4(a) shall have been duly obtained, made or given, as the case may be, and shall be in full force and effect, and any waiting period required by applicable, including the HSR Act, or any Governmental Authority in connection with such transactions shall have expired or have been earlier terminated, unless the failure to obtain, make or give any such consent, approval, authorization, order, registration, filing or notice, or to allow any such waiting period to expire or terminate would not have a Material Adverse Effect on Pegasus.

       (b) This Agreement and the Merger shall have been approved by the requisite vote of Pegasus's shareholders in accordance with the DGCL and the rules of the Nasdaq Stock Market.

       (c) This Agreement and the Merger shall have been approved by the requisite vote of the Company's Shareholders in accordance with the DGCL.

       (d) The Sellers shall have been furnished with the appropriate evidence, reasonably satisfactory to them and their counsel, of the granting of such consents, approvals, authorizations and orders, the making of such registrations and filings and the giving of such notices referred to in subsections (a), (b) and (c).

     10.4 Delivery of Documents. The Pegasus Parties, as applicable, shall have executed and delivered, or caused to be executed and delivered, to the Company and the Principal Company Shareholders the following documents:

         (i) Noncompetition Agreements -- Owners, executed by Pegasus.

         (ii) Noncompetition Agreements -- Management, executed by Pegasus.

         (iii) Registration Rights Agreement, executed by Pegasus.

         (iv) Escrow Agreement, executed by Pegasus and the Escrow Agent.

         (v) Voting Agreement, executed by the Principal Pegasus Shareholders and by Marshall W. Pagon.

         (vi) Schedule satisfactory to the Company and certified as being complete and correct by Pegasus reflecting the number of subscribers in each of the service areas served by Pegasus as of the Closing Date, based on reports of the NRTC, including the most recent ad hoc Active Subscribers Report, ad hoc Active Subscribers Without Core Packages Report and ad hoc Cut Off Report by Level.

         (vii) Evidence reasonably satisfactory to the Sellers that the Pegasus Parties have each taken all action necessary to authorize the execution of this Agreement and the Collateral Documents and the consummation of the transactions contemplated hereby.

         (viii) Such other documents and instruments as the Sellers may reasonably request: (A) to evidence the accuracy of the representations and warranties of the Pegasus Parties under this Agreement and the

Collateral Documents and any documents, instruments or certificates required to be delivered thereunder; (B) to evidence the performance by the Pegasus Parties of, or the compliance by the Pegasus Parties with, any covenant, obligation, condition and agreement to be performed or complied with by the Pegasus Parties under this Agreement and the Collateral Documents; or (C) to otherwise facilitate the consummation or performance of any of the transactions contemplated by this Agreement and the Collateral Documents.

         (ix) Opinion of Drinker Biddle & Reath LLP, counsel to the Pegasus Parties, dated the Closing Date, in form and substance reasonably satisfactory to the Company.

         (x) Opinion of counsel to the Principal Company Shareholders, in form reasonably satisfactory to them, to the effect that their receipt of the Pegasus Class A Common Stock in the Merger is tax-deferred under the Code.

     10.5 No Material Adverse Change. There shall have been no material adverse change in the business, financial condition, prospects or operations of Pegasus and its Subsidiaries taken as a whole, other than those affecting the DIRECTV Distribution Business or the broadcast or cable television industry in general.


     10.6 Litigation. No action, suit or proceeding shall be pending or threatened by or before any Governmental Authority and no Legal Requirement shall have been enacted, promulgated or issued or deemed applicable to any of the transactions contemplated by this Agreement and the Collateral Documents that would: (i) prevent consummation of any of the transactions contemplated by this Agreement and the Collateral Documents; or (ii) cause any of the transactions contemplated by this Agreement and the Collateral Documents to be rescinded following consummation.


                                  ARTICLE XI
                            POST-CLOSING COVENANTS

     The Parties agree as follows with respect to the period following Closing:


     11.1 Transition. None of the Principal Company Shareholders shall take any action that is designed or intended to have the effect of discouraging any lessor, licensor, subscriber, supplier or other business associate of the Company, its Subsidiaries or the Business from maintaining the same business relationships with Pegasus, the Surviving Corporation and its Subsidiaries after Closing as it maintained with the Company and its Subsidiaries prior to Closing.

     11.2 Indemnification of Directors, Officers and Managers of the Company and its Predecessors; Directors' and Officers' Insurance.

       (a) The certificate of incorporation and bylaws of the Surviving Corporation (and of any corporation that shall succeed to it by merger, consolidation or otherwise) shall contain the provisions with respect to indemnification set forth in the certificate of incorporation and bylaws of the Company on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of persons who at any time prior to the Effective Time were identified as prospective indemnitees under the certificate of incorporation or bylaws of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by applicable law.

       (b) From and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless the present and former officers, directors and employees of the Company (and its predecessors) and its Subsidiaries (collectively, the "DTS Indemnified Parties") against all losses, expenses, claims, damages, liabilities or amounts that are paid in settlement of, with the approval of Pegasus and the Surviving Corporation (which approval shall not be unreasonably withheld), or otherwise in connection with, any claim, action, suit, proceeding or investigation (a "Claim"), based in whole or in part on the fact that such person is or was such a director, manager, officer or employee and arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), in each case to the fullest extent permitted under the DGCL (and shall pay expenses in advance of the final disposition of any such action or proceeding to each DTS Indemnified Party to the fullest extent permitted under the DGCL, upon receipt from the Indemnified Party to whom expenses are advanced of the undertaking to repay such advances contemplated by Section 145(e) of
DGCL).

        (c) Without limiting the foregoing, in the event any Claim is brought against any DTS Indemnified Party (whether arising before or after the Effective Time) after the Effective Time, (i) subject to the last sentence of this subsection (c), the Surviving Corporation may retain counsel reasonably acceptable to the DTS Indemnified Parties to represent them in connection with the claim, and if it shall fail to do so the DTS Indemnified Parties may retain their regularly engaged independent legal counsel as of the date of this Agreement, or other independent legal counsel satisfactory to them provided that such other counsel shall be reasonably acceptable to Pegasus and the Surviving Corporation, (ii) the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the DTS Indemnified Parties promptly as statements therefor are received, and (iii) the Surviving Corporation will use its reasonable efforts to assist in the vigorous defense of any such matter, provided that the Surviving Corporation shall not be liable for any settlement of any Claim effected without its written consent, which consent shall not be unreasonably withheld. Any DTS Indemnified Party wishing to claim indemnification under this Section 11.2, promptly upon learning of any such Claim, shall notify the Surviving Corporation (although the failure so to notify the Surviving Corporation shall not relieve the Surviving Corporation from any liability which the Surviving Corporation may have under this Section 11.2, except to the extent such failure prejudices the Surviving Corporation), and shall deliver to the Surviving Corporation the undertaking contemplated by
Section 145(e) of DGCL. The DTS Indemnified Parties and the Surviving Corporation and its Affiliates as a group shall be represented by one law firm (in addition to local counsel) with respect to each such matter unless there is, under applicable standards of professional conduct (as reasonably determined by counsel to such DTS Indemnified Parties) a conflict on any significant issue between the position of the Surviving Corporation and its Affiliates, on the one hand, and one or more DTS Indemnified Parties, on the other hand, or between the position of any two or more of such DTS Indemnified Parties, as the case may be, in which event additional counsel as may be required may be retained by such DTS Indemnified Parties.

        (d) Pegasus shall cause to be maintained in effect for not less than six (6) years after the Effective Time the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company with respect to matters occurring prior to the Effective Time; provided, however, that Pegasus may substitute therefor policies of substantially the same coverage containing terms and conditions that are substantially the same for the DTS Indemnified Parties to the extent reasonably available.

        (e) This Section 11.2 is intended to be for the benefit of, and shall be enforceable by, the DTS Indemnified Parties referred to herein, their heirs and personal representatives and shall be binding on Pegasus and Merger Sub and the Surviving Corporation and their respective successors and assigns.

     11.3 Certain Securities Law Matters. For a period of six (6) months following the Closing, Pegasus shall take no action which would cause those Shareholders who are beneficial owners of 10 percent (10%) or more of the Pegasus Class A Common Stock (as determined under Section 16(b) of the Exchange
Act) at the Closing by virtue of their receipt or entitlement to the Merger Consideration to have liability under Section 16(b) of the Exchange Act.

     11.4 Offer to Purchase. Promptly following the Closing, Pegasus shall cause the Surviving Corporation to commence the Offer to Purchase.


                                  ARTICLE XII
                                  TERMINATION

     12.1 Events of Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to Closing as provided below:

        (a) This Agreement may be terminated by the mutual written consent of both Pegasus and the Company at any time prior to Closing.

        (b) The Pegasus Parties may terminate this Agreement by giving written notice to the Sellers at any time prior to Closing (i) on or before January 15, 1998, if the Pegasus Parties' continuing due diligence investigation of the Company, the Business or the Assets is not satisfactory to the Pegasus Parties; or (ii) if the Company or any of the Sellers breaches any representation, warranty or covenant contained in this Agreement, which breach if unremedied would cause any condition precedent stated in Article IX not to be satisfied, Pegasus notifies the Sellers of the breach, and the breach continues without cure for a period of 30 days after the notice of breach.

        (c) The Company may terminate this Agreement by giving written notice to Pegasus at any time prior to Closing if any Pegasus Party breaches any representation, warranty or covenant contained in this Agreement, which breach if unremedied would cause any condition precedent stated in Article X not to be satisfied, the Sellers notify Pegasus of the breach, and the breach continues without cure for a period of 30 days after the notice of breach.


        (d) The Company may terminate this Agreement if any of the following occurs after the date hereof and before the Closing (it being understood that the occurrence of any of the following will not constitute a breach of this Agreement by any of the Pegasus Parties):


          (i) Pegasus or any of its Subsidiaries makes any Acquisition or an investment in any business in any single transaction or series of related transactions for total consideration in excess of $25,000,000, other than of a DIRECTV Distribution Business;


          (ii) Pegasus or any of its Subsidiaries disposes of any of its assets out of the Ordinary Course, or any of its businesses, in either case, in any single transaction or series of related transactions for consideration in excess of $25,000,000, other than in connection with the disposition of its New England cable operations;


          (iii) Pegasus or any of its Subsidiaries issues equity securities or securities convertible into or exchangeable for equity securities in any single transaction or series of related transactions at an offering price that is both greater than $25,000,000 in the aggregate and less than $25 per share on a common stock equivalent basis, other than (A) in connection with acquisitions, (B) under existing employee benefit plans, or (C) in payment in kind of regularly scheduled dividends on Pegasus's Series A Preferred Stock;


          (iv) Pegasus or any of its Subsidiaries incurs indebtedness in excess of $15,000,000 in the aggregate other than in connection with acquisitions (including increases in the letter of credit posted in favor of NRTC) and other than under the Pegasus Credit Agreement; or


          (v) Pegasus declares or pays any dividend or other distribution on its capital stock or redeems or repurchases any of its capital stock, other than regularly scheduled dividend payments on Pegasus's Series A Preferred Stock and other than redemptions or repurchase of shares of employees in connection with the termination of their employment.


          (vi) Pegasus or any of its Subsidiaries enters into any transaction (or series of related transactions), other than transactions in the Ordinary Course and other than transactions of the nature described in any of paragraphs (i) through (v), resulting in an expenditure or commitment in excess of $15,000,000.


        (e) The Pegasus Parties may terminate this Agreement if the Company or any of its Subsidiaries enters into any agreement to make an Acquisition of or investment in any business permitted by Section 5.3(c)(i) for consideration in excess of $15,000,000 in any single transaction or series of related transactions (it being understood that any such action will not constitute a breach of this Agreement by any of the Sellers).


        (f) Either Pegasus or the Company may terminate this Agreement if the Closing shall not have occurred on or before June 1, 1998, otherwise than because of a breach by the terminating Party of any of its representations, warranties or covenants in this Agreement.


     12.2 Effect of Termination. Upon any termination of this Agreement, all obligations under this Agreement shall cease, except for any obligation or liability of any Party based on or arising from a breach or default by such Party with respect to any of its covenants or agreements contained in this Agreement, other than covenants or agreements contained in Sections 7.1, 7.3 through 7.8, 7.10 through 7.13, 8.1, 8.3 through 8.8, and 8.10 and Article XI. No termination of this Agreement shall affect any Party's obligation under the Confidentiality Agreement.


     12.3 Procedure Upon Termination. If this Agreement is terminated by any Party pursuant to this Article, notice of such termination shall promptly be given by the terminating Party to the other Party.

                                 ARTICLE XIII
                                INDEMNIFICATION


     13.1 Survival of Representations and Warranties.

        (a) Except to the extent waived pursuant to Section 13.7, the representations and warranties contained in Sections 2.12, 3.12, 5.11(a), 5.12 and 7.11 and the last sentence of Section 5.2 shall survive Closing and shall expire on November 5, 1998; provided, however, that such survival shall be for the sole purpose of supporting indemnification claims under Section 13.2 and 13.3; and provided further that such expiration will not include, extend or apply to any claim for indemnification made pursuant to Section 13.2 or 13.3 prior to such date.

        (b) Except as provided in Section 13.1(a), all of the representations and warranties contained in this Agreement shall be deemed conditions to the Merger, to the extent stated in Sections 9.1 and 10.1, and shall not survive the Closing or the termination of this Agreement.

        (c) If the Closing occurs (i) the covenants and agreements contained in Sections 7.1 through 7.8, 7.10 through 7.13, 8.1 through 8.8 and 8.10 shall expire at the Closing (including any claim based on a breach of any such covenant or agreement occurring before the Closing), and (ii) the other covenants and agreements of the Pegasus Parties and the Sellers in this Agreement shall survive indefinitely.

     13.2 Indemnification Provisions for Benefit of the Pegasus Parties.

        (a) If the Company breaches (or if any third party alleges facts that, if true, would mean the Company has breached) any representation or warranty of the Company that survives the Closing pursuant to Section 13.1, or if the Company Registration Statement (or if any third party alleges facts that, if true, would mean the Company Registration Statement), together with written supplements thereto provided to Pegasus prior to the Closing Date (whether or not filed with the Commission) contained, as of the Closing Date, an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, and if in any such case Pegasus makes a written claim for indemnification no later than November 5, 1998 (the "Indemnification Period"), then, subject to the limitations contained elsewhere in this Article XIII, the Shareholders shall, severally and in proportion to the amount of the Merger Consideration received by each, indemnify Pegasus, the Surviving Corporation and their Affiliates and the shareholders, directors, officers, employees, agents, successors and assigns of any of such Persons (the "Pegasus Indemnitees") from and against any Adverse Consequences that any such Person may suffer through and after the date of the claim for indemnification (including any Adverse Consequences that any such Person may suffer after the end of the Survival Period) resulting from, arising out of, relating to or caused by the breach, untrue statement or omission.

        (b) In addition to the their obligations under Section 13.2(a), the Principal Company Shareholders and (as provided in the Indemnification Agreement) each of the Successor Principal Company Shareholders and the Columbia Principals shall, severally and in proportion to the amount of the Merger Consideration received by each, indemnify the Pegasus Indemnitees from and against any Adverse Consequences described in Section 13.2(a), subject to the limitations described elsewhere in this Article XIII.

        (c) Notwithstanding the foregoing, the Shareholders, the Principal Company Shareholders, any Successor Principal Company Shareholders, and the Columbia Principals collectively shall not have any obligation to indemnify any Pegasus Indemnitee under Section 13.2(a) or (b) unless the Adverse Consequences with respect thereto shall exceed $2,000,000 in the aggregate, in which case they shall be required to indemnify the Pegasus Indemnitees only for the excess of such Adverse Consequences over $1,150,000. This limitation shall not apply to obligations arising out of the breach of any representation or warranty contained in Section 2.12.

        (d) Notwithstanding the foregoing, (i) the liability of any Shareholder under Section 13.2(a) shall be satisfied only by the delivery pursuant to
Section 13.6 of Escrowed Shares held for such Shareholder's account by the Escrow Agent, valued in accordance with Section 13.6; and (ii) the liability of any Principal Company Shareholder, Successor Principal Shareholder or Columbia Principal under Section 13.2(b) or under the Indemnification Agreement (A) shall be satisfied only by the delivery pursuant to Section 13.6 of shares of Pegasus Class A Common Stock, valued in accordance with Section 13.6, or, at the election of each Principal Company Shareholder, each Columbia Principal or each Successor Principal Company Shareholder, cash of equal value,

(B) shall be limited in the aggregate to five percent of the total number of shares of Pegasus Class A Common Stock included in the Merger Consideration and received by such Principal Company Shareholder, Successor Principal Shareholder or Columbia Principal, and (C) shall not apply until all of the Escrowed Shares shall have been delivered to Pegasus in satisfaction of indemnification obligations under Section 13.2(a). This limitation shall not apply to obligations arising out of the breach of any representation or warranty contained in Section 2.12.

     13.3 Indemnification Provisions for Benefit of the Shareholders.

        (a) If Pegasus breaches (or if any third party alleges facts that, if true, would mean that Pegasus has breached) any representation or warranty of Pegasus that survives the Closing pursuant to Section 13.1 or if the Pegasus Merger Registration Statement (or if any third party alleges facts that, if true, would mean that the Pegasus Merger Registration Statement), as of the Closing Date, contained an untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading (except for statements made or facts omitted in reliance on and in conformity with information furnished in writing by the Company or any Principal Company Shareholder specifically for inclusion therein), and if, in any such case, any Shareholder makes a written claim for indemnification against Pegasus and the Surviving Corporation within the Indemnification Period, then subject to the limitations contained elsewhere in this Article XIII, Pegasus and the Surviving Corporation shall jointly and severally indemnify, defend and hold harmless the Shareholders, the former directors, officers, employees and agents of the Company and its Affiliates and the successors and assigns of any of such Persons (the "Company Indemnitees"), from and against any Adverse Consequences that any such Person may suffer through and after the date of the claim for indemnification (including any Adverse Consequences that any such Person may suffer after the end of the Indemnification Period) resulting from, arising out of, relating to or caused by the breach, untrue statement or omission.

        (b) Notwithstanding the foregoing, Pegasus and the Surviving Corporation shall not have any obligation to indemnify any Company Indemnitee under Section 13.3(a) unless the Adverse Consequences described therein shall exceed $2,000,000 in the aggregate, in which case they shall be required to indemnify the Company Indemnitees only for the excess of such Adverse Consequences over $1,150,000. This limitation shall not apply to obligations arising out of the breach of any representation or warranty contained in the last sentence of Section 5.2.

        (c) Notwithstanding the foregoing, the liability of Pegasus and the Surviving Corporation under Section 13.3(a) shall be satisfied only by the delivery pursuant to Section 13.6 of additional shares of Pegasus Class A Common Stock, valued in accordance with Section 13.6, and shall be limited in the aggregate to 15 percent of the total number of shares of Pegasus Class A Common Stock included in the Merger Consideration, valued in accordance with
Section 13.6. This limitation shall not apply to obligations arising out of the breach of any representation or warranty contained in the last sentence of
Section 5.2.

     13.4 Matters Involving Third Parties.

        (a) If any third party shall notify either Pegasus, the Surviving Corporation or any Principal Company Shareholder (the "Indemnified Party") prior to the expiration of the Indemnification Period with respect to any matter (a "Third Party Claim") that may give rise to a claim for indemnification against the other (the "Indemnifying Party") under this Article, then the Indemnified Party shall promptly notify the Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party (but not beyond the expiration of the Indemnification Period, or, in the case of notice of a Third Party Claim received by the Indemnified Party on the last day of the Indemnification Period, the next Business Day) shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is prejudiced.

        (b) Any Indemnifying Party shall have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as: (i) the Indemnifying Party notifies the Indemnified Party in writing within 15 days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any Adverse Consequences the Indemnified Party may suffer (limited as provided in this

Article XIII) resulting from, arising out of, relating to, in the nature of or caused by the Third Party Claim; (ii) the Indemnifying Party provides the Indemnified Party with evidence acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder (subject to the aggregate limitations contained herein); (iii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief; (iv) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to (A) exceed the limit of the Indemnifying Party hereunder or
(B) establish a precedent, custom or practice materially adverse to the continuing business interests of the Indemnified Party; and (v) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

        (c) So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with subsection (b): (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim; (ii) the Indemnified Party shall not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably); and (iii) the Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld unreasonably).

        (d) If any of the conditions in Section 13.4(b) is not or no longer satisfied, however: (i) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it reasonably may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, any Indemnifying Party in connection therewith); (ii) the Indemnifying Party shall reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including attorneys' fees and expenses) by delivery of shares of Pegasus Class A Common Stock, from the Escrowed Shares or otherwise, valued as set forth in Section 13.6; and (iii) the Indemnifying Party shall remain responsible for any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of or caused by the Third Party Claim to the fullest extent, but subject to the limitations, provided in this Article XIII.

     13.5 Determination of Adverse Consequences. Pegasus, the Surviving Corporation and the Shareholders shall take into account the time cost of money (using the Applicable Rate as the discount rate) in determining Adverse Consequences for purposes of this Article XIII. Adverse Consequences arising from a breach or alleged breach of any representation or warranty referred to in Section 13.2 or 13.3 shall be calculated, and whether there is a breach of any such representation or warranty for purposes of Section 13.2 or 13.3 shall be determined, without reference to any dollar threshold or materiality threshold contained in any such representation or warranty (it being understood that any such threshold shall be given effect for determining whether any condition precedent stated in Section 9.1 or 10.1 shall have been satisfied as of the Closing Date). All indemnification obligations under this Article shall be net of any insurance proceeds received by the Indemnified Party in respect of the event or circumstance giving rise to the claim for indemnification and shall be deemed adjustments to the Merger Consideration.

     13.6 Payment in Shares. All shares of Pegasus Class A Common Stock delivered in satisfaction of any indemnity claim under this Article XIII shall be delivered free and clear of all Encumbrances other than transfer restrictions under applicable securities laws. Each share of Pegasus Class A Common Stock (whether included in the Escrowed Shares or otherwise) delivered in satisfaction of any such indemnity claim shall be valued at the Market Price on the Closing Date (adjusted for stock splits and reclassifications). Any dividends previously paid and any other distributions made after the Closing Date in respect of shares of Pegasus Class A Common Stock delivered to Pegasus in settlement of any indemnity claim (whether paid in cash, securities or other property) shall also be transferred, free and clear of all Encumbrances other than transfer restrictions under applicable Securities laws, to Pegasus; and in the case of Pegasus Class A Common Stock delivered to any Company Indemnitee in settlement or any indemnity claim, Pegasus shall be required to deliver to such Company Indemnitee the amount of any cash, securities or other property, valued at the date of such settlement, that such Company Indemnitee would have received had such Company Indemnitee owned such shares on the date of such dividend or distribution.

     13.7 No Indemnification for Certain Disclosed Matters.

        (a) If any of the Sellers shall disclose in writing to Pegasus on or before the Closing Date pursuant to Section 7.7 or 7.8 (but not otherwise) any fact that would cause any condition precedent stated in Article IX not to be satisfied or would give rise to a right on the part of the Pegasus Parties to terminate this Agreement pursuant to Section 12.1, if the Pegasus Parties do not terminate this Agreement pursuant to Section 12.1, then the Pegasus Indemnitees shall be deemed to have waived any claim to indemnification based on such fact upon completion of the Closing.

        (b) If Pegasus shall disclose in writing to the Company on or before the Closing Date pursuant to Section 8.7 or 8.8 (but not otherwise) any fact that would cause any condition precedent stated in Article X not to be satisfied or would give rise to a right on the part of the Company to terminate this Agreement pursuant to Section 12.1, if the Company does not terminate this Agreement pursuant to Section 12.1, then the Company Indemnitees shall be deemed to have waived any claim to indemnification based on such fact upon completion of the Closing.
                                  ARTICLE XIV
                                 MISCELLANEOUS

     14.1 Parties Obligated and Benefited. This Agreement shall be binding upon the Parties and their respective successors by operation of law and shall inure solely to the benefit of the Parties and their respective successors by operation of law, and no other Person shall be entitled to any of the benefits conferred by this Agreement, except that the Shareholders shall be third party beneficiaries of this Agreement. Without the priorwritten consent of the other Party, no Party may assign this Agreement or the Collateral Documents or any of its rights or interests or delegate any of its duties under this Agreement or the Collateral Documents; provided, however, that Pegasus may collaterally assign its rights under this Agreement and the Collateral Documents to any Persons providing debt financing to Pegasus or its Affiliates.

     14.2 Notices. Any notices and other communications required or permitted hereunder shall be in writing and shall be effective upon delivery by hand or upon receipt if sent by certified or registered mail (postage prepaid and return receipt requested) or by a nationally recognized overnight courier service (appropriately marked for overnight delivery) or upon transmission if sent by telex or facsimile (with request for immediate confirmation of receipt in a manner customary for communications of such respective type and with physical delivery of the communication being made by one or the other means specified in this Section as promptly as practicable thereafter). Notices shall be addressed as follows:

      (a) If to Pegasus, Merger Sub or the Surviving Corporation, to:

          Pegasus Communications Corporation
          c/o Pegasus Communications Management Company
          5 Radnor Corporate Center
          100 Matsonford Road, Suite 454
          Radnor, Pennsylvania 19087
          Attn: Mr. Marshall W. Pagon
          Telecopier: 610-341-1835

          (with a copy to Ted S. Lodge, Esquire at the same address)

        (b) If to the Company before the Closing Date or to the Principal Company Shareholders before or after the Closing Date, to:

          Digital Television Services, Inc.
          880 Holcomb Bridge Road
          Building C-200
          Roswell, Georgia 30076
          Attn: Douglas S. Holladay, Jr.
          Telecopier: 770-645-9429
          with a copy to:

          Nelson Mullins Riley & Scarborough, L.L.P.
          NationsBank Corporate Center
          100 North Tryon Street, Suite 2600
          Charlotte, North Carolina 28202-4000
          Attn: H. Bryan Ives, III, Esq.
          Telecopier: 704-377-4814

        (c) If to any Shareholder after the Closing Date, as set forth on
Exhibit 9. Any Party may change the address to which notices are required to be sent by giving notice of such change in the manner provided in this Section.

     14.3 Attorneys' Fees. In the event of any action or suit based upon or arising out of any alleged breach by any Party of any representation, warranty, covenant or agreement contained in this Agreement or the Collateral Documents, the prevailing Party shall be entitled to recover reasonable attorneys' fees and other costs of such action or suit from the other Party.

     14.4 Headings. The Article and Section headings of this Agreement are for convenience only and shall not constitute a part of this Agreement or in any way affect the meaning or interpretation thereof.

     14.5 Choice of Law. This Agreement and the rights of the Parties under it shall be governed by and construed in all respects in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to any choice of law provision or rule (whether of the Commonwealth of Pennsylvania or any other jurisdiction that would cause the application of the laws of any jurisdiction other than the Commonwealth of Pennsylvania).

     14.6 Rights Cumulative. All rights and remedies of each of the Parties under this Agreement shall be cumulative, and the exercise of one or more rights or remedies shall not preclude the exercise of any other right or remedy available under this Agreement or applicable law.

     14.7 Further Actions. The Parties shall execute and deliver to each other, from time to time at or after Closing, for no additional consideration and at no additional cost to the requesting party, such further assignments, certificates, instruments, records, or other documents, assurances or things as may be reasonably necessary to give full effect to this Agreement and to allow each party fully to enjoy and exercise the rights accorded and acquired by it under this Agreement.

     14.8 Time of the Essence. Time is of the essence under this Agreement. If the last day permitted for the giving of any notice or the performance of any act required or permitted under this Agreement falls on a day which is not a Business Day, the time for the giving of such notice or the performance of such act shall be extended to the next succeeding Business Day.

     14.9 Late Payments. If either Party fails to pay the other any amounts when due under this Agreement, the amounts due will bear interest from the due date to the date of payment at the Applicable Rate.

     14.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     14.11 Entire Agreement. This Agreement (including the Exhibits, the Company Disclosure Statement, the Pegasus Disclosure Statement and any other documents, instruments and certificates referred to herein, which are incorporated in and constitute a part of this Agreement) contains the entire agreement of the Parties and supersedes all prior oral or written agreements, understandings and representations to the extent that they relate in any way to the subject matter hereof, including the Agreement in Principle, but excluding the Confidentiality Agreement, which shall survive the execution and delivery of, and any termination of, this Agreement.

     14.12 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties. No waiver by any party of any default, misrepresentation or breach of warranty or covenant hereunder shall be valid unless the same shall be in writing and signed by the Person against whom its enforcement is sought, and no such waiver whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

     14.13 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean "including without limitation." If any Party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty or covenant.

     14.14 Expenses. Except as otherwise provided in this Agreement, each Party shall bear its own costs and expenses (including legal fees and expenses and accountants' fees and expenses) incurred in connection with the negotiation of this Agreement, the performance of its obligations and the consummation of the transactions contemplated hereby.

     14.15 Disclosure. The terms of this Agreement are confidential and no Party shall disclose to any individual or entity such terms, except that (i) any Party may make such disclosure about this Agreement and information related thereto as is required (in the opinion of its counsel) by law (including filings and other disclosure required under the Securities Act or the Exchange
Act); (ii) any Party may make such disclosure to its Representatives and lenders who agree to keep the terms of this Agreement confidential; (iii) the Parties may disclose the terms of this Agreement to the NRTC and DirecTV, Inc.;
(iv) the Sellers may disclose the terms of this Agreement to the Shareholders;
(v) Pegasus may disclose the terms of this Agreement to its shareholders; and
(vi) no Party shall have any obligation to refrain from disclosing any matter that shall have become a matter of public knowledge other than by a breach of such Party's obligations hereunder. Each of the Parties will be responsible for any damages resulting from the unauthorized disclosure of the terms of this Agreement by it or its Representatives.

     14.16 Company Action. Any action, consent or approval required or permitted to be taken, given, granted or withheld by the Company hereunder shall be taken, given, granted or withheld by action of the Company's Board of Directors and, unless such board action receives the unanimous vote of all the directors then in office, shall be subject to approval by the holders of 70% or more of the issued and outstanding shares of the Company's PIK Preferred Stock. This Section is for the exclusive purpose of regulating the relationship among the DTS Parties. Pegasus may conclusively rely on any writing signed on behalf of the Company as having received any approval required by this Section and shall not be under any duty to inquire as to the extent of any such authorization.

     IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement as of the day and year first above written.
                                        PEGASUS COMMUNICATIONS CORPORATION


                                        By: /s/ Marshall W. Pagon
                                            ------------------------------------
                                              Marshall W. Pagon,
                                              Chairman and President

                                        PEGASUS DTS MERGER SUB, INC.


                                        By: /s/ Marshall W. Pagon
                                            ------------------------------------
                                            Marshall W. Pagon,
                                            Chairman and President

                                        DIGITAL TELEVISION SERVICES, INC.


                                        By: /s/ Douglas S. Holladay, Jr.
                                          ------------------------------------
                                            Douglas S. Holladay, Jr.,
                                            President

                                        Principal Pegasus Shareholders:

                                        PEGASUS CAPITAL, L.P.

                                        By: Pegasus Capital, Ltd., General
                                        Partner

                                        By: /s/ Marshall W. Pagon
                                          ------------------------------------
                                                Marshall W. Pagon,
                                               Chairman and President

                                        PEGASUS COMMUNICATIONS HOLDINGS, INC.


                                        By: /s/ Marshall W. Pagon
                                          ------------------------------------
                                                Marshall W. Pagon,
                                                Chairman and President

                                        Principal Company Shareholders:

                                        WHITNEY EQUITY PARTNERS, L.P.
                                        By: J.H. Whitney Equity Partners LLC
                                          Its General Partner


                                        By: /s/ Michael C. Brooks
                                          ------------------------------------
                                                Michael C. Brooks,
                                                Managing Member


                                        FLEET VENTURE RESOURCES, INC.

                                        By: /s/ Riordon B. Smith
                                          ------------------------------------
                                                Riordon B. Smith,
                                                Senior Vice President


                                        FLEET EQUITY PARTNERS VI, L.P.
                                        By: Fleet Growth Resources II, Inc.
                                          Its General Partner


                                        By: /s/ Riordon B. Smith
                                          ------------------------------------
                                                Riordon B. Smith,
                                                Senior Vice President


                                        CHISHOLM PARTNERS, III, L.P.
                                        By: Silverado III L.P., its general
                                        partner
                                        By: Silverado III Corp., its general
                                        partner


                                        By: /s/ Riordon B. Smith
                                          ------------------------------------
                                                Riordon B. Smith,
                                                Senior Vice President

                                        KENNEDY PLAZA PARTNERS


                                        By: /s/ Riordon B. Smith
                                          ------------------------------------
                                                Riordon B. Smith,
                                                General Partner

                                        COLUMBIA DBS CLASS A INVESTORS, LLC


                                        By: /s/ Mark R. Warner
                                          ------------------------------------
                                                Mark R. Warner,
                                                Member

                                        COLUMBIA DBS INVESTORS, L.P.
                                        By: Columbia Capital Corporation
                                          Its General Partner


                                        By: /s/ Harry F. Hopper, III
                                          ------------------------------------
                                               Harry F. Hopper, III,
                                               Managing Director


                                        COLUMBIA DBS, INC.


                                        By: /s/ Harry F. Hopper, III
                                          ------------------------------------
                                                Harry F. Hopper,
                                                President

                                   ANNEX II

                           FORM OF VOTING AGREEMENT

     VOTING AGREEMENT, dated _____________, 1998, among PEGASUS COMMUNICATIONS CORPORATION, a Delaware corporation (the "Company"); COLUMBIA CAPITAL CORPORATION, a Virginia corporation, COLUMBIA DBS CLASS A INVESTORS, LLC., a Delaware limited liability company, COLUMBIA DBS, INC., a Virginia corporation, and COLUMBIA DBS INVESTORS, L.P., a Delaware limited partnership; WHITNEY EQUITY PARTNERS, L.P., a ---------------- limited partnership; FLEET VENTURE RESOURCES, INC., a Rhode Island corporation, FLEET EQUITY PARTNERS VI, L.P., a Delaware limited partnership, CHISHOLM PARTNERS III, L.P., a Delaware limited partnership, and KENNEDY PLAZA PARTNERS, a Rhode Island general partnership; and PEGASUS COMMUNICATIONS HOLDINGS, INC. a Delaware corporation, PEGASUS CAPITAL, L.P., a Pennsylvania limited partnership, and MARSHALL W. PAGON, an individual.

     The Company, Pegasus DTS Merger Sub, Inc., a Delaware corporation ("Merger Sub"), Digital Television Services, Inc., a Delaware corporation ("DTS"), and certain shareholders of the Company and of DTS are parties to an Agreement and Plan of Merger dated January 8, 1998 (the "Merger Agreement"). Certain of the DTS Parties (this and certain other terms are defined in Section 1) or certain of their equity holders are shareholders of DTS.

     PCH and PCLP hold all the issued and outstanding shares of Class B Common Stock. Pagon controls PCH and PCLP.

     At the Closing held today under the Merger Agreement, Merger Sub is being merged with and into DTS, DTS is thereby becoming a wholly-owned subsidiary of the Company, and certain of the DTS Parties or certain of their equity holders are receiving shares of Class A Common Stock as the Merger Consideration. It is a condition precedent to the Closing that the parties execute and deliver this Agreement.

     NOW, THEREFORE, in consideration of the completion of the transactions contemplated by the Merger Agreement and of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows, intending to be legally bound.

                                   SECTION 1

                                  DEFINITIONS

     1.1 Definitions. As used in this Agreement, the following terms have the following terms have the following meanings:

     "Audit Committee": the audit committee of the Board of Directors referred to in Section 3.4.

     "Board of Directors": the Board of Directors of the Company.

     "Chisholm": Chisholm Partners III, L.P., a Delaware limited partnership.

     "Chisholm Designee": a person designated by Chisholm to serve as a director in accordance with this Agreement.

     "Class A Common Stock": the Company's Class A Common Stock, par value $0.01 per share.

     "Class B Common Stock": the Company's Class B Common Stock, par value $0.01 per share.

     "Columbia Capital": Columbia Capital Corporation, a Virginia corporation.

     "Columbia Designee": a person designated by Columbia Capital to serve as a director in accordance with this Agreement.

     "Columbia Parties": Columbia Capital, Columbia DBS Class A Investors, LLC, a Delaware limited liability company, Columbia DBS, Inc., a Virginia corporation, and Columbia DBS Investors, L.P., a Delaware limited partnership.

     "Columbia Principals": each of James B. Murray, Jr., David P. Mixer, Mark
R. Warner, Robert B. Blow, Mark J. Kington, Harry F. Hopper, III, R. Philip Herget, III, Neil P. Byrne, Barton Schneider and James Fleming.

     "Committee": the Audit Committee, the Compensation Committee or the Nominating Committee.

     "Compensation Committee": the compensation committee of the Board of Directors referred to in Section 3.4.

     "Covered Shares": (a) the shares of Class A Common Stock received as the Merger Consideration by the shareholders of DTS that are parties to this Agreement; and (b) all shares of voting securities of the Company now or hereafter beneficially owned (within the meaning of the Securities Exchange Act of 1934) by PCH, PCLP or Pagon.

     "Designation Right Loss Event": With respect to any person, any of the following, as determined by a majority of the Independent Directors (whose determination shall be conclusive):


       (a) such person's designee as a director commits a breach of fiduciary duty to the Company or a material violation of any federal or state securities law in connection with the purchase or sale of any of the Company's securities;

       (b) such person (or, in the case of Columbia Capital, any Columbia Principal who owns at the time 100,000 or more shares of Class A Common Stock) commits a material violation of any federal or state securities law in connection with the purchase or sale of any of the Company's securities;


       (c) such person materially breaches its or his noncompetition or confidentiality agreement with the Company;


       (d) such person shall own, control, manage or be financially interested, directly or indirectly, in any business (other than a less than 5% interest in a publicly held company) that competes with the Company or any of its Subsidiaries in any geographic area in which the Company does business; but this paragraph (d) shall not apply (1) to any investment held on November
   5, 1997, (2) to any investment in a business that comes into competition with the Company or any of its Subsidiaries as a result of the Company's acquisition or establishment of a new business or its expansion into a geographic area in which it did not previously operate if such person shall have held such investment before the Company's management proposes to the Board of Directors such acquisition, establishment or expansion, (3) to any investment in an investment fund or pool that itself makes or holds an investment in a competitive business if such person (A) is regularly engaged in making investment of that kind and (B) does not have the power to, and does not in fact, exercise an influence on the decision of the fund or pool in making the investment in the competitive business, and (4) unless prior to the exercise by a majority of the Independent Directors of the right to terminate the relevant person's right to designate a director, such person is given notice of the potential applicability of this paragraph (d) and a reasonable opportunity to cure or modify the relationship to the satisfaction of a majority of the Independent Directors;

       (e) such person shall violate Section 2; or

       (f) any director designated by such person shall take or omit to take any action in his capacity as a director or Committee member in a manner materially inconsistent with this Agreement, and the Person who has the right to designate such director has not obtained such director's resignation as a director within 30 days after being requested to do so by the Board of Directors.

     "Director" or "director": a member of the Board of Directors.

     "DTS": as defined in the recitals.

     "DTS Designee": a Columbia Designee, a Chisholm Designee or a Whitney Designee.


     "DTS Parties": the Columbia Parties, Whitney and the Fleet Parties.


     "Fleet Parties": Chisholm, Fleet Venture Resources, Inc., a Rhode Island corporation, Fleet Equity Partners VI, L.P., a Delaware limited partnership, and Kennedy Plaza Partners, a Rhode Island general partnership.


     "Independent Director": a natural person who (a) is not Marshall W. Pagon or a Columbia Principal or an officer, employee or principal of the Company, PCH, PCLP, any of the Columbia Parties, Whitney, any of the Fleet Parties, DTS, or any of their subsidiaries or affiliates, or any spouse or sibling, or any ancestor or lineal descendant of any such person, spouse or sibling ("immediate family") (b) is not a former officer or employee of any such person, (c) does not in addition to such person's role as a director, act on a regular basis, either individually or as a member or representative of an organization, serving as a professional adviser, legal counsel or consultant to any such person, if, in the reasonable discretion of the Nominating Committee, such relationship is material to any such person, and (d) does not represent, and is not a member of the immediate family of, a person who would not satisfy the requirements of the preceding clauses (a), (b) and (c) of this sentence. A person who has been or is a partner, officer or director of an organization that has customary commercial, industrial, banking or underwriting relationships with any of the persons named in clause (a) of the preceding sentence that are carried on in the ordinary course of business and on an arms-length basis and who otherwise satisfies the requirements set forth in clauses (a), (b), (c) and (d) of the first sentence of this definition, may qualify as a Independent Director unless, in the reasonable discretion of the Nominating Committee, such person is not independent or may not be independent with respect to the management of the business and affairs of the Company. A person shall not be disqualified as an Independent Director under clause (b),
(c) or (d) above solely because of such person's (or a member of such person's immediate family's) having served in any capacity with a business (other than
DTS) acquired by the Company, or solely because such person is a representative or designee of any such business (whether or not the Company shall enter into a consulting agreement with such person in connection with such acquisition).


     "Merger Agreement": as defined in the recitals.


     "Merger Consideration": as defined in the Merger Agreement.


     "Pagon": Marshall W. Pagon, an individual.


     "Pagon Designee": a person designated by Pagon (or, in the event of his death or incapacity, by PCLP or another person appointed by Pagon for this purpose) to serve as a director in accordance with this Agreement.


     "PCH": Pegasus Communications Holdings, Inc., a Delaware corporation.

     "PCLP": Pegasus Capital, L.P., a Pennsylvania limited partnership.

     "Permitted Transferee": as defined in the Company's certificate of incorporation on the date hereof.

     "Person or "person": an individual, a partnership (general or limited), corporation, limited liability company, joint venture, business trust, cooperative, association or other form of business organization, whether or not regarded as a legal entity under applicable law, a trust (inter vivos or testamentary), an estate of a deceased, insane or incompetent person, a quasi-governmental entity, a government or any agency, authority, political subdivision or other instrumentality thereof, or any other entity.

     "Subsidiary": as defined in the Merger Agreement.

     "Whitney": Whitney Equity Partners, L.P., a Delaware limited partnership.

     "Whitney Designee": a person designated by Whitney to serve as a director in accordance with this Agreement.


                                   SECTION 2

                                    VOTING

     Section 2.1 Each party warrants to the others that it has voting control over the number of Covered Shares set forth opposite its name on Exhibit A. Each party shall vote all Covered Shares held by it, or over which it has the power to direct the voting, as specified in this Agreement and shall take any and all other action necessary or appropriate to implement the provisions of this Agreement, including without limitation proposing and voting on amendments to the Company's certificate of incorporation and by-laws as may be necessary to fully implement the provisions hereof. No party shall permit any Covered Shares held by it, or over which it has the power to direct the voting, to be voted in any manner inconsistent with this Agreement. "Voting" includes the execution of written consents.


                                   SECTION 3

                       COMPOSITION OF BOARD OF DIRECTORS
                                AND COMMITTEES

     Section 3.1 Board of Directors. Except as otherwise provided in Section 3.3, the Board of Directors shall consist of nine members, of whom:

       (a) three will be Pagon Designees;

       (b) one will be a Columbia Designee until Columbia Capital ceases to have the right to designate a director under Section 4.1;

       (c) one will be a Whitney Designee until Whitney ceases to have the right to designate a director under Section 4.1;

       (d) one will be a Chisholm Designee until Chisholm ceases to have the right to designate a director under Section 4.1; and

       (e) three will be Independent Directors, who shall be the persons identified in Section 3.5(e) (so long as they continue to satisfy the definition of "Independent Director") or their successors (who satisfy the definition of "Independent Director") nominated by the Nominating Committee.

Section 2.1 shall apply to the election of directors specified in this Section 3.1.

     Section 3.2 Vacancies Caused by Resignation, etc. Any vacancy in the Board of Directors or a Committee caused by the resignation, removal, incapacity or death of a Pagon Designee or a DTS Designee shall be filled by a person designated by the party that had the right to designate the resigned, removed, incapacitated or dead director or Committee member, except as provided in
Section 3.3. Section 2.1 shall apply to the election of directors and Committee members specified in this Section 3.2.

     Section 3.3 Other Vacancies.


     (a) If Columbia Capital, Whitney or Chisholm ceases to have the right to designate a director pursuant to Section 4.1, such party shall promptly cause the director designated by it to resign if so requested by Pagon (or, in the event of his death or incapacity, by PCLP or another person appointed for Pagon for this purpose), except that in case of the loss pursuant to Section 4.1(a)(1), (b)(1) or (c)(1) of the right of Columbia Capital, Whitney or Chisholm to designate a director, as the case may be, which also results in the termination of this Agreement pursuant to Section 4.3, such party shall cause the director designated by it to resign not later than the date on which this Agreement terminates. Failing such resignation, such director may be removed in the manner provided by law. If a vacancy occurs in the Board of Directors by reason of any such required resignation or permitted removal, the Board of Directors (as constituted after giving effect to such vacancy) shall either (1) reduce the number of directors to eliminate the vacancy or (2) instruct the Nominating Committee to nominate an Independent Director to fill the vacancy.


     (b) The size of the Board of Directors may be increased as provided by law. Each director elected to fill any position created by an increase in the size of the Board of Directors shall be an Independent Director.


     (c) No party to this Agreement will take any action to fill a vacancy created under this Section 3.3 by a person who is not an Independent Director. Otherwise, Section 2.1 shall not apply to the election of directors to fill vacancies created under this Section 3.3


     Section 3.4 Committees. The Board of Directors shall establish an Audit Committee, a Nominating Committee and a Compensation Committee, each of which shall consist of three directors who shall be (1) a director designated by Pagon, (2) a director designated by a majority of the DTS Designees then serving as directors; and (3) one of the Independent Directors specified in
Section 3.1(e) designated by the Board of Directors in the manner provided by law. [NOTE: Need to consider suitability of DTS designees for Compensation Committee for purposes of Section 16 and Section 162(m)]. The Audit Committee and the Compensation Committee shall have the powers and functions of the present audit committee and compensation committee of the Board of Directors. The Nominating Committee shall nominate all persons (other than the Pagon Designees and the DTS Designees) to serve as directors, which nominee shall be subject to election by the shareholders of the Company or subject to appointment by the Board of Directors to fill vacancies. The Company shall not establish a committee with the authority to act on all or substantially all matters on which the Board of Directors may act (commonly known as an "executive committee") without the consent of a majority of the DTS Designees.


     Section 3.5 Initial Designations. The parties make the following designations pursuant to this Section 3:


     (a) The Pagon Designees are Pagon, Robert N. Verdecchio and __________.


     (b) The Columbia Designee is __________.


     (c) The Whitney Designee is ___________.


     (d) The Chisholm Designee is ___________.


     (e) The Independent Directors specified in Section 3.1(e) are James J. McEntee, III, Mary C. Metzger and Donald W. Weber, each of whom is currently a director of the Company.


     (f) The Audit Committee shall consist of the persons serving thereon on the date of this Agreement (_____________ and _____________) and __________.
[DTS Designee].


     (g) The Nominating Committee shall consist of the persons serving thereon on the date of this Agreement (_______________ and _______________) and
__________ [DTS Designee].


     (h) The Compensation Committee shall consist of the persons serving thereon on the date of this Agreement (______________ and _______________) and __________ [DTS Designee]. Immediately following the execution of this Agreement, the Board of Directors shall take such action as shall be required to create vacancies on the Board of Directors and the present audit, nominating and compensation committees of the Board of Directors, and to elect persons to the Board of Directors and to the Committees as specified in this Section 3.5

     Section 3.6 Subsequent Designations. Except as provided in Section 3.5, each party to this Agreement that is entitled to designate one or more directors or Committee members shall do so by written notice to each of the other parties to this Agreement and to the Secretary of the Company, signed by the Person making such designation.

     Section 3.7 Removal. Any director may be removed by the shareholders of the Company in the manner provided by law, except that no DTS Designee may be removed without the written consent of the party that designated him unless such party shall have ceased to have the right to designate a director pursuant to Section 4.1. Section 2.1 shall apply to this Section 3.7.

     Section 3.8 Chairman, President and Chief Executive Officer. For so long as this Agreement is in effect, Pagon will be elected by the Board of Directors as Chairman, President and Chief Executive Officer of the Company, except in case of incapacity.

     Section 3.9 Preferred Stock. If the holders of the Company's 12 3/4% Series A Cumulative Exchangeable Preferred Stock shall become entitled to elect directors in accordance with the terms thereof, this Agreement shall not apply to any additional directorships to which their rights apply.


                                   SECTION 4

                                  TERMINATION

      Section 4.1 Termination of Designation Rights.

     (a) Columbia Capital shall cease to have the right to designate a director if at any time (1) the Columbia Parties and the Columbia Principals collectively own less than half the Covered Shares received by the Columbia Parties and the Columbia Principals pursuant to the Merger Agreement, or (2) a Designation Right Loss Event occurs with respect to any Columbia Party or any Columbia Principal.

     (b) Whitney shall cease to have the right to designate a director if at any time (1) Whitney owns less than half the Covered Shares received by it pursuant to the Merger Agreement, or (2) a Designation Right Loss Event occurs with respect to Whitney.

     (c) Chisholm shall cease to have the right to designate a director if at any time (1) the Fleet Parties collectively own less than half the Covered Shares received by them pursuant to the Merger Agreement, or (2) a Designation Right Loss Event occurs with respect to any Fleet Party.

     (d) For purposes of this Section 4.1, a party no longer owns Covered Shares distributed to its equity holders unless the distributee is also a party to this Agreement or, in the case of the Columbia Parties, is a Columbia Principal. Continuing ownership of Covered Shares shall be determined by the specific identification method.

     (e) For purposes of this Section 4.1, if the Columbia Parties, the Columbia Principals, the Fleet Parties and Whitney, or any of them, shall transfer any Covered Shares to a partnership or limited liability company wholly owned by such transferors immediately following the Closing, then for purposes of this Section 4.1 the transferor shall be deemed to own a portion of the Covered Shares transferred to such partnership or limited liability company, which portion shall be designated in writing by such partnership or limited liability company to the Company at the time of the transfer of such Covered Shares, as long as (i) such partnership or limited liability company continues to own such Covered Shares, and (ii) such transferors continue to own all of the equity interests in such partnership or limited liability company.

     Section 4.2 Termination of Voting Obligations.

     (a) The obligations of any party under Section 2.1 shall terminate with respect to any Covered Share upon the sale or other transfer of such Covered Share to any person who is not a party to this Agreement and is not required by subsection (b) to become a party to this Agreement.

     (b) PCH or PCLP shall not sell or otherwise transfer any Covered Shares to a Permitted Transferee unless the Permitted Transferee agrees in writing to be bound by, and to become a party to, this Agreement (including the requirements of this subsection) to the same extent as its transferor, as it relates to the Covered Shares so transferred.

     Section 4.3 Termination of Agreement. This Agreement shall terminate in its entirety on the date of the meeting of the Company's shareholders at which directors are scheduled to be elected next following the date on which all of Columbia Capital, Whitney and Chisholm shall cease to have the right to designate a director pursuant to Section 4.1. Neither Section 2 nor the requirements of this Agreement relating to actions by the Nominating Committee shall apply to the election of directors to occur at such meeting.


                                   SECTION 5
                                 MISCELLANEOUS

     Section 5.1 Notices. Except as otherwise provided below, whenever it is provided in this Agreement that any notice, demand, request, consent, approval, declaration or other communication shall or may be given to or served upon any of the parties hereto, or whenever any of the parties hereto, wishes to provide to or serve upon the other party any other communication with respect to this Agreement, each such notice, demand, request, consent, approval, declaration or other communication shall be in writing and shall be delivered in person or sent by telecopy, as follows:

     Section 5.2 Entire Agreement. This Agreement represents the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes any and all prior oral and written agreements, arrangements and understandings among the parties hereto with respect to such subject matter; and this Agreement can be amended, supplemented or changed, and any provision hereof can be waived or a departure from any provision hereof can be consented to, only by a written instrument making specific reference to this Agreement signed by all parties to this Agreement other than (a) the Columbia Parties if Columbia Capital shall no longer have the right to designate a director pursuant to Section 4.1, (b) Whitney if Whitney shall no longer have the right to designate a director pursuant to
Section 4.1, or (c) the Fleet Parties if Chisholm shall no longer have the right to designate a director under Section 4.1.

     Section 5.3 Paragraph Headings. The paragraph headings contained in this Agreement are for general reference purposes only and shall not affect in any manner the meaning, interpretation or construction of the terms or other provisions of this Agreement.

     Section 5.4 Applicable Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of Delaware applicable to contracts to be made, executed, delivered and performed wholly within such state and, in any case, without regard to the conflicts of law principles of such state.

     Section 5.5 Severability. If any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon and shall not impair the enforceability of any other provision of this Agreement.

     Section 5.6 No Waiver. The failure of any party at any time or times to require performance of any provision hereof shall not affect the right at a later time to enforce the same. No waiver by any party of any condition, and no breach of any provision, term, covenant, representation or warranty contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be construed as a further or continuing waiver of any such condition or of the breach of any other provision, term, covenant, representation or warranty of this Agreement.

     Section 5.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same original instrument. Not all parties need sign the same counterpart. Delivery by facsimile of a signature page to this Agreement shall have the same effect as delivery of an original executed counterpart.

     Section 5.8 Successors and Assigns. Subject to Section 4.1(d), this Agreement shall inure to the benefit of and be binding upon the successors, assigns and transferees of each of the parties.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the date first written above.


                                 PEGASUS COMMUNICATIONS CORPORATION


                               By:-------------------------------------------
                                   Title:



                                 PEGASUS CAPITAL, L.P.
                                 By: Pegasus Capital, Ltd., General Partner


                               By:-------------------------------------------
                                   Title:


                                 PEGASUS COMMUNICATIONS HOLDINGS, INC.


                               By:-------------------------------------------
                                   Title:


                                 ----------------------------------------------

                                 Marshall W. Pagon



                                 WHITNEY EQUITY PARTNERS, L.P.
                                 By: J.H. Whitney Equity Partners LLC
                                   Its General Partner


                               By:-------------------------------------------
                                   Title: Managing Member



                                 FLEET VENTURE RESOURCES, INC.


                               By:-------------------------------------------
                                   Title: Senior Vice President



                                 FLEET EQUITY PARTNERS VI, L.P.
                                 By: Fleet Growth Resources II, Inc.
                                   Its General Partner


                               By:-------------------------------------------
                                   Title: Senior Vice President



                                 CHISHOLM PARTNERS III, L.P.
                                 By: Silverado III L.P., its general partner
                                 By: Silverado III Corp., its general partner


                               By:-------------------------------------------
                                   Title: Senior Vice President

                                 KENNEDY PLAZA PARTNERS


                               By:-------------------------------------------
                                   Title: General Partner


                                 COLUMBIA CAPITAL CORPORATION

                               By:-------------------------------------------


                                 COLUMBIA DBS CLASS A INVESTORS, LLC.


                               By:-------------------------------------------
                                   Title: Member



                                 COLUMBIA DBS INVESTORS, L.P.
                                 By: Columbia Capital Corporation
                                   Its General Partner


                               By:-------------------------------------------
                                   Title:


                                 COLUMBIA DBS, INC.


                               By:-------------------------------------------
                                   Title:

                                   ANNEX III
                            AMENDMENT NO. 1 TO THE
                 PEGASUS COMMUNICATIONS RESTRICTED STOCK PLAN

          (As Amended and Restated Effective as of February 1, 1997)

     WHEREAS, Pegasus Communications Corporation (the "Company") amended and restated the Pegasus Communications Restricted Stock Plan (the "Plan") effective as of February 1, 1997;

     WHEREAS, Section 9 of the Plan provides that the Company may amend the Plan;

     WHEREAS, the Company desires to amend the Plan to increase the number of shares of Class A common stock of the Company available for awards under the Plan;

     NOW, THEREFORE, subject to the requisite shareholder approval, the first sentence of Section 5 of the Plan is amended to read as follows:


                                   SECTION 5
                                     Stock

     The number of shares of Common Stock that may be subject to Awards under the Plan shall be 350,000 shares, subject to adjustment as hereinafter provided.

                                     * * *

     The effectiveness of this Amendment is conditioned on the completion of the merger of a wholly-owned subsidiary of the Company into Digital Television Services, Inc. ("DTS") pursuant to the Agreement and Plan of Merger dated January 8, 1998 (the "Merger Agreement"), among the Company, DTS, Pegasus DTS Merger Sub, Inc. and certain stockholders of the Company and DTS. This Amendment shall become effective at the Effective Time (as defined in the Merger Agreement).


                                     III-1

                                   ANNEX IV
                            AMENDMENT NO. 1 TO THE
                 PEGASUS COMMUNICATIONS 1996 STOCK OPTION PLAN

     WHEREAS, Pegasus Communications Corporation (the "Company") established the Pegasus Communications 1996 Stock Option Plan (the "Plan") effective September 30, 1996;

     WHEREAS, Section 12 of the Plan provides that the Company may amend the Plan;

     WHEREAS, the Company desires to amend the Plan (i) to increase the number of shares of Class A common stock of the Company ("Common Stock") that may be subject to options under the Plan, (ii) to increase the number of shares of Common Stock that may be subject to options granted to any key employee over the life of the Plan; and (iii) to provide for the assumption of certain outstanding Digital Television Services, Inc. options;

     NOW, THEREFORE, the Plan is amended as follows:

     1. The first sentence of Section 4 is amended to read as follows, effective on the date requisite shareholder approval of this Amendment is obtained:

     4. Stock. Options may be granted under the Plan to purchase up to a maximum of 970,000 shares of Class A common stock of the Company ("Common Stock"); provided, however, that no Key Employee shall receive Options for more than 550,000 shares of the Company's Common Stock over the life of the Plan. * * *

     2. A new Section 20 is added following Section 19 to read as follows, effective at the Effective Time (as defined in the Merger Agreement hereinafter mentioned):

     20. Special Provisions Regarding Digital Television Services, Inc. Digital Television Services, Inc. ("DTS") became a wholly-owned subsidiary of the Company by means of the merger (the "Merger") of a wholly-owned subsidiary of the Company into DTS pursuant to the Agreement and Plan of Merger dated January 8, 1998 (the "Merger Agreement") among the Company, DTS, Pegasus DTS Merger Sub, Inc. and certain stockholders of the Company and DTS. Section 2.12 of the Merger Agreement provides that the Company will assume certain outstanding DTS options specified therein. Section 2.12 of the Merger Agreement also provides that such DTS options will be replaced with options (the "Replacement Options") to purchase the number of shares of Common Stock equal to the "conversion ratio" (as defined in the Merger Agreement) times the number of shares of DTS common stock issuable upon the exercise of such options, for an exercise price equal to the exercise price applicable to such options divided by the "conversion ratio."

     Each Replacement Option shall be exercisable under the Plan in accordance with the terms of the agreement entered into between the Company and the holder of the Replacement Option (the "Replacement Agreement"), the terms of which shall govern in the event of any conflict with the provisions of the Plan.

     The following provisions of the Plan shall not apply to the Replacement
Options:

     (a) Section 11 ("Change in Control");

     (b) Section 7(d)(2)(D) (regarding payment of exercise price with the proceeds of a loan from the Company); and

     (c) Section 7(m) (regarding payment of income tax obligations with the proceeds of a loan from the Company).

In addition, any provision of the Plan that would provide an additional benefit (within the meaning of section 424(a)(2) of the Code and Treasury Regulations thereunder) shall not apply to the Replacement Options.

                                    ANNEX V

                             MERRILL LYNCH OPINION

                                 MERRILL LYNCH
                           Investment Banking Group
                            World Financial Center
                                  North Tower
                         New York, New York 10281-1329
                                 212-449 1000


                               December 31, 1997


Board of Directors
Pegasus Communications Corporation
5 Radnor Corporate Center
100 Matsonford Road
Radnor, Pennsylvania 19087


Members of the Board of Directors:


     Pegasus Communications Corporation (the "Acquiror"), Pegasus DTS Merger Sub, Inc., a newly formed, wholly owned subsidiary of the Acquiror (the "Acquisition Sub"), Digital Television Services, Inc. (the "Company"), and certain of the Acquiror's and the Company's shareholders propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which the Acquisition Sub will be merged with and into the Company in a transaction (the "Merger") in which all outstanding shares of the Company's common stock and preferred stock, each par value $0.01 per share (the "Company Shares"), will be converted into the right to receive an aggregate of 5,500,000 shares of the common stock of the Acquiror, par value $0.01 per share (the "Acquiror Shares"), as adjusted for certain options, warrants and other obligations of the Company as set forth in the Agreement (the "Consideration").


     You have asked us whether, in our opinion, the Consideration to be paid by the Acquiror in the Merger is fair from a financial point of view to the Acquiror.


     In arriving at the opinion set forth below, we have, among other things:


   (1) Reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant;


   (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Acquiror furnished to us by the Company and the Acquiror, as well as the amount and timing of the cost savings and related expenses expected to result from the Merger (the "Expected Synergies") furnished to us by the Acquiror;


   (3) Conducted discussions with members of senior management of the Company and the Acquiror concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies;


   (4) Reviewed the market prices for the Acquiror Shares and valuation multiples for the Company Shares and the Acquiror Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;


   (5) Reviewed the results of operations of the Company and the Acquiror and compared them with those of certain publicly traded companies that we deemed to be relevant;


   (6) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;


     (7) Reviewed a draft dated December 30, 1997 of the Agreement; and

   (8) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company of the Acquiror or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company or the Acquiror. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with us by the Company or the Acquiror, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's or the Acquiror's management as to the expected future financial performance of the Company or the Acquiror, as the case may be, and the Expected Synergies. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles and that it will qualify as a tax-free reorganization for U.S. federal income tax purposes. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger. We have also assumed that no increase in the amount of Consideration or other payments and no incurrence of other liabilities that in any case would be material to our analysis will be required under the Agreement.

     We are acting as financial advisor to the Acquiror in connection with the Merger and will receive a fee from the Acquiror for our services, significant portions of which are contingent upon the execution of the Agreement and the consummation of the Merger. In addition, the Acquiror has agreed to indemnify us for certain liabilities arising out of our engagement. We may provide financial advisory and financing services to the Acquiror in the future and may receive fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Acquiror Shares for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Acquiror. Our opinion does not address the merits of the underlying decision by the Acquiror to engage in the Merger and does not constitute a recommendation to any shareholder of the Acquiror as to how such shareholder should vote on the proposed Merger or any matter related thereto.

     We are not expressing any opinion herein as to the prices at which the Acquiror Shares will trade following the announcement or consummation of the Merger.

     On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid by the Acquiror in the Merger is fair from a financial point of view to the Acquiror.


                                          Very truly yours,



                                          -------------------------------------
                                          /s/ Merrill Lynch, Pierce
                                          Fenner & Smith Incorporated


                                          MERRILL LYNCH, PIERCE,
                                          FENNER & SMITH INCORPORATED

                                 MERRILL LYNCH
                           Investment Banking Group
                            World Financial Center
                                  North Tower
                         New York, New York 10281-1329


                                January 8, 1998


Board of Directors
Pegasus Communications Corporation
5 Radnor Corporate Center
100 Matsonford Road
Radnor, Pennsylvania 19087

Members of the Board of Directors:

     Pegasus Communications Corporation (the "Acquiror"), Pegasus DTS Merger Sub, Inc., a newly formed, wholly owned subsidiary of the Acquiror (the "Acquisition Sub"), Digital Television Services, Inc. (the "Company"), and certain of the Acquiror's and the Company's shareholders have entered into an Agreement and Plan of Merger dated January 8, 1998 (the "Agreement"), pursuant to which the Acquisition Sub will be merged with and into the Company in a transaction (the "Merger") in which all outstanding shares of the Company's common stock and preferred stock, each par value $0.01 per share (the "Company Shares"), will be converted into the right to receive an aggregate of 5,500,000 shares of the common stock of the Acquiror, par value $0.01 per share (the "Acquiror Shares"), as adjusted for certain options, warrants and other obligations of the Company as set forth in the Agreement (the "Consideration").


     You have asked us whether, in our opinion, the Consideration to be paid by the Acquiror in the Merger is fair from a financial point of view to the Acquiror.

     In arriving at the opinion set forth below, we have, among other things:

   (1) Reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant;

   (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Acquiror furnished to us by the Company and the Acquiror, as well as the amount and timing of the cost savings and related expenses expected to result from the Merger (the "Expected Synergies") furnished to us by the Acquiror;

   (3) Conducted discussions with members of senior management of the Company and the Acquiror concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies;

   (4) Reviewed the market prices for the Acquiror Shares and valuation multiples for the Company Shares and the Acquiror Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

   (5) Reviewed the results of operations of the Company and the Acquiror and compared them with those of certain publicly traded companies that we deemed to be relevant;

   (6) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

     (7) Reviewed the Agreement; and

   (8) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or the Acquiror or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company or the Acquiror. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with us by the Company or the Acquiror, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's or the Acquiror's management as to the expected future financial performance of the Company or the Acquiror, as the case may be, and the Expected Synergies. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles and that it will qualify as a tax-free reorganization for U.S. federal income tax purposes.

     Our opinion is necessarily, based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger. We have also assumed that no increase in the amount of Consideration or other payments and no incurrence of other liabilities that in any case would be material to our analysis will be required under the Agreement.

     We are acting as financial advisor to the Acquiror in connection with the Merger and will receive a fee from the Acquiror for our services, significant portions of which are contingent upon the execution of the Agreement and the consummation of the Merger. In addition, the Acquiror has agreed to indemnify us for certain liabilities arising out of our engagement. We may provide financial advisory and financing services to the Acquiror in the future and may receive fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Acquiror Shares for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Acquiror. Our opinion does not address the merits of the underlying decision by the Acquiror to engage in the Merger and does not constitute a recommendation to any shareholder of the Acquiror as to how such shareholder should vote on the proposed Merger or any matter related thereto.

     We are not expressing any opinion herein as to the prices at which the Acquiror Shares will trade following the announcement or consummation of the Merger.

     On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid by the Acquiror in the Merger is fair from a financial point of view to the Acquiror.

   This opinion is a confirmation of our previous opinion dated December 31,
                                          1997.


                                          Very truly yours,



                                          -------------------------------------
                                          /s/ Merrill Lynch, Pierce
                                          Fenner & Smith Incorporated


                                          MERRILL LYNCH, PIERCE,
                                          FENNER & SMITH INCORPORATED

                           ANNEX VI -- FORM OF PROXY

                       PEGASUS COMMUNICATIONS CORPORATION
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

               PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD
                      PROMPTLY USING THE ENCLOSED ENVELOPE


The undersigned, revoking all prior proxies, hereby appoints Marshall W. Pagon, Robert N. Verdecchio and Ted S. Lodge, or any of them, with full power of substitution, as the undersigned's proxies to vote all the shares of Class A Common Stock and Class B Common Stock or Pegasus Communications Corporation (the "Company") held of record by the undersigned on March 2, 1998, at the
Special Meeting of Stockholders of the Company to be held on April   , 1998 and
at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDERS. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2, 3, 4 and 5.


Proposal 1: Approval of the Merger Agreement and the transactions contemplated thereby, including the issuance of approximately 5.5 million shares of Class A Common Stock.

                    / /  FOR     / /  AGAINST     / /  ABSTAIN


Proposal 2: Approval of the proposal to amend the Pegasus Restricted Stock Plan to increase the number of shares of Class A Common Stock that may be issued thereunder from 270,000 to 350,000


                    / /  FOR     / /  AGAINST     / /  ABSTAIN


Proposal 3: Approval of the proposal to amend the Pegasus Communications 1996
         Stock Option Plan to increase the number of shares of Class A Common Stock that may be issued thereunder from 450,000 to 970,000 and to increase the maximum number of shares of Class A Common Stock that may be issued under options granted to any executive officer from 275,000 to 550,000.


                    / /  FOR     / /  AGAINST     / /  ABSTAIN


Proposal 4: Approval of the proposal to amend the provision of the Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof relating to the Company's 12 3/4% Series A Cumulative Exchangeable Preferred Stock due 2007 (the "Certificate of Designation") relating to the Incurrence of indebtedness.

                    / /  FOR     / /  AGAINST     / /  ABSTAIN

Proposal 5: Approval of the proposal to amend the definition of a change of control under the Certificate of Designation

                    / /  FOR     / /  AGAINST     / /  ABSTAIN

Proposal 6: IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH
         OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.


You are urged to sign and return this proxy so that you may be sure that your shares will be voted.


                                      Dated:                            , 1998
                                            ----------------------------


                                      -----------------------------------------
                                             Signature of Stockholder


                                      -----------------------------------------
                                             Signature of Stockholder


Please sign exactly as your name appears hereon, date and return promptly. When shares are held by joint tenants, both should sign. Executors, administrators, trustees and other fiduciaries should indicate their capacity when signing.

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS


Item 20. Indemnification of Directors and Officers.

     The Registrant's Amended and Restated Certificate of Incorporation provides that a director of the Registrant shall have no personal liability to the Registrant or to its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that Section 102(b)(7) (or any successor provision) of the Delaware General Corporation Law, as amended from time to time, expressly provides that the liability of a director may not be eliminated or limited.

     Article 6 of the Registrant's By-Laws provides that any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving while a director of officer of the Registrant at the request of the Registrant as a director, officer, employee, agent, fiduciary or other representative of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Registrant against expenses (including attorneys' fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permissible under Delaware law. Article 6 also provides that any person who is claiming indemnification under the Registrant's By-Laws is entitled to advances from the Registrant for the payment of expenses incurred by such person in the manner and to the full extent permitted under Delaware law.

     The Registrant has obtained directors' and officers' liability insurance.


Item 21. Exhibits and Financial Statement Schedules.




Exhibit
Number     Description of Document
--------   -----------------------------------------------------------------------------------------------------
 2.1       Contribution and Exchange Agreement by and between the Parent and Harron dated as of May 30,
           1996 (including form of Joinder Agreement, Stockholder's Agreement and Noncompetition Agree-
           ment) (which is incorporated by reference to Exhibit 2.2 to Pegasus' Registration Statement on Form
           S-1 (File No. 333-05057).
 2.2       Amendment No. 1 to Exhibit 2.1 (which is incorporated by reference to Pegasus' Form 8-K, dated
           October 8, 1996).
 2.3       Amendment No. 2 to Exhibit 2.1 (which is incorporated by reference to Exhibit 2.5 to Pegasus'
           Registration Statement on Form S-1 (File No. 333-057057).
 2.4       Amendment No. 3 to Exhibit 2.1 (which is incorporated by reference to Exhibit 4 to Pegasus' Form
           8-K dated October 8, 1996).
 2.5       Joinder Agreement by and among Pegasus Communications Holdings, Inc., Pegasus Communica-
           tions Corporation and Harron Communications Corp. dated as of October 8, 1996 (which is incor-
           porated by reference to Exhibit 5 to Pegasus' Form 8-K dated October 8, 1996).
 2.6       Stockholders' Agreement by and among Pegasus Communications Holdings, Inc., Pegasus Commu-
           nications Corporation and Harron Communications Corporation dated as of October 8, 1996 (which is incorporated by reference to Exhibit 6 to Pegasus' Form 8-K dated as of October 8, 1996).
 2.7       Non-Competition Agreement by and among Pegasus Communications Holdings, Inc., Pegasus Com-
           munications Corporation and Harron Communications Corp. dated October 8, 1996 (which is incor-
           porated by reference to Exhibit 7 to Pegasus Form 8-K dated as of October 8, 1996).
 2.8       Agreement and Plan of Merger dated January 8, 1998 among Pegasus Communications Corporation and certain of its shareholders, Pegasus DTS Merger Sub, Inc., and Digital Television Services, Inc.
           and certain of its shareholders, including forms of Registration Rights Agreement and Voting Agree-
           ment as exhibits (which is incorporated by reference herein to Exhibit 2.1 to Pegasus's Form 8-K dated December 10, 1997).
 2.9       Asset Purchase Agreement dated as of January 16, 1998 between Avalon Cable of New England,
           LLC and Pegasus Cable Television, Inc. and Pegasus Cable Television of Connecticut, Inc. (which is incorporated by reference herein to Pegasus' Form 8-K dated January 16, 1998).

Exhibit
Number     Description of Document
--------   -------------------------------------------------------------------------------------------------------
  3.1      Certificate of Incorporation of Pegasus, as amended (which is incorporated by reference to Exhibit
           3.1 to Pegasus' Registration Statement on Form S-1 (File No. 333-05057).
  3.2      By-Laws of Pegasus (which is incorporated by reference to Exhibit 3.2 to Pegasus' Registration
           Statement on Form S-1 (File No. 333-05057).
  3.3      Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights
           of Preferred Stock and Qualifications, Limitations and Restrictions Thereof which is incorporated by reference to Exhibit 3.3 to Pegasus' Registration Statement on Form S-1 (File No. 333-23595).
  4.1      Indenture, dated as of July 7, 1995, by and among Pegasus Media & Communications, Inc., the
           Guarantors (as this term is defined in the Indenture), and First Fidelity Bank, National Association,
           as Trustee, relating to the 12 1/2 % Series B Senior Subordinated Notes due 2005 (including the form of Notes and Subsidiary Guarantee) (which is incorporated herein by reference to Exhibit 4.1 to
           Pegasus Media & Communications, Inc.'s Registration Statement on Form S-4 (File No. 33-95042).
  4.2      Form of 12 1/2% Series B Senior Subordinated Notes due 2005 (included in Exhibit 4.1 above).
  4.3      Form of Subsidiary Guarantee with respect to the 12 1/2% Series B Senior Subordinated Notes due
           2005 (included in Exhibit 4.1 above).
  4.4      Indenture by and between Pegasus and First Union National Bank, as trustee, relating to the
           Exchange Notes (included in Exhibit 3.3 above).
  4.5      Indenture, dated as of October 21, 1997, by and between Pegasus Communications Corporation and
           First Union National Bank, as trustee, relating to the Senior Notes (which is incorporated by refer-
           ence herein to Exhibit 4.1 to Amendment No. 1 to Pegasus' Form 8-K dated September 8, 1997).
 5.1+      Opinion of Drinker Biddle & Reath LLP.
 8.1+      Tax Opinion of Drinker Biddle & Reath LLP.
 10.1      Station Affiliation Agreement, dated March 30, 1992, between Fox Broadcasting Company and D. &
           K. Broadcast Properties L.P. relating to television station WDBD (which is incorporated herein by reference to Exhibit 10.5 to Pegasus Media & Communications, Inc.'s Registration Statement on
           Form S-4 (File No. 33-95042).
 10.2      Agreement and Amendment to Station Affiliation Agreement, dated as of June 11, 1993, between Fox
           Broadcasting Company and Donatelli & Klein Broadcast relating to television station WDBD (which is incorporated herein by reference to Exhibit 10.6 to Pegasus Media & Communications, Inc.'s
           Registration Statement on Form S-4 (File No. 33-95042).
 10.3      Station Affiliation Agreement, dated March 30, 1992, between Fox Broadcast Company and Scran-
           ton TV Partners Ltd. relating to television station WOLF (which is incorporated herein by reference to Exhibit 10.8 to Pegasus Media & Communications, Inc.'s Registration Statement on Form S-4
           (File No. 33-95042).
 10.4      Agreement and Amendment to Station Affiliation Agreement, dated June 11, 1993, between Fox
           Broadcasting Company and Scranton TV Partners, Ltd. relating to television station WOLF (which is incorporated herein by reference to Exhibit 10.9 to Pegasus Media & Communications, Inc.'s
           Registration Statement on Form S-4 (File No. 33-95042).
 10.5      Amendment to Fox Broadcasting Company Station Affiliation Agreement Regarding Network Non-
           duplication Protection, dated December 2, 1993, between Fox Broadcasting Company and Pegasus
           Broadcast Television, L.P. relating to television stations WOLF, WWLF, and WILF (which is incor-
           porated herein by reference to Exhibit 10.10 to Pegasus Media & Communications, Inc.'s Registra-
           tion Statement on Form S-4 (File No. 33-95042).
 10.6      Consent to Assignment, dated May 1, 1993, between Fox Broadcasting Company and Pegasus
           Broadcast Television, L.P. relating to television station WOLF (which is incorporated herein by ref-
           erence to Exhibit 10.11 to Pegasus Media & Communications, Inc.'s Registration Statement on Form
           S-4 (File No. 33-95042).
 10.7      Station Affiliation Agreement, dated March 30, 1992, between Fox Broadcasting Company and
           WDSI Ltd. relating to television station WDSI (which is incorporated herein by reference to Exhibit
           10.12 to Pegasus Media & Communications, Inc.'s Registration Statement on Form S-4 (File No.
            33-95042).

Exhibit
Number       Description of Document
----------   ------------------------------------------------------------------------------------------------------
 10.8        Agreement and Amendment to Station Affiliation Agreement, dated June 11, 1993, between Fox
             Broadcasting Company and Pegasus Broadcast Television, L.P. relating to television station WDSI
             (which is incorporated herein by reference to Exhibit 10.13 to Pegasus Media & Communications,
             Inc.'s Registration Statement on Form S-4 (File No. 33-95042).
 10.9        Franchise Agreement for Mayaguez, Puerto Rico (which is incorporated herein by reference to
             Exhibit 10.14 to Pegasus Media & Communications, Inc.'s Registration Statement on Form S-4 (File
             No. 33-95042).
 10.10       NRTC/Member Agreement for Marketing and Distribution of DBS Services, dated June 24, 1993, between the National Rural Telecommunications Cooperative and Pegasus Cable Associates, Ltd.
             (which is incorporated herein by reference to Exhibit 10.28 to Pegasus Media & Communications,
             Inc.'s Registration Statement on Form S-4 (File No. 33-95042) (other similar agreements with the
             National Rural Telecommunications Cooperative are not being filed but will be furnished upon request, subject to restrictions on confidentiality).
 10.11       Amendment to NRTC/Member Agreement for Marketing and Distribution of DBS Services, dated
             June 24, 1993, between the National Rural Telecommunications Cooperative and Pegasus Cable
             Associates, Ltd. (which is incorporated herein by reference to Exhibit 10.29 to Pegasus Media &
             Communications, Inc.'s Registration Statement on Form S-4 (File No. 33-95042).
 10.12       DIRECTV Sign-Up Agreement, dated May 3, 1995, between DIRECTV, Inc. and Pegasus Satellite
             Television, Inc. (which is incorporated herein by reference to Exhibit 10.30 to Pegasus Media &
             Communications, Inc.'s Registration Statement on Form S-4 (File No. 33-95042).
 10.13       Franchise Agreement granted to Dom's Tele-Cable, Inc., to build and operate cable television sys-
             tems for the municipalities of Cabo Rojo, San German, Lajas, Hormigueros, Guanica, Sabana
             Grande and Maricao (which is incorporated herein by reference to Exhibit 2 to Pegasus Media &
             Communications, Inc.'s Form 8-K dated March 21, 1996).
 10.14       Franchise Agreement granted to Dom's Tele-Cable, Inc. to build and operate cable television systems for the municipalities of Anasco, Rincon and Las Marias (which is incorporated herein by reference to Exhibit 3 to Pegasus Media & Communications, Inc.'s Form 8-K dated March 21, 1996).
 10.15       Credit Agreement dated as of December 9, 1997 by and among Pegasus Media & Communications,
             Inc., the lenders thereto, and Bankers Trust Company, as agent for the lenders (which is incorporated by reference herein to Exhibit 10.1 to Pegasus' Form 8-K dated December 10, 1997).
 10.16       Pegasus Restricted Stock Plan (which is incorporated by reference to Exhibit 10.28 to Pegasus' Reg-
             istration Statement on Form S-1 (File No. 333-05057).
 10.17       Option Agreement for Donald W. Weber (which is incorporated by reference to Exhibit 10.29
             Pegasus' Registration Statement on Form S-1 (File No. 333-05057).
 10.18       Pegasus 1996 Stock Option Plan (which is incorporated by reference to Exhibit 10.30 to Pegasus'
             Registration Statement on Form S-1 (File No. 333-05057).
 10.19       Amendment to Option Agreement for Donald W. Weber, dated December 19, 1996 (which is incor-
             porated by reference to Exhibit 10.31 to Pegasus' Registration Statement on Form S-1 (File No.
              333-18739).
 10.20       Warrant Agreement between Pegasus and First Union National Bank, as Warrant Agent relating to the Warrants (which is incorporated by reference to Exhibit 10.32 to Pegasus' Registration Statement
             on Form S-1 (File No. 333-23595).
10.21+       Amendment to Credit Agreement executed as of March 10, 1998 by and among Pegasus Media &
             Communications, Inc., the lenders thereto, and Bankers Trust Company, as agent for the lenders.
21.1 +       Subsidiaries of Pegasus.
23.1 +       Consent of Drinker Biddle & Reath LLP (included in their opinion filed as Exhibit 5.1).
 23.2*       Consent of Coopers & Lybrand L.L.P.
 23.3*       Consent of Arthur Andersen LLP.
 23.4*       Consent of Fishbein & Co., P.C.
 23.5*       Consent of Deloitte & Touche LLP.
24.1 +       Powers of Attorney (included in Signatures and Powers of Attorney).
27.1 +       Financial Data Schedule for Pegasus.

Exhibit
Number       Description of Document
----------   -----------------------------------------------------------------
27.2+        Financial Data Schedule for DTS.
99.1+        Consent of Merrill, Lynch, Pierce, Fenner & Smith, Incorporated.
99.2+        Consent of Harry F. Hopper, III.
99.3+        Consent of Michael C. Brooks.
99.4+        Consent of Riordon B. Smith.


------------
* Filed herewith.
+ Previously filed.



Item 22. Undertakings.

     The undersigned registrant hereby undertakes:

     (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (2) It will respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (3) It will supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (4) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

       (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (5) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (6) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                       SIGNATURES AND POWERS OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized in the city of Radnor, Commonwealth of Pennsylvania, on the 3rd day of April, 1998.



                                        PEGASUS COMMUNICATIONS CORPORATION


                                        By: /s/ Marshall W. Pagon
                                      ----------------------------------------
                                        Name: Marshall W. Pagon
                                        Title: Chief Executive Officer and
                                        President


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby constitutes and appoints Marshall W. Pagon, Robert N. Verdecchio and Ted S. Lodge as his or her attorneys-in-fact and agents, with full power of substitution for him or her in any and all capacities, to sign any or all amendments or post-effective amendments to the Registration Statement, or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith or in connection with the registration of the Notes under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, granting unto each of such attorneys-in-fact the agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that each of such attorneys-in-fact and agents or his or her substitutes may do or cause to be done by virtue hereof.




                       Signature                                            Title                          Date
------------------------------------------------------   ------------------------------------------   --------------
/s/ Marshall W. Pagon                                    President, Chief Executive Officer and       April 3, 1998
-----------------------------                            Chairman of the Board
Marshall W. Pagon

/s/ Robert N. Verdecchio
-----------------------------                            (Principal Executive Officer)
 Robert N. Verdecchio                                    Senior Vice President, Chief Financial       April 3, 1998
                                                         Officer, Assistant Secretary and Director
                                                         (Principal Financial and Accounting Officer)


/s/ James J. McEntee, III                                Director                                     April 3, 1998
-----------------------------
James J. McEntee, III

/s/ Mary C. Metzger                                      Director                                     April 3, 1998
-----------------------------
Mary C. Metzger

/s/ Donald W. Weber                                      Director                                     April 3, 1998
-----------------------------
Donald W. Weber

                                 EXHIBIT INDEX





Exhibit
Number     Description of Document
--------   -------------------------------------------------------------------------------------------------------
  2.1      Contribution and Exchange Agreement by and between the Parent and Harron dated as of May 30,
           1996 (including form of Joinder Agreement, Stockholder's Agreement and Noncompetition Agree-
           ment) (which is incorporated by reference to Exhibit 2.2 to Pegasus' Registration Statement on Form
           S-1 (File No. 333-05057).
  2.2      Amendment No. 1 to Exhibit 2.1 (which is incorporated by reference to Pegasus' Form 8-K, dated
           October 8, 1996).
  2.3      Amendment No. 2 to Exhibit 2.1 (which is incorporated by reference to Exhibit 2.5 to Pegasus'
           Registration Statement on Form S-1 (File No. 333-057057).
  2.4      Amendment No. 3 to Exhibit 2.1 (which is incorporated by reference to Exhibit 4 to Pegasus' Form
           8-K dated October 8, 1996).
  2.5      Joinder Agreement by and among Pegasus Communications Holdings, Inc., Pegasus Communica-
           tions Corporation and Harron Communications Corp. dated as of October 8, 1996 (which is incor-
           porated by reference to Exhibit 5 to Pegasus' Form 8-K dated October 8, 1996).
  2.6      Stockholders' Agreement by and among Pegasus Communications Holdings, Inc., Pegasus Commu-
           nications Corporation and Harron Communications Corporation dated as of October 8, 1996 (which is incorporated by reference to Exhibit 6 to Pegasus' Form 8-K dated as of October 8, 1996).
  2.7      Non-Competition Agreement by and among Pegasus Communications Holdings, Inc., Pegasus Com-
           munications Corporation and Harron Communications Corp. dated October 8, 1996 (which is incor-
           porated by reference to Exhibit 7 to Pegasus Form 8-K dated as of October 8, 1996).
  2.8      Agreement and Plan of Merger dated January 8, 1998 among Pegasus Communications Corporation and certain of its shareholders, Pegasus DTS Merger Sub, Inc., and Digital Television Services, Inc.
           and certain of its shareholders, including forms of Registration Rights Agreement and Voting Agree-
           ment as exhibits (which is incorporated by reference herein to Exhibit 2.1 to Pegasus's Form 8-K dated December 10, 1997).
  2.9      Asset Purchase Agreement dated as of January 16, 1998 between Avalon Cable of New England,
           LLC and Pegasus Cable Television, Inc. and Pegasus Cable Television of Connecticut, Inc. (which is incorporated by reference herein to Pegasus' Form 8-K dated January 16, 1998).
  3.1      Certificate of Incorporation of Pegasus, as amended (which is incorporated by reference to Exhibit
           3.1 to Pegasus' Registration Statement on Form S-1 (File No. 333-05057).
  3.2      By-Laws of Pegasus (which is incorporated by reference to Exhibit 3.2 to Pegasus' Registration
           Statement on Form S-1 (File No. 333-05057).
  3.3      Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights
           of Preferred Stock and Qualifications, Limitations and Restrictions Thereof which is incorporated by reference to Exhibit 3.3 to Pegasus' Registration Statement on Form S-1 (File No. 333-23595).
  4.1      Indenture, dated as of July 7, 1995, by and among Pegasus Media & Communications, Inc., the
           Guarantors (as this term is defined in the Indenture), and First Fidelity Bank, National Association,
           as Trustee, relating to the 12 1/2 % Series B Senior Subordinated Notes due 2005 (including the form of Notes and Subsidiary Guarantee) (which is incorporated herein by reference to Exhibit 4.1 to
           Pegasus Media & Communications, Inc.'s Registration Statement on Form S-4 (File No. 33-95042).
  4.2      Form of 12 1/2% Series B Senior Subordinated Notes due 2005 (included in Exhibit 4.1 above).
  4.3      Form of Subsidiary Guarantee with respect to the 12 1/2% Series B Senior Subordinated Notes due
           2005 (included in Exhibit 4.1 above).
  4.4      Indenture by and between Pegasus and First Union National Bank, as trustee, relating to the
           Exchange Notes (included in Exhibit 3.3 above).
  4.5      Indenture, dated as of October 21, 1997, by and between Pegasus Communications Corporation and
           First Union National Bank, as trustee, relating to the Senior Notes (which is incorporated by refer-
           ence herein to Exhibit 4.1 to Amendment No. 1 to Pegasus' Form 8-K dated September 8, 1997).
 5.1+      Opinion of Drinker Biddle & Reath LLP.
 8.1+      Tax Opinion of Drinker Biddle & Reath LLP.

10.1        Station Affiliation Agreement, dated March 30, 1992, between Fox Broadcasting Company and D. &
            K. Broadcast Properties L.P. relating to television station WDBD (which is incorporated herein by reference to Exhibit 10.5 to Pegasus Media & Communications, Inc.'s Registration Statement on
            Form S-4 (File No. 33-95042).
10.2        Agreement and Amendment to Station Affiliation Agreement, dated as of June 11, 1993, between Fox
            Broadcasting Company and Donatelli & Klein Broadcast relating to television station WDBD (which
10.2        is incorporated herein by reference to Exhibit 10.6 to Pegasus Media & Communications, Inc.'s
            Registration Statement on Form S-4 (File No. 33-95042).
10.3        Station Affiliation Agreement, dated March 30, 1992, between Fox Broadcast Company and Scran-
            ton TV Partners Ltd. relating to television station WOLF (which is incorporated herein by reference to Exhibit 10.8 to Pegasus Media & Communications, Inc.'s Registration Statement on Form S-4
            (File No. 33-95042).
10.4        Agreement and Amendment to Station Affiliation Agreement, dated June 11, 1993, between Fox
            Broadcasting Company and Scranton TV Partners, Ltd. relating to television station WOLF (which is incorporated herein by reference to Exhibit 10.9 to Pegasus Media & Communications, Inc.'s
            Registration Statement on Form S-4 (File No. 33-95042).
10.5        Amendment to Fox Broadcasting Company Station Affiliation Agreement Regarding Network Non-
            duplication Protection, dated December 2, 1993, between Fox Broadcasting Company and Pegasus
            Broadcast Television, L.P. relating to television stations WOLF, WWLF, and WILF (which is incor-
            porated herein by reference to Exhibit 10.10 to Pegasus Media & Communications, Inc.'s Registra-
            tion Statement on Form S-4 (File No. 33-95042).
10.6        Consent to Assignment, dated May 1, 1993, between Fox Broadcasting Company and Pegasus
            Broadcast Television, L.P. relating to television station WOLF (which is incorporated herein by ref-
            erence to Exhibit 10.11 to Pegasus Media & Communications, Inc.'s Registration Statement on Form
            S-4 (File No. 33-95042).
10.7        Station Affiliation Agreement, dated March 30, 1992, between Fox Broadcasting Company and
            WDSI Ltd. relating to television station WDSI (which is incorporated herein by reference to Exhibit
            10.12 to Pegasus Media & Communications, Inc.'s Registration Statement on Form S-4 (File No.
             33-95042).
10.8        Agreement and Amendment to Station Affiliation Agreement, dated June 11, 1993, between Fox
            Broadcasting Company and Pegasus Broadcast Television, L.P. relating to television station WDSI
            (which is incorporated herein by reference to Exhibit 10.13 to Pegasus Media & Communications,
            Inc.'s Registration Statement on Form S-4 (File No. 33-95042).
10.9        Franchise Agreement for Mayaguez, Puerto Rico (which is incorporated herein by reference to
            Exhibit 10.14 to Pegasus Media & Communications, Inc.'s Registration Statement on Form S-4 (File
            No. 33-95042).
10.10       NRTC/Member Agreement for Marketing and Distribution of DBS Services, dated June 24, 1993, between the National Rural Telecommunications Cooperative and Pegasus Cable Associates, Ltd.
            (which is incorporated herein by reference to Exhibit 10.28 to Pegasus Media & Communications,
            Inc.'s Registration Statement on Form S-4 (File No. 33-95042) (other similar agreements with the
            National Rural Telecommunications Cooperative are not being filed but will be furnished upon request, subject to restrictions on confidentiality).
10.11       Amendment to NRTC/Member Agreement for Marketing and Distribution of DBS Services, dated
            June 24, 1993, between the National Rural Telecommunications Cooperative and Pegasus Cable
            Associates, Ltd. (which is incorporated herein by reference to Exhibit 10.29 to Pegasus Media &
            Communications, Inc.'s Registration Statement on Form S-4 (File No. 33-95042).
10.12       DIRECTV Sign-Up Agreement, dated May 3, 1995, between DIRECTV, Inc. and Pegasus Satellite
            Television, Inc. (which is incorporated herein by reference to Exhibit 10.30 to Pegasus Media &
            Communications, Inc.'s Registration Statement on Form S-4 (File No. 33-95042).
10.13       Franchise Agreement granted to Dom's Tele-Cable, Inc., to build and operate cable television sys-
            tems for the municipalities of Cabo Rojo, San German, Lajas, Hormigueros, Guanica, Sabana
            Grande and Maricao (which is incorporated herein by reference to Exhibit 2 to Pegasus Media &
            Communications, Inc.'s Form 8-K dated March 21, 1996).

 10.14       Franchise Agreement granted to Dom's Tele-Cable, Inc. to build and operate cable television systems for the municipalities of Anasco, Rincon and Las Marias (which is incorporated herein by reference
 10.15       to Exhibit 3 to Pegasus Media & Communications, Inc.'s Form 8-K dated March 21, 1996).
             Credit Agreement dated as of December 9, 1997 by and among Pegasus Media & Communications,
             Inc., the lenders thereto, and Bankers Trust Company, as agent for the lenders (which is incorporated by reference herein to Exhibit 10.1 to Pegasus' Form 8-K dated December 10, 1997).
 10.16       Pegasus Restricted Stock Plan (which is incorporated by reference to Exhibit 10.28 to Pegasus' Reg-
             istration Statement on Form S-1 (File No. 333-05057).
 10.17       Option Agreement for Donald W. Weber (which is incorporated by reference to Exhibit 10.29
             Pegasus' Registration Statement on Form S-1 (File No. 333-05057).
 10.18       Pegasus 1996 Stock Option Plan (which is incorporated by reference to Exhibit 10.30 to Pegasus'
             Registration Statement on Form S-1 (File No. 333-05057).
 10.19       Amendment to Option Agreement for Donald W. Weber, dated December 19, 1996 (which is incor-
             porated by reference to Exhibit 10.31 to Pegasus' Registration Statement on Form S-1 (File No.
              333-18739).
 10.20       Warrant Agreement between Pegasus and First Union National Bank, as Warrant Agent relating to the Warrants (which is incorporated by reference to Exhibit 10.32 to Pegasus' Registration Statement
             on Form S-1 (File No. 333-23595).
10.21+       Amendment to Credit Agreement executed as of March 10, 1998 by and among Pegasus Media &
             Communications, Inc., the lenders thereto, and Bankers Trust Company, as agent for the lenders.
21.1 +       Subsidiaries of Pegasus.
23.1 +       Consent of Drinker Biddle & Reath LLP (included in their opinion filed as Exhibit 5.1).
23.2*        Consent of Coopers & Lybrand L.L.P.
23.3*        Consent of Arthur Andersen LLP.
23.4*        Consent of Fishbein & Co., P.C.
23.5*        Consent of Deloitte & Touche LLP.
24.1 +       Powers of Attorney (included in Signatures and Powers of Attorney).
27.1 +       Financial Data Schedule for Pegasus.
27.2 +       Financial Data Schedule for DTS.
99.1 +       Consent of Merrill, Lynch, Pierce, Fenner & Smith, Incorporated.
99.2 +       Consent of Harry F. Hopper, III.
99.3 +       Consent of Michael C. Brooks.
99.4 +       Consent of Riordon B. Smith.


------------
* Filed herewith.
+ Previously filed.